NOTICES OF SPECIAL MEETINGS OF SHAREHOLDERS OF

AURICO GOLD INC.

AND

     ALAMOS GOLD INC.

to be held on June 24, 2015

and

JOINT MANAGEMENT INFORMATION CIRCULAR

in connection with a proposed

ARRANGEMENT

involving

AURICO GOLD INC.

and

ALAMOS GOLD INC.

May 22, 2015

These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services, by: (i) telephone, toll- free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

May 22, 2015

Dear AuRico Shareholder:

On behalf of the Board of Directors and Management of AuRico Gold Inc. (“AuRico”), we would like to invite you to attend a special meeting (the “AuRico Meeting”) of holders (“AuRico Shareholders”) of common shares (“AuRico Shares”) of AuRico to be held at 10:00 a.m. (Eastern time) on June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6.

At the AuRico Meeting, AuRico Shareholders will, among other things, be asked to consider and, if deemed advisable, to pass a special resolution (the “AuRico Arrangement Resolution”) approving a statutory arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Ontario) pursuant to an arrangement agreement (the “Arrangement Agreement”) dated as of April 12, 2015, between AuRico and Alamos Gold Inc. (“Alamos”). The Arrangement provides for, among other things:

(a)

the exchange of common shares of Alamos for AuRico Shares based on an exchange ratio set forth in the accompanying joint management information circular of AuRico and Alamos (the “Circular”) and cash of $0.0001;

(b)	the amalgamation of Alamos and AuRico with the resulting company to be named “Alamos Gold Inc.” (“Amalco”);

(c)	the formation of a new spin-off company to be named “AuRico Metals Inc.” (“AuRico Metals”) to hold certain assets (including cash); and

(d)

the reorganization of the capital of Amalco and the distribution of common shares of AuRico Metals (the “AuRico Metals Shares”) to former AuRico Shareholders and former holders of Alamos common shares.

Under the Arrangement, each AuRico Shareholder (other than an AuRico Shareholder who has validly exercised its dissent rights) will ultimately receive, upon compliance with the terms and conditions set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix E to the Circular and subject to adjustment as set forth therein, in consideration for each of such AuRico Shareholder’s AuRico Shares (including any AuRico Shares issued in connection with the exchange of AuRico options and the settlement of performance share units, deferred share units or restricted share units) 0.5046 of a Class A Common Share of Amalco (“Class A Shares”) and thereafter 95.1% of the AuRico Metals Shares will be distributed to all the holders of Class A Shares on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in a holder of Class A Shares receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). Amalco will retain the remaining 4.9% of AuRico Metals Shares, as described in the Circular.

Following completion of the Arrangement, AuRico Metals will own or hold, directly or indirectly: (i) the Kemess Project (as defined in the Circular), including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project; (ii) certain AuRico trade-marks; (iii) cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project; (iv) cash in an amount equal to $20 million less the Earn-In Committed Amount (as defined below), as converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement; (v) the Earn-In Committed Amount (to be spent in accordance with the earn-in arrangement described below); (vi) certain royalties (including a royalty on the Young Davidson gold mine); and (vii) the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree, all as more particularly set forth in the Circular. In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending C$20 million on the Kemess East Project by December 31, 2016, of which C$9.5 million, subject to upward adjustment, is a committed amount (the “Earn-In Committed Amount”).

-i-

AuRico and Alamos have received conditional approval of the Toronto Stock Exchange (“TSX”) to list the Class A Shares on the TSX under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos will apply to the New York Stock Exchange (“NYSE”) to list the Class A Shares on the NYSE under Alamos’ existing ticker symbol “AGI”. Such listings will be subject to Amalco fulfilling all of the minimum listing requirements of the TSX and NYSE. There can be no assurance that the TSX and/or NYSE will list the Class A Shares. If listing approval is ultimately obtained prior to the effective time of the Arrangement, trading in the Class A Shares is expected to commence shortly following the completion of the Arrangement.

AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”. Such listing will be subject to AuRico Metals fulfilling all of the minimum listing requirements of the TSX and obtaining conditional approval of the TSX. There can be no assurance that the TSX will list the AuRico Metals Shares. If listing approval is ultimately obtained prior to the effective time of the Arrangement, trading on the TSX in the AuRico Metals Shares is expected to commence shortly following completion of the Arrangement.

In addition, at the AuRico Meeting, AuRico Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve: (i) a long term incentive plan for AuRico Metals; and (ii) an employee share purchase plan for AuRico Metals (the “AuRico Metals Incentive Plan Resolution”), as more particularly described in the accompanying Circular, provided that such resolution shall not become effective unless the Arrangement becomes effective.

THE AURICO BOARD OF DIRECTORS, AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY RECOMMENDS THAT AURICO SHAREHOLDERS VOTE IN FAVOUR OF THE AURICO ARRANGEMENT RESOLUTION AND VOTE IN FAVOUR OF THE AURICO METALS INCENTIVE PLAN RESOLUTION.

Each of the directors and officers of AuRico, in respect of all securities of AuRico beneficially owned by them, have entered into a voting and support agreement pursuant to which they have agreed, among other things, to support the Arrangement and vote their AuRico securities in favour of the AuRico Arrangement Resolution and the AuRico Metals Incentive Plan Resolution. In addition, Alamos, in respect of all securities of AuRico owned by it, has entered into a voting and support agreement pursuant to which it has agreed, among other things, to support the Arrangement and vote its AuRico securities in favour of the AuRico Arrangement Resolution and the AuRico Metals Incentive Plan Resolution.

In order to become effective, the AuRico Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting, after excluding the votes cast by certain persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Arrangement is also subject to court approval and certain closing conditions customary in transactions of this nature.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Assuming that all of the conditions to the Arrangement are satisfied or waived, AuRico expects the Arrangement to become effective in July, 2015.

As an AuRico Shareholder, you are requested to complete and return the enclosed form of proxy to ensure that your AuRico Shares will be represented at the AuRico Meeting, whether or not you are personally able to attend. If you have questions, you may contact our proxy solicitation agent, Kingsdale Shareholder Services by: (i) telephone, toll-free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

-ii-

The accompanying Circular contains a detailed description of the Arrangement and the AuRico Meeting, as well as detailed information regarding AuRico, Alamos, Amalco and AuRico Metals and certain pro forma information regarding Amalco and AuRico Metals after giving effect to the Arrangement. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor.

Your participation in the affairs of AuRico is important to us. Please take this opportunity to exercise your vote, either in person at the AuRico Meeting or by completing and returning your proxy form.

We look forward to seeing you at the AuRico Meeting.

Sincerely,

(Signed) “Scott G. Perry”
President & Chief Executive Officer

-iii-

May 22, 2015

Dear Alamos Shareholder:

On behalf of the Board of Directors and Management of Alamos Gold Inc. (“Alamos”), we would like to invite you to attend a special meeting (the “Alamos Meeting”) of holders (“Alamos Shareholders”) of common shares (the “Alamos Shares”) of Alamos to be held at 11:00 a.m. (Eastern time) on June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6.

On April 13, 2015, we announced that Alamos and AuRico Gold Inc. (“AuRico”) entered into an arrangement agreement on April 12, 2015 (the “Arrangement Agreement”) to combine their respective companies by way of an arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Ontario) (the “OBCA”), creating a new, leading intermediate gold producer to be named “Alamos Gold Inc.” (“Amalco”). The Arrangement combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young Davidson mine in Ontario, Canada, and Alamos’ Mulatos mine in Sonora, Mexico.

Pursuant to the terms of the Arrangement, and subject to adjustment as set forth therein, Alamos Shareholders will ultimately receive, for each Alamos Share held, one Class A Common Share of Amalco (“Class A Shares”), $0.0001 in cash and approximately 0.4398 AuRico Metals Shares (as defined below) for each Class A Share held (as described below). In addition, a new company, to be named “AuRico Metals Inc.” (“AuRico Metals”), will be created to hold certain assets, including (i) the Kemess Project (as defined in the accompanying joint management information circular of Alamos and AuRico (the “Circular”)), including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project; (ii) certain AuRico trade-marks; (iii) cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project; (iv) cash in an amount equal to $20 million less the Earn-In Committed Amount (as defined below), as converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement; (v) the Earn-In Committed Amount (to be spent in accordance with the earn-in arrangement described below); (vi) certain royalties (including a royalty on the Young Davidson gold mine); and (vii) other property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree, all as more particularly set forth in the Circular. In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending C$20 million on the Kemess East Project by December 31, 2016, of which C$9.5 million, subject to upward adjustment, is a committed amount (the “Earn-In Committed Amount”). Upon completion of the Arrangement, Amalco will own a 4.9% equity interest in AuRico Metals. The remaining shares of AuRico Metals (“AuRico Metals Shares”) will be held by former Alamos Shareholders and former holders of AuRico Shares (“AuRico Shareholders”) on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in a holder of Class A Shares receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held).

Following completion of the Arrangement, John McCluskey, the current President and Chief Executive Officer of Alamos, will serve as President and Chief Executive Officer of Amalco, Jamie Porter, the current Chief Financial Officer of Alamos, will serve as Chief Financial Officer of Amalco, Alan Edwards, the current Chairman of AuRico, will serve as Non-Executive Chairman of Amalco and Peter MacPhail, the current Executive Vice President and Chief Operating Officer of AuRico, will serve as Chief Operating Officer of Amalco. The proposed board of directors of Amalco will consist of Messrs. Alan Edwards, Mark Daniel, Patrick Downey, David Fleck, David Gower, John McCluskey, Paul Murphy, Scott Perry, Ronald Smith and Kenneth Stowe.

-iv-

At the Alamos Meeting, Alamos Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Alamos Continuance Resolution”) approving the application for continuance of Alamos under the OBCA, in accordance with section 308 of the Business Corporations Act (British Columbia) and section 180 of the OBCA.

Alamos Shareholders will, at the Alamos Meeting, also be asked to consider and, if deemed advisable, to pass a special resolution (the “Alamos Arrangement Resolution”) approving the Arrangement under the provisions of the OBCA. In addition, Alamos Shareholders will, at the Alamos Meeting, also be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve: (i) a long term incentive plan for AuRico Metals; and (ii) an employee share purchase plan for AuRico Metals (the “Alamos AuRico Metals Incentive Plan Resolution”), as more particularly described in the accompanying Circular, provided that such resolution shall not become effective unless the Arrangement becomes effective.

The Arrangement provides for, among other things:

(a)	the amalgamation of Alamos and AuRico with the resulting company to be named “Alamos Gold Inc.”;

(b)	the formation of AuRico Metals, to hold certain assets as described above; and

(c)	the reorganization of the capital of Amalco and the distribution of AuRico Metals Shares to former Alamos Shareholders and AuRico Shareholders.

THE BOARD OF DIRECTORS OF ALAMOS, AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY RECOMMENDS THAT ALAMOS SHAREHOLDERS VOTE IN FAVOUR OF THE ALAMOS CONTINUANCE RESOLUTION AND VOTE IN FAVOUR OF THE ALAMOS ARRANGEMENT RESOLUTION AND VOTE IN FAVOUR OF THE ALAMOS AURICO METALS INCENTIVE PLAN RESOLUTION.

Each of the directors and officers of Alamos, in respect of all securities of Alamos beneficially owned by them, have entered into a voting and support agreement pursuant to which they have agreed, among other things, to support the Arrangement and vote their Alamos securities in favour of the Alamos Arrangement Resolution, the Alamos Continuance Resolution and the Alamos AuRico Metals Incentive Plan Resolution.

In order to become effective, the Alamos Continuance Resolution will require the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting. In order to become effective, the Alamos Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting, and (ii) the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting, after excluding the votes cast by certain persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Arrangement is also subject to court approval and certain closing conditions customary in transactions of this nature. Assuming that all of the conditions to the Arrangement are satisfied or waived, Alamos expects the Arrangement to become effective in July, 2015.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

AuRico and Alamos have received conditional approval of the Toronto Stock Exchange (“TSX”) to list the Class A Shares on the TSX under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos will apply to the New York Stock Exchange (“NYSE”) to list the Class A Shares on the NYSE under Alamos’ existing ticker symbol “AGI”. Such listings will be subject to Amalco fulfilling all of the minimum listing requirements of the TSX and NYSE. There can be no assurance that the TSX and/or NYSE will list the Class A Shares. If listing approval is ultimately obtained prior to the effective time of the Arrangement, trading in the Class A Shares is expected to commence shortly following the completion of the Arrangement.

-v-

AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”. Such listing will be subject to AuRico Metals fulfilling all of the minimum listing requirements of the TSX and obtaining conditional approval of the TSX. There can be no assurance that the TSX will list the AuRico Metals Shares. If listing approval is ultimately obtained prior to the effective time of the Arrangement, trading on the TSX in the AuRico Metals Shares is expected to commence shortly following completion of the Arrangement.

As an Alamos Shareholder, you are requested to complete and return the enclosed form of proxy to ensure that your Alamos Shares will be represented at the Alamos Meeting, whether or not you are personally able to attend. If you have questions, you may contact our proxy solicitation agent, Kingsdale Shareholder Services by: (i) telephone, toll-free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

The accompanying Circular contains a detailed description of the Arrangement and the Alamos Meeting, as well as detailed information regarding AuRico, Alamos, Amalco and AuRico Metals and certain pro forma information regarding Amalco and AuRico Metals after giving effect to the Arrangement. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor.

Your participation in the affairs of Alamos is important to us. Please take this opportunity to exercise your vote, either in person at the Alamos Meeting or by completing and returning your proxy form.

We look forward to seeing you at the Alamos Meeting.

Sincerely,

(Signed) “John A. McCluskey”
President & Chief Executive Officer

-vi-

AURICO GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated May 22, 2015, a special meeting (“AuRico Meeting”) of shareholders of AuRico Gold Inc. (“AuRico”) will be held at 10:00 a.m. (Eastern time) on Wednesday, June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6, for the following purposes:

•	to consider and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is attached as Appendix A to the accompanying joint management information circular (“Circular”) of AuRico and Alamos Gold Inc. (“Alamos”), approving the arrangement agreement dated as of April 12, 2015, between AuRico and Alamos and the arrangement involving AuRico and Alamos (“Arrangement”) under section 182 of the Business Corporations Act (Ontario), all as more particularly set forth in the accompanying Circular;

•	to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Appendix Q to the Circular, approving: (i) a long term incentive plan for AuRico Metals Inc.; and (ii) an employee share purchase plan for AuRico Metals Inc. (the “AuRico Metals Incentive Plan Resolution”), all as more particularly set forth Circular, provided that such resolution shall not become effective unless the Arrangement becomes effective; and

•	to transact such other business as may properly come before the AuRico Meeting or any adjournment or postponement thereof.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the AuRico Meeting and forms part of this Notice of Special Meeting.

Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Ontario Superior Court of Justice (Commercial List) and receipt of required regulatory, stock exchange and third party approvals.

Shareholders of AuRico who are unable to attend the AuRico Meeting are requested to complete, date, sign and return the enclosed form of proxy printed on blue paper so that as large a representation as possible may be had at the AuRico Meeting.

The board of directors of AuRico has passed a resolution to fix 5:00 p.m. (Eastern time) on May 22, 2015 as the record date for the determination of the registered holders of common shares of AuRico who will be entitled to receive notice of the AuRico Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the AuRico Meeting. Proxies to be used or acted upon at the AuRico Meeting must be deposited with AuRico’s transfer agent, Computershare Investor Service Inc., by 10:00 a.m. (Eastern time) on June 22, 2015 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the AuRico Meeting or any adjournment or postponement thereof). The time limit for deposit of proxies may be waived or extended by the chair of the AuRico Meeting at his discretion, without notice.

DATED at Toronto, Ontario this 22nd day of May, 2015.

By Order of the Board of Directors of AuRico Gold Inc.

(Signed) “Alan R. Edwards”
Chairman of the Board of Directors

-vii-

ALAMOS GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated May 22, 2015, a special meeting (“Alamos Meeting”) of shareholders of Alamos Gold Inc. (“Alamos”) will be held at 11:00 a.m. (Eastern time) on Wednesday, June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6, for the following purposes:

•

to consider and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is attached as Appendix B to the accompanying joint management information circular (“Circular”) of Alamos and AuRico Gold Inc. (“AuRico”), approving the application for continuance of Alamos under the Business Corporations Act (Ontario) (the “OBCA”), in accordance with section 308 of the Business Corporations Act (British Columbia) and section 180 of the OBCA, all as more particularly set forth in the accompanying Circular;

•

to consider and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is attached as Appendix C to the Circular, approving the arrangement agreement dated as of April 12, 2015, between AuRico and Alamos and the arrangement involving AuRico and Alamos (“Arrangement”) under section 182 of the OBCA, all as more particularly set forth in the accompanying Circular;

•

to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Appendix R to the Circular, approving: (i) a long term incentive plan for AuRico Metals Inc.; and (ii) an employee share purchase plan for AuRico Metals Inc. (the “Alamos AuRico Metals Incentive Plan Resolution”), all as more particularly set forth in the accompanying Circular, provided that such resolution shall not become effective unless the Arrangement becomes effective; and

•	to transact such other business as may properly come before the Alamos Meeting or any adjournment or postponement thereof.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Alamos Meeting and forms part of this Notice of Special Meeting.

Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Ontario Superior Court of Justice (Commercial List) and receipt of required regulatory, stock exchange and third party approvals.

Shareholders of Alamos who are unable to attend the Alamos Meeting are requested to complete, date, sign and return the enclosed form of proxy printed on yellow paper so that as large a representation as possible may be had at the Alamos Meeting.

The board of directors of Alamos has fixed 5:00 p.m. (Eastern time) on May 22, 2015 as the record date for the determination of the registered holders of common shares of Alamos who will be entitled to receive notice of the Alamos Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Alamos Meeting. Proxies to be used or acted upon at the Alamos Meeting must be deposited with Alamos’ transfer agent, Computershare Investor Service Inc., by 11:00 a.m. (Eastern time) on June 22, 2015 (Eastern time) (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Alamos Meeting or any adjournment or postponement thereof). The time limit for deposit of proxies may be waived or extended by the chair of the Alamos Meeting at his discretion, without notice.

-viii-

DATED at Toronto, Ontario this 22nd day of May, 2015.

By Order of the Board of Directors of Alamos Gold Inc.

(Signed) “Paul J. Murphy”
Chairman of the Board of Directors

-ix-

LETTER TO AURICO SHAREHOLDERS	i
LETTER TO ALAMOS SHAREHOLDER	iv
NOTICE OF SPECIAL MEETING OF AURICO SHAREHOLDERS	vii
NOTICE OF SPECIAL MEETING OF ALAMOS SHAREHOLDERS	viii
AURICO SHAREHOLDERS AND ALAMOS SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETINGS	1
SUMMARY	8
JOINT MANAGEMENT INFORMATION CIRCULAR	20
THE AURICO MEETING	25
THE ALAMOS MEETING	30
THE ARRANGEMENT	35
SUMMARY OF MATERIAL AGREEMENTS	59
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS TO SHAREHOLDERS	79
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO SHAREHOLDERS	87
RISK FACTORS	95
INFORMATION CONCERNING AURICO	99
INFORMATION CONCERNING ALAMOS	99
THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT	99
INFORMATION CONCERNING AURICO METALS INC.	104
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	106
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	106
AUDITORS	110
EXPENSES OF THE ARRANGEMENT	110
LEGAL MATTERS	110
INTERESTS OF EXPERTS OF AURICO	110
INTERESTS OF EXPERTS OF ALAMOS	110
ADDITIONAL INFORMATION	111
DIRECTORS’ APPROVAL	112
CONSENTS	113
GLOSSARY OF TERMS	114
APPENDIX A - AURICO ARRANGEMENT RESOLUTION	A-1
APPENDIX B - ALAMOS CONTINUANCE RESOLUTION	B-1
APPENDIX C - ALAMOS ARRANGEMENT RESOLUTION	C-1
APPENDIX D – NOTICE OF APPLICATION AND INTERIM ORDER	D-1
APPENDIX E - PLAN OF ARRANGEMENT	E-1
APPENDIX F - AURICO FAIRNESS OPINION	F-1

- i -

- ii -

AURICO SHAREHOLDERS AND ALAMOS SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETINGS

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the appendices hereto, the form of proxy and the Letters of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in “Glossary of Terms” of this Circular.

Q:	Why are the Meetings being held?

A.	The Meetings are being held because AuRico and Alamos have entered into a definitive agreement to combine their respective companies by way of the Arrangement, creating a new, leading intermediate gold producer. The Arrangement is structured as a merger of equals with a transaction equity value at the time of announcement of approximately $1.5 billion. As a result, AuRico Shareholders and Alamos Shareholders are receiving a joint management information circular.

Q:	When are the Meetings being held?

A:

The AuRico Meeting will be held at 10:00 a.m. (Eastern time) on June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6.

The Alamos Meeting will be held at 11:00 a.m. (Eastern time) on June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6.

Q:	Who is entitled to vote at the Meetings?

A:

Only AuRico Shareholders of record at 5:00 p.m. (Eastern time) on May 22, 2015 will be entitled to receive notice of and vote at the AuRico Meeting, or any adjournment or postponement thereof.

Only Alamos Shareholders of record at 5:00 p.m. (Eastern time) on May 22, 2015 will be entitled to receive notice of and vote at the Alamos Meeting, or any adjournment or postponement thereof.

Q:	If I am an AuRico Shareholder what will I be voting on and what consideration will I receive for my AuRico Shares?

A:	AuRico Shareholders will be asked to vote on the AuRico Arrangement Resolution which, among other things, authorizes and approves the Arrangement. The Arrangement provides for, among other things:

(a)	the exchange of Alamos Shares for AuRico Shares based on the Alamos Exchange Ratio and cash of $0.0001;

(b)	the amalgamation of Alamos and AuRico with the resulting company to be named “Alamos Gold Inc.”;

(c)	the formation of a new spin-off company to be named “AuRico Metals Inc.” to hold certain assets (including cash); and

(d)	the reorganization of the capital of Amalco and the distribution of AuRico Metals Shares to former AuRico Shareholders and Alamos Shareholders.

If you are an AuRico Shareholder, subject to adjustment as provided in the Arrangement Agreement, you will ultimately receive, for each share held, 0.5046 of a Class A Share and thereafter 95.1% of the AuRico Metals Shares will be distributed to all the Amalco Shareholders on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in a holder of Class A Shares receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). Amalco will retain the remaining 4.9% of AuRico Metals Shares.

In addition, AuRico Shareholders will be asked to vote on the AuRico Metals Incentive Plan Resolution, which if approved by AuRico Shareholders will become effective when the Arrangement becomes effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Q:	If I am an Alamos Shareholder what will I be voting on and what consideration will I receive for my Alamos Shares?

A:

Alamos Shareholders will be asked to vote on the Alamos Continuance Resolution approving the application for continuance of Alamos under the OBCA, in accordance with section 308 of the BCBCA and section 180 of the OBCA.

Alamos Shareholders will also be asked to vote on the Alamos Arrangement Resolution which, among other things, authorizes and approves the Arrangement. The Arrangement provides for, among other things:

(a)	the amalgamation of Alamos and AuRico with the resulting company to be named “Alamos Gold Inc.”;

(b)	the formation of a new spin-off company to be named “AuRico Metals Inc.” to hold certain assets (including cash); and

(c)	the reorganization of the capital of Amalco and the distribution of AuRico Metals Shares to former Alamos Shareholders and AuRico Shareholders.

If you are an Alamos Shareholder, subject to adjustment as provided in the Arrangement Agreement, you will ultimately receive, for each share held, one Class A Share and $0.0001 in cash, and thereafter 95.1% of the AuRico Metals Shares will be distributed to all the Amalco Shareholders on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in a holder of Class A Shares receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). Amalco will retain the remaining 4.9% of AuRico Metals Shares.

In addition, Alamos Shareholders will be asked to vote on the Alamos AuRico Metals Incentive Plan Resolution, which if approved by Alamos Shareholders will become effective when the Arrangement becomes effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Q:	When do I have to vote my AuRico Shares by?

A:

Proxies must be received no later than 10:00 a.m. (Eastern time) on June 22, 2015, or, in the event that the AuRico Meeting is postponed, on a business day that is least 48 hours before the date to which the meeting is adjourned or postponed.

Q:	When do I have to vote my Alamos Shares by?

A:

Proxies must be received no later than 11:00 a.m. (Eastern time) on June 22, 2015, or, in the event that the Alamos Meeting is postponed, on a business day at least 48 hours before the date and time to which the meeting is adjourned or postponed.

Q:	How do I vote my AuRico Shares?

A:	Registered AuRico Shareholders and CDN NOBO AuRico Shareholders can vote in one of the following ways:

In Person	If you are a Registered AuRico Shareholder, you can attend the AuRico Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the AuRico Meeting.

Phone

For Registered AuRico Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions.

For CDN NOBO AuRico Shareholders call 1-866-734-8683 and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)
Mail

Enter voting instructions, sign the form of proxy or voting instruction form and send your completed form of proxy or voting instruction form to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy or voting instruction form and follow the instructions on screen.
Questions?	Call Kingsdale Shareholder Services at 1-800- 775-5159 (toll-free within North America) or 416-867-2272 (collect call outside North America)

Beneficial AuRico Shareholders (other than CDN NOBO AuRico Shareholders who will receive their proxy materials from Computershare) are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, beneficial AuRico Shareholders (other than CDN NOBO AuRico Shareholders) can call the toll-free telephone number printed on their voting instruction form or access Broadridge’s dedicated voting website at www.proxyvote.com and enter their 16-digit control number to deliver their voting instructions.

Q:	How do I vote my Alamos Shares?

A:	Registered Alamos Shareholders can vote in one of the following ways:

In Person	You can attend the Alamos Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Alamos Meeting.
Phone

For Registered Alamos Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)
Mail	Enter voting instructions, sign the form of proxy and send your completed form of proxy to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions?	Call Kingsdale Shareholder Services at 1-800-775-5159 (toll-free within North America) or 416-867-2272 (collect call outside North America)

If you are a non-registered (beneficial) Alamos Shareholder – holding your Alamos Shares through a bank, broker, trust company, or custodian - you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, beneficial Alamos Shareholders can call the toll-free telephone number printed on your voting instruction form or go to www.proxyvote.com and enter your 16 digit control number to deliver your voting instructions.

Q: What are the benefits to all Shareholders?

A:	The following are some, but not all, of the benefits to shareholders:

•

Creation of a leading intermediate gold producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets located in stable jurisdictions. Amalco’s operations will be underpinned by two top-tier, long-life producing mines, AuRico’s Young Davidson Mine located in Ontario, Canada and Alamos’ Mulatos Mine located in Sonora, Mexico, and supplemented by stable production from AuRico’s El Chanate Mine located in Sonora, Mexico.

•

Stronger financial position. It is expected that Amalco will have a strong pro-forma cash position of $403 million as at March 31, 2015, net cash of $90 million as at March 31, 2015 and growing cash flow generation to support further organic growth. In addition, a stronger financial position is expected to allow Amalco to be better able to respond to challenges and opportunities throughout various future business and commodity cycles.

•

Enhanced capital markets profile. Amalco will be of significant size, with a market capitalization of over $1.8 billion (based on the closing prices of AuRico Shares and Alamos Shares on the NYSE on May 22, 2015). AuRico and Alamos believe that this will lead to increased trading liquidity, analyst coverage, index inclusion and a generally enhanced capital markets profile.

•

Proven leadership team. Amalco will be led by a proven management team with a successful track record of building and operating mines globally, supported by an equal number of highly qualified directors from AuRico and Alamos. Drawing on extensive strategic, operating and financial experience from both AuRico and Alamos is expected to allow Amalco to successfully manage a wider variety of mines and growth projects on a global basis.

•

Potential to unlock significant value through AuRico Metals. It is expected that AuRico Shareholders and Alamos Shareholders will also benefit from direct ownership in AuRico Metals, which is expected to allow AuRico Shareholders and Alamos Shareholders to participate in the opportunities associated with the Kemess Project in British Columbia, Canada and the stable, diversified royalty revenues from mines in Canada and Australia. In addition, AuRico Metals will be led by a strong management team with extensive knowledge of the assets.

See “The Arrangement – Reasons for the Recommendations of the Boards of Directors” for more information.

Q:	What approvals are required by AuRico Shareholders at the AuRico Meeting and by Alamos Shareholders at the Alamos Meeting?

A:

In order for the Arrangement to be completed, the AuRico Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting, after excluding the AuRico Excluded Votes.

In order for the Arrangement to be completed: (a) the Alamos Continuance Resolution will require the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting; and (b) the Alamos Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting, after excluding the Alamos Excluded Votes.

In order for the AuRico Metals Incentive Plan Resolution to become effective (i) the AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting and (ii) the Arrangement must become effective.

In order for the Alamos AuRico Metals Incentive Plan Resolution to become effective (i) the Alamos AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting and (ii) the Arrangement must become effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

See “Appendix H – Information Concerning AuRico Metals Inc.” and “The Arrangement –Approvals” for more information.

Q:	Which directors and executive officers of AuRico and Alamos are included in the AuRico Excluded Votes and the Alamos Excluded Votes?

A:

As AuRico and Alamos have yet to determine which current directors and senior officers of AuRico and Alamos are entitled to a “collateral benefit”, AuRico and Alamos will treat all AuRico Shares and Alamos Shares held, directly or indirectly, by directors and senior officers of AuRico and Alamos and their respective affiliates, as AuRico Excluded Votes and Alamos Excluded Votes, as applicable.

Q:	Do the AuRico Board and Alamos Board support the Arrangement?

A:	Yes. Both the AuRico Board and the Alamos Board have unanimously determined that the Arrangement is in the best interests of AuRico and Alamos, respectively.

THE AURICO BOARD, AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY RECOMMENDS THAT AURICO SHAREHOLDERS VOTE IN FAVOUR OF THE AURICO ARRANGEMENT RESOLUTION AND VOTE IN FAVOUR OF THE AURICO METALS INCENTIVE PLAN RESOLUTION.

THE ALAMOS BOARD, AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY RECOMMENDS THAT ALAMOS SHAREHOLDERS VOTE IN FAVOUR OF THE ALAMOS CONTINUANCE RESOLUTION AND VOTE IN FAVOUR OF THE ALAMOS ARRANGEMENT RESOLUTION AND VOTE IN FAVOUR OF THE ALAMOS AURICO METALS INCENTIVE PLAN RESOLUTION.

Q:	Are there Support Agreements?

A:

Yes. The directors and officers of AuRico and Alamos, representing approximately 3.1% and 4.5% of the outstanding AuRico Shares and Alamos Shares, on a fully diluted basis, respectively, each entered into support agreements pursuant to which they agreed, among other things, to vote IN FAVOUR of the Arrangement. In addition, Alamos, who holds approximately 9.9% of the issued and outstanding AuRico Shares, entered into a support agreement pursuant to which it agreed, among other things, to vote IN FAVOUR of the Arrangement.

Q:	Are there Fairness Opinions?

A:

Yes. Each of the AuRico Board and Alamos Board has received a fairness opinion from Scotia Capital and Maxit Capital, their respective financial advisors, as to the fairness of the Arrangement, from a financial point of view, to the AuRico Shareholders and the Alamos Shareholders, respectively.

See “The Arrangement – AuRico Fairness Opinion” and “The Arrangement – Alamos Fairness Opinion”.

Q:	When will the Arrangement become effective?

A:

It is anticipated that the Arrangement will become effective at 12:01 a.m. (Eastern time) on the date the Articles of Arrangement are filed with the Director, which is expected to occur in July, 2015, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement, including that the Final Order has been granted by the Court.

See “The Arrangement Agreement – Effective Date of the Arrangement”.

Q:	Are there Termination Fees?

A:

The Arrangement Agreement requires that AuRico pay a termination fee to Alamos of $28,400,000 in certain circumstances, including if the Arrangement is not completed for specified reasons. The Arrangement Agreement requires that Alamos pay a termination fee to AuRico of $37,500,000 in certain circumstances, including if the Arrangement is not completed for specified reasons.

See “Summary of Material Agreements – The Arrangement Agreement – Termination Payments”.

Q:	Has the Private Placement been completed?

A:

Yes. The Private Placement was completed on April 20, 2015. Pursuant to the Private Placement, Alamos subscribed for approximately 27.9 million AuRico Shares on a private placement basis, representing approximately 9.9% of the outstanding AuRico Shares after giving effect to the Private Placement. The AuRico Shares were acquired at a price of $2.99 per share, equal to the closing price of the AuRico Shares on the NYSE on April 10, 2015, for total gross proceeds to AuRico of approximately $83.3 million.

Q:	Where will the shares of Amalco and AuRico Metals be listed?

A:

AuRico and Alamos have received conditional approval of the TSX to list the Class A Shares on the TSX under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos will apply to the NYSE to list the Class A Shares on the NYSE under Alamos’ existing ticker symbol “AGI”. Such listings will be subject to Amalco fulfilling all of the minimum listing requirements of the TSX and NYSE.

AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI” and AuRico and Alamos have received conditional approval to list the Amalco Warrants on the TSX under the symbol “AGI.WT”. Such listings will be subject to AuRico Metals and Amalco, as applicable, fulfilling all of the minimum listing requirements of the TSX and obtaining conditional approval of the TSX.

Q:	Should I send my AuRico or Alamos share certificates in now?

A:

You are not required to send in your certificates representing AuRico Shares or Alamos Shares to validly cast your vote in respect of the Arrangement. We encourage Registered AuRico Shareholders and Registered Alamos Shareholders to complete, sign, date and return the applicable Letter of Transmittal, together with their AuRico Share or Alamos Share certificate(s), at least two business days prior to the Effective Date which will assist in arranging for the prompt exchange of your shares once the Arrangement is completed.

Q:	When can I expect to receive the consideration for my AuRico Shares or Alamos Shares?

A:

You will receive the consideration for your AuRico Shares or Alamos Shares as soon as practicable after the Arrangement becomes effective and your properly completed AuRico Letter of Transmittal and share certificates representing AuRico Shares, or Alamos Letter of Transmittal and share certificates representing Alamos Shares, as applicable, are received by the Depositary. Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if AuRico Shareholders approve the AuRico Arrangement Resolution and Alamos Shareholders approve the Alamos Resolutions, it is anticipated that the Arrangement will be completed in July, 2015.

Q:	Who do I contact if I have questions?

A:

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Shareholder Services by: (i) telephone, toll-free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Circular and the attached appendices all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms appearing elsewhere in this Circular.

The Meetings

The AuRico Meeting will be held at 10:00 a.m. (Eastern time) on June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6.

The Alamos Meeting will be held at 11:00 a.m. (Eastern time) on June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6.

Record Dates

Only AuRico Shareholders of record at 5:00 p.m. (Eastern time) on May 22, 2015 will be entitled to receive notice of and vote at the AuRico Meeting, or any adjournment or postponement thereof.

Only Alamos Shareholders of record at 5:00 p.m. (Eastern time) on May 22, 2015 will be entitled to receive notice of and vote at the Alamos Meeting, or any adjournment or postponement thereof.

Purpose of the Meetings

At the AuRico Meeting, AuRico Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the AuRico Arrangement Resolution approving the Arrangement. The full text of the AuRico Arrangement Resolution is set out in Appendix A to this Circular and the full text of the AuRico Metals Incentive Plan Resolution is set out in Appendix Q to this Circular. In order to become effective, the AuRico Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting, after excluding the AuRico Excluded Votes.

In order for the AuRico Metals Incentive Plan Resolution to become effective (i) the AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting and (ii) the Arrangement must become effective. See “The Arrangement – Approvals – AuRico Shareholder Approval”.

At the Alamos Meeting, Alamos Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Alamos Continuance Resolution approving the Alamos Continuance, in accordance with section 308 of the BCBCA, to the OBCA. The full text of the Alamos Continuance Resolution is set out in Appendix B to this Circular. In order to become effective, the Alamos Continuance Resolution will require the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting.

At the Alamos Meeting, Alamos Shareholders will also be asked to consider and, if deemed advisable, to pass, with or without variation, the Alamos Arrangement Resolution approving the Arrangement. The full text of the Alamos Arrangement Resolution is set out in Appendix C to this Circular. In order to become effective, the Alamos Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting, after excluding the Alamos Excluded Votes.

At the Alamos Meeting, Alamos Shareholders will also be asked to consider and, if deemed advisable, to pass, with or without variation the Alamos AuRico Metals Incentive Plan Resolution. The full text of the Alamos AuRico Metals Incentive Plan Resolution is set out in Appendix R to this Circular. In order for the Alamos AuRico Metals Incentive Plan Resolution to become effective (i) the Alamos AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting and (ii) the Arrangement must become effective. See “The Arrangement – Approvals – Alamos Shareholder Approval”.

The Arrangement

Pursuant to the Arrangement, AuRico Shareholders will ultimately receive, upon compliance with the terms and conditions set forth in the Plan of Arrangement and subject to adjustment as set forth therein, in consideration for each of such AuRico Shareholder’s AuRico Shares, 0.5046 of a Class A Share, and thereafter 95.1% of the AuRico Metals Shares will be distributed to all the Amalco Shareholders on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in a holder of Class A Shares receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). Amalco will retain the remaining 4.9% of the AuRico Metals Shares.

Pursuant to the Plan of Arrangement, Alamos Shareholders will ultimately receive, upon compliance with the terms and conditions set forth in the Plan of Arrangement and subject to adjustment as set forth therein, in consideration for each of such Alamos Shareholder’s Alamos Shares, one Class A Share and $0.0001 in cash, and thereafter 95.1% of the AuRico Metals Shares will be distributed to all the Amalco Shareholders on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in a holder of Class A Shares receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). Amalco will retain the remaining 4.9% of the AuRico Metals Shares.

Opinions of the Financial Advisors

Fairness Opinion of Scotia Capital

In deciding to approve the Arrangement, the AuRico Board considered, among other things, the fairness opinion of its financial advisor, Scotia Capital. The AuRico Fairness Opinion concluded that, subject to the scope of review, assumptions and limitations contained in the AuRico Fairness Opinion, the consideration to be received by AuRico Shareholders pursuant to the Arrangement is fair, from a financial point of view, to AuRico Shareholders. The AuRico Fairness Opinion is attached to this Circular as Appendix F. AuRico encourages you to read this opinion in its entirety. See “The Arrangement – AuRico Fairness Opinion”.

Scotia Capital provided the AuRico Fairness Opinion for the information and assistance of the AuRico Board in connection with its consideration of the Arrangement. The AuRico Fairness Opinion is not a recommendation as to how any AuRico Shareholder should vote with respect to the Arrangement or any other matter.

Fairness Opinion of Maxit Capital

In deciding to approve the Arrangement, the Alamos Board considered, among other things, the fairness opinion of its financial advisor, Maxit Capital. The Alamos Fairness Opinion concluded that, subject to the scope of review, assumptions and limitations contained in the Alamos Fairness Opinion, the consideration to be received by Alamos Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Alamos Shareholders. The Alamos Fairness Opinion is attached to this Circular as Appendix G. Alamos encourages you to read this opinion in its entirety. See “The Arrangement – Alamos Fairness Opinion”.

Maxit Capital provided the Alamos Fairness Opinion for the information and assistance of the Alamos Board in connection with its consideration of the Arrangement. The Alamos Fairness Opinion is not a recommendation as to how any Alamos Shareholder should vote with respect to the Arrangement or any other matter.

Recommendations of the Boards of Directors

The AuRico Board, after consultation with its outside legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of AuRico. Accordingly, the AuRico Board has unanimously approved the Arrangement and unanimously recommends that AuRico Shareholders vote IN FAVOUR of the AuRico Arrangement Resolution and vote IN FAVOUR of the AuRico Metals Incentive Plan Resolution. See “The Arrangement – Recommendation of the AuRico Board”.

The Alamos Board, after consultation with its outside legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of Alamos. Accordingly, the Alamos Board has unanimously approved the Arrangement and unanimously recommends that Alamos Shareholders vote IN FAVOUR of the Alamos Continuance Resolution, vote IN FAVOUR of the Alamos Arrangement Resolution and vote IN FAVOUR of the Alamos AuRico Metals Incentive Plan Resolution. See “The Arrangement – Recommendation of the Alamos Board”.

RECOMMENDATION TO SHAREHOLDERS

The AuRico Board UNANIMOUSLY RECOMMENDS that all AuRico Shareholders
VOTE IN FAVOUR of the AuRico Arrangement Resolution.

The AuRico Board UNANIMOUSLY RECOMMENDS that all AuRico Shareholders
VOTE IN FAVOUR of the AuRico Metals Incentive Plan Resolution.

The Alamos Board UNANIMOUSLY RECOMMENDS that all Alamos Shareholders
VOTE IN FAVOUR of the Alamos Continuance Resolution.

The Alamos Board UNANIMOUSLY RECOMMENDS that all Alamos Shareholders
VOTE IN FAVOUR of the Alamos Arrangement Resolution.

The Alamos Board UNANIMOUSLY RECOMMENDS that all Alamos Shareholders
VOTE IN FAVOUR of the Alamos AuRico Metals Incentive Plan Resolution.

Reasons for the Recommendations of the Boards of Directors

In making their respective recommendations, the AuRico Board and the Alamos Board have reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors. The following is a summary of the principal reasons for the respective recommendations of the AuRico Board and the Alamos Board that AuRico Shareholders vote IN FAVOUR of the AuRico Arrangement Resolution and vote IN FAVOUR of the AuRico Metals Incentive Plan Resolution and that Alamos Shareholders vote IN FAVOUR of the Alamos Continuance Resolution, vote IN FAVOUR of the Alamos Arrangement Resolution and vote IN FAVOUR of the Alamos AuRico Metals Incentive Plan Resolution:

•

Creation of a leading intermediate gold producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets located in stable jurisdictions. Amalco’s operations will be underpinned by two top-tier, long-life producing mines, AuRico’s Young Davidson Mine located in Ontario, Canada and Alamos’ Mulatos Mine located in Sonora, Mexico, and supplemented by stable production from AuRico’s El Chanate Mine located in Sonora, Mexico.

•

Peer-leading growth profile. Amalco is expected to have a significant and growing gold production profile. It is expected that Amalco will produce between 375 koz to 425 koz of gold in 2015 in Mexico and Canada with the potential to grow organically to over 700 koz of gold annually. The development portfolio is anchored by the quality, low-cost Ağ1 Dağ1 Project and Kirazl1 Project in Çanakkale, Turkey, and the Esperanza Project in Morelos, Mexico. Further long-term growth is expected from the Lynn Lake Project, Quartz Mountain Project and Orion Project in North America and from the near-mine exploration potential at all existing operations.

•

Stronger financial position. It is expected that Amalco will have a strong pro-forma cash position of $403 million as at March 31, 2015, net cash of $90 million as at March 31, 2015 and growing cash flow generation to support further organic growth. In addition, a stronger financial position is expected to allow Amalco to be better able to respond to challenges and opportunities throughout various future business and commodity cycles.

•

Enhanced capital markets profile. Amalco will be of significant size, with a market capitalization of over $1.8 billion (based on the closing prices of AuRico Shares and Alamos Shares on the NYSE on May 22, 2015). AuRico and Alamos believe that this will lead to increased trading liquidity, analyst coverage, index inclusion and a generally enhanced capital markets profile.

•

Proven leadership team. Amalco will be led by a proven management team with a successful track record of building and operating mines globally, supported by an equal number of highly qualified directors from AuRico and Alamos. Drawing on extensive strategic, operating and financial experience from both AuRico and Alamos is expected to allow Amalco to successfully manage a wider variety of mines and growth projects on a global basis.

•

Revaluation opportunity. With more diversified production, a superior growth profile, a strong balance sheet, improved market presence and proven management and operating teams, AuRico and Alamos believe Amalco is well positioned for a potential value re-rating.

•

Potential to unlock significant value through AuRico Metals. It is expected that AuRico Shareholders and Alamos Shareholders will also benefit from direct ownership in AuRico Metals, which is expected to allow AuRico Shareholders and Alamos Shareholders to participate in the opportunities associated with the Kemess Project in British Columbia, Canada and the stable, diversified royalty revenues from mines in Canada and Australia. In addition, AuRico Metals will be led by a strong management team with extensive knowledge of the assets. See “Summary of Material Agreements – AuRico Metals Contribution Agreement”.

•

Fairness Opinions. Each of the AuRico Board and the Alamos Board have received a fairness opinion from their respective financial advisors as to the fairness of the Arrangement, from a financial point of view, to the AuRico Shareholders and the Alamos Shareholders, respectively. See “The Arrangement – AuRico Fairness Opinion” and “The Arrangement – Alamos Fairness Opinion”.

•

Superior Proposals. The Arrangement Agreement allows the AuRico Board and the Alamos Board, in the exercise of their respective fiduciary duties, to respond, prior to the AuRico Meeting and the Alamos Meeting, to certain unsolicited acquisition proposals that are more favourable to AuRico Shareholders or Alamos Shareholders, as the case may be, than the Arrangement.

•

Dissent Rights. Any Registered AuRico Shareholder who opposes the Arrangement or any Registered Alamos Shareholder who opposes the Arrangement or the Alamos Continuance may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value for his or her AuRico Shares or Alamos Shares. See “The Arrangement – Dissent Rights”.

•

Support Agreements. The directors and officers of AuRico and Alamos, representing approximately 3.1% and 4.5% of the outstanding AuRico Shares and Alamos Shares on a fully diluted basis, respectively, each entered into support agreements pursuant to which they agreed, among other things, to vote IN FAVOUR of the Arrangement. In addition, Alamos, who holds approximately 9.9% of the issued and outstanding AuRico Shares, entered into a voting and support agreement pursuant to which it agreed, among other things, to vote IN FAVOUR of the Arrangement.

•	Shareholder and Court Approvals. The Arrangement is subject to the following shareholder and court approvals, which protect AuRico Shareholders and Alamos Shareholders:

•

the AuRico Arrangement Resolution must be approved by an affirmative vote of at least 66[X]% of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting;

•

the Alamos Continuance Resolution and Alamos Arrangement Resolution must be approved by an affirmative vote of at least 66[X]% of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting;

•

pursuant to MI 61-101, the AuRico Arrangement Resolution must also be approved by an affirmative vote of a majority of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting after excluding the AuRico Excluded Votes;

•

pursuant to MI 61-101, the Alamos Arrangement Resolution must also be approved by an affirmative vote of a majority of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting after excluding the Alamos Excluded Votes; and

•	the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Alamos Shareholders and AuRico Shareholders.

The information and factors described above and considered by the AuRico Board and the Alamos Board in reaching their determinations and making their approvals are not intended to be exhaustive but include material factors considered by the AuRico Board and the Alamos Board. In view of a wide variety of factors considered in connection with their respective evaluations of the Arrangement and the complexity of these matters, the AuRico Board and the Alamos Board did not find it useful to, and did not attempt to, quantify, rank, or otherwise assign relative weights to these factors. See “The Arrangement – Reasons for the Recommendations of the Boards of Directors”.

Lock-Up Agreements

The AuRico Locked-Up Shareholders have each entered into the AuRico Lock-Up Agreements with Alamos pursuant to which they have agreed, among other things, to support the Arrangement and vote their AuRico securities in favour of the AuRico Arrangement Resolution. As of April 12, 2015, the AuRico Locked-Up Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate 895,469 AuRico Shares, 6,102,371 AuRico Options, 479,624 AuRico PSUs, 461,963 AuRico DSUs and 479,624 AuRico RSUs representing approximately 3.1% of the issued and outstanding AuRico Shares (on a fully diluted basis) on such date. The AuRico Lock-Up Agreements may be terminated by the AuRico Locked-Up Shareholders in certain limited circumstances, including in the event that the Arrangement Agreement is terminated in accordance with its terms. See “Summary of Material Agreements – Lock-Up Agreements”.

The Alamos Locked-Up Shareholders (excluding Alamos) have each entered into the Alamos Lock-Up Agreements with AuRico pursuant to which they have agreed, among other things, to support the Arrangement and vote their Alamos securities in favour of the Alamos Arrangement Resolution and the Alamos Continuance Resolution. As of April 12, 2015, the Alamos Locked-Up Shareholders (excluding Alamos), together with their associates and affiliates, owned or exercised control or direction over an aggregate 630,753 Alamos Shares and 5,638,700 Alamos Options, representing approximately 4.5% of the issued and outstanding Alamos Shares (on a fully diluted basis) on such date. The Alamos Lock-Up Agreements may be terminated by the Alamos Locked-Up Shareholders in certain limited circumstances, including in the event that the Arrangement Agreement is terminated in accordance with its terms. See “Summary of Material Agreements – Lock-Up Agreements”

Concurrently with the execution and delivery of the Arrangement Agreement and the Alamos Lock-Up Agreements, Alamos delivered to AuRico a duly executed voting and support agreement in respect of all of the AuRico Shares acquired by Alamos in respect of the Private Placement on substantially the same terms as the Alamos Lock-Up Agreements described above. Nothing contained in the Alamos Lock-Up Agreement in respect of Alamos will in any way restrict, limit or prohibit Alamos from exercising any of its rights, or taking any action to comply with its obligations, under the Arrangement Agreement and any such action by Alamos shall not constitute a violation of its Alamos Lock-Up Agreement. See “Summary of Material Agreements – Lock-Up Agreements”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 182 of the OBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the AuRico Arrangement Resolution must be approved by the AuRico Shareholders in the manner set forth in the Interim Order;

(b)	the Alamos Continuance Resolution must be approved by the Alamos Shareholders in the manner set forth in the BCBCA;

(c)	the Alamos Arrangement Resolution must be approved by the Alamos Shareholders in the manner set forth in the Interim Order;

(d)	Alamos must be continued into the OBCA;

(e)	the Court must grant the Final Order approving the Arrangement;

(f)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(g)	the Articles of Arrangement in the form prescribed by the OBCA must be filed with the Director.

AuRico Shareholder Approval

In order to become effective, the AuRico Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by AuRico Shareholders voting together as a single class, who vote in person or by proxy at the AuRico Meeting, after excluding the AuRico Excluded Votes. See “The Arrangement – Approvals – AuRico Shareholder Approval”.

Alamos Shareholder Approval

In order to become effective, the Alamos Continuance Resolution will require the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting. In order to become effective, the Alamos Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders voting together as a single class, who vote in person or by proxy at the Alamos Meeting, after excluding the Alamos Excluded Votes. See “The Arrangement – Approvals –Alamos Shareholder Approval”.

Court Approval

Implementation of the Arrangement requires the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on June 26, 2015 at 10:00 a.m. (Eastern time) at the Court, 330 University Avenue, Toronto, Ontario. On the application, the Court will consider the fairness of the terms and conditions of the Arrangement and the rights and interests of persons affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “The Arrangement – Approvals – Court Approvals”.

Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of AuRico and Alamos at or prior to the Effective Time. See “Summary of Material Agreements – The Arrangement Agreement – Conditions”.

Effective Date

The Arrangement will become effective at 12:01 a.m. (Eastern time) on the date the Articles of Arrangement are filed with the Director, which is expected to occur in July, 2015, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement, including that the Final Order has been granted by the Court. See “Summary of Material Agreements – The Arrangement Agreement – Effective Date of the Arrangement”.

Non-Solicitation Provisions

In the Arrangement Agreement, AuRico and Alamos have agreed not to, directly or indirectly, through any officer, director, employee, representative, advisor or agent of AuRico or Alamos or any of the AuRico Subsidiaries or Alamos Subsidiaries, solicit or participate in any discussions or negotiations with any person regarding an AuRico Acquisition Proposal or an Alamos Acquisition Proposal. Nonetheless, AuRico and Alamos are permitted to consider and accept a Superior Proposal under certain conditions. In certain limited circumstances, including if one of AuRico or Alamos enters into an agreement regarding an AuRico Superior Proposal or an Alamos Superior Proposal, the party entering into the agreement regarding the AuRico Superior Proposal or the Alamos Superior Proposal will be required to pay the other party a Termination Payment. See “Summary of Material Agreements – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

Termination of Arrangement Agreement

AuRico and Alamos may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either of AuRico or Alamos may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time in certain circumstances. See “Summary of Material Agreements – The Arrangement Agreement – Termination”.

Termination Payments

The Arrangement Agreement requires that AuRico pay a termination fee to Alamos of $28,400,000 in certain circumstances, including if the Arrangement is not completed for specified reasons. The Arrangement Agreement requires that Alamos pay a termination fee to AuRico of $37,500,000 in certain circumstances, including if the Arrangement is not completed for specified reasons. See “Summary of Material Agreements – The Arrangement Agreement – Termination Payments”.

The Companies

AuRico

AuRico, a corporation existing under the laws of the Province of Ontario, is a Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. AuRico is focused on its core operations including the cornerstone Young Davidson Mine in northern Ontario, and the El Chanate Mine in Sonora State, Mexico. AuRico’s project pipeline also includes the advanced development stage of the Kemess Project in northern British Columbia and the Lynn Lake Project in northern Manitoba. AuRico also has other exploration opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario. See “Appendix J − Information Concerning AuRico Gold Inc.”.

Alamos

Alamos, a corporation existing under the laws of the Province of British Columbia, together with its subsidiaries and affiliates, is gold mining company engaged in exploration, development, and the mining and extraction of precious metals, primarily gold. Alamos’ primary asset is the Mulatos Mine and its 28,773 hectares of concessions in the state of Sonora, Mexico. In addition, in 2010 Alamos acquired the development-stage Aği Daği Project and Kirazl1 Project in the Biga district of northwestern Turkey. In 2011, Alamos discovered the Çamyurt project, located approximately 3 kilometres from the Aği Daği Project, which Alamos believes has the potential to become a stand-alone mining project. Alamos also owns the development stage Esperanza Project in Morelos State, Mexico, and the Quartz Mountain Project in Oregon, USA. Alamos’ registered office is located in Vancouver, British Columbia and its head office is located in Toronto, Ontario. See “Appendix K − Information Concerning Alamos Gold Inc.”.

AuRico Metals

AuRico Metals was incorporated under the laws of the Province of Ontario for the sole purpose of participating in the Arrangement and has not carried on any business other than in connection with the Arrangement and related matters. Following completion of the Arrangement, AuRico Metals will own or hold, directly or indirectly: (i) the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project; (ii) the AuRico Trade-Marks; (iii) cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project; (iv) cash in an amount equal to $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement); (v) the Earn-In Committed Amount (which must be spent by AuRico Metals, as agent and on behalf of Amalco, on Exploration Expenses); (vi) the AuRico Metals Royalties; and (vii) the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree. In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending C$20 million on the Kemess East Project by December 31, 2016, of which C$9.5 million, subject to upward adjustment, is a committed amount.

At the AuRico Meeting, AuRico Shareholders will also be asked to consider and, if deemed advisable, to pass, with or without variation the AuRico Metals Incentive Plan Resolution. The full text of the AuRico Metals Incentive Plan Resolution is set out in Appendix Q to this Circular. In order for the AuRico Metals Incentive Plan Resolution to become effective (i) the AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting and (ii) the Arrangement must become effective.

At the Alamos Meeting, Alamos Shareholders will also be asked to consider and, if deemed advisable, to pass, with or without variation the Alamos AuRico Metals Incentive Plan Resolution. The full text of the Alamos AuRico Metals Incentive Plan Resolution is set out in Appendix R to this Circular. In order for the Alamos AuRico Metals Incentive Plan Resolution to become effective (i) the Alamos AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting and (ii) the Arrangement must become effective. See “Summary of Material Agreements – AuRico Metals Contribution Agreement” and “Appendix H − Information Concerning AuRico Metals Inc.”.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Amalco

Amalco will be a Canadian-based intermediate gold producer with a diversified portfolio of assets located in stable jurisdictions, including Canada, Mexico and Turkey, and a significant pipeline of high-quality development projects.

Amalco will own 100% of Alamos’ former asset portfolio, which includes the Mulatos Mine located within the Salamandra concessions in the state of Sonora, Mexico, the development-stage Ağ1 Dağ1, Kirazl1 and Camyurt projects in the Biga district of northwestern Turkey, the Esperanza Project in Morelos State, Mexico and the Quartz Mountain Property in Oregon, USA.

Amalco will also own 100% of the Young Davidson Mine in Ontario, Canada and 100% of the El Chanate Mine in Sonora, Mexico, previously owned and operated by AuRico, as well as holding AuRico’s 25% interest in the Lynn Lake Project in Manitoba, Canada, and 50% interest in the Orion Project in Nayarit, Mexico. Amalco will also own 4.9% of AuRico Metals.

It is expected that Amalco will produce between 375 koz to 425 koz of gold in 2015 in Mexico and Canada, with the potential to increase production to over 700 koz of gold annually. See “The Combined Company Upon Completion of the Arrangement”.

Post-Arrangement Structure

The following chart shows, in a simplified manner, the relationship between Amalco and AuRico Metals immediately following completion of the Arrangement. Below each company’s name is the jurisdiction in which the company was incorporated (or continued), formed or organized.

Note:

(1)	Other 50% held by Minera Frisco, S.A.B de C.V.

Procedures for Exchange of AuRico Shares

Enclosed with this Circular is the AuRico Letter of Transmittal printed on green paper which, when properly completed and duly executed and returned to the Depositary together with the certificate or certificates representing AuRico Shares and all other required documents, will enable each AuRico Shareholder to obtain the Class A Shares and AuRico Metals Shares to which such AuRico Shareholder is ultimately entitled under the Arrangement. See “The Arrangement – Procedure for Exchange of AuRico Shares and Alamos Shares”.

Procedures for Exchange of Alamos Shares

Enclosed with this Circular is the Alamos Letter of Transmittal printed on pink paper which, when properly completed and duly executed and returned to the Depositary together with the certificate or certificates representing Alamos Shares and all other required documents, will enable each Alamos Shareholder to obtain the Class A Shares, cash and AuRico Metals Shares to which such Alamos Shareholder is ultimately entitled under the Arrangement. See “The Arrangement – Procedure for Exchange of AuRico Shares and Alamos Shares”.

Fractional Shares

No fractional Class A Shares or AuRico Metals Shares shall be issued to any person pursuant to the Arrangement. The number of Class A Shares or AuRico Metals Shares, as applicable, to be issued to any person pursuant to the Plan of Arrangement shall be rounded to the nearest whole Class A Share or AuRico Metals Share, as applicable.

For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Class A Shares or AuRico Metals Shares, as applicable, to be issued will be rounded up to the nearest whole number and, where such fractional interest is less than 0.5, the number of Class A Shares or AuRico Metals Shares, as applicable, to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Class A Shares or AuRico Metals Shares, as applicable, registered in the name of or beneficially held by an Amalco Shareholder or AuRico Metals Shareholder, as applicable, or its nominee shall be aggregated. See “The Arrangement – Fractional Shares”.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding AuRico Shares or Alamos Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Class A Shares and/or AuRico Metals Shares, as applicable (and any dividends, distributions or cash with respect thereto pursuant to the Arrangement) to which the holder thereof is entitled to under the Arrangement deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Class A Shares and/or AuRico Metals Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and AuRico Metals, as applicable, and their respective transfer agents in such sum as Amalco and AuRico Metals may direct or otherwise indemnify Amalco and AuRico Metals in a manner satisfactory to Amalco against any claim that may be made against Amalco and AuRico Metals with respect to the certificate alleged to have been lost, stolen or destroyed. See “The Arrangement – Lost Certificates”.

Calculations

All amounts of cash consideration to be received under the Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.01%), as applicable. For greater certainty, if a registered holder will receive in the aggregate less than $0.01 in respect of all the Alamos Shares registered in such holders name, the cash consideration to be received by such holder will be rounded up to $0.01. All calculation and determinations by AuRico, Alamos, Amalco, AuRico Metals or the Depositary, as applicable, for the purposes of the Arrangement shall be conclusive, final and binding. See “The Arrangement – Calculations”.

Dissent Rights

AuRico

AuRico Shareholders may exercise rights of dissent with respect to AuRico Shares held by them pursuant to and in the manner set forth in section 185 of the OBCA and the Plan of Arrangement in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the AuRico Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by AuRico not later than 5:00 p.m. (Eastern time) on the business day immediately preceding the AuRico Meeting.

AuRico Shareholders who duly exercise such rights of dissent and who: (i) are ultimately entitled to be paid fair value for their AuRico Shares shall be entitled to be paid by AuRico such fair value and will not be entitled to any other payment or consideration, including any Class A Shares or AuRico Metals Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of AuRico Shares; or (ii) are ultimately not entitled, for any reason, to be paid fair value for their AuRico Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of AuRico Shares. In no case shall AuRico, Amalco or any other Person be required to recognize such holders as AuRico Shareholders after the Effective Time, and the names of such AuRico Shareholders shall be deleted from the registers of AuRico Shareholders at the Effective Time. See “The Arrangement – Dissent Rights – Rights of Dissent for AuRico Shareholders”.

Alamos

Alamos Shareholders may exercise rights of dissent with respect to Alamos Shares held by them pursuant to and in the manner set forth in section 237 to 247 of the BCBCA and the Plan of Arrangement in connection with the Alamos Continuance and with the Arrangement.

Alamos Shareholders who duly exercise such rights of dissent and who: (i) are ultimately entitled to be paid fair value for their Alamos Shares shall be entitled to be paid by Alamos such fair value and will not be entitled to any other payment or consideration, including any Class A Shares, cash or AuRico Metals Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of Alamos Shares; or (ii) are ultimately not entitled, for any reason, to be paid fair value for their Alamos Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alamos Shares. In no case shall Alamos, Amalco or any other Person be required to recognize such holders as Alamos Shareholders after the Effective Time, and the names of such Alamos Shareholders shall be deleted from the registers of Alamos Shareholders at the Effective Time. See “The Arrangement – Dissent Rights – Rights of Dissent for Alamos Shareholders”.

Stock Exchange Listings

Class A Shares

It is a mutual condition precedent of AuRico and Alamos in the Arrangement Agreement that the Class A Shares to be issued pursuant to the Arrangement be conditionally approved for listing on the TSX and NYSE prior to completion of the Arrangement. AuRico and Alamos have received conditional approval of the TSX to list the Class A Shares on the TSX under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos will apply to the NYSE to list the Class A Shares on the NYSE under Alamos’ existing ticker symbol “AGI”. Such listings will be subject to Amalco fulfilling all of the minimum listing requirements of the TSX and NYSE. There can be no assurance that the TSX and/or NYSE will list the Class A Shares or de-list the AuRico Shares and the Alamos Shares. If listing approval is ultimately obtained prior to the Effective Time (and there can be no assurance that listing approval will be obtained by such time or at all), trading in the Class A Shares is expected to commence shortly following the Effective Date.

AuRico Metals Shares

It is a mutual condition precedent of AuRico and Alamos in the Arrangement Agreement that the AuRico Metals Shares to be issued pursuant to the Arrangement be conditionally approved for listing on the TSX or the TSX-V, as applicable, prior to completion of the Arrangement. AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”. Such listing will be subject to AuRico Metals fulfilling all of the minimum listing requirements of the TSX and obtaining conditional approval of the TSX.. There can be no assurance that the TSX will list the AuRico Metals Shares. If listing approval is ultimately obtained prior to the Effective Time (and there can be no assurance that listing approval will be obtained by such time or at all), trading in the AuRico Metals Shares is expected to commence shortly following the Effective Date.

Amalco Warrants

AuRico and Alamos have received conditional approval to list the Amalco Warrants on the TSX under the symbol “AGI.WT”. Such listing will be subject to Amalco fulfilling all of the minimum listing requirements of the TSX. There can be no assurance that the TSX will list the Amalco Warrants. If listing approval is ultimately obtained prior to the Effective Time (and there can be no assurance that listing approval will be obtained by such time or at all), trading in the Amalco Warrants is expected to commence shortly following the Effective Date.

Certain Canadian Federal Income Tax Considerations of the Arrangement for Alamos and AuRico Shareholders

This Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain Shareholders in respect of the proposed Alamos Continuance pursuant to the Alamos Continuance Resolution and the Arrangement. See “Certain Canadian Federal Income Tax Considerations to Shareholders”. The comments below are qualified in their entirety by reference to such summary.

Shareholders Resident in Canada

Generally, an Alamos Shareholder whose Alamos Shares are exchanged for AuRico Shares and cash pursuant to the Arrangement, will realize a capital gain (or capital loss) to the extent that the aggregate of such cash received and the fair market value of the AuRico Shares, at the time of the exchange, received, net of any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of the Alamos Shareholder’s Alamos Shares, unless the Alamos Shareholder is an Eligible Holder who chooses to make a joint election under section 85 of the Tax Act. Such Alamos Shareholder may, depending on the circumstances, obtain a full or partial tax-deferred “rollover” by making a joint election with AuRico in prescribed form pursuant to subsection 85(1) or, where such Alamos Shareholder is a partnership, subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial income tax legislation). Eligible Holders who qualify to make the joint tax election with AuRico and who wish to take advantage of such tax deferral treatment must submit a properly completed joint election form to the appointed representative, as directed by AuRico in accordance with the procedures set out in the tax instruction letter within the time periods outlined in the Circular. See “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Resident in Canada – Exchange of Alamos Shares for Cash and AuRico Shares” in the Circular.

An AuRico Shareholder (including an Alamos Shareholder who exchanges Alamos Shares pursuant to the Arrangement and receives cash and AuRico Shares) who exchanges AuRico Shares for Amalco Shares will be deemed to have disposed of such AuRico Shares for proceeds of disposition equal to the AuRico Shareholder’s adjusted cost base thereof. Such AuRico Shareholder will therefore recognize neither a capital gain nor a capital loss in respect of the exchange.

An Amalco Shareholder whose Amalco Shares are exchanged for Class A Shares and AuRico Metals Shares will, provided that the fair market value of all AuRico Metals Shares at the time of the exchange does not exceed the paid-up capital in respect of all Amalco Shares immediately before that time, be considered to have disposed of the Amalco Shares for proceeds of disposition equal to the greater of: (a) the adjusted cost base to the Amalco Shareholder of the Amalco Shares immediately before the exchange; and (b) the fair market value of the AuRico Metals Shares at the time of the exchange. Consequently, an Amalco Shareholder will only recognize a capital gain to the extent that the fair market value of the AuRico Metals Shares received exceeds the adjusted cost base of such Amalco Shareholder’s Amalco Shares.

An Amalco Shareholder will be deemed to acquire Class A Shares at a cost equal to the amount, if any, by which the adjusted cost base of such Amalco Shareholder’s Amalco Shares immediately before the exchange exceeds the fair market value, at the time of exchange, of the AuRico Metals Shares received. The cost to an Amalco Shareholder of the AuRico Metals Shares acquired on the exchange will be equal to the fair market value of the AuRico Metals Shares at the time of exchange.

Shareholders Not Resident in Canada

In general, a Non-Resident Shareholder (as defined under “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada”) will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Alamos Shares, Class A Shares or AuRico Metals Shares, unless, at the time of disposition, such shares constitute “taxable Canadian property” of the Non-Resident Shareholder within the meaning of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Shareholders are strongly urged to consult their own tax advisors about the possible Canadian tax consequence to them arising from the Arrangement.

Certain United States Federal Income Tax Considerations of the Arrangement for Alamos and AuRico Shareholders

This Circular contains a summary of certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of Alamos Shares and AuRico Shares relating to the Arrangement and to the ownership and disposition of Class A Shares and AuRico Metals Shares received pursuant to the Arrangement, and the comments below are qualified in their entirety by reference to such summary.

Alamos and AuRico believe that the exchange of Alamos Shares for AuRico Shares followed by the amalgamation of Alamos into Amalco and the conversion of Amalco Shares into Class A Shares pursuant to the Arrangement should qualify as a tax-deferred reorganization under Section 368(a) of the U.S. Tax Code, and that the amalgamation of AuRico into Amalco and the conversion of Amalco Shares into Class A Shares pursuant to the Arrangement should also qualify as such a reorganization. If the transactions were treated as such a reorganization, a U.S. Holder that ultimately exchanged Alamos Shares or AuRico Shares for Class A Shares pursuant to the Arrangement generally would not recognize gain or loss on the exchange.

The receipt of AuRico Metals Shares pursuant to the Arrangement will be treated as a distribution by Amalco in an amount equal to the fair market value of the AuRico Metals Shares. The distribution will be treated as a dividend to the extent such distribution is made out of current or accumulated earnings and profits of Amalco (as determined under U.S. federal income tax principles). To the extent the distribution exceeds Amalco’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the Class A Shares on which the distribution is made and as a capital gain to the extent it exceeds that basis.

Shareholders are strongly advised to review the summary contained under the heading “Certain United States Federal Income Tax Considerations to Shareholders” and to consult their own tax advisors for advice with respect to their own particular circumstances.

Risk Factors

There are risks associated with the completion of the Arrangement. Some of these risks include that the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for AuRico Shares or Alamos Shares may be adversely affected. In addition, the completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of AuRico and Alamos. See “Risk Factors” and “Summary of Material Agreements – The Arrangement Agreement”.

JOINT MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms”. Information contained in this Circular, including information in the appendices hereto, which form part of this Circular, is given as of May 22, 2015 unless otherwise specifically stated.

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of AuRico and management of Alamos for use at the AuRico Meeting and the Alamos Meeting, respectively. Management of AuRico and Alamos will solicit proxies primarily by mail, but proxies may also be solicited by telephone, e-mail, facsimile, in writing or in person by directors, officers, employees or agents of AuRico and Alamos. AuRico and Alamos have also each retained Kingsdale Shareholder Services to provide the following services in connection with the AuRico Meeting and the Alamos Meeting, respectively: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to meeting and proxy protocol, reporting and reviewing the tabulation of AuRico Shareholder and Alamos Shareholder proxies, and the solicitation of AuRico Shareholder and Alamos Shareholder proxies including contacting AuRico Shareholders and Alamos Shareholders by telephone. The cost of the proxy solicitation services is approximately $50,000 plus out-of-pocket expenses and applicable taxes for each of AuRico and Alamos. The cost of solicitation of proxies for use at the AuRico Meeting will be paid by AuRico and the cost of solicitation of proxies for use at the Alamos Meeting will be paid by Alamos.

The information concerning AuRico, AuRico Metals and their respective subsidiaries contained in this Circular, including the appendices, has been provided by AuRico for inclusion in this Circular. Although Alamos has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by AuRico are untrue or incomplete, Alamos assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by AuRico to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Alamos.

The information concerning Alamos and its subsidiaries contained in this Circular, including the appendices, has been provided by Alamos for inclusion in this Circular. Although AuRico has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by Alamos are untrue or incomplete, AuRico assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Alamos to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to AuRico.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Circular. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the AuRico Meeting or the Alamos Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix E. Shareholders are urged to carefully read the full text of the Plan of Arrangement.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The securities to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state or any other jurisdiction and will be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof, on the basis of the approval of the Court and only to the extent that corresponding exemptions from the registration or qualification requirements of state or “blue sky” securities laws are available. See “The Arrangement – Issuance and Resale of Class A Shares and AuRico Metals Shares”.

AuRico is a corporation existing under the laws of the Province of Ontario. Alamos is a corporation existing under the laws of the Province of British Columbia. The solicitation of proxies and the transactions contemplated in this Circular involve securities of two Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Exchange Act are not applicable to AuRico or to Alamos or this solicitation. AuRico Shareholders and Alamos Shareholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under U.S. Securities Laws.

Information concerning AuRico and Alamos has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. Securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

The financial statements included or incorporated by reference in this Circular have been prepared in accordance with IFRS, which differ from U.S. generally accepted accounting principles in certain material respects. Therefore, such financial statements may not be comparable to financial statements of U.S. companies.

The enforcement by securityholders of civil liabilities under U.S. Securities Laws may be adversely affected by the fact that AuRico is a corporation existing and governed under the laws of the Province of Ontario and by the fact that Alamos is a corporation existing and governed under the laws of the Province of British Columbia, and that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon AuRico, Alamos, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular, the pro forma consolidated financial statements of Amalco and the pro forma consolidated financial statements of AuRico Metals and the material incorporated by reference into this Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).

Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements of Alamos or AuRico to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. AuRico and Alamos disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by AuRico and Alamos as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of AuRico and Alamos contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as: (i) that AuRico and Alamos will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (ii) the accuracy of management’s assessment of the effects of the completion of the Arrangement; (iii) the integration of AuRico and Alamos as planned; (iv) the accuracy of AuRico’s and Alamos’ mineral reserve and mineral resource estimates; (v) that the Australian Royalties will be transferred to AuRico Metals; (vi) the continuing operation of the Young Davidson Mine, Mulatos Mine, and El Chanate Mine consistent with AuRico’s and Alamos’ current expectations; (vii) the permitting, development, operations and expansion of the Young Davidson Mine and El Chanate Mine and the Ağ1 Dağ1, Kirazl1 and Camyurt projects being consistent with AuRico’s and Alamos’ current expectations; (viii) the listing of the Class A Shares, the Amalco Warrants and the AuRico Metals Shares on the TSX and NYSE, as applicable; (ix) the trading price of the Class A Shares and the AuRico Metals Shares; (x) there being no significant political, legal or tax developments or changes, whether generally or in respect of the mining industry specifically, in any jurisdiction in which AuRico or Alamos now, or following completion of the Arrangement, Amalco or AuRico Metals, carries on business which are not consistent with AuRico’s or Alamos’ current expectations; (xi) there being no significant disruptions affecting AuRico’s or Alamos’ current or future operations, including Amalco’s and AuRico Metals’ operations following completion of the Arrangement, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (xii) that the exchange rate between the Canadian dollar, Mexican peso, Australian dollar, Turkish lira and the U.S. dollar will be approximately consistent with current levels; (xiii) certain price assumptions for gold; (xiv) AuRico’s and Alamos’ expectations and assumptions with respect to future growth of Amalco, including with respect to future growth in gold production; (xv) the ability of AuRico to transfer to AuRico Metals the AuRico Metals Property, including obtaining all required consents and approvals; (xvi) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (xvii) production forecasts meeting expectations; (xviii) labour and materials costs increasing on a basis consistent with AuRico’s and Alamos’ current expectations; and (xix) AuRico Metals’ ability to permit and develop the Kemess Project consistent with AuRico’s current expectations.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

•	significant increases or decreases in the prices of gold;

•	changes in interest rates and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery rates or production problems;

•	changes in mining, processing and overhead costs;

•	changes in metallurgy and processing technology;

•	access and availability of materials, equipment, supplies, labour and supervision, power and water;

•	determination of mineral reserves and mineral resources (including the assumptions underlying the conversion of mineral resources to mineral reserves);

•	availability of drill rigs;

•	changes in operating parameters;

•	costs and timing of development of new mineral reserves;

•	results of current and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which AuRico and/or Alamos operate;

•	Amalco’s and AuRico Metals’ ability to successfully integrate acquisitions;

•	changes in governmental policies or laws;

•	wars or armed conflicts, either globally or in the countries in which AuRico and/or Alamos operate;

•	local and community impacts and issues;

•	changes in aboriginal title or rights to AuRico’s Canadian properties or Alamos’ Mexican properties;

•	timing and receipt of government and other approvals and consents;

•	accidents and labour disputes;

•	environmental costs and risk;

•	competitive factors, including competition for property acquisitions; and

•	availability of capital at reasonable rates or at all.

In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect AuRico’s, Alamos’, Amalco’s and AuRico Metals’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, AuRico or Alamos.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Circular are qualified by these cautionary statements and those made in each of Alamos’ and AuRico’s filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect AuRico, Alamos, Amalco and/or AuRico Metals. Accordingly, undue reliance should not be placed on forward-looking statements. AuRico and Alamos and, following completion of the Arrangement, Amalco and AuRico Metals, undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Circular or as otherwise required by applicable laws.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to United States dollars and all references to “C$” in this Circular refer to Canadian dollars. Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to AuRico and Alamos have been prepared and presented in U.S. dollars in accordance with IFRS and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Amalco and AuRico Metals, including the unaudited pro forma financial statements of Amalco and AuRico Metals, have been prepared and presented in U.S. dollars in accordance with IFRS.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one United States dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

Three Months
	Ended	Years Ended
	March 31	December 31
	2015	2014	2013
High	C$1.2803	C$1.1643	C$1.0697
Low	C$1.1728	C$1.0614	C$0.9839
Average rate for period	C$1.2412	C$1.1045	C$1.0299
End of period	C$1.2683	C$1.1601	C$1.0636

On May 22, 2015 the exchange rate for one United States dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was C$1.2288.

THE AURICO MEETING

The AuRico Meeting will be held on June 24, 2015, subject to any adjournment or postponement thereof, at 10:00 a.m. (Eastern time) at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6 for the purposes set forth in the accompanying AuRico Notice of Special Meeting.

The directors and officers of AuRico who own, or exercise control or direction over, AuRico Shares or securities convertible into, or exchangeable for, AuRico Shares have agreed to vote their AuRico Shares in favour of the AuRico Arrangement Resolution and AuRico Metals Incentive Plan Resolution pursuant to the AuRico Lock-Up Agreements. In addition, Alamos, in respect of all AuRico Shares owned by it, has entered into a voting and support agreement pursuant to which it has agreed, among other things, to support the Arrangement and vote its AuRico Shares in favour of the AuRico Arrangement Resolution and AuRico Metals Incentive Plan Resolution.

Appointment and Revocation of Proxies

The AuRico named proxy holders are Alan Edwards, or failing him, Scott Perry, or failing him Robert Chausse, or failing him Peter MacPhail. An AuRico Shareholder who wishes to appoint another person or entity (who need not be an AuRico Shareholder) to represent the AuRico Shareholder at the AuRico Meeting may either insert the person’s or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

The proxy must be in writing and signed by the AuRico Shareholder or by the AuRico Shareholder’s attorney, duly authorized in writing or, if the AuRico Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. A proxy will only be valid if it is duly completed, signed, dated and received at the office of AuRico’s transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the AuRico Meeting or any adjournment or postponement thereof.

An AuRico Shareholder who has voted by proxy may revoke it any time prior to the AuRico Meeting. To revoke a proxy, a Registered AuRico Shareholder may deliver a written notice to the registered office of AuRico at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, facsimile: 647-260-8881, Attention: Anne Day, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 10:00 a.m. (Eastern time) on the last business day before the AuRico Meeting or any adjournment or postponement of the AuRico Meeting. A proxy may also be revoked on the day of the AuRico Meeting or any adjournment or postponement of the AuRico Meeting by a Registered AuRico Shareholder by delivering written notice to the chair of the AuRico Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the AuRico Shareholder or by an attorney who has the AuRico Shareholder’s written authorization. If the AuRico Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only Registered AuRico Shareholders have the right to revoke a proxy. Beneficial AuRico Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

If you have questions, you may contact AuRico’s proxy solicitation agent, Kingsdale Shareholder Services, by: (i) telephone, toll- free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) email to contactus@kingsdaleshareholder.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy printed on blue paper confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the AuRico Notice of Special Meeting or other matters that may properly come before the AuRico Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of AuRico is not aware of any such amendments, variations or other matters which are to be presented for action at the AuRico Meeting.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, AURICO SHARES WILL BE VOTED IN FAVOUR OF THE AURICO ARRANGEMENT RESOLUTION AND WILL BE VOTED IN FAVOUR OF THE AURICO METALS INCENTIVE PLAN RESOLUTION.

Voting by Registered AuRico Shareholders and Canadian Non-Objecting Beneficial Owners

As a Registered AuRico Shareholder or a CDN NOBO AuRico Shareholder, you can vote your shares in the following ways:

In Person	If you are a Registered AuRico Shareholder, you can attend the AuRico Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the AuRico Meeting.
Phone

For Registered AuRico Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions.

For CDN NOBO AuRico Shareholders call 1-866-734-8683 and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)
Mail	Enter voting instructions, sign the form of proxy or voting instruction form and send your completed form of proxy or voting instruction form to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy or voting instruction form and follow the instructions on screen.
Questions?	Call Kingsdale Shareholder Services at 1-800- 775-5159 (toll-free within North America) or 416-867-2272 (collect call outside North America) or email contactus@kingsdaleshareholder.com

Notice to Non-Registered (Beneficial) AuRico Shareholders

The information set forth in this section is of significant importance to many AuRico Shareholders, as a substantial number of AuRico Shareholders do not hold AuRico Shares in their own name. Beneficial AuRico Shareholders should note that only proxies deposited by AuRico Shareholders whose names appear on the records of AuRico as Registered AuRico Shareholders can be recognized and acted upon at the AuRico Meeting or any adjournment or postponement thereof. If AuRico Shares are listed in an account statement provided to an AuRico Shareholder by a broker or other intermediary, then in almost all cases, those AuRico Shares will not be registered in the AuRico Shareholder’s name on the records of AuRico.

Those AuRico Shares will more likely be registered under the name of the AuRico Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of those AuRico Shares are registered under the name of “CDS & Co.” (the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). AuRico Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial AuRico Shareholders. Without specific instructions, the intermediaries are prohibited from voting AuRico Shares for their clients. AuRico does not know for whose benefit the AuRico Shares registered in the name of CDS & Co., or another intermediary, are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial AuRico Shareholders in order to ensure that their AuRico Shares are voted at the AuRico Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial AuRico Shareholder by its intermediary is identical to the form of proxy provided to Registered AuRico Shareholders; however, its purpose is limited to instructing the Registered Shareholder on how to vote on behalf of the beneficial AuRico Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. Beneficial AuRico Shareholders (other than CDN NOBO AuRico Shareholders who will receive their proxy materials from Computershare) are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, beneficial AuRico Shareholders (other than CDN NOBO AuRico Shareholders) can call the toll-free telephone number printed on their voting instruction form or access Broadridge’s dedicated voting website at www.proxyvote.com and enter their 16-digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of AuRico Shares to be represented at the AuRico Meeting or any adjournment or postponement thereof. AuRico may utilize the Broadridge QuickVote™ service to assist non-registered AuRico Shareholders that are U.S. “non-objecting beneficial owners” with voting their AuRico Shares over the telephone. Kingsdale may contact U.S. “non-objecting beneficial owners” of AuRico Shares to assist in conveniently voting their AuRico Shares directly over the phone.

A beneficial AuRico Shareholder receiving a voting instruction form cannot use that voting instruction form to vote AuRico Shares directly at the AuRico Meeting or any adjournment or postponement thereof. Although a beneficial AuRico Shareholder may not be recognized directly at the AuRico Meeting for the purposes of voting AuRico Shares registered in the name of an intermediary, a beneficial AuRico Shareholder may obtain a legal proxy from such intermediary, or Broadridge as the agent for that intermediary, to attend the AuRico Meeting as a proxyholder for the Registered AuRico Shareholder and vote their AuRico Shares in that capacity. To do this, a beneficial AuRico Shareholder must enter their own name in the blank space on the voting instruction form (or in the case of a U.S.-based holder, check the box) indicating that they or their appointee are going to attend and vote at the AuRico Meeting and return the voting instruction form to their intermediary or Broadridge in accordance with the instructions provided well in advance of the AuRico Meeting. AuRico Shareholders will need to bring the legal proxy to the AuRico Meeting in order to vote their AuRico Shares.

If you have questions, you may contact AuRico’s proxy solicitation agent, Kingsdale Shareholder Services by: (i) telephone, toll-free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

Voting Securities and Principal Holders of Voting Securities

AuRico is authorized to issue an unlimited number of AuRico Shares, of which 281,672,666 AuRico Shares were issued and outstanding as of May 22, 2015. AuRico Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the AuRico Shareholders, and each AuRico Share confers the right to one vote in person or by proxy at all meetings of the AuRico Shareholders.

AuRico Shareholders at 5:00 p.m. (Eastern time) on the Record Date are entitled to vote or to have their AuRico Shares voted at the AuRico Meeting.

As at May 22, 2015, to the knowledge of the directors and executive officers of AuRico, other than as described below, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of AuRico carrying 10% or more of the voting rights attached to any class of voting securities of AuRico:

	Number of	% of AuRico
Name	AuRico Shares(1)	Shares(1)
Van Eck Associates Corporation	42,362,399	15.04%

(1) As at May 21, 2015.

To the knowledge of the directors and executive officers of AuRico, approximately 32,681,289 of the 42,362,399 AuRico Shares owned by Van Eck Associates Corporations are held, directly or indirectly, through the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF. According to the Statement of Additional Information dated May 1, 2015 in respect of the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF, proxies for the portfolio securities of the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF are voted in accordance with the proxy voting policies and procedures set forth in Appendix A to such Statement of Additional Information. According to this Statement of Additional Information, such proxy voting guidelines provide that Van Eck intends to vote all proxies in accordance with applicable rules and regulations, and in the best interests of clients without influence by real or apparent conflicts of interest. To assist in its responsibility for voting proxies and the overall voting process, Van Eck has engaged an independent third party proxy voting specialist, Glass Lewis & Co., LLC. The services provided by Glass Lewis include in-depth research, global issuer analysis, and voting recommendations as well as vote execution, reporting and recordkeeping. This Statement of Additional Information also provides that while Van Eck will generally follow those guidelines, it will exercise its voting rights in order to meet its fiduciary duties with respect to its clients, taking into account the best interests of its clients.

Business of the AuRico Meeting

As set out in the AuRico Notice of Special Meeting, at the AuRico Meeting, AuRico Shareholders will be asked to consider and vote on the AuRico Arrangement Resolution and the AuRico Metals Incentive Plan Resolution.

AuRico Shareholder approval is required in connection with the Arrangement by the OBCA and the rules and regulations of the TSX. In connection with the Arrangement, Amalco is obligated to issue approximately 127.4 million Class A Shares to Alamos Shareholders (based on the number of Alamos Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement), which is equal to approximately 99.4% of the non-diluted Class A Shares that will be held by AuRico Shareholders immediately following completion of the Arrangement (based on the number of AuRico Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement). Additional dilution may be incurred by AuRico Shareholders, as Amalco will also issue options and warrants to acquire approximately 12.8 million Class A Shares to holders of Alamos Options and Alamos Warrants (based on the number of Alamos Options and Alamos Warrants outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement), which is equal to approximately 10.0% of the non-diluted Class A Shares that will be held by AuRico Shareholders immediately following completion of the Arrangement (based on the number of AuRico Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement). Pursuant to the Arrangement, the total number of Class A Shares to be issued to Alamos Shareholders and issuable to holders of Alamos Options and holders of Alamos Warrants (based on the number of such securities outstanding on May 22, 2015) is equal to approximately 109.4% of the non-diluted Class A Shares that will be held by AuRico Shareholders immediately following completion of the Arrangement (based on the number of AuRico Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement). Pursuant to Section 611(c) of the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the Arrangement to be completed, AuRico Shareholders must approve the AuRico Arrangement Resolution.

Based on the AuRico and Alamos securities outstanding on May 22, 2015, following completion of the Arrangement (and assuming all AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options and Replacement Options are exchanged for Replacement Amalco Securities, and all Alamos Options are exchanged for Replacement Options and Alamos Warrants are exchanged for Amalco Warrants), former AuRico Shareholders immediately following the Effective Time will hold approximately 50.1% of the Class A Shares issued and outstanding immediately after the Effective Time, while former Alamos Shareholders immediately following the Effective Time will hold approximately 49.9% of the Class A Shares issued and outstanding immediately after the Effective Time. All of the Alamos SARs, Alamos RSUs and Alamos DSUs are cash-settled and are therefore excluded for this purpose.

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Alamos and AuRico and their respective legal and financial advisors. The Arrangement will not materially affect control of AuRico or Alamos on a combined basis. The directors and officers of AuRico (being insiders of AuRico) are participating in the Arrangement. See “Interests of Certain Persons in Matters to be Acted Upon − AuRico Collateral Benefits”.

In order to become effective the Arrangement will require, among other things, the approval of the AuRico Arrangement Resolution. The AuRico Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting, after excluding the AuRico Excluded Votes.

AuRico Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. In order for the AuRico Metals Incentive Plan Resolution to become effective (i) the AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting and (ii) the Arrangement must become effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution or the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution

Record Date

The AuRico Board has passed a resolution to fix 5:00 p.m. (Eastern time) on May 22, 2015 as the Record Date for the determination of the Registered AuRico Shareholders that will be entitled to notice of the AuRico Meeting, and any adjournment or postponement of the AuRico Meeting, and that will be entitled to vote at the AuRico Meeting. The Record Date will not change in respect of any adjournment or postponement of the AuRico Meeting.

Quorum

A quorum at the AuRico Meeting consists of two persons who are present and authorized to vote at the AuRico Meeting.

THE ALAMOS MEETING

The Alamos Meeting will be held on June 24, 2015, subject to any adjournment or postponement thereof, at 11:00 a.m. (Eastern time) at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6 for the purposes set forth in the accompanying Alamos Notice of Special Meeting.

The directors and officers of Alamos who own, or exercise control or direction over, Alamos Shares or securities convertible into, or exchangeable for, Alamos Shares have agreed to vote their Alamos Shares in favour of the Alamos Continuance Resolution, the Alamos Arrangement Resolution and the Alamos AuRico Metals Incentive Plan Resolution pursuant to the Alamos Lock-Up Agreements.

Appointment and Revocation of Proxies

The Alamos named proxy holders are John McCluskey, or failing him, James Porter, or failing him David Gower, or failing him J. Andrew Cormier. An Alamos Shareholder who wishes to appoint another person or entity (who need not be an Alamos Shareholder) to represent the Alamos Shareholder at the Alamos Meeting may either insert the person’s or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

The proxy must be in writing and signed by the Alamos Shareholder or by the Alamos Shareholder’s attorney, duly authorized in writing or, if the Alamos Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. A proxy will only be valid if it is duly completed, signed, dated and received at the office of the transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Alamos Meeting or any adjournment or postponement thereof.

An Alamos Shareholder who has voted by proxy may revoke it any time prior to the Alamos Meeting. To revoke a proxy, a Registered Alamos Shareholder may deliver a written notice to the head office of Alamos at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, M5H 3P5, facsimile: 416-368-2934, Attention: Scott Parsons, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 11:00 a.m. (Eastern time) on the last business day before the Alamos Meeting or any adjournment or postponement of the Alamos Meeting. A proxy may also be revoked on the day of the Alamos Meeting or any adjournment or postponement of the Alamos Meeting by a Registered Alamos Shareholder by delivering written notice to the chair of the Alamos Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Alamos Shareholder or by an attorney who has the Alamos Shareholder’s written authorization. If the Alamos Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only Registered Alamos Shareholders have the right to revoke a proxy. Beneficial Alamos Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

If you have questions, you may contact Alamos’ proxy solicitation agent, Kingsdale Shareholder Services, by: (i) telephone, toll- free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) email to contactus@kingsdaleshareholder.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy printed on yellow paper confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Alamos Notice of Special Meeting or other matters that may properly come before the Alamos Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Alamos is not aware of any such amendments, variations or other matters which are to be presented for action at the Alamos Meeting.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, ALAMOS SHARES WILL BE VOTED IN FAVOUR OF THE ALAMOS CONTINUANCE RESOLUTION AND WILL BE VOTED IN FAVOUR OF THE ALAMOS ARRANGEMENT RESOLUTION AND WILL BE VOTED IN FAVOUR OF THE ALAMOS AURICO METALS INCENTIVE PLAN RESOLUTION.

Voting by Registered Alamos Shareholders

As a Registered Alamos Shareholder you can vote your shares in the following ways:

In Person	You can attend the Alamos Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Alamos Meeting.
Phone

For Registered Alamos Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)
Mail	Enter voting instructions, sign the form of proxy and send your completed form of proxy to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions?	Call Kingsdale Shareholder Services at 1-800-775-5159 (toll-free within North America) or 416-867-2272 (collect call outside North America) or email contactus@kingsdaleshareholder.com

Notice to Non-Registered (Beneficial) Alamos Shareholders

The information set forth in this section is of significant importance to many Alamos Shareholders, as a substantial number of Alamos Shareholders do not hold Alamos Shares in their own name. Beneficial Alamos Shareholders should note that only proxies deposited by Alamos Shareholders whose names appear on the records of Alamos as Registered Alamos Shareholders can be recognized and acted upon at the Alamos Meeting or any adjournment or postponement thereof. If Alamos Shares are listed in an account statement provided to an Alamos Shareholder by a broker or other intermediary, then in almost all cases, those Alamos Shares will not be registered in the Alamos Shareholder’s name on the records of Alamos.

Those Alamos Shares will more likely be registered under the name of the Alamos Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of those Alamos Shares are registered under the name of “CDS & Co.” (the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Alamos Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial Alamos Shareholders. Without specific instructions, the intermediaries are prohibited from voting Alamos Shares for their clients. Alamos does not know for whose benefit the Alamos Shares registered in the name of CDS & Co., or another intermediary, are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Alamos Shareholders in order to ensure that their Alamos Shares are voted at the Alamos Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial Alamos Shareholder by its intermediary is identical to the form of proxy provided to Registered Alamos Shareholders; however, its purpose is limited to instructing the Registered Alamos Shareholder on how to vote on behalf of the beneficial Alamos Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. If you are a non-registered (beneficial) Alamos Shareholder – holding your Alamos Shares through a bank, broker, trust company, or custodian - you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively beneficial Alamos Shareholders can call the toll-free telephone number printed on your voting instruction form or go to www.proxyvote.com and enter your 16 digit control number to deliver your voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Alamos Shares to be represented at the Alamos Meeting or any adjournment or postponement thereof. Alamos may utilize Broadridge QuickVote™ service to assist non-registered Alamos Shareholders that are “non-objecting beneficial owners” with voting their Alamos Shares over the telephone. Kingsdale may contact “non-objecting beneficial owners” of Alamos Shares to assist in conveniently voting their Alamos Shares directly over the phone.

A beneficial Alamos Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Alamos Shares directly at the Alamos Meeting or any adjournment or postponement thereof. Although a beneficial Alamos Shareholder may not be recognized directly at the Alamos Meeting for the purposes of voting Alamos Shares registered in the name of an intermediary, a beneficial Alamos Shareholder may obtain a legal proxy from such intermediary, or Broadridge as the agent for that intermediary, to attend the Alamos Meeting as a proxyholder for the Registered Shareholder and vote their Alamos Shares in that capacity. To do this, a beneficial Alamos Shareholder must enter their own name in the blank space on the voting instruction form (or in the case of a U.S.-based holder, check the box) indicating that they or their appointee are going to attend and vote at the Alamos Meeting and return the voting instruction form to their intermediary or Broadridge in accordance with the instructions provided well in advance of the Alamos Meeting. Alamos Shareholders will need to bring the legal proxy to the Alamos Meeting in order to vote their Alamos Shares.

If you have questions, you may contact our proxy solicitation agent, Kingsdale Shareholder Services by: (i) telephone, toll-free in North America at 1-800-775-5159 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

Voting Securities and Principal Holders of Voting Securities

Alamos is authorized to issue an unlimited number of Alamos Shares, of which 127,357,486 Alamos Shares were issued and outstanding as of May 22, 2015. Alamos Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Alamos Shareholders, and each Alamos Share confers the right to one vote in person or by proxy at all meetings of the Alamos Shareholders.

Alamos Shareholders at 5:00 p.m. (Eastern time) on the Record Date are entitled to vote or to have their Alamos Shares voted at the Alamos Meeting.

As at May 22, 2015, to the knowledge of the directors and executive officers of Alamos, other than as described below, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Alamos carrying 10% or more of the voting rights attached to any class of voting securities of Alamos:

	Number of	% of Alamos
Name	Alamos Shares(1)	Shares(1)
Van Eck Associates Corporation	17,439,930	13.69%

(1) As at May 21, 2015.

To the knowledge of the directors and executive officers of Alamos, approximately 15,378,553 of the 17,439,930 Alamos Shares owned by Van Eck Associates Corporations are held, directly or indirectly, through the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF. According to the Statement of Additional Information dated May 1, 2015 in respect of the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF, proxies for the portfolio securities of the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF are voted in accordance with the proxy voting policies and procedures set forth in Appendix A to such Statement of Additional Information. According to this Statement of Additional Information, such proxy voting guidelines provide that Van Eck intends to vote all proxies in accordance with applicable rules and regulations, and in the best interests of clients without influence by real or apparent conflicts of interest. To assist in its responsibility for voting proxies and the overall voting process, Van Eck has engaged an independent third party proxy voting specialist, Glass Lewis & Co., LLC. The services provided by Glass Lewis include in-depth research, global issuer analysis, and voting recommendations as well as vote execution, reporting and recordkeeping. This Statement of Additional Information also provides that while Van Eck will generally follow those guidelines, it will exercise its voting rights in order to meet its fiduciary duties with respect to its clients, taking into account the best interests of its clients.

Business of the Alamos Meeting

As set out in the Alamos Notice of Special Meeting, at the Alamos Meeting, Alamos Shareholders will be asked to consider and vote on the Alamos Continuance Resolution, the Alamos Arrangement Resolution and the Alamos AuRico Metals Incentive Plan Resolution.

Alamos is currently a British Columbia company organized and existing under the BCBCA and AuRico is an Ontario company organized and existing under the OBCA. As the Arrangement includes the amalgamation of AuRico and Alamos, Alamos proposes to continue from British Columbia to Ontario under the OBCA prior to the implementation of the Arrangement since interjurisdictional amalgamation is not available under the OBCA. On May 19, 2015, Alamos received authorization from the British Columbia Registrar of Companies to continue out of British Columbia under Section 308 of the BCBCA to the jurisdiction of Ontario. Such authorization is valid until November 19, 2015.

The Alamos Continuance will affect certain rights of Alamos Shareholders as they currently exist under the BCBCA. See Appendix P to this Circular, which contains a summary of some of the corporate law changes that will occur. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the applicable provisions of the BCBCA and the OBCA. Alamos Shareholders are advised to consult their legal advisors regarding implications of the continuance, which may be of particular importance to Alamos Shareholders. Alamos Shareholder approval is required by the BCBCA in respect of the Alamos Continuance and by the OBCA in respect of the Arrangement. In order for the Arrangement to be completed, Alamos Shareholders must approve the Alamos Continuance Resolution and the Alamos Arrangement Resolution.

Alamos Shareholder approval is required in connection with the Arrangement by the OBCA and the rules and regulations of the TSX. In connection with the Arrangement, Amalco is obligated to issue approximately 128.1 million Class A Shares to AuRico Shareholders (based on the number of AuRico Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement), which is equal to approximately 100.6% of the non-diluted Class A Shares that will be held by Alamos Shareholders immediately following completion of the Arrangement (based on the number of Alamos Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement). Additional dilution may be incurred by Alamos Shareholders, as Amalco will also issue options and other awards to acquire approximately 7.3 million Class A Shares to holders of AuRico Options, AuRico RSUs, AuRico PSUs and AuRico DSUs (based on the number of AuRico Options, AuRico RSUs, AuRico PSUs and AuRico DSUs outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement), which is equal to approximately 5.8% of the non-diluted Class A Shares that will be held by Alamos Shareholders immediately following completion of the Arrangement (based on the number of Alamos Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement). Pursuant to the Arrangement, the total number of Class A Shares to be issued to Alamos Shareholders and issuable to holders of AuRico Options, holders of AuRico RSUs, holders of AuRico PSUs and holders of AuRico DSUs (based on the number of such securities outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement) is equal to approximately 106.4% of the non-diluted Class A Shares that will be held by Alamos Shareholders immediately following completion of the Arrangement (based on the number of Alamos Shares outstanding on May 22, 2015 and subject to adjustment as provided in the Plan of Arrangement).Pursuant to Section 611(c) of the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

Based on the AuRico and Alamos securities outstanding on May 22, 2015, following completion of the Arrangement (and assuming all AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options, Replacement and Options are exchanged for Replacement Amalco Securities, and all Alamos Options are exchanged for Replacement Options and Alamos Warrants are exchanged for Amalco Warrants), former AuRico Shareholders immediately following the Effective Time will hold approximately 50.1% of the Class A Shares issued and outstanding immediately after the Effective Time, while former Alamos Shareholders immediately following the Effective Time will hold approximately 49.9% of the Class A Shares issued and outstanding immediately after the Effective Time. All of the Alamos SARs, Alamos RSUs and Alamos DSUs are cash-settled and are therefore excluded for this purpose.

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Alamos and AuRico and their respective legal and financial advisors. The Arrangement will not materially affect control of AuRico or Alamos on a combined basis. The directors and officers of Alamos (being insiders of Alamos) are participating in the Arrangement. See “Interests of Certain Persons in Matters to be Acted Upon − Alamos Collateral Benefits”.

In order to become effective the Arrangement will require, among other things, the approval of the Alamos Continuance Resolution and the Alamos Arrangement Resolution. The Alamos Continuance Resolution will require the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting. The Alamos Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting, after excluding the Alamos Excluded Votes.

Alamos Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. In order for the Alamos AuRico Metals Incentive Plan Resolution to become effective it must be approved by a simple majority of votes cast by the Alamos Shareholders, voting together as a single class who vote in person or by proxy at the Alamos Meeting and each of the AuRico Arrangement Resolution, Alamos Continuance Resolution, Alamos Arrangement Resolution and AuRico Metals Incentive Plan Resolution must be approved.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution or the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Record Date

The Alamos Board has passed a resolution to fix 5:00 p.m. (Eastern time) on May 22, 2015 as the Record Date for the determination of the Registered Alamos Shareholders that will be entitled to notice of the Alamos Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Alamos Meeting. The Record Date will not change in respect of any adjournment or postponement of the Alamos Meeting.

Quorum

A quorum at the Alamos Meeting consists of two persons who are, or who represent by proxy, Alamos Shareholders, who in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Alamos Meeting.

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Alamos and AuRico and their respective legal and financial advisors. The following is a summary of the background leading up to the announcement of the Arrangement.

The senior management teams of Alamos and AuRico regularly consider strategic opportunities that will complement their respective portfolios and enhance value for their respective Shareholders. The senior management of each of Alamos and AuRico have followed each other’s corporate progress for some time and hold a positive view of each other’s assets.

John McCluskey, President, Chief Executive Officer and Director of Alamos, first approached Scott Perry, President, Chief Executive Officer and Director of AuRico in November 2013. Messrs. McCluskey and Perry discussed the merits of a potential business combination of AuRico and Alamos but no confidential information was exchanged at that time given that AuRico was focused on the development of the Young Davidson Mine. Messrs. McCluskey and Perry agreed to revisit a potential business combination in 2014.

On March 19, 2014, Mr. Perry contacted Mr. McCluskey to discuss the merits of revisiting their previous high-level discussions regarding a business combination of AuRico and Alamos. It was determined by both Mr. Perry and Mr. McCluskey that it was not the right time to pursue further discussions.

On January 12, 2015, Mr. Perry arranged a meeting with Mr. McCluskey to discuss AuRico’s and Alamos’ respective go-forward business strategies. Messrs. McCluskey and Perry met on January 14, 2015 and had a broad discussion which included the possibility of a combination of the two companies. The meeting concluded with an agreement to proceed with reciprocal due diligence for the purpose of each company gaining a better understanding of the other’s business model. On January 19, 2015 a mutual confidentiality agreement was entered into by Alamos and AuRico, following which information was exchanged between the parties. Mutual site visits were conducted at Alamos’ Mulatos Mine and AuRico’s Young Davidson Mine in early March 2015.

On February 19, 2015, at AuRico’s regularly scheduled quarterly AuRico Board meeting to review year end results, management of AuRico also gave an introductory presentation on the potential deal opportunity with Alamos including thoughts on rationale and other considerations.

While due diligence was ongoing, Messrs. Perry and McCluskey had discussions regarding possible transaction structures, in person and by telephone, on March 10, March 19, March 20, March 21 and March 25, 2015. Messrs. Perry and McCluskey concluded that a merger of equals was the most value enhancing for all Shareholders. Negotiations continued in regards to the potential business combination, exchange ratios and other transaction considerations.

On March 27 2015, the Alamos Board approved proceeding with combination discussions with AuRico. In this meeting, the Alamos Board was presented with: (i) management’s discussion of the background to the negotiations and its progress, (ii) a summary of the technical, legal, financial and tax due diligence, and, (iii) the views of Maxit Capital of the capital markets implications of a potential transaction.

On March 29, 2015 advisors of Alamos and AuRico commenced negotiating the Arrangement Agreement and other transaction documents.

On April 9, 2015, the AuRico Board met and was presented with: (i) an update from management on the status of discussions and negotiations; (ii) a summary of the due diligence findings and update on transaction rationale considerations; and (iii) the views of Scotia Capital of the capital markets implications of a potential transaction.

The Alamos Board and the AuRico Board met separately on April 12, 2015 to approve the final version of the Arrangement Agreement and the Plan of Arrangement. Maxit Capital advised the Alamos Board that in its opinion the Arrangement is fair from a financial point of view to the Alamos Shareholders. The Alamos Board: (i) considered and evaluated the Arrangement; (ii) unanimously determined that the Arrangement is in the best interests of Alamos; and (iii) accordingly, determined to unanimously recommend that Alamos Shareholders vote in favour of the Arrangement. Scotia Capital advised the AuRico Board that in its opinion the Arrangement is fair from a financial point of view to the AuRico Shareholders. The AuRico Board: (i) considered and evaluated the Arrangement; (ii) unanimously determined that the Arrangement is in the best interests of AuRico; and (iii) accordingly, determined to unanimously recommend that AuRico Shareholders vote in favour of the Arrangement.

The Arrangement Agreement was subsequently executed on April 12, 2015. A joint news release by AuRico and Alamos announcing the entering into of the Arrangement Agreement was issued on April 13, 2015 prior to the opening of trading on the TSX and NYSE. Alamos and AuRico conducted a joint conference call at 8:30 a.m. (Eastern time) of the same day.

Recommendation of the AuRico Board

AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, THE AURICO BOARD UNANIMOUSLY RECOMMENDS THAT AURICO SHAREHOLDERS VOTE IN FAVOUR OF THE AURICO ARRANGEMENT RESOLUTION AND VOTE IN FAVOUR OF THE AURICO METALS INCENTIVE PLAN RESOLUTION.

Recommendation of the Alamos Board

AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, THE ALAMOS BOARD UNANIMOUSLY RECOMMENDS THAT ALAMOS SHAREHOLDERS VOTE IN FAVOUR OF THE ALAMOS CONTINUANCE RESOLUTION AND VOTE IN FAVOUR OF THE ALAMOS ARRANGEMENT RESOLUTION AND VOTE IN FAVOUR OF THE ALAMOS AURICO METALS INCENTIVE PLAN RESOLUTION.

Reasons for the Recommendations of the Boards of Directors

In making their respective recommendations, the AuRico Board and the Alamos Board have reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors. The following is a summary of the principal reasons for the respective recommendations of the AuRico Board and the Alamos Board that AuRico Shareholders vote IN FAVOUR of the AuRico Arrangement Resolution and vote IN FAVOUR of the AuRico Metals Incentive Plan Resolution and that Alamos Shareholders vote IN FAVOUR of the Alamos Continuance Resolution, vote IN FAVOUR of the Alamos Arrangement Resolution and vote IN FAVOUR of the Alamos AuRico Metals Incentive Plan Resolution:

•

Creation of a leading intermediate gold producer. The Arrangement is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets located in stable jurisdictions. Amalco’s operations will be underpinned by two top-tier, long-life producing mines, AuRico’s Young Davidson Mine located in Ontario, Canada and Alamos’ Mulatos Mine located in Sonora, Mexico, and supplemented by stable production from AuRico’s El Chanate Mine located in Sonora, Mexico.

•

Peer-leading growth profile. Amalco is expected to have a significant and growing gold production profile. It is expected that Amalco will produce between 375 koz to 425 koz of gold in 2015 in Mexico and Canada with the potential to grow organically to over 700 koz of gold annually. The development portfolio is anchored by the quality, low-cost Ağ1 Dağ1 Project and Kirazl1 Project in Çanakkale, Turkey, and the Esperanza Project in Morelos, Mexico. Further long-term growth is expected from the Lynn Lake Project, Quartz Mountain Project and Orion Project in North America and from the near-mine exploration potential at all existing operations.

•

Stronger financial position. It is expected that Amalco will have a strong pro-forma cash position of $403 million as at March 31, 2015, net cash of $90 million as at March 31, 2015 and growing cash flow generation to support further organic growth. In addition, a stronger financial position is expected to allow Amalco to be better able to respond to challenges and opportunities throughout various future business and commodity cycles.

•

Enhanced capital markets profile. Amalco will be of significant size, with a market capitalization of over $1.8 billion (based on the closing prices of AuRico Shares and Alamos Shares on the NYSE on May 22, 2015). AuRico and Alamos believe that this will lead to increased trading liquidity, analyst coverage, index inclusion and a generally enhanced capital markets profile.

•

Proven leadership team. Amalco will be led by a proven management team with a successful track record of building and operating mines globally, supported by an equal number of highly qualified directors from AuRico and Alamos. Drawing on extensive strategic, operating and financial experience from both AuRico and Alamos is expected to allow Amalco to successfully manage a wider variety of mines and growth projects on a global basis.

•

Revaluation opportunity. With more diversified production, a superior growth profile, a strong balance sheet, improved market presence and proven management and operating teams, AuRico and Alamos believe Amalco is well positioned for a potential value re-rating.

•

Potential to unlock significant value through AuRico Metals. It is expected that AuRico Shareholders and Alamos Shareholders will also benefit from direct ownership in AuRico Metals, which is expected to allow AuRico Shareholders and Alamos Shareholders to participate in the opportunities associated with the Kemess Project in British Columbia, Canada and the stable, diversified royalty revenues from mines in Canada and Australia. In addition, AuRico Metals will be led by a strong management team with extensive knowledge of the assets. See “Summary of Material Agreements – AuRico Metals Contribution Agreement”.

•

Fairness Opinions. Each of the AuRico Board and the Alamos Board have received a fairness opinion from their respective financial advisors as to the fairness of the Arrangement, from a financial point of view, to the AuRico Shareholders and the Alamos Shareholders, respectively. See “The Arrangement – AuRico Fairness Opinion” and “The Arrangement – Alamos Fairness Opinion”.

•

Superior Proposals. The Arrangement Agreement allows the AuRico Board and the Alamos Board, in the exercise of their respective fiduciary duties, to respond, prior to the AuRico Meeting and the Alamos Meeting, to certain unsolicited acquisition proposals that are more favourable to AuRico Shareholders or Alamos Shareholders, as the case may be, than the Arrangement.

•

Dissent Rights. Any Registered AuRico Shareholder who opposes the Arrangement or any Registered Alamos Shareholder who opposes the Arrangement or the Alamos Continuance may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value for his or her AuRico Shares or Alamos Shares. See “The Arrangement – Dissent Rights”.

•

Support Agreements. The directors and officers of AuRico and Alamos, representing approximately 3.1% and 4.5% of the outstanding AuRico Shares and Alamos Shares on a fully diluted basis, respectively, each entered into support agreements pursuant to which they agreed, among other things, to vote IN FAVOUR of the Arrangement. In addition, Alamos, who holds approximately 9.9% of the issued and outstanding AuRico Shares, entered into a voting and support agreement pursuant to which it agreed, among other things, to vote IN FAVOUR of the Arrangement.

•	Shareholder and Court Approvals. The Arrangement is subject to the following shareholder and court approvals, which protect AuRico Shareholders and Alamos Shareholders:

•	the AuRico Arrangement Resolution must be approved by an affirmative vote of at least 66[X]% of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting;

•	the Alamos Continuance Resolution and Alamos Arrangement Resolution must be approved by an affirmative vote of at least 66[X]% of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting;

•	pursuant to MI 61-101, the AuRico Arrangement Resolution must also be approved by an affirmative vote of a majority of the votes cast by AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting after excluding the AuRico Excluded Votes;

•	pursuant to MI 61-101, the Alamos Arrangement Resolution must also be approved by an affirmative vote of a majority of the votes cast by Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting after excluding the Alamos Excluded Votes; and

•	the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Alamos Shareholders and AuRico Shareholders.

The information and factors described above and considered by the AuRico Board and the Alamos Board in reaching their determinations and making their approvals are not intended to be exhaustive but include material factors considered by the AuRico Board and the Alamos Board. In view of a wide variety of factors considered in connection with their respective evaluations of the Arrangement and the complexity of these matters, the AuRico Board and the Alamos Board did not find it useful to, and did not attempt to, quantify, rank, or otherwise assign relative weights to these factors.

AuRico Fairness Opinion

AuRico entered into an engagement letter with Scotia Capital pursuant to which, among other things, Scotia Capital agreed to provide AuRico with an opinion as to the fairness of the consideration to be received under the Arrangement, from a financial point of view, to AuRico Shareholders. At a meeting held on April 12, 2015, Scotia Capital provided the AuRico Board with an oral opinion, subsequently confirmed in writing to the AuRico Board, to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the AuRico Shareholders. The full text of the AuRico Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Appendix F. The AuRico Fairness Opinion is not intended to be, and does not constitute, a recommendation to any AuRico Shareholder as to how to vote or act at the AuRico Meeting. The AuRico Fairness Opinion was one of a number of factors taken into consideration by the AuRico Board in considering the Arrangement. This summary of the AuRico Fairness Opinion is qualified in its entirety by reference to the full text of the AuRico Fairness Opinion and AuRico Shareholders are urged to read the AuRico Fairness Opinion in its entirety.

The AuRico Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the AuRico Fairness Opinion and the conditions, prospects, financial and otherwise, of AuRico and Alamos, as applicable, as they were reflected in the information and documents reviewed by Scotia Capital and as they were presented to Scotia Capital. Subsequent developments may affect the AuRico Fairness Opinion. Scotia Capital has disclaimed any undertaking or obligation to amend or update the AuRico Fairness Opinion or to advise any person of any change in any fact or matter affecting the AuRico Fairness Opinion which may come or be brought to the attention of Scotia Capital after the date of the AuRico Fairness Opinion.

Scotia Capital has acted as financial advisor to AuRico in connection with the Arrangement. Under its engagement letter with Scotia Capital, AuRico has agreed to pay Scotia Capital a fee for Scotia Capital’s services, including a fee for the delivery of the AuRico Fairness Opinion, a fee in connection with the announcement of the Arrangement and fees that are contingent upon the completion or non-completion of the Arrangement. The AuRico Board took this fee structure into account when considering the AuRico Fairness Opinion. AuRico has also agreed to indemnify Scotia Capital and certain related persons against certain liabilities in connection with its engagement and to reimburse Scotia Capital for expenses incurred by Scotia Capital.

Alamos Fairness Opinion

Alamos entered into an engagement letter with Maxit Capital pursuant to which, among other things, Maxit Capital agreed to provide Alamos with an opinion as to the fairness of the consideration to be received under the Arrangement, from a financial point of view, to Alamos Shareholders. At a meeting held on April 12, 2015, Maxit Capital provided the Alamos Board with an oral opinion, subsequently confirmed in writing to the Alamos Board, to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Alamos Shareholders. The full text of the Alamos Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Appendix G. The Alamos Fairness Opinion is not intended to be, and does not constitute, a recommendation to any Alamos Shareholder as to how to vote or act at the Alamos Meeting. The Alamos Fairness Opinion was one of a number of factors taken into consideration by the Alamos Board in considering the Arrangement. This summary of the Alamos Fairness Opinion is qualified in its entirety by reference to the full text of the Alamos Fairness Opinion and Alamos Shareholders are urged to read the Alamos Fairness Opinion in its entirety.

The Alamos Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Alamos Fairness Opinion and the conditions, prospects, financial and otherwise, of Alamos and AuRico, as applicable, as they were reflected in the information and documents reviewed by Maxit Capital and as they were presented to Maxit Capital. Subsequent developments may affect the Alamos Fairness Opinion. Maxit Capital has disclaimed any undertaking or obligation to amend or update the Alamos Fairness Opinion or to advise any person of any change in any fact or matter affecting the Alamos Fairness Opinion which may come or be brought to the attention of Maxit Capital after the date of the Alamos Fairness Opinion.

Maxit Capital has acted as financial advisor to Alamos in connection with the Arrangement. Under its engagement letter with Maxit Capital, Alamos has agreed to pay Maxit Capital a fee for Maxit Capital’s services, including a fee for the delivery of the Alamos Fairness Opinion and fees that are contingent upon the completion or non-completion of the Arrangement. The Alamos Board took this fee structure into account when considering the Alamos Fairness Opinion. Alamos has also agreed to indemnify Maxit Capital and certain related persons against certain liabilities in connection with its engagement and to reimburse Maxit Capital for expenses incurred by Maxit Capital.

The Arrangement

Pursuant to the Arrangement, AuRico and Alamos will amalgamate and continue as one company, Amalco, to be named “Alamos Gold Inc.”. Based on the number of AuRico Shares and Alamos Shares outstanding on May 22,

2015, immediately following completion of the Arrangement, former AuRico Shareholders are anticipated to own approximately 50.1% of Amalco and former Alamos Shareholders are anticipated to own approximately 49.9% of Amalco. In addition, pursuant to the Arrangement and in accordance with the AuRico Metals Contribution Agreement, the AuRico Metals Property and the AuRico Metals Liabilities will be transferred by AuRico to AuRico Metals in exchange for AuRico Metals Shares. The AuRico Metals Property includes the following:

(a)	the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project;

(b)	the AuRico Trade-Marks;

(c)	cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project;

(d)	cash in an amount equal to $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement);

(e)	the AuRico Royalties; and

(f)	the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree.

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending the Earn-In Hurdle Amount. See “Summary of Material Agreements – AuRico Metals Contribution Agreement”. Amalco will retain 4.9% of the AuRico Metals Shares and pursuant to the Arrangement the other 95.1% of the AuRico Metals Shares will be distributed to former AuRico Shareholders and former Alamos Shareholders pro rata based on the number of Class A Shares held thereby (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement is expected to result in an Amalco Shareholder receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). See “The Arrangement – The Plan of Arrangement”.

Effect of Arrangement on Holders of AuRico Shares and Alamos Shares

Pursuant to the Arrangement and subject to adjustment as set forth in the Plan of Arrangement, AuRico Shareholders (other than Dissenting Shareholders) will ultimately receive, for each AuRico Share held, 0.5046 of a Class A Share, and Alamos Shareholders (other than Dissenting Shareholders) will ultimately receive, for each Alamos Share held, one Class A Share and $0.0001. If the number of issued and outstanding AuRico Shares or Alamos Shares changes prior to the Effective Time, then AuRico and Alamos will adjust the foregoing exchange ratios as agreed by AuRico and Alamos to ensure that immediately following completion of the Arrangement, former AuRico Shareholders do not own less than 50.01% of Amalco and former Alamos Shareholders do not own more than 49.99% of Amalco. In addition, pursuant to a reorganization of the capital of Amalco, 95.1% of the AuRico Metals Shares will be distributed to all the Amalco Shareholders on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in an Amalco Shareholder receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). Amalco will retain the remaining 4.9% of AuRico Metals Shares. See “The Arrangement – The Plan of Arrangement”. See also “Summary of Material Agreements – The Arrangement Agreement”. See also “Summary of Material Agreements – AuRico Metals Contribution Agreement”.

Effect of Arrangement on Holders of Alamos Options, Alamos Warrants, Alamos SARs, Alamos RSUs and Alamos DSUs

Pursuant to the Arrangement, each Alamos Option and Alamos Warrant will ultimately be replaced with an option or warrant, as applicable, to acquire Class A Shares having a value equivalent to the value immediately prior to the Effective Time of the corresponding Alamos Option or Alamos Warrant, as applicable. Pursuant to the Arrangement, each Alamos SAR, Alamos RSU and Alamos DSU will also be ultimately converted to a similar award issued by Amalco having a value equivalent to the value immediately prior to the Effective Time of the corresponding Alamos SAR, Alamos RSU and Alamos DSU, as applicable. Subject to the foregoing and the Plan of Arrangement, the term to expiry, conditions to and manner of redemption or exercise, vesting schedule, and all other terms and conditions of such replacement option, warrant or award will be the same as the option, warrant or award, as applicable, for which it was exchanged. See “The Arrangement – The Plan of Arrangement”. In addition, following the completion of the Arrangement, certain adjustments will be made (which may include adjustments to the exercise price, if applicable) to the terms of such replacement options, warrants and awards as required in accordance with the terms thereof or as otherwise determined by the Alamos Board or the Amalco Board, as applicable, to reflect the reorganization of the share capital of Amalco and the distribution of the AuRico Metals Shares pursuant to the Arrangement.

Effect of Arrangement on Holders of AuRico Options, AuRico RSUs, AuRico PSUs and AuRico DSUs

Pursuant to the Arrangement, each AuRico Option, AuRico RSU, AuRico PSU and AuRico DSU will be converted to a similar award issued by Amalco having a value equivalent to the value immediately prior to the Effective Time of the corresponding AuRico Option, AuRico RSU, AuRico PSU or AuRico DSU, as applicable, except that on exercise or redemption Class A Shares will be issued (to the extent such awards are not cash settled in accordance with their terms). Subject to the foregoing and the Plan of Arrangement, the term to expiry, conditions to and manner of redemption or exercise, vesting schedule, and all other terms and conditions of such replacement award will be the same as the award, as applicable, for which it was exchanged. See “The Arrangement – The Plan of Arrangement”. In addition, following the completion of the Arrangement, certain adjustments will be made (which may include adjustments to the exercise price, if applicable) to the terms of such replacement awards as required in accordance with the terms thereof or as otherwise determined by the AuRico Board or the Amalco Board, as applicable, to reflect the reorganization of the share capital of Amalco and the distribution of the AuRico Metals Shares pursuant to the Arrangement.

Effective Date of the Arrangement

In order for the Arrangement to become effective:

(a)	the AuRico Arrangement Resolution must be approved by the AuRico Shareholders in the manner set forth in the Interim Order;

(b)	the Alamos Continuance Resolution must be approved by the Alamos Shareholders in the manner set forth in the BCBCA;

(c)	the Alamos Arrangement Resolution must be approved by the Alamos Shareholders in the manner set forth in the Interim Order;

(d)	Alamos must be continued under the OBCA;

(e)	the Court must grant the Final Order approving the Arrangement;

(f)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(g)	the Articles of Arrangement in the form prescribed by the OBCA must be filed with the Director.

Subject to the foregoing, the Arrangement will become effective at 12:01 a.m. (Eastern time) on the date the Articles of Arrangement are filed with the Director, which is expected to occur in July, 2015. Upon issuance of the Final Order and on the second business day following satisfaction or waiver of the conditions precedent to the Arrangement Agreement, each of AuRico and Alamos shall file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to section 183(1) of the OBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality. The Arrangement will be binding on: (i) Alamos; (ii) AuRico; (iii) Amalco; (iv) AuRico Metals; (v) all holders of AuRico Shares, Alamos Shares, Amalco Shares, Class A Shares and/or AuRico Metals Shares; (vi) all holders of Alamos Warrants, Alamos RSUs, Alamos DSUs, Alamos Options, Alamos SARs, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options and any security into which they may be converted or exchanged or otherwise converted pursuant to the Plan of Arrangement; and (vii) the Depositary.

The Plan of Arrangement

Pursuant to the terms of the Plan of Arrangement, at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur two minutes apart and in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

(a)	The AuRico 2013 Rights Plan shall not apply to the Arrangement.

(b)	Alamos shall subscribe for a number of AuRico Shares to be agreed by AuRico and Alamos.

(c)	The Depositary shall release to AuRico the Escrowed Subscription Proceeds as payment in full by Alamos of the subscription price for the AuRico Shares referred to in item (b) above.

(d)	AuRico shall issue such AuRico Shares to Alamos pursuant to the share subscription referred to in item (b) above.

(e)

AuRico shall sell and transfer to AuRico Metals all of AuRico Metals’ right, title and interest in the AuRico Metals Property, AuRico Metals shall assume, and shall pay, discharge and perform, the AuRico Metals Liabilities and the Earn-In Covenants shall become effective, all in accordance with the terms of the AuRico Metals Contribution Agreement.

(f)

Each Alamos Share held by a Dissenting Alamos Shareholder shall, without any further action by or on behalf of such Dissenting Alamos Shareholder, be deemed to have been transferred and assigned to Alamos in consideration for a debt claim against Alamos determined in accordance with the Plan of Arrangement.

(g)	With respect to each Alamos Share transferred and assigned to Alamos in accordance with item (f):

(i)

the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and such Alamos Share shall be cancelled; and

(ii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to Alamos.

(h)

Each AuRico Share held by a Dissenting AuRico Shareholder shall, without any further action by or on behalf of such Dissenting AuRico Shareholder, be deemed to have been transferred and assigned to AuRico in consideration for a debt claim against AuRico determined in accordance with the Plan of Arrangement.

(i)	With respect to each AuRico Share transferred and assigned to AuRico in accordance with item (h):

(i)

the holder of such AuRico Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of AuRico in respect of the AuRico Shares, and such AuRico Share shall be cancelled; and

(ii)

the holder of such AuRico Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such AuRico Share to AuRico.

(j)

Each Alamos Share (excluding any Alamos Shares held by Dissenting Alamos Shareholders) shall, without further action by or on behalf of the holder thereof, be transferred and assigned to AuRico in exchange for (i) the issuance to the holder of that number of AuRico Shares determined by the Alamos Exchange Ratio and (ii) subject to rounding in accordance with the Plan of Arrangement, $0.0001.

(k)	With respect to each Alamos Share transferred and assigned to AuRico in accordance with item (j):

(i)

the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and the name of AuRico shall be added to the register maintained by or on behalf of Alamos in respect of the Alamos Shares as the holder of such of Alamos Share;

(ii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to AuRico; and

(iii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be added to the register maintained by or on behalf of AuRico in respect of the AuRico Shares as the holder of the AuRico Shares issued to such holder.

(l)

For purposes of the OBCA, the amount added to the stated capital in respect of the AuRico Shares issued to the holders of the Alamos Shares shall be equal to the fair market value of the Alamos Shares in consideration for which such AuRico Shares were issued less the aggregate amount of cash paid by AuRico pursuant to item (j).

(m)

Each Alamos Option outstanding immediately prior to the Effective Time shall be exchanged for an option (a “Replacement Option”) granted by AuRico to acquire that number of AuRico Shares equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to such Alamos Option, provided that the number of AuRico Shares issuable pursuant to such Replacement Option shall be rounded down to the nearest whole number of AuRico Shares. Such Replacement Option shall have an exercise price per AuRico Share equal to the exercise price per Alamos Share of such Alamos Option immediately prior to the Effective Time divided by the Alamos Exchange Ratio, provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the in the money amount of such Replacement Option does not exceed the in the money amount of such Alamos Option before the exchange. Except, as provided in this item (m), the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Replacement Option will be the same as the Alamos Option for which it is exchanged, and any document or agreement previously evidencing such Alamos Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(n)

Each Alamos SAR outstanding prior to the Effective Time shall be exchanged for an award (a “Replacement SAR”) granted by AuRico and the value of such Replacement SAR shall be equal to the value of such Alamos SAR immediately prior to the Effective Time and shall be determined with reference to AuRico Shares (or any shares for which such AuRico Shares are converted, including Amalco Shares) based on the Alamos Exchange Ratio. Except as provided in this item (n), the terms and conditions of the Replacement SARs will be the same as the Alamos SAR for which it is exchanged, any document or agreement previously evidencing an Alamos SAR shall thereafter evidence and be deemed to evidence such Replacement SAR and AuRico shall assume, and shall pay, discharge and perform the liabilities and obligations of Alamos under the Alamos SAR plan and amended by this item (n).

(o)	With respect to each Alamos Option and Alamos SAR exchanged in accordance with items (m) or (n), as applicable:

(i)

the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos Options and Alamos SARs shall be cancelled;

(ii)

the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Option or Alamos SAR with AuRico for the Replacement Option or Replacement SAR, respectively; and

(iii)

the name of the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall be added to the register maintained by or on behalf of AuRico in respect of the Replacement Options or Replacement SARs, respectively.

(p)

Alamos shall make a non-interest bearing loan payable on demand to AuRico in an amount to be determined by AuRico and Alamos, which will be held in escrow by the Depositary (the “AuRico Loan Proceeds”).

(q)	The Depositary shall release to AuRico the AuRico Loan Proceeds in satisfaction in full of the advance by Alamos of the loan to AuRico referred to in item (p).

(r)	The aggregate stated capital in respect of the Alamos Shares shall be reduced to C$1.00 without any repayment of capital in respect thereof.

(s)	AuRico and Alamos shall be amalgamated and continued as one corporation under the OBCA in accordance with the following:

(i)	Name. The name of Amalco shall be “Alamos Gold Inc.”;

(ii)	Registered Office. The registered office of Amalco shall be located at the same registered office as Alamos;

(iii)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(iv)	Share Provisions. Amalco is authorized to issue an unlimited number of Amalco Shares;

(v)	Directors.

(1)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of three and a maximum number of ten directors;

(2)	Initial Directors. The number of directors on the board of directors shall initially be set at ten and the initial directors shall include:

Alan Edwards (Non-Executive Chairman)	Mark Daniel
Patrick Downey	David Fleck
David Gower	John McCluskey
Paul Murphy	Scott Perry
Ronald Smith	Kenneth Stowe

The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in item (s)(v)(1) may be determined from time to time by resolution of the board of directors of Amalco. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors of Amalco;

(vi)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title
John McCluskey	President and Chief Executive Officer
Jamie Porter	Chief Financial Officer
Peter MacPhail	Chief Operating Officer
Charles Tarnocai	Vice President, Corporate Development
Andrew Cormier	Vice President, Construction and Development
Greg Fisher	Vice President, Finance
Christine Barwell	Vice President, Human Resources

and shall include the following individuals who shall be appointed to equivalent positions to their current positions with AuRico:

Name	Current Title
Chris Bostwick	Senior Vice President Technical Services
Luis Chavez	Senior Vice-President Mexico

Additional officers shall be appointed by the Chief Executive Officer of Amalco.

(vii)	By-laws. The by-laws of Amalco shall be as set forth in Appendix O to this Circular and all previous by-laws shall be repealed;

(viii)

Effect of Amalgamation. The provisions of subsections 179(a), (a.1), (b), (c), and (e) of the OBCA shall apply to the amalgamation with the result that without any further act, formality, transfer or other act:

(1)	Alamos and AuRico are amalgamated and continue as one corporation under the terms and conditions contained in the Plan of Arrangement;

(2)	Alamos and AuRico cease to exist as entities separate from Amalco;

(3)

Amalco possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the amalgamating corporations;

(4)	a conviction against, or ruling, order or judgment in favour or against an amalgamating corporation may be enforced by or against Amalco; and

(5)

Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an amalgamating corporation before the amalgamation has become effective;

(ix)

Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the OBCA shall be deemed to be the certificate of amalgamation of Amalco;

(x)

Conversion, Exchange or Cancellation of AuRico Shares, Alamos Shares, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options, Alamos Warrants, Alamos DSUs, Alamos RSUs, Replacement Options and Replacement SARs. On the amalgamation:

(1)

each AuRico Share (excluding any AuRico Shares held by Dissenting AuRico Shareholders and AuRico Shares held by Alamos) will be converted, without any act or formality on the part of the holder thereof, into one fully paid and non-assessable Amalco Share, and the name of the holder of such AuRico Share will be removed from the register of AuRico Shareholders and added to the register of holders of Amalco Shares;

(2)	each Alamos Share held by AuRico and each AuRico Share held by Alamos will be cancelled without any repayment of capital or other consideration in respect thereof;

(3)

each Alamos Warrant shall, without further action by or on behalf of the holder thereof be exchanged for a warrant (“Amalco Warrant”) issued by Amalco that entitles the holder thereof to acquire, upon due exercise, that number of Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to the Alamos Warrant immediately prior to the amalgamation pursuant to item (s), provided that the number of Amalco Shares issuable upon due exercise of such Amalco Warrant shall be rounded down to the nearest whole number of Amalco Shares. Such Amalco Warrant shall have an exercise price per Amalco Share equal to the exercise price per Alamos Share immediately prior to the Effective Time divided by the Alamos Exchange Ratio. Except as provided in this item (s)(x)(3), the term to expiry, exercise price, conditions to and manner of exercising, vesting schedule and all other terms and conditions of the Amalco Warrant shall be the same as the Alamos Warrant for which it is exchanged, and any document or agreement previously evidencing an Alamos Warrant shall thereafter evidence and be deemed to evidence such Amalco Warrant;

(4)

each Alamos RSU outstanding immediately prior to the Effective Time shall be exchanged for an award (an “Amalco RSU”) granted by Amalco having a value equal to the value of such Alamos RSU immediately prior to the Effective Time, and the value of such Amalco RSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in this item (s)(x)(4), the terms and conditions of such Amalco RSU will be the same as the Alamos RSU for which it is exchanged, and any document or agreement previously evidencing an Alamos RSU shall thereafter evidence and be deemed to evidence such Amalco RSU;

(5)

each Alamos DSU outstanding immediately prior to the Effective Time shall be exchanged for an award (an “Amalco DSU”) granted by Amalco, having a value equal to the value of such Alamos DSU immediately prior to the Effective Time, and the value of such Amalco DSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in item (s)(x)(5), the terms and conditions of such Amalco DSU will be the same as the Alamos DSU for which it is exchanged, and any document or agreement previously evidencing an Alamos DSU shall thereafter evidence and be deemed to evidence such Amalco DSU.

(6)

each AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option and Replacement SAR outstanding at the Effective Time shall be converted to a similar award (each a “Replacement Amalco Security”) issued by Amalco except that on exercise or redemption, as applicable, thereof Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) will be issued (to the extent such awards are not cash settled in accordance with their terms for cash consideration). Subject to the foregoing provisions and this Plan of Arrangement, the term to expiry, conditions to and manner of redemption or exercise, vesting schedule, and all other terms and conditions of such Replacement Amalco Security shall be the same as the AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, for which it was exchanged and any document or agreement previously evidencing or deemed to previously evidence under this Plan of Arrangement an AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security.

(xi)

Stated Capital. For the purposes of the OBCA, the aggregate stated capital attributable to the Amalco Shares shall be equal to the aggregate stated capital of the AuRico Shares and the Alamos Shares immediately prior to the amalgamation, less the amount of any stated capital attributable to the AuRico Shares or the Alamos Shares that are cancelled on the amalgamation pursuant to item (s)(x)(2).

(t)	With respect to each Alamos Warrant exchanged pursuant to item (s)(x)(3):

(i)

the holder of such Alamos Warrant immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Warrants, and the Alamos Warrant shall be cancelled;

(ii)

the holder of such Alamos Warrant immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Warrant with Amalco for the Amalco Warrant; and

(iii)

the holder of such Alamos Warrant immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect of the Amalco Warrants as the holder of the Amalco Warrants issued to such holder.

(u)	With respect to each Alamos RSU and Alamos DSU exchanged in accordance with items (s)(x)(4) or (s)(x)(5), as applicable:

(i)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos RSU or Alamos DSU, as applicable, shall be cancelled;

(ii)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos DSU or Alamos RSU, as applicable, with Amalco for the Amalco DSU or Amalco RSU, respectively; and

(iii)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect thereof as the holder of the Amalco RSU or Amalco DSU, as applicable.

(v)	Amalco’s authorized and issued share capital shall be reorganized as follows:

(i)	the articles of Amalco shall be amended to add a class of shares designated as “Class A Common Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(1)	Voting

Amalco Shareholders shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Class A Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Class A Shares who are entitled to vote separately as a class or series at such meeting.

(2)	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Class A Shares with respect to the payment of dividends, Amalco Shareholders shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

(3)	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, Amalco Shareholders shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with Amalco Shareholders, be entitled to receive the remaining property and assets of Amalco.

(ii)

each issued and outstanding Amalco Share shall be exchanged with Amalco (free and clear of all Liens) for that number of Class A Shares equal to the Class A Exchange Ratio and a Pro Rata Portion of an AuRico Metals Share and each such exchanged Amalco Share shall thereupon be cancelled;

(iii)

the articles of Amalco shall be amended to delete the Amalco Shares therefrom, such that following such deletion the authorized capital of Amalco shall consist of an unlimited number of Class A Shares;

(iv)

the stated capital account in respect of the Amalco Shares shall be reduced, in respect of the Amalco Shares exchanged pursuant to item (v)(ii), by an amount equal to the stated capital of such Amalco Shares immediately prior to the step in item (v), and there shall be added to the stated capital account in respect of the Class A Shares issued pursuant to item (v)(ii) the amount by which (A) the amount the stated capital account of the Amalco Shares is reduced pursuant to this item (v)(iv) exceeds (B) the fair market value of the AuRico Metals Shares transferred to former holders of Amalco Shares pursuant to item (v)(ii); and

(v)

each Replacement Amalco Security, Amalco DSU, Amalco RSU and Amalco Warrant shall be amended to (i) provide that on due exercise or redemption thereof Class A Shares will be issued (to the extent such securities are not redeemed for cash consideration) and (ii) reflect such other adjustments to such Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant as required by the terms thereof or as determined by the board of directors of Amalco to be necessary or desirable, in each case to reflect the reorganization of Amalco’s share capital pursuant to this item (v). Any document or agreement previously evidencing or deemed to previously evidence a Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant which is as a result of the foregoing exercisable or redeemable, as applicable, for Class A Shares (to the extent such securities are not redeemed in accordance with their terms for cash consideration).

(w)	To the extent any provision of the Plan of Arrangement is deemed to be inconsistent with applicable laws, the Plan of Arrangement will be automatically adjusted to remove such inconsistency.

Adjustment to Exchange Ratios

The Alamos Exchange Ratio and the Class A Exchange Ratio shall be adjusted in the circumstances and manner described in the Arrangement Agreement. See “Summary of Material Agreements – The Arrangement Agreement”.

Arrangement Consideration

All AuRico Shares, AuRico Metals Shares, Amalco Shares and Class A Shares issued pursuant to the Plan of Arrangement shall be fully paid and non-assessable and AuRico, AuRico Metals or Amalco, as applicable, shall be deemed to have received the full consideration therefor and if such consideration shall not be money, any such non-cash consideration shall have a value that is not less in value than the fair equivalent of the money that AuRico, AuRico Metals or Amalco, as applicable, would have received had the applicable shares been issued for money.

Procedure for Exchange of AuRico Shares and Alamos Shares

Enclosed with this Circular is the AuRico Letter of Transmittal printed on green paper which, when properly completed and duly executed and returned to the Depositary together with the certificate or certificates representing AuRico Shares and all other required documents, will enable each AuRico Shareholder to obtain the Class A Shares and AuRico Metals Shares to which such AuRico Shareholder is ultimately entitled under the Arrangement.

Enclosed with this Circular is the Alamos Letter of Transmittal printed on pink paper which, when properly completed and duly executed and returned to the Depositary together with the certificate or certificates representing Alamos Shares and all other required documents, will enable each Alamos Shareholder to obtain the Class A Shares, cash and AuRico Metals Shares to which such Alamos Shareholder is ultimately entitled under the Arrangement.

Each Letter of Transmittal sets out the details to be followed by each Registered AuRico Shareholder or Registered Alamos Shareholder, as applicable, for delivering the share certificate(s) held by such Registered Shareholder to the Depositary. In order to receive DRS Advices representing Class A Shares and AuRico Metals Shares and, if applicable, the cash consideration, which the Registered Shareholder is entitled to receive on the completion of the Arrangement, Registered Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the share certificate(s) representing the Registered Shareholder’s AuRico Shares or Alamos Shares, as applicable, and such other documents and instruments as AuRico, Alamos or the Depositary may reasonably require.

Provided that a Registered Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) representing such Registered Shareholder’s AuRico Shares or Alamos Shares, as applicable, to the Depositary, together with such other documents and instruments as AuRico, Alamos or the Depositary may reasonably require as set forth in the applicable Letter of Transmittal, the Depositary will cause the consideration, less any applicable tax withholdings for each AuRico Share or Alamos Share, as applicable, exchanged pursuant to the Arrangement, in the form of DRS Advices representing Class A Shares and AuRico Metals Shares and a cheque representing the cash consideration, if applicable, to be sent to such Registered Shareholder, as soon as practicable following the Effective Date. The consideration will be either: (a) issued and mailed in accordance with the instructions provided by the Registered Shareholder in its Letter of Transmittal; (b) held for pick-up at the offices of the Depositary if directed by the Registered Shareholder in its Letter of Transmittal; or (c) if no instructions are provided by the Registered Shareholder in the Letter of Transmittal, be issued in the name of the Registered Holder and mailed to the address of the Registered Holder as it appears in the register of shareholders of AuRico or Alamos.

Registered Shareholders who do not deposit with the Depositary a properly completed and executed Letter of Transmittal or do not surrender the share certificate(s) representing such Registered Shareholder’s AuRico Shares or Alamos Shares, as applicable, in accordance with the applicable Letter of Transmittal or do not otherwise comply with the requirements of the applicable Letter of Transmittal and the instructions therein will not be entitled to receive Class A Shares or AuRico Metals Shares or a cheque representing the cash consideration, if applicable, until the Registered Shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the certificate(s) representing the Registered Shareholder’s AuRico Shares or Amalco Shares, as applicable.

If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all deposited share certificate(s) to the Registered Shareholder as soon as possible. The AuRico Letter of Transmittal is also available on AuRico’s website at www.auricogold.com and on SEDAR at www.sedar.com. The Alamos Letter of Transmittal is also available on Alamos’ website at www.alamosgold.com and on SEDAR at www.sedar.com. Additional copies of the Letters of Transmittal will also be available by contacting AuRico’s and Alamos’ proxy solicitation agent, Kingsdale, toll free at 1-800-775-5159 or using the other contact details listed on the back page of this Circular.

Non-Registered Shareholders whose AuRico Shares or Alamos Shares, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their AuRico Shares or Alamos Shares, as applicable.

It is recommended that AuRico Shareholders complete, sign and return the AuRico Letter of Transmittal with the accompanying share certificate(s) representing their AuRico Shares to the Depositary as soon as possible, and that Alamos Shareholders complete, sign and return the Alamos Letter of Transmittal with the accompanying share certificate(s) representing their Alamos Shares to the Depositary as soon as possible.

Election by Eligible Alamos Shareholders

An Alamos Shareholder may, depending on the circumstances, obtain a full or partial tax-deferred “rollover” by making a joint election with AuRico in prescribed form pursuant to subsection 85(1) or, where such Alamos Shareholder is a partnership, subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial income tax legislation). Eligible Holders who qualify to make the joint tax election with AuRico and who wish to take advantage of such tax deferral treatment must submit a properly completed joint election form to the appointed representative, as directed by AuRico in accordance with the procedures set out in the tax instruction letter within the time periods outlined in the Circular. See “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Resident in Canada – Exchange of Alamos Shares for Cash and AuRico Shares”.

Fractional Shares

No fractional Class A Shares or AuRico Metals Shares shall be issued to any person pursuant to the Plan of Arrangement. The number of Class A Shares or AuRico Metals Shares, as applicable, to be issued to any person pursuant to the Plan of Arrangement shall be rounded to the nearest whole Class A Share or AuRico Metals Share, as applicable.

For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Class A Shares or AuRico Metals Shares, as applicable, to be issued will be rounded up to the nearest whole number and, where such fractional interest is less than 0.5, the number of Class A Shares or AuRico Metals Shares, as applicable, to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Class A Shares or AuRico Metals Shares, as applicable, registered in the name of or beneficially held by an Amalco Shareholder or AuRico Metals Shareholder, as applicable, or its nominee shall be aggregated.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding AuRico Shares or Alamos Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Class A Shares and/or AuRico Metals Shares, as applicable (and any dividends, distributions or cash with respect thereto pursuant to the Arrangement) to which the holder thereof is entitled to under the Arrangement deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Class A Shares and/or AuRico Metals Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and AuRico Metals, as applicable, and their respective transfer agents in such sum as Amalco and AuRico Metals may direct or otherwise indemnify Amalco and AuRico Metals in a manner satisfactory to Amalco against any claim that may be made against Amalco and AuRico Metals with respect to the certificate alleged to have been lost, stolen or destroyed.

Calculations

All amounts of cash consideration to be received under the Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.01%), as applicable. For greater certainty, if a registered holder will receive in the aggregate less than $0.01 in respect of all the Alamos Shares registered in such holders name, the cash consideration to be received by such holder will be rounded up to $0.01. All calculation and determinations by AuRico, Alamos, Amalco, AuRico Metals or the Depositary, as applicable, for the purposes of the Arrangement shall be conclusive, final and binding.

Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding AuRico Shares or Alamos Shares and not deposited with all other instruments required by the Arrangement on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Class A Shares, AuRico Metals Shares and cash, as applicable, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco or AuRico Metals, as applicable, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

Withholding Rights

AuRico, Alamos, Amalco, AuRico Metals and the Depositary shall be entitled to deduct or withhold from any dividend or amount otherwise payable to any Person contemplated under the Plan of Arrangement or the Arrangement Agreement such amounts as AuRico, Alamos, Amalco or the Depositary are required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Amalco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to the holder as is necessary to provide sufficient funds to Amalco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Amalco or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, AuRico, Alamos and Amalco, as applicable, shall not withhold shares where the Person to whom such shares would otherwise be delivered has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of AuRico, Alamos, and Amalco, as applicable.

Stock Exchange Listings

AuRico Shares

The AuRico Shares are listed on the TSX and the NYSE trading under the symbol “AUQ”.

Alamos Shares and Alamos Warrants

The Alamos Shares are listed on the TSX and the NYSE trading under the symbol “AGI” and the Alamos Warrants are listed and posted for trading on the TSX under the symbol “AGI.WT”.

Class A Shares and Amalco Warrants

It is a mutual condition precedent of AuRico and Alamos in the Arrangement Agreement that the Class A Shares to be issued pursuant to the Arrangement be conditionally approved for listing on the TSX and NYSE prior to completion of the Arrangement. AuRico and Alamos have received conditional approval of the TSX to list the Class A Shares on the TSX under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos will apply to the NYSE to list the Class A Shares on the NYSE under Alamos’ existing ticker symbol “AGI”. Such listings will be subject to Amalco fulfilling all of the minimum listing requirements of the TSX and NYSE. There can be no assurance that the TSX and/or NYSE will list the Class A Shares or de-list the AuRico Shares and the Alamos Shares. If listing approval is ultimately obtained prior to the Effective Time (and there can be no assurance that listing approval will be obtained by such time or at all), trading in the Class A Shares is expected to commence shortly following the Effective Date.

AuRico and Alamos have received conditional approval to list the Amalco Warrants on the TSX under the symbol “AGI.WT”. Such listing will be subject to Amalco fulfilling all of the minimum listing requirements of the TSX. There can be no assurance that the TSX will list the Amalco Warrants.

AuRico Metals Shares

It is a mutual condition precedent of AuRico and Alamos in the Arrangement Agreement that the AuRico Metals Shares to be issued pursuant to the Arrangement be conditionally approved for listing on the TSX or the TSX-V, as applicable, prior to completion of the Arrangement. AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”. Such listing will be subject to AuRico Metals fulfilling all of the minimum listing requirements of the TSX and obtaining conditional approval of the TSX. There can be no assurance that the TSX will list the AuRico Metals Shares. If listing approval is ultimately obtained prior to the Effective Time (and there can be no assurance that listing approval will be obtained by such time or at all), trading in the AuRico Metals Shares is expected to commence shortly following the Effective Date.

Regulatory Matters

Canadian Competition Act Approval

Part IX of the Competition Act requires that the Commissioner of Competition (the “Commissioner”) be notified of certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to such transaction.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to section 114 of the Competition Act to the Commissioner and the applicable waiting period has expired, been terminated or the obligation to notify has been waived by the Commissioner pursuant to section 123(2) of the Competition Act. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information to the Commissioner, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under section 92 of the Competition Act.

Alternatively, or in addition to filing a pre-merger notification, an ARC may be requested. An ARC may be issued by the Commissioner where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act to challenge a Notifiable Transaction. If the Commissioner issues an ARC in respect of a Notifiable Transaction, that transaction is exempt from the pre-merger notification requirement. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Accordingly, ARC’s are generally issued in respect of transactions that raise minimal substantive competition law issues. Where an ARC is requested but the Commissioner declines to issue an ARC, the Commissioner may instead issue a “No Action Letter” letter indicating that he does not at that time intend to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transaction, while preserving during the one year period following completion of the transaction his authority to so initiate proceedings should circumstances change. Where a No Action Letter is issued in circumstances where a pre-merger notification filing has not also been made, the Commissioner will typically waive the obligation to comply with the statutory waiting period in conjunction with issuing the “no action” letter.

The transactions involving AuRico and Alamos pursuant to the Arrangement constitute a Notifiable Transaction. Accordingly, on May 1, 2015, AuRico and Alamos submitted a request to the Commissioner seeking to obtain an ARC or, if an ARC is not available, a No Action Letter and a waiver of the pre-merger notification obligation, in respect of the transactions contemplated under the Arrangement.

On May 15, 2015, the Commissioner issued an ARC in respect of the transactions contemplated under the Arrangement, satisfying the Competition Act Approval condition in the Arrangement Agreement.

Mexican Regulatory Approval

Article 86 of the Federal Economic Competition Law (Mexico) (Ley Federal de Competencia Económica) requires the parties to a transaction to submit a pre-merger filing to the Comision Federal de Competencia Económica (Mexico) (“Cofece”). There can be no assurance that a clearance decision will be issued by Cofece, or that Cofece will permit the review period to expire.

If the transaction exceeds any of the thresholds set out therein (a “Mexican Notifiable Transaction”). The parties to a Mexican Notifiable Transaction cannot complete the transaction until a clearance decision is issued by Cofece or until the relevant review period expires.

After the initial filing, Cofece has 60 business days to issue a decision on the Mexican Notifiable Transaction. The 60 business day review period may recommence if the Cofece issues: (i) a request for “basic information” within 10 business days as of the date of filing; and/or (ii) a request for “additional information” within 15 business days as of the date of filing (if no “basic information” is requested). The 60 business day review period recommences as of the date on which the parties to the transaction submitted the information requested by Cofece. If Cofece does not respond within the 60 business day review period, the Mexican Notifiable Transaction is deemed to be approved.

The Arrangement constitutes a Mexican Notifiable Transaction. Accordingly, on May 15, 2015, AuRico and Alamos submitted a pre-merger filing to Cofece in respect of the Arrangement.

Approvals

AuRico Shareholder Approval

In order to become effective, the AuRico Arrangement Resolution will require: (i) the affirmative vote of at least 66 2/3% of the votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by AuRico Shareholders voting together as a single class, who vote in person or by proxy at the AuRico Meeting, after excluding the AuRico Excluded Votes. See “The AuRico Meeting – Business of the AuRico Meeting”.

As disclosed herein, there are certain agreements, commitments or understandings made or proposed to be made between AuRico and certain of its directors and senior officers pursuant to which such individuals may receive certain deal and retention bonuses or payments or other benefits by way of compensation for loss of office or for remaining in office with either Amalco or AuRico Metals upon completion of the Arrangement. See “Interest Of Certain Persons In Matters To Be Acted Upon – AuRico Collateral Benefits”.

AuRico is a reporting issuer in Ontario and other provinces and territories of Canada and is subject to MI 61-101. MI 61-101 regulates insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors. The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. However, pursuant to MI 61-101, votes attached to AuRico Shares held by related parties (being the directors and senior officers of AuRico) who receive a “collateral benefit” (as defined in MI 61-101) may not be included by AuRico as votes in favour of the Arrangement in determining whether minority approval has been obtained. As AuRico has yet to determine which current directors and senior officers of AuRico are entitled to a “collateral benefit”, AuRico will treat all AuRico Shares held, directly or indirectly, by directors and senior officers of AuRico and its affiliates, as AuRico Excluded Votes. As of May 22, 2015, the directors and senior officers of AuRico held, directly or indirectly, as a group, 788,104 AuRico Shares representing 0.28% of the AuRico Shares on a non-diluted basis, broken down as follows:

Name	Title	AuRico Shares Held
Alan R. Edwards	Director	95,728
Richard M. Colterjohn	Director	158,052
Mark J. Daniel	Director	18,055
Patrick D. Downey	Director	19,895
Scott G. Perry	Director and President and Chief Executive Officer	165,507
Ronald E. Smith	Director	16,013
Joseph G. Spiteri	Director	18,368
Janice A. Stairs	Director	1,688
Robert Chausse	Executive Vice President and Chief Financial Officer	80,907
Peter MacPhail	Executive Vice President and Chief Operating Officer	77,047
Chris Bostwick	Senior Vice President, Technical Services	56,323
Luis Chavez	Senior Vice President, Mexico	80,521

AuRico Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. In order for the AuRico Metals Incentive Plan Resolution to become effective (i) the AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting and (ii) the Arrangement must become effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution or the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Alamos Shareholder Approval

In order to become effective, the Alamos Continuance Resolution will require the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting. In order to become effective, the Alamos Arrangement Resolution will require: (i) the affirmative vote of at least 66[X]% of the votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders voting together as a single class, who vote in person or by proxy at the Alamos Meeting, after excluding the Alamos Excluded Votes. See “The Alamos Meeting – Business of the Alamos Meeting”.

As disclosed herein, there are certain agreements, commitments or understandings made or proposed to be made between Alamos and certain of its directors and senior officers pursuant to which such individuals may receive certain deal and retention bonuses or payments or other benefits by way of compensation for loss of office or for remaining in office upon completion of the Arrangement. See “Interest Of Certain Persons In Matters To Be Acted Upon – Alamos Collateral Benefits”.

Alamos is a reporting issuer in Ontario and other provinces and territories of Canada and is subject to MI 61-101. MI 61-101 regulates insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors. The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. However, pursuant to MI 61-101, votes attached to Alamos Shares held by related parties (being the directors and senior officers of Alamos) who receive a “collateral benefit” (as defined in MI 61-101) may not be included by Alamos as votes in favour of the Arrangement in determining whether minority approval has been obtained. As Alamos has yet to determine which current directors and senior officers of Alamos are entitled to a “collateral benefit”, Alamos will treat all Alamos Shares held, directly or indirectly, by directors and senior officers of Alamos and its affiliates, as Alamos Excluded Votes. As of May 22, 2015, the directors and senior officers of Alamos held, directly or indirectly, as a group, 632,652 Alamos Shares representing 0.5% of the Alamos Shares on a non-diluted basis broken down as follows:

Name	Title	Alamos Shares Held
Anthony Garson	Director	3,000
David Gower	Director	15,000
John A. McCluskey	Director and President and Chief Executive Officer	576,971
Paul J. Murphy	Director	4,500
Kenneth G. Stowe	Director	3,000
James Porter	Chief Financial Officer	15,718
Manley Guarducci	Vice President and Chief Operating Officer	1,119
Andrew Cormier	Vice President, Construction and Development	7,923
Greg Fisher	Vice President, Finance	2,236
Christine Barwell	Vice President, Human Resources	3,185

Alamos Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. In order for the Alamos AuRico Metals Incentive Plan Resolution to become effective (i) the Alamos AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting and (ii) the Arrangement must become effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Court Approvals

The OBCA requires that AuRico and Alamos obtain the approval of the Court in respect of the Arrangement. On May 22, 2015, the Court granted the Interim Order which provides for the calling and holding of the AuRico Meeting and the Alamos Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix D to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 330 University Avenue, Toronto, Ontario on June 26, 2015 at 10:00 a.m. (Eastern time), or as soon thereafter as counsel may be heard, subject to the terms of the Arrangement Agreement, the approval of the AuRico Arrangement Resolution at the AuRico Meeting and the approval of the Alamos Arrangement Resolution and the Alamos Continuance Resolution at the Alamos Meeting.

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the parties intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuances of securities pursuant to the Arrangement to holders of 3(a)(10) Securities provided by section 3(a)(10) thereof on the basis of the Final Order. Under the terms of the Interim Order, each holder of 3(a)(10) Securities will have the right to appear and make submissions at the application for the Final Order subject to such party filing with the Court and serving upon AuRico and/or Alamos, by service upon counsel to AuRico, Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario, M5H 2T6, attention Sam Rickett and counsel to Alamos, Torys LLP, 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, Ontario, M5K 1N2, attention Linda Plumpton, a notice of appearance in the form required by the Court’s rules, and any additional affidavits or other materials on which a party intends to rely, as soon as reasonably practicable, and, in any event, no less than five days before the hearing of the application. There can be no assurance that the Court will approve the Arrangement.

Dissent Rights

The following description of the Dissent Rights to which shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix E, the full text of the Interim Order, which is attached to this Circular as Appendix D, in respect of AuRico Shareholders, the full text of section 185 of the OBCA, which is attached to this Circular as Appendix M and, in respect of Alamos Shareholders, the full text of sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix N. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of the OBCA or the BCBCA, as applicable, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with the provisions of the applicable sections, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Rights of Dissent for AuRico Shareholders

A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, Dissenting AuRico Shareholders are entitled, in addition to any other right such Dissenting AuRico Shareholder may have, to dissent and to be paid by AuRico the fair value of the AuRico Shares.

A Dissenting AuRico Shareholder may dissent in respect of the Arrangement in accordance with section 185 of the OBCA, as modified by the Interim Order, only with respect to all of the AuRico Shares held by such Dissenting AuRico Shareholder, or on behalf of any one beneficial owner and registered in the Dissenting AuRico Shareholder’s name.

Only Registered AuRico Shareholders may dissent. Persons who are beneficial owners of AuRico Shares, registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner is entitled to dissent. A registered holder, such as a broker, who holds AuRico Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the AuRico Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of AuRico Shares covered by it.

A Registered AuRico Shareholder wishing to exercise Dissent Rights with respect to such holder’s AuRico Shares shall not vote such AuRico Shares at the AuRico Meeting, either by the submission of a proxy or by personally voting, for the AuRico Arrangement Resolution.

Registered AuRico Shareholders may exercise rights of dissent with respect to such AuRico Shares pursuant to and in the manner set forth in section 185 of the OBCA and as set forth in the Arrangement Agreement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the AuRico Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by AuRico not later than 5:00 p.m. (Eastern time) on the business day immediately preceding the AuRico Meeting. Registered AuRico Shareholders who duly exercise such rights of dissent and who:

i.

are ultimately entitled to be paid fair value for their AuRico Shares shall be entitled to be paid by AuRico such fair value and will not be entitled to any other payment or consideration, including any Amalco Shares, Class A Shares, or AuRico Metals Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of AuRico Shares; or

ii.

are ultimately not entitled, for any reason, to be paid fair value for their AuRico Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of AuRico Shares.

In no case shall AuRico or Amalco or any other Person be required to recognize such holders as AuRico Shareholders after the Effective Time, and the names of such AuRico Shareholders shall be deleted from the registers of AuRico Shareholders at the Effective Time.

No AuRico Shareholder who has voted for the AuRico Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting AuRico Shareholder who seeks payment of the fair value of their AuRico Shares. Section 185 of the OBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting AuRico Shareholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of such sections, the full text of which is set out in Appendix M to this Circular, and consult their own legal advisor.

Under the Arrangement Agreement, it is a mutual condition precedent to the completion of the Arrangement that holders of such number of AuRico Shares and Alamos Shares that, in the aggregate, would constitute not greater than 5% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are no AuRico Shareholders or Alamos Shareholders who have exercised rights of dissent) shall have validly exercised rights of dissent in respect of the Arrangement or the Alamos Continuance that have not been withdrawn as of the Effective Date. See “Summary of Material Agreements – The Arrangement Agreement – Conditions Precedent to the Arrangement”. Also, see Appendix D for a copy of the Interim Order and Appendix M for the provisions of section 185 of the OBCA.

Rights of Dissent for Alamos Shareholders

A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the BCBCA, Dissenting Alamos Shareholders are entitled, in addition to any other right such Dissenting Alamos Shareholder may have, to dissent and to be paid by Alamos the fair value of the Alamos Shares.

A Dissenting Alamos Shareholder may dissent in respect of the Alamos Continuance or the Arrangement in accordance with sections 237 to 247 of the BCBCA, only with respect to all of the Alamos Shares held by such Dissenting Alamos Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Alamos Shareholder’s name.

Only Registered Alamos Shareholders may dissent. Persons who are beneficial owners of Alamos Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner is entitled to dissent. A registered holder, such as a broker, who holds Alamos Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Alamos Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Alamos Shares covered by it.

A Registered Alamos Shareholder wishing to exercise Dissent Rights in respect of the Alamos Continuance or the Arrangement with respect to such holder’s Alamos Shares shall not vote such Alamos Shares at the Alamos Meeting, either by the submission of a proxy or by personally voting, for the Alamos Continuance Resolution or the Alamos Arrangement Resolution, as applicable.

Registered Alamos Shareholders may exercise rights of dissent with respect to such Alamos Shares pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA and as set forth in the Plan of Arrangement. Registered Alamos Shareholders who duly exercise such rights of dissent and who:

i.

are ultimately entitled to be paid fair value for their Alamos Shares shall be entitled to be paid by Alamos such fair value and will not be entitled to any other payment or consideration, including any Amalco Shares, Class A Shares, cash, or Alamos Metals Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of Alamos Shares; or

ii.

are ultimately not entitled, for any reason, to be paid fair value for their Alamos Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alamos Shares, but in no case shall Alamos, Amalco or any other Person be required to recognize such holders as Alamos Shareholders after the Effective Time, and the names of such Alamos Shareholders shall be deleted from the registers of Alamos Shareholders at the Effective Time.

No Alamos Shareholder who has voted for the Alamos Continuance Resolution shall be entitled to dissent with the respect to the Alamos Continuance and no Alamos Shareholder who has voted for the Alamos Arrangement Resolution shall be entitled to dissent in respect of the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Alamos Shareholder who seeks payment of the fair value of their Alamos Shares. Sections 237 to 247 of the BCBCA require strict adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Alamos Shareholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of such sections, the full text of which is set out in Appendix N to this Circular, and consult their own legal advisor.

Under the Arrangement Agreement, it is a mutual condition precedent that holders of such number of AuRico Shares and Alamos Shares that, in the aggregate, would constitute not greater than 5% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are not AuRico Shareholders or Alamos Shareholders who have exercised rights of dissent) shall have validly exercised rights of dissent in respect of the Arrangement or the Alamos Continuance that have not been withdrawn as of the Effective Date. See “Summary of Material Agreements – The Arrangement Agreement – Conditions Precedent to the Arrangement”. Also, see Appendix D for a copy of the Interim Order and Appendix N for the provisions of section 237 to 247 of the BCBCA.

Issuance and Resale of Class A Shares and AuRico Metals Shares

Canada

The distribution of the Class A Shares and AuRico Metals Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities legislation. The Class A Shares and AuRico Metals Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities; (ii) no unusual effort is made to prepare the market or to create a demand for Class A Shares or AuRico Metals Shares; (iii) no extraordinary commission or consideration is paid to a person in respect of such sale; and (iv) if the selling securityholder is an insider or officer of Amalco or AuRico Metals, the selling securityholder has no reasonable grounds to believe that Amalco or AuRico Metals, as the case may be, is in default of applicable Canadian securities laws.

Each Amalco Shareholder and AuRico Metals Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Class A Shares and AuRico Metals Shares.

United States

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Shareholders in the United States (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of 3(a)(10) Securities distributed to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Shareholders is disclosed under the heading “Notice to Securityholders in the United States”.

The following discussion does not address the Canadian securities laws that will apply to the distribution of the 3(a)(10) Securities or the resale of the 3(a)(10) Securities by U.S. Shareholders within Canada. U.S. Shareholders reselling their 3(a)(10) Securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

The 3(a)(10) Securities to be issued pursuant to the Arrangement have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction. 3(a)(10) Securities to be issued in the Arrangement will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act, based on the approval of the Arrangement by the Court.

Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the 3(a)(10) Securities issuable under the Arrangement will not require registration under the U.S. Securities Act, pursuant to section 3(a)(10) thereof. Therefore, if the Court approves the Arrangement, its approval will constitute the basis for the 3(a)(10) Securities to be issued without registration under the U.S. Securities Act. In addition, the 3(a)(10) Securities to be issued pursuant to the Arrangement will be issued only to the extent that corresponding exemptions from the registration or qualification requirements of state “blue sky” securities laws are available.

Persons who are not “affiliates” of AuRico Metals or Amalco after the Arrangement and have not been “affiliates” of AuRico or Alamos in the 90-day period prior to the Arrangement may resell the 3(a)(10) Securities that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

3(a)(10) Securities received by a holder who will be an “affiliate” of AuRico Metals or Amalco after the Arrangement, or was an “affiliate” of AuRico or Alamos within 90 days prior to the Arrangement, may be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such persons may not be able to sell the 3(a)(10) Securities that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rule 903 of Regulation S of the U.S. Securities Act.

Affiliates - Rule 144. In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of AuRico Metals or Amalco after the Arrangement or were affiliates of AuRico or Alamos within 90 days prior to the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the 3(a)(10) Securities that they receive in connection with the Arrangement, provided that the number of such 3(a)(10) Securities sold, as the case may be, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States national securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about AuRico Metals or Amalco, as applicable. Persons who are affiliates of AuRico Metals or Amalco after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of AuRico Metals or Amalco, as applicable.

Directors and Officers - Regulation S. In general, under Regulation S of the U.S. Securities Act, persons who are affiliates of AuRico Metals or Amalco solely by virtue of their status as an officer or director of AuRico Metals or Amalco may sell 3(a)(10) Securities outside the United States in an “offshore transaction” (as such term is defined in Regulation S of the U.S. Securities Act, which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S of the U.S. Securities Act, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of the 3(a)(10) Securities who is an affiliate of AuRico Metals or Amalco after the Arrangement other than by virtue of his or her status as an officer or director of Amalco.

After completion of the Arrangement, the Replacement Amalco Securities, Amalco Warrants, Amalco DSUs, and Amalco RSUs may not be exercised within the United States or by a U.S. Person unless the Class A Shares issuable pursuant to such securities are registered under the U.S. Securities Act or an exemption from such registration requirements is available.

SUMMARY OF MATERIAL AGREEMENTS

The Arrangement Agreement

This section of the Circular describes the material provisions of the Arrangement Agreement, but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to a particular AuRico Shareholder or Alamos Shareholder. This summary is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is available on SEDAR at www.sedar.com. AuRico and Alamos encourage their respective shareholders to read the Arrangement Agreement, the Plan of Arrangement, the AuRico Lock-Up Agreements and the Alamos Lock-Up Agreements in their entirety.

Representations and Warranties

The Arrangement Agreement contains a number of customary and mutual representations and warranties of AuRico and Alamos relating to: (i) organization; (ii) capitalization; (iii) authority; (iv) directors’ approvals; (v) Alamos subsidiaries; (vi) defaults under any material contracts or organizational documents; (vii) company authorizations; (viii) absence of changes; (ix) material contracts; (x) employment agreements; (xi) financial matters; (xii) books and records; (xiii) litigation; (xiv) interest in properties and mineral rights; (xv) mineral reserves and resources; (xvi) marketing of production; (xvii) off balance sheet transactions; (xviii) title and rights to assets other than properties or mineral rights; (xix) intellectual property; (xx) operational matters; (xxi) insurance; (xxii) environmental; (xxiii) Ejido affairs; (xxiv) tax matters; (xxv) non-arm’s length transactions; (xxvi) pension and employee benefits; (xxvii) reporting status; (xxviii) cease trade orders; (xxix) securities law filings; (xxx) compliance with Sarbanes-Oxley Act of 2002; (xxxi) compliance with laws; (xxxii) options on assets; (xxxiii) absence of certain types of contracts; (xxxiv) broker’s commissions; (xxxv) expropriation; (xxxvi) compliance with corrupt practices legislation; (xxxvii) unanimous board approval; (xxxviii) required shareholder vote; (xxxix) information contained or incorporated by reference into respective circulars; (xxxx) U.S. securities law matters; (xxxxi) confidentiality agreements; and (xxxxii) commodity linked agreements.

The Arrangement Agreement also contains additional representations and warranties of AuRico relating to ownership of Alamos Shares and additional representations and warranties of Alamos relating to ownership of AuRico Shares.

Covenants

Covenants Regarding the Conduct of Business

Each of AuRico and Alamos have agreed to conduct their business only in, and not take any action except in, the ordinary course of business and consistent with past practice. They have also agreed to certain restrictions regarding the conduct of their business, subject to certain exceptions. Such restrictions include: (i) issuing, selling, granting, pledging, leasing, disposing of or encumbering any securities of AuRico or Alamos (including securities of any AuRico Subsidiaries or Alamos Subsidiaries), subject to certain exceptions; (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments, selling, leasing, encumbering or otherwise disposing of any property or assets (including property or assets of subsidiaries);

(iii) amending or proposing to amend articles, by-laws, other constating documents or the terms of any securities; (iv) reducing stated capital, or splitting, combining or reclassifying securities (including those of subsidiaries) or paying any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares or the shares of subsidiaries (other than quarterly cash dividends in respect of the AuRico Shares or semi-annual cash dividends in respect of the Alamos Shares not exceeding the cash dividends paid in the ordinary course or business); (v) redeeming, purchasing or offering to purchase any of their shares (or shares of subsidiaries) and, other than pursuant to stock option plans, incentive plans, any other security or rights under existing contracts, agreements or commitments; (vi) taking any action that would result in any amendment, modification or change of any term of any Financial Indebtedness (directly or through a subsidiary); (vii) not adopting (or permitting any subsidiary to adopt) any resolutions or entering into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction, or adopting any plan of liquidation; (viii) acquiring (directly or through a subsidiary) any corporation, partnership (or other Person or material interest therein) or division of any corporation or other Person; (ix) satisfying or settling any claim, dispute, liability or obligation that is not in the ordinary course of business except for any liability or obligation between AuRico or Alamos, and any of the AuRico Subsidiaries or Alamos Subsidiaries; (x) relinquishing any contractual rights that are, individually or in the aggregate, in an amount in excess of $5,000,000; (xi) entering into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (xii) entering into or renewing leases, licenses or other binding obligations with certain itemized restrictions; (xiii) entering into or renewing any agreement, contract, lease, licence or other binding obligation that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $10,000,000; (xiv) acquiring any material assets; (xv) incurring indebtedness for borrowed money or any other material Liability or obligation or issuing any debt securities or assuming, guarantying, endorsing or otherwise as an accommodation becoming responsible for, the obligations of any other individual or Person, or making any loans or advances, except inter-company guarantees and inter-company loans and advances; (xvi) authorizing, recommending or proposing any release or relinquishment of any material contractual right; (xvii) waiving, releasing, granting or transferring any material rights of value or modifying or changing in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights, claims or document; (xviii) entering into or terminating any hedges, swaps or other similar financial instruments or transactions, except for settlement of existing contracts; (xix) entering into any financial agreements with its directors or officers or their respective affiliates; (xx) initiating any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated under the Arrangement Agreement or regarding the status of their material real property or mineral rights without the prior consent of the other party, such consent not to be unreasonably withheld); (xxi) entering into or causing any subsidiary to enter into new material commitments of a capital expenditure nature or incurring any new material contingent liabilities, subject to certain exceptions; (xxii) creating any new obligations or liabilities or modifying or in any manner amending any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for ordinary course salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course; (xxiii) adopting or amending or making any material contribution to their respective benefit plans or stock option plans or any other bonus, profit sharing, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable laws or the terms of such plans, programs, arrangements or agreements where the failure to do so would result in a breach of such plans, programs, arrangements or agreements; (xxiv) taking actions or failing to take any action that could reasonably be expected to be prejudicial to Amalco or AuRico Metals’ interests following the completion of the Arrangement; (xxv) except as required by IFRS, or any other generally accepted accounting principle to which they or their subsidiaries may be subject, or any applicable laws, making any changes to their or their subsidiaries’ existing accounting policies or making any material tax election inconsistent with past practice, except as contemplated by the Arrangement Agreement; (xxvi) (a) transferring, selling, assigning, gifting or disposing of all or any portion of any of any assets, properties or rights of AuRico or any of the AuRico Subsidiaries or any interest therein to AuRico Metals, or (b) granting to AuRico Metals any right, option or privilege to acquire all or any portion of any of the assets, properties or rights of AuRico or any of the AuRico Subsidiaries or any interest therein, in each case other than the AuRico Metals Property in accordance with the Arrangement Agreement; (xxvii) entering into or modifying employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase or certain other benefits to any officer, director, employee or consultant (including those of subsidiaries), except as expressly permitted by the Arrangement Agreement; and (xxviii) cancelling insurance.

Covenants Regarding AuRico Metals

AuRico has agreed that it shall cause AuRico Metals to perform all obligations or provisions required or desirable to be performed by AuRico Metals prior to the Effective Date under the Arrangement Agreement, co-operate with AuRico and Alamos in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, AuRico shall, and shall cause AuRico Metals to:

i.

apply for and use commercially reasonable efforts to obtain all consents and approvals required from any Governmental Entity or any other Person in order to consummate the Spin-off Transaction pursuant to the Plan of Arrangement and, in doing so, keep AuRico and Alamos reasonably informed as to the status of the proceedings related to obtaining such consents and approvals, including providing AuRico and Alamos with copies of all related applications and notifications, in draft form (except where such material is confidential, in which case it will be provided (subject to applicable laws) to Alamos’ outside counsel on an “external counsel” basis) in order for Alamos to provide its comments thereon, which shall be given due and reasonable consideration;

ii.

use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the AuRico Metals Shares to be issued pursuant to the Plan of Arrangement and, in that regard, use its commercially reasonable efforts to comply, or assist AuRico and Alamos in complying, with section 368 of the U.S. Tax Code and the treasury regulations promulgated thereunder;

iii.

use commercially reasonable efforts, acting reasonably and in good faith, to negotiate and document final versions of all agreements, certificates or instruments contemplated by the Arrangement Agreement on the terms and conditions set forth in the Arrangement Agreement;

iv.

(a) use commercially reasonable efforts to procure that, at the time of issuance of AuRico Metals Shares in accordance with the terms of the Plan of Arrangement, AuRico Metals and the AuRico Metals Shares will satisfy the listing requirements of the TSX or the TSX-V, as applicable, and (b) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX or the TSX-V, as applicable, of the AuRico Metals Shares that are issued in accordance with the terms of the Plan of Arrangement.

Spin-off Transaction

The Spin-off Transaction will be completed pursuant to and in accordance with the AuRico Metals Contribution Agreement and the Arrangement, and in connection therewith, (i) AuRico will transfer, assign and convey to AuRico Metals all of the right, title and interest of AuRico in and to the AuRico Metals Property for the consideration specified in the Plan of Arrangement, which shall include AuRico Metals Shares (which AuRico Metals Shares will subsequently be distributed to holders of Amalco Shares in accordance with the terms of the Plan of Arrangement) and (ii) AuRico Metals will assume the AuRico Metals Liabilities. It is the intention of AuRico and Alamos that the transfer of the AuRico Metals Property will be structured with a view to minimizing the tax consequences on AuRico and Alamos and their respective securityholders. The transfer of the AuRico Metals Property to AuRico Metals will happen at fair market value and may not be eligible for tax deferred treatment and the distribution of the AuRico Metals Shares to holders of Amalco Shares shall, to the extent possible, be treated as a capital repayment that is not treated as a dividend under the Tax Act.

AuRico has caused AuRico Metals to be formed under the OBCA in accordance with the OBCA and all other applicable laws. Prior to the completion of the Arrangement, AuRico shall not cause or permit AuRico Metals to carry on any business, except as expressly required pursuant to the terms of the Arrangement Agreement.

In addition, pursuant to the AuRico Metals Contribution Agreement, AuRico and Alamos will agree to an allocation of the consideration for the AuRico Metals Property amongst the AuRico Metals Property for tax purposes and will agree to file all tax returns in a manner consistent with that allocation. Each of Fosterville, Leviathan and Stawell has a right of first refusal and a right of first offer if the Fosterville Royalty, Leviathan Royalty or Stawell Royalty, as applicable, is transferred or assigned to a Person that is not an affiliate of AuRico. Fosterville, Leviathan and Stawell have notified AuRico that they believe the transfer or assignment to AuRico Metals of the Fosterville Royalty, the Leviathan Royalty and the Stawell Royalty, as applicable, trigger such rights of first refusal or rights of first offer. It is the view of AuRico that the transactions contemplated by the Arrangement constitute a transfer to an affiliate of AuRico and accordingly no right of first refusal or right of first offer is applicable. However, should AuRico’s view not prevail and if: (i) Fosterville exercises its right of first refusal or right of first offer to acquire the Fosterville Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; (ii) Leviathan exercises its right of first refusal or right of first offer to acquire the Leviathan Royalty, then the “Leviathan Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; or (iii) Stawell exercises its right of first refusal or right of first offer to acquire the Stawell Royalty, then the “Stawell Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition. See “Summary of Material Agreements – AuRico Metals Contribution Agreement”.

AuRico Metals Employees

AuRico has agreed to use commercially reasonable efforts to cause the employees listed in Schedule “M” to the Arrangement Agreement to accept, effective immediately prior to the Effective Time and contingent on the completion of the Arrangement, offers of employment with AuRico Metals on the proposed terms set forth in the AuRico Disclosure Letter.

AuRico 2013 Rights Plan

Subject to applicable laws, AuRico shall take all necessary action prior to the Effective Date to (a) render the AuRico 2013 Rights Plan inapplicable to the Arrangement and the other transactions contemplated by the Arrangement Agreement (including for greater certainty, the Private Placement) and (b) ensure that the application of any of the relevant provisions of the AuRico 2013 Rights Plan to the Arrangement or any of the transactions contemplated by the Arrangement Agreement shall be waived or the rights thereunder shall be redeemed or terminated immediately prior to the Effective Date.

Adjustments Regarding Distributions

If, at any time at or before the Effective Time, (i) the number of issued and outstanding AuRico Shares increases or decreases or would decrease at the Effective Time as a result of the exercise of Dissent Rights by AuRico Shareholders, or (ii) the number of issued and outstanding Alamos Shares increases or decreases or would decrease at the Effective Time as a result of the exercise of Dissent Rights by Alamos Shareholders, then (y) the Alamos Exchange Ratio shall be adjusted as agreed to by AuRico and Alamos, each acting reasonably, such that, at the Effective Time, former AuRico Shareholders in their capacity as such shall own not less than 50.01% of the Amalco Shares, and former Alamos Shareholders in their capacity as such shall own not more than 49.99% of the Amalco Shares, and (z) the Class A Exchange Ratio shall be adjusted as agreed to by AuRico and Alamos, each acting reasonably, such that, at the Effective Time, former AuRico Shareholders in their capacity as such shall own not less than 50.01% of the AuRico Metals Shares held by shareholders other than Amalco, and former Alamos Shareholders in their capacity as such shall own not more than 49.99% of the AuRico Metals Shares held by shareholders other than Amalco.

Private Placement

Pursuant to the Arrangement Agreement, Alamos subscribed for approximately 27.9 million AuRico Shares on a private placement basis, representing approximately 9.9% of AuRico’s outstanding common shares after giving effect to the Private Placement. Completion of the Private Placement was subject to the satisfaction of certain regulatory requirements but was not contingent on completion of the Arrangement. The Private Placement closed on April 20, 2015. The AuRico Shares were acquired at a price of $2.99 per share, equal to the closing price of the AuRico Shares closing price on the NYSE on April 10, 2015, for total gross proceeds to AuRico of approximately $83.3 million.

Indemnification

AuRico and Alamos have agreed that all rights to indemnification or exculpation and any directors’ and officers’ insurance existing in favour of current and former directors or officers of AuRico, the AuRico Subsidiaries, Alamos and the Alamos Subsidiaries as provided in the articles and by-laws of each entity, or in any agreement, shall survive the completion of the Arrangement and continue in full force and effect for a period of not less than six years from the Effective Date.

AuRico and Alamos shall act as agent and trustee of the benefits of the rights of indemnification for such directors and officers shall survive the execution and delivery of the Arrangement Agreement and the completion of the Arrangement and shall be enforceable against Amalco and its Subsidiaries by current and former directors and officers of AuRico, the AuRico Subsidiaries, Alamos and the Alamos Subsidiaries.

Conditions

Mutual Conditions

The respective obligations of Alamos and AuRico to complete the Arrangement are subject to fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:

•

the Interim Order shall have been granted in form and substance satisfactory to the Alamos and AuRico, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos or AuRico, each acting reasonably, on appeal or otherwise;

•	the AuRico Arrangement Resolution shall have been passed by the AuRico Shareholders in accordance with the Interim Order;

•	the Alamos Arrangement Resolution shall have been passed by the Alamos Shareholders in accordance with the Interim Order;

•	the Alamos Continuance Resolution shall have been passed by the Alamos Shareholders in accordance with applicable laws and the Alamos Continuance shall have been consummated and shall be effective;

•	AuRico Metals shall have been incorporated under the OBCA;

•

the Final Order shall have been granted in form and substance satisfactory to Alamos and AuRico, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos and AuRico, each acting reasonably, on appeal or otherwise. In addition, the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Amalco, AuRico and AuRico Metals, pursuant to the Plan of Arrangement.”

•

holders of such number of AuRico Shares and Alamos Shares that, in the aggregate, would constitute not greater than 5% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are no AuRico Shareholders or Alamos Shareholders who have exercised rights of dissent) shall have validly exercised rights of dissent in respect of the Arrangement or the Alamos Continuance that have not been withdrawn as of the Effective Date;

•

there shall not be in force any laws, ruling, order or decree, and there shall not have been any action taken under any laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Alamos or AuRico;

•	the AuRico Metals Contribution Agreement shall have been executed and delivered by the parties thereto;

•

(i) the TSX and NYSE shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Class A Shares to be issued pursuant to the Arrangement and (ii) the TSX shall have, if required, accepted notice for filing of all transactions of Alamos and AuRico contemplated by the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

•	the TSX or the TSX-V, as applicable, shall have conditionally approved the listing on the TSX or the TSX-V, as applicable, of the AuRico Metals Shares to be issued pursuant to the Arrangement;

•	Competition Act Approval and the Mexican Regulatory Approval shall have been obtained and are in force and have not been modified;

•

(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the laws of any jurisdiction which AuRico and Alamos reasonably determine to be applicable, and (ii) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Alamos or AuRico or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to Alamos and AuRico, each acting reasonably;

•

the distribution of the Class A Shares in Canada pursuant to the Arrangement and the distribution of the Class A Shares in Canada upon exercise of the 3(a)(10) Securities is exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities laws and, except with respect to persons deemed to be “control persons” or the equivalent under applicable securities laws, the Class A Shares to be distributed in Canada pursuant to the Arrangement or pursuant to the exercise of the 3(a)(10) Securities are not subject to any resale restrictions under applicable Canadian securities laws; and

•	the Arrangement Agreement shall not have been terminated pursuant to the terms of the Arrangement Agreement.

The foregoing conditions are for the mutual benefit of AuRico and Alamos and may be waived by mutual consent of AuRico and Alamos in writing at any time. If any of such conditions shall not be complied with or waived on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the terms of the Arrangement Agreement, either AuRico or Alamos may terminate the Arrangement Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not a breach of the Arrangement Agreement by the terminating party.

AuRico Conditions

The obligation of AuRico to complete the Arrangement is subject to fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

•

the representations and warranties made by Alamos in the Arrangement Agreement that (i) are qualified by materiality or the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct on and as of such date), and (ii) all other representations and warranties made by AuRico in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date), and Alamos shall have provided to AuRico a certificate of two officers thereof, certifying the foregoing;

•	from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Alamos or any of the Alamos Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on AuRico; and

•	Alamos shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Alamos or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Alamos shall have provided to AuRico a certificate of two officers thereof, certifying the foregoing.

The above conditions are for the benefit of AuRico and may be waived, in whole or in part, by AuRico in writing at any time. If any of such conditions shall not be complied with or waived by AuRico on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then AuRico may terminate the Arrangement Agreement by written notice to Alamos in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by AuRico.

Alamos Conditions

The obligation of Alamos to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

•

the representations and warranties made by AuRico in the Arrangement Agreement that (i) are qualified by materiality or the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct on and as of such date), and (ii) all other representations and warranties made by AuRico in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date), and AuRico shall have provided to Alamos a certificate of two officers thereof, certifying the foregoing;

•

from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and AuRico or any of the AuRico Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Alamos; and

•

AuRico shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of AuRico or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and AuRico shall have provided to Alamos a certificate of two officers thereof, certifying the foregoing.

The above conditions are for the benefit of Alamos and may be waived, in whole or in part, by Alamos in writing at any time. If any of such conditions shall not be complied with or waived by Alamos on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then Alamos may terminate the Arrangement Agreement by written notice to AuRico in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by Alamos.

Notice and Cure Provisions

Each party to the Arrangement Agreement is required to give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could: (i) cause any of the representations or warranties of AuRico or Alamos contained in the Arrangement Agreement to be untrue or inaccurate in any respect on the date of the Arrangement Agreement or on the Effective Date; (ii) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by AuRico or Alamos prior to the Effective Date; or (iii) result in the failure to satisfy any of the conditions precedent in favour of the other party to the Arrangement Agreement contained in the Arrangement Agreement.

Either party may elect not to complete the transactions contemplated by the Arrangement Agreement by virtue of the conditions contained in the Arrangement Agreement not being satisfied or waived or exercise any termination right arising therefrom; provided, however, that: (i) promptly and in any event prior to the Effective Date, such party has delivered a written notice to the other party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party delivering such notice is asserting as the basis for the exercise of the termination right, and (ii) if any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter, the party that has delivered such notice may not terminate the Arrangement Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from the date of delivery of such notice. If such notice has been delivered before the date of the AuRico Meeting or the Alamos Meeting, the AuRico Meeting or the Alamos Meeting, as applicable, will be adjourned or postponed until the expiry of such period.

Covenants Regarding Non-Solicitation

Each of Alamos and AuRico will not, directly or indirectly, through any officer, director, employee, representative, advisor or agent or any of their subsidiaries, or otherwise:

•	make, solicit, initiate, facilitate, entertain, encourage, permit or promote (including by way of furnishing information, knowingly permitting any visit to their or their subsidiaries’ facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

•	participate directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise cooperate with, respond to, assist or participate in, any effort or attempt to make any Acquisition Proposal or potential Acquisition Proposal;

•	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to remain neutral with respect to, agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five business days (or one day prior to the Alamos Meeting or AuRico Meeting, as applicable, if sooner) following formal commencement of such Acquisition Proposal will not be considered a violation of this prohibition);

•	make, or propose publicly to make a Change in Alamos Recommendation or a Change in AuRico Recommendation, as applicable (provided that Alamos and AuRico shall be permitted to make a Change in Alamos Recommendation or a Change in AuRico Recommendation, as applicable, if (i) such Change in Alamos Recommendation or Change in AuRico Recommendation does not relate to, or is not in response to, an Acquisition Proposal, (ii) a Material Adverse Effect has occurred with respect to Alamos or AuRico, as applicable, and (iii) the Alamos Board or AuRico Board, as applicable, determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable laws);

•	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal;

•

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Alamos Board or the AuRico Board, as the case may be, to approve the transactions contemplated in the Arrangement Agreement; or

•	take any other action which would reasonably be expected to materially impede or prevent the consummation of the Arrangement.

Alamos or AuRico may, prior to the date of the Alamos Meeting or the AuRico Meeting, as applicable, consider or negotiate any unsolicited Acquisition Proposal that is reasonably expected to constitute a Superior Proposal, and the Alamos Board or the AuRico Board, as applicable, may make a Change in Alamos Recommendation or a Change in AuRico Recommendation in respect of a Superior Proposal, or approve or recommend to the Alamos Shareholders or the AuRico Shareholders, as applicable, or enter into an agreement, understanding or arrangement in respect of a Superior Proposal but in each case only if: (i) the Superior Proposal did not result from a breach of the Arrangement Agreement by such party; (ii) the Alamos Board or the AuRico Board, as applicable, determines in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable laws; and (iii) prior to entering into substantive discussions or negotiations with or responding to any person regarding such Acquisition Proposal, Alamos or AuRico notifies the other, as applicable, of the good faith determination of the Alamos Board or AuRico Board, as the case may be, that such Acquisition Proposal is or may reasonably be expected to result in a Superior Proposal.

AuRico and Alamos will, and will cause their Subsidiaries and Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than the other party and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. AuRico and Alamos will, and will cause their Subsidiaries and Representatives to: (i) discontinue or not allow access to any of such party’s or its Subsidiaries’ confidential information to any third party and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Alamos or AuRico, or any Subsidiary relating to a potential Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. AuRico and Alamos agree not to and shall cause their Subsidiaries and Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation or standstill agreement or provision or purpose or use agreement or provision contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of the other party (which may be withheld or delayed in such other party’s sole and absolute discretion). AuRico and Alamos also agree not to, and to cause their Subsidiaries not to, amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause their Subsidiaries to enforce, such agreements and provisions.

Each of Alamos and AuRico will notify the other party, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within 24 hours of the receipt by Alamos or AuRico, as applicable, or any Subsidiary or Representative of Alamos or AuRico, of any Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Alamos or AuRico or any of their subsidiaries in connection with any potential Acquisition Proposal or for access to their properties, books or records or the properties, books and records of any of their subsidiaries by any Person (other than in the ordinary course of business and unrelated to any potential Acquisition Proposal). Such notice will include a description of the terms and conditions of, and the identity of the person making, any Acquisition Proposal, inquiry, offer or request. Alamos and AuRico will also promptly provide the other with: (i) a copy of any written notice or other written communication from any person informing either of them or their Subsidiary or representative that it is considering making or has made, an Acquisition Proposal; (ii) a copy of any Acquisition Proposal (or any amendment thereof) received by Alamos or AuRico or their Subsidiary or representative; and (iii) such other details of any such Acquisition Proposal that Alamos or AuRico may reasonably request. Alamos and AuRico shall keep each other informed of the status of any Acquisition Proposal and keep each other fully informed as to the material details of all discussions or negotiations.

If Alamos or AuRico is in compliance with its obligations described above and if Alamos or AuRico receives a request for material non-public information from a Person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Alamos or AuRico, as applicable), and the Alamos Board or the AuRico Board, as applicable, determines that such proposal would, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal, then, and only in such case, the Alamos Board or the AuRico Board, as applicable, may provide such Person with access to information regarding AuRico and the AuRico Subsidiaries or Alamos and the Alamos Subsidiaries, as applicable; provided, however, that (i) Alamos or AuRico, as applicable, will have entered into a confidentiality and standstill agreement with such Person containing confidentiality, purpose, use, non-solicitation and standstill provisions that are no less restrictive than those contained in the Confidentiality Agreement (however such confidentiality and standstill agreement may permit such person to make an Acquisition Proposal in compliance with the terms of the Arrangement Agreement); (ii) Alamos or AuRico, as applicable, is provided with a complete list or copies of any and all information provided to such Person on a timely basis (unless such information was previously provided to Alamos or AuRico, as applicable); and (iii) Alamos or AuRico, as applicable, is provided with prompt and similar access to such information (unless such information was previously provided to Alamos or AuRico, as applicable).

Each of Alamos and AuRico, and each of the Alamos Board and the AuRico Board will not accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of a Superior Proposal (other than a confidentiality agreement as described above), unless:

•	the Alamos Meeting or the AuRico Meeting, as applicable, has not occurred;

•	the Person making the Superior Proposal is not restricted from making such Superior Proposal pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;

•	Alamos or AuRico, as applicable, has complied with the non-solicitation provisions in the Arrangement Agreement;

•

such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Alamos and AuRico complete the Arrangement or any similar other transaction with each other or each other’s affiliates agreed prior to any termination of the Arrangement Agreement;

•

it has provided the other party with written notice promptly following the Alamos Board’s or the AuRico Board’s determination that (x) the Acquisition Proposal constitutes a Superior Proposal and (y) the Alamos Board or AuRico Board, as applicable, intends to accept, approve, recommend or enter into any agreement with respect to such Superior Proposal and a period of five business days has elapsed from the date that is the later of: (x) the date on which Alamos or AuRico, as applicable, receives such written notice; and (y) the date Alamos or AuRico, as applicable receives from the other a copy of the Acquisition Proposal (together with a copy of such agreement and any ancillary agreement) which the Alamos Board or the AuRico Board, as applicable, has unanimously determined is a Superior Proposal; and

•	the Arrangement Agreement is terminated and the applicable Termination Payment has been paid to the other party.

During the five business day period referred to above, either Alamos or AuRico, as applicable, will have the right, but not the obligation, to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement. The Alamos Board and the AuRico Board, as applicable, will review any proposal to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with their fiduciary duties, whether the proposed amendment would result in the Acquisition Proposal not being a Superior Proposal. If the Alamos Board or the AuRico Board, as applicable, so determines, Alamos and AuRico will enter into an amended agreement and will promptly reaffirm its recommendation of the Arrangement as amended.

The Alamos Board or the AuRico Board, as applicable, will promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) it determines any Acquisition Proposal is not a Superior Proposal; or (ii) it determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and the terms of the Arrangement have been so amended.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date by the mutual written consent of the parties.

Either party may terminate the Arrangement Agreement prior to the Effective Date:

•	if any of the conditions precedent in the Arrangement Agreement for the benefit of such party are not satisfied or waived;

•

if an Acquisition Proposal has been made or proposed and the Alamos Board or AuRico Board, as applicable: (i) shall have made a Change in Alamos Recommendation or a Change in AuRico Recommendation, as applicable, or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by Alamos or AuRico, as applicable, in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated by the Arrangement Agreement as promptly as possible (but in any event within five business days or 1 day prior to the Alamos Meeting or the AuRico Meeting, as applicable, if sooner) after receipt of such written request from Alamos or AuRico, as applicable, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the Arrangement Agreement) in respect of any Acquisition Proposal;

•	if the Alamos Meeting shall have been held and completed and the Alamos Resolutions shall not have been approved by the Alamos Shareholders;

•	if the AuRico Meeting shall have been held and completed and the AuRico Arrangement Resolution shall not have been approved by the AuRico Shareholders; or

•	if the Arrangement shall not have been completed by the Completion Deadline, provided however:

•	if the Arrangement has not been completed by such date because the Alamos Meeting has not been held due to the fault of Alamos (the Parties acknowledging that Alamos is not at fault in the event that the Alamos Meeting has not been held due to an order of a Governmental Entity), then Alamos shall not be entitled to terminate the Arrangement Agreement; or

•	if the Arrangement has not been completed by such date because the AuRico Meeting has not been held due to the fault of AuRico (the Parties acknowledging that AuRico is not at fault in the event that the AuRico Meeting has not been held due to an order of a Governmental Entity), then AuRico shall not be entitled to terminate the Arrangement Agreement.

Alamos may terminate the Arrangement Agreement prior to the Effective Date if:

•

AuRico shall have failed to hold the AuRico Meeting by July 17, 2015, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the Arrangement Agreement;

•	if the AuRico Board shall have made a Change in AuRico Recommendation; or

•

if Alamos proposes to enter into any agreement, arrangement or understanding in respect of an Alamos Superior Proposal in compliance with the Arrangement Agreement, provided that Alamos has paid the Alamos Termination Payment to AuRico.

AuRico may terminate the Arrangement Agreement prior to the Effective Date if:

•

Alamos shall have failed to hold the Alamos Meeting by July 17, 2015, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the Arrangement Agreement;

•	if the Alamos Board shall have made a Change in Alamos Recommendation; or

•

if AuRico proposes to enter into any agreement, arrangement or understanding in respect of an AuRico Superior Proposal in compliance with the Arrangement Agreement, provided that AuRico has paid the AuRico Termination Payment to Alamos.

Termination Payments

Alamos will be obligated to pay a termination payment in the amount of $37,500,000 to AuRico in the event that:

•

the Arrangement Agreement is terminated by AuRico in the event that an Alamos Acquisition Proposal is made and the Alamos Board: (i) shall have made a Change in Alamos Recommendation; or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by AuRico in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated by the Arrangement Agreement as promptly as possible (but in any event within five business days or one day prior to the Alamos Meeting if sooner) after receipt of such written request from AuRico; or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the Arrangement Agreement) in respect of any Alamos Acquisition Proposal;

•	the Arrangement Agreement is terminated by AuRico in the event that the Alamos Board shall have made a Change in Alamos Recommendation;

•	the Arrangement Agreement is terminated by AuRico in the event that Alamos breaches its obligations regarding non-solicitation described above under “Covenants Regarding Non- Solicitation”;

•

the Arrangement Agreement is terminated by AuRico in the event that Alamos shall have failed to hold the Alamos Meeting by July 17, 2015, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the Arrangement Agreement;

•

the Arrangement Agreement is terminated by Alamos in the event that Alamos proposes to enter into any agreement, arrangement or understanding in respect of an Alamos Superior Proposal in compliance with the Arrangement Agreement; or

•

the Agreement is terminated by either AuRico or Alamos and an Alamos Acquisition Proposal shall have been made to Alamos and made known to Alamos Shareholders generally or shall have been made directly to Alamos Shareholders generally or any Person shall have publicly announced an intention to make an Alamos Acquisition Proposal in respect of Alamos (a “Pending Alamos Acquisition Proposal”) and such Pending Alamos Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Alamos Meeting and, thereafter, the Alamos Shareholders do not approve the Alamos Resolutions at the Alamos Meeting, and Alamos completes an Alamos Acquisition Proposal with the Party who made the Pending Alamos Acquisition Proposal within twelve (12) months following the termination of the Arrangement Agreement provided that, for the purposes of the foregoing, all references to “20%” in the definition of “Alamos Acquisition Proposal” are deemed to be references to “50%”.

AuRico will be obligated to pay a termination payment in the amount of $28,400,000 to Alamos in the event that:

•	the Agreement is terminated by Alamos in the event that an AuRico Acquisition Proposal is made and the AuRico Board: (i) shall have made a Change in AuRico Recommendation; or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by Alamos in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated by the Arrangement Agreement as promptly as possible (but in any event within five business days or one day prior to the AuRico Meeting if sooner) after receipt of such written request from Alamos; or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the Arrangement Agreement) in respect of any AuRico Acquisition Proposal;

•	the Arrangement Agreement is terminated by Alamos in the event that the AuRico Board shall have made a Change in AuRico Recommendation;

•	the Arrangement Agreement is terminated by Alamos in the event that AuRico breaches its obligations regarding non-solicitation described above under “Covenants Regarding Non- Solicitation”;

•

the Arrangement Agreement is terminated by Alamos in the event that AuRico shall have failed to hold the AuRico Meeting by July 17, 2015, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the Arrangement Agreement;

•

the Arrangement Agreement is terminated by AuRico in the event that AuRico proposes to enter into any agreement, arrangement or understanding in respect of an AuRico Superior Proposal in compliance with the Arrangement Agreement; or

•

the Arrangement Agreement is terminated by either AuRico or Alamos pursuant to the terms thereof and an AuRico Acquisition Proposal shall have been made to AuRico and made known to AuRico Shareholders generally or shall have been made directly to AuRico Shareholders generally or any Person shall have publicly announced an intention to make an AuRico Acquisition Proposal in respect of AuRico (a “Pending AuRico Acquisition Proposal”) and such Pending AuRico Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the AuRico Meeting and, thereafter, the AuRico Shareholders do not approve the AuRico Arrangement Resolution at the AuRico Meeting, and AuRico completes an AuRico Acquisition Proposal with the Party who made the Pending AuRico Acquisition Proposal within twelve (12) months following the termination of the Arrangement Agreement provided that, for the purposes of the foregoing, all references to “20%” in the definition of “AuRico Acquisition Proposal” are deemed to be references to “50%”.

Reimbursement of Expenses

Alamos will be obligated to pay a fee of $2,000,000 to AuRico as reimbursement for the costs and expenses incurred by AuRico with respect to the Arrangement if:

•	the Arrangement Agreement is terminated by either AuRico or Alamos due to Alamos’ failure to obtain the approval of Alamos Shareholders of the Alamos Resolutions at the Alamos Meeting.

AuRico will be obligated to pay a fee of $2,000,000 to Alamos as reimbursement for the costs and expenses incurred by Alamos with respect to the Arrangement if:

•	the Arrangement Agreement is terminated by either AuRico or Alamos due to AuRico’s failure to obtain the approval of AuRico Shareholders of the AuRico Arrangement Resolution at the AuRico Meeting.

No amount will be paid or payable by AuRico as reimbursement for the costs and expenses of Alamos if AuRico has paid the AuRico Termination Payment and no amount shall be paid or payable by Alamos as reimbursement for the costs and expenses of AuRico if Alamos has paid the Alamos Termination Payment.

AuRico Metals Contribution Agreement

On or prior to the Effective Date, AuRico Metals, AuRico and Alamos will enter into the AuRico Metals Contribution Agreement to effect the sale and transfer of the AuRico Metals Property to AuRico Metals, the assumption by AuRico Metals of the AuRico Metals Liabilities and the implementation of the Earn-In Covenants.

The AuRico Metals Property includes the following:

(a)

the Kemess Project, including any and all concessions, lands, mineral claims and rights, mineral and surface leases, contracts, Authorizations, books and records or other assets used, held for use or pertaining to the Kemess Project and all easements and rights of way related thereto and all improvements, fixtures and appurtenances, including fixed machinery and fixed equipment bore holes, pits and shafts existing or located thereon on the Effective Date or forming part thereof;

(b)

the full benefit of all Authorizations used, held for use or pertaining to or connected with or related to the Kemess Project or the Assumed Contracts (collectively the “Assumed Permits”), but only to the extent that the Assumed Permits are assignable or transferable and subject to the obtaining of any necessary approvals and consents to such assignment or transfer as contemplated by the AuRico Metals Contribution Agreement;

(c)

all contracts, leases or other agreements pertaining to or connected with or related to the Kemess Project or the Assumed Permits, including the contracts specified in the AuRico Metals Contribution Agreement (collectively, the “Assumed Contracts”), subject to the obtaining of any necessary approvals and consents to such assignment or transfer as contemplated by the AuRico Metals Contribution Agreement;

(d)	the AuRico Trade-Marks;

(e)	cash collateral or deposits posted on account of reclamation obligations or other obligations relating to the Kemess Project;

(f)	cash in an amount equal to $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement);

(g)	the AuRico Metals Royalties (subject to the rights of first refusal and rights of first offer described below); and

(h)	the property and assets set forth in the AuRico Metals Contribution Agreement.

Each of Fosterville, Leviathan and Stawell has a right of first refusal and a right of first offer if the Fosterville Royalty, Leviathan Royalty or Stawell Royalty, as applicable, is transferred or assigned to a Person that is not an affiliate of AuRico. Fosterville, Leviathan and Stawell have notified AuRico that they believe the transfer or assignment to AuRico Metals of the Fosterville Royalty, the Leviathan Royalty and the Stawell Royalty, as applicable, trigger such rights of first refusal or rights of first offer. It is the view of AuRico that the transactions contemplated by the Arrangement constitute a transfer to an affiliate of AuRico and accordingly no right of first refusal or right of first offer is applicable . However, should AuRico’s view not prevail and if: (i) Fosterville exercises its right of first refusal or right of first offer to acquire the Fosterville Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; (ii) Leviathan exercises its right of first refusal or right of first offer to acquire the Leviathan Royalty, then the “Leviathan Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; or (iii) Stawell exercises its right of first refusal or right of first offer to acquire the Stawell Royalty, then the “Stawell Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition.

The AuRico Metals Liabilities include the following:

(a)	all Indemnified Liabilities;

(b)	all liabilities and obligations of AuRico in respect of reclamation obligations related to or in respect of the Kemess Project;

(c)	all liabilities and obligations that are reflected on the pro forma financial statements of AuRico Metals included in this Circular;

(d)	those liabilities which are referred to as “New AuRico Liabilities” in the AuRico Disclosure Letter;

(e)

all liabilities and obligations of AuRico to be performed under any Assumed Contract, Assumed Permit or any other agreement, contract, lease, license, permit, Authorization or other instrument which pertains or relates to, or which is included in, the AuRico Metals Property and which by the terms and conditions thereof are to be observed, paid, discharged or performed at any time on or after the Effective Time;

(f)	any GST/HST and PST, arising or payable in respect of the transfer to AuRico Metals of the AuRico Metals Property; and

(g)	such other liabilities as AuRico, Alamos and AuRico Metals may agree,

but excluding, for greater certainty, (a) all obligations of AuRico to employees and consultants including any severance or change of control payments which may be payable in connection with the Arrangement, (b) Excluded Taxes, and (c) all costs and expenses (including reasonable out-of-pocket legal and other professional fees and disbursements) relating to the inclusion of disclosure in respect of AuRico Metals in this Circular (including all costs relating to any technical reports required to be filed pursuant to NI 43-101 as a result thereof) and the listing and posting for trading of the AuRico Metals Shares on the TSX or TSX-V, as applicable.

The AuRico Metals Contribution Agreement provides that with effect on the Effective Date, AuRico Metals grants Amalco a right (the “Earn-In Right”) to earn a 30% participating interest in the Kemess East Project (the “Earn-In Interest”) by spending C$20 million (the “Earn-In Hurdle Amount”) by December 31, 2016.

Pursuant to the Earn-In Right, Amalco will covenant to spend the Earn-In Committed Amount (presently expected to be approximately C$9.5 million, subject to upward adjustment). The Earn-In Committed Amount represents the portion of the Earn-In Hurdle Amount that Amalco is irrevocably committed to spend and is obligated to spend, or to pay to AuRico Metals as agent for Amalco. The Earn-In Committed Amount is due and payable in advance to AuRico Metals on the Effective Date. AuRico Metals shall spend the Earn-In Committed Amount, as agent for AuRico on AuRico’s behalf, at the Kemess East Project on Exploration Expenses. After payment of the Earn-In Committed Amount, Amalco may at any time terminate the Earn-In Right. AuRico Metals will be the operator under the Earn-In Right.

If Amalco does not irrevocably elect to spend the Discretionary Amount by January 5, 2016 or does not spend or pay to AuRico Metals, acting as agent for Amalco for AuRico Metals to spend on Amalco’s behalf, the Discretionary Amount by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including for greater certainty, the Earn-In Committed Amount).

Upon Amalco receiving the Earn-In Interest, Amalco and AuRico Metals shall enter into a joint venture agreement on industry standard terms (the “Joint Venture Agreement”) to form a special-purpose entity (the “Joint Venture”) to hold the Kemess East Project and they shall each hold a proportionate interest in such entity.

At any time and from time to time after Amalco earns the Earn-In Interest, AuRico Metals shall have the right to purchase the participating interest of Amalco in the Kemess East Project (as it may be adjusted from time to time in accordance with the joint venture agreement entered into by Amalco and AuRico Metals) for an amount equal to 1.1 times the amount determined by subtracting the Earn-In Committed Amount from the Earn-In Hurdle Amount (the “Buy Back Right”). The purchase price may be paid by AuRico Metals in cash or in AuRico Metals Shares based on the 25 day volume-weighted average price of AuRico Metals Shares on the date prior to the date AuRico Metals provides notice to Amalco of the exercise of the Buy Back Right.

Pursuant to the AuRico Metals Contribution Agreement, AuRico Metals will acknowledge and agree that:

i.	it is fully informed with respect to the AuRico Metals Property and the AuRico Metals Liabilities;

ii.

none of Alamos, AuRico or Amalco is making any representation, warranty or covenant to, or for the benefit of, AuRico Metals with respect to the AuRico Metals Property, the AuRico Metals Liabilities or the Spin-off Transaction;

iii.	if the Spin-off Transaction is consummated pursuant to the Plan of Arrangement, AuRico Metals will acquire the AuRico Metals Property on an “as is, where is” basis at the sole risk and peril of AuRico

Metals;

iv.

none of Alamos, AuRico, Amalco or any of their respective affiliates, directors, officers, employees, agents or representatives shall have any liability to AuRico Metals in respect of the AuRico Metals Property, the AuRico Metals Liabilities or any aspect of the Spin-off Transaction and AuRico Metals shall have no recourse against Alamos, AuRico, Amalco or any of their respective affiliates, directors, officers, employees, agents or representatives in relation thereto;

v.

AuRico Metals shall be responsible for, shall indemnify AuRico from and against, and shall pay, if applicable, any GST/HST and PST arising or payable in respect of the transfer to AuRico Metals of the AuRico Metals Property;

vi.

AuRico Metals shall provide an indemnity in favour of AuRico and Alamos, to indemnify and save harmless AuRico, Alamos and their respective Subsidiaries, successors and assigns for, from and against the Indemnified Liabilities;

vii.

AuRico Metals shall not, for a period of 24 months following the Effective Date, solicit for employment any employee of AuRico or Alamos; provided, however, that the foregoing prohibition shall not extend to (a) the employees listed in Schedule “M” of the Arrangement Agreement; (b) general solicitations of a public nature provided that AuRico Metals has not specifically directed its efforts toward such employees or (c) any employee who approaches AuRico Metals without any direct or indirect solicitation by or on behalf of AuRico Metals; and

viii.

for a period of six months after the Effective Date, AuRico Metals shall provide Amalco with such reasonable assistance with respect to the transition of operations with respect to AuRico Metals Property as Amalco may reasonably require.

Pursuant to the AuRico Metals Contribution Agreement, AuRico and Alamos will agree that:

i.

they will not, during the AuRico Metals Standstill Period, without the consent of AuRico Metals (a) offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, more than 5% of any voting securities or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire any voting securities, of AuRico Metals; (b) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of AuRico Metals; (c) otherwise seek to control or influence the management, directors or corporate policies of AuRico Metals or to obtain representation on the AuRico Metals Board; (d) engage in any discussions or negotiations, enter into any agreement or submit any proposal or offer (with or without conditions) in connection with any business combination or other acquisition transaction or extraordinary transaction involving AuRico Metals; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or make any public announcement of any intention to do or take any of the foregoing;

ii.	following the Effective Date, none of AuRico or Alamos nor any of their Affiliates will use the name “AuRico” or “AuRico Gold” or any variation thereof or any similar name;

iii.

they shall not, for a period of 24 months following the Effective Date, solicit for employment any Hired Employee; provided, however, that the foregoing prohibition shall not extend to (a) general solicitations of a public nature provided that AuRico has not specifically directed its efforts toward the Hired Employees or (b) any employee who approaches AuRico or Alamos without any direct or indirect solicitation by or on behalf of AuRico or Alamos; and

iv.

for a period of six months after the Effective Date, Amalco shall provide AuRico Metals with such reasonable assistance with respect to the transition of operations with respect to AuRico Metals Property as AuRico Metals may reasonably require.

In addition, pursuant to the AuRico Metals Contribution Agreement, AuRico and Alamos will agree to an allocation of the consideration for the AuRico Metals Property amongst the AuRico Metals Property for tax purposes and will agree to file all tax returns in a manner consistent with that allocation. For all purposes of the AuRico Metals Contribution Agreement following the Effective Time, references to “Alamos” and “AuRico” shall include Amalco.

Lock-Up Agreements

This section of the Circular describes the material provisions of the AuRico Lock-Up Agreements and Alamos Lock-Up Agreements but does not purport to be complete and may not contain all of the information about the AuRico Lock-Up Agreements and Alamos Lock-Up Agreements that is important to a particular AuRico Shareholder or Alamos Shareholder. This summary is qualified in its entirety by reference to the AuRico Lock-Up Agreements and Alamos Lock-Up Agreements, copies of which are available on SEDAR at www.sedar.com. AuRico and Alamos encourage AuRico Shareholders and Alamos Shareholders to read the AuRico Lock-Up Agreements and Alamos Lock-Up Agreements in their entirety.

AuRico Lock-Up Agreements

Concurrently with the execution and delivery of the Arrangement Agreement, AuRico delivered to Alamos duly executed AuRico Lock-Up Agreements from each of the AuRico Locked-Up Shareholders.

Pursuant to the AuRico Lock-Up Agreements, the AuRico Locked-Up Shareholders have agreed that they will, until the earlier of: (i) the Effective Date; and (ii) the termination of the AuRico Lock-Up Agreements in accordance with their terms:

•

attend (either in person or by proxy) any AuRico Meeting (including any adjournments and postponements thereof), and at the AuRico Meeting, vote or cause to be voted all of: (i) the AuRico Shares; (ii) any AuRico Shares acquired by or issued to the AuRico Locked-Up Shareholders on or following the date of the AuRico Lock-Up Agreements (including any AuRico Shares issued upon the exercise of AuRico Options, AuRico PSUs, AuRico RSUs or AuRico DSUs); (iii) the AuRico Options, AuRico PSUs, AuRico RSUs or AuRico DSUs; and (iv) any AuRico Options, PSUs, RSUs or DSUs acquired by or issued to the AuRico Locked-Up Shareholders on or following the date of the AuRico Lock-Up Agreements, that are beneficially owned by, or over which control or direction is exercised by, the AuRico Locked-Up Shareholders and which are entitled to be voted at the AuRico Meeting (the “AuRico Subject Securities”) in favour of the Arrangement and all matters related thereto (which includes the AuRico Metals Incentive Plan Resolution);

•

vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of AuRico any AuRico Subject Securities against, or not tender or cause to be tendered any AuRico Subject Securities to: (i) any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of AuRico or similar transaction involving AuRico or the AuRico Shares other than the Arrangement and any transaction related thereto; (ii) the issuance of any securities of AuRico (other than pursuant to the exercise of AuRico Options or the settlement of AuRico PSUs, AuRico RSUs or AuRico DSUs) other than the Arrangement and any transaction related thereto; (iii) any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Arrangement including any AuRico Acquisition Proposal; or (iv) any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of AuRico in the Arrangement Agreement;

•

upon the request or direction of Alamos, execute a proxy in respect of any resolution referred in the section above, and have all of its AuRico Subject Securities counted or not counted (as directed by Alamos) as part of a quorum in connection with any meeting of securityholders of AuRico relating to matters set forth in the section above; and for greater certainty, in connection with any matter referred to in the section above, consult with Alamos prior to exercising any voting rights attached to its AuRico Subject Securities and exercise or procure the exercise of such voting rights as Alamos shall instruct, including the delivery to Alamos, upon its request or direction, of a proxy in respect of any such resolution;

•

not, without the prior written consent of Alamos, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the AuRico Subject Securities or any interest therein (other than as contemplated in the AuRico Lock-Up Agreements), provided, however, that nothing contained in the AuRico Lock-Up Agreements shall prohibit the AuRico Locked-Up Shareholders from exercising any AuRico Options or settling any AuRico PSUs, AuRico RSUs or AuRico DSUs for cash and/or AuRico Shares, as applicable (it being understood that such AuRico Subject Securities will be voted in accordance with the AuRico Lock-Up Agreements);

•

not, except as required pursuant to the AuRico Lock-Up Agreements, grant or agree to grant any proxy or other right to vote the AuRico Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the AuRico Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to the AuRico Lock-Up Agreements;

•

not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Arrangement;

•

not, except as may be expressly permitted by the Arrangement Agreement or by AuRico in writing, directly or indirectly: (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an AuRico Acquisition Proposal or potential AuRico Acquisition Proposal; (ii) enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to AuRico or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of AuRico or any of its subsidiaries or otherwise cooperate in any way with, any AuRico Acquisition Proposal or potential AuRico Acquisition Proposal; (iii) requisition or join in the requisition of any meeting of the securityholders of AuRico for the purpose of considering any resolution; or (iv) solicit or arrange or provide assistance to any other person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell AuRico Shares or securities convertible into or exchangeable or exercisable for, or representing, AuRico Shares or act in concert or jointly with any other person for the purpose of acquiring any AuRico Shares or securities convertible into or exchangeable or exercisable for, or representing, AuRico Shares for the purpose of influencing the voting of AuRico Shares or affecting the control of AuRico, other than, in the case of proxy solicitation, in support of the Arrangement; and

•

promptly notify Alamos upon any of the AuRico Locked-Up Shareholder’s representations or warranties contained in the AuRico Lock-Up Agreements becoming untrue or incorrect in any material respect prior to the termination of the AuRico Lock-Up Agreements.

Nothing contained in the AuRico Lock-Up Agreements will restrict, limit or prohibit the AuRico Locked-Up Shareholders, to the extent applicable, from taking any action in his or her capacity as a director or officer of AuRico that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of AuRico under applicable law or that is permitted by the Arrangement Agreement and any such action by the AuRico Locked-Up Shareholder shall not constitute a violation of the AuRico Lock-Up Agreements.

The obligations of the AuRico Locked-Up Shareholders and Alamos under the AuRico Lock-Up Agreements will automatically terminate at the closing of the Arrangement. The obligations under the AuRico Lock-Up Agreements may also be terminated at any time by mutual consent in writing of Alamos and the AuRico Locked-Up Shareholders, or, unless extended by mutual agreement of the parties, the AuRico Lock-Up Agreements will automatically terminate upon the Arrangement Agreement being terminated in accordance with its terms.

As of April 12, 2015, the AuRico Locked-Up Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate 895,469 AuRico Shares, 6,102,371 AuRico Options, 479,624 AuRico PSUs, 461,963 AuRico DSUs and 479,624 AuRico RSUs representing approximately 3.1% of the issued and outstanding AuRico Shares (on a fully diluted basis) on such date.

Alamos Lock-Up Agreements

Concurrently with the execution and delivery of the Arrangement Agreement, Alamos delivered to AuRico duly executed Alamos Lock-Up Agreements from each of the Alamos Locked-Up Shareholders.

Pursuant to the Alamos Lock-Up Agreements, the Alamos Locked-Up Shareholders (excluding Alamos) have agreed that they will, until the earlier of: (i) the Effective Date; and (ii) the termination of the Alamos Lock-Up Agreements in accordance with their terms:

•

attend (either in person or by proxy) any Alamos Meeting (including any adjournments and postponements thereof), and at the Alamos Meeting, vote or cause to be voted all of: (i) the Alamos Shares; (ii) any Alamos Shares acquired by or issued to the Alamos Locked-Up Shareholders on or following the date of the Alamos Lock-Up Agreements (including any shares of Alamos issued upon the exercise of Alamos Options or Alamos Warrants); (iii) the Alamos Options and Alamos Warrants; and (iv) any Alamos Options or Alamos Warrants acquired by or issued to the Alamos Locked-Up Shareholders on or following the date of the Alamos Lock-Up Agreements, that are beneficially owned by, or over which control or direction is exercised by, the Alamos Locked-Up Shareholder and which are entitled to be voted at the Alamos Meeting (the “Alamos Subject Securities”) in favour of the Arrangement and all matters related thereto (which includes the Alamos Continuance Resolution and the Alamos AuRico Metals Incentive Plan Resolution);

•

vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of Alamos any Alamos Subject Securities against, or not tender or cause to be tendered any Alamos Subject Securities to: (i) any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of Alamos or similar transaction involving Alamos or the Alamos Shares other than the Arrangement and any transaction related thereto; (ii) the issuance of any securities of Alamos (other than pursuant to the exercise of Alamos Options or Alamos Warrants) other than the Arrangement and any transaction related thereto; (iii) any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Arrangement including any Alamos Acquisition Proposal; or (iv) any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of Alamos in the Arrangement Agreement;

•

upon the request or direction of AuRico, execute a proxy in respect of any resolution referred in the section above, and have all of its Alamos Subject Securities counted or not counted (as directed by AuRico) as part of a quorum in connection with any meeting of securityholders of Alamos relating to matters set forth in the section above; and for greater certainty, in connection with any matter referred to in the section above, consult with AuRico prior to exercising any voting rights attached to its Alamos Subject Securities and exercise or procure the exercise of such voting rights as AuRico shall instruct, including the delivery to AuRico, upon its request or direction, of a proxy in respect of any such resolution;

•

not, without the prior written consent of AuRico, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Alamos Subject Securities or any interest therein (other than as contemplated in the Alamos Lock-Up Agreements), provided, however, that nothing contained in the Alamos Lock-Up Agreements shall prohibit the Alamos Locked-Up Shareholders from exercising any Alamos Options or Alamos Warrants for cash and/or Alamos Shares, as applicable (it being understood that such Alamos Subject Securities will be voted in accordance with the Alamos Lock-Up Agreements);

•

not, except as required pursuant to the Alamos Lock-Up Agreements, grant or agree to grant any proxy or other right to vote the Alamos Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Alamos Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to the Alamos Lock-Up Agreements;

•

not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Arrangement;

•

not, except as may be expressly permitted by the Arrangement Agreement or by Alamos in writing, directly or indirectly: (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an Alamos Acquisition Proposal or potential Alamos Acquisition Proposal; (ii) enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to Alamos or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of Alamos or any of its subsidiaries or otherwise cooperate in any way with, any Alamos Acquisition Proposal or potential Alamos Acquisition Proposal; (iii) requisition or join in the requisition of any meeting of the securityholders of Alamos for the purpose of considering any resolution; or (iv) solicit or arrange or provide assistance to any other person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell Alamos Shares or securities convertible into or exchangeable or exercisable for, or representing, Alamos Shares or act in concert or jointly with any other person for the purpose of acquiring any Alamos Shares or securities convertible into or exchangeable or exercisable for, or representing, Alamos Shares for the purpose of influencing the voting of Alamos Shares or affecting the control Alamos, other than, in the case of proxy solicitation, in support of the Arrangement; and

•

promptly notify AuRico upon any of the Alamos Locked-Up Shareholder’s representations or warranties contained in the Alamos Lock-Up Agreements becoming untrue or incorrect in any material respect prior to the termination of the Alamos Lock-Up Agreements.

Nothing contained in the Alamos Lock-Up Agreements will restrict, limit or prohibit the Alamos Locked-Up Shareholders, to the extent applicable, from taking any action in his or her capacity as a director or officer of Alamos that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of AuRico under applicable law or that is permitted by the Arrangement Agreement and any such action by the Alamos Locked-Up Shareholder shall not constitute a violation of the Alamos Lock-Up Agreements.

Concurrently with the execution and delivery of the Arrangement Agreement, Alamos delivered to AuRico a duly executed Alamos Lock-Up Agreement in respect of all of the AuRico Shares acquired by Alamos in respect of the Private Placement on substantially the same terms as the Alamos Lock-Up Agreements described above. In addition, the Alamos Lock-Up Agreement in respect of Alamos provides that nothing contained therein will in any way restrict, limit or prohibit Alamos from exercising any of its rights, or taking any action to comply with its obligations, under the Arrangement Agreement and any such action by Alamos shall not constitute a violation of its Alamos Lock-Up Agreement.

The obligations of the Alamos Locked-Up Shareholders and AuRico under the Alamos Lock-Up Agreements will automatically terminate at the closing of the Arrangement. The obligations under the Alamos Lock-Up Agreements may also be terminated at any time by mutual consent in writing of AuRico and the Alamos Locked-Up Shareholders, or, unless extended by mutual agreement of the parties, the Alamos Lock-Up Agreements will automatically terminate upon the Arrangement Agreement being terminated in accordance with its terms.

As of April 12, 2015, the Alamos Locked-Up Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate 630,753 Alamos Shares and 5,638,700 Alamos Options, representing approximately 4.5% of the issued and outstanding Alamos Shares (on a fully diluted basis) on such date. Following the Private Placement, Alamos owned or exercised control or direction over 27,852,769 AuRico Shares representing approximately 9.9% of the issued and outstanding AuRico Shares on such date.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS TO SHAREHOLDERS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to AuRico and Torys LLP, counsel to Alamos, the following summary describes the principal Canadian federal income tax considerations under the Tax Act, relating to the Alamos Continuance pursuant to the Alamos Continuance Resolution and the Arrangement, that are generally applicable to Alamos Shareholders and AuRico Shareholders who, for purposes of the Tax Act and at all relevant times: (i) hold their Alamos Shares and AuRico Shares, and will hold their Class A Shares and AuRico Metals Shares acquired as part of the Arrangement, as capital property; (ii) deal at arm’s length with Alamos, AuRico, Amalco and AuRico Metals; and (iii) are not affiliated with Alamos, AuRico, Amalco or AuRico Metals.

Alamos Shares, AuRico Shares, Class A Shares, and AuRico Metals Shares will generally be considered to be capital property to a holder thereof, unless the shares are used or held in the course of carrying on a business or were acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to an Alamos Shareholder or AuRico Shareholder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the mark-to-market rules; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has made an election under subsection 261(3) of the Tax Act to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of any Alamos Shares or AuRico Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any holders to which this paragraph may apply should consult their own tax advisor with respect to the Alamos Continuance pursuant to the Alamos Continuance Resolution and the Arrangement.

This summary does not apply to holders of Alamos Options, Alamos RSUs, Alamos SARs or Alamos Warrants or Alamos Shareholders who acquired Alamos Shares pursuant to an exercise of such securities. Nor does this summary apply to holders of AuRico Options, AuRico PSUs, AuRico RSUs or AuRico DSUs or AuRico Shareholders who acquired AuRico Shares pursuant to an exercise of such securities. Such holders should consult their own tax advisor with respect to the potential tax consequences to them of the Alamos Continuance pursuant to the Alamos Continuance Resolution and the Arrangement.

This summary is based on facts set out in this Circular, the current provisions of the Tax Act and the regulations promulgated thereunder (the “Regulations”) and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) made publicly available as of the date prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations (the “Proposed Amendments”) announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in their form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Alamos Shareholder or AuRico Shareholder and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, Alamos Shareholders and AuRico Shareholders should consult their own tax advisors for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Generally, for the purposes of the Tax Act and the Regulations, all amounts relating to the acquisition, holding or disposition of the Alamos Shares, AuRico Shares, Class A Shares and AuRico Metals Shares must be converted into Canadian dollars based on the prevailing exchange rates at the relevant times and as determined in accordance with the Tax Act. The amount required to be included in the income of, and capital gains realized by, an Alamos Shareholder or an AuRico Shareholder may be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

Shareholders Resident in Canada

The following portion of this summary is applicable to an Alamos Shareholder and an AuRico Shareholder who is resident, or deemed to be resident, in Canada for purposes of the Tax Act (a “Resident Alamos Shareholder” and a “Resident AuRico Shareholder”, respectively, and collectively, “Resident Shareholders”).

Certain Resident Shareholders who might not otherwise be considered to hold their Alamos Shares or AuRico Shares as capital property may be entitled, in certain circumstances, to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and all other “Canadian securities” as defined in the Tax Act owned by such shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Resident Shareholders contemplating making a subsection 39(4) election should consult their tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

Alamos Continuance

For the Arrangement to become effective, Alamos Shareholders must approve the Alamos Continuance Resolution, which will permit Alamos to be continued as an Ontario corporation. The Alamos Continuance Resolution will not result in a disposition of Alamos Shares by a Resident Alamos Shareholder for purposes of the Tax Act.

Exchange of Alamos Shares for Cash and AuRico Shares

A Resident Alamos Shareholder who exchanges Alamos Shares for AuRico Shares and cash pursuant to the Arrangement will realize a capital gain (or capital loss) to the extent that the aggregate of the cash received and the fair market value of the AuRico Shares received at the time of the exchange, net of any reasonable costs of dispositions, exceeds (or is exceeded by) the adjusted cost base of the Resident Alamos Shareholder’s Alamos Shares, unless the Resident Alamos shareholder is an Eligible Holder (defined below) who chooses to jointly elect under section 85 of the Tax Act (“Section 85 Election”) as described in the following paragraph. See “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

A Resident Alamos Shareholder who is an Eligible Holder (defined below) and whose Alamos Shares are exchanged for AuRico Shares pursuant to the Arrangement is entitled to make a Section 85 Election jointly with AuRico and may thereby defer the realization of all or a portion of any capital gain that might otherwise arise on the disposition of such Resident Alamos Shareholder’s Alamos Shares. The availability and extent of the deferral will depend on the Elected Amount (as defined and discussed below) designated and the Resident Shareholder’s adjusted cost base of the Alamos Shares at the time of the exchange, and is subject to the Section 85 Election requirements under the Tax Act.

An “Eligible Holder” is a beneficial owner of Alamos Shares immediately prior to the Effective Time who is (a) resident in Canada for purposes of the Tax Act and is not exempt from tax under Part I of the Tax Act, (b) a person not resident in Canada for the purposes of Part I of the Tax Act whose Alamos Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Alamos Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership, if one or more members of the partnership are (i) described in (a) or (ii) a nonresident of Canada for purposes of the Tax Act and who are not exempt from Canadian tax in respect of any gain realized on the disposition of Alamos Shares by the partnership by reason of an exemption contained in an applicable income tax treaty or convention.

An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) on the prescribed election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Alamos Shares. In general, the Elected Amount may not be:

(a)	less than the aggregate amount of cash received by the Eligible Holder on the exchange;

(b)

less than the lesser of (i) the Eligible Holder’s aggregate adjusted cost base of Alamos Shares immediately before the time of exchange, and (ii) the aggregate fair market value of such Alamos Shares, at the time of the exchange; or

(c)	greater than the aggregate fair market value of such Alamos Shares at the time of exchange.

Elected Amounts that do not comply with the foregoing limitations will be automatically adjusted under the Tax Act so that they are in compliance.

The treatment to an Eligible Holder who properly makes a valid Section 85 Election generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Eligible Holder’s Alamos Shares for proceeds of disposition equal to the Elected Amount;

(b)

the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Holder’s adjusted cost base of Alamos Shares at the time of exchange and any reasonable costs of disposition;

(c)

the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is exceeded by) the aggregate of the Eligible Holder’s adjusted cost base of Alamos Shares at the time of exchange and any reasonable costs of disposition; and

(d)

the aggregate cost to the Eligible Holder of AuRico Shares acquired on the exchange will equal the Elected Amount less the amount of cash received, and for the purpose of determining the Eligible Holder’s adjusted cost base of those AuRico Shares, such cost will be averaged with the Eligible Holder’s adjusted cost base of any other AuRico Shares held at the time of exchange by the Eligible Holder as capital property.

An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the Alamos Letter of Transmittal. A tax instruction letter will be sent to the Eligible Holder after the Eligible Holder completes and returns the Alamos Letter of Transmittal to the Depositary. A tax instruction letter may also be obtained on Alamos’ website at www.alamosgold.com on or around the Effective Date. The tax instruction letter will provide general instructions on how to make the Section 85 Election with AuRico to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the exchange of the Eligible Holder’s Alamos Shares.

The federal prescribed tax election form for making a Section 85 Election is CRA form T2057 (or, if the Eligible Holder is a partnership, CRA form T2058) (the “Election Form”). A provincial jurisdiction may require a separate joint election be filed for provincial income tax purposes. Eligible Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. In addition, special compliance rules apply where Alamos Shares are held in joint ownership or are held as partnership property, and affected Eligible Holders should consult their own tax advisors to determine all relevant filing requirements and procedures (including under provincial income tax law) applicable in their particular circumstances.

To make a Section 85 Election, an Eligible Holder must ensure that the necessary tax election information, including the number of Alamos Shares exchanged, the adjusted cost base of the Eligible Holder’s Alamos Shares, and the amount of cash and the number of AuRico Shares received on the exchange, and the applicable Elected Amount (the “Section 85 Election Information”), is provided to the appointed representative, as directed by AuRico in accordance with the procedures set out in the tax instruction letter, on or before 60 days after the Effective Date (the “Tax Election Deadline”). AuRico (by its successor, Amalco) shall, within 60 days after the Tax Election Deadline, and subject to the Eligible Holder furnishing Section 85 Election Information that is correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), complete and sign the election forms necessary to make the Section 85 Election and deliver the signed and completed election forms for approval and signature for filing by the Eligible Holder with the CRA (or the applicable provincial tax authority). Each Eligible Holder shall be solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required filing deadline.

Under the Arrangement, AuRico has agreed to make a Section 85 Election (and any corresponding election under any applicable provincial income tax legislation) only with Eligible Holders, and in each case only at the Elected Amount selected by the Eligible Holder (subject to the limitations set out in the Tax Act and any applicable provincial income tax legislation). Except for the obligation to complete, sign and deliver joint election forms for which complete and accurate Section 85 Election Information is received on or before the Tax Election Deadline, neither Alamos, AuRico nor any successor corporation shall be responsible for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely submit Section 85 Election Information or file such joint election forms by the applicable deadline. In its sole discretion, AuRico or any successor corporation may choose to make a Section 85 Election with an Eligible Holder from whom it receives Section 85 Election Information after the Tax Election Deadline, but will have no obligation to do so.

To avoid late filing penalties imposed under the Tax Act, each Eligible Holder who makes a Section 85 Election must ensure that the joint election is received by the appropriate income tax authorities on or before the earliest day by which either AuRico or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. AuRico’s 2015 taxation year is scheduled to end on the Effective Date as a result of the Arrangement and its income tax return for that taxation year will be due six months thereafter. Each Eligible Holder is urged to consult the Eligible Holder’s own tax advisor as soon as possible respecting the deadlines applicable to the Eligible Holder’s particular circumstances.

If AuRico does not receive an Eligible Holder’s Section 85 Election Information in accordance with the procedures set out in the tax instruction letter on or before the Tax Election Deadline, the Eligible Holder may not be able to benefit from the rollover provisions in the Tax Act (or corresponding provisions of any applicable provincial income tax legislation).

Accordingly, all Eligible Holders who wish to make an Section 85 Election should give immediate attention to this matter and in particular should consult their own tax advisors without delay. The instructions for requesting a tax instruction letter will be set out in the Alamos Letter of Transmittal. Eligible Holders are referred to CRA Information Circular 76-19R3 and CRA Interpretation Bulletin IT-291R3 (archived) for further information respecting the Section 85 Election. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements not addressed in this summary.

Exchange of AuRico Shares for Amalco Shares

A Resident AuRico Shareholder (including an Alamos Shareholder who exchanges Alamos Shares pursuant to the Arrangement and receives AuRico Shares) who exchanges AuRico Shares for Amalco Shares pursuant to the Arrangement shall be deemed to have disposed of the AuRico Shares for proceeds equal to the adjusted cost base of the AuRico Shares and to have acquired the Amalco Shares at a cost equal to the adjusted cost base of the AuRico Shares. Accordingly, a Resident AuRico Shareholder will not realize a capital gain (or capital loss) on the exchange of AuRico Shares for Amalco Shares.

Exchange of Amalco Shares for Class A Shares and AuRico Metals Shares

Management of AuRico advised counsel that it expects the “paid-up capital” (as defined in the Tax Act) in respect of the Amalco Shares immediately prior to the distribution of the AuRico Metals Shares pursuant to the Arrangement to be substantially in excess of the aggregate fair market value of the AuRico Metals Shares so distributed. In the event that the fair market value of the AuRico Metals Shares at the time of the distribution of such shares, pursuant to the Arrangement, will exceed the paid-up capital in respect of all Amalco Shares immediately before that time, Amalco will be deemed to have paid a dividend on the Amalco Shares equal to the amount of any excess and each Resident Holder of Amalco Shares will be deemed to have received a pro rata portion of the dividend, based on the proportion of Amalco Shares held.

Provided that the fair market value of all AuRico Metals Shares at the time of distribution does not exceed the paid-up capital of all Amalco Shares immediately before that time, a Resident Shareholder whose Amalco Shares are exchanged for Class A Shares and AuRico Metals Shares will be considered to have disposed of the Amalco Shares for proceeds of disposition equal to the greater of: (a) the adjusted cost base to the Resident Shareholder of the Amalco Shares immediately before the exchange; and (b) the fair market value of the AuRico Metals Shares at the time of the exchange. Consequently, a Resident Shareholder will realize a capital gain only to the extent that the fair market value of the AuRico Metals Shares received exceeds the adjusted cost base of such Resident Shareholder’s Amalco Shares.

In the event that the fair market value of all AuRico Metals Shares at the time of distribution were to exceed the paid-up capital of all Amalco Shares immediately before the distribution, the proceeds of disposition of the Resident Shareholder’s Amalco Shares would be reduced by the amount of the dividend referred to in the previous paragraph that such Resident Shareholder is deemed to have received. See “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act. The taxation of dividends, including deemed dividends, is described below under the heading “Taxation of Dividends on Class A Shares or AuRico Metals Shares”.

The cost to a Resident Shareholder of Class A Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base of the Resident Shareholder’s Amalco Shares immediately before the exchange exceeds the fair market value, at the time of such exchange pursuant to the Arrangement, of the AuRico Metals Shares received by the Resident Shareholder. The cost to a Resident Shareholder of the AuRico Metals Shares acquired on the exchange will be equal to the fair market value of the AuRico Metals Shares at the time of the distribution of such shares pursuant to the Arrangement.

Disposition of Class A Shares or AuRico Metals Shares

The disposition or deemed disposition of Class A Shares or AuRico Metals Shares by a Resident Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Shareholder of those shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the tax treatment of capital gains and capital losses under the Tax Act.

Taxation of Dividends on Class A Shares or AuRico Metals Shares

In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on Class A Shares or AuRico Metals Shares will be included in computing the individual’s income and will be subject to gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends in respect of the Class A Shares or AuRico Metals Shares that are designated as an “eligible dividend” in accordance with the Tax Act. There may be limitations on Amalco’s ability or AuRico Metals’ ability to designate dividends on the Class A Shares or AuRico Metals Shares, as the case may be, as “eligible dividends”.

In the case of a Resident Shareholder that is a corporation, dividends received or deemed to be received on Class A Shares or AuRico Metals Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income to the extent and under the circumstances provided in the Tax Act.

A Resident Shareholder that is, or is deemed to be, a “private corporation” (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Class A Shares or AuRico Metals Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year must be included in the Resident Shareholder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Shareholder in a taxation year must be deducted from taxable capital gains realized by the shareholder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may, generally, be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation may be reduced by the amount of dividends received or deemed to be received by the Resident Shareholder on the particular share disposed of (or on shares for which such shares have been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a Resident Shareholder is a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Dissenting Shareholders

AuRico Shareholders and Alamos Shareholders are permitted to dissent from the Arrangement and, in the case of Alamos Shareholders, the Alamos Continuance, in the manner set out in section 185 of the OBCA in respect of AuRico Shareholders and sections 237 to 247 of the BCBCA in respect of Alamos Shareholders. A Resident AuRico Shareholder or a Resident Alamos Shareholder who is a Dissenting Shareholder (a “Resident Dissenting AuRico Shareholder” and a “Resident Dissenting Alamos Shareholder”, respectively and collectively, a “Resident Dissenting Shareholder”) will be entitled, in the event the Arrangement or Alamos Continuance, as applicable, becomes effective, to be paid by AuRico or Alamos, as the case may be, the fair value of the AuRico Shares or Alamos Shares held by such Resident Dissenting AuRico Shareholder or Resident Dissenting Alamos Shareholder as of the appropriate date. A Resident Dissenting AuRico Shareholder or Resident Dissenting Alamos Shareholder will be deemed to have disposed of the AuRico Shares or Alamos Shares, as the case may be, for proceeds of disposition equal to the cash payment received by the Resident Dissenting AuRico Shareholder or the Resident Dissenting Alamos Shareholder (excluding the amount of any interest awarded by a court) and will realize a deemed dividend to the extent that the cash payment received (excluding the amount of any interest awarded by a court) exceeds the paid-up capital in respect of the AuRico Shares or Alamos Shares, as the case may be, and a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition and net of the deemed dividend, exceed (or are exceeded by) the adjusted cost base of such AuRico Shares or Alamos Shares, as the case may be, to the Resident Dissenting AuRico Shareholder or the Resident Dissenting Alamos Shareholder. Any such deemed dividend will generally be subject to the tax treatment described above under the heading “Taxation of Dividends on Class A Shares or AuRico Metals Shares” and any such capital gain (or capital loss) will be subject to the tax treatment described above under the heading “Taxation of Capital Gains and Capital Losses”.

A Resident Dissenting Shareholder who receives interest awarded by a court will be required to include the full amount of such interest in income. In addition, a Resident Dissenting Shareholder that, throughout its taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including interest income.

Additional income tax considerations may be relevant to Resident Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Resident Dissenting Shareholders should consult their own tax advisors.

Shareholders Not Resident in Canada

The following section of the summary is applicable to an Alamos Shareholder and an AuRico Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold their Alamos Shares or AuRico Shares and will not, and will not be deemed to, use or hold their Class A Shares or AuRico Metals Shares acquired pursuant to the Arrangement in or in the course of, carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Resident Alamos Shareholder” and a “Non-Resident AuRico Shareholder”, respectively, and collectively, “Non-Resident Shareholders”).

Alamos Continuance

For the Arrangement to become effective, Alamos Shareholders must approve the Alamos Continuance Resolution, which will permit Alamos to be continued as an Ontario corporation. The Alamos Continuance Resolution will not result in a disposition of Alamos Shares by a Non-Resident Shareholder for purposes of the Tax Act.

Exchange of Alamos Shares for Cash and AuRico Shares

A Non-Resident Alamos Shareholder who exchanges Alamos Shares for cash and AuRico Shares pursuant to the Arrangement will not be liable to tax under the Tax Act in respect of any capital gain realized on the disposition unless such shares constitute “taxable Canadian property” for the purposes of the Tax Act and the Non-Resident Alamos Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, a share of a corporation that is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NYSE) and that is not otherwise deemed under the Tax Act to be “taxable Canadian property”, will not constitute “taxable Canadian property” of a Non-Resident Shareholder unless, at any time during the sixty (60) month period that ends at the time of disposition: (a) (i) the Non-Resident Shareholder, (ii) persons with whom the Non-Resident Shareholder does not deal at arm’s length, (iii) partnerships in which the NonResident Shareholder or a person described in (ii) holds an interest directly or indirectly through one or more partnerships, or (iv) any combination of (i) to (iii), owned 25% or more of any class or series of shares in the capital stock of the particular corporation; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, “timber resource property”, or any option in respect of, or interest in, such properties, whether or not the property or properties exists (all, as defined in the Tax Act).

In the event that the Alamos Shares constitute “taxable Canadian property” of a Non-Resident Shareholder for the purposes of the Tax Act, and the Non-Resident Shareholder meets the definition of an Eligible Holder (defined above), the Non-Resident Shareholder will be able to make a joint election under section 85 of the Tax Act. An Eligible Holder who makes a Section 85 Election may obtain a full or partial tax deferral in respect of the disposition of Alamos Shares. See “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Resident in Canada – Exchange of Alamos Shares for Cash and AuRico Shares” for further information regarding a Section 85 Election.

Exchange of AuRico Shares for Amalco Shares

A Non-Resident AuRico Shareholder (including an Non-Resident Alamos Shareholder who exchanges Alamos Shares pursuant to the Arrangement and receives AuRico Shares) who exchanges AuRico Shares for Amalco Shares pursuant to the Arrangement will be deemed to have disposed of the AuRico Shares for proceeds equal to the adjusted cost base of the AuRico Shares and to have acquired the Amalco Shares as a cost equal to the adjusted cost base of the AuRico Shares. Accordingly, a Non-Resident AuRico Shareholder will not realize a capital gain (or a capital loss) on the exchange of AuRico Shares for Amalco Shares.

Exchange of Amalco Shares for Class A Shares and AuRico Metals Shares

Provided that the fair market value of all AuRico Metals Shares at the time of distribution does not exceed the paid-up capital in respect of all Amalco Shares immediately before that time, a Non-Resident Shareholder whose Amalco Shares are exchanged for Class A Shares and AuRico Metals Shares will be considered to have disposed of the Amalco Shares for proceeds of disposition equal to the greater of the adjusted cost base to the shareholder of the Amalco Shares immediately before the exchange and the fair market value of the AuRico Metals Shares at the time of the exchange. A Non-Resident Shareholder will not be liable to tax under the Tax Act in respect of any capital gains realized on the disposition of Amalco Shares unless such shares constitute “taxable Canadian property” for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

In the event that the fair market value of all AuRico Metals Shares at the time of distribution exceeds the paid-up capital of all Amalco Shares immediately before the distribution, such excess will be deemed to be a dividend and each Non-Resident Shareholder will be deemed to have received a pro rata portion of the dividend, based on the proportion of Amalco Shares held. Any such deemed dividend received will be subject to Canadian withholding tax as described under the heading “Taxation of Dividends on Class A Shares or AuRico Metals Shares” below.

To satisfy such Canadian withholding tax, a portion of the AuRico Metals Shares otherwise distributable to a NonResident Shareholder upon the exchange may be sold by Amalco and the proceeds from such sale will be remitted to the CRA.

Disposition of Class A Shares or AuRico Metals Shares

A Non-Resident Shareholder who disposes or is deemed to dispose of Class A Shares or AuRico Metals Shares that were acquired under the Arrangement will not be liable to tax under the Tax Act in respect of any capital gain realized on the disposition unless such shares constitute “taxable Canadian property” for the purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Taxation of Dividends on Class A Shares or AuRico Metals Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder on Class A Shares or AuRico Metals Shares will be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Shareholder that is qualified to claim benefits under an applicable income tax treaty or convention. For example, under the Canada-U.S. Income Tax Convention (the “Canada-U.S. Treaty”), the withholding tax rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in the United States for purposes of the Canada-U.S. Treaty and qualified to claim full benefits under the Canada-U.S. Treaty.

Dissenting Shareholders

AuRico Shareholders and Alamos Shareholders are permitted to dissent from the Arrangement and, in the case of Alamos Shareholders, the Alamos Continuance, in the manner set out in section 185 of the OBCA in respect of AuRico Shareholders and sections 237 to 247 of the BCBCA in respect of Alamos Shareholders. A Non-Resident AuRico Shareholder or a Non-Resident Alamos Shareholder who is a Dissenting Shareholder (a “Non-Resident Dissenting AuRico Shareholder” and a “Non-Resident Dissenting Alamos Shareholder”, respectively, and collectively, “Non-Resident Dissenting Shareholders”) will be entitled, in the event the Arrangement or the Alamos Continuance, as applicable, becomes effective, to be paid by AuRico or Alamos, as the case may be, the fair value of the AuRico Shares or Alamos Shares held by such Non-Resident Dissenting AuRico Shareholder or a NonResident Dissenting Alamos Shareholder as of the appropriate date. A Non-Resident Dissenting AuRico Shareholder and a Non-Resident Dissenting Alamos Shareholder will be deemed to have disposed of the AuRico Shares or Alamos Shares, as the case may be, for proceeds of disposition equal to the cash payment received by the Non-Resident Dissenting AuRico Shareholder or a Non-Resident Dissenting Alamos Shareholder (excluding the amount of any interest awarded by a court) and receive a deemed dividend to the extent that the cash payment received (excluding the amount of any interest awarded by a court) exceeds the paid-up capital in respect of the AuRico Shares or Alamos Shares, as the case may be, and a capital gain to the extent that the proceeds of disposition, net of any reasonable costs of disposition and net of the deemed dividend, exceed the adjusted cost base of such AuRico Shares or Alamos Shares, as the case may be, to the Non-Resident Dissenting AuRico Shareholder or the Non-Resident Dissenting Alamos Shareholder. Any such deemed dividend received will be subject to Canadian withholding tax as described under the heading “Taxation of Dividends on Class A Shares or AuRico Metals Shares”. Any such capital gain will not be subject to tax under the Tax Act unless such shares constitute “taxable Canadian property” to the Non-Resident Dissenting Shareholder for purposes of the Tax Act and the NonResident Holder is not entitled to relief under an applicable income tax treaty or convention.

The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder generally will not be subject to Canadian withholding tax, provided such interest is not “participating debt interest” as defined in the Tax Act.

Additional income tax considerations may be relevant to Non-Resident Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Non-Resident Dissenting Shareholders should consult their own tax advisors.

Eligibility for Investment

In the opinion of Fasken Martineau DuMoulin LLP, counsel to AuRico, and Torys LLP, counsel to Alamos, based on the current provisions of the Tax Act and the proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and provided that the Class A Shares and AuRico Metals Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE), the Class A Shares and AuRico Metals Shares will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts (“TFSAs”), each as defined in the Tax Act.

Notwithstanding the foregoing, if the Class A Shares and AuRico Metals Shares are “prohibited investments” for a particular RRSP, RRIF, or TFSA for purposes of the Tax Act, the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, will be subject to a penalty tax under the Tax Act. Each of the Class A Shares and AuRico Metals Shares will generally not be a “prohibited investment” for these purposes unless the annuitant under the RRSP or RRIF or the holder of the TFSA, as applicable: (i) does not deal at arm’s length with Amalco or AuRico Metals, as the case may be, for purposes of the Tax Act; or (ii) has a “significant interest”, as defined in subsection 207.01(4) of the Tax Act, in Amalco or AuRico Metals, as the case may be. Generally, such an annuitant or holder will not have a “significant interest” in Amalco or AuRico Metals unless the annuitant or holder or persons not dealing at arm’s length with the annuitant or holder, owns directly or indirectly 10% or more of the issued shares of any class of the capital stock of Amalco (or a corporation related thereto) or AuRico Metals (or a corporation related thereto).

In addition, the Class A Shares and AuRico Metals Shares will generally not be a “prohibited investment” if the Class A Shares and AuRico Metals Shares are “excluded property” for purposes of the prohibited investment rules, for a RRSP, RRIF or TFSA.

Annuitants under a RRSP or RRIF and holders of a TFSA should consult their own tax advisors as to whether the Class A Shares and AuRico Metals Shares will be a prohibited investment for such RRSP, RRIF or TFSA in their particular circumstances, including with respect to whether the Class A Shares and AuRico Metals Shares would be “excluded property” for purposes of the prohibited investment rules.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO SHAREHOLDERS

The following is a summary of certain U.S. federal income tax consequences generally applicable to U.S. Holders of AuRico Shares and Alamos Shares relating to the Arrangement and to the ownership and disposition of Class A Shares and AuRico Metals Shares received pursuant to the Arrangement. This summary addresses only U.S. Holders who hold AuRico Shares and Alamos Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the Arrangement or as a result of ownership or disposition of Class A Shares or AuRico Metals Shares received pursuant to the Arrangement, nor does it take into account the specific circumstances of any particular holders, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 10 percent or more of AuRico’s or Alamos’ voting stock, controlled foreign corporations, passive foreign investment companies, Dissenting Shareholders, persons that hold an AuRico or Alamos security as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, U.S. Holders that acquired their AuRico Shares or Alamos Shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan, and U.S. Holders whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), the final, temporary and proposed U.S. Treasury regulations promulgated under the U.S. Tax Code, administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax). U.S. Holders are urged to consult their own tax advisors regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Class A Shares or AuRico Metals Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of AuRico Shares or Alamos Shares, as applicable, that is: (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of AuRico Shares or Alamos Shares, and their partners and other owners, are urged to consult their own tax advisors regarding the tax consequences of the Arrangement and the ownership and disposition of Class A Shares and AuRico Metals Shares received pursuant to the Arrangement.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. U.S. Holders are urged to consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Continuance

The Alamos Continuance, pursuant to the Alamos Continuance Resolution, should qualify as a tax-deferred reorganization under Section 368(a)(1)(F) of the U.S. Tax Code. Alamos Shareholders should not recognize any gain or loss as a result of the continuance.

Exchange, Amalgamation and Conversion Pursuant to the Arrangement

The exchange of Alamos Shares for AuRico Shares followed by the amalgamation of Alamos into Amalco and the conversion of Amalco Shares into Class A Shares pursuant to the Arrangement is intended to qualify as a tax-deferred reorganization under Sections 368(a) of the U.S. Tax Code (a “Reorganization”); the amalgamation of AuRico into Amalco and the conversion of Amalco Shares into Class A Shares pursuant to the Arrangement is also intended to qualify as a Reorganization; and Alamos and AuRico believe each should be so treated. Because the determination of whether the transactions qualify as Reorganizations depends on the resolution of complex legal issues and facts, there can be no assurance that the transactions will qualify as Reorganizations for either Alamos Shareholders or AuRico Shareholders. The tax consequences of the transactions qualifying as Reorganizations or as taxable transactions are discussed below. U.S. Holders are urged to consult their own U.S. tax advisors regarding the proper tax reporting of the exchange, amalgamation and conversion, as applicable.

If the exchange, amalgamation and conversion were treated as a Reorganization for Alamos Shareholders, and the amalgamation and conversion were treated as a Reorganization for AuRico Shareholders, a U.S. Holder that exchanged Alamos Shares or AuRico Shares for Class A Shares pursuant to the Arrangement generally would not recognize gain or loss on the exchange. However, because Alamos Shareholders will be receiving cash of $0.0001 per Alamos Share exchanged in addition to AuRico Shares, any gain realized by such holder must be recognized to the extent of such cash received. A U.S. Holder’s initial aggregate tax basis in the Class A Shares received would be equal to the U.S. Holder’s aggregate adjusted tax basis in the Alamos Shares or AuRico Shares exchanged increased by the amount of gain, if any, recognized by such U.S. Holder and decreased by the amount of any cash received, and a U.S. Holder’s holding period in the Class A Shares received would include the U.S. Holder’s holding period in the Alamos Shares or AuRico Shares exchanged. If the exchange, amalgamation and conversion were not treated as a Reorganization for Alamos Shareholders, and the amalgamation and conversion were not treated as a Reorganization for AuRico Shareholders, a U.S. Holder that, pursuant to the Arrangement, ultimately exchanged Alamos Shares or AuRico Shares for Class A Shares, generally would recognize gain or loss on the exchange equal to the difference, if any, between: (i) the amount of any cash and the fair market value of the Class A Shares (determined as of the Effective Date) ultimately received in exchange for Alamos Shares or AuRico Shares pursuant to the Arrangement; and (ii) the U.S. Holder’s adjusted tax basis in the Alamos Shares or AuRico Shares ultimately exchanged therefor. In such event, a U.S. Holder’s initial tax basis in its Class A Shares would equal their fair market value and the holding period of such Class A Shares would begin on the day after the Effective Date.

Notwithstanding the foregoing, in the case of an Alamos Shareholder who owned Alamos Shares during any year in which Alamos was a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Tax Code (“PFIC”) (years prior to 2006), the foregoing tax consequences do not apply. U.S. Holders are urged to consult their own U.S. tax advisors if this applies to such holders.

Distribution of AuRico Metals Shares to Amalco Shareholders

The receipt of AuRico Metals Shares pursuant to the Arrangement will be treated as a distribution by Amalco in an amount equal to the fair market value of the AuRico Metals Shares. The distribution will be treated as a dividend to the extent such distribution is made out of current or accumulated earnings and profits of Amalco (as determined under U.S. federal income tax principles). To the extent the distribution exceeds Amalco’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the Amalco Shares on which the distribution is made and as a capital gain to the extent it exceeds that basis. Recipients of AuRico Metals Shares pursuant to the Arrangement will have an initial basis, for U.S. federal income tax purposes, in such shares equal to the fair market value of such shares and the holding period of such shares would begin on the day after the Effective Date.

Amalco Shareholders who receive AuRico Metals Shares pursuant to the Arrangement will be required to pay tax on such distribution, to the extent taxable, regardless of the fact that they do not receive cash. If an AuRico Metals Shareholder sells the AuRico Metals Shares received pursuant to the Arrangement in order to pay this tax, the sales proceeds may be greater or less than the amount included in income with respect to the distribution, depending on the market price of the AuRico Metals Shares at the time of the sale, and, if greater, such AuRico Metals Shareholder will incur additional taxable gain and possibly additional tax liability.

Ownership and Disposition of Class A Shares Received Pursuant to the Arrangement

Distributions on Class A Shares

In general, subject to the PFIC rules and the discussion of Amalco’s PFIC status below, the gross amount of any distributions made to a U.S. Holder with respect to a Class A Share (including the amount of any Canadian taxes withheld) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from Amalco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of such distribution exceeds Amalco’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in such Class A Shares and thereafter will be treated as gain from the sale or exchange of such Class A Shares. However, Amalco may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Amalco with respect to the Class A Shares will constitute ordinary dividend income.

As discussed below, neither AuRico nor Alamos expect Amalco to be a PFIC after the Arrangement is consummated. If Amalco is a PFIC under the rules discussed below, distributions will be taxable at ordinary income tax rates. Dividends on Class A Shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

A dividend paid by Amalco to a U.S. Holder that is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Amalco is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s shares and other requirements are met. A corporation generally will be a QFC if the corporation is eligible for the benefits of the Canada-U.S. Treaty or its shares are readily tradable on an established securities market in the United States. However, even if Amalco satisfies one or more of these requirements, which Alamos and AuRico expect Amalco will, Amalco would not be treated as a QFC if Amalco is a PFIC for the tax year during which Amalco pays a dividend or for the preceding tax year. (See the section below under the heading “Passive Foreign Investment Companies”) The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale, Redemption, or other Taxable Disposition of Class A Shares

In general, a U.S. Holder will recognize gain or loss upon the sale, redemption, or other taxable disposition of Class A Shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in its Class A Shares. Subject to the PFIC rules and the discussion of Amalco’s PFIC status below, gain or loss on the disposition of Class A Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A Shares for more than one year. An individual U.S. Holder may be entitled to preferential rates of taxation for long-term capital gains; the deductibility of capital losses is limited under the U.S. Tax Code.

Ownership and Disposition of AuRico Metals Shares Received Pursuant to the Arrangement

Distributions on AuRico Metals Shares

In general, subject to the PFIC rules and the discussion of AuRico Metals’ PFIC status below, the gross amount of any distributions made to a U.S. Holder with respect to an AuRico Metals Share (including the amount of any Canadian taxes withheld) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from AuRico Metals’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of such distribution exceeds AuRico Metals’ current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in such AuRico Metals Shares and thereafter will be treated as gain from the sale or exchange of such AuRico Metals Shares. However, AuRico Metals may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by AuRico Metals with respect to the AuRico Metals Shares will constitute ordinary dividend income.

As discussed below, AuRico and Alamos expect AuRico Metals to be a PFIC after the Arrangement is consummated. If AuRico Metals is a PFIC under the rules discussed below, distributions may be subject to the “excess distribution” rules discussed below regarding the consequences of the ownership of shares of a PFIC. Dividends on AuRico Metals Shares will not be eligible for qualified dividend treatment generally available to U.S. Holders that are non-corporate taxpayers or for the dividends received deduction generally available to U.S. Holders that are corporations.

Sale, Redemption, or other Taxable Disposition of AuRico Metals Shares

In general, a U.S. Holder will recognize gain or loss upon the sale, redemption, or other taxable disposition of AuRico Metals Shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in its AuRico Metals Shares. Subject to the discussion below of AuRico Metals’ PFIC status and the expected application of the PFIC rules, gain or loss on the disposition of AuRico Metals Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the AuRico Metals Shares for more than one year. An individual U.S. Holder may be entitled to preferential rates of taxation for long-term capital gains; the deductibility of capital losses is limited under the U.S. Tax Code.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts, whose income exceeds certain thresholds, generally will be subject to an additional 3.8 percent tax on net investment income, including dividends on, and capital gains from a sale or other taxable disposition of, Class A Shares and AuRico Metals Shares, subject to certain limitations and exceptions. U.S. Holders are urged to consult their own tax advisors regarding the applicability to them of this tax on net investment income.

Foreign Tax Credit

The distribution of AuRico Metals Shares, and any distribution on the Class A Shares or AuRico Metals Shares, in each case to the extent treated as a dividend, will generally be foreign-source income for U.S. foreign tax credit purposes, and should generally constitute “passive category income.” A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Canadian withholding taxes imposed on dividends received on the Class A Shares or AuRico Metals Shares. Special rules may apply in the case of “excess distributions”, as described below. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead deduct the taxes withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The foreign tax credit rules are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit based on their particular circumstances. Gain or loss on the sale of Class A Shares or AuRico Metals Shares generally will be sourced within the United States for U.S. foreign tax credit purposes.

Currency Gain or Loss

The amount of any dividend paid to U.S. Holders in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the dividend is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency exchange gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency exchange gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency exchange gain or loss will be treated as U.S.-source ordinary gain or loss for foreign tax credit purposes.

Passive Foreign Investment Companies

Qualification

A foreign corporation generally will be considered a PFIC if, for a given tax year: (a) 75 percent or more of the gross income of the corporation for such tax year is passive income; or (b) on average, 50 percent or more of the assets held by the corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if a corporation owns, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another corporation, the first corporation will be treated as if it: (a) held a proportionate share of the assets of such other corporation; and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by a corporation from a “related person,” to the extent such items are properly allocable to the income of such related person that is not passive income.

If a corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of the Subsidiary PFIC or a distribution received from the Subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder. To the extent that gain recognized on the actual disposition by a U.S. Holder of shares of a corporation which is a PFIC or income recognized by a U.S. Holder on an actual distribution received on shares of a PFIC was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

PFIC Status of AuRico, Alamos, Amalco and AuRico Metals

Under the PFIC rules, neither AuRico nor Alamos expect to be classified as a PFIC for U.S. federal income tax purposes for the current year, and neither AuRico nor Alamos expect Amalco, following the Arrangement, to be classified as a PFIC for the current year. However, AuRico and Alamos expect AuRico Metals to be classified as a PFIC for the tax year in which the Arrangement occurs. Despite such expectations, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on complex U.S. federal income tax rules which are subject to varying interpretations. Consequently, there can be no assurance regarding the PFIC status of any such company for any tax year. If AuRico, Alamos, Amalco or AuRico Metals is or was a PFIC at any time during a U.S. Holder’s holding period for such shares (regardless of whether such company continues to be a PFIC), then the tax consequences to such U.S. Holder of holding and disposing of such shares will be significantly modified, and generally worsened, by the PFIC rules discussed below. Each U.S. Holder is urged to consult its own tax advisor regarding whether AuRico, Alamos, Amalco or AuRico Metals will be a PFIC for the tax year in which the Arrangement occurs or for any prior or future tax year.

Consequences of the Ownership and Disposition of Shares of a PFIC

Default PFIC Rules Under Section 1291 of the U.S. Tax Code

If any corporation is or has been a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of shares of such company or companies will depend on whether such U.S. Holder makes an election to treat such PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the U.S. Tax Code (a “QEF Election”) or has made a mark to market election under Section 1296 of the U.S. Tax Code (a “Mark to Market Election”) with respect to the PFIC shares. A U.S. Holder that does not make either a timely QEF Election or a Mark to Market Election with respect to shares in a PFIC will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the U.S. Tax Code as follows:

•	any gain on the sale, exchange, or other disposition of shares and any “excess distribution” (defined as an annual distribution that is more than 25 percent in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder’s holding period for the shares;

•	the amount allocated to the current tax year and any year prior to the first year in which the corporation was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for ordinary income for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, calculated as if such tax liability had been due in each such prior year, which interest charge is not deductible by non-corporate U.S. Holders.

The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the PFIC’s shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If a corporation is a PFIC for any tax year during a Non-Electing U.S. Holder’s holding period for the shares of such corporation, the corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether such corporation ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the PFIC shares by electing to recognize gain (which will be taxed under the rules discussed above) as if such shares were sold on the last day of the last tax year for which such corporation was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first year in which its holding period for PFIC shares begins generally will not be subject to the rules of Section 1291 of the U.S. Tax Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of the net capital gain of the PFIC, which will be taxed as long term capital gain to such U.S. Holder, and the ordinary earnings of the PFIC, which will be taxed as ordinary income to such U.S. Holder.

A U.S. Holder that makes a QEF Election with respect to a PFIC will be subject to U.S. federal income tax on such amounts for each tax year in which such corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder. However, for any tax year in which a corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a QEF Election with respect to a PFIC generally (a) may receive a tax-free distribution from such PFIC to the extent that such distribution represents “earnings and profits” of the PFIC that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the shares of such PFIC to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election with respect to shares of a PFIC generally will recognize capital gain or loss on the sale or other taxable disposition of such shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the PFIC shares in which the corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if a party to the Arrangement was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the U.S. Tax Code discussed above) as if the PFIC shares were sold on the qualification date. The “qualification date” is the first day of the first tax year in which the PFIC was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the PFIC shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election with respect to a PFIC and, in a subsequent tax year, such corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which such corporation is not a PFIC. Accordingly, if such corporation becomes a PFIC in a subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent tax year in which such corporation qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the PFIC’s shares. Accordingly, if such U.S. Holder reacquires an interest in such PFIC, such U.S. Holder will be subject to the QEF rules described above for each tax year in which such corporation is a PFIC and such U.S. Holder holds its shares.

U.S. Holders should be aware that there can be no assurance that Amalco or AuRico Metals will satisfy the recordkeeping requirements that apply to a QEF or that it will supply U.S. Holders with information that such U.S. Holders would require to report under the QEF rules, in the event that either Amalco or AuRico Metals were a PFIC and a U.S. Holder wished to make a QEF Election. Each U.S. Holder is urged to consult its own tax advisor regarding the availability and advisability of, and procedure for making, a QEF Election with respect to any party to the Arrangement which is a PFIC or may become a PFIC.

Mark to Market Election

A U.S. Holder may make a Mark to Market Election with respect to shares in a PFIC only if the shares are marketable stock. A PFIC’s shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to Section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Shares regularly traded on the TSX should qualify as marketable stock for this purpose.

A U.S. Holder that makes a Mark to Market Election with respect to its shares in a PFIC generally will not be subject to the rules of Section 1291 of the U.S. Tax Code discussed above. However, if a U.S. Holder makes a Mark to Market Election after the beginning of such U.S. Holder’s holding period for the PFIC shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the U.S. Tax Code discussed above will apply to certain dispositions of, and distributions on, the shares of such PFIC.

A U.S. Holder that makes a Mark to Market Election with respect to shares in a PFIC will include in ordinary income, for each tax year in which corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares in such PFIC as of the close of such tax year over (b) such U.S. Holder’s tax basis in such PFIC shares. A U.S. Holder that makes a Mark to Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the PFIC shares over (ii) the fair market value of such PFIC shares as of the close of such tax year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark to Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark to Market Election for prior tax years.

A U.S. Holder that makes a Mark to Market Election with respect to shares in a PFIC generally also will adjust such U.S. Holder’s tax basis in such PFIC shares to reflect the amount included in gross income or allowed as a deduction because of such Mark to Market Election. In addition, upon a sale or other taxable disposition of such PFIC shares, a U.S. Holder that makes a Mark to Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark to Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark to Market Election for prior tax years).

A Mark to Market Election applies to the tax year in which such Mark to Market Election is made and to each subsequent tax year, unless the shares of the PFIC cease to be “marketable stock” or the IRS consents to revocation of such election. The Mark to Market Election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any Subsidiary PFIC. Each U.S. Holder is urged to consult its own tax advisor regarding the availability and advisability of, and procedure for making, a Mark to Market Election.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences attributable to the shares surrendered or received pursuant to the Arrangement.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information relating to an interest in the Class A Shares or AuRico Metals Shares, subject to certain exceptions (including an exception for Class A Shares or AuRico Metals Shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their own tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Class A Shares and AuRico Metals Shares received pursuant to the Arrangement.

Payments made within the United States or by a U.S. payor or U.S. middleman, of (a) distributions on the Class A Shares or AuRico Metals Shares, (b) proceeds arising from the sale or other taxable disposition of Class A Shares or AuRico Metals Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, currently at a rate of 28 percent, if a U.S. Holder: (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9); (ii) furnishes an incorrect U.S. taxpayer identification number; (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

RISK FACTORS

Shareholders should carefully consider the following risk factors related to the Arrangement. In addition to the risks set out in the documents incorporated by reference in this Circular, the proposed combination of AuRico with Alamos pursuant to the Arrangement is subject to certain risks, including those set out below. For risk factors relating to AuRico Metals, see “Appendix H – Information Concerning AuRico Metals Inc. – Risk Factors”.

Mineral reserve and mineral resource figures pertaining to AuRico’s and Alamos’ properties are only estimates and are subject to revision based on developing information.

Information pertaining to AuRico’s and Alamos’ mineral reserves and mineral resources presented in this Circular or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of AuRico or Alamos are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Amalco may not realize the benefits of the combined company’s growth projects.

As part of its strategy, Amalco will continue its efforts to develop new gold projects and will have an expanded portfolio of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and for other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very possible that actual results for Amalco’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above current estimates. If actual results are less favourable than AuRico or Alamos currently estimate, Amalco’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, approval from Alamos Shareholders, approval from AuRico Shareholders, TSX and NYSE approval, and AuRico and Alamos having obtained all government or regulatory approvals required by law, policy or practice, including Competition Act Approval and Mexican Regulatory Approval. There can be no assurance that any or all such approvals will be obtained. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of AuRico and Alamos.

It is a condition precedent to the completion of the Arrangement that the TSX and NYSE shall have conditionally approved the listing thereon of the Class A Shares to be issued pursuant to the Arrangement and that the TSX shall have conditionally approved the listing thereon of the AuRico Metals Shares to be issued pursuant to the Arrangement. AuRico and Alamos have received conditional approval of the TSX to list the Class A Shares on the TSX under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos will apply to the NYSE to list the Class A Shares on the NYSE under Alamos’ existing ticker symbol “AGI”. AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”.

Amalco may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

Amalco must generate sufficient internal cash flows and/or be able to utilize available financing sources, including its expanded balance sheet, to finance its growth and sustain capital requirements. If Amalco does not realize satisfactory prices for the gold and other minerals that it produces, it could be required to raise additional capital through the capital markets and/or incur borrowings to meet its capital requirements. These financing requirements could adversely affect Amalco’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Amalco might have. If there are significant delays in when Amalco’s projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Amalco’s results of operation, cash flow from operations and financial condition.

In addition, Amalco’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Amalco’s mining or processing operations could materially adversely affect Amalco’s business, results of operations, financial condition and liquidity.

Amalco will have operations in a number of jurisdictions.

Operations, development and exploration activities carried out by Amalco may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. Changes in mining practices or investment policies or shifts in political attitudes may also adversely affect Amalco’s business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, expropriation of property, land use, land claims of local people (including aboriginal land claims), water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Amalco carries on business could materially affect the rights and title to the interests held there by Amalco. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

The integration of AuRico and Alamos may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of AuRico and Alamos and enhanced growth opportunities for Amalco. These anticipated benefits will depend in part on whether AuRico’s and Alamos’ operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to Amalco have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible non-cash impairment of assets, unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Amalco’s operations after completion of the Arrangement could be adversely affected if Amalco cannot retain key employees to assist in the integration and operation of AuRico and Alamos. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of AuRico and Alamos will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

AuRico may become liable to pay the AuRico Termination Payment.

If the Arrangement Agreement is terminated under certain circumstances, AuRico may be required to pay the AuRico Termination Payment to Alamos.

Moreover, if AuRico is required to pay the AuRico Termination Payment under the Arrangement Agreement and AuRico does not enter into or complete an alternative transaction, the financial condition of AuRico may be materially adversely affected.

The AuRico Termination Payment provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with AuRico.

Under the Arrangement Agreement, AuRico is required to pay the AuRico Termination Payment in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The AuRico Termination Payment may discourage other parties from attempting to propose a significant business transaction with AuRico, even if a different transaction could provide better value than the Arrangement to AuRico Shareholders.

Alamos may become liable to pay the Alamos Termination Payment.

If the Arrangement Agreement is terminated under certain circumstances, Alamos may be required to pay the Alamos Termination Payment to AuRico.

Moreover, if Alamos is required to pay the Alamos Termination Payment under the Arrangement Agreement and Alamos does not enter into or complete an alternative transaction, the financial condition of Alamos may be materially adversely affected.

The Alamos Termination Payment provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Alamos.

Under the Arrangement Agreement, Alamos is required to pay the Alamos Termination Payment in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Alamos Termination Payment may discourage other parties from attempting to propose a significant business transaction with Alamos, even if a different transaction could provide better value than the Arrangement to Alamos Shareholders.

Following completion of the Arrangement, Amalco may issue additional equity securities.

Following completion of the Arrangement, Amalco may issue equity securities to finance its activities, including in order to finance acquisitions. If Amalco were to issue Class A Shares, a holder of such shares may experience dilution in Amalco’s earnings per share. Moreover, as Amalco’s intention to issue additional equity securities becomes publicly known, Amalco’s share price may be materially adversely affected.

Asset Impairment.

Amalco will have a significant amount of long-lived assets and goodwill on its consolidated balance sheet, in particular Amalco’s Young Davidson Mine in Ontario, Canada, which currently has a carrying value of approximately $1.5 billion (exclusive of goodwill). It is anticipated that, on a quarterly basis, Amalco’s management will review and evaluate its mining properties for indicators of impairment, and annually a goodwill impairment test will be required. If impairment exists, it could result in Amalco being required to record a material non-cash impairment charge.

Non-Assignable Contracts.

In connection with the Arrangement, AuRico is required to transfer to AuRico Metals certain contracts, rights and assets. In order to effect such transfer, including the transfer of the Australian Royalties, it may be necessary to obtain consents to such transfer and such transfer may trigger pre-existing rights (such as rights of first refusal, rights of pre-emption and rights of first offer) that counter parties to such contracts may have. In the event that required consents are not obtained or pre-existing rights are exercised, AuRico Metals may not receive the contracts, rights or assets it expects to receive as disclosed in this Circular and may not be compensated for or receive alternative assets in return or as compensation for the loss of such contracts, rights or assets. If the transfer of such contracts, rights or assets is not completed this could have a material and adverse impact on AuRico Metals and its future operations.

Each of Fosterville, Leviathan and Stawell has a right of first refusal and a right of first offer if the Fosterville Royalty, Leviathan Royalty or Stawell Royalty, as applicable, is transferred or assigned to a Person that is not an affiliate of AuRico. Fosterville, Leviathan and Stawell have notified AuRico that they believe the transfer or assignment to AuRico Metals of the Fosterville Royalty, the Leviathan Royalty and the Stawell Royalty, as applicable, trigger such rights of first refusal or rights of first offer. It is the view of AuRico that the transactions contemplated by the Arrangement constitute a transfer to an affiliate of AuRico and accordingly no right of first refusal or right of first offer is applicable. However, should AuRico’s view not prevail and if: (i) Fosterville exercises its right of first refusal or right of first offer to acquire the Fosterville Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; (ii) Leviathan exercises its right of first refusal or right of first offer to acquire the Leviathan Royalty, then the “Leviathan Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; or (iii) Stawell exercises its right of first refusal or right of first offer to acquire the Stawell Royalty, then the “Stawell Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition.

INFORMATION CONCERNING AURICO

AuRico is a Canadian gold producer with mines and projects in North America. AuRico’s core operations include the Young Davidson Mine in Ontario, Canada and the El Chanate Mine in Sonora, Mexico.

AuRico was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By articles of amendment dated April 17, 1998, AuRico changed its name to “Gammon Lake Resources Inc.” and consolidated its common shares on a 15:1 basis. By articles of amendment dated June 7, 2007, AuRico changed its name to “Gammon Gold Inc.”. On June 14, 2011, AuRico effected its name change from “Gammon Gold Inc.” to “AuRico Gold Inc.”. On August 26, 2011, AuRico filed articles of continuance to continue the company under the laws of Ontario. AuRico is now a corporation existing under the OBCA. AuRico’s registered and head office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

AuRico is a reporting issuer in all of the provinces and territories of Canada. The AuRico Shares are listed on the TSX and the NYSE under the symbol “AUQ”. On April 10, 2015, the last trading day prior to the announcement that AuRico and Alamos had entered into the Arrangement Agreement, the closing prices of the AuRico Shares on the TSX and the NYSE were C$3.78 and $2.99 respectively. See “Appendix J – Information Concerning AuRico Gold Inc.” for further information on AuRico.

INFORMATION CONCERNING ALAMOS

Alamos is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. Alamos owns and operates the Mulatos Mine within Alamos’ Salamandra concessions in the state of Sonora, Mexico, which it acquired in February 2003. Alamos also owns the development stage Esperanza Project in Morelos State, Mexico, and the Quartz Mountain Project in Oregon, USA, each of which it acquired in 2013 and the development stage Agi Dagi Project and Kirazl1 Project in the Biga district of northwestern Turkey, each of which Alamos acquired in 2010.

Alamos was formed by the amalgamation of Alamos Minerals Ltd., a company incorporated under the laws of the Province of British Columbia, and National Gold Corporation, a company incorporated under the laws of the Province of Alberta, and continued into the Province of British Columbia under the former Company Act (British Columbia) on February 21, 2003, with the resulting amalgamated company continuing under the name “Alamos Gold Inc.” The BCBCA came into force on March 29, 2004, and on July 15, 2004, after obtaining shareholder approval, Alamos altered its Notice of Articles to increase its authorized capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and adopted new articles that take advantage of certain business flexibilities available under the BCBCA. Alamos’ registered office is located at 1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 and its head office is located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, M5H 3P5.

Alamos is a reporting issuer in all of the provinces and territories of Canada. The Alamos Shares are listed on the TSX and the NYSE under the symbol “AGI” and the Alamos Warrants are listed and posted for trading on the TSX under the symbol “AGI.WT”. On April 10, 2015, the last trading day prior to the announcement that AuRico and Alamos had entered into the Arrangement Agreement, the closing prices of the Alamos Shares on the TSX and NYSE were C$7.41 and $5.89, respectively. See “Appendix K – Information Concerning Alamos Gold Inc.” for further information on Alamos.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

On completion of the Arrangement, Amalco will be a corporation existing under the OBCA and the former AuRico Shareholders and Alamos Shareholders will be shareholders of Amalco.

The business and operations of Amalco will be consolidated and the principal executive office of Amalco will be 130 Adelaide Street West, Suite 2200, Toronto, Ontario, M5H 3P5 immediately following consummation of the Arrangement.

In addition, the former AuRico Shareholders and Alamos Shareholders will be shareholders of AuRico Metals, and immediately following completion of the Arrangement, Amalco will hold 4.9% of the AuRico Metals Shares.

AuRico and Alamos have received conditional approval of the TSX to list the Class A Shares on the TSX under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos will apply to the NYSE to list the Class A Shares on the NYSE under Alamos’ existing ticker symbol “AGI”. AuRico and Alamos have received conditional approval to list the Amalco Warrants on the TSX under the symbol “AGI.WT”.

Organization Chart

The following chart shows, in a simplified manner, the relationship between Amalco and AuRico Metals immediately following completion of the Arrangement. Below each company’s name is the jurisdiction in which the company was incorporated (or continued), formed or organized.

Note:

(1)	Other 50% held by Minera Frisco, S.A.B de C.V.

Description of the Business

Amalco will be a Canadian-based intermediate gold producer with a diversified portfolio of assets located in stable jurisdictions, including Canada, Mexico and Turkey, and a significant pipeline of high-quality development projects.

Amalco will own 100% of Alamos’ former asset portfolio, which includes the Mulatos Mine located within the Salamandra concessions in the state of Sonora, Mexico, the development-stage Ag1 Dag1, Kirazli and Camyurt projects in the Biga district of northwestern Turkey, the Esperanza Project in Morelos State, Mexico and the Quartz Mountain Property in Oregon, USA.

Amalco will also own 100% of the Young Davidson Mine in Ontario, Canada and 100% of the El Chanate Mine in Sonora, Mexico, previously owned and operated by AuRico, as well as holding AuRico’s 25% interest in the Lynn Lake Project in Manitoba, Canada, and 50% interest in the Orion Project in Nayarit, Mexico.

It is expected that Amalco will produce between 375 koz to 425 koz of gold in 2015 in Mexico and Canada, with the potential to increase production to over 700 koz of gold annually.

Directors and Officers of Amalco

Amalco Directors

The Amalco Board from the Effective Date until the next annual meeting or until their successors are elected or appointed shall consist of five nominees appointed by AuRico and five nominees appointed by Alamos and shall be comprised of the following persons (subject to such persons accepting such appointment):

Alan Edwards (Non-Executive Chairman)
Mark Daniel
Patrick Downey
David Fleck
David Gower
John McCluskey
Paul Murphy
Scott Perry
Ronald Smith
Kenneth Stowe

Amalco Officers

The following individuals will (subject to their acceptance and the terms of the Arrangement Agreement) be appointed to the following positions with Amalco following the Effective Date until their resignation or termination, as indicated pursuant to the Plan of Arrangement:

Name	Title
John McCluskey	President and Chief Executive Officer
Peter MacPhail	Chief Operating Officer
Jamie Porter	Chief Financial Officer
Charles Tarnocai	Vice President, Corporate Development
Andrew Cormier	Vice President, Construction and Development
Greg Fisher	Vice President, Finance
Christine Barwell	Vice President, Human Resources

The following individuals will (subject to their acceptance and the terms of the Arrangement Agreement) be appointed to equivalent positions to their current positions with Amalco following the Effective Date until their resignation or termination, as indicated pursuant to the Plan of Arrangement.

Name	Current Title
Luis Chavez	Senior Vice-President Mexico
Chris Bostwick	Senior Vice-President Technical Services

The remaining initial senior officers of Amalco following the Effective Date will be designated by the Chief Executive Officer.

Description of Share Capital

Class A Shares

Amalco will be authorized to issue an unlimited number of Class A Shares, having the following rights, privileges, restrictions and conditions attaching thereto:

(a)

Voting – Amalco Shareholders shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Class A Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Class A Shares who are entitled to vote separately as a class or series at such meeting.

(b)

Dividends - subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Class A Shares with respect to the payment of dividends, Amalco Shareholders shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

(c)

Liquidation - in the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, Amalco Shareholders shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with Amalco Shareholders, be entitled to receive the remaining property and assets of Amalco.

By-laws

The Amalco By-laws are set out in Appendix O attached to this Circular. Pursuant to the Amalco By-laws, the chairman of Amalco shall have a second or casting vote at meetings of the Amalco Board. Until the second anniversary of the Effective Date, the removal of, or failure to reappoint, Mr. John McCluskey as President and Chief Executive Officer of Amalco and any modification or amendment to any employment or similar agreement with Mr. John McCluskey in effect at the Effective Date shall require the affirmative vote of not less than two-thirds of the disinterested directors, and the affirmative vote of at least two-thirds of the disinterested directors shall be required to amend the By-law provision relating to the foregoing. Further, the directors of Amalco delegate to the President and Chief Executive Officer of Amalco the power to appoint or remove the officers of Amalco, other than the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chair or the President, if any, of Amalco, and the affirmative vote of at least two-thirds of the disinterested directors shall be required to amend the By-law provision relating to the foregoing. See “Appendix O – Amalco By-laws”.

Selected Amalco Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Amalco’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix L to this Circular. The pro forma consolidated statement of operations for the year ended December 31, 2014 and the pro forma consolidated interim statement of operations for the three-month period ended March 31, 2015 have been prepared in accordance with principles consistent with IFRS for illustrative purposes only. The pro forma consolidated balance sheet as at March 31, 2015 has been prepared in accordance with principles consistent with IFRS for illustrative purposes only.

The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of AuRico and the unaudited consolidated statement of financial position of Alamos as at March 31, 2015 and gives pro forma effect to the completion of the Arrangement as if it had occurred on March 31, 2015. The pro forma consolidated statement of operations for the year ended December 31, 2014 and the pro forma consolidated statement of operations for the three-month period ended March 31, 2015 have been prepared, respectively, from the audited consolidated statement of operations of AuRico and the audited consolidated statement of comprehensive income of Alamos for the year ended December 31, 2014 and consolidated statement of operations of AuRico and the consolidated statement of comprehensive income of Alamos for the three-month period ended March 31, 2015 and gives pro forma effect to the completion of the Arrangement as if the transaction had occurred on January 1, 2014.

The table below also includes historical results for each of Alamos and AuRico:

	Three months ended March 31, 2015			Year eded December 31, 2014
			Pro forma			Pro forma
	AuRico	Alamos	(note 1)	AuRico	Alamos	(note 2)
(in thousands of U.S. dollars)
Statement of Operations data:
Revenue from mining operations	65,359	44,728	110,601	291,182	169,938	462,920
Net earnings (loss)	(35,258)	2,215	(32,831)	(169,648)	(2,126)	(150,807)
(in U.S. dollars)
Per Share data:
Basic earnings (loss) per share	(0.14)	0.02	(0.07)	(0.68)	(0.02)	(0.30)
Diluted earnings (loss) per share	(0.14)	0.02	(0.07)	(0.68)	(0.02)	(0.30)
Basic earnings (loss) per share, after share exchange			(0.13)			(0.60)
Diluted earnings (loss) per share, after share exchange			(0.13)			(0.60)

	As at March 31, 2015
			Pro forma
	AuRico	Alamos	(note 3)
(in thousands of U.S. dollars)
Balance Sheet data:
Cash and cash equivalents	91,084	351,441	402,961
Total assets	2,284,981	881,854	3,151,786
Total debt, including current portion	312,815	-	312,815
Total liabilities	682,239	95,418	755,958
Shareholders’ equity	1,602,742	881,854	2,395,828

Note 1 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on January 1, 2014.
Note 2 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on January 1, 2014.
Note 3 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on March 31, 2015.

Post-Arrangement Shareholdings and Principal Shareholders

Based on the AuRico and Alamos securities outstanding on May 22, 2015, following completion of the Arrangement (and assuming all AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options and Replacement Options are exchanged for Replacement Amalco Securities, and all Alamos Options are exchanged for Replacement Options and Alamos Warrants are exchanged for Amalco Warrants), former AuRico Shareholders immediately following the Effective Time will hold approximately 50.1% of the Class A Shares issued and outstanding immediately after the Effective Time, while former Alamos Shareholders immediately following the Effective Time will hold approximately 49.9% of the Class A Shares issued and outstanding immediately after the Effective Time. All of the Alamos SARs, Alamos RSUs and Alamos DSUs are cash-settled and are therefore excluded for this purpose.

The Arrangement will not materially affect control of AuRico or Alamos on a combined basis.

To the knowledge of the directors and executive officers of AuRico and Alamos, other than as set forth below, immediately following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Amalco carrying 10% or more of the voting rights attached to any class of voting securities of Amalco:

	Number of Class	% of Class A
Name	A Shares(1)	Shares(1)
Van Eck Associates Corporation	38,815,997	15.20%

Note:

(1)

Based on knowledge of the directors and executive officers of AuRico and Alamos as to the number of AuRico Shares and/or Alamos Shares held as at May 21, 2015 by Van Eck Associates Corporation and assuming 255,435,006 Class A Shares will be issued and outstanding immediately following the Effective Time.

Consolidated Capitalization

For a breakdown of Amalco’s consolidated capitalization, refer to the Amalco unaudited pro forma consolidated financial information attached hereto as Appendix L.

INFORMATION CONCERNING AURICO METALS INC.

AuRico Metals was incorporated on May 7, 2015 under the OBCA for the sole purpose of participating in the Arrangement and has not carried on any active business other than in connection with the Arrangement and related matters. As at the date hereof, AuRico Metals does not have any subsidiaries. AuRico Metals’ registered and head office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

If the Arrangement is completed, AuRico Metals will own or hold, directly or indirectly: (i) the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project; (ii) the AuRico Trade-Marks; (iii) cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project; (iv) cash in an amount equal to $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement); (v) the Earn-In Committed Amount (which must be spent by AuRico Metals, as agent and on behalf of Amalco, on Exploration Expenses); (vi) the AuRico Metals Royalties; and (vii) the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree. See “Appendix H – Information Concerning AuRico Metals Inc.” for further information on AuRico Metals.

AuRico Metals has adopted the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. See “Appendix H – Information Concerning AuRico Metals Inc.” for a description of the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan”

AuRico Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. The full text of the AuRico Metals Incentive Plan Resolution is set out in Appendix Q to this Circular. In order for the AuRico Metals Incentive Plan Resolution to become effective (i) the AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting and (ii) the Arrangement must become effective.

Alamos Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. The full text of the Alamos AuRico Metals Incentive Plan Resolution is set out in Appendix R to this Circular. In order for the Alamos AuRico Metals Incentive Plan Resolution to become effective (i) the Alamos AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting and (ii) the Arrangement must become effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

Earn-In Committed Amount

With effect on the Effective Date, AuRico Metals will grant Amalco an Earn-In Right to earn a 30% participating interest in the Kemess East Project by spending the Earn-In Hurdle Amount. Pursuant to the Earn-In Right, Amalco will covenant to spend the Earn-In Committed Amount (presently expected to be approximately C$9.5 million, subject to upward adjustment). The Earn-In Committed Amount represents the portion of the Earn-In Hurdle Amount that Amalco is irrevocably committed to spend and is obligated to spend, or to pay to AuRico Metals as agent for Amalco. The Earn-In Committed Amount is due and payable in advance to AuRico Metals on the Effective Date. AuRico Metals shall spend the Earn-In Committed Amount, as agent for AuRico on AuRico’s behalf, at the Kemess East Project on Exploration Expenses. After payment of the Earn-In Committed Amount, Amalco may at any time terminate the Earn-In Right. AuRico Metals will be the operator under the Earn-In Right.

If Amalco does not irrevocably elect to spend the Discretionary Amount by January 5, 2016 or does not spend or pay to AuRico Metals, acting as agent for Amalco for AuRico Metals to spend on Amalco’s behalf, the Discretionary Amount by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including for greater certainty, the Earn-In Committed Amount).

Upon Amalco receiving the Earn-In Interest, Amalco and AuRico Metals shall enter into the Joint Venture Agreement on industry standard terms to form the Joint Venture to hold the Kemess East Project and they shall each hold a proportionate interest in the Joint Venture.

At any time and from time to time after Amalco earns the Earn-In Interest, AuRico Metals shall have the right to purchase the participating interest of Amalco (as it may be adjusted from time to time in accordance with the joint venture agreement entered into by Amalco and AuRico Metals) for an amount equal to 1.1 times the amount determined by subtracting the Earn-In Committed Amount from the Earn-In Hurdle Amount. The purchase price may be paid by AuRico Metals in cash or in AuRico Metals Shares based on the 25 day volume-weighted average price of AuRico Metals Shares on the date prior to the date AuRico Metals provides notice to Amalco of the exercise of the Buy Back Right.

Selected Financial Information of AuRico Metals

Set forth below is a summary of certain selected historical carve out financial information and pro forma unaudited financial information after giving effect to the proposed Arrangement with respect to AuRico Metals for the periods indicated. The selected historical carve out financial information of AuRico Metals has been derived from the Kemess Project and Royalties financial statements set out in Appendix H to this Circular. The selected pro forma unaudited financial information has been derived from the pro forma unaudited financial statements set out in Appendix H to this Circular. The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma financial statements, including that the AuRico Shareholders approve the AuRico Arrangement Resolution at the AuRico Meeting, Alamos Shareholders approve the Alamos Resolutions at the Alamos Meeting and the Arrangement is completed. The unaudited pro forma financial statements are for illustrative purposes only and are not necessarily indicative of what the actual results of operations or financial position of AuRico Metals would have been if the Arrangement had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of AuRico Metals for any future periods or as of any date.

				Carve Out		Pro Forma
				Three Months	Pro Forma	Three Months
	Carve Out	Carve Out	Carve Out	Ended	Year Ended	Ended
	Year Ended	Year Ended	Year Ended	March 31,	December 31,	March 31,
	December 31,	December 31,	December 31,	2015	2014	2015
	2012	2013	2014	(unaudited)	(unaudited)	(unaudited)
	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)

Net loss	10,084	7,315	19,432	233	19,432	233
Total assets	169,855	173,737	151,402	138,873		194,632
Total liabilities	31,586	29,537	26,657	30,057		54,719

Risk Factors

The business and operations of AuRico Metals are subject to risks. In addition to considering the other information in this Circular, Alamos Shareholders and AuRico Shareholders should consider carefully the factors set forth in Appendix H hereto, the Alamos AIF, the AuRico AIF, Alamos’ management’s discussion and analysis for the three-month period ended March 31, 2015 and AuRico’s management’s discussion and analysis for the three-month period ended March 31, 2015, which are incorporated by reference in this Circular. See also “Risk Factors”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2015, no informed person of AuRico or Alamos or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any arrangement which has materially affected or will materially affect AuRico or Alamos or either of their subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no: (i) director or executive officer of AuRico or Alamos who has held such position at any time since January 1, 2015; or (ii) associate or affiliate of a person in (i), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the AuRico Meeting or the Alamos Meeting, respectively.

AuRico Collateral Benefits

The execution of the Arrangement Agreement and/or the consummation of the Arrangement may result in: (i) the payment by AuRico of change of control payments (described below) to the following individuals pursuant to their respective employment agreements with AuRico: Scott Perry, Chris Bostwick, Robert Chausse, Luis Chavez, Anne Day, Peter MacPhail, Charlene Milner, Chris Richter, and Chris Rockingham; (ii) the acceleration of the time of payment or the vesting of benefits provided under AuRico’s 2013 LTIP; and (iii) a pro rata payment with respect to the applicable bonus pools established by AuRico in the ordinary course of business and in which they are entitled to participate at the time of termination of employment.

The following AuRico senior officers will receive change of control payments in the aggregate of approximately $6,697,872:

•	Scott Perry, President and Chief Executive Officer

•	Robert Chausse, Executive Vice President and Chief Financial Officer

•	Anne Day, Vice President, Investor Relations and Communications

•	Charlene Milner, Senior Vice President, Finance

•	Chris Richter, Senior Vice President, Corporate Development

•	Chris Rockingham, Vice President, Exploration and Business Development

Senior officers of AuRico continuing with Amalco would, as a result of the Arrangement, be entitled to significant change of control benefits. However, senior officers of AuRico have agreed that in lieu of change of control payments, to instead accept retention and continuity payments over a period of two years. These payments represent a portion of the previous change of control entitlements. As such, in lieu of any change of control payments to which they may otherwise be entitled, AuRico has agreed that the three senior officers of AuRico listed below, who are expected to become senior officers of Amalco, shall be awarded retention and continuity payments totalling $462,456 on the Effective Date and the same amount one year from the Effective Date. In addition, a further $924,912 will be paid two years from the Closing Date.

•	Peter MacPhail, Executive Vice President and Chief Operating Officer

•	Luis Chavez, Senior Vice President, Mexico

•	Chris Bostwick, Senior Vice President, Technical Services

In addition to any benefits to which they may otherwise be entitled, AuRico has agreed that the current senior officers and directors of AuRico shall be entitled to the following benefits based on whether or not such senior officer holds a position as an officer or director with Amalco:

		Not an Executive Officer or Director of Amalco		Executive Officer or Director of Amalco
AuRico Options	• • •

Arrangement will be deemed to be a change-of- control event.

All series of options will fully vest on date of transaction consummation.

All series of options will maintain the original term (i.e. expiry dates).

			•	Arrangement will not be deemed to be a change-of-control event (unless employee is terminated or resigns in the first 24 months following the Effective Date or if a director, the director is not re-elected at the first annual meeting following the Effective Date, in which case they will be treated as per the column to the left).

	•	Note: The AuRico Options will be adjusted post- closing to reflect value of the AuRico Metals distribution by issuing additional options or Amalco RSUs, as determined by the AuRico Board or Amalco Board, as applicable.	•	All series of options will continue to vest as per original vesting schedule.

			•	All series of options will maintain the original term (i.e. expiry dates).

			•	Note: The AuRico Options will be adjusted post-closing to reflect value of the AuRico Metals distribution by issuing additional options or Amalco RSUs, as determined by the AuRico Board or Amalco Board, as applicable.

AuRico DSUs	•	Arrangement will be deemed to be a change-of- control event.	•	Arrangement will not be deemed to be a change-of-control event (unless director is not re-elected at the first annual meeting following the Effective Date in which case they will be treated as per the column to the left).

	•	All AuRico DSUs will fully vest and settle, subject to the below, on the Effective Date.

	•	AuRico Board will resolve that the holders of AuRico DSUs have an option to elect to receive cash or shares or a combination thereof on settlement.	•	AuRico DSUs can be redeemed on departure.

			•	Holders of AuRico DSUs have an option to receive cash or shares on settlement.

	•	A deferral and settlement at option of holder (to be exercised prior to the Effective Date) to no later than December 31 of the first calendar year that commences after the Effective Date may be possible.	•	Note: AuRico DSUs would be adjusted post- closing (increased) for AuRico Metals distribution.

	•	Note: AuRico DSUs would be adjusted post– closing (increased) for AuRico Metals distribution.

AuRico RSUs	•	Arrangement will be deemed to be a change-of- control event.	•	Arrangement will not be deemed to be a change-of-control event (unless the employee is terminated or resigns in the first 24 months following the Effective Date or if a director, the director is not re-elected at the first annual meeting, following the Effective Date, in which case they will be treated in accordance with the column to the left).

	•	All AuRico RSUs will fully vest and settle, subject to the below, on the Effective Date.

	•	AuRico Board will resolve that the holders of AuRico RSUs have an option to elect to receive cash or shares or a combination thereof on settlement.

			•	All AuRico RSUs will vest as per original vesting schedule.

	•	A deferral of vesting and settlement at the option of the holder (to be exercised prior to the Effective Date) to no later than December 31 of the calendar year which is three years after the calendar year in which grant occurred.	•	Holders of AuRico RSUs have an option to receive cash or shares on settlement.

			•	Note: AuRico RSUs would be adjusted (increased) for AuRico Metals distribution.

	•	Note: AuRico RSUs would be adjusted post-closing (increased) for AuRico Metals distribution.

		Not an Executive Officer or Director of Amalco		Executive Officer or Director of Amalco
AuRico PSUs	•	Arrangement will be deemed to be a change-of- control event.	•	Arrangement will not be deemed to be a change-of-control event (unless the employee is terminated or resigns in the first 24 months following the Effective Date, in which case they will be treated in accordance with the column to the left).

	•	All AuRico PSUs will fully vest and settle, subject to the below, on the Effective Date and will be redeemed as per the total shareholder return performance on that day.

	•	A deferral of vesting and settlement at the option of the holder (to be exercised prior to the Effective Date), however such deferral and payment may not be later than December 31 of the calendar year which is three years after the year the AuRico PSUs were granted.	• •	All AuRico PSUs will vest as per original vesting schedule. Holders of AuRico PSUs have an option to receive cash or shares on settlement.
			•	Note: AuRico PSUs would be adjusted post- closing (increased) for AuRico Metals distribution.

	•	Holders of AuRico PSUs have an option on settlement to elect to receive cash or shares or a combination thereof on settlement.

	•	Note: AuRico PSUs would be adjusted post-closing (increased) for AuRico Metals distribution.

If an individual is a senior officer of AuRico and a director of AuRico and such individual will not be continuing as a senior officer of Amalco but will be continuing as a director of Amalco, such individual will be treated as “Not an Executive Officer or Director of Amalco” for the purposes of the above table. In addition, each person appointed as a director or executive officer of AuRico Metals who holds a current position with AuRico will be entitled to the anticipated compensation from AuRico Metals set forth in Appendix H attached hereto.

Alamos Collateral Benefits

The execution of the Arrangement Agreement and/or the consummation of the Arrangement will result in: (i) the payment by Alamos of change of a control payment to Manley Guarducci equal to the sum of (a) two times his annual salary, (b) an amount equivalent to one year’s incentive bonus, based on the average of the prior three (3) years, and (c) an amount equal to the value of the benefits paid for by Alamos the prior year (C$2,106,365 in total); and (ii) the acceleration of the vesting of all Alamos Options, Alamos SARs, Alamos RSUs, Alamos SERP benefits for employees, officers and directors not continuing with Amalco after completion of the Arrangement. Mr. Guarducci’s Alamos RSUs will vest upon consummation of the Arrangement and will be cashed out upon termination and his Alamos SERP benefits will vest upon consummation of the Arrangement and will be treated in accordance with the SERP. The Alamos Board has also agreed that the exercise period for Alamos Options held by Mr. Guarducci will be adjusted to reflect the original expiry date of such Alamos Options, rather than the 90 day period that normally applies in the event of termination.

Senior officers of Alamos continuing with Amalco would, as a result of the Arrangement, be entitled to significant change of control benefits. However, senior officers of Alamos have agreed that in lieu of change of control payments, to instead accept retention and continuity payments over a period of two years. These payments represent 52.9% of the previous change of control entitlements. As such, in lieu of any change of control payments to which they may otherwise be entitled and the acceleration of or immediate vesting of any of their unvested Alamos Options, Alamos SARs, Alamos RSUs or unvested Alamos SERP benefits or accounts to which they may otherwise be entitled, and amendments to their employment contracts, including adding a double-trigger change of control provision, Alamos has agreed that the six senior officers of Alamos listed below, who are expected to become senior officers of Amalco, shall be awarded retention and continuity payments totalling $1,081,851 on the Effective Date and the same amount one year from the Effective Date. In addition, a further $2,163,705 will be paid two years from the Closing Date.

•	John McCluskey, President and Chief Executive Officer

•	Jamie Porter, Chief Financial Officer

•	Charles Tarnocai, Vice President, Corporate Development

•	Greg Fisher, Vice President, Finance

•	Christine Barwell, Vice President, Human Resources

•	Andrew Cormier, Vice President, Construction & Development

In addition to any benefits to which they may otherwise be entitled, Alamos has agreed that the current executive officers and directors of Alamos shall be entitled to the following benefits based on whether or not such executive officer holds a position as an officer or director with Amalco:

		Not an Executive Officer or Director of Amalco		Executive Officer or Director of Amalco
Alamos Options	•

Accelerated vesting (all options vest immediately and become exercisable). Options converted under Arrangement into similar awards with equivalent value issued by Amalco and on same terms and conditions as existing plan, except that post- termination exercise period is extended to match original term.

•

Options converted under Arrangement into similar awards with equivalent value issued by Amalco and on same terms and conditions as existing plan, except that no accelerated vesting for change of control, unless holder is terminated within 24 months (in which case full acceleration of vesting).

	•	Adjusted post-closing for Spin-off Transaction and distribution of AuRico Metals Shares.	•	Adjusted post-closing for Spin-off Transaction and distribution of AuRico Metals Shares.

Alamos SARs	•	N/A.	•

Alamos SARs converted under the Arrangement into similar awards with equivalent value issued by Amalco and on same terms and conditions as existing plan. No accelerated vesting for change of control, unless holder terminated or resigns within 24 months (in which case full acceleration of vesting).

			•	Adjusted post-closing for the Spin-off Transaction and distribution of AuRico Metals Shares.

Alamos RSUs	•	Alamos Board accelerated vesting so that all Alamos RSUs fully vested. Alamos RSUs settled for cash on termination of employment with Alamos.	•

Alamos RSUs converted under the Arrangement into similar awards with equivalent value issued by Amalco and on same terms and conditions as existing plan. No accelerated vesting for change of control, unless holder terminated or resigns within 24 months (in which case full acceleration of vesting).

	•	May be adjusted to reflect the Spin-off Transaction and distribution of AuRico Metals Shares.

			•	Adjusted post-closing for the Spin-off Transaction and distribution of AuRico Metals Shares.

Alamos DSUs	•

Alamos DSUs converted under Arrangement into similar awards with equivalent value issued by Amalco and on same terms and conditions as existing plan, and settled for cash on “redemption date” as defined in plan.

			•	Alamos DSUs converted under Arrangement into similar awards with equivalent value issued by Amalco and on same terms and conditions as existing plan.

	•	Adjusted post-closing for the Spin-off Transaction and distribution of AuRico Metals Shares.	•	Adjusted post-closing for the Spin-off Transaction and distribution of AuRico Metals Shares.

Alamos SERPs	•	Accelerated vesting and benefits paid in accordance with the plan.	•	Plan continues on same terms and conditions. No accelerated vesting for change of control, unless holder terminated or resigns within 24 months (in which case full acceleration of vesting).

In addition, each person appointed as a director or executive officer of AuRico Metals who holds a current position with Alamos will be entitled to the anticipated compensation of AuRico Metals set forth in Appendix H attached hereto.

AUDITORS

KPMG LLP is AuRico’s current auditor. Ernst & Young LLP is Alamos’ current auditor.

EXPENSES OF THE ARRANGEMENT

AuRico and Alamos have agreed in the Arrangement Agreement that each party will pay all of its respective out-of-pocket expenses incurred in connection with the Arrangement, the Alamos Meeting, the AuRico Meeting and the preparation and mailing of this Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, however the parties will share in the payment of the governmental fees in connection with the filings, notifications, applications and/or submissions in relation to the Competition Act Approval and Mexican Regulatory Approval. The estimated costs to be incurred by AuRico and Alamos with respect to the Arrangement and related matters are expected to aggregate approximately $11 million (excluding any change of control payments payable by AuRico or Alamos as a result of the Arrangement).

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Fasken Martineau DuMoulin LLP and Torys LLP. As at May 22, 2015, partners and associates of these firms owned beneficially, directly or indirectly, less than 1% of the outstanding AuRico Shares and less than 1% of the outstanding Alamos Shares.

INTERESTS OF EXPERTS OF AURICO

The audited consolidated financial statements of AuRico as at December 31, 2014 and 2013 and for each of the years in the two-year period ended December 31, 2014, incorporated by reference in this Circular, have been audited by KPMG LLP, Chartered Professional Accountants, as set forth in their report thereon, included therein and incorporated herein by reference. KPMG LLP has advised that they are independent of AuRico within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Information relating to AuRico’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from reports prepared for AuRico or its subsidiaries by Andrew Jennings, Conveyor Dynamics Inc., Chris Elliot, Principal Mining Consultant for SRK, Andrew Witte, Senior Geotechnical Engineer for AMEC of Americas Limited, Gordon Skrecky, Project Manager for AuRico, Jarek Jakubec, Corporate Consultant for SRK, Kenneth Major, President for KWM Consulting Inc., Jeffrey Volk, Director of Reserves and Resources for AuRico, Chris Bostwick, Senior Vice President Technical Services for AuRico and Harold Bent, Environmental Manager for AuRico and have been included in reliance on such persons’ expertise. To AuRico’s knowledge, each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101. To AuRico’s knowledge, as at the date hereof, the aforementioned qualified persons specified above who participated in the preparation of such reports each beneficially own, directly or indirectly, less than one percent of any class of shares of AuRico.

INTERESTS OF EXPERTS OF ALAMOS

The audited consolidated financial statements of Alamos as at December 31, 2014 and 2013 and for each of the years in the two-year period ended December 31, 2014, incorporated by reference in this Circular, have been audited by Ernst & Young LLP, chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference. Ernst & Young LLP has advised that they are independent of Alamos within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Information relating to Alamos’ mineral properties in this Circular and the documents incorporated by reference herein have been derived from reports prepared for Alamos or its subsidiaries by Aoife McGrath, Director, Exploration & Corporate Development for Alamos; Herb Welhener, Vice President of Independent Mining Consultants Inc.; Marc Jutras, Director of Mineral Resources for Alamos; Kristen Simpson, Chief Resource Geologist for Alamos; Mark Odell, Principal, Practical Mining LLC; Michael Lechner, Resource Modeling Inc.; Bruno Barde, Regional Chief Geologist, U.S.A. for Alamos; Joseph Keane, KD Engineering; and, Russell Browne, Associate Engineer for Golder Associates Inc. and have been included in reliance on such persons’ expertise. To Alamos’ knowledge, each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101. To Alamos’ knowledge, none of the aforementioned qualified persons received or has received a direct or indirect interest in Alamos’ property or in the property of any of Alamos’ associates or affiliates. To Alamos’ knowledge, as at the date hereof, the aforementioned persons specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of any class of shares of Alamos.

ADDITIONAL INFORMATION

Additional information relating to AuRico can be found on SEDAR at www.sedar.com and on AuRico’s website at www.auricogold.com. Financial information is provided in AuRico’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 and the three months ended March 31, 2015 and can also be found on SEDAR at www.sedar.com. AuRico shareholders may also contact Anne Day, Vice President, Investor Relations and Communications by phone at 647-260-8880 or by e-mail at info@auricogold.com to request copies of these documents.

Additional information relating to Alamos can be found on SEDAR at www.sedar.com and on Alamos’ website at www.alamosgold.com. Financial information is provided in Alamos’ audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 and the three months ended March 31, 2015 and can also be found on SEDAR at www.sedar.com. Alamos Shareholders may also contact Scott Parsons, Director, Investor Relations, by phone at 416-368-9932 x 439 or by email at sparsons@alamosgold.com to request copies of these documents.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of AuRico Gold Inc. (“AuRico”) have been approved by the Board of Directors of AuRico.

BY ORDER OF THE BOARD OF DIRECTORS
OF AURICO GOLD INC.

(Signed) “Alan R. Edwards”
Alan R. Edwards, Chairman

Toronto, Ontario
May 22, 2015

The contents of this Circular and the sending thereof to the shareholders of Alamos Gold Inc. (“Alamos”) have been approved by the Board of Directors of Alamos.

BY ORDER OF THE BOARD OF DIRECTORS
OF ALAMOS GOLD INC.

(Signed) “Paul J. Murphy”
Paul J. Murphy, Chairman

Toronto, Ontario
May 22, 2015

CONSENTS

Consent of Scotia Capital Inc.

To the Board of Directors of AuRico Gold Inc.:

We refer to the opinion letter dated April 12, 2015 which we prepared for the Board of Directors of AuRico Gold Inc. (“AuRico”) in connection with the plan of arrangement involving AuRico and Alamos Gold Inc. (“Alamos”).

We consent to the inclusion of the opinion letter set out as Appendix F to the summary of the fairness opinion included under the headings “Summary”, and “The Arrangement – AuRico Fairness Opinion” in the management information circular of AuRico and Alamos dated May 22, 2015.

Toronto, Canada	(Signed) “Scotia Capital Inc.”
May 22, 2015

Consent of Maxit Capital LP

To the Board of Directors of Alamos Gold Inc.:

We refer to the opinion letter dated April 12, 2015 which we prepared for the Board of Directors of Alamos Gold Inc. (“Alamos”) in connection with the plan of arrangement involving Alamos and AuRico Gold Inc. (“AuRico”).

We consent to the inclusion of the opinion letter set out as Appendix G to the summary of the fairness opinion included under the headings “Summary”, and “The Arrangement – Alamos Fairness Opinion” in the management information circular of Alamos and AuRico dated May 22, 2015.

Toronto, Canada	(Signed) “Maxit Capital Inc.”
May 22, 2015

GLOSSARY OF TERMS

“3(a)(10) Securities” means the AuRico Shares, the Amalco Shares, Class A Shares, Replacement Amalco Securities, Amalco DSUs, Replacement Options, Amalco RSUs, Replacement SARs, Amalco Warrants and AuRico Metals Shares;

“Acquisition Proposal” means an AuRico Acquisition Proposal or an Alamos Acquisition Proposal, as the context requires;

“Ag1 Dag1 Project” means the Ag1 Dag1 development project in Çanakkale, Turkey;

“Alamos” means Alamos Gold Inc., a company existing under the BCBCA;

“Alamos Acquisition Proposal” means other than the transactions between the Parties or AuRico Metals contemplated by the Arrangement Agreement, any proposal, offer or expression of interest from any Person or group of Persons acting “jointly or in concert”, other than AuRico or an AuRico Subsidiary, to directly or indirectly, acquire in any manner more than 20% of the assets of Alamos (on a consolidated basis) or more than 20% of the Alamos Shares, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, issuer bid, exchange offer, sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Alamos and/or the Alamos Subsidiaries or any of their respective securityholders or any other Person whether by way of a single or multistep transaction or series of related transactions, or a written proposal to do so, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to a Party contemplated by the Arrangement Agreement or the Arrangement or which could reasonably be expected to reduce the benefits to AuRico under the Arrangement Agreement or the Arrangement;

“Alamos AIF” has the meaning given to it in Appendix K;

“Alamos Arrangement Resolution” means the special resolution of the Alamos Shareholders approving the Plan of Arrangement substantially in the form attached as Appendix C to this Circular;

“Alamos AuRico Metals Incentive Plan Resolution” means the ordinary resolution of the Alamos Shareholders approving (i) the AuRico Metals Long Term Incentive Plan and (ii) the AuRico Metals Employee Share Purchase Plan substantially in the form attached as Appendix R to this Circular;

“Alamos Board” means the board of directors of Alamos;

“Alamos Continuance” means the continuance of Alamos from the BCBCA to the OBCA;

“Alamos Continuance Resolution” means the special resolution of the Alamos Shareholders approving the Alamos Continuance substantially in the form attached as Appendix B to this Circular;

“Alamos Deferred Share Unit Plan” means the deferred share unit plan for directors of Alamos effective December 4, 2012;

“Alamos DSUs” means deferred share units granted under the Alamos Deferred Share Unit Plan;

“Alamos Exchange Ratio” means 1.9818 AuRico Shares for each Alamos Share, subject to adjustment in accordance with the terms of the Plan of Arrangement;

“Alamos Excluded Votes” means the votes attached to the Alamos Shares beneficially owned, or over which control or direction is exercised, by related parties (being the directors and senior officers of Alamos) who may receive collateral benefits under the Arrangement, being in the aggregate 632,652 Alamos Shares, which votes will be excluded for the purposes of determining whether minority approval of the Alamos Arrangement Resolution has been obtained in accordance with MI 61-101;

“Alamos Fairness Opinion” means the fairness opinion dated April 12, 2015 delivered by Maxit Capital to the Alamos Board in respect of the Arrangement;

“Alamos Letter of Transmittal” means the Letter of Transmittal and Election Form printed on pink paper for use by Alamos Shareholders, in the form accompanying the Circular;

“Alamos Lock-Up Agreements” means the voting and support agreements dated April 12, 2015 made between AuRico and the Alamos Locked-Up Shareholders substantially in the form attached as Schedule “K” to the Arrangement Agreement;

“Alamos Locked-Up Shareholders” means: (i) the officers and directors of Alamos that own, or exercise control or direction over, Alamos Shares or securities convertible into, or exchangeable for, Alamos Shares and (ii) Alamos with respect to all AuRico Shares or securities convertible into, or exchangeable for, AuRico Shares which Alamos owns or exercises control or direction over (including for greater certainty all AuRico Shares subscribed for by Alamos pursuant to the Private Placement);

“Alamos Meeting” means the special meeting, including any adjournments or postponements thereof, of the Alamos Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the Alamos Continuance Resolution and the Alamos Arrangement Resolution;

“Alamos Notice of Special Meeting” means the notice of special meeting of Alamos which accompanies this Circular;

“Alamos Options” means options to acquire Alamos Shares issued pursuant to or governed by the Alamos Stock Option Plan;

“Alamos Resolutions” means the Alamos Arrangement Resolution and the Alamos Continuance Resolution;

“Alamos Restricted Share Unit Plan” means the restricted share unit plan of Alamos effective June 6, 2012;

“Alamos RSUs” means restricted share units granted under the Alamos Restricted Share Unit Plan;

“Alamos SARs” means the cash settled stock appreciation rights granted under the Alamos Stock Appreciation Rights Plan;

“Alamos SERP” means the Alamos Gold Inc. Unfunded Supplemental Retirement Plan effective January 1, 2014;

“Alamos Shareholders” means at any time, the holders of Alamos Shares;

“Alamos Shares” means the common shares in the capital of Alamos;

“Alamos Stock Appreciation Rights Plan” means the stock appreciation rights plan of Alamos effective November 1, 2011;

“Alamos Stock Option Plan” means the Amended Share Option Plan of Alamos last ratified, confirmed and approved by the Alamos Shareholders on May 31, 2012;

“Alamos Subject Securities” has the meaning given to it in “Summary of Material Agreements – Lock-Up Agreements – Alamos Lock-Up Agreements”;

“Alamos Subsidiaries” means, collectively, the Subsidiaries of Alamos, as listed in Schedule “B” to the Arrangement Agreement;

“Alamos Superior Proposal” means any bona fide unsolicited written Alamos Acquisition Proposal made by an arm’s length third party that is made after the date of the Arrangement Agreement (and not obtained in violation of the Arrangement Agreement), to acquire all or substantially all of the assets of Alamos (on a consolidated basis) or 100% of the Alamos Shares not beneficially owned by the party making such Alamos Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the Alamos Board unanimously determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the Alamos Board (a copy of which shall be provided to AuRico promptly after the determination by the Alamos Board): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any financing condition; (iii) is not subject to a due diligence or access to information condition; (iv) in the case of an offer to acquire all of the issued and outstanding Alamos Shares, is made to all Alamos Shareholders (other than the party making such Alamos Acquisition Proposal) on the same terms and conditions (including the form and the amount of consideration); (v) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to Alamos Shareholders (other than AuRico and its affiliates and any of their respective joint actors and their respective affiliates) from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by AuRico as contemplated the Arrangement Agreement); and (vi) failure to recommend such Alamos Acquisition Proposal to the Alamos Shareholders would be inconsistent with its fiduciary duties under applicable law;

“Alamos Termination Payment” means $37,500,000;

“Alamos Warrant Indenture” means the warrant indenture made as of August 30, 2013 between Alamos and Computershare Trust Company of Canada;

“Alamos Warrants” means the warrants to purchase an aggregate of 7,500,000 Alamos Shares (subject to adjustment as provided in the Alamos Warrant Indenture) issued under the Alamos Warrant Indenture;

“Amalco” means the corporation formed by the amalgamation of AuRico and Alamos pursuant to the Arrangement, to be named “Alamos Gold Inc.”;

“Amalco Board” means the board of directors of Amalco;

“Amalco By-laws” means the by-laws of Amalco;

“Amalco DSUs” has the meaning given to it in “The Arrangement – The Plan of Arrangement”;

“Amalco RSU” has the meaning given to it in “The Arrangement – The Plan of Arrangement”;

“Amalco Shareholders” means, at any time, the holders of Class A Shares;

“Amalco Shares” means common shares in the capital of Amalco;

“Amalco Warrants” has the meaning given to it in “The Arrangement – The Plan of Arrangement”;

“Amalgamation” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Certain U.S. Federal Income Tax Consequences of the Arrangement - Exchange of Alamos Shares and Amalgamation Pursuant to the Arrangement”;

“ARC” means an advance ruling certificate issued by the Commissioner under section 102(1) of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“Arrangement” means an arrangement pursuant to section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or the Arrangement Agreement or made at the direction of the Court either in the Interim Order or Final Order with the consent of AuRico and Alamos, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of April 12, 2015 between Alamos and AuRico, together with the schedules attached thereto, amended and restated or supplemented from time to time;

“Articles of Arrangement” means the articles of arrangement of AuRico and Alamos in respect of the Arrangement, to be sent to the Director pursuant to the OBCA after the Final Order is made, which shall be in form and substance satisfactory to AuRico and Alamos, each acting reasonably;

“Assumed Contracts” has the meaning given to it in the definition of AuRico Metals Property;

“Assumed Permits” has the meaning given to it in the definition of AuRico Metals Property;

“AuRico” means AuRico Gold Inc., a company existing under the OBCA;

“AuRico 2013 LTIP” means the long term incentive plan approved by the AuRico Shareholders on May 13, 2013 which, among other things, replaced the amended Stock Option Plan of AuRico approved by the AuRico Shareholders at a special meeting of AuRico Shareholders held on February 18, 2011;

“AuRico 2013 Rights Plan” means the amended and restated shareholder rights agreement between AuRico and Computershare Investor Services Inc. dated May 13, 2013;

“AuRico Acquisition Proposal” means other than the transactions between the Parties or AuRico Metals contemplated by the Arrangement Agreement, any proposal, offer or expression of interest from any Person or group of Persons acting “jointly or in concert”, other than Alamos or an Alamos Subsidiary, to directly or indirectly, acquire in any manner more than 20% of the assets of AuRico (on a consolidated basis) or more than 20% of the AuRico Shares or control or direction over more than 20% of the AuRico Shares, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, issuer bid, exchange offer, sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving AuRico and/or the AuRico Subsidiaries or any of their respective securityholders or any other Person, whether by way of a single or multistep transaction or series of related transactions, or a written proposal to do so, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to a Party contemplated by the Arrangement Agreement or the Arrangement or which could reasonably be expected to reduce the benefits to Alamos under the Arrangement Agreement or the Arrangement;

“AuRico AIF” has the meaning given to it in Appendix J;

“AuRico Arrangement Resolution” means the special resolution of the AuRico Shareholders approving the Plan of Arrangement substantially in the form attached as Appendix A to this Circular;

“AuRico Board” means the board of directors of AuRico;

“AuRico Convertible Indenture” means the indenture dated as of October 5, 2010 between Northgate, BNY Trust Company of Canada and The Bank of New York Mellon as supplemented by a First Supplement dated as of October 5, 2010 and a Second Supplemental Indenture dated as of October 26, 2011;

“AuRico Convertible Notes” means the 3.50% Convertible Senior Notes due 2016 issued pursuant to the AuRico Convertible Indenture;

“AuRico Disclosure Letter” means the letter dated as of April 12, 2015, delivered by AuRico to Alamos with respect to certain matters in the Arrangement Agreement;

“AuRico DRIP” means the dividend reinvestment plan of AuRico;

“AuRico DSUs” means deferred share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico ESPP” means the Amended and Restated Employee Share Purchase Plan of AuRico approved by AuRico Shareholders on May 9, 2014, as amended and approved by the AuRico Shareholders on May 7, 2015;

“AuRico Excluded Votes” means the votes attached to the AuRico Shares beneficially owned, or over which control or direction is exercised, by related parties (being the directors and senior officers of AuRico) who may receive collateral benefits under the Arrangement, being in the aggregate 788,104 AuRico Shares, which votes will be excluded for the purposes of determining whether minority approval of the AuRico Arrangement Resolution has been obtained in accordance with MI 61-101;

“AuRico Fairness Opinion” means the fairness opinion dated April 12, 2015 delivered by Scotia Capital to the AuRico Board in respect of the Arrangement;

“AuRico Letter of Transmittal” means the Letter of Transmittal printed on green paper for use by AuRico Shareholders, in the form accompanying the Circular;

“AuRico Loan Proceeds” has the meaning given to it in “The Arrangement – Plan of Arrangement”;

“AuRico Lock-Up Agreements” means the voting and support agreements dated April 12, 2015 and made between Alamos and the AuRico Locked-Up Shareholders substantially in the form attached as Schedule “K” to the Arrangement Agreement;

“AuRico Locked-Up Shareholders” means the officers and directors of AuRico who own, or exercise control or direction over, AuRico Shares or securities convertible into, or exchangeable for, AuRico Shares;

“AuRico Meeting” means the special meeting, including any adjournments or postponements thereof, of the AuRico Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the AuRico Arrangement Resolution;

“AuRico Metals” means AuRico Metals Inc., a corporation existing under the OBCA;

“AuRico Metals Board” means the board of directors of AuRico Metals;

“AuRico Metals Cash” means an amount of cash equal to $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement);

“AuRico Metals Contribution Agreement” means the agreement between AuRico Metals, AuRico and Alamos, in a form agreeable to AuRico, AuRico Metals and Alamos, each acting reasonably, by which, among other things, the AuRico Metals Property and the AuRico Metals Liabilities are transferred to or assumed by, as applicable, AuRico Metals, and the Earn-In Covenants are implemented;

“AuRico Metals Employee Share Purchase Plan” means the employee share purchase plan of AuRico Metals;

“AuRico Metals Incentive Plan Resolution” means the ordinary resolution of AuRico Shareholders approving (i) the AuRico Metals Long Term Incentive Plan and (ii) the AuRico Metals Employee Share Purchase Plan substantially in the form attached as Appendix Q to this Circular;

“AuRico Metals Liabilities” means all of the liabilities and obligations of AuRico, whether accrued, contingent or otherwise, which pertain or relate to the AuRico Metals Property or relate to the Spin-off Transaction, including: (i) all Indemnified Liabilities; (ii) all liabilities and obligations of AuRico in respect of reclamation obligations related to or in respect of the Kemess Project; (iii) all liabilities and obligations that are reflected on the pro forma financial statements of AuRico Metals included in this Circular; (iv) those liabilities which are referred to as “AuRico Metals Liabilities” in the AuRico Disclosure Letter; (v) all liabilities and obligations of AuRico to be performed under any Assumed Contract, Assumed Permit or any other agreement, contract, lease, license, permit, Authorization or other instrument which pertains or relates to, or which is included in, the AuRico Metals Property and which by the terms and conditions thereof are to be observed, paid, discharged or performed at any time on or after the Effective Time; (vi) any GST/HST and PST arising or payable in respect of the transfer to AuRico Metals of the AuRico Metals Property; and (vii) such other liabilities as AuRico Alamos and AuRico Metals may agree, but excluding, for greater certainty, (a) all obligations of AuRico to employees and consultants including any severance or change of control payments which may be payable in connection with the Arrangement, (b) Excluded Taxes, and (c) all costs and expenses (including reasonable out-of-pocket legal and other professional fees and disbursements) relating to the inclusion of disclosure in respect of AuRico Metals in this Circular (including all costs relating to any technical reports required to be filed pursuant to NI 43-101 as a result thereof) and the listing and posting for trading of the AuRico Metals Shares on the TSX or TSX-V, as applicable;

“AuRico Metals Long Term Incentive Plan” means the long term incentive plan of AuRico Metals;

“AuRico Metals Property” means all right, title and interest of AuRico in: (i) the Kemess Project, including any and all concessions, lands, mineral claims and rights, mineral and surface leases, contracts, Authorizations, books and records or other assets used, held for use or pertaining to the Kemess Project and all easements and rights of way related thereto and all improvements, fixtures and appurtenances (including fixed machinery and fixed equipment bore holes, pits and shafts existing or located thereon on the Effective Date or forming part thereof; (ii) the full benefit of all Authorizations used, held for use or pertaining to or connected with or related to the Kemess Project or the Assumed Contracts, including the Authorizations listed in the schedules to the AuRico Metals Contribution Agreement (collectively the “Assumed Permits”), but only to the extent that the Assumed Permits are assignable or transferable and subject to the obtaining of any necessary approvals and consents to such assignment or transfer; (iii) all contracts, leases or other agreements pertaining to or connected with or related to the Kemess Project or the Assumed Permits, including the contracts listed in the schedules to the AuRico Metals Contribution Agreement (collectively, the “Assumed Contracts”), subject to the obtaining of any necessary approvals and consents to such assignment or transfer; (iv) the AuRico Trade-Marks; (v) cash collateral or deposits posted on account of reclamation obligations or other obligations relating to the Kemess Project; (vi) the AuRico Metals Cash; (vii) the AuRico Metals Royalties (except as disclosed in the AuRico Disclosure Letter); and (viii) the property and assets set forth in Schedule “F” to the AuRico Metals Contribution Agreement;

“AuRico Metals Royalties” means the Y-D Royalty and the Australian Royalties;

“AuRico Metals Shares” means common shares in the capital of AuRico Metals;

“AuRico Metals Shareholders” means at any time, the holders of AuRico Metals Shares;

“AuRico Metals Standstill Period” means the period commencing on the Effective Date and ending on the earlier of: (i) 18 months following the Effective Date; or (ii) the date upon which AuRico Metals shall have approved or entered into, or announced the approval or entering into of an agreement, transaction or series of related transactions with a Person other than AuRico or Alamos, a Person under common control with the foregoing or a Person acting jointly or in concert with the foregoing having as its object the acquisition, directly or indirectly, of not less than 20% of the outstanding voting or equity securities of AuRico Metals or the assets of AuRico Metals or its subsidiaries (or both) representing not less than 20% of the net asset value or contribution to earnings of AuRico Metals and its subsidiaries on a consolidated basis;

“AuRico Notice of Special Meeting” means the notice of special meeting of AuRico which accompanies this Circular;

“AuRico Options” means options issued pursuant to, or governed by, the AuRico 2013 LTIP;

“AuRico PSUs” means performance share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico RSUs” means restricted share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico Shareholders” means, at any time, the holders of AuRico Shares;

“AuRico Shares” means the common shares in the capital of AuRico;

“AuRico Subject Securities” has the meaning given to it in “Summary of Material Agreements – Lock-Up Agreements – AuRico Lock-Up Agreements”;

“AuRico Subsidiaries” means collectively, the Subsidiaries of AuRico, as listed in Schedule “D” to the Arrangement Agreement;

“AuRico Superior Proposal” means any bona fide unsolicited written AuRico Acquisition Proposal made by an arm’s length third party that is made after the date of the Arrangement Agreement (and not obtained in violation of the Arrangement Agreement), to acquire all or substantially all of the assets of AuRico (on a consolidated basis) or 100% of the AuRico Shares not beneficially owned by the party making such AuRico Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the AuRico Board unanimously determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the AuRico Board (a copy of which shall be provided to Alamos promptly after the determination by the AuRico Board): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any financing condition; (iii) is not subject to a due diligence or access to information condition; (iv) in the case of an offer to acquire all of the issued and outstanding AuRico Shares, is made to all AuRico Shareholders (other than the party making such AuRico Acquisition Proposal) on the same terms and conditions (including the form and the amount of consideration); (v) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to AuRico Shareholders (other than Alamos and its affiliates and any of their respective joint actors and their respective affiliates) from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Alamos as contemplated by the Arrangement Agreement); and (vi) failure to recommend such AuRico Acquisition Proposal to the AuRico Shareholders would be inconsistent with its fiduciary duties under applicable law;

“AuRico Termination Payment” means $28,400,000;

“AuRico Trade-Marks” means any and all common law or registered trade-mark rights, trade names, trade-marks, proposed trade-marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, domain names and any registrations and applications therefor, in each case relating to the name “AuRico”, “AuRico Gold” or any variation thereof anywhere in Canada, the United States or Mexico, whether or not registered or registrable, including common law trade-marks, pending trade-mark registrations and applications, together with all goodwill associated with the foregoing and including the websites and domain names presently used or held for use by AuRico or any AuRico Subsidiary;

“Australian Royalties” means collectively: (i) the royalty described in the agreement dated January 13, 2015 between Fosterville Gold Mine PTY Ltd (“Fosterville”), and Crocodile Gold Inc. (“Crocodile”) which was assigned to AuRico pursuant to an agreement dated January 14, 2015 between AuRico (as assignee), Crocodile (as assignor) and Fosterville (as royalty payor) (the “Fosterville Royalty”); (ii) the royalty described in the agreement dated January 13, 2015 between Leviathan Resources PTY Ltd (“Leviathan”), and Crocodile which was assigned to AuRico pursuant to an agreement dated January 14, 2015 between AuRico (as assignee), Crocodile (as assignor) and Leviathan (as royalty payor) (the “Leviathan Royalty”); and (iii) the royalty described in the agreement dated January 13, 2015 between Stawell Gold Mines PTY Ltd (“Stawell”), and Crocodile which was assigned to AuRico pursuant to an agreement dated January 14, 2015 between AuRico (as assignee), Crocodile (as assignor) and Stawell (as royalty payor) (the “Stawell Royalty”). Notwithstanding the foregoing, (i) if Fosterville has a right of first refusal or right of first offer as a result of the transfer of the Fosterville Royalty by AuRico to AuRico Metals and if Fosterville has exercised its right of first refusal or right of first offer to acquire the Fosterville Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition, (ii) if Leviathan has a right of first refusal or right of first offer as a result of the transfer of the Leviathan Royalty by AuRico to AuRico Metals and if Leviathan has exercised its right of first refusal or right of first offer to acquire the Leviathan Royalty, then the “Leviathan Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; and (iii) if Stawell has a right of first refusal or right of first offer as a result of the transfer of the Stawell Royalty by AuRico to AuRico Metals and if Stawell has exercised its right of first refusal or right of first offer to acquire the Stawell Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by Au Rico in respect of such acquisition;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of laws, and includes any all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or claims, whether or not having the force of law, issued or required by any Governmental Entity pursuant to any environmental laws;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British Columbia or New York City, New York;

“Buy Back Right” has the meaning given to it in “Summary of Material Agreements – AuRico Metals Contribution Agreement”;

“Canada-U.S. Treaty” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada – Taxation of Dividends on Class A Shares or AuRico Metals Shares”;

“CDN NOBO” means a Canadian Non-Objecting Beneficial Owner;

“CDS & Co.” means CDS Clearing and Depositary Services Inc.;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to section 183(2) of the OBCA;

“Change in Alamos Recommendation” means a withdrawal, modification or qualification, or public proposal or statement by Alamos that it intends to withdraw, modify or qualify in any manner adverse to AuRico its recommendation or the unanimous approval, recommendation or declaration of advisability of the approval of the Alamos Board;

“Change in AuRico Recommendation” means a withdrawal, modification or qualification, or public proposal or statement by AuRico that it intends to withdraw, modify or qualify in any manner adverse to Alamos its recommendation or the unanimous approval, recommendation or declaration of advisability of the approval of the AuRico Board;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Circular” means this joint management information circular, together with all appendices hereto, to be mailed or otherwise distributed by AuRico to the AuRico Shareholders or such other securityholders of AuRico as may be required pursuant to the Interim Order in connection with the AuRico Meeting and distributed by Alamos to the Alamos Shareholders or such other securityholders of Alamos as may be required pursuant to the Interim Order in connection with the Alamos Meeting;

“Claim” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action

“Class A Exchange Ratio” means 0.5046 Class A Shares for each Amalco Share, subject to adjustment in accordance with the terms of the Plan of Arrangement;

“Class A Shares” means the Class A common shares in the capital of Amalco;

“Cofece” means the Comision Federal de Competencia Económica (Mexico);

“Commissioner” has the meaning given to it in “The Arrangement – Regulatory Matters – Canadian Competition Act Approval”;

“Committed Elected Amount” means the Discretionary Amount less $500,000;

“Competition Act” means the Competition Act (Canada), as amended;

“Competition Act Approval” means: (i) that the Commissioner shall have issued an ARC; or (ii) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter;

“Completion Deadline” means the latest date by which the transactions contemplated by the Arrangement Agreement are to be completed, which date shall be September 30, 2015. Notwithstanding the foregoing, if the Competition Act Approval or the Mexican Regulatory Approval has not been obtained by such date, either Party may provide written notice to the other requesting a reasonable extension in order to permit the receipt of the Competition Act Approval or the Mexican Regulatory Approval, provided that such Party has been working diligently to obtain such approval, and the other Party shall, in good faith, consider and not unreasonably refuse such request;

“Competition Tribunal” means the Competition Tribunal established under subsection 3(1) of the Competition Tribunal Act (Canada);

“Computershare” means Computershare Investor Services Inc.;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CRA” means the Canada Revenue Agency;

“Depositary” means Kingsdale Shareholder Services;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Discretionary Amount” means the Earn-In Hurdle Amount less the Earn-In Committed Amount;

“Dissent Rights” means: (i) in the case of AuRico, the rights of dissent in respect of the Arrangement described in Article 3 of the Plan of Arrangement; and (ii) in the case of Alamos, the rights of dissent in respect of the Alamos Continuance and in respect of the Arrangement described in Article 3 of the Plan of Arrangement;

“Dissenting Alamos Shareholder” means a Registered Alamos Shareholder who validly exercises the Dissent Rights in respect of their Alamos Shares;

“Dissenting AuRico Shareholder” means a Registered AuRico Shareholder who validly exercises the Dissent Rights in respect of their AuRico Shares;

“Dissenting Shareholders” means the Dissenting AuRico Shareholders and the Dissenting Alamos Shareholders;

“DRS Advice” means a Direct Registration System Advice;

“Earn-In Committed Amount” means C$9.5 million, provided that if AuRico has not spent C$2.9 million of Exploration Expenses in British Columbia between January 1, 2015 and the Effective Time, the Earn-In Committed Amount shall be adjusted upward on a dollar for dollar basis based on the difference between C$2.9 million and the amount spent by AuRico on Exploration Expenses in British Columbia between January 1, 2015 and the Effective Time;

“Earn-In Covenants” means the covenants in Article 12 of the AuRico Metals Contribution Agreement;

“Earn-In Hurdle Amount” has the meaning given to it in “Summary of Material Agreements – AuRico Metals Contribution Agreement”;

“Earn-In Interest” has the meaning given to it in “Summary of Material Agreements – AuRico Metals Contribution Agreement”;

“Earn-In Right” has the meaning given to it in “Summary of Material Agreements – AuRico Metals Contribution Agreement”;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date;

“El Chanate Mine” means the El Chanate gold mine located in Sonora, Mexico;

“Elected Amount” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Resident in Canada – Exchange of Alamos Shares for Cash and AuRico Shares”;

“Election Form” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Resident in Canada – Exchange of Alamos Shares for Cash and AuRico Shares”;

“Eligible Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Resident in Canada – Exchange of Alamos Shares for Cash and AuRico Shares”;

“Escrowed Subscription Proceeds” means the monies which are held in escrow by the Depositary on account of the purchase price payable by Alamos to AuRico for the AuRico Shares subscribed for by it pursuant to the Plan of Arrangement;

“Esperanza Project” means the Esperanza gold project in Morelos State, Mexico;

“Exchange” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Certain U.S. Federal Income Tax Consequences of the Arrangement - Exchange of Alamos Shares and Amalgamation Pursuant to the Arrangement”;

“Excluded Taxes” means the amount of any Tax which is payable to any Governmental Entity by AuRico or any of the AuRico Subsidiaries or Amalco or any of its Subsidiaries in respect of: (i) the transfer to AuRico Metals of the AuRico Metals Property; (ii) any sale, disposition or transfer of any AuRico Metals Property after the date of the Arrangement Agreement; (iii) the disposition of AuRico Metals Shares pursuant to the Arrangement; or (iv) those Taxes referred to in the AuRico Disclosure Letter as “Excluded Taxes” and such other Taxes as Alamos and AuRico may agree, provided that “Excluded Taxes” shall exclude any GST/HST or PST arising or payable in respect of the transfer to AuRico Metals of the AuRico Metals Property;

“Exploration Expenses” means expenses described in paragraph (b) of the definition of “flow-through mining expenditure” in subsection 127(9) of the Tax Act, being expenses described in paragraph (f) of the definition of “Canadian exploration expense” in s. 66.1(6) of the Tax Act and that are incurred in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource, and are not expenses in respect of: (a) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than specified sampling), (b) digging test pits (other than digging test pits for the purpose of carrying out specified sampling), and (c) preliminary sampling (other than specified sampling);

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person;

“forward-looking statements” has the meaning given to it in “Joint Management Information Circular – Statements Regarding Forward-Looking Information”;

“Governmental Entity” means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“Hired Employee” means any employee listed on Schedule “M” of the Arrangement Agreement that accepts an offer of employment with AuRico Metals made pursuant to the Arrangement Agreement;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including, without limitation;

“Indemnified Liabilities” means (i) the AuRico Metals Liabilities, (ii) all Claims by or in respect of any Hired Employee to the extent such Claims relate to events occurring at any time after the Effective Time (for greater certainty obligations of AuRico or Amalco to employees and consultants including any severance or change of control payments which may be payable in connection with the Arrangement are not Indemnified Liabilities), (iii) all liabilities and obligations related to, arising out of or in connection with, the ownership, possession, financing, development or operation of the AuRico Metals Property at any time after the Effective Time, (iv) those liabilities referred to as Indemnified Liabilities in the AuRico Disclosure Letter and (v) such other liabilities as AuRico, Alamos and AuRico Metals may agree upon;

“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the AuRico Meeting and the Alamos Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court;

“IRS” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders”;

“Joint Venture” has the meaning given to it in “Summary of Material Agreements – AuRico Metals Contribution Agreement”;

“Joint Venture Agreement” has the meaning given to it in “Summary of Material Agreements – AuRico Metals Contribution Agreement”;

“Kemess Project” means the Kemess property, and includes the Kemess Underground Project, the Kemess East Project and the Kemess South Project, in each case as more particularly described in Schedule “N” to the Arrangement Agreement;

“Kirazl1 Project” means the Kirazl1 development project in Çanakkale, Turkey;

“laws” means all laws, by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including U.S. Securities Laws;

“Letters of Transmittal” means, collectively, the AuRico Letter of Transmittal and the Alamos Letter of Transmittal, and each a “Letter of Transmittal”;

“Liability” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise), in each case, whether accrued, absolute, contingent or otherwise;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Lynn Lake Project” means the Lynn Lake gold camp development project in Manitoba, Canada;

“Mark to Market Election” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Consequences of the Ownership and Disposition of Shares of a PFIC - Default PFIC Rules Under Section 1291 of the U.S. Tax Code”;

“Material Adverse Effect” means, in respect of AuRico or Alamos, any one or more changes, events, occurrences or state of facts, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, Liabilities, financial condition or continued ownership, development and operation of its properties, of AuRico and the AuRico Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event, occurrence or state of facts: (i) relating to the global economy or securities or commodities markets in general and which does not have a materially disproportionate effect on AuRico and the AuRico Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as AuRico and the AuRico Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (ii) affecting the worldwide gold, copper and silver mining industry in general and which does not have a materially disproportionate effect on AuRico and the AuRico Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as AuRico and the AuRico Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (iii) resulting from changes in the price of gold, copper and silver and which does not have a materially disproportionate effect on AuRico and the AuRico Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as AuRico and the AuRico Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa; (v) relating to a change in the market trading price of publicly traded securities of AuRico or Alamos, either: (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof, or (B) primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (vi) or (vii) hereof; (vi) relating to any generally applicable change in applicable accounting principles; or (vii) resulting from the announcement of the Arrangement Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a state of facts exists that has or could have a Material Adverse Effect;

“Maxit Capital” means Maxit Capital LP, financial advisor to Alamos;

“Meetings” means the AuRico Meeting and the Alamos Meeting;

“Mexican Notifiable Transaction” has the meaning given to it in “The Arrangement – Regulatory Matters – Mexican Regulatory Approval”;

“Mexican Regulatory Approval” means the issuance of an authorization by Cofece to AuRico and/or Alamos, as applicable, to consummate, on terms satisfactory to AuRico and/or Alamos, as applicable, the transactions contemplated hereby, or the expiry of the relevant statutory term (and any extension thereof) prescribed by the Federal Economic Competition Law (Mexico) (Ley Federal de Competencia Económica) without a decision by Cofece, and the deemed authorization of AuRico and/or Alamos, as applicable to consummate the transactions contemplated by the Arrangement Agreement;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Mulatos Mine” means the Mulatos gold mine in the state of Sonora, Mexico;

“NI 43-101” means Canadian Securities Administrators National Instrument 43-101- Standards of Disclosure for Mineral Projects;

“No Action Letter” means a letter from the Commissioner advising the Parties (directly or through counsel) in writing that the Commissioner at that time does not intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“Non-Assignable Contract” means a contract whose rights thereunder cannot be conveyed to AuRico Metals at the Effective Time because the consent of a third party is or may be required in order to assign that contract and such consent has not been obtained by the Effective Time;

“Non-Electing U.S. Holder” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Consequences of the Ownership and Disposition of Shares of a PFIC - Default PFIC Rules Under Section 1291 of the U.S. Tax Code”;

“Non-Resident Alamos Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada”;

“Non-Resident AuRico Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada”;

“Non-Resident Dissenting Alamos Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada – Dissenting Shareholders”;

“Non-Resident Dissenting AuRico Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada – Dissenting Shareholders”;

“Non-Resident Dissenting Shareholders” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada – Dissenting Shareholders”;

“Non-Resident Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Shareholders Not Resident in Canada”;

“Notifiable Transaction” has the meaning given to it in “The Arrangement – Regulatory Matters – Canadian Competition Act Approval”;

“Northgate” means Northgate Minerals Corporation, a predecessor of AuRico;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Orion Project” means the Orion development project in Nayarit, Mexico;

“Parties” means AuRico and Alamos and “Party” means either one of them;

“Pending Alamos Acquisition Proposal” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Termination Payments”;

“Pending AuRico Acquisition Proposal” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Termination Payments”

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Certain U.S. Federal Income Tax Consequences of the Arrangement - Exchange of Alamos Shares and Amalgamation Pursuant to the Arrangement”;

“Plan of Arrangement” means a plan of arrangement substantially in the form and content of the Plan of Arrangement attached as Appendix E to this Circular and any amendment or variation thereto made in accordance with Section 5.1 of the Plan of Arrangement;

“Private Placement” means the subscription by Alamos for approximately 27.9 million AuRico Shares on a private placement basis at a price of $2.99 per share for total gross proceeds to AuRico of approximately $83.3 million;

“Pro Rata Portion of an AuRico Metals Share” means the amount determined by dividing: (i) the product obtained by multiplying the number of AuRico Metals Shares outstanding immediately prior to the reorganization of Amalco’s share capital in Section 2.3(v) of the Plan of Arrangement by 0.951; by (ii) the number of Amalco Shares outstanding immediately prior to the reorganization of Amalco’s share capital;

“Proposed Amendments” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders”;

“QEF Election” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Consequences of the Ownership and Disposition of Shares of a PFIC - Default PFIC Rules Under Section 1291 of the U.S. Tax Code”;

“QFC” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Ownership and Disposition of Amalco Shares Received Pursuant to the Arrangement - Distributions on Amalco Shares”;

“Quartz Mountain Project” means the Quartz Mountain exploration project in Oregon, USA;

“Record Date” means May 22, 2015, the record date for the AuRico Meeting and the Alamos Meeting;

“Registered Alamos Shareholder” means a registered holder of Alamos Shares;

“Registered AuRico Shareholder” means a registered holder of AuRico Shares;

“Registered Shareholder” means a Registered AuRico Shareholder or a Registered Alamos Shareholder, as applicable;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Regulations” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders”;

“Reorganization” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Certain U.S. Federal Income Tax Consequences of the Arrangement - Exchange of Alamos Shares and Amalgamation Pursuant to the Arrangement”;

“Replacement Amalco Security” has the meaning given to it in “The Arrangement – The Plan of Arrangement”;

“Replacement Options” has the meaning given to it in “The Arrangement – The Plan of Arrangement”;

“Replacement SARs” has the meaning given to it in “The Arrangement – The Plan of Arrangement”;

“Representative” means any officer, director, employee, representative, advisor or agent of Alamos, AuRico, any of the Alamos Subsidiaries or any of the AuRico Subsidiaries;

“Resident Alamos Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada”;

“Resident AuRico Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada”;

“Resident Dissenting Alamos Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada - Dissenting Shareholders”;

“Resident Dissenting AuRico Shareholder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada - Dissenting Shareholders”;

“Resident Dissenting Shareholders” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada - Dissenting Shareholders”;

“Resident Shareholders” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada”;

“RRIF” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Eligibility for Investment”;

“RRSP” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Eligibility for Investment”;

“Scotia Capital” means Scotia Capital Inc., financial advisor to AuRico;

“SEC” means the U.S. Securities Exchange Commission;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Section 3(a)(10) Exemption” means an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof;

“Section 85 Election” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada - Exchange of Alamos Shares for Cash and AuRico Shares”;

“Section 85 Election Information” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada - Exchange of Alamos Shares for Cash and AuRico Shares”;

“Shareholders” means, collectively, the AuRico Shareholders and the Alamos Shareholders;

“Spin-off Transaction” means the transfer to AuRico Metals of the AuRico Metals Property, and the assumption by AuRico Metals of the AuRico Metals Liabilities, at the Effective Time, pursuant to terms and conditions set forth in the Arrangement Agreement, the AuRico Metals Contribution Agreement and the Plan of Arrangement;

“SRK” means SRK Consulting (Canada) Inc., independent geoscientists with a head office in Vancouver, British Columbia;

“SRK Report” means the technical report entitled “NI 43-101 Updated Technical Report for the Kemess Underground Project, British Columbia, Canada” prepared for AuRico and dated February 19, 2015;

“Subsidiary” has that meaning as set out in section 1(4) of the Securities Act (Ontario), as the context requires and

“Subsidiaries” means more than one Subsidiary;

“Subsidiary PFIC” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders - Passive Foreign Investment Companies - Qualification”;

“Superior Proposal” means an AuRico Superior Proposal or an Alamos Superior Proposal, as the context requires;

“Supplementary Information Request” has the meaning given to it in “The Arrangement – Regulatory Matters – Canadian Competition Act Approval”;

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Election Deadline” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders - Shareholders Resident in Canada - Exchange of Alamos Shares for Cash and AuRico Shares”;

“Termination Payment” means the AuRico Termination Payment or the Alamos Termination Payment, as the context requires;

“TFSA” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations to Shareholders – Eligibility for Investment”;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Holder” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders”;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and any applicable U.S. state securities laws;

“U.S. Shareholders” has the meaning given to it in “The Arrangement – Issuance and Resale of Class A Shares and AuRico Metals Shares – United States”;

“U.S. Tax Code” has the meaning given to it in “Certain United States Federal Income Tax Considerations to Shareholders”;

“United States” and “U.S.” and “USA” mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Y-D Royalty” means the 1.5 % net smelter return royalty on the Young Davidson Mine to be granted by AuRico to AuRico Metals as part of the Arrangement, as evidenced by a net smelter royalty agreement, substantially in the form attached as Schedule “J” to the Arrangement Agreement; and

“Young Davidson Mine” means the Young Davidson gold mine and related milling facility located near the town of Matachewan, Ontario and the buildings, structures, facilities and fixtures located thereon.

APPENDIX A - AURICO ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving AuRico Gold Inc. (the “Company”), as more particularly described and set forth in the joint management circular (the “Circular”) of the Company accompanying the notice of this meeting (including as more particularly described and set forth in the Circular under the heading “The AuRico

Meeting - Business of the AuRico Meeting”), as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Appendix E to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement made as of April 12, 2015 between the Company and Alamos Gold Inc. (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable t o give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B - ALAMOS CONTINUANCE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Alamos Gold Inc. (the “Company”) is authorized to make an application to the Director under the Business Corporations Act (Ontario) (“OBCA”) for a certificate of continuance, continuing the Company under the name “Alamos Gold Inc.” as if it had been incorporated under the laws of Ontario in accordance with section 180 of the OBCA.

2.	The Company is authorized to make an application to the British Columbia Registrar of Companies in accordance with section 308 of the BCBCA for approval to continue the Company under the OBCA.

3.

Subject to obtaining the approval specified above, the Company is authorized to file with the regulatory authorities of Ontario Articles of Continuance in the form attached as Schedule “A” and all other requisite documentation in order to continue the Company as if it had been incorporated under the OBCA.

4.

Any one director or officer of the Company be and is hereby authorized and directed to do, sign and execute the Articles of Continuance and to do all things and execute all such documents as are necessary or desirable to effect the foregoing.

5.

The directors of the Company are authorized, in their discretion, by resolution, to abandon the application for continuance of the Company under the OBCA without further approval, ratification or confirmation of the shareholders.

B-1

Schedule “A” – Ontario Articles of Continuance

B-2

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1647437

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

Form 6
Business Corporations Act

Formule 6
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

ALAMOS GOLD INC.

2. The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3. Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société :

British Columbia

Name of jurisdiction / Nom du territoire

4. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2006, 06, 26

Year, Month, Day / année, mois, jour

5. The address of the registered office is: / Adresse du siège social en :

2200 - 130 Adelaide Street West

Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Toronto

Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste

ONTARIO M5H 3P5

Postal Code/Code postal

07171 (2011/05)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
Page 1 of/de 7

6. Number of directors is/are: / Nombre d'administrateurs :

Fixed number / Nombre fixe	OR minimum and maximum / OU minimum et maximum	
	3	10

7. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname / Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code / Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' / Résident canadien Oui/Non
David Alexander Fleck	87 Highland Crescent Toronto, ON M2L 1G7	Yes
Anthony Garson	2101 - 95 Thorncliffe Park Dr. Toronto, ON M4H 1L7	Yes
David Gower	1315 Blackburn Drive Oakville, ON L6M 2N5	Yes
John A. McCluskey	2200 - 130 Adelaide Street W. Toronto, ON M5H 3P5	Yes
Paul J. Murphy	77 King Street West, Suite 3000, Royal Trust Tower, Toronto, ON M5K 1G8	Yes
Kenneth George Stowe	42 Colonial Crescent Oakville, ON L6J 4K9	Yes

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.

None.

07171 (2011/05)

Page 2 of/de 7

9.

The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

an unlimited number of common shares.

10.

Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

Not applicable.

11.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

12.	Other provisions, (if any): Autres dispositions s'il y a lieu :

None.

13.	The corporation has complied with subsection 180(3) of the Business Corporations Act. La société s'est conformée au paragraphe 180(3) de la Loi sur les sociétés par actions.

14.

The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

2015,
Year, Month, Day
année, mois, jour

15.	The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la Loi sur les sociétés par actions a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.
ALAMOS GOLD INC.

Name of Corporation / Dénomination sociale de la société

By / Par

Signature / SIgnature

Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

These articles must be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

Page 7 of/de 7

APPENDIX C - ALAMOS ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Alamos Gold Inc. (the “Company”), as more particularly described and set forth in the joint management circular (the “Circular”) of the Company accompanying the notice of this meeting (including as more particularly described and set forth in the Circular under the heading “The Alamos Meeting - Business of the Alamos Meeting”), as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Appendix E to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement made as of April 12, 2015 between AuRico Gold Inc. and the Company (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

APPENDIX D – NOTICE OF APPLICATION AND INTERIM ORDER

D-1

Commercial Court File No. CV-15-10967-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182(5) OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING AURICO GOLD INC. and ALAMOS GOLD INC.

AURICO GOLD INC. AND
ALAMOS GOLD INC.

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicants appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on June 26, 2015, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicants' lawyers or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2.00 p.m. on the day before the hearing, unless at an earlier date as ordered by the Court.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date May 19, 2015

Issued by [signature] Brown

Natasha Brown
Registrar

Local registrar

330 University Avenue
Toronto, Ontario
M5G 1R7 NB

TO: **ALL HOLDERS OF COMMON SHARES, DEFERRED SHARE UNITS, RESTRICTED SHARE UNITS, PREFERRED SHARE UNITS AND OPTIONS OF AURICO GOLD INC.**

AND TO: **ALL HOLDERS OF COMMON SHARES, WARRANTS, DEFERRED SHARE UNITS, RESTRICTED SHARE UNITS, OPTIONS AND STOCK APPRECIATION RIGHTS OF ALAMOS GOLD INC.**

AND TO: **ALL DIRECTORS AND AUDITORS OF AURICO GOLD INC. and ALAMOS GOLD INC.**

APPLICATION

1. **AURICO GOLD INC. ("AURICO") AND ALAMOS GOLD INC. ("ALAMOS") MAKE APPLICATION FOR:**

   (a) an interim order for advice and directions pursuant to section 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended (the "OBCA") with respect to the proposed arrangement (the "Arrangement") involving AuRico and Alamos, in particular

      (i) calling, holding and conducting a special meeting (the "AuRico Meeting") of the holders of common shares of AuRico (the "AuRico Shareholders") to consider, among other things, and, if deemed advisable, to approve, the special resolution approving the proposed arrangement involving AuRico and Alamos (the "Arrangement");

      (ii) calling, holding and conducting a special meeting (the "Alamos Meeting") of the holders of common shares of Alamos (the "Alamos Shareholders") to consider, among other things, and, if deemed advisable, to approve, the special resolution approving the Arrangement;

   (c) such further and other relief as this Honourable Court may deem just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

   (a) AuRico is a corporation existing under the OBCA;

   (b) Alamos is a corporation existing under the British Columbia *Business Corporations Act*, S.B.C. 2002, c. 57 ("BCBCA") to be continued from the BCBCA to the OBCA (the "Alamos Continuance") pending approval by special resolution by the Alamos Shareholders of the Alamos Continuance prior to the date upon which the Arrangement becomes effective;

(c) the proposed Arrangement is an "arrangement" as defined in section 182(1) of the OBCA;

(d) all preconditions to the approval of the Arrangement by the Court will have been satisfied prior to the hearing of the Application;

(e) the Arrangement is fair and reasonable;

(f) section 182 OBCA;

(g) Rules 14.05(1), 14.05(2), 14.05(3), 17.02 and 38 of the *Rules of Civil Procedure*;

(h) National Instrument No. 54-101 of the Canadian Securities Administrators;

(j) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:**

(a) affidavit evidence, to be sworn;

(b) such further and other material as counsel may advise and this Honourable Court may permit.

Notice of this Application to AuRico Shareholders and Alamos Shareholders outside Ontario is given pursuant to rules 17.02(n) and 17.02(o) of the *Rules of Civil Procedure*.

If made, the order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the U.S. *Securities Act of 1933*, as amended, with respect to the securities to be issued to the persons in the United States under the Arrangement.

May 19, 2015

Linda Plumpton
Tel: 416.865.8193

Laura Redekop
Tel: 416.865.7679
Fax: 416.865.7380

Lawyers for Alamos Gold Inc.

Samuel R. Rickett
Tel: 416.868.3436

Jesse R. Harper
Tel: 416.865.4378
Fax: 416.364.7813

Lawyers for AuRico Gold Inc.

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING AURICO GOLD INC. AND ALAMOS GOLD INC
Applicants

Commercial Court File No. CV-15-10967-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

NOTICE OF APPLICATION

Torys LLP
79 Wellington St. W., 30th Floor
Box 270, TD South Tower
Toronto, Ontario M5K 1N2
Fax: 416.865.7380

Linda Plumpton
Tel: 416.865.8193
#38400A
Lawyers for Alamos Gold Inc.

Samuel R. Rickett
Tel: 416.868.3436

Lawyers for AuRico Gold Inc.

Commercial List Court File No. CV-15-10967-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR. JUSTICE H.J. WILTON-SIEGEL	)))	FRIDAY THE 22nd DAY OF MAY 2015

IN THE MATTER OF AN APPLICATION UNDER SECTION 182(5) OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING AURICO GOLD INC. and ALAMOS GOLD INC.

AURICO GOLD INC. AND
ALAMOS GOLD INC.

Applicants

INTERIM ORDER

THIS MOTION made by the applicants, AuRico Gold Inc. ("AuRico") and Alamos Gold Inc. ("Alamos"), brought pursuant to s. 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended (the "OBCA"), for an interim order for advice and directions in connection with the within application, was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application, Notice of Motion, and the affidavits of James R. Porter and Robert Chausse (the "Alamos Affidavit" and the "AuRico Affidavit", respectively), and the exhibits thereto, and on hearing the submissions of counsel for AuRico and Alamos:

Definitions

1. **THIS COURT ORDERS** that all definitions used in this interim order shall have the meaning ascribed thereto in the joint management information circular of AuRico and Alamos

- 2 -

(the "Circular") attached as Exhibit "A" to the Alamos Affidavit or otherwise as specifically defined herein.

The Meetings

The AuRico Meeting

2. **THIS COURT ORDERS** that AuRico is permitted to call, hold and conduct a special meeting (the "AuRico Meeting") of the holders of common shares ("AuRico Shares") of AuRico (the "AuRico Shareholders"), in order for the AuRico Shareholders to, among other things, consider and, if determined advisable, pass resolutions authorizing, adopting and approving, with or without variation, the Arrangement and Plan of Arrangement (collectively, the "AuRico Arrangement Resolution").

3. **THIS COURT ORDERS** that the AuRico Meeting shall be called, held and conducted in accordance with the OBCA, the notice of the meeting of AuRico Shareholders, which accompanies the Circular (the "AuRico Notice"), and the articles and by-laws of AuRico (including quorum requirements), subject to what may be provided hereafter and subject to further order of this court.

4. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the AuRico Meeting shall be:

(a) AuRico Shareholders or their respective proxy holders;

(b) the officers, directors, auditors and advisors of AuRico;

(c) representatives and advisors of Alamos; and

(e) other persons who may receive the permission of the Chair of the AuRico Meeting.

The Alamos Meeting

5. **THIS COURT ORDERS** that Alamos is permitted to call, hold and conduct a special meeting (the "Alamos Meeting") of the holders of common shares ("Alamos Shares") of Alamos

- 3 -

(the "Alamos Shareholders") in order for the Alamos Shareholders to, among other things, consider and, if determined advisable, pass resolutions authorizing, adopting and approving, with or without variation, the continuance of Alamos from the British Columbia *Business Corporations Act*, S.B.C. 2002, c. 57 ("BCBCA") to the OBCA (the "Alamos Continuance Resolution"), and the Arrangement and Plan of Arrangement (collectively, the "Alamos Arrangement Resolution").

6. **THIS COURT ORDERS** that the Alamos Meeting shall be called, held and conducted in accordance with the BCBCA, the notice of the meeting of Alamos Shareholders, which accompanies the Circular (the "Alamos Notice") and the articles and by-laws of the Alamos (including quorum requirements), subject to what may be provided hereafter and subject to further order of this court.

7. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Alamos Meeting shall be:

(a) Alamos Shareholders or their respective proxy holders;

(b) the officers, directors, auditors and advisors of Alamos;

(c) representatives and advisors of AuRico; and

(e) other persons who may receive the permission of the Chair of the Alamos Meeting.

8. **THIS COURT ORDERS** that AuRico and Alamos may transact such other business at the AuRico Meeting and the Alamos Meeting as is contemplated by the Circular, or as may otherwise be properly before the AuRico Meeting or the Alamos Meeting, as applicable.

Amendments to the Arrangement and Plan of Arrangement

9. **THIS COURT ORDERS** that the applicants are authorized to make, subject to the terms of the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as they may determine without any additional notice to the AuRico Shareholders, Alamos Shareholders or any other Person. The Arrangement and the Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and

- 4 -

the Plan of Arrangement to be submitted to AuRico Shareholders at the AuRico Meeting and shall be the subject of the AuRico Arrangement Resolution. The Arrangement and the Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and the Plan of Arrangement to be submitted to Alamos Shareholders at the Alamos Meeting and shall be the subject of the Alamos Arrangement Resolution.

10. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement would, if disclosed, reasonably be expected to affect an AuRico Shareholder's decision to vote for or against the AuRico Arrangement Resolution or an Alamos Shareholder's decision to vote for or against the Alamos Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as AuRico or Alamos, as the case may be, may determine.

Adjournments and Postponements

Adjourning or Postponing the AuRico Meeting

11. **THIS COURT ORDERS** that AuRico, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the AuRico Meeting on one or more occasions, without the necessity of first convening the AuRico Meeting or first obtaining any vote of AuRico Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as AuRico may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the AuRico Meeting in respect of adjournments and postponements.

Adjourning or Postponing the Alamos Meeting

12. **THIS COURT ORDERS** that Alamos, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Alamos Meeting on one or more occasions, without the necessity of first convening the Alamos Meeting or first obtaining any vote of Alamos Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as Alamos may

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determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Alamos Meeting in respect of adjournments and postponements.

Record Dates for Notice

AuRico Record Date

13. **THIS COURT ORDERS** that the record date (the "AuRico Record Date") for determining AuRico Shareholders entitled to receive the AuRico Notice and the Circular (including the forms of proxy for use by such AuRico Shareholders) and to vote at the AuRico Meeting shall be the close of business on May 22, 2015. The AuRico Record Date shall not change in respect of any adjournment or postponement of the AuRico Meeting.

Alamos Record Date

14. **THIS COURT ORDERS** the record date (the "Alamos Record Date") for determining Alamos Shareholders entitled to receive the Alamos Notice and the Circular (including the forms of proxy for use by such Alamos Shareholders) and to vote at the Alamos Meeting shall be the close of business on May 22, 2015. The Alamos Record Date shall not change in respect of any adjournment or postponement of the Alamos Meeting.

Notices

Notice of the AuRico Meeting

15. **THIS COURT ORDERS** that AuRico shall give notice of the AuRico Meeting, substantially in the form of the AuRico Notice, subject to the applicants' ability to change dates and other relevant information in the final form of AuRico Notice. The AuRico Notice shall be mailed or delivered in accordance with paragraph 21 and 22 of this Order. Failure or omission to give notice in accordance with paragraph 21 and 22 of this Order, as a result of mistake or of events beyond the control of AuRico, shall not constitute a breach of this Order or a defect in the calling of the AuRico Meeting and shall not invalidate any resolution passed or proceedings taken at the AuRico Meeting, but if any such failure or omission is brought to the attention of AuRico, then AuRico shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

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Notice of the Alamos Meeting

16. **THIS COURT ORDERS** that Alamos shall give notice of the Alamos Meeting, substantially in the form of the Alamos Notice, subject to the applicants' ability to change dates and other relevant information in the final form of Alamos Notice. The Alamos Notice shall be mailed or delivered in accordance with paragraphs 27 and 0 of this Order. Failure or omission to give notice in accordance with paragraphs 27 and 0 of this Order, as a result of mistake or of events beyond the control of Alamos, shall not constitute a breach of this Order or a defect in the calling of the Alamos Meeting and shall not invalidate any resolution passed or proceedings taken at the Alamos Meeting, but if any such failure or omission is brought to the attention of Alamos, then Alamos shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Solicitation and Revocation of Proxies

Proxies for the AuRico Meeting

17. **THIS COURT ORDERS** that AuRico is authorized to use proxies at the AuRico Meeting, substantially in the form accompanying the Circular, with such amendments and additional information as AuRico may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. AuRico is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. AuRico may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by AuRico Shareholders, if AuRico deems it advisable to do so.

18. **THIS COURT ORDERS** that AuRico Shareholders shall be entitled to revoke their proxies in accordance with Section 110(4) of the OBCA (except as the procedures of that Section are varied by this paragraph and the Plan of Arrangement) provided that any instruments in writing delivered pursuant to Section 110 of the OBCA: (a) may be deposited at the registered

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office of AuRico or with the authorized agent of AuRico as set out in the Circular any time up to 10:00 a.m. (Eastern time) on the last business day before the AuRico Meeting or any adjournment or postponement of the AuRico Meeting; or (b) with the Chairman of the AuRico Meeting on the day of the AuRico Meeting or any adjournment thereof.

Proxies for the Alamos Meeting

19. **THIS COURT ORDERS** that Alamos is authorized to use proxies at the Alamos Meeting, substantially in the form accompanying the Circular, with such amendments and additional information as Alamos may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Alamos is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Alamos may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Alamos Shareholders, if Alamos deems it advisable to do so.

20. **THIS COURT ORDERS** that Alamos Shareholders shall be entitled to revoke their proxies (except as varied by this paragraph and the Plan of Arrangement) provided that any instruments in writing delivered: (a) may be deposited at the registered office of Alamos or with the authorized agent of Alamos as set out in the Circular any time up to 10:00 a.m. (Eastern time) on the last business day before the Alamos Meeting or any adjournment or postponement of the Alamos Meeting; or (b) with the Chairman of the Alamos Meeting on the day of the Alamos Meeting or any adjournment thereof.

Method of Distribution of Meeting Materials Court Materials

AuRico Meeting Materials & AuRico Court Materials

21. **THIS COURT ORDERS** that, in order to effect notice of the AuRico Meeting, AuRico shall send the Circular, the Notice of Application, this Interim Order, the AuRico Notice, the forms of proxy and the letter of transmittal, along with such amendments or additional documents as AuRico may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "AuRico Meeting Materials"), to the following:

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(a) to registered AuRico Shareholders at 5:00 p.m. (Eastern time) on the AuRico Record Date, to AuRico's directors and auditors and to the Director by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the AuRico Meeting in the AuRico Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of AuRico as of the AuRico Record Date or such later date as the applicants may determine in accordance with the OBCA; and

(b) to non-registered AuRico Shareholders by providing sufficient copies of the AuRico Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument No. 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

and that compliance with this paragraph shall constitute sufficient notice of the AuRico Meeting.

22. **THIS COURT ORDERS** that, in the event that AuRico elects to so distribute the AuRico Meeting Materials, AuRico is hereby directed to distribute the Circular, the Notice of Application and this Interim Order and any other communications or documents determined by the applicants to be necessary or desirable (collectively, the "AuRico Court Materials") to the holders of deferred share units of AuRico ("AuRico DSUs"), restricted share units of AuRico ("AuRico RSUs"), preferred share units of AuRico ("AuRico PSUs"), and options to acquire AuRico Shares ("AuRico Options") by mailing same by email, by facsimile, by pre-paid ordinary mail, by delivery in person or by courier, concurrently with the distribution described in paragraph 21 of this Order. Distribution to such persons shall be to their addresses as they appear on the books and records of the applicants as of the AuRico Record Date.

23. **THIS COURT ORDERS** that accidental failure or omission by AuRico to give notice of the meeting or to distribute the AuRico Meeting Materials or AuRico Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of AuRico, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this

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Interim Order nor shall it invalidate any resolution passed or proceedings taken at the AuRico Meeting. If any such failure or omission is brought to the attention of AuRico, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

24. **THIS COURT ORDERS** that AuRico is hereby authorized to make such amendments, revisions or supplements to the AuRico Meeting Materials and AuRico Court Materials as AuRico may determine in accordance with the terms of the Arrangement Agreement.

25. **THIS COURT ORDERS** that the AuRico Meeting Materials and AuRico Court Materials shall be deemed for the purposes of this Order to have been received,

(a) in the case of mailing, three (3) days after delivery thereof to the post office; and

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address, or, in the case of delivery by courier, by inter-office mail or expedited parcel post, one (1) Business Day after receipt by the courier, inter-office system or post office.

26. **THIS COURT ORDERS** that distribution of the AuRico Meeting Materials and AuRico Court Materials pursuant to paragraphs 21 and 22 of this Interim Order shall constitute notice of the AuRico Meeting and the Arrangement and good and sufficient service of the within Application upon the persons described in paragraph 21 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the AuRico Meeting Materials or the AuRico Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings, the AuRico Meeting and/or the Arrangement to the persons described in paragraphs 21 and 22 of this Order or to any other persons.

Alamos Meeting Materials & Alamos Court Materials

27. **THIS COURT ORDERS** that, in order to effect notice of the Alamos Meeting, Alamos shall send the Circular, the Notice of Application, this Interim Order, the AuRico Notice, the forms of proxy and the letter of transmittal, along with such amendments or additional

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documents as Alamos may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Alamos Meeting Materials"), to the following:

(a) to registered Alamos Shareholders at 5:00 p.m. (Eastern time) on the Alamos Record Date, to Alamos's directors and auditors and to the Director by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Alamos Meeting in the Alamos Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Alamos as of the Alamos Record Date or such later date as the applicants may determine in accordance with the BCBCA; and

(b) to non-registered Alamos Shareholders by providing copies of the Alamos Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument No. 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

and that compliance with this paragraph shall constitute sufficient notice of the Alamos Meeting.

28. **THIS COURT ORDERS** that, in the event Alamos elects to so distribute the Alamos Meeting Materials, Alamos is hereby directed to distribute the Circular, the Notice of Application, this Interim Order, the notice to holders of Alamos Warrants (as defined below) attached as Exhibit "B" to the Alamos Affidavit (in the case of holders of Alamos Warrants), and any other communications or documents determined by the applicants to be necessary or desirable (collectively, the "Alamos Court Materials") to the registered holders of the warrants issued under the Alamos Warrant Indenture ("Alamos Warrants"), restricted share units of Alamos ("Alamos RSUs"), deferred share units of Alamos ("Alamos DSUs"), options to acquire Alamos Shares ("Alamos Options"), or cash settled stock appreciation rights ("Alamos SARs") by mailing same by email, by facsimile, by pre-paid ordinary mail, by delivery in person or by courier, concurrently with the distribution described in paragraph 27 of this Order. Distribution to such persons shall be to their addresses as they appear on the books and records of the applicants as of the Alamos Record Date.

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29. **THIS COURT ORDERS** that accidental failure or omission by Alamos to give notice of the meeting or to distribute the Alamos Meeting Materials or Alamos Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Alamos, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Alamos Meeting. If any such failure or omission is brought to the attention of Alamos, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

30. **THIS COURT ORDERS** that Alamos is hereby authorized to make such amendments, revisions or supplements to the Alamos Meeting Materials and Alamos Court Materials as Alamos may determine in accordance with the terms of the Arrangement Agreement.

31. **THIS COURT ORDERS** that the Alamos Meeting Materials and Alamos Court Materials shall be deemed for the purposes of this Order to have been received,

(a) in the case of mailing, three (3) days after delivery thereof to the post office; and

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address, or, in the case of delivery by courier, by inter-office mail or expedited parcel post, one (1) Business Day after receipt by the courier, inter-office system or post office.

32. **THIS COURT ORDERS** that distribution of the Alamos Meeting Materials and Alamos Court Materials pursuant to paragraphs 27 and 28 of this Order shall constitute notice of the Alamos Meeting and the Arrangement and good and sufficient service of the within Application upon the persons described in paragraph 27 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Alamos Meeting Materials or the Alamos Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings, the Alamos Meeting and/or the Arrangement to the persons described in this Order or to any other persons.

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Voting

Voting at the AuRico Meeting

33. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the AuRico Arrangement Resolution at the AuRico Meeting shall be AuRico Shareholders as at the close of business on the AuRico Record Date.

34. **THIS COURT ORDERS** that, subject to further Order of this Honourable Court, the AuRico Arrangement Resolution must be passed at the AuRico Meeting by the affirmative vote of at least 66 2/3% of the votes cast in respect of the AuRico Arrangement Resolution by the AuRico Shareholders present in person or represented by proxy at the AuRico Meeting voting together as a single class, together with, if required by Multilateral Instrument 61-101 Protection of Minority Security Holdings in Special Transactions ("MI 61-101"), minority approval in accordance with Section 8.1 of MI 61-101. Such vote shall be sufficient to authorize and direct AuRico to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement without the necessity of any further approval by AuRico Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

35. **THIS COURT ORDERS** that in respect of the vote on the AuRico Arrangement Resolution, each AuRico Shareholder is entitled to one vote for each AuRico Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the AuRico Arrangement Resolution.

36. **THIS COURT ORDERS** that in respect of matters properly brought before the AuRico Meeting pertaining to items of business affecting AuRico (other than in respect of the AuRico Arrangement Resolutions), each AuRico Shareholder is entitled to one vote for each AuRico Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

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Voting at the Alamos Meeting

37. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Alamos Continuance Resolution and the Alamos Arrangement Resolution at the Alamos Meeting shall be Alamos Shareholders as at the close of business on the Alamos Record Date.

38. **THIS COURT ORDERS** that, subject to further Order of this Honourable Court, the Alamos Continuance Resolution must be passed at the Alamos Meeting by the affirmative vote of at least 66 2/3% of the votes cast in respect of the Alamos Arrangement Resolution by the Alamos Shareholders present in person or represented by proxy at the Alamos Meeting voting together as a single class, and the Alamos Arrangement Resolution must be passed at the Alamos Meeting by the affirmative vote of at least 66 2/3% of the votes cast in respect of the Alamos Arrangement Resolution by the Alamos Shareholders present in person or represented by proxy at the Alamos Meeting voting together as a single class, together with, if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101. Such votes shall be sufficient to authorize and direct Alamos to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement without the necessity of any further approval by Alamos Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

39. **THIS COURT ORDERS** that in respect of the votes on the Alamos Continuance Resolution and the Alamos Arrangement Resolution, respectively, each Alamos Shareholder is entitled to one vote for each Alamos Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Alamos Continuance Resolution and the Alamos Arrangement Resolution, respectively.

40. **THIS COURT ORDERS** that in respect of matters properly brought before the Alamos Meeting pertaining to items of business affecting Alamos (other than in respect of the Alamos Continuance Resolution and the Alamos Arrangement Resolution), each Alamos Shareholder is entitled to one vote for each Alamos Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

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Dissent Rights

AuRico Dissent Rights

41. **THIS COURT ORDERS** that each registered AuRico Shareholder shall be entitled to exercise Dissent Rights in connection with the AuRico Arrangement Resolution in accordance with Section 185 of the OBCA (except as the procedures of that Section are varied by this Order and the Plan of Arrangement) provided that, notwithstanding Section 185(6) of the OBCA, any AuRico Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the AuRico Arrangement Resolution to AuRico in the form required by Section 185 of the OBCA and the Arrangement Agreement, which written objection must be received not later than 5:00 p.m. (Eastern Time) on the last business day immediately preceding the AuRico Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in Section 185 of the OBCA means this Honourable Court.

42. **THIS COURT ORDERS** that any AuRico Shareholder who duly exercises such Dissent Rights set out above and who:

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Alamos Dissent Rights

43. **THIS COURT ORDERS** that each registered Alamos Shareholder shall be entitled to exercise Dissent Rights in connection with the Alamos Continuance Resolution and the Alamos Arrangement Resolution in accordance with Sections 237 to 247 of the BCBCA (except as the procedures of that Section are varied by this Order and the Plan of Arrangement).

44. **THIS COURT ORDERS** that any Alamos Shareholder who duly exercises such Dissent Rights set out above and who:

Hearing of Application for Approval of the Arrangement

45. **THIS COURT ORDERS** that upon approval by the AuRico Shareholders and the Alamos Shareholders of the Arrangement and the Plan of Arrangement in the manner set forth in this Interim Order, the applicants may apply to this Honourable Court for final approval of the Arrangement.

46. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 21, 22, 27 and 28 shall constitute

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good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 47.

47. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for AuRico at the following address: Fasken Martineau LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario, M5H 2T6, Attention: Samuel R. Rickett, and to counsel for Alamos at the following address: Torys LLP, 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, Ontario, M5K 1N2, Attention: Linda Plumpton as soon as reasonably practicable, and, in any event, no less than five days before the hearing of this Application.

48. **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the application shall be:

(a) the applicants; and

(b) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

49. The applicants intend to rely on the final approval of this Court for the purposes of the exemption provided under Section 3(a)(10) of the United States *Securities Act of 1933*, as amended, as more particularly described in the Arrangement Agreement.

50. **THIS COURT ORDERS** that any materials to be filed by the applicants in support of the within application for final approval of the Arrangement may be filed up to one day prior to the hearing of the application without further order of this Honourable Court.

51. **THIS COURT ORDERS** that in the event the within application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 47 shall be entitled to be given notice of the adjourned date.

Precedence

52. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and

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(a) the terms of any instrument creating, governing or collateral to the AuRico Shares, the AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options, or the articles and by-laws of AuRico, or

(b) the terms of any instrument creating, governing or collateral to Alamos Shares, Alamos Warrants, Alamos RSUs, Alamos DSUs, Alamos Options, Alamos SARs, or the articles or by-laws of Alamos,

this Interim Order shall govern.

Extra-Territorial Assistance

53. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any Province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

54. **THIS COURT ORDERS** that the applicants shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

G. Hon-Hl J.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:
MAY 22 2015
MB

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING AURICO GOLD INC. AND ALAMOS GOLD INC
Applicants

Commercial Court File No. CV-15-10967-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

INTERIM ORDER

Torys LLP
79 Wellington St. W., 30th Floor
Box 270, TD South Tower
Toronto, Ontario M5K 1N2
Fax: 416.865.7380

Linda Plumpton (LSUC #: 38400A)
Tel: 416.865.8193

Lawyers for Alamos Gold Inc.

Samuel R. Rickett
Tel: 416.868.3436

Lawyers for AuRico Gold Inc.

APPENDIX E - PLAN OF ARRANGEMENT

E-1

PLAN OF ARRANGEMENT

respecting

AURICO GOLD INC. AND ALAMOS GOLD INC.

made pursuant to

Section 182 of the Business Corporations Act (Ontario)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Alamos” means Alamos Gold Inc., a company existing under the BCBCA and to be continued to the OBCA prior to the Effective Time;

“Alamos Arrangement Resolution” means the special resolution of the Alamos Shareholders approving the Plan of Arrangement substantially in the form attached as a Schedule to the Arrangement Agreement;

“Alamos Circular” means the notice of the Alamos Meeting to be sent to Alamos Shareholders and the management information circular to be prepared in connection with the Alamos Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Alamos Meeting;

“Alamos Continuance Resolution” means the special resolution of the Alamos Shareholders approving the Continuance substantially in the form attached as a Schedule to the Arrangement Agreement;

“Alamos Deferred Share Unit Plan” means the deferred share unit plan for directors of Alamos effective December 4, 2012;

“Alamos DSUs” means deferred share units granted under the Alamos Deferred Share Unit Plan;

“Alamos Exchange Ratio” means 1.9818 AuRico Shares for each Alamos Share, subject to adjustment in accordance with the terms hereof;

“Alamos Meeting” means the special meeting, including any adjournments or postponements thereof, of the Alamos Shareholders to be held to consider, among other things, and, if deemed advisable, to approve the Alamos Continuance Resolution and the Alamos Arrangement Resolution;

“Alamos Options” means options to acquire Alamos Shares issued pursuant to or governed by the Alamos Stock Option Plan;

“Alamos Restricted Share Unit Plan” means the restricted share unit plan of Alamos effective June 6, 2012;

“Alamos RSUs” means restricted share units granted under the Alamos Restricted Share Unit Plan;

“Alamos SARs” means the cash settled stock appreciation rights granted under the Alamos Stock Appreciation Rights Plan;

“Alamos Shareholders” means at any time, the holders of Alamos Shares;

“Alamos Shares” means the common shares in the capital of Alamos;

“Alamos Stock Appreciation Rights Plan” means the stock appreciation rights plan of Alamos effective November 1, 2011;

“Alamos Stock Option Plan” means the Amended Share Option Plan of Alamos last ratified, confirmed and approved by the Alamos Shareholders on May 31, 2012;

“Alamos Warrant Indenture” means the warrant indenture made as of August 30, 2013 between Alamos and Computershare Trust Company of Canada;

“Alamos Warrants” means the warrants to purchase an aggregate of 7,500,000 Alamos Shares (subject to adjustment as provided in the Alamos Warrant Indenture) issued under the Alamos Warrant Indenture;

“Amalco” means the corporation continuing as a successor to AuRico and Alamos under the OBCA following the effectiveness of the Arrangement contemplated hereby;

“Amalco Shares” means common shares in the capital of Amalco;

“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or Article 5 hereof or made at the direction of the Court either in the Interim Order or Final Order with the consent of AuRico and Alamos, each acting reasonably;

“Arrangement Agreement” means the agreement made as of April 12, 2015 between AuRico and Alamos, as amended, supplemented or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement of AuRico and Alamos in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall be in form and substance satisfactory to AuRico and Alamos, each acting reasonably;

“AuRico” means AuRico Gold Inc. a company existing under the OBCA;

“AuRico 2013 LTIP” means the long term incentive plan approved by the AuRico Shareholders on May 13, 2013 which, among other things, replaced the amended Stock Option Plan of AuRico approved by the AuRico Shareholders at a special meeting of AuRico Shareholders held on February 18, 2011;

“AuRico 2013 Rights Plan” means the amended and restated shareholder rights agreement between AuRico and Computershare Investor Services Inc. dated May 13, 2013;

“AuRico Arrangement Resolution” means the special resolution of the AuRico Shareholders approving the Plan of Arrangement substantially in the form attached as a Schedule to the Arrangement Agreement;

“AuRico Circular” means the notice of the AuRico Arrangement Meeting to be sent to AuRico Shareholders and the management information circular to be prepared in connection with the AuRico Arrangement Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the AuRico Arrangement Meeting;

“AuRico DSUs” means deferred share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico Loan Proceeds” means $[ ] which are held in escrow by the Depository on account on the loan made by Alamos to AuRico under Section 2.3(p);

“AuRico Meeting” means the special meeting, including any adjournments or postponements thereof, of the AuRico Shareholders a to be held to consider, among other things, and, if deemed advisable, to approve the AuRico Arrangement Resolution;

“AuRico Options” means options issued pursuant to, or governed by, the AuRico 2013 LTIP;

“AuRico PSUs” means performance share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico RSUs” means restricted share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico Shares” means the common shares in the capital of AuRico;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British Columbia or New York City, New York;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Class A Exchange Ratio” means 0.5046 Class A Shares for each Amalco Share, subject to adjustment in accordance with the terms hereof;

“Class A Shares” means the Class A Common Shares of Amalco referred to in Section 2.3(v)(i);

“Committed Amount” has the meaning given to that term in the New AuRico Contribution Agreement;

“Continuance” means the continuance of Alamos from the BCBCA to the OBCA;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depository” means the Person appointed by Alamos and AuRico to act as depositary at its offices set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissenting Alamos Shareholder” means a holder of Alamos Shares who dissents in respect of the Alamos Continuance Resolution or the Alamos Arrangement Resolution in strict compliance with Section 3.2;

“Dissenting AuRico Shareholder” means a holder of AuRico Shares who dissents in respect of the AuRico Arrangement Resolution in strict compliance with Section 3.1;

“Earn-In Covenants” has the meaning given to that term in the New AuRico Contribution Agreement;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date;

“Eligible Holder” means a beneficial owner of Alamos Shares immediately prior to the Effective Time who is (i) a resident of Canada for purposes of Part I of the Tax Act (other than a Tax Exempt Person), (ii) a person not resident in Canada for purposes of Part I of the Tax Act whose Alamos Shares constitute “taxable Canadian property” as defined in the Tax Act and who is not exempt from Canadian tax in respect of any gain realized on the disposition of an Alamos Share by reason of an exemption contained in an applicable income tax treaty or convention, or (iii) a partnership, if one or more members of the partnership are (A) described in (i) or (B) a non-resident of Canada for purposes of the Tax Act and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Alamos Shares by the partnership by reason of an exemption contained in an applicable income tax treaty or convention;

“Escrowed Subscription Proceeds” means $<@> which are held in escrow by the Depository on account of the purchase price payable by Alamos to AuRico for the AuRico Shares subscribed for by it under Section 2.3(b);

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the AuRico Arrangement Meeting and the Alamos Arrangement Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court;

“Letter of Transmittal” means the Letter of Transmittal for use by AuRico Shareholders and Alamos Shareholders, in the form accompanying the AuRico Circular or the Alamos Circular, as applicable;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“New AuRico” means a corporation to be incorporated under the OBCA and following the Effective Time to be renamed AuRico Metals Inc. or such other name determined by AuRico prior to the Effective Time;

“New AuRico Cash” has the meaning given to that term in the New AuRico Contribution Agreement;

“New AuRico Contribution Agreement” means the agreement between New AuRico, AuRico and Alamos, in a form agreeable to AuRico, New AuRico and Alamos, each acting reasonably, by which, among other things, the New AuRico Property and the New AuRico Liabilities are transferred to or assumed by, as applicable, New AuRico and the Earn-In Covenants are implemented;

“New AuRico Liabilities” has the meaning given to that term in the New AuRico Contribution Agreement;

“New AuRico Property” has the meaning given to that term in the New AuRico Contribution Agreement;

“New AuRico Shareholders” means at any time the holders of New AuRico Shares;

“New AuRico Shares” means the common shares in the capital of New AuRico;

“OBCA” means the Business Corporations Act (Ontario);

“Pro Rata Portion of a New AuRico Share” means the amount determined by dividing (i) the product obtained by multiplying the number of New AuRico Shares outstanding immediately prior to the reorganization of Amalco’s share capital in Section 2.3(v) by 0.951, by (ii) the number of Amalco Shares outstanding immediately prior to the reorganization of Amalco’s share capital in Section 2.3(v);

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Tax Act” means the Income Tax Act (Canada), as amended; and

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

1.2	Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times express herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6	Statutory Reference

Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of the United States of America.

ARTICLE 2
ARRANGEMENT

2.1	Binding Effect

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 182 of the OBCA. The Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Alamos; (ii) AuRico; (iii) Amalco; (iv) New AuRico; (v) all holders of AuRico Shares, Alamos Shares, Amalco Shares, Class A Shares and/or New AuRico Shares; (vi) all holders of Alamos Warrants, Alamos RSUs, Alamos DSUs, Alamos Options, Alamos SARs, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options and any security into which they may be converted or exchange or otherwise converted pursuant to Section 2.3 of this Plan of Arrangement; and (vii) the Depository.

2.2	Preliminary Steps Prior to the Arrangement

The following preliminary steps shall occur prior to, and shall be conditions to, the implementation of the Plan of Arrangement:

(a)	Alamos shall have continued to the OBCA and shall be a corporation existing under the OBCA;

(b)	AuRico shall have incorporated New AuRico pursuant to the OBCA and shall have subscribed for and been issued 1 New AuRico Share for $1.00;

(c)	The number of directors on the board of directors of New AuRico shall initially be set at eight and the initial directors shall include the following:

Scott Perry	Anne Day
Chris Richter	Janice Stairs
John McCluskey	Richard Colterjohn
Anthony Garson	Joseph Spiteri

The initial directors of New AuRico shall hold office until the next annual meeting of the shareholders of New AuRico or until their successors are elected or appointed;

(d)	The initial officers of New AuRico shall be as follows:

Name	Title
Scott Perry	Executive Chairman
Chris Richter	Chief Executive Officer
Rob Chausse	Chief Financial Officer
Chris Rockingham	Vice President Development

Additional officers shall be appointed by the board of directors of New AuRico;

(e)	AuRico and New AuRico shall have entered into the New AuRico Contribution Agreement;

(f)

Alamos shall have deposited with the Depository the Escrowed Subscription Proceeds, which proceeds shall be held in trust for the benefit of Alamos until immediately before the time at which the transaction referred to in Section 2.3(c) occurs;

(g)

Alamos shall have deposited with the Depository an amount in cash equal to the AuRico Loan Proceeds, as security for its obligation if the Arrangement is implemented to make the loan referred to in Section 2.3(p), which amounts will be held in trust by the Depository and released to AuRico only if the Arrangement is implemented immediately before the time at which the transaction referred to in Section 2.3(p) occurs;

(h)

AuRico shall have deposited with the Depository an amount in cash equal to the New AuRico Cash, which proceeds shall be held in trust for the benefit of AuRico until immediately before the time at which the transactions referred to in Section 2.3(e) occur, at which time such proceeds shall be released to New AuRico; and

(i)

AuRico shall have deposited with the Depository an amount in cash equal to the Committed Amount, which proceeds shall be held in trust for the benefit of AuRico until immediately before the time at which the transactions referred to in Section 2.3(e) occur, at which time such proceeds shall be released to New AuRico.

2.3	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur two minutes apart and in the following order without any further act or formality:

(a)	The AuRico 2013 Rights Plan shall not apply to this Arrangement.

(b)	Alamos shall subscribe for <@> AuRico Shares for a purchase price of $<@> per AuRico Share.

(c)	The Depository shall release to AuRico the Escrowed Subscription Proceeds as payment in full by Alamos of the subscription price for the AuRico Shares referred to in Section 2.3(b).

(d)	AuRico shall issue <@> AuRico Shares to Alamos pursuant to the share subscription referred to in Section 2.3(b) above.

(e)

AuRico shall sell and transfer to New AuRico all of AuRico’s right, title and interest in the New AuRico Property, New AuRico shall assume, and shall pay, discharge and perform, the New AuRico Liabilities and the Earn-In Covenants shall become effective, all in accordance with the terms of the New AuRico Contribution Agreement.

(f)

Each Alamos Share held by a Dissenting Alamos Shareholder shall, without any further action by or on behalf of such Dissenting Alamos Shareholder, be deemed to have been transferred and assigned to Alamos in consideration for a debt claim against Alamos determined in accordance with Section 3.2.

(g)	With respect to each Alamos Share transferred and assigned to Alamos in accordance with Section 2.3(f):

(i)

the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and such Alamos Share shall be cancelled; and

(ii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to Alamos.

(h)

Each AuRico Share held by a Dissenting AuRico Shareholder shall, without any further action by or on behalf of such Dissenting AuRico Shareholder, be deemed to have been transferred and assigned to AuRico in consideration for a debt claim against AuRico determined in accordance with Section 3.1.

(i)	With respect to each AuRico Share transferred and assigned to AuRico in accordance with Section 2.3(h):

(i)

the holder of such AuRico Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of AuRico in respect of the AuRico Shares, and such AuRico Share shall be cancelled; and

(ii)

the holder of such AuRico Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such AuRico Share to AuRico.

(j)

Each Alamos Share (excluding any Alamos Shares held by Dissenting Alamos Shareholders) shall, without further action by or on behalf of the holder thereof, be transferred and assigned to AuRico in exchange for (i) the issuance to the holder of that number of AuRico Shares determined by the Alamos Exchange Ratio and (ii) subject to Section 4.7, $0.0001.

(k)	With respect to each Alamos Share transferred and assigned to AuRico in accordance with Section 2.3(j):

(i)

the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and the name of AuRico shall be added to the register maintained by or on behalf of Alamos in respect of the Alamos Shares as the holder of such of Alamos Share;

(ii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to AuRico; and

(iii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be added to the register maintained by or on behalf of AuRico in respect of the AuRico Shares as the holder of the AuRico Shares issued to such holder.

(l)

For purposes of the OBCA, the amount added to the stated capital in respect of the AuRico Shares issued to the holders of the Alamos Shares shall be equal to the fair market value of the Alamos Shares in consideration for which such AuRico Shares were issued less the aggregate amount of cash paid by AuRico pursuant to Section 2.3(j).

(m)

Each Alamos Option outstanding immediately prior to the Effective Time shall be exchanged for an option (a “Replacement Option”) granted by AuRico to acquire that number of AuRico Shares equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to such Alamos Option, provided that the number of AuRico Shares issuable pursuant to such Replacement Option shall be rounded down to the nearest whole number of AuRico Shares. Such Replacement Option shall have an exercise price per AuRico Share equal to the exercise price per Alamos Share of such Alamos Option immediately prior to the Effective Time divided by the Alamos Exchange Ratio, provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount of such Alamos Option before the exchange. Except, as provided in this Section 2.3(m), the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Replacement Option will be the same as the Alamos Option for which it is exchanged, and any document or agreement previously evidencing such Alamos Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(n)

Each Alamos SAR outstanding prior to the Effective Time shall be exchanged for an award (a “Replacement SAR”) granted by AuRico and the value of such Replacement SAR shall be equal to the value of such Alamos SAR immediately prior to the Effective time and shall be determined with reference to AuRico Shares (or any shares for which such AuRico Shares are converted, including Amalco Shares) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(n), the terms and conditions of the Replacement SARs will be the same as the Alamos SAR for which it is exchanged, any document or agreement previously evidencing an Alamos SAR shall thereafter evidence and be deemed to evidence such Replacement SAR and AuRico shall assume, and shall pay, discharge and perform the liabilities and obligations of Alamos under the Alamos SAR Plan and amended by this Section 2.3(n).

(o)	With respect to each Alamos Option and Alamos SAR exchange in accordance with Sections 2.3(m) or 2.3(n), as applicable:

(i)

the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos Options and Alamos SARs shall be cancelled;

(ii)

the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Option or Alamos SAR with AuRico for the Replacement Option or Replacement SAR, respectively; and

(iii)

the name of the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall be added to the register maintained by or on behalf of AuRico in respect of the Replacement Options or Replacement SARs, respectively.

(p)	Alamos shall make a non-interest bearing loan payable on demand to AuRico an amount equal to the AuRico Loan Proceeds.

(q)	The Depository shall release to AuRico the AuRico Loan Proceeds in satisfaction in full of the advance by Alamos of the loan to AuRico referred to in Section 2.3(p).

(r)	The aggregate stated capital in respect of the Alamos Shares shall be reduced to C$1.00 without any repayment of capital in respect thereof.

(s)	AuRico and Alamos shall be amalgamated and continued as one corporation under the OBCA in accordance with the following:

(i)	Name. The name of Amalco shall be “Alamos Gold Inc.”;

(ii)	Registered Office. The registered office of Amalco shall be located at the same registered office as Alamos;

(iii)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(iv)

Share Provisions. Amalco is authorized to issue an unlimited number of Amalco Shares. The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as set forth in SCHEDULE A hereto;

(v)	Directors.

(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of three and a maximum number of ten directors;

(B)	Initial Directors. The number of directors on the board of directors shall initially be set at ten and the initial directors shall include:

Alan Edwards (Non- Executive Chairman)	John McCluskey
David Fleck	Paul Murphy
David Gower	Scott Perry
Kenneth Stowe	Mark Daniel
Ronald Smith	Patrick Downey

The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in Section 2.3(s)(v)(A) may be determined from time to time by resolution of the board of directors of Amalco. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors of Amalco;

(vi)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title
Alan Edwards	Non-Executive Chairman
John McCluskey	President and Chief Executive Officer
Jamie Porter	Chief Financial Officer
Peter McPhail	Chief Operating Officer
Charles Tarnocai	Vice President Corporate Development
Andrew Cormier	Vice President Construction and
Development
Greg Fisher	Vice President Finance
Christine Barwell	Vice President Human Resources

and shall include the following individuals who shall be appointed to equivalent positions to their current positions with AuRico:

Name	Current Title
Chris Bostwick	Senior Vice President Technical Services
Luis Chavez	Senior Vice-President Mexico

Additional officers shall be appointed by the Chief Executive Officer of Amalco.

(vii)	By-laws. The by-laws of Amalco shall be as set forth in Schedule B hereto and all previous by-laws shall be repealed;

(viii)

Effect of Amalgamation. The provisions of subsections 179 (a), (a.1), (b), (c), and (e) of the OBCA shall apply to the amalgamation with the result that without any further act, formality, transfer or other act:

(A)	Alamos and AuRico are amalgamated and continue as one corporation under the terms and conditions contained in this Plan of Arrangement;

(B)	Alamos and AuRico cease to exist as entities separate from Amalco;

(C)

Amalco possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi- criminal, and all contracts, disabilities and debts of each of the amalgamating corporations;

(D)	a conviction against, or ruling, order or judgment in favour or against an amalgamating corporation may be enforced by or against Amalco; and

(E)

Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an amalgamating corporation before the amalgamation has become effective;

(ix)

Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the Certificate issued in respect of such Articles of Arrangement by the Director under the OBCA shall be deemed to be the certificate of amalgamation of Amalco;

(x)

Conversion, Exchange or Cancellation of AuRico Shares, Alamos Shares, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options, Alamos Warrants, Alamos DSUs, Alamos RSUs, Replacement Options and Replacement SARs. On the amalgamation:

(A)

each AuRico Share (excluding any AuRico Shares held by Dissenting AuRico Shareholders and AuRico Shares held by Alamos) will be converted, without any act or formality on the part of the holder thereof, into one fully paid and non-assessable Amalco Share, and the name of the holder of such AuRico Share will be removed from the register of holders of AuRico Shares and added to the register of holders of Amalco Shares;

(B)	each Alamos Share held by AuRico and each AuRico Share held by Alamos will be cancelled without any repayment of capital or other consideration in respect thereof;

(C)

each Alamos Warrant shall, without further action by or on behalf of the holder thereof be exchanged for a warrant (“Amalco Warrant”) issued by Amalco that entitle the holder thereof to acquire, upon due exercise, that number of Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to the Alamos Warrant immediately prior to the amalgamation pursuant to Section 2.3(s), provided that the number of Amalco Shares issuable upon due exercise of such Amalco Warrant shall be rounded down to the nearest whole number of Amalco Shares. Such Amalco Warrant shall have an exercise price per Amalco Share equal to the exercise price per Alamos Share immediately prior to the Effective Time divided by the Alamos Exchange Ratio. Except as provided in this Section 2.3(s)(x)(C), the term to expiry, exercise price, conditions to and manner of exercising, vesting schedule and all other terms and conditions of the Amalco Warrant shall be the same as the Alamos Warrant for which it is exchanged, and any document or agreement previously evidencing an Alamos Warrant shall thereafter evidence and be deemed to evidence such Amalco Warrant;

(D)

each Alamos RSU outstanding immediately prior to the Effective Time shall be exchanged for an award (an “Amalco RSU”) granted by Amalco having a value equal to the value of such Alamos RSU immediately prior to the Effective Time, and the value of such Amalco RSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(s)(x)(D), the terms and conditions of such Amalco RSU will be the same as the Alamos RSU for which it is exchanged, and any document or agreement previously evidencing an Alamos RSU shall thereafter evidence and be deemed to evidence such Amalco RSU;

(E)

each Alamos DSU outstanding immediately prior to the Effective Time shall be exchanged for an award (an “Amalco DSU”) granted by Amalco, having a value equal to the value of such Alamos DSU immediately prior to the Effective Time, and the value of such Amalco DSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(s)(x)(E), the terms and conditions of such Amalco DSU will be the same as the Alamos DSU for which it is exchanged, and any document or agreement previously evidencing an Alamos DSU shall thereafter evidence and be deemed to evidence such Amalco DSU;

(F)

each AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option and Replacement SAR outstanding at the Effective Time shall be converted to a similar award (each a “Replacement Amalco Security”) issued by Amalco except that on exercise or redemption, as applicable, thereof Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) will be issued (to the extent such awards are not cash settled in accordance with their terms for cash consideration). Subject to the foregoing provisions and this Plan of Arrangement, the term to expiry, conditions to and manner of redemption or exercise, vesting schedule, and all other terms and conditions of such Replacement Amalco Security shall be the same as the AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, for which it was exchanged and any document or agreement previously evidencing or deemed to previously evidence under this Plan of Arrangement an AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security.

(xi)

Stated Capital. For the purposes of the OBCA, the aggregate stated capital attributable to the Amalco Shares shall be equal to the aggregate stated capital of the AuRico Shares and the Alamos Shares immediately prior to the amalgamation, less the amount of any stated capital attributable to the AuRico Shares or the Alamos Shares that are cancelled on the amalgamation pursuant to Section 2.3(s)(x)(B).

(t)	With respect to each Alamos Warrant exchanged pursuant to Section 2.3(s)(x)(C):

(i)

the holder of such Alamos Warrant immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Warrants, and the Alamos Warrant shall be cancelled;

(ii)

the holder of such Alamos Warrant immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Warrant with Amalco for the Amalco Warrant; and

(iii)

the holder of such Alamos Warrant immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect of the Amalco Warrants as the holder of the Amalco Warrants issued to such holder.

(u)	With respect to each Alamos RSU and Alamos DSU exchange in accordance with Sections 2.3(s)(x)(D), or 2.3(s)(x)(E) as applicable:

(i)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos RSU or Alamos DSU, as applicable, shall be cancelled;

(ii)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos DSU or Alamos RSU, as applicable, with Amalco for the Amalco DSU or Amalco RSU, respectively; and

(iii)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect thereof as the holder of the Amalco RSU or Amalco DSU, as applicable.

(v)	Amalco’s authorized and issued share capital shall be reorganized as follows:

(i)	the articles of Amalco shall be amended to add a class of shares designated as “Class A Common Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)	Voting

Holders of Class A Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Class A Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Class A Common Shares who are entitled to vote separately as a class or series at such meeting.

(B)	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Class A Common Shares with respect to the payment of dividends, holders of Class A Common Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

(C)	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Class A Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Class A Common Shares, be entitled to receive the remaining property and assets of Amalco.

(ii)

each issued and outstanding Amalco Share shall be exchanged with Amalco (free and clear of all Liens) for that number of Class A Shares equal to the Class A Exchange Ratio and a Pro Rata Portion of a New AuRico Share and each such exchanged Amalco Share shall thereupon be cancelled;

(iii)

the articles of Amalco shall be amended to delete the Amalco Shares therefrom, such that following such deletion the authorized capital of Amalco shall consist of an unlimited number of Class A Shares;

(iv)

the stated capital account in respect of the Amalco Shares shall be reduced, in respect of the Amalco Shares exchanged pursuant to Section 2.3(v)(ii)), by an amount equal to the stated capital of such Amalco Shares immediately prior to the step in Section 2.3(v), and there shall be added to the stated capital account in respect of the Class A Shares issued pursuant to Section 2.3(v)(ii) the amount by which (A) the amount the stated capital account in respect of the Amalco Shares is reduced pursuant to this Section 2.3(v)(iv) exceeds (B) the fair market value of the New AuRico Shares transferred to former holders of Amalco Shares pursuant to Section 2.3(v)(ii); and

(v)

each Replacement Amalco Security, Amalco DSU, Amalco RSU and Amalco Warrant shall be amended to (i) provide that on due exercise or redemption thereof Class A Shares will be issued (to the extent such securities are not redeemed for cash consideration) and (ii) reflect such other adjustments to such Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant as required by the terms thereof or as determined by the board of directors of Amalco to be necessary or desirable, in each case to reflect the reorganization of Amalco’s share capital pursuant to this Section 2.3(v). Any document or agreement previously evidencing or deemed to previously evidence under this Plan of Arrangement Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant which is as a result of the foregoing exercisable or redeemable, as applicable, for Class A Shares (to the extent such securities are not redeemed in accordance with their terms for cash consideration).

(w)	To the extent any provision of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency.

2.4	Effect of Transfer of New AuRico Property and Assumption of New AuRico Liabilities

Upon transfer, assignment and conveyance of the New AuRico Property by AuRico to New AuRico and the assumption by New AuRico of the New AuRico Liabilities, AuRico will, except as otherwise provided in the New AuRico Contribution Agreement, the Arrangement Agreement or any document or agreement referred to therein, be released from all debts, liabilities, commitments and obligations of any nature or kind whatsoever (whether matured or unmatured, accrued, fixed, contingent or otherwise) in respect of the New AuRico Property and the New AuRico Liabilities.

2.5	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall free and clear of any Liens.

2.6	Fully-Paid Shares

All AuRico Shares, New AuRico Shares, Amalco Shares and Class A Shares issued pursuant to the Plan of Arrangement shall be fully paid and non-assessable and AuRico, New AuRico or Amalco, as applicable, shall be deemed to have received the full consideration therefor and if such consideration shall not be money, any such non-cash consideration shall have a value that is not less in value than the fair equivalent of the money that AuRico, New AuRico or Amalco, as applicable, would have received had the applicable shares been issued for money.

2.7	Adjustments To Alamos Exchange Ratio

The Alamos Exchange Ratio and the Class A Exchange Ratio shall be adjusted in the circumstances and in the manner described in Section 4.8 of the Arrangement Agreement.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent for AuRico Shareholders

Holders of AuRico Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 in connection with the AuRico Arrangement Resolution; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the AuRico Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by AuRico not later than 5:00 p.m. (Eastern time) on the business day immediately preceding the AuRico Arrangement Meeting. Holders of AuRico Shares who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their AuRico Shares shall be entitled to be paid by AuRico such fair value and will not be entitled to any other payment or consideration, including any Amalco Shares, Class A Shares, or New AuRico Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of AuRico Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their AuRico Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of AuRico Shares, but in no case shall AuRico, Amalco or any other Person be required to recognize such holders as holders of AuRico Shares after the Effective Time, and the names of such holders of AuRico Shares shall be deleted from the registers of holders of AuRico Shares at the Effective Time.

3.2	Rights of Dissent for Alamos Shareholders

Holders of Alamos Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA and this Section 3.2 in connection with the Alamos Continuance Resolution or Alamos Arrangement Resolution. Holders of Alamos Shares who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Alamos Shares shall be entitled to be paid by Alamos such fair value and will not be entitled to any other payment or consideration, including any AuRico Shares, Amalco Shares, Class A Shares or New AuRico Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of Alamos Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Alamos Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alamos Shares, but in no case shall Alamos, Amalco or any other Person be required to recognize such holders as holders of Alamos Shares after the Effective Time, and the names of such holders of Alamos Shares shall be deleted from the registers of holders of Alamos Shares at the Effective Time.

ARTICLE 4
CERTIFICATES AND FRACTIONAL SHARES

4.1	Issuance of Certificates Representing Class A Common Shares

Upon surrender to the Depository for cancellation of a certificate which immediately prior to the Effective Time represented (a) one or more Alamos Shares that were ultimately converted under the Plan of Arrangement into one or more Class A Shares and/or (b) one or more AuRico Shares that were ultimately converted one or more Class A Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of AuRico or Alamos, as applicable, and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder, (i) a certificate representing that number (rounded down to the nearest whole number) of Class A Shares into which such holder’s AuRico Shares or Alamos Shares, as the case may be, were ultimately converted (together with any dividends or distributions with respect thereto pursuant to Section 4.2), (ii) a certificate representing that number (rounded down to the nearest whole number) of New AuRico Shares to which such holder is entitled under the Arrangement and this Plan of Arrangement, and (iii) in the case of a holder of Alamos Shares, a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive under the Arrangement and this Plan of Arrangement from Amalco for such Alamos Shares, less any amounts withheld pursuant to Section 4.6, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of AuRico Shares or Alamos Shares that is not registered in the transfer records of AuRico or Alamos, as applicable, a certificate representing the proper number of Class A Shares and New AuRico Shares may be issued to the transferee if the certificate representing such AuRico Shares or Alamos Shares, as applicable, is presented to the Depository, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented AuRico Shares or Alamos Shares that were converted pursuant to this Plan of Arrangement shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Class A Shares and New AuRico Shares as contemplated by this Section 4.1, (ii) with respect to any certificate representing one or more Alamos Shares, the cash payment contemplated by this Section 4.1, and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Amalco Shares as contemplated by Section 4.2.

4.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares, Class A Shares or New AuRico Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding AuRico Shares or Alamos Shares, unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates representing whole AuRico Shares or Alamos Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Amalco Share, Class A Share or New AuRico Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Amalco Share, Class A Share or New AuRico Share as the case may be.

4.3	No Fractional Shares

No certificates or scrip representing fractional Class A Shares or New AuRico Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Amalco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Amalco. The number of Class A Shares or New AuRico Shares to be issued to any person pursuant to this Plan of Arrangement shall be rounded to the nearest whole Class A Share or New AuRico Share, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Class A Shares or New AuRico Shares, as applicable, to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Class A Shares or New AuRico Shares, as applicable, to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Class A Shares or New AuRico Shares, as applicable, registered in the name of or beneficially held by an Amalco Shareholder or New AuRico Shareholder, as applicable, or its nominee shall be aggregated.

4.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding AuRico Shares or Alamos Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Class A Shares and/or New AuRico Shares, as applicable (and any dividends or distributions with respect thereto pursuant to Section 4.2) to which the holder thereof is entitled to under the Arrangement and this Plan of Arrangement deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Class A Shares and/or New AuRico Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and New AuRico, and its transfer agents in such sum as Amalco and New AuRico may direct or otherwise indemnify Amalco and New AuRico in a manner satisfactory to Amalco against any claim that may be made against Amalco and New AuRico with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding AuRico Shares or Alamos Shares and not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Class A Shares, New AuRico Shares and cash, as applicable, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. For greater certainty, any New AuRico Shares so surrendered shall be deemed to have been returned by Amalco to New AuRico for cancellation for no consideration.

4.6	Withholding Rights

AuRico, Alamos, Amalco and the Depository shall be entitled to deduct or withhold from any dividend or amount otherwise payable to any Person as contemplated under this Plan of Arrangement or the Arrangement Agreement such amounts as AuRico, Alamos, Amalco or the Depository are required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Amalco and the Depository are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to the holder as is necessary to provide sufficient funds to Amalco or the Depository, as the case may be, to enable it to comply with such deduction or withholding requirement and Amalco or the Depository shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, AuRico, Alamos and Amalco, as applicable, shall not withhold shares where the Person to whom such shares would otherwise be delivered has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of AuRico, Alamos, and Amalco, as applicable.

4.7	Calculations

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.01%), as applicable. For greater certainty if pursuant to Section 2.3(j) a registered holder will receive in the aggregate less than $0.01 in respect of all the Alamos Shares registered in such holders name, the cash consideration to be received by such holder will be rounded up to $0.01. All calculation and determinations by AuRico, Alamos, Amalco, New AuRico or the Depository, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

4.8	Tax Elections

An Eligible Holder whose Alamos Shares are exchanged for AuRico Shares and cash pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act ( and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by AuRico (or by its successor Amalco), within 60 days after the Effective Date, duly completed with the details of the number of Alamos Shares.

Amalco shall, within 60 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and deliver them for signature for filing by the Eligible Holder with the CRA (or the applicable provincial tax authority). Neither Alamos, New AuRico, AuRico or Amalco nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and file duly completed joint election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Amalco or any successor corporation may choose to sign and file a joint election form received by it more than 60 days following the Effective Date, but will have no obligation to do so.

Upon receipt of the Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Amalco will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent provincial election(s), if applicable), together with the relevant tax election forms (including the provincial tax election form(s), if applicable) to the Eligible Holder.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

AuRico and Alamos may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by AuRico and Alamos in writing, (iii) filed with the Court and, if made following the AuRico Arrangement Meeting or Alamos Meeting, approved by the Court and (iv) communicated to Alamos Shareholders and AuRico Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by AuRico or Alamos at any time prior to the AuRico Arrangement Meeting or Alamos Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the AuRico Arrangement Meeting or Alamos Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the AuRico Arrangement Meeting or Alamos Meeting shall be effective only if (i) it is consented to in writing by each of AuRico and Alamos (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by AuRico Shareholders or Alamos Shareholders, as applicable, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of New AuRico, New AuRico Shareholders or any former holder of Alamos Shares, Alamos Warrants, Alamos Options, Alamos DSUs, Alamos SARs, AuRico Shares, AuRico DSUs, AuRico PSUs, AuRico RSUs or AuRico Options.

(e)

Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Alamos and AuRico shall be entitled at any time prior to or following the AuRico Meeting or the Alamos Meeting, to modify this Plan of Arrangement with respect to the Sections 1.1, 2.2, 2.3(a) to 2.3(e), 2.3(s)(v) and 2.3(s)(vi), provided such modifications are not materially adverse to the financial or economic interests of Alamos Shareholders, AuRico Shareholders or holders of Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs or AuRico Options entitled to receive the consideration under Section 2.3.

(f)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

6.2	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall take precedence and priority over any and all rights related to Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options;

(b)

the rights and obligations of the holders of Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any away relating to Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options shall be deemed to have been settled, compromised, released and determined without any liability except as set forth herein.

SCHEDULE A TO PLAN OF ARRANGEMENT

SHARE TERMS

1.	AMALCO SHARES

The rights, privileges, restrictions and conditions attaching to the common shares of Amalco (the “Amalco Shares”) are as follows:

1.1	Voting

Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting.

1.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Shares with respect to the payment of dividends, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

1.3	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco.

SCHEDULE B TO PLAN OF ARRANGEMENT

BY-LAW NUMBER 1
A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF
ALAMOS GOLD INC.

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this by-law:

“Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means Alamos Gold Inc., a corporation existing under the Act;

“director” means a director of the Corporation;

“officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

“person” means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

“proxyholder” means an individual holding a valid proxy for a shareholder;

“resident Canadian” has the meaning ascribed to that phrase in the Act;

“shareholder” means a shareholder of the Corporation;

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

“voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

1.2	Number, Gender and Headings

In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3	By-Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4	Computation of Time

The computation of time and any period of days shall be determined IN accordance with the Act.

ARTICLE 2
DIRECTORS

2.1	Notice of Meeting

Any director or the president may call a meeting of the board by giving notice stating the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or by telephonic or electronic means shall be sent no less than 48 hours before the time of the meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except as the Act may specifically require.

2.2	Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.3	Place of Meeting

A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.4	No Notice to Newly Appointed Director

An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

2.5	Quorum for Board Meetings

A majority of the directors constitute a quorum at a meeting of the board.

2.6	Chairman of Board Meetings

The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chairman of the board, the managing director or the president who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting.

2.7	Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall have a second or casting vote. Notwithstanding the foregoing, until the second anniversary of the Effective Date (as defined in the Plan of Arrangement attached to the articles of the Corporation), the removal of, or failure to reappoint, Mr. John McCluskey as president and chief executive officer of the Corporation and any modification or amendment to any employment or similar agreement with Mr. John McCluskey in effect at the Effective Date shall require the affirmative vote of not less than two-thirds of the disinterested directors. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.7 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

2.8	Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation. The directors hereby delegate to the president and chief executive officer of the Corporation the power to appoint or remove the officers of the Corporation, other than the chief executive officer, the chief financial officer, the chief operating officer, the chair or the president, if any, of the Corporation. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.8 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

ARTICLE 3
MEETINGS OF SHAREHOLDERS

3.1	Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

3.2	Quorum at Meetings of Shareholders

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the purpose of selecting a Chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of votes attaching to the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

3.3	Chairman’s Vote

The chairman of any meeting of shareholders shall not have a second or casting vote.

3.4	Voting

Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.

3.5	Scrutineers

The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.6	Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the chairman, the managing director and the President, as well as others permitted by the chairman of the meeting.

3.7	Meeting by Telephonic or Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

ARTICLE 4
SECURITY CERTIFICATES, PAYMENTS

4.1	Certificates

(a)

Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

(b)

Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

4.2	Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

4.3	Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4	Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5	Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 5
SIGNATORIES, INFORMATION

5.1	Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2	Facsimile or Electronic Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3	Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

5.4	Financial Year End

The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

ARTICLE 6
PROTECTION AND INDEMNITY

6.1	Transactions with the Corporation

No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain from voting in respect of any such contract, transaction or arrangement.

6.2	Limitation of Liability

Subject to the Act, no director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or act for conformity;

(c)	any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

(d)	the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.3	Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.4	Indemnity of Directors and Officers

As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this section) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity if:

(a)	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or as the case may be, to the interests of the other entity; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

“Indemnified Person” means

(c)	each director and former director of the Corporation;

(d)	each officer and former officer of the Corporation;

(e)	each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and

(f)	the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c).

6.5	Advances by the Corporation

The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified person does not fulfil the duties of Subsections 6.4(a) and (b).

6.6	Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.

6.7	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Subsection 6.4 as the board may determine.

ARTICLE 7
NOTICES

7.1	Procedure for Sending Notices

Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by telephonic or electronic means or on the fifth day after it was mailed.

7.2	Notices to Successors in Title

Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation’s share register.

7.3	Notice to Joint Shareholders

Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such address if there is more than one.

7.4	Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature.

7.5	Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a)	by accident, notice was not sent to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of that notice.

7.6	Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1	Former By-Laws May be Repealed

Subject to Section 2.7 and Section 2.8, the board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2	Repeal of By-Laws

All previous by-laws of the Corporation are repealed.

8.3	Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

BY-LAW NO. 2

A by-law relating to
the nomination of persons for
election to the board of directors of:

ALAMOS GOLD INC.

(the “Corporation”)

Nomination of Directors

1.

Nomination Procedures. Except as otherwise provided by applicable law, the articles of the Corporation (the “Articles”) or the by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”) or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in Section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (ii) who complies with the notice procedures set forth below in this By-law No. 2.

2.

Nominations for Election. The procedures set out in this By-law No. 2 will be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.

Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this By-law No. 2.

4.	Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the Nominee;

(ii)	the Nominee’s status as a “resident Canadian” (as such term is defined in the Act);

(iii)	the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice;

(iv)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed, or which are owned beneficially or of record, by the Nominee or his or her associates or affiliates as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice and the date or dates on which such securities were acquired;

(v)

full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and beneficial owner, if any, and their respective Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand;

(vi)

any other information relating to the Nominee that would be required to be disclosed in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

(vii)	a duly completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading;

(b)	as to the Nominating Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

(i)	the name and address of such Nominating Shareholder, as they appear on the Corporation’s securities register, and of such beneficial owner, if any, and of their respective Representatives;

(ii)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or which are owned beneficially or of record by such Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives and the date or dates on which such securities were acquired; and

(iii)

any other information that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

6.

Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting, or any adjournment or postponement thereof.

7.

Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law No. 2; provided, however, that nothing in this By-law No. 2 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

8.

Disclosure of Nominee Information. The Corporation shall make all information requested and received from the Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation.

9.

Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and will be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Eastern Time) on a day which is a Business Day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

10.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law No. 2.

11.	Definitions. For purposes of this By-law No. 2:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

(c)

“person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

(d)

“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(e)

“Representative” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert.

The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.

APPENDIX F - AURICO FAIRNESS OPINION

F-1

April 12, 2015

AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Canada

To the Board of Directors of AuRico Gold Inc.:

We understand that AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”), have entered into an agreement dated April 12, 2015, (the “Arrangement Agreement”), where AuRico will acquire all of the outstanding common shares (the “Shares”) of Alamos and AuRico and Alamos will merge creating AmalCo by way of a court-approved plan of arrangement (the “Plan of Arrangement”) (the “Transaction”).

Pursuant to the Plan of Arrangement, AuRico Shareholders will ultimately receive, upon compliance with the terms and conditions set forth in the Plan of Arrangement and subject to adjustment and proration as set forth therein, in consideration for each of such AuRico Shareholder’s AuRico Shares, 0.5046 of an Class A Shares in AmalCo and a pro rata portion of AuRico Metals Inc. (“AuRico Metals”) Shares (the “Consideration”). The terms of the Arrangement Agreement relating to the proposed transaction are to be more fully described in a joint information circular, which will be mailed to the shareholders of AuRico and Alamos (the “Disclosure Document”).

Alamos Shareholders will ultimately receive, upon compliance with the terms and conditions set forth in the Plan of Arrangement and subject to adjustment and proration as set forth therein, in consideration for each of such Alamos Shareholder’s Alamos Shares, 1.9818 AuRico Shares (with each whole AuRico Share to be ultimately exchanged for 0.5046 Class A Shares), a pro rata portion of AuRico Metals Shares and US$0.0001.

Background and Engagement of Scotia Capital

Scotia Capital Inc. (“Scotia Capital”) was engaged as financial advisor to AuRico on April 8, 2015 pursuant to an engagement letter (the “Engagement Agreement”) to perform such financial advisory and investment banking services for AuRico as are customary in transactions of this type including analyzing the merits of the transaction from a value perspective (as defined in the Engagement Agreement). AuRico has requested that Scotia Capital provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares (the “AuRico Shareholders”). Under its Engagement Letter with Scotia Capital, AuRico has agreed to pay Scotia Capital a fee for Scotia Capital’s services, including a fee for the delivery of the AuRico Opinion, a fee in connection with the announcement of the Arrangement and fees that are contingent upon the completion or non-completion of the Arrangement.

In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

AuRico has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of AuRico or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Overview of AuRico Gold Inc.

AuRico, a corporation existing under the laws of the Province of Ontario, is a Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. AuRico is focused on its core operations including the cornerstone Young Davidson Mine in northern Ontario, and the El Chanate Mine in Sonora State, Mexico. AuRico’s project pipeline also includes the advanced development of the Kemess Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. AuRico also has other exploration opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of AuRico, Alamos or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and AuRico, Alamos or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently a lender to AuRico and may in the future provide, traditional banking, financial advisory or investment banking services to Amalco or AuRico Metals.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of AuRico and/or Alamos, or their affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to AuRico and/or Alamos or any of their affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)	the Arrangement Agreement dated April 12, 2015;

(b)	annual reports of AuRico and Alamos for the last 2 years;

(c)	audited financial statements of AuRico and Alamos for the last 2 years;

(d)	annual information forms of AuRico and Alamos for the last 2 years;

(e)	unaudited quarterly reports of AuRico and Alamos for the three-month periods and twelve-months ended December 31, 2014;

(f)	AuRico and Alamos’s financial models;

(g)	discussions with senior management of AuRico;

(h)	discussions with AuRico’s legal counsel;

(i)	public information relating to the business, operations, financial performance and stock trading history of AuRico and Alamos and other selected public companies considered by us to be relevant;

(j)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(k)

representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of AuRico as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(l)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by AuRico to any information requested by Scotia Capital.

Prior Valuations

AuRico has represented to Scotia Capital that, to the best of its knowledge, there have been no valuations or appraisals of AuRico or any material property of AuRico or any of its subsidiaries or affiliates, made in the preceding twenty-four (24) months and in the possession or control or knowledge of AuRico other than those provided to Scotia Capital or, in the case of valuations known to AuRico which it does not have within its control, notice of which has been given to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by AuRico, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to AuRico’s financial projections provided to Scotia Capital by management of AuRico and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of AuRico as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of AuRico has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) AuRico has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to AuRico or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of AuRico in respect of AuRico and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by AuRico not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of AuRico, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of AuRico and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that AuRico is entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Board of Directors of AuRico in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of AuRico as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our Opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to AuRico or AuRico’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement, the Plan of Arrangement or the form of the Transaction.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by AuRico Shareholders pursuant to the Transaction is fair from a financial point of view to such AuRico Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX G - ALAMOS FAIRNESS OPINION

G-1

181 Bay Street, Suite 830
Toronto, ON, M5J 2T3

April 12, 2015

The Board of Directors
Alamos Gold Inc.
130 Adelaide Street West, Suite 2200
Toronto, ON, M5H 3P5

To the Board of Directors:

Maxit Capital LP (“Maxit Capital”, “we” or “us”) understands that Alamos Gold Inc. (“Alamos” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with AuRico Gold Inc. (“AuRico”) providing for, among other things, the amalgamation of Alamos and AuRico to form a new corporation (“MergeCo”) and the transfer of part of the business of AuRico to a new corporation (“SpinCo”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”). We further understand that, pursuant to the Arrangement (and subject to the Arrangement Agreement and Plan of Arrangement, as may be amended) and through a series of transactions to be more fully described in the Circular (defined below):

i.

AuRico shall sell and transfer to SpinCo all of AuRico’s right, title and interest in, among other things, the Kemess Project, certain AuRico trade-marks, certain AuRico royalties, US$20 million in cash, and the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree. In addition, SpinCo will assume certain liabilities of AuRico;

ii.

holders (“Alamos Shareholders”) of Alamos common shares (“Alamos Shares”) shall ultimately receive, for each Alamos Share held, 1.0000 common shares of MergeCo, US$0.0001 cash and a certain number of common shares of SpinCo (such that, upon completion of the Arrangement, MergeCo shall retain a 4.9% interest in SpinCo, with the remaining shares of SpinCo to be distributed approximately 50% each to Alamos Shareholders and AuRico Shareholders) (the “Alamos Arrangement Consideration”); and

iii.

holders (“AuRico Shareholders”) of AuRico common shares (“AuRico Shares”) shall ultimately receive, for each AuRico Share held, 0.5046 common shares of MergeCo and a certain number of common shares of SpinCo (such that, upon completion of the Arrangement, MergeCo shall retain a 4.9% interest in SpinCo, with the remaining shares of SpinCo to be distributed approximately 50% each to Alamos Shareholders and AuRico Shareholders).

Based on the foregoing, we understand that following the completion of the Arrangement:

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i.	Alamos Shareholders and AuRico Shareholders will each own approximately 50% of MergeCo; and
ii.	MergeCo shall retain a 4.9% interest in SpinCo, with the remaining shares of SpinCo to be distributed approximately 50% each to Alamos Shareholders and AuRico Shareholders.

The terms and conditions of the Arrangement will be fully described in a joint management proxy circular (the “Circular”) which will be prepared by both Alamos and AuRico and mailed to, among others, the Alamos Shareholders and the AuRico Shareholders in connection with the special meetings of the Alamos Shareholders and the AuRico Shareholders (the “Alamos Meeting” and the “AuRico Meeting”, respectively, and collectively the “Meetings”) to be held by Alamos and AuRico to consider the Arrangement.

Engagement of Maxit Capital

By letter agreement dated March 27, 2015 (the “Engagement Agreement”), Alamos retained Maxit Capital to act as its financial advisor in connection with the Arrangement. Pursuant to the Engagement Agreement, the board of directors of Alamos (the “Board of Directors”) has requested that we prepare and deliver to it our written opinion (the “Opinion”) as to the adequacy, from a financial point of view, of the Alamos Arrangement Consideration pursuant to the Arrangement to the Alamos Shareholders.

Maxit Capital will be paid a fixed fee for rendering of this Opinion, no portion of which is conditional upon this Opinion being favourable, and will be paid an additional fee that is contingent upon the completion of the Arrangement or any alternate transaction. The Company has also agreed to reimburse Maxit Capital for its reasonable out-of-pocket expenses and to indemnify Maxit Capital in respect of certain liabilities that might arise out of our engagement.

Credentials of Maxit Capital

Maxit Capital is an independent advisory firm with expertise in mergers and acquisitions. The Opinion expressed herein is the opinion of Maxit Capital and the form and content herein have been approved for release by its managing partners, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Maxit Capital

Neither Maxit Capital, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, AuRico, or any of their respective associates or affiliates (collectively, the "Interested Parties").

Maxit Capital has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company.

There are no other understandings, agreements or commitments between Maxit Capital and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion. Maxit Capital may in the ordinary course of business provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

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Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i.	the draft of Arrangement Agreement dated April 9, 2015;

ii.	the draft of the Plan of Arrangement dated April 9, 2015;

iii.	the draft of the Young-Davidson NSR Royalty Agreement dated April 3, 2015;

iv.

the annual reports, including the comparative audited consolidated financial statements and management’s discussion and analysis, of the Company for the fiscal years ended December 31, 2012, 2013 and 2014;

v.

the interim reports, including the comparative unaudited consolidated financial statements and management's discussion and analysis, of the Company for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

vi.	the annual information forms of the Company for the fiscal years ended December 31, 2012, 2013 and 2014;

vii.	the annual reports, including the comparative audited consolidated financial statements and management’s discussion and analysis, of AuRico for the fiscal years ended December 31, 2012, 2013 and 2014;

viii.

the interim reports, including the comparative unaudited consolidated financial statements and management's discussion and analysis, of AuRico for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

ix.	the annual information forms of AuRico for the fiscal years ended December 31, 2012, 2013 and 2014;

x.

certain internal financial, operational, corporate and other information prepared or provided by the management of the Company and AuRico, including internal operating and financial budgets and projections;

xi.	select public market trading statistics and relevant financial information of the Company, AuRico and other public entities;

xii.	select financial statistics and relevant financial information with respect to relevant precedent transactions;

xiii.	select reports published by equity research analysts and industry sources regarding the Company, AuRico and other comparable public entities;

xiv.	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and

xv.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of Alamos regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Torys LLP, external legal counsel to the Company, concerning the Arrangement, the Arrangement Agreement and related matters.

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Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, AuRico, or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or AuRico in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and AuRico and the reports of the auditors thereon and the interim unaudited financial statements of the Company and AuRico.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes. Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and AuRico as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

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The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Maxit Capital. Our Opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company with respect to the Arrangement.

Maxit Capital believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Alamos Arrangement Consideration pursuant to the Arrangement is fair, from a financial point of view, to the Alamos Shareholders.

Yours very truly,

Maxit Capital LP, by its general partner, Maxit Capital Inc.

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APPENDIX H - INFORMATION CONCERNING AURICO METALS INC.

NOTICE TO READER

As at the date hereof, AuRico Metals has not carried on any business. The Arrangement provides AuRico Shareholders and Alamos Shareholders with the opportunity to participate in AuRico Metals. Assuming the Arrangement becomes effective, pursuant to the Arrangement 95.1% of the AuRico Metals Shares will be distributed to all Amalco Shareholders on a pro rata basis to their ownership of Class A Shares (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in an Amalco Shareholders receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). Amalco will retain the remaining 4.9% of AuRico Metals Shares. Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been completed.

All capitalized terms used in this Appendix but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in the Circular.

No securities regulatory authority has expressed an opinion about the Arrangement or the AuRico Metals Shares to be issued pursuant to the Arrangement and it is an offense to claim otherwise.

An investment in AuRico Metals should be considered highly speculative due to the nature of its activities and the present stage of its development. AuRico Metals was incorporated for the sole purpose of participating in the Arrangement and has not carried on any business other than in connection with the Arrangement and related matters. See “Risk Factors”.

The following information is a summary of the business and affairs of AuRico Metals and should be read together with the more detailed information including audited and unaudited financial data and statements regarding AuRico Metals, AuRico and Alamos and the Arrangement contained elsewhere in the Circular.

FORWARD-LOOKING STATEMENTS

This Appendix H contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix H are forward-looking statements, including but not limited to operational information, future exploration and development plans and anticipated future production and resources. Reference is made to “Joint Management Information Circular – Statements Regarding Forward-Looking Information” in the body of the Circular for information regarding forward-looking statements. The forward-looking statements contained in this Appendix H are expressly qualified in their entirety by the cautionary statements set forth in the body of the Circular under “Joint Management Information Circular – Statements Regarding Forward-Looking Information”. Readers are cautioned not to place undue reliance on forward-looking statements contained in this Appendix H, which reflect the analysis of the management of AuRico Metals only as of the date of the Circular. None of AuRico Metals, AuRico, or Alamos undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of the Circular or to reflect the occurrence of unanticipated events, except as required by applicable Canadian securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

AuRico Metals Inc. was incorporated under the OBCA on May 7, 2015. Its registered office is located at 110 Yonge Street, Toronto, Ontario, M5H 1T4.

Intercorporate Relationships

As at the date hereof, AuRico Metals does not have any subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

General

AuRico Metals was incorporated for the sole purpose of participating in the Arrangement and has not carried on any business. Assuming the Arrangement becomes effective, following the Effective Time, AuRico Metals will own or hold, directly or indirectly: (i) the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project, (ii) the AuRico Trade-Marks, (iii) cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project, (iv) cash in an amount equal to $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement), (v) the Earn-In Committed Amount (which must be spent by AuRico Metals, as agent and on behalf of Amalco, on Exploration Expenses), (vi) the AuRico Metals Royalties (except as described below), and (vii) the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree (collectively, the “AuRico Metals Property”). Following completion of the Arrangement, AuRico Metals will carry on the business currently carried on by AuRico with respect to the Kemess Project, and as holder of the AuRico Metals Royalties, AuRico Metals is expected to manage a portfolio of precious metals royalties.

Each of Fosterville, Leviathan and Stawell has a right of first refusal and a right of first offer if the Fosterville Royalty, Leviathan Royalty or Stawell Royalty, as applicable, is transferred or assigned to a Person that is not an affiliate of AuRico. Fosterville, Leviathan and Stawell have notified AuRico that they believe the transfer or assignment to AuRico Metals of the Fosterville Royalty, the Leviathan Royalty and the Stawell Royalty, as applicable, trigger such rights of first refusal or rights of first offer. It is the view of AuRico that the transactions contemplated by the Arrangement constitute a transfer to an affiliate of AuRico and accordingly no right of first refusal or right of first offer is applicable. However, should AuRico’s view not prevail and if: (i) Fosterville exercises its right of first refusal or right of first offer to acquire the Fosterville Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; (ii) Leviathan exercises its right of first refusal or right of first offer to acquire the Leviathan Royalty, then the “Leviathan Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; or (iii) Stawell exercises its right of first refusal or right of first offer to acquire the Stawell Royalty, then the “Stawell Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition.

A complete description of the business of AuRico Metals is provided in this Appendix H. Audited financial information concerning AuRico Metals is provided in Schedule “A” to this Appendix H. Unaudited pro forma financial information concerning AuRico Metals is provided in Schedule “B” to this Appendix H. Attached as Schedule “C” to this Appendix H are the annual carve out financial statements of AuRico Metals, together with the auditors’ report thereon and attached as Schedule “D” to this Appendix H are the unaudited carve out financial statements of AuRico Metals for the three months ended March 31, 2015 and 2014.

The Arrangement and Other Matters to be Considered at the Meeting

The Arrangement

Pursuant to the Arrangement and subject to adjustment as provided in the Arrangement Agreement and Plan of Arrangement, 95.1% of the AuRico Metals Shares will be distributed to former holders of Alamos Shares and AuRico Shares (other than Dissenting Shareholders) pro rata to the number of Class A Shares held by such holders (which, subject to certain assumptions and subject to adjustment as set forth in the Plan of Arrangement, is expected to result in an Amalco Shareholder receiving approximately 0.4398 AuRico Metals Shares for each Class A Share held). The remaining 4.9% of the AuRico Metals Shares will be held by Amalco. See “The Arrangement” and “The Arrangement – Dissent Rights” in the Circular.

At the Effective Time, and in accordance with the terms of the Plan of Arrangement, (i) AuRico shall transfer to AuRico Metals all of its right, title and interest in the AuRico Metals Property in consideration for the issuance by AuRico Metals to AuRico of AuRico Metals Shares and the assumption by AuRico Metals of the AuRico Metals Liabilities; (ii) AuRico Metals shall assume the AuRico Metals Liabilities; and (iii) the Earn-In Covenants shall be implemented, all in accordance with the terms of the AuRico Metals Contribution Agreement. The AuRico Metals Property that will be contributed pursuant to the AuRico Metals Contribution Agreement includes the following:

(a)	the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project;

(b)	the AuRico Trade-Marks;

(c)	cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project;

(d)	cash in an amount equal to $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement);

(e)	the AuRico Metals Royalties; and

(f)	the other property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree.

The AuRico Metals Liabilities include all of the liabilities and obligations of AuRico, whether accrued, contingent or otherwise, which pertain or relate to the AuRico Metals Property or relate to the Spin-off Transaction. See “The Arrangement – The Plan of Arrangement”.

At the Effective Time AuRico Metals will grant Amalco an Earn-In Right to earn a 30% participating interest in the Kemess East Project by spending the C$20 million by December 31, 2016. Pursuant to the Earn-In Right, Amalco will covenant to spend the Earn-In Committed Amount (presently expected to be approximately C$9.5 million, subject to upward adjustment). The Earn-In Committed Amount represents the portion of the Earn-In Hurdle Amount that Amalco is irrevocably committed to spend and is obligated to spend. The Earn-In Committed Amount is due and payable in advance to AuRico Metals at the Effective Time. AuRico Metals shall spend the Earn-In Committed Amount, as agent for AuRico on AuRico’s behalf, at the Kemess East Project on Exploration Expenses. After payment of the Earn-In Committed Amount, Amalco may at any time terminate the Earn-In Right. AuRico Metals will be the Operator under the Earn-In Right.

If AuRico does not irrevocably elect to spend the Discretionary Amount by January 5, 2016 or does not spend or pay to AuRico Metals, acting as agent for AuRico for AuRico Metals to spend on AuRico’s behalf, the Discretionary Amount by December 31, 2016, AuRico shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including for greater certainty, the Earn-In Committed Amount).

If the Earn-In Hurdle Amount is spent by December 31, 2016 in accordance with the terms of the AuRico Metals Contribution Agreement, Amalco shall earn the Earn-In Interest and Amalco and AuRico Metals shall enter into the Joint Venture Agreement, which shall include the Buy Back Right and provide that the maximum interest that Amalco can hold in the Joint Venture is 40%.

At any time and from time to time after Amalco earns the Earn-In Interest, AuRico Metals shall have the right to purchase the participating interest of Amalco in the Kemess East Project (as it may be adjusted from time to time in accordance with the joint venture agreement entered into by Amalco and AuRico Metals) for an amount equal to 1.1 times the amount determined by subtracting the Earn-In Committed Amount from the Earn-In Hurdle Amount. The purchase price may be paid by AuRico Metals in cash or in AuRico Metals Shares based on the 25 day volume-weighted average price of AuRico Metals Shares on the date prior to the date AuRico Metals provides notice to Amalco of the exercise of the Buy Back Right.

AuRico Metals Capitalization

Following completion of the Arrangement, AuRico Metals is anticipated to have $20 million of cash less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement). The Earn-In Committed Amount must be spent by AuRico Metals as agent of AuRico on Exploration Expenses.

TSX Listing and Securities Law Matters

AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”. Such listing will be subject to AuRico Metals fulfilling all of the minimum listing requirements of the TSX. There can be no assurance that the TSX will list the AuRico Metals Shares. If listing approval is ultimately obtained prior to the Effective Time, trading on the TSX in the AuRico Metals Shares is expected to commence shortly following the Effective Date.

Upon completion of the Arrangement, AuRico Metals will become a reporting issuer in all of the provinces and territories of Canada, and will become subject to the informational reporting requirements under applicable Canadian securities laws. AuRico Metals Shares to be issued to AuRico Shareholders and Alamos Shareholders pursuant to the Arrangement may be subject to certain trading restrictions under U.S. Securities Laws. See “The Arrangement – Issuance and Resale of Class A Shares and AuRico Metals Shares – United States” in the Circular.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against AuRico Metals, or any voluntary receivership, bankruptcy or similar proceeding by AuRico Metals, within the three most recently completed financial years or completed during or proposed for the current financial year.

Material Restructuring Transactions

Other than the Arrangement, there have been no material restructuring transactions of AuRico Metals within the three most recently completed financial years or completed during or proposed for the current financial year. See “The Arrangement” in the Circular.

Social and Environmental Policies

As AuRico Metals was incorporated for the sole purpose of participating in the Arrangement and has not carried on any business other than in connection with the Arrangement and related matters, AuRico Metals has not yet implemented any social or environmental policies.

AuRico Metals will be committed to meeting industry standards in each jurisdiction in which it operates with respect to human rights, environment, and health and safety policies. Management, employees and contractors will be governed by and required to comply with AuRico Metals’ Corporate Social Responsibility Policy, Environmental Policy and Health and Safety Policy as well as all applicable legislations and regulations.

It will be the primary responsibility of the managers, supervisors and other senior AuRico Metals field staff to oversee safe work practices and ensure that rules, regulations, policies and procedures are being followed. AuRico Metals will establish roles and responsibilities to facilitate effective management of this policy throughout the organization.

DESCRIPTION OF THE BUSINESS

AuRico Metals was incorporated for the sole purpose of participating in the Arrangement, and following the Arrangement, exploring and developing the Kemess Project. AuRico Metals has not carried on any active business other than in connection with the Arrangement and related matters. Following completion of the Arrangement, AuRico Metals will carry on the business currently carried on by AuRico with respect to the Kemess Project, and as holder of the AuRico Metals Royalties, AuRico Metals is expected to manage a portfolio of precious metals royalties. AuRico Metals is expected to have cash in an amount equal to $20 million (which includes the Earn-In Committed Amount) after closing of the Arrangement. The Earn-In Committed Amount must be spent by AuRico Metals, as agent and on behalf of Amalco, on Exploration Expenses.

PRINCIPAL PROPERTIES

Following completion of the Arrangement, AuRico Metals will beneficially own all of AuRico’s interests in and to the AuRico Metals Property, including the Kemess Project and the AuRico Metals Royalties.

With regards to the Kemess Project, the following information has been taken and adapted from the SRK Report which is posted on SEDAR under AuRico’s profile. This report summarizes the results of a feasibility study completed on Kemess Underground in 2013 and also outlines the initial resources at Kemess East.

Kemess Project

Project Description and Location

The Kemess property is located in north-central British Columbia, approximately 250 kilometres north of Smithers and 430 kilometres northwest of Prince George at 57°02’ north longitude and 126°47’ west latitude. Kemess is in the mountainous area east of the Spatsizi Plateau and west of the Swannell Ranges near Thutade Lake and is within the Omenica Mining Division.

AuRico’s predecessor, Northgate, acquired the Kemess Project from the former operator Royal Oak Mines Inc. in 2000. AuRico subsequently acquired Northgate in 2011.

AuRico holds mineral title to 57 claims at the Kemess Project totaling 29,285 hectares. AuRico also has leasehold on an additional 4 claims totaling 3,483 hectares. AuRico is the 100% owner of these claims and none of the property-wide resources are subject to any royalties.

Kemess hosts three known mineral deposits, of which one, Kemess South, has been depleted. Kemess Underground, located approximately 6 kilometres north of Kemess South is the subject of a feasibility study, the results of which were released in an AuRico press release dated March 25, 2013, and is the focus of permitting efforts at present. Importantly, the Kemess Underground deposit is a higher grade part of a deposit which was subject to a historic project pursued by Northgate called the Kemess North Project. Kemess North had been envisioned as a large open pit with tailings and waste rock storage in a lake. The Kemess North project was not permitted and since 2010, first Northgate and then AuRico have been pursuing the evaluation and development of the higher grade part of the same deposit as an underground mine with tailings to be deposited in the mined out Kemess South open pit. Further detail on Kemess Underground is found below. The third deposit discovered to date on the Kemess property is Kemess East, located 1 kilometre east of Kemess Underground. An AuRico press release dated January 21, 2015 announced an initial resource on Kemess East and the associated technical report, the SRK Report, which also encompasses the Kemess Underground Project, has been filed on SEDAR.

The former Kemess South open pit mine produced 2.975 million ounces of gold and 749 million pounds of copper from 218 million tonnes of ore between 1998 and 2011. Substantial reclamation activities at Kemess South were completed between 2011 and 2013 and the project remains on care and maintenance with a view towards utilizing the Kemess South infrastructure to support eventual mining activities at Kemess Underground.

The Kemess Underground Project is currently undergoing an Environmental Assessment (EA) at both the federal and provincial levels through a substituted EA being managed by the province of British Columbia Environmental Assessment Office. Separate from the EA, the Kemess Underground Project will be required to apply for various permits to enable construction and mining activities at Kemess Underground. While many of the permits previously in place for the Kemess South Project are still in good standing, including ones relating to road use, power line, explosives, the camp and the mill, other permits will need to be amended or re-applied for at the provincial or the federal level, as applicable. Some of the key permits to be obtained include a new mining permit and an amendment to the existing permit to deposit tailings into an exhausted open pit.

The Kemess South Project has a reclamation and closure plan document with the British Columbia Ministry of Energy and Mines. The reclamation and closure plan is updated every five years. During the operational phase, the primary focus of the reclamation and closure plan is reclamation. Upon mine closure, the reclamation and closure plan will focus on permanent closure. AuRico is updating its reclamation and closure plan that will lay out the closure plan and time lines for implementation. Significant reclamation works have already been completed for the Kemess South Project including a final spillway for the previous tailings facility. No significant amount of reclamation and revegetation of disturbed area is expected to be required for the proposed Kemess Underground Project.

Physiography, Climate, Accessibility, Local Resources and Infrastructure

Physiography and Climate

The climate is generally moderate, although snow can occur during any month. Temperatures range from –35°C to 30°C and average annual precipitation amounts to 890 millimetres. Extreme weather conditions are possible at the higher elevations.

The Kemess Project is located in the northern and central plateaus and mountains physiographic region of British Columbia. This region is dominated by flat to rolling topography with mature erosional surfaces. The mountain chains tend to exhibit lower relief than the coastal and south eastern mountains and glacial drift can be quite thick.

Broad, open, drift, and moraine covered valleys characterize the area, yielding to sub-alpine plateaus and rugged incised peaks and cirques. Elevations range from 1,200 metres to 1,800 metres, with the tree line occurring at 1,500 metres. The processing plant and accommodation camp at Kemess are located at an elevation of approximately 1,200 metres. Lower elevations on the property are moderately vegetated with spruce-willow-birch forest, while poorly drained areas form peat bogs populated by alder brush, willow, and stunted spruce trees.

Accessibility

All-season road access to the Kemess Project is via the Omineca resource access road from the town of Mackenzie. This road was maintained year round during operations but has since been used only seasonally by AuRico. The Kemess site hosts a 1.6 kilometres airstrip that can accommodate most STOL aircraft types and Hercules aircraft have occasionally used the airstrip for heavy lifts. Care and maintenance, environmental and exploration activities are serviced by scheduled year round flights from various surrounding communities across British Columbia.

The Kemess Underground Project lies approximately 6 kilometres to the north of the existing Kemess concentrator and accommodation camp. Vehicular access to the area overlying the deposit is currently limited to summer months only. Helicopter access is possible during winter.

Local Resources and Infrastructure

Existing on-site infrastructure consists of offices, maintenance facilities, a 300-person accommodation camp, mill, crushers and raw ore stockpile areas, access and service roads, airstrip, explosives depot, and tailings storage facilities. The Kemess South mine operated on a fly-in fly-out basis with the majority of employees working on a two weeks on, two weeks off cycle, commuting from regional centres and from Vancouver.

A 380 kilometres power line, owned by AuRico, originating in Mackenzie, provides power to the mine area via the British Columbia Hydro grid.

AuRico currently keeps the mill and infrastructure facilities on care and maintenance pending decisions regarding the Kemess Underground Project and other potential projects in the area.

The surface rights on the Kemess Project are predominantly public lands owned by the Province of British Columbia. All areas of proposed Kemess Underground activities fall on AuRico mining leases. Proposed actions will be subject to approval by the Province of British Columbia following a successful EA review and development approval, whereby detailed construction and operational plans are approved in the Mines Branch Permit and Ministry of Environment Permit.

Kemess Underground Project

History

Kennco Exploration Ltd. initially staked the Kemess North (and what is now the Kemess Underground Project) ground in 1966 following up on regional silt geochemical surveys. From 1968 to 1971 they conducted soil, silt, and bedrock geochemical sampling, geological mapping, and 232 metres of diamond drilling. From 1975 to 1976 Getty Mines optioned the property and did additional geochemical work as well as 2,065 metres of diamond drilling. In 1986 El Condor Resources Ltd. optioned the property from Kennco Exploration Ltd. and from 1986 to 1992completed electromagnetic (EM) surveys including magnetometer and induced polarization (IP), and an additional 14,328 metres of diamond drilling. In 1996 Royal Oak Mines Inc. acquired the property and went on to develop the Kemess South open pit mine. Northgate acquired Kemess including the Kemess South mine, and the associated Kemess North deposit in 2000 from Royal Oak Mines Inc. Northgate was subsequently acquired by AuRico in 2011.

Northgate consolidated the exploration information on the Kemess North deposit (including the Kemess Underground portion) from previous owners and participants, which includes Kennco Exploration Ltd. from 1966 to 1971, Getty Mines Ltd. and Shell Oil from 1975 to 1976, and El Condor Resources Ltd. from 1986 to 1992.

In February 2002, Northgate filed a technical report on the Kemess North deposit with the Canadian Securities Regulatory Authorities that included a mineral resource statement for what was then contemplated as an open pit deposit.

In June 2004, following further drilling, Northgate published a revised mineral resource estimate, which formed the basis of a pre-feasibility study.

In January 2005, Northgate completed the Kemess North Project feasibility study together with updated mineral reserve and resource estimates. The feasibility study envisaged a large open pit mining operation with tailings from an expanded milling operation and waste rock deposited in the nearby Amazay Lake (Duncan Lake). The project involved mining and milling approximately 424 million tonnes of ore and stripping approximately 318 million tonnes of waste.

In May 2005 Northgate filed a NI 43-101 technical report titled “Revised Mineral Reserve and Resource Kemess North Project”. However, Northgate subsequently was unable to obtain regulatory approval to develop the deposit in the manner envisaged in the feasibility study.

In May 2010, Associated Mining Consultants Inc. completed a review of the deposit. The review concluded that there is a high-grade zone in the eastern part of the Kemess North Project deposit that has the potential to be mined by block caving methods. This high-grade portion of Kemess North became the basis for the Kemess Underground Project. The study considered that an annual production rate of approximately 8 million tonnes per annum could be possible. Ore would be conveyed out of the mine via an inclined drift and then transferred to the existing Kemess Project concentrator by either truck haulage or conveyor.

Following the review, Northgate completed an infill drilling program during the summer of 2010 targeting the potential mining area. The program included a number of holes drilled specifically to gather geotechnical data and all drill core recovered was subjected to detailed geotechnical logging. The 2010 drilling program also provided core samples for additional metallurgical test work. Results from the 2010 and earlier drilling programs, provided input to a mineral resource estimate released by Northgate in February 2011.

In August 2011, Northgate announced the results of a preliminary economic assessment (PEA) for the Kemess Underground Project which outlined a total production of 1.1 million ounces of gold and 490 million pounds of copper over a mine life of approximately 12 years. The current feasibility study is based on the February 2011 mineral resource estimate.

The 2011 drilling program conducted by AuRico served several purposes: to collect more baseline geotechnical information, to confirm geologic modelling, and to investigate the ground water and hydrogeology surrounding the deposit.

Activity in 2012 was entirely focussed on the Kemess Underground feasibility study. In 2013 and 2014 exploration activity focussed on the Kemess East area with drilling programs of 9 holes (13,337 metres) and 12 holes (16,783 metres) respectively that resulted in the confirmation and partial delineation of the Kemess East deposit.

Geology and Mineralization

Regional Geology

The Kemess Project is located at the southern end of the Toodoggone mining camp, which describes a collection of occurrences and deposits found in Mesozoic volcanic rocks. The area is known for its copper-gold porphyry deposits and low sulphidation epithermal gold-silver vein deposits.

The oldest rocks in the belt are Permian marine and volcanic rocks, which are disconformably overlain by basalt dominated volcanic rocks of the middle Triassic Takla Group, which are in turn unconformably overlain by lower-middle Jurassic Hazelton Group volcanic rocks.

Intrusive rocks are prevalent in the area and have been categorized as late Triassic Alaskan type ultramafics such as pyroxene diorite, hornblende gabbro, and pyroxenite. Economically more significant are the early Jurassic intrusives of the Black Lake suite, which are granodiorite, hornblende diorite, pyroxene quartz diorite, quartz monzonite, and quartz monzodiorite.

The Mesozoic volcanic assemblages form upright, shallowly dipping to flat-lying sequences crosscut by high angle north to northwest trending faults. Significant dextral strike-slip features bound the eastern margin of the belt.

More local to the Kemess North / Kemess Underground porphyry copper gold deposit are north-northwest normal block fault structures. Thrust faulting is present in the district and is interpreted as Eocene or younger. The district represents the results of three superimposed volcanic arc building stages that began in the upper Paleozoic. Marine volcanic and sedimentary successions dominated until the lower-middle Jurassic, when continental, quartz normative volcanism began with the deposition of the Hazelton Group-Toodoggone Formation sequences. The plutonic rocks of the Black Lake suite are coeval with the Toodoggone sequence and are likely co-magmatic. Block faulting has juxtaposed panels of varying depth into the magmatic and volcanic systems.

The Kemess Underground area is underlain by upper Triassic (Takla Group) andesite/basaltic volcanics and to a lesser extent lower Jurassic (Toodoggone Formation) dacitic fragmental volcanics. Stocks, dykes, and possible sills of quartz monzonite/quartz diorite composition have intruded the Takla succession and are also lower Jurassic in age. The deposit area is transected by steeply dipping north to northwest trending normal faults. A laterally extensive, shallow dipping to flat lying, highly fractured, and altered broken zone occurs at or close to the surface in the area of the deposit.

Property Geology

The property is predominantly underlain by a thick (>1,000 metre) succession of andesitic flows (Takla Group). The Takla volcanic rocks host a significant portion of the copper-gold mineralization and display phyllic alteration at the Kemess Underground deposit. On the surface is a distinctive feldspar porphyritic unit (bladed feldpsar porphyry – BFP). Mantling the northern and eastern limits of the Kemess Underground Project area is the Hazelton Group-Toodoggone formation. The structurally controlled phyllic sections of this polylithic fragmental dacite in the southeastern area of the deposit can carry anomalous gold concentrations. The evidence suggests that basement structures and conduits that allowed extrusion of the local Toodoggone volcanic assemblage underlie the Kemess Underground deposit area.

The pluton beneath the East Cirque hosts the bulk of the copper-gold mineralization for the Kemess Underground Project. To remain consistent with earlier work, the field term monzodiorite and quartz monzonite has been retained; however, petrographical work shows that the mineralized granitoid underlying the East Cirque is more correctly classified as a quartz diorite due to the paucity (<5% to absent) of alkali feldspars.

In the 2010 drilling another phase of the Black Lake intrusive suite was identified in the Kemess North area. Pre-mineral sills and dykes of hornblende porphyritic diorite are prevalent in the altered Takla volcanic rocks that overlie the Kemess Underground pluton. Post-mineral dykes, including feldspar porphyry and minor mafic varieties, cross cut the Takla volcanics and outcrop locally in cirque highwalls and along ridges. The feldspar porphyry dykes also crosscut the Jurassic-Toodoggone fragmental unit. Due to the pink colour of the feldspars, these dykes take the field term syenite and are generally barren and unaltered.

Mineralization

Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite, which from structural contours, strikes east-west and dips 20° to the south. The quartz diorite/quartz monzonite intrusive exhibits an irregular upper contact with various peaks and troughs. The general east west strike and shallow south dip geometry is consistent for over 400 metres (10660E to 10180E). Between 10260E and 10160E the tabular morphology disappears and the monzonite occurs as wide dykes (10–100 metre) within the Takla volcanics. The change in geometry for the monzonite could be due to the effects of cross faulting that have down dropped the tabular upper contact present in the East Cirque, or the rheologic conditions during intrusion changed going towards the west whereby steep fracture infilling was preferred over stopping.

Alteration and mineralization is associated with and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive and its associated dykes intersected at depth beneath the Central and East Cirques.

The sulphate leach zone, which consists mostly of iron oxides, sericite-chlorite-quartz-pyrite forms an extensive broken zone beneath bright orange-red outcrops at surface (hematite-limonite; McKinley 2006). Pyrite is common throughout (5–7%) as both disseminated and within vuggy quartz veining. This alteration zone is mostly barren of any significant copper and will often show a slight increase in gold with depth. The zone is a result of dissolution of the sulphate and carbonate minerals by highly acidic ground waters present currently and probably during the Jurassic.

Present over the entire area in all rock units except the late mafic dykes are barren pinkish zeolite-carbonate veins, which post-date and crosscut the above vein types and rock units. The zeolite-carbonate veinlets are low temperature phenomena.

Overall, sulphide mineralization throughout the deposit consists of 2–3% pyrite, with lesser amounts of chalcopyrite and traces of molybdenum. Pyrite occurs as disseminations, fracture fillings, and veins up to a few centimetres wide generally associated with quartz-gypsum-magnetite veins and zones of quartz-magnetite replacement. The mode of occurrence of chalcopyrite is similar except that veinlets are rare and significant disseminations occur in zones of stronger quartz magnetite stock work and quartz magnetite replacements. Gold and copper grades variably diminish outward into the hanging wall and footwall. Total sulphide content in the core of the deposit averages 3–5%, rising to 10–12% in the phyllic halo.

Petrography shows a varying degree of accessory minerals throughout all rock types and alteration zones including: rutile, leucoxene, sphene, anhydrite, gypsum, epidote, zeolite, alunite, molybdenite, phlogopite, prehnite, and apatite.

Deposit Types

The Kemess North deposit is a large copper-gold porphyry deposit and is typical of calc-alkaline porphyry copper-gold deposits in the western cordillera. The deposit has a low-grade ore zone at a depth of 150 metres below the surface on its western flank and a higher grade zone 300–550 metres below surface on the eastern side, which forms the Kemess Underground Project. The Kemess North deposit is hosted by potassic altered Takla Group volcanic rocks and Black Lake plutonic rocks. The deposit is centered on a mineralized porphyritic monzodiorite/diorite pluton and associated WSW trending dykes, which extend to the southwest. Higher-grade copper-gold mineralization is characterized by secondary biotite alteration in volcanic and the eastern plutonic host rocks.

Porphyry style copper-gold mineralization occurs within the Takla volcanic rocks and intermediate intrusive rocks associated with weak to pervasive propyllitic, phyllic, and potassic (biotitic) alteration assemblages. The latter is associated with better copper and gold grades. Alteration of Toodoggone assemblages ranges from fresh to weak propyllitic and is generally barren of significant sulphides and ore grade mineralization.

Exploration

The Kemess Underground porphyry copper gold deposit represents an advanced project that has previously been through feasibility studies during its consideration as an open pit project. It was only in 2010 that a detailed review as an underground project began.

The early exploration work in the area identified a porphyry target, but it was not until deep drilling in 2001 that significant gold and copper grades were located. Since 2001 exploration has been directed at expanding the resource base in what was historically viewed as an open pit project.

Because the target is deep, surface geological mapping and surface geochemical techniques add little value. Likewise, surface and airborne geophysical exploration have contributed little. Since the last work by El Condor Resources Ltd. in 1992, there was no surface soil or rock sampling or trenching at the Kemess North Project. Surface work has been confined to access road and drill site construction. A regional airborne geophysical program completed in 2003 added to the understanding of the volcanic and intrusive events in the area. The program had little impact on the resource estimate for the Kemess North Project.

Drilling

Since May 2000, there have been ten summer drill programs completed in the Kemess North / Kemess Underground area. Various diamond drilling contractors based out of Smithers, British Columbia completed this work.

At peak activity up to four drill rigs were used on the property, three on skids and one helicopter portable. Three Hy-Tech diamond drills completed the most recent program in 2011, which accounted for 19 drill holes and 6,169 metres.

The Kemess Underground Project area is approximately 1,050 metres in an east-west direction, 610 metres north-south and over 600 metres vertical. For the most part, the drill hole spacing is less than 100 metres and became quite well-covered with the additional 2010 and 2011 holes.

The current Kemess Underground Project resource database contains 146 drill holes for a total of 67,157 metres and an average length of 460 metres, with the majority in the 200–600 metres range. There are a few short holes less than 100 metres, while the deepest hole is 1,206 metres.

The broken zone, which presents challenging drilling conditions, covers much of the property. Historically, drilling an HQ diameter hole (64 millimetre core) to act as a casing for NQ (48 millimetre core), which usually was used to complete the hole, solved the problem. In rare instances reduction to BQ (37 millimetre core) was necessary to reach target depth. The core recovery is very high with an average of ~70% in the broken zone and approximately 100% in the remainder.

In 2004, a test was conducted to compare assay results from holes with steep angles to holes with shallow angles. At that time, 29 holes were drilled at shallow angles (less than –60º) so that oriented core could be obtained to assist with the geotechnical program. It was found that there is no significant grade variation between the two data sets. Because the shallow angle holes tested various different directions, it appears likely that there is no preferred vein orientation in the deposit that could be missed with steep drilling.

Procedures

The procedures used to locate exploration drill holes are as follows: the proposed drill site is located in the field by a geologist using a hand-held GPS unit, then the site is built using an excavator and the drill rig is pulled onto the site by a bulldozer and a sump for cuttings is dug. The orientation of the drill hole is set by the geologist with a set of GPS placed pickets to provide the azimuth and specify the inclination of the hole. Because of the depth of the mineralization, most of the drill holes have been drilled at steep angles, approaching vertical. Exceptions to this rule are holes drilled for geotechnical studies. The majority of the 2010 program was drilled on a 255° azimuth inclined at 65°. There are 123 holes drilled at dips between 45° and 75°, with various azimuth orientations. The remaining 207 holes have been drilled at steep angles, greater than 75°.

All of the drilling on the property has been continuous core diamond drilling. Because of the broken zone at the surface, drilling procedures include setting surface casing then drilling with large diameter HQ core. Once through the broken zone and into more solid rock, the drillers generally reduced to NQ core to complete the hole. Upon completion of the hole, all of the drill pipe is removed from the hole, though the surface casing is left to mark the hole location.

During the 2010 and 2011 campaigns most of the holes were either cemented with coaxial cable along their entire length for a cavity monitoring system, or they were cased with plastic pipe to facilitate future televiewing systems once underground mining becomes operational. To facilitate the installation of both these systems, the HQ drill pipe was left in the ground.

Sample Length/True Thickness

Sample length was determined by the geology of the deposit and an attempt was made not to allow samples to cross lithological boundaries. With NQ size drill core, sample lengths were generally 2 metres, while with HQ core, sample lengths were reduced to 1.5 metres. The majority (66%) of the assay intervals are 2 metres in length, with the remainder mostly less than 2 metres. The average assay interval is 1.92 metres.

The term “true thickness” is not generally applicable to porphyry deposits as the entire rock mass is potentially mineralized material and there is no readily apparent preferred orientation to the mineralization. Because of the potential for mineralized material through the entire length of the hole, sampling was generally continuous from top to bottom of drill holes. The mineralization is generally confined to three main lithologies, hypogene Black Lake pre-mineral monzonite, Takla BFP (bladed feldspar porphyry) and Takla volcanics. These lithologies form large massive bodies underlying the central and eastern cirques. The mineralization is generally flat lying within the various lithologies. The mineralized Takla volcanic and western Black Lake intrusive rocks show generally vertical contacts. The higher-grade Kemess North Project pluton in the East Cirque appears to be an inclined tabular body, dipping 20° to the south and truncated to the north by a south dipping fault.

Collar Survey

Survey control for the drill hole collars was by GPS using a base station that provided real-time correction, such that sub-centimeter accuracy was achieved. Precise collar locations for some of the 2011 drilling have yet to be confirmed and presently exist in a database with collars known to +/-10m of actual. The three drill holes completed to confirm the geotechnical properties of the Kemess North Project were verified later on by GPS using a base station with sub-centimeter accuracy.

Down Hole Survey

Differentially corrected GPS provided survey control for all collars, while a variety of down-hole survey techniques have been used to estimate the sub-surface trajectory of the drill holes.

The 2010 program relied upon non-magnetic methods such as Flex-It electronic gyro and Deviflex to survey the down-hole traces. All 2010 drill holes showed a consistent deviation to the right with minor steepening with depth. This result confirmed observations made from high resolution corrected magnetic instruments, such as the Flex-It, which was in use from 2003 through to 2008. Pre-2003 programs were surveyed using Sperry-Sun magnetic based instruments, and many of these holes showed anomalous hole traces sometimes increasingly deviating to the left with depth. A total of 34 holes have been identified with anomalous hole traces, including seven from the post-2002 period.

It is considered highly unlikely that the pre-2003 holes had subterranean trajectories that differed significantly from the 2010 experience, as people, machinery, and equipment specifications are very similar to those in use in 2000.

Using the 2010 down-hole survey data as a benchmark, it was decided to adjust the surveys for the 34 holes listed above using an average of best-fit 2010 trajectories. All surface and solid modelling was done using the database with adjusted surveys for these 34 holes.

Sample Preparation, Analyses And Security

Sample Preparation and Analyses

Pre-2001 drilling was not deep enough to test the higher-grade zones under consideration here. Consequently, drilling since 2001 is the most important exploration activity carried out at the Kemess North / Kemess Underground Project and forms the basis of the mineral resource. More than 75% of the assays have been completed since 2001.

Samples from the Kemess North / Kemess Underground Project are totally drill core based; there are no trench or grab samples in the database.

A Vancouver based consulting group developed a sampling program for the project prior to the 2002 exploration season. The same program was carried forward to the 2003 and 2004 seasons, and continued into the 2010 program.

The QA/QC program established in 2002 and continued in subsequent seasons included at site insertion of blind duplicate, blank, and standard samples.

Sample intervals were determined by a staff geologist according to lithology, and ranged from 0.3 to 2.0 metres, with the average length of samples being 1.92 metres. Because of the low-grade nature of the mineralization and difficulty determining potential ore from non-ore material, the entire drill hole is sampled. Once in a uniform rock type, sample spacing was generally 2.0 metres. The maximum 2.0 metres sample length was selected so that more detail could be gained concerning the local variability of grade. As well, the 2.0 metres core length provides a representative sample weight for NQ core. For HQ core, a maximum sample length of 1.5 metres was applied.

Drill core was logged by a small team of geologists and split using a rock saw or hydraulic splitter. Samples were collected by staff technicians and then passed through a primary crusher. During the 2002 program, a portable sample preparation lab was leased from ALS Minerals, formerly ALS Chemex. For the 2003 program, a sample-bucking facility was built near the camp area and run under supervision of Kemess’ chief assayer during the subsequent programs.

Core samples were dried, and then crushed to 80% passing 10 mesh at the mine site. Each sample was riffled twice with one split being retained at the mine, and a 250 gram sample sent by air and courier to ALS Minerals analytical laboratory in North Vancouver. The remainder of the sample was discarded. In 2008 a pulverizer was added to the preparation process at the Kemess Project and pulps were submitted for analysis for both 2008 and 2010 programs.

At ALS, the –10 mesh samples (pre-2008) were pulverized to 85% passing 75 microns (PUL-22) prior to assay. Both Kemess and ALS Minerals prepared pulps were assayed for a suite of 35 elements including iron using an aqua regia digestion and inductively coupled plasma atomic emission spectroscopy (ICP-AES; ME-ICP61, ME-ICP41) on a one gram sub-sample. Copper analysis was completed by atomic absorption spectrometry (AA), following a triple acid digestion. Gold analysis was completed by standard one assay ton fire assay with AA finish.

In total, excluding quality control samples, 32,506 samples comprise the entire Kemess Underground Project database. Since 2000, 28,498 samples have been submitted to ALS Minerals for copper and gold analyses which represent more than 87% of all the analyses. Since 2003, silver has been analysed for by multi-element ICP package provided by ALS. There are 16,016 silver assays in the Kemess Underground Project database.

The remaining 12% of the assay work was carried out by various labs for the earlier exploration companies including Kennco Exploration Ltd., Getty Mines Ltd., Shell Oil, and El Condor Resources Ltd. Historical records of the sampling, analysis, and security of this earlier work are not available. Most of this work is for shallow drilling and is not particularly relevant to the Kemess Underground Project.

ALS laboratories are accredited ISO 9001-2008 by QMI and the North Vancouver Laboratory is accredited ISO 17025-2005 by the Standards Council of Canada for a number of specific test procedures, including the method used to assay samples submitted by AuRico. ALS Minerals also participates in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Security

The portion of sample retained at the mine site was kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the laboratory was placed in a plastic bag with a sample tag, shipped in a plastic pail with two security tags and the pail top was sealed and taped. A submission sheet was sent along with each pail of samples that included the name of the sample preparation person, the date, the sample numbers, the number of samples, and the numbers of the security tags.

There is a core storage site near Kemess Lake that serves to archive all the drilling on the project. The remaining half cores are still in core boxes and are available for geology reviews as well as check assays. In addition all coarse rejects are stored at the same site in plastic pails while pulps are stored in sea containers near the exploration office above camp.

Work completed by Kemess Project employees included core logging, sample layout, sample splitting, and preliminary sample preparation. A professional geologist oversaw all of the work from core logging to sample splitting, while the Kemess Project’s chief assayer at the mine oversaw the preliminary sample preparation and shipping.

Bulk Density Data

In total, more than 9,950 measurements have been performed and a mean bulk density (BD) of 2.75 was determined. Four different sets of data are available, pre-1999 samples, as well as samples from 2000, 2002, and 2003. Sample material ranged from whole core samples 15 cm to 20 cm long for the 2003 work, quartered core for the 2000 and 2002 samples, and crushed coarse reject material for the pre-1999 samples. The 2003 lab work was by Lakefield Research using their wax immersion method, which compared favourably to determinations by measuring differential mass in air and water. After 2004, all drilling samples had specific gravity determined by air and water methods performed while logging.

For resource purposes, the drill hole BD was composited to 6 metres lengths. The length-weighted average BD were compared by domain before and after compositing, and there was insignificant change.

Quality Assurance and Quality Control Programs

Blank samples, material with very low concentrations of copper and gold, were used to test for contamination of samples. Rocklabs Certified Reference Material was used as quality control standard samples to monitor accuracy. Duplicate samples were used to monitor and measure preparation and analytical precision. In total, 1,536 samples were submitted for quality control purposes as blind blanks, standards, or duplicates. This represents approximately one in every 26 samples, or 3.9% of the samples collected from 2002 through 2011 from all areas of exploration drilling on the Kemess Project. Quality control information was recorded by geologists, core samplers, and sample preparation staff. This triple-redundancy data capture was used to identify and eliminate data entry errors.

Evaluation of gold and copper analyses of quality control blanks of barren looking Hazelton rocks indicates that no significant or systematic contamination or laboratory error occurred during the course of the 2002–2011 programs.

During each drilling campaign blank gold outliers were investigated and in the vast majority of cases were found to display ICP signatures that are typical for Hazelton Group rocks with elevated silver and copper contents. These outliers are typically associated with rare gold mineralization associated with narrow quartz veins hosted in Hazelton rocks. From this it can be concluded that these outliers indicate natural, in-situ, geologic variation of the blank material rather than contamination from adjacent samples or other sources during sample preparation. The blank copper outliers are typically coincident with these gold outliers, which support the conclusion that this is a natural, in-situ, geologic variation. The few outliers, not exhibiting these characteristics, do not represent any significant or systematic contamination.

Results for the quality control standards (certified reference material) were reviewed throughout the course of each program. Standards that did not report within industry accepted ±3 standard deviation error limits were investigated and data entry errors corrected or affected samples rerun if necessary, with the exception of a few unresolved outliers encountered in 2002, 2003, and 2011. If failed standards performed acceptably on the second run then the original assays were corrected and new certificates were issued for the batches of associated samples. Standard failures reproduced on the second run were deemed to be due to normal variation in the certified reference material and therefore the original results were accepted as accurate.

Although not intended as copper standards, all standards were analyzed for copper and monitored along with the gold results.

Based on the performance of the standards, over the entire course of the 2002–2011 programs, and laboratory investigations of outliers, all mainstream gold and copper assay results associated with these standards are considered accurate.

Combined preparation and analytical precision was examined using matched pairs created by taking a second 250 gram riffle-split, referred to as a “reject-duplicate”, from randomly selected original mainstream crushed sample rejects. These matched pairs of duplicates and originals were used to measure precision and how it varies with grade.

Outliers, defined as those matched pairs with a grade differences over 0.1 g/t gold, or 0.1 % copper, and greater than 25% precision, were identified and investigated. Comparisons between ICP signatures of each of the outlier matched pairs, as well as surrounding samples, were used to determine if these were erroneous data points or valid outliers representing real nugget effects. Errors were resolved and invalid outliers were removed before precision analysis was performed.

Evaluation of the 2002 through 2011 quality control samples indicates that the gold and copper assay results for the Kemess North Project drilling programs are accurate and precise, and are therefore suitable for use in resource and reserve estimations.

Data Verification

There have been numerous data verification programs on the Kemess North Project open pit project.

In late June 2011, the Northgate Exploration Group completed a 5% audit of the Kemess Underground Project resource database to verify that analytical results have been entered correctly into the drill hole database used to prepare the February 2011 mineral resource estimate. The 5% audit showed no significant errors from the resource area regarding the recording of tabulated analytical data. The analytical database for the 2011 resource was verified and can be relied upon for resource estimation.

Mineral Resource Estimates

The resources at the Kemess Project are classified under the categories of Measured, Indicated and Inferred according to standards as defined by the “CIM Definition Standards - For Mineral Resources and Mineral Reserves”, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on December 17, 2010.

The classification of Indicated and Inferred mineral resources is based on geological confidence, drill hole spacing, and quality of the estimates. Porphyry copper deposits are characterised by large volumes of continuous grade over large distances radially distributed around and within the source intrusion. Post mineral modification has offset the mineralization and the KN Fault and dykes have removed mineralised volumes. Confidence in the estimation domains supports an Indicated classification. This classification has been applied to the estimation of gold, copper, and silver within the block cave volume. Outside the block cave resource area silver has fewer data available for estimation and is of a lower confidence. The Leached zone of the Talka Formation, located above the block cave volume, has 83 intervals of lost core and has similarly been classified as Inferred.

The drill hole spacing of the Indicated resource is predominantly 80 x 80 metres between drill holes, with a small area to the north-east of approximately 50 x 50 metres spacing. Occasionally there is 100 x 120 metres spacing between drill holes at lower elevations due to down-hole deviation. The spatial continuity is reasonable for each of the four domains (variogram ranges are greater than the drill spacing). The Inferred mineral resource classification has drill hole spacing ranging from 50 x 100 to 110 x 130 metres.

Block classification has been based on a block in block out approach. If 50% of the block is inside the classification solid, the entire block will be classified into that particular category. Blocks with greater than 50% Hazelton (north of the KN Fault) were classified as waste.

The mineral resources for the Kemess Project have been estimated by AuRico at 65,432 kilotonnes grading an average of 0.41 g/t gold and 0.24% copper classified as Indicated mineral resources; with an additional 9,969 kilotonnes grading an average of 0.39 g/t gold and 0.21% copper classified as Inferred mineral resources. The mineral resources are stated above a C$13.00/t NSR cut-off.

The mineral resources are reported in accordance with NI 43-101 and have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. The resource estimate was reviewed and verified by Jeffrey Volk, CPG, FAusIMM, Director – Reserves and Resources for AuRico. Mr. Volk is a Certified Professional Geologist and a Qualified Person as defined by international reporting codes.

The effective date of this mineral resource estimate is December 31, 2014 and is based on all data available by January, 2011. The mineral resource statement is presented in Table 1.

Table 1

Resource Category	Tonnes (000’s)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Contained Metal
					Cu (000’s lbs)	Au (000’s Oz)	Ag (000’s Oz)
Measured	0	0	0	0	0	0	0
Indicated	65,432	0.24	0.41	1.81	346,546	854	3,811
Measured + Indicated	65,432	0.24	0.41	1.81	346,546	854	3,811
Inferred	9,969	0.21	0.39	1.57	46,101	125	503

Notes:

(1)

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

(2)	Resources stated as contained within a potentially economically mineable solid above C$13.00/t NSR cutoff. A variable specific gravity value was assigned by lithology domains for all model blocks.
(3)	NSR calculation is based on assumed copper, gold and silver prices of $2.80/lb, $1,100/oz and $20.00/oz
(4)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, numbers may not add due to rounding.
(5)	Mineral resources are exclusive of mineral reserves.
(6)	Contained metals are in situ and undiluted, and do not include metallurgical recovery losses.

The 2011 Mineral Resource Estimate has been prepared by identifying the portion of the resource model that could potentially be mined using block cave mining methods. This was determined by carrying out a preliminary block cave mining study using a model prepared prior to the 2010 drilling program. The study identified a volume potentially suitable for block caving at a net smelter return (NSR) cut-off value of C$1,300/t.

The wireframe encapsulating the volume was then expanded by 60 metres along the western margin and 30 metres elsewhere. The resulting wireframe has a volume of approximately 71.5 million cubic metres.

The cost parameters were selected based on experience and benchmarking against similar projects. The results from the underground optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by a block cave and do not alone represent an attempt to estimate mineral reserves. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cut-off NSR value.

Initial estimates for underground bulk mining costs, combined with milling and general and administrative costs consistent with the size of operation envisioned for the Kemess Underground Project, indicate that a mine could be economically viable with a NSR cut-off in the range of C$13 to C$15/t of ore.

Mineral Reserve Estimates

The mineral reserve estimate for the Kemess Underground Project is presented in Table 2. The estimate was prepared by SRK using the “CIM Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines”.

Table 2

Resource Category	Tonnes (000’s)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Contained Metal
					Cu (000’s lbs)	Au (000’s Oz)	Ag (000’s Oz)
Proven	0	0	0	0	0	0	0
Probable	100,373	0.28	0.56	2.05	619,151	1,805	6,608
Proven and Probable	100,373	0.28	0.56	2.05	619,151	1,805	6,608

Notes:

(1)	Estimated at $3.00/lb Cu, $1,300/oz Au using a cutoff NSR Value of C$15.30/t and a shut-off NSR Value of C$17.30/t of ore.
(2)	Mineral reserve tonnage and recovered metal have been rounded to reflect the accuracy of the estimate, numbers may not add due to rounding.

The reserve estimate was completed under the direction and supervision of Chris Bostwick, FAusIMM, Senior Vice President – Technical Services for AuRico. Mr. Bostwick is a Qualified Person as defined in NI 43-101. Mr. Bostwick is not independent of the issuer, as defined in Part 1, Section 1.5 of NI 43-101.

The reserve has been estimated for a block caving mining method and takes into account the effect of mixing indicated resources with dilution from low-grade and barren material originating from within the cave outline and from overlying material.

Mining Method

The opportunity to exploit the Kemess Underground copper-gold deposit by underground mining methods was evaluated by a PEA completed by Associated Mining Consultants Inc. in July 2011. This PEA considered long hole open stopping, sub-level caving, and block cave mining methods; the block cave approach was recommended due to superior economics and became the mining method utilized in the Kemess Underground feasibility study.

In the Kemess Underground feasibility study access to the cave would be via a twin decline system, developed from portals approximately 3.5 kilometres south of the Kemess Underground Project deposit: one decline for access and the other for ore conveying. A total of 640 drawpoints will be developed on the extraction level (1,160 metres above mean sea level (AMSL)). The drawpoints will be used for the loading of undercut and cave ore from the overlying undercut level (1,178 metres AMSL) via 320 drawbells. A fleet of load-haul-dump (LHD) units will tram drawbell, undercut, and cave ore to a single primary gyratory crusher located directly south of the cave footprint. Crushed ore will then be conveyed to a crushed ore stockpile near the existing processing facility via a 3.4 kilometre long underground conveyor and 4.6 kilometre long surface conveyor.

Mine infrastructure facilities are generally located to the south of the cave footprint to allow early establishment (following twin decline development) and ready access during operations. Intake and return air raises are developed from the surface, with collars located on the ridge to the south of the Kemess Underground Project deposit, with this primary circuit providing up to 400 cubic metres per second of air to the footprint area of Kemess Underground Project. Intake air is distributed via an intake air level (1,140 metres AMSL) north of the footprint below the extraction level via 28 intake air raises to the extraction and undercut levels. Return air from these levels is collected via 10 return air raises to a return air level (also at 1,140 metres AMSL) south of the footprint. In addition, the twin declines and underground workshop are ventilated by up to 70 cubic metres per second of air provided by exhaust fans located at the top of the conveyor decline. The underground workshop and main dewatering facility are also located south of the footprint.

A total of 47,473 metres of lateral development and 2,444 metres of raise development are required to extract the estimated Kemess Underground Project reserve, with development occurring over an eight year period. Commercial production, defined as 60% of the targeted 9 million tonnes per annum production rate, is estimated to be achieved in the fifth year of development. In the following year, Year 2 of the schedule, ore production is estimated to be 8.5 million tonnes, with 7.1 million tonnes being cave ore. The target rate of 9 million tonnes per annum is achieved from Year 3 to Year 10, with the cave contributing the full amount from Year 5. Production declines from Year 11 (8.4 million tonnes), with final cave production in Year 12.

Recovery Methods

Primary crusher facilities will be installed in the Kemess Underground Project mine. Ore will be conveyed from the crusher to the underground portal where it will be transferred to an overland conveyor for delivery to the existing mill ore feed stockpile.

One SAG mill/ball mill grinding line was removed from the Kemess South Project grinding circuit. The targeted mill throughput for the Kemess Underground Project is estimated to be 24,600 tonnes per day. A copper flotation concentrate containing the gold and silver values will be produced and transported to offsite smelters for processing. Tailings will be discharged to the previously mined Kemess South open pit and this is expected to have sufficient volume capacity for the duration of the Kemess Underground Project operations. Process reclaim water will be pumped to the Kemess South mill facility.

Tailings Management

The waste management plan for the Kemess Underground Project includes disposal of the mill tailings and waste rock within the mined out portion of the Kemess South open pit, designated as the Kemess Underground Project tailings storage facility (TSF). In order to accommodate the total volume of tailings produced, the pit rim must be raised beyond its current level. This will be accomplished by construction of the East Dam (starter dam construction anticipated to be required by Year 7) to an ultimate crest elevation of 1,274 metres in order to provide adequate tailings, free water, and flood storage. Water will be reclaimed from the tailings facility for use in processing of ore. Operational constraints dictate that a water treatment facility will need to be built and in operation by Q4 Year –2 when the mill starts up. This is required as part of the TSF water balance which predicts a net water balance surplus throughout the proposed operations due to the accumulation of water in the proposed tailings facility.

Environmental Regulatory Setting

The EA and permitting framework for metal mining in Canada is well established. The federal and provincial EA processes provide a mechanism to assess potential effects of major projects and expansions or modifications to existing projects. Following successful completion of the EA process, the project enters the permitting phase. The project is then regulated through all phases (construction, operation, closure, and post closure) by both federal and provincial agencies.

Under the Canadian Environmental Assessment Act (CEAA 2012), the federal government may delegate any part of an environmental assessment to the province. The Agency may substitute the BC process for a federal EA or recognize the BC process as equivalent to the federal process. Both of these options have the potential to streamline the EA process.

The deposit which constitutes the Kemess Underground Project was previously assessed by a joint federal/provincial EA review panel as the Kemess Mine Expansion – Kemess North Project. This assessment was based on mining the Kemess North Project deposit as an open pit. The joint review panel recommended in 2007 that the Kemess North Project not be approved by the provincial and federal governments. The provincial and federal ministers accepted the panel recommendations and did not allow the project as it was defined to proceed to permitting. In its announcement, the governments indicated this decision does not preclude the proponent from seeking to modify the project proposal by addressing the factors considered by the panel, and requesting another environmental assessment in the future.

Substantive and positive changes have been made to the Kemess Underground Project, which address the environmental and social concerns identified during the joint review panel. In addition, the Kemess Underground Project is a substantially different proposal than the Kemess North Project.

The Kemess Underground Project is currently undergoing an EA at both the federal and provincial levels through a Substituted EA being managed by the province of British Columbia Environmental Assessment office on behalf of both the province and the federal government. The EA is currently in the second of three phases. Based on the current CEAA 2012 / BCEAO guidance documents, the process is expected to take another 16-18 months.

Permitting Process

The Kemess Underground Project will be required to amend existing provincial authorizations that are still valid but related to Kemess South and to obtain new provincial permits specific to Kemess Underground activities. Federal authorizations, licences and permits will also be required.

Environmental Considerations

The Kemess Underground Project is in essence the addition of an undeveloped ore body to an existing mine operation. As such, it has the advantage of being able to make use of significant environmental data gathered throughout two previously completed EAs as well as 15 years of data gathered during development and operations.

The Kemess South Project completed an environmental assessment prior to its commissioning in July 1996. The results of this assessment and subsequent permits identified a number of environmental management plans which guided the operation of the Kemess South mine and documented, through a variety of monitoring programs, the interactions of the mine and the environment. All of this data is expected to be available to support the Kemess Underground Project throughout the EA and permitting process.

The existing environment for the proposed development, including the biological and physical components, has been characterized. The potential environmental impacts of the proposed project will have mitigative measures as necessary to address these impacts.

From a regulatory perspective the most significant potential impacts are associated with the long term management of waste rock, tailings, mine water, and process water. The potential impacts and proposed mitigation associated with these components will be managed as per existing management strategies in accordance with existing authorizations and permits for the Kemess South Project. The physical infrastructure and additional management plans, necessary to support the existing management strategies, for the long term storage and mitigation are addressed in the Kemess Underground feasibility study and are the subject of ongoing studies as part of the EA process.

The existing waste management practices associated with the Kemess South Project and those proposed for the Kemess Underground Project represent industry best practices.

From a regulatory perspective there are no activities associated with the Kemess Underground Project that will result in any potential environmental impacts that cannot be mitigated through the implementation of good engineering practices and management plans.

The Kemess Underground Project is expected to result in the additional disturbance of approximately 100 hectares of terrestrial areas. This includes the 35 hectares projected subsidence zone. The existing Kemess South Project mine footprint is 1,900 hectares.

The Kemess Underground Project surface infrastructure would be within the Kemess Creek watershed. Kemess Creek flows from the northeast to the southwest immediately south of the Kemess South Project minesite into Attichika Creek, which is a tributary of Thutade Lake. Thutade Lake outlets northward and enters the Finlay River. The Kemess Underground Project subsidence zone above the ore body is within the Attycelley Creek watershed. Attycelley Creek flows westerly and enters the Finlay River, approximately 200 metres downstream from the Thutade lake outlet.

Market Studies and Contracts

The Horne smelter in Rouyn-Noranda, Quebec, was the primary destination for the concentrate produced from Kemess South during its operation. That said, given transportation logistics and other considerations, the most suitable market for the Kemess Underground Project concentrate may be the overseas Asian market. The longer term outlook for concentrate demand is reasonably favourable, considering that many of the projects waiting project approval are in higher risk environments. There currently are no sales contracts for this project. The slightly lower than optimal concentrate copper grade of 22% is offset by the extremely low concentrations of penalty elements making the Kemess Underground Project concentrate readily marketable and not subject to any penalties. The gold grade is projected to be on the 20–50 g/t which will result in a favourable payable metal factor of approximately 97.5% .

Copper supply and demand were very closely balanced in 2014 though it appears that with anticipated slowing demand growth in 2015, the market will likely be in a surplus this year. Market commentators have a wide range of views beyond 2015 as to whether and for how long this surplus will last, though many agree that a deficit will re-emerge over the medium term as existing mines age and fewer new projects enter production. Analyst consensus for long term copper and gold (real as opposed to nominal) price forecasts (as of early 2015) was approximately $3.00/lb and $1,275/oz respectively. AuRico has judged that longer term prices of around $3.00/lb for copper and $1,300/oz for gold are reasonable numbers to use for a base case. The Kemess feasibility study also assumed a $/C$ exchange rate of 1:1.

Capital

A total of C$683 million is estimated to be spent in capital over the life of the Kemess Underground Project (expressed in un-escalated Q4 2012 Canadian dollars). Full preproduction expenditure including capitalised pre-production operating costs is estimated to be approximately C$471 million to first ore production, and an additional C$325 million to achieve commercial production. Ongoing sustaining capital is approximately C$181 million, including UG mobile equipment replacements, and ongoing underground development.

Life of Mine

The SRK Report summarizes the results of the Kemess Underground feasibility study completed in 2013. This report outlines the mining of 1.7 million ounces of gold and 589 million pounds of copper (excluding pre-commercial production) over 12 years of commercial production.

Project Valuation

Using metal prices of C$1,300 per ounce for gold and C$3.00 per pound for copper, the Kemess Underground Project is estimated to have a post-tax net present value (NPV) (at 5% discount rate) of C$134 million and a post-tax internal rate of return of 10%. The cumulative project cash flow becomes positive in real terms 3.5 years after commencement of production.

Taxes

Taxes and tax depreciation were modelled by treating the Kemess Underground Project as a standalone business. That is, no existing tax losses or credits were considered. Any losses were carried forward to be offset against future revenue.

The major categories of taxes modelled are:

1.

Based on historic rates, British Columbia minerals tax was modelled using a net current proceeds rate of 2.0%, a net revenue tax rate of 13.0% and an imputed interest rate of 1.6% was assumed for the purposes of the tax credit account;

2.	British Columbia corporate tax was modelled at a rate of 11%; and

3.	Canadian federal corporate tax was modelled at a rate of 15%.

The British Columbia minerals tax is deductible for both federal and provincial corporate tax. The corporate tax rates are simply additive (neither deductible for the other).

Tax depreciation for capital expenditure was estimated in accordance with general principles used in British Columbia for mining taxation, including the use of accelerated depreciation for certain categories. The British Columbia mining tax was estimated using the guidelines published by the Government of British Columbia.

Recommendations for Exploration and Development

Mineral Reserves

There is the opportunity to significantly increase the reserves. Mineral resources are available to support a larger mineral reserve. These reserves are constrained by the size of the facility that can receive the tailings. A trade-off study to optimize the size of the tailings facility is required to increase mineral reserves. No costs are anticipated to be required other than the cost of the trade-off study for the Tailings Management Facility.

Underground Design and Infrastructure

It has been recommended that more geotechnical information be gathered and analyzed as development advances (including driving drifts throughout the ore before design parameters are finalized). Cavability and fragmentation may vary from the base case because there is always a degree of uncertainty scaling up empirical and numerical modelling. Additional data would reduce that uncertainty and enhance confidence in the representativeness of the given information. The technical staff required to undertake such work are included in the project capital costs.

A fully integrated mud rush risk assessment is required prior to commencement of caving. The presence of mud rush risk does not make mining infeasible, but it does require that programs and policies will have to be put into effect to manage these events. The cost of this additional work is anticipated to be C$30,000.

It has been recommended that the use of remotely operated LHDs be considered. This is a proven technology that is routinely used in the mining industry. The extraction level layout is considered suitable for their use. This technology has the potential to reduce operating labour, LHD maintenance, and LHD capital costs, and improve safety.

It has been recommended that a trade-off study be conducted to determine the capital and operating benefits associated with replacing the planned intake air raise with an intake air decline. The potential exists to save time on the development schedule and up to C$20 million in operating costs if mine air heating costs can be eliminated or reduced. This issue requires further study.

Development is the largest contributor to the capital costs. It is recommended that a detailed review of the proposed infrastructure be undertaken to see if those costs can be reduced. Internal ramps, portions of the perimeter drifts, and even the maintenance facility are examples of potential cost reductions without compromising the project. Existing in house resources will be used for this trade-off study and so no additional costs are anticipated.

Processing

It has been recommended by SRK that more hardness tests be conducted on the Kemess Underground Project orebody to confirm the representativeness of the work that has been completed and the appropriateness of the assumptions that have been made.

KWM Consulting has demonstrated, through their work using the ball mill work index (BWI) method of analysis, that the hardness of the ore should not be a constraint. Nevertheless, it is recommended by SRK that further analysis be done using other methods specific to SAG mills to confirm these results.

SRK has noted that the existing re-grind capacity will not be sufficient to handle the greater rougher concentrate mass pull (20–23% of the mill feed) combined with the finer grind size requirements for the underground ore (P80 at 15 microns or finer). Provision and costs in the feasibility study have been made to add another mill to the re-grind circuit. Modifications to the primary grinding circuit are challenging to retrofit and cannot be assured to compensate for a lack of primary mill power. SRK recommends that specific test work be conducted by the manufacturer of that mill to verify the tonnage, feed size, and expected product size.

Surface Infrastructure

The feasibility study recommended that a trade-off study be completed to determine if additional tailings storage capacity is available and economically viable in the Kemess South Project open pit. A decision was made in this study to minimize capital. A trade-off study might demonstrate that additional material can be placed in this facility without major capital cost implications.

The feasibility study recommended that a trade-off study be conducted to determine if a tunnel can replace the planned portal access road and overland conveyor. There are several impacts that need to be considered including the development schedule to production, capital costs, and operating costs. The manpower savings could be significant in terms of the potential savings in travel time to and from the underground workplaces.

Environmental Permitting and Closure

Community concerns represent a possible risk to the Kemess Underground Project, however AuRico and its predecessor Northgate have engaged the Takla Lake, Tsay Keh Dene and Kwadacha First Nations to develop a positive relationship that will be mutually beneficial, and thereby gain support for the advancement of the Kemess Underground Project. AuRico has initiated broader community engagement in the region.

The Kemess Project will require both provincial and federal permits and EAs.

It must be noted that the Kemess Underground Project closure did not consider any site remedial work other than that directly associated with the Kemess Underground Project feasibility study. For example the Kemess South Project tailings and waste dumps and water runoff are not included. Closure of these facilities is covered under the existing Kemess South Project closure plan. Closure for the purposes of the feasibility study primarily involves treating water from the underground mine in perpetuity, although this is subject to ongoing studies.

SRK has recommended that AuRico continue to be proactive in its efforts to engage the community and First Nations so that it can avoid delays in permitting and approvals.

The estimated cost to complete the recommendations described above is C$400,000.

Kemess East Project

As the Kemess East Project is adjacent to and will potentially share infrastructure with the Kemess Underground Project, much of the information above related to the Kemess Underground Project is applicable to the Kemess East Project. Additional information about the Kemess East Project is set out below. Pursuant to the AuRico Metals Contribution Agreement, AuRico Metals will grant the Earn-In Right to Amalco which will provide Amalco with the ability to earn up to an initial 30% interest in the Kemess East Project. See “Summary of Material Agreements − AuRico Metals Contribution Agreement” in the body of the Circular and the information under the heading “Earn-In Right” below.

Deposit Types

The Kemess East Project is a large copper-gold-silver-molybdenum porphyry deposit and is typical of calc-alkaline porphyry copper-gold deposits in the western cordillera. The deposit is deeply buried and mineralization starts at an average depth of 900 metres below surface and extends to 1,500 metres below surface. The Kemess Underground deposit mineralization starts at 300–550 metres. Unlike the Kemess Underground deposit, there is no significant low grade mineralization associated with Kemess East deposit. At Kemess East there is significant continuity of mineralization within the deposit. Kemess East deposit is mostly hosted by potassic altered Black Lake plutonic rocks. In the eastern portion of the deposit, Kemess East is hosted mostly within potassic altered Takla Volcanics, but still largely within the Black Lake plutonic rocks. From recent whole rock analysis, it is evident that the deposit is centered on a mineralized porphyritic diorite pluton. This in contrast to the Kemess Underground deposit which is centered on a mineralized porphyritic monzondiorite/diorite pluton. Due to the present state of drilling, it is difficult to gauge the orientation of the host diorite, but presently it appears to be nearly flat lying and slightly dipping to the south. The alteration within the mineralized zone is mostly characterized by secondary chlorite with lesser secondary biotite and quartz within the plutonic host rocks. Higher grade copper-gold mineralization is characterized by strong secondary biotite alteration in the plutonic rocks.

Porphyry style copper-gold mineralization occurs within the Takla volcanic rocks and intermediate intrusive rocks associated with weak to pervasive propyllitic, phyllic, and potassic (biotitic) alteration assemblages. The latter is associated with better copper and gold grades. Alteration of Toodoggone assemblages range from fresh to weak propyllitic and are generally barren of significant sulphides and ore grade mineralization.

Exploration

The Kemess East deposit discovery is an early stage exploration project located one kilometer east of the Kemess Underground deposit and 6.5 kilometres north of the Kemess South mill facility. Prior to 2005, regional exploration was restricted to shallow targets on the Kemess property. In 2005 the discovery of deep mineralization immediately east of the Kemess North deposit, the Offset Zone, led to subsequent geophysical surveys and drilling programs targeting deep mineralization.

Because the target is deep, surface geological mapping and surface geochemical techniques add little value. Likewise, surface and airborne geophysical exploration have contributed little. Since the last work by El Condor Resources Ltd. in 1992, there were no surface soil or rock sampling or trenching programs at the Kemess East deposit. Surface work has been confined to access road and drill site construction. A regional airborne geophysical program, completed in 2003, added to the understanding of the volcanic, intrusive and structural events in the area. The program had little impact on the resource estimate for the Kemess East deposit. In 2006, Northgate contracted Quantec Geoscience to do several line kilometres of geophysical surveys over the Kemess Underground deposit and the Kemess East deposit areas. The results from the geophysical work conducted by Quantec Genscience in 2006 and deep drilling in 2007 identified a deep mineralized zone in the Kemess East area hosting copper-gold-silver-molybdenum and outlined the Kemess Underground deposit.

Drilling at the Kemess property was terminated in 2007 after the negative panel decision for the permitting of the Kemess North open pit mine. In 2010, the Kemess North Project was revisited as an underground operation. After a positive feasibility study on the Kemess Underground Project in 2013, AuRico re-started exploration and drilling programs at the Kemess property. This led to the discovery of the copper-gold-silver-molybdenum Kemess East deposit porphyry.

The procedures followed in the field and through the interpretation stage of exploration have been to industry standards. Various crews under the supervision of professional geologists carried out the exploration work. Since 2001 there has been continuity in personnel in the field, in the laboratories, and with the data interpretation.

Drilling

The Kemess East deposit was not a primary focus of exploration during delineation of the Kemess Underground deposit, with the periods 2006-2007 and 2013-2014 being the main years for drilling programs at the Kemess East deposit. Prior to 2006, minor regional based drilling programs took place with select drilling in the vicinity of the Kemess East deposit. For example, in 2005 drilling intersected the Kemess offset zone at depth adjacent to the Kemess Underground deposit. Various diamond drilling contractors based out of Smithers, British Columbia completed this work. Two Driftwood diamond drills completed the most recent program in 2014, which accounted for 12 drill holes and 16,873 metres with all holes reaching target depth. The Kemess East deposit exploration area is one kilometer east of the Kemess Underground Project and covers an area approximately 1 kilometre in an east-west direction, 1 kilometre north-south, and over 1 kilometre vertical. Drill hole spacing is 100 metres to 200 metres. The current Kemess East Project database contains 56 drill holes for a total of 49,730 metres with an average drill hole length of 888 metres and the deepest hole reaching 1,703 metres. However, almost half of the holes are less than 700 metres in depth while the vast majority of significant intercepts start below 700 metres. Of the 56 drill holes in the Kemess East deposit, 23 drill holes were drilled deep enough to test the mineralized zone.

The broken zone, which covers much of the Kemess North Project area and presents challenging drilling conditions, is not present at the Kemess East deposit. Core recovery is very high with an average of 95%.

Following up the discovery holes KH-07-04, KH-07-10, and KH-07-24, the 2013-2014 drilling at the Kemess East Project resulted in extension of the known mineralized zone to the north, east, west, and at depth. Major faults were intersected in several drill holes giving insight into a complex system of horst and graben style faulting leading up to the main NNW trending structure, which defines the eastern boundary of the mineralization. These intercepts provide greater understanding of structural constraints, movement, and controls on the location, shape, and size of the mineralized body. A greater understanding of the copper-gold-silver-molybdenum mineralization habit and the defining characteristics of the porphyry system were also delineated by the drilling programs. Typical porphyry-style mineralization was intercepted in all of 2013- 2014 diamond drill holes.

Sample Preparation, Analyses and Security

Sample Preparation and Analyses

Pre-2007 drilling at the Kemess East Project was either not deep enough or did not test the deposit area under consideration here. Consequently, drilling from the 2007 and follow-up programs in 2013 and 2014 are the only relevant exploration activities carried out in Kemess East and form the basis of an estimate of its mineral resource. All of the assays used in the resource have been completed since May 2007. Samples from the Kemess East Project area are totally drill core based; there are no trench or grab samples in the Kemess East Project database.

Sample intervals were determined by a staff geologist according to lithology, and ranged from 0.3 metres to 2.0 metres, with the average length of 1.93 metres. Because of the low-grade nature of the mineralization and difficulty separating potential ore from non-ore material, the entire drill hole was sampled or sampling began once the hole entered favourable host rocks. The maximum 2.0 metres sample length was selected so that sufficient detail could be gained concerning the local variability of grade. As well, the 2.0 metres core length provides a representative sample weight for NQ core. For HQ core, a maximum sample length of 1.5 metres was applied.

Drill core was logged by a small team of geologists and split using a rock saw or hydraulic splitter. The logging geologist designated quality control (QC) samples (blanks, duplicates, and certified reference materials) to be inserted into the sample stream at regular intervals such that least 1 in 25 (> 4%) samples were submitted for quality control purposes. Core samples were dried, and then crushed to 80% passing 10-mesh at the mine site. Each sample was riffled twice with one split being retained at the mine, and a 200-250 gram sample sent by air and courier to the analytical laboratory. The remainder of the sample was discarded. In 2008 and 2010, pulverisers were added to the preparation process at the Kemess Project and pulps, 85% passing 150-mesh (75μm), were submitted for analysis for both 2013 and 2014 programs. The majority of prepared samples, 97%, were shipped to ALS Minerals in North Vancouver for analysis, with 3% of samples submitted to SGS Canada Inc., formerly Assayers Canada Laboratories, in Vancouver during 2007.

Samples were analyzed for a suite of 35 elements, including iron, molybdenum, and silver, using 2-acid digestion and ICP atomic emission spectroscopy on a one gram sub-sample in 2007 and using a 4-acid digestion thereafter. Copper analyses were completed by AA spectrometry, following a 3- acid digestion. Gold analyses were completed by standard 1-assay-ton fire assay with an AA finish. Samples from significantly mineralized zones were also submitted for molybdenum analyses, which included 4-acid digestion with an AA finish.

In total, excluding QC samples, 29,469 samples comprise the greater 1992-2014 Kemess East Project area database. Since May 2007, 23,844 samples have been submitted for copper and gold assay and ICP analyses which represent more than 81% of all analyses. The other 19% are from shallow drilling and holes outside the Kemess East Project deposit vicinity, which are not relevant to the project. A total of 6,978 samples were also submitted for molybdenum analyses by 4-acid digestion with an AA finish.

ALS Minerals Division laboratories are accredited ISO 9001-2008 by QMI and the North Vancouver Laboratory is accredited ISO 17025-2005 by the Standards Council of Canada for a number of specific test procedures, including the method used to assay samples submitted by AuRico. ALS Minerals also participates in a number of international proficiency tests, such as those managed by CANMET and Geostats. SGS Canada Inc. laboratories are accredited ISO 17025 by the Standards Council of Canada.

Security

The portion of crushed sample retained at the mine site is kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the laboratory was placed in a plastic bag with a sample tag, shipped in a plastic pail with two numbered zap-strap style security seal tags attaching the lid to the pail. A submission sheet was sent inside each pail of samples that included the name of the sample preparation person, date, sample numbers, the number of samples, and the identification numbers on the security tags. An electronic copy was also emailed to the laboratory for verification of security seal tags.

There is a core storage area on site near Kemess Lake that serves to archive all the drilling on the project. The remaining half cores are stored there in core boxes and are available for geological reviews as well as check assays and additional test work. In addition, all coarse rejects are stored at the same site in plastic pails while pulps are stored in sea containers near the exploration office above camp. Work completed by Kemess Project employees included geological and geotechnical core logging, sample layout, sample splitting, and sample preparation. Professional geologists oversaw all of the work from core logging to sample processing, while the chief assayer at the mine provided additional oversight of sample preparation and shipping up until the Kemess South mine closure in March, 2011.

Data Verification

Verification for the Kemess East Project included verifying that the geologic model and database are all in agreement with supporting information, in order to confirm that the data are suitable for use in resource estimation.

Data Verification Procedures

AuRico staff completed an audit of the Kemess East Project resource database to verify that supporting information has been entered correctly into the drill hole database used to prepare the mineral resource estimate. This included the following checks:

•	checking drill hole database assays against assay certificates; and

•	checking drill hole database survey data against original survey information.

No verification drilling or twinned drill-holes have been undertaken in the potential resource area due to the preliminary nature of the project.

Assay Data Verification

Samples were selected for assay verification by first identifying those samples within the block model, and then by flagging 10% of those analyses for cross reference against their assay certificates via sample number. The audit showed no significant errors from the resource area regarding the recording of tabulated analytical data. The analytical database utilized for the 2015 resource estimate was verified and can be relied upon for resource estimation.

Survey Data Verification

Collar locations were confirmed by original field survey files or field compilations. The upper survey points of downhole surveys were compared to these collar orientations and found to be in agreement within expected tolerances. Six multi-shot downhole surveys, of holes with significant intercepts, were checked against original field surveys and confirmed to match average or final multi-shot survey measurements. A total of 835 downhole survey measurements were verified, amounting to 14% of the downhole survey data. No errors were encountered in the downhole survey data.

Mineral Resource Estimates

The mineral resources for AuRico’s Kemess East Project, located in British Columbia, Canada, have been estimated by AuRico at 55,864 kilotonnes grading at an average of 0.41 % copper, 0.52 g/t gold and 2.01 g/t silver classified as Indicated mineral resources; with an additional 117,152 kilotonnes grading at an average of average of 0.34 % copper, 0.38 g/t gold and 1.79 g/t silver classified as Inferred mineral resources. The mineral resources are stated above a zero C$/t NSR cut-off and contained within potentially economic underground caving solids. The caving solids have been optimized within a C$15 NSR/t shell. The mineral resources are reported in accordance with NI 43-101 and have been classified in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. The resource estimate was completed by Jeffrey Volk, CPG, FAusIMM, Director of Reserves and Resources at AuRico. Mr. Volk has over 27 years of operational and consulting experience in the minerals industry, specifically in mineral resource estimation, production geology, feasibility studies and economic evaluations. Mr. Volk is a Certified Professional Geologist and a Qualified Person as defined in NI 43-101. Mr. Volk is not independent of the issuer, as defined in Part 1, section 1.5 of NI 43-101.

The effective date of this mineral resource estimate is December 31, 2014 and is based on data finalized by AuRico personnel in December 2014. The mineral resource statement for the Project is presented in Table 3. The resources for the Project are derived from the Vulcan™ block model using a global specific gravity of 2.70 for all rock types.

Table 3

Resource Category	Tonnes (000’s)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Mo Grade (%)	Contained Metal
						Cu (000’s lbs)	Au (000’s Oz)	Ag (000’s Oz)	Mo Lds (000’s)
Indicated	55,864	0.41	0.52	2.01	0.01	503,663	939	3,601	9,261
Inferred	117,152	0.34	0.38	1.79	0.01	871,407	3,360	13,723	33,662

Notes:

(1)

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

(2)	Resources stated as contained within potentially economically mineable cave solids above a $0.00/t NSR cutoff.
(3)	NSR calculation is based on assumed copper, gold and silver prices of $3.00/lb, $1,300/oz and $20.00/oz, respectively.
(4)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate; numbers may not add due to rounding.
(5)	Mineral resources are exclusive of mineral reserves.
(6)	Contained metals are in situ and undiluted, and do not include metallurgical recovery losses.

Mineral Reserve Estimates

There are currently no mineral reserves at the Kemess East Project.

Recommendations for Exploration and Development

Recommended drilling on the Kemess East Project will be to further delineate the Kemess East Project mineralized zone to convert Inferred to Indicated resources, as well as try to expand the resource further in all directions. Drilling will include 20 drill holes with ranges of depths between 1,000 metres to 2,000 metres depending on their target. A total of 25,000 metres of drilling is proposed at a cost of C$7.36 million. Definition drilling will include drill holes targeting gaps within the block model and the potentially economically mineable solids. This will bring the drill hole spacing to below 100-150 metres and better define continuity of the mineralization as well as assist in constructing an updated geological model. Drilling to expand the current resource area will also be conducted. This will include drilling to the east to further define the Kemess East Project offset fault at depth and the limits of mineralization. Drilling to the south, outside the resource model area, may add to the size of the current Kemess East Project resource base, in addition to testing the northern limits of the Post Mineralized Black Lake Sovereign Unit at depth. Further drilling within the Kemess East Project offset zone should also be conducted to test the continuity of the mineralization from drill holes KN-05-27 and KN-07-28 to the Kemess East Project zone. During the drilling program, continued detailed geotechnical logging should be conducted, including oriented core drilling. The detailed geotechnical logging will include basic RQD measurements and detailed joint analysis as well as point load measurements every 10 metres.

The estimated cost to complete these recommendations is C$7,360,000.

Earn-In Right

The AuRico Metals Contribution Agreement will provide that with effect on the Effective Date, AuRico Metals shall grant Amalco the Earn-In Right to earn the Earn-In Interest by spending the Earn-In Hurdle Amount by December 31, 2016.

Pursuant to the Earn-In Right, Amalco will covenant to spend the Earn-In Committed Amount (presently expected to be approximately C$9.5 million, subject to upward adjustment). The Earn-In Committed Amount represents the portion of the Earn-In Hurdle Amount that Amalco is irrevocably committed to spend and is obligated to spend, or to pay to AuRico Metals as agent for Amalco. The Earn-In Committed Amount is due and payable in advance to AuRico Metals on the Effective Date. AuRico Metals shall spend the Earn-In Committed Amount, as agent for AuRico on AuRico’s behalf, at the Kemess East Project on Exploration Expenses. After payment of the Earn-In Committed Amount, Amalco may at any time terminate the Earn-In Right. AuRico Metals will be the operator under the Earn-In Right.

If Amalco does not irrevocably elect to spend the Discretionary Amount by January 5, 2016 or does not spend or pay to AuRico Metals, acting as agent for Amalco for AuRico Metals to spend on Amalco’s behalf, the Discretionary Amount by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including for greater certainty, the Earn-In Committed Amount).

Upon Amalco receiving the Earn-In Interest, Amalco and AuRico Metals shall enter into the Joint Venture Agreement to form the Joint Venture to hold the Kemess East Project and they shall each hold a proportionate interest in such entity.

At any time and from time to time after Amalco earns the Earn-In Interest, AuRico Metals shall have the right to purchase the participating interest of Amalco in the Kemess East Project (as it may be adjusted from time to time in accordance with the joint venture agreement entered into by Amalco and AuRico Metals) for an amount equal to 1.1 times the amount determined by subtracting the Earn-In Committed Amount from the Earn-In Hurdle Amount. The purchase price may be paid by AuRico Metals in cash or in AuRico Metals Shares based on the 25 day volume-weighted average price of AuRico Metals Shares on the date prior to the date AuRico Metals provides notice to Amalco of the exercise of the Buy Back Right.

AuRico Metals Royalties

Upon completion of the Arrangement, AuRico Metals will have a royalty interest in the Young Davidson Mine and is expected to have royalty interests in the Fosterville and Stawell properties. AuRico Metals is also expected to have a royalty interest in the Leviathan property, a prospective mineral property which is not currently in production. See “Other Royalty Interests” below.

Young Davidson Mine

Pursuant to the terms of the agreement in respect of the Y-D Royalty, a 1.5% NSR royalty will be granted in respect of the Young Davidson Mine which royalty interest will be held by AuRico Metals following the Effective Time.

The following disclosure relating to the Young Davidson Mine has been derived from the AuRico AIF.

Young Davidson Mine

The Young Davidson Mine is located near the town of Matachewan, approximately 60 kilometres west of Kirkland Lake in Northern Ontario. The property consists of contiguous mineral leases and claims totalling 11,000 acres and is situated on the site of two past producing mines that produced almost one million ounces from 1934-1957.

AuRico owns 100% of the mineral rights to all of the mineral resource related claims at the former Young Davidson mine and the adjoining Matachewan Consolidated Mines Limited Mine (the “MCM Mine”), which together comprise the Young Davidson Mine. AuRico also holds the mineral rights to 200 tenures from mining leases to exploration claims covering 4,734 hectares surrounding and including the Young Davidson Mine. The contiguous claim block that covers the Young Davidson Mine, is hereinafter referred to as “Young Davidson”.

Property Description and Location

Young Davidson is located immediately west of the village of Matachewan, Ontario, and approximately 60 kilometres west of the town of Kirkland Lake, Ontario. Young Davidson is comprised of 200 tenures related to mining claims, mining leases, patents, and licenses of occupation that were acquired either through staking, application, or option agreements. Collectively, it is subject to nine separate agreements with different obligations and royalties for each agreement. Based on the currently defined mineral reserves and resources, the only royalties to apply are:

(i)

a sliding scale royalty held by Matachewan Consolidated Mines Limited that relates to the eastern portion of the open pit and a small portion of the underground resource, which together total approximately 1,000,000 tonnes; and

(ii)	a per ton royalty held by the Welsh Estate that affects almost 424,000 tonnes.

Through these agreements AuRico controls sufficient surface rights to cover the sites required for all project buildings and fixed installations for the life of mine. AuRico believes it has all of the necessary surface rights to dispose of waste rock and tailings on additional areas of the property. AuRico’s land ownership and mineral tenures are registered with the Government of Ontario. All permits required to operate the mine are currently in place.

As Young Davidson was the site of two former producing gold mines there is existing surface disturbance in the form of old workings, building foundations and tailings sites. Although there is no clean up order on these sites, AuRico designed infrastructure to incorporate these sites where possible so that they are remediated as part of the mine closure plan.

Other than as described above, AuRico is not aware of any rights, agreements or encumbrances to which Young Davidson is subject, which would adversely affect the value of the property or AuRico’s ownership.

AuRico entered into Impact Benefit Agreements with the Matachewan First Nation on July 2, 2009 and with the Temagami First Nation / Teme Augama Anishnabai on July 14, 2012, as the Young Davidson mine is situated within the traditional territory of these two First Nations.

Young Davidson Property Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Young Davidson is located in northern Ontario, Canada, centrally located between Timmins, Kirkland Lake, North Bay and Sudbury, each of which have businesses that service the mining industry. The property is accessed by paved Highway 566, 5 kilometres west of the town of Matachewan.

The daily average mean temperature in nearby Kirkland Lake, Ontario is 1.7°C. The extreme maximum recorded temperature is 38.9°C and the extreme minimum temperature is -47°C. The average annual precipitation is 884 millimetres, comprising 590 millimetres as rainfall and 294 millimetres as snowfall. Given this climate, exploration and mining development activities can be carried out at all times of the year.

The surface rights possessed by AuRico are sufficient for mining operations, availability of sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas and potential processing plant sites. Electricity is provided from the provincial grid through a transmission line that was upgraded by AuRico prior to commercial production.

The property is typical of northern Ontario with forest covered low rolling hills, small lakes and wetlands with numerous gravel roads providing access to all areas of the property. Average elevation on the property is 330 metres above sea level.

History

The initial discovery of gold in the project area was made by prospector Jake Davidson in 1916 on what became the former Young Davidson mine. This sparked a staking rush that resulted in a second discovery by Samuel Otisse on what became the MCM Mine property. Surface prospecting, trenching and outcrop stripping continued intermittently for the next seventeen years on both properties. During this time a joint venture was established between Hollinger Corporation and Young Davidson Mines Limited and underground mine production was initiated in 1934 and continued until 1957, over which time a total of 5.6 million tonnes were mined producing 585,690 ounces of gold (3.22 g/t recovered grade). Production from the MCM Mine property over the period 1934-1954 totaled 3.2 million tonnes, and 378,101 ounces of gold (3.67 g/t recovered grade). Following closure of the mines, the properties remained dormant until 1980 at which time Pamour Mines concluded option/joint venture agreements on both properties with the aim of establishing an open pit operation. Approximately 96,000 tonnes of ore were mined and trucked to the Pamour mill facility east of Timmins.

In 1995, Royal Oak Mines Inc., a successor company to Pamour Mines, initiated extensive diamond drilling to define an open pit resource, initiated shaft dewatering with a view to underground exploration, conducted shaft rehabilitation as well as engineering studies and environmental assessment studies with a view to re-opening the mines. Following the bankruptcy of Royal Oak Mines Inc., the property was dormant for several years before being acquired by a private company in 2000. This private company undertook limited exploration and, in 2002, vended the asset into Young Davidson Mines Limited, the same company that had discovered the property. Young Davidson Mines Limited re-initiated exploration with 9,312 metres of drilling in 58 diamond drill holes.

In late 2005, Northgate amalgamated with Young Davidson Mines Limited through a plan of arrangement, and proceeded with surface exploration, particularly diamond drilling, environmental and engineering studies and underground exploration and development.

In 2011, AuRico acquired Northgate, which included Young Davidson.

Geological Setting and Mineralization

Young Davidson is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending proterozoic diabase dikes.

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the Young Davidson project area. The LLCFZ has a sub-vertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

There are three important groups of archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Uncomformably overlying is Timiskiming Group Conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on Young Davidson, measures almost 3,000 ft. east-west by 1,000 ft. north-south.

Huronian proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan diabase and younger Nipissing diabase, which respectively bracket the Huronian unconformity in the project area.

Essentially all of the historical production at the former Young Davidson Mine and approximately 60% of the production from the MCM Mine was from syenite-hosted gold mineralization. Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

Drilling

Since the discovery of gold in the project area until October 14, 2008 a total of 293,774 metres of surface and underground diamond drill holes were completed. With the exception of the holes pre-dating 1980 (324 holes, 20,236 metres), all of the drill logs have been preserved. All holes have been plotted on historic records and these hole traces and assays have now been entered into the database. All holes since 1988 have been surveyed for their collar co-ordinates and it is assumed that all pre-1988 underground hole collars were surveyed as per industry practice at the time of production. Since 1980 all holes have been down hole surveyed using a tropari instrument or acid test and since 2006 all drill holes have been surveyed using FLEXIT and/or a gyroscopic instrument in order to measure down hole deviation.

Underground drill holes were AQ core (27 millimetre diameter) as was the practice of the day, surface holes predating AuRico were, with one exception, BQ core (36.5 millimetre diameter) and all holes by AuRico (and the one exception) have been NQ core (47.6 millimetre diameter) except where a reduction to BQ (36.5 millimetre diameter) has been required to complete the hole in problematic ground conditions. Core recovery and rock quality designations have not been noted in historic drill logs, however in all the holes by AuRico core recovery has been excellent and the rock quality designation (RQD) factor has been very high indicating very competent rock.

From 2009 to 2014, AuRico has drilled a total of 267 surface drill holes for a total of 135,193 metres.

Sampling Method and Approach

Drill core is transported directly from the drill rigs to the secure core logging facility. Core is logged with geological information being recorded, including rock type, degree of alteration, estimated percentage of sulfide minerals and vein intensity. Zones of interest are marked out and assigned a sample number and assay tags are stapled into the box as well as being inserted into the sample base. Most of the core has been split with a hydraulic splitter, with a small number of samples cut with a diamond bladed core saw. The majority of the samples are 1.5 metres in core length and most of the historic samples are in five foot lengths. Assay procedures were not well documented prior to 2003, but it is assumed that conventional crushing, pulverizing and classical fire assay techniques were used.

Sample Preparation, Analyses and Security

Prior to sample shipment, a number of measures have been implemented which were designed to maintain a high level of security at the core logging facility, at the mine property and while the samples are in transit.

Upon arrival at the ALS Global laboratory, samples were logged into the laboratory tracking system and weighed. Each core sample was entirely crushed to better than 70% -2 millimetre (minus 10 mesh). A 250 gram split of crushed material was taken and pulverized. Certified reference material and blanks were inserted with samples prior to analysis. Fifty gram aliquots were weighed for fire assay. Fire assay fusion was by lead flux with a silver collector and atomic absorption finish. Each sample was also submitted for a 34 element analysis, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to the laboratory’s internal quality control procedures.

All mine samples, including blasthole, underground channel, and drill core are assayed at the on-site laboratory operated by AuRico. AuRico has been advised by ALS Global that the laboratory is well-equipped, fully ventilated, and staffed by experienced personnel. Samples are prepared and analyzed as described above. The mine laboratory is externally audited on a periodic basis. A check assay program and participation in an international round robin was initiated in 2014.

Quality Control and Quality Assurance

No information has been compiled that describes the QC and quality assurance (QA) procedures for the pre-2003 drilling, however it is unlikely that blanks and CRM’s were used as this did not become standard industry practice until the early 2000s. The main form of QA/QC would have been periodic re-assaying of anomalous samples with introduction of blanks in the early 1980s and 1990s.

The QA/QC for the 2006, 2007 and 2008 programs is documented in the technical documents filed on SEDAR. In essence this amounted to four percent of the entire population of samples submitted for analysis, including blanks, standards, and duplicates. Additionally, about 15-20% of pulp replicates and 2.5% of reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The QA/QC data is monitored as the samples are being processed at the laboratories and where analytical problems are identified the laboratory is required to reanalyze the samples.

Data Verification

The project data base has been subject to verification or audit by Micon International Inc. (2004), Scott Wilson Roscoe Postle Associates Inc. (2006), AMEC plc (2008) and AuRico geologists (2006, 2007 and 2008) who had no direct involvement with the project. Collar co-ordinates, down hole survey tests and assay intervals were verified against a variety of supporting documentation. Where errors have been identified these were corrected and procedures put in place to prevent re-occurrence and to expedite future data verification programs. In each case the third party audit has concluded that the database is valid and acceptable for supporting resource estimation work on the project.

Mine Development and Mine Plan

AuRico commenced mining from the open pit in November 2011, and ceased mining in June 2014, upon depletion of the in-situ reserve. While the mining of the open pit has ceased, AuRico has established a sizeable stockpile of open pit ore that will be used to augment underground production until the underground mine can provide the entire mill feed. Over the life of the open pit, approximately 20.9 million tonnes of waste rock was generated by the open pit and placed in the waste dump to the north of the pit.

The underground deposit is located approximately 210 metres to 1,500 metres below surface. During 2013, AuRico completed the sinking of the Northgate shaft down to the mid-shaft loading pocket, which accesses the first eight years of mine production. AuRico continues to work on developing vertical access in the underground mine below that of the mid-shaft loading pocket, to an eventual depth of 1,500 metres. The existing MCM #3 shaft is being extended to a depth of 1,500 metres to provide for the hoisting of personnel, materials, ore and waste. The mine will also be accessed by a ramp, which will be extended to the bottom of the mine from the existing exploration ramp, currently at a depth of 900 metres below surface. The mine design has taken into consideration the existing MCM #3 and the Young Davidson shafts and other existing openings for ventilation.

The underground mine has been designed for low operating costs through the use of large modern equipment, gravity movement of ore and waste through raises, shaft hoisting, minimal ore and waste re-handling, high productivity bulk mining methods and paste backfill. The mine operates scooptrams to load, haul and transfer stope production to the ore pass system from where it is hoisted to the surface via 18 tonne skips.

At the current design production rates of 2.92 million tonnes per year (8,000 tonnes per day) at full production, the underground will have a mine life of approximately 16 years based on the current reserve. Production from the underground mine will be complemented by stockpiled open pit ore until it can provide the entire mill feed. For the last 14 years of the currently projected underground mine life, mill feed will be provided almost exclusively from the underground mine.

Lateral development of the underground mine will average approximately 12,000 metres per year including capital, operating and ore categories for the first 10 years of the underground mine operation. In the last 8 years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed.

The average underground personnel requirements at 8,000 tonnes per day are estimated to be approximately 300 persons. The mine will operate seven days a week with two 10.5 hour shifts per day working a five days on and four days off followed by four days on five days off schedule. Once in full production, the mine will be owner operated with only diamond drilling and raising being contracted.

Exploration and Development

The Young Davidson open pit mine and mill declared commercial production effective September 1, 2012. Commercial production was declared once the mine achieved previously established commissioning thresholds. The commissioning thresholds included a 30-day period whereby the mill throughput averaged at least 5,100 tonnes per day (subsequent to the commissioning of the flotation and gravity circuits) and the open pit averaged 29,750 tonnes per day of ore and waste mining.

In October 2013, AuRico commissioned the mid-shaft loading pocket and shaft hoisting infrastructure, and began hoisting underground ore to surface. Prior to October 2013, AuRico was trucking ore to surface through the exploration ramp. On October 31, 2013, AuRico declared commercial production at the Young Davidson underground mine.

The 2014 capital budget focused primarily on the continued lateral and vertical development of the underground mine, and the construction and sinking of the MCM shaft. AuRico also completed an expansion of its carbon-in-leach circuit in the mill and purchased additional mobile equipment as underground mining rates increased during the year. The carbon-in-leach circuit expansion increased the number of tanks and was designed to increase residence time and aid in increasing overall mill recoveries. Underground lateral development and the sinking of the MCM shaft will continue in 2015. AuRico will also add to its underground mobile equipment fleet and complete a raise of its tailings dam. Total lateral and vertical development are expected to be 14,700 metres and 1,100 metres respectively. Lateral development will consist of continuing to establish the levels spaced every 30 metres in the orebody consisting of footwall drives, drawpoints and stope development. Main ramp development will also continue from the 9,590 metre level towards the eventual bottom of the mine at the 8,900 metre level. Vertical development will consist of sinking the MCM shaft to mine bottom and various ventilation raises.

Milling Operations

The metallurgical testwork programs considered for feasibility study were completed in 2008 and early 2009 at SGS Lakefield. Results of these tests provided the data used for the design criteria.

The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five zone composite and 32 individual samples were tested used for variability testing.

The grinding characteristics of the design mineralized material, an equal mixture of Upper Boundary Zone, Lower Boundary Zone and Pit Zone material as combined material for pilot plant feed gives an average Bond Work Index of 15.6 kilowatt hours per tonne (kWh/t) at 100 mesh (106 micrometers) of grind. The selected six zone samples work index ranged from 14.7 to 18.3 kWh/t or an average of 16.5 kWh/t. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill/ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All samples have been classified as abrasive or very abrasive.

The gravity recoverable gold was determined to be about 25% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.

The metallurgical test programs supported the selection of single stage semi-autogenous grinding circuit with a gravity circuit followed by flotation. The flotation concentrate is further ground and leached in a conventional carbon-in-leach. The flotation tailings are also leached in a carbon-in-leach circuit. The gold is recovered from the carbon followed by electro-winning and pouring doré bars.

The combined leach tailings were used for the cyanide destruction testwork. The Young Davidson carbon-in-leach tailings are treated with the SO2/Air cyanide destruction method.

In January 2014 a paste backfill plant was commissioned and is capable of supplying paste fill to the underground voids at a rate in excess of 8,000 tonnes per day.

Young Davidson Mineral Reserve and Resource Estimates

(As at December 31, 2014)

Mineral Reserve Estimates - Gold
		Category	Tonnes (000s)	Grade (g/t)	Ounces (000s)
Young Davidson	Surface	Proven	2,501	0.76	61
		Probable	-	-	-
		P&P	2,501	0.76	61
	Underground	Proven	12,499	2.83	1,137
		Probable	30,274	2.70	2,626
		P&P	42,773	2.74	3,763
	Total Young Davidson	P&P	45,273	2.63	3,823

Mineral Resource Estimates - Gold
		Category	Tonnes (000s)	Grade (g/t)	Ounces (000s)
Young Davidson	Surface	Measured	496	1.13	18
		Indicated	1,242	1.28	51
		M&I	1,739	1.24	69
	Underground	Measured	7,855	3.28	829
		Indicated	6,090	3.07	601
		M&I	13,946	3.19	1,430
	Total Young Davidson	M&I	15,684	2.97	1,499
	Surface	Inferred	31	0.99	1
	Underground	Inferred	3,608	2.76	320
	Total Young Davidson	Inferred	3,639	2.75	321

Notes to Mineral Reserve and Resource tables:

•	Mineral Reserves and Resources have been stated as at December 31, 2014.

•	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	Assumed a gold price of $1,250 per ounce for reserves and $1,450 per ounce for resources.

•	Mineral Reserves assume the following cutoff grades and process recoveries:

o	Young Davidson: Surface: 0.50 grams per tonne cutoff, 91% mill recovery
o	Young Davidson: Underground: 1.90 grams per tonne cutoff, 91% mill recovery

•	AuRico’s Mineral Reserve and Mineral Resource estimates are classified in accordance with CIM’s “CIM Definition Standards – For Mineral Resources and Mineral Reserves” in accordance with the requirements of NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico’s Mineral Resources constitute or will be converted into Reserves.

•	Mineral Reserve and Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

•	Mineral Resources were prepared under the supervision of Jeffrey Volk, CPG, FAusIMM, the Director of Reserves and Resources, for AuRico. Mineral Reserves were prepared under the supervision of Chris Bostwick, FAusIMM, the Senior Vice President Technical Services, for AuRico. Both Messrs. Volk and Bostwick are “Qualified Persons” as defined by NI 43-101.

Other Royalty Interests

In addition to the Y-D Royalty, AuRico Metals may be the owner of royalties on the Fosterville and Stawell mines commencing at the Effective Time. The Fosterville Royalty is at 2% and the Stawell Royalty is at 1%. Both mines are operated by Crocodile and are located in Victoria State, Australia. AuRico Metals may also have a royalty on the Leviathan property, a prospective mineral property which is not currently in production. Readers can find further information with respect to Fosterville and Stawell Mines under the profile of Crocodile at www.sedar.com (the “Crocodile SEDAR Disclosure”). The Crocodile SEDAR Disclosure does not form part of this Circular, is not incorporate by reference into this Circular and neither AuRico Metals, AuRico or Alamos assumes any responsibility for the accuracy of the information contained in any documents, records or information under the Crocodile SEDAR Disclosure.

Each of Fosterville, Leviathan and Stawell has a right of first refusal and a right of first offer if the Fosterville Royalty, Leviathan Royalty or Stawell Royalty, as applicable, is transferred or assigned to a Person that is not an affiliate of AuRico. Fosterville, Leviathan and Stawell have notified AuRico that they believe the transfer or assignment to AuRico Metals of the Fosterville Royalty, the Leviathan Royalty and the Stawell Royalty, as applicable, trigger such rights of first refusal or rights of first offer. It is the view of AuRico that the transactions contemplated by the Arrangement constitute a transfer to an affiliate of AuRico and accordingly no right of first refusal or right of first offer is applicable. However, should AuRico’s view not prevail and if: (i) Fosterville exercises its right of first refusal or right of first offer to acquire the Fosterville Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; (ii) Leviathan exercises its right of first refusal or right of first offer to acquire the Leviathan Royalty, then the “Leviathan Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; or (iii) Stawell exercises its right of first refusal or right of first offer to acquire the Stawell Royalty, then the “Stawell Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

After giving effect to the Arrangement, AuRico Metals is anticipated to have cash in the amount of $20 million less the Earn-In Committed Amount (as converted into U.S. dollars in accordance with the AuRico Metals Contribution Agreement). AuRico Metals will also hold the Earn-In Committed Amount. The Earn-In Committed Amount must be spent by AuRico Metals, as agent and on behalf of AuRico, on Exploration Expenses. AuRico Metals will also receive a 1.5% net smelter return royalty on the Young Davidson Mine, and may receive a 2% net smelter return royalty on the Fosterville mine and a 1% net smelter return royalty on the Stawell mine, which AuRico Metals estimates, based on public statements by AuRico Gold and by Crocodile, will provide AuRico Metals with approximately $5.8 million (before tax) for the 12 month period following completion of the Arrangement.

It is expected that AuRico Metals will finance its general and administrative expenses as well as Kemess Project-related care and maintenance, exploration, study related, and other expenditures from internal cash resources, royalty income, equity financing, or other means. There is no assurance that financing will be available on acceptable terms if AuRico Metals determines that additional financing is required. The 2015 budget for the Kemess Project has not yet been determined. It is anticipated that the development capital required to build Kemess Underground will be primarily sourced through project debt financing. AuRico will also consider financing opportunities, including without limitation, bringing in a joint venture partner, once all necessary permits have been secured.

Due to the nature of mineral exploration activities, budgets are regularly reviewed in light of the success of the expenditures and other opportunities which may become available to AuRico Metals. Accordingly, while AuRico Metals anticipates that it will spend the funds available to it as stated in this Appendix, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent.

BUSINESS OBJECTIVES

Assuming completion of the Arrangement, it is expected that AuRico Metals will have two high quality assets in the Kemess Project and the AuRico Metals Royalties. It is expected that AuRico Metals’ primary objective will be to create wealth from these assets for shareholders and value for its other stakeholders, including the communities around Kemess. Kemess is a unique asset with significant potential given its ability to utilize infrastructure from the past producing Kemess South mine, its advanced stage, moderate capital expenditure requirements when compared to many other projects, and that stable jurisdiction in which it is located. The AuRico Metals Royalties are also located in stable jurisdictions and all of Young Davidson, Fosterville, and Stawell are currently producing mines. Both Young Davidson and Fosterville have large resource endowments that are expected to deliver significant returns over a long mine life. AuRico Metals will also consider additional opportunities to grow shareholder value through the acquisition of royalties and by making direct or indirect investments.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION
AND ANALYSIS

Set forth below is a summary of certain selected historical carve out financial information and pro forma unaudited financial information after giving effect to the proposed Arrangement with respect to AuRico Metals for the periods indicated. The selected historical carve out financial information of AuRico Metals has been derived from the Kemess Project and Royalties financial statements set out in Appendix H to this Circular. The selected pro forma unaudited financial information has been derived from the pro forma unaudited financial statements set out in Appendix H to this Circular. The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma financial statements, including that the AuRico Shareholders approve the AuRico Arrangement Resolution at the AuRico Meeting, Alamos Shareholders approve the Alamos Resolutions at the Alamos Meeting and the Arrangement is completed. The unaudited pro forma financial statements are for illustrative purposes only and are not necessarily indicative of what the actual results of operations or financial position of AuRico Metals would have been if the Arrangement had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of AuRico Metals for any future periods or as of any date.

				Carve Out		Pro Forma
				Three Months	Pro Forma	Three Months
	Carve Out	Carve Out	Carve Out	Ended	Year Ended	Ended
	Year Ended	Year Ended	Year Ended	March 31,	December 31,	March 31,
	December 31,	December 31,	December 31,	2015	2014	2015
	2012	2013	2014	(unaudited)	(unaudited)	(unaudited)
	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)

Net loss	10,084	7,315	19,432	233	19,432	233
Total assets	169,855	173,737	151,402	138,873		194,632
Total liabilities	31,586	29,537	26,657	30,057		54,719

MANAGEMENT’S DISCUSSION AND ANALYSIS

The management’s discussion and analysis for Kemess Project and Royalties for the years ended December 31, 2014 and 2013 and for the three month periods ended March 31, 2015 and 2014 was prepared as of May 22, 2015 and should be read in conjunction with the carve out financial statements of Kemess Project and Royalties for the years ended December 31, 2014, 2013 and 2012 and for the three month periods ended March 31, 2015 and 2014. The financial statements have been prepared in accordance with IFRS and dollar amounts used herein are expressed in Canadian dollars unless otherwise stated. This discussion offers management’s analysis of the financial and operating results of Kemess Project and Royalties and contains certain forward-looking statements relating, but not limited, to operational information, future exploration and development plans and anticipated future mineral reserves or resources. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. Readers and prospective investors of AuRico Metals are cautioned not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by AuRico Metals. For additional information relating to the risks and uncertainties facing AuRico Metals, see the information below under the heading “Risk Factors”.

Attached as Schedule “E” to this Appendix H is the management’s discussion and analysis for Kemess Project and Royalties for the years ended December 31, 2014 and 2013 and for the three month periods ended March 31, 2015 and 2014.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions which will be attached to the AuRico Metals Shares on the Effective Date.

AuRico Metals Shares

AuRico Metals is authorized to issue an unlimited number of AuRico Metals Shares. Holders of AuRico Metals Shares are entitled to one vote per share at meetings of holders of AuRico Metals Shares, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of AuRico Shares upon its dissolution or winding-up, subject to the rights of shares having priority over the AuRico Metals Shares.

AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”. Such listing will be subject to AuRico Metals fulfilling all of the minimum listing requirements of the TSX and obtaining conditional approval of the TSX. There can be no assurance that the TSX will list the AuRico Metals Shares. If listing approval is ultimately obtained prior to the Effective Time, trading on the TSX in the AuRico Metals Shares is expected to commence shortly following the Effective Date.

Dividends

AuRico Metals has not declared or paid any dividends on the AuRico Metals Shares since its incorporation. Any decision to pay dividends on the AuRico Metals Shares will be made by the board of directors of AuRico Metals on the basis of the corporation’s earnings, financial requirements and other conditions existing at such future time.

Shareholder Rights Plan

Following the Effective Time, AuRico Metals intends to implement a shareholder rights plan on substantial similar terms as the AuRico 2013 Rights Plan, to provide the AuRico Metals Board with more time to consider alternatives in the event of a takeover bid for the AuRico Metals Shares. Once put in place, Canadian securities law requires that the rights plan be reconfirmed by AuRico Metals Shareholders every three years.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of AuRico Metals, effective March 31, 2015, both before and after giving pro forma effect to the Arrangement.

		Outstanding as at March	Outstanding as at March
		31, 2015 prior to giving	31, 2015 after giving effect
Designation	Authorized	effect to the Arrangement	to the Arrangement(1)
AuRico Metals Shares	Unlimited	N/A(2)	118,120,001

Notes:

(1)	Assumes completion of the Arrangement.
(2)	AuRico Metals was incorporated on May 7, 2015, and AuRico was issued one AuRico Metals Share on such date.

FULLY DILUTED SHARE CAPITAL

The following table sets forth the fully diluted share capital after giving effect to the Arrangement.

		Percentage of
	Number of AuRico	AuRico Metals
	Metals Shares	Shares
		(Diluted)
AuRico Metals Shares issued prior to Arrangement	1	−
AuRico Metals Shares issued pursuant to Arrangement	118,120,000	91%
Subtotal(1)	118,120,001	91%
AuRico Metals Shares reserved for issuance pursuant to AuRico Metals Long Term Incentive Plan and AuRico Employee Share Purchase Plan(2)	11,812,000	9%
Fully Diluted Total	129,932,001	100%

Notes:

(1)	Assumes completion of the Arrangement.
(2)

The number of AuRico Metals Shares reserved pursuant to the AuRico Metals Long Term Incentive Plan is to be a maximum of 10% of the number of AuRico Metals Shares issued and outstanding and issued pursuant to the Arrangement.

OPTIONS TO PURCHASE SECURITIES

The AuRico Metals Board intends to adopt the AuRico Metals Long Term Incentive Plan. A copy of the AuRico Metals Long Term Incentive is set out in Appendix I to the Circular. No options to acquire AuRico Metals Shares have been granted to date. It is AuRico Metals’ intention to issue prior to the Effective Time options (“Inducement Options”) to the proposed directors and officers of AuRico Metals.

PRIOR SALES

			Number of
Date of Sale	Type of Security	Price per Security (C$)	Securities	Reasons for Issuance
May 7, 2015	Common share	1.00	1	Organization of AuRico Metals

TRADING PRICE AND VOLUME

The AuRico Metals Shares are not currently traded or quoted on a Canadian marketplace. AuRico Metals has applied to list the AuRico Metals Shares on the TSX under the symbol “AMI”. Such listing will be subject to AuRico Metals fulfilling all of the minimum listing requirements of the TSX and obtaining conditional approval of the TSX. There can be no assurance that the TSX will list the AuRico Metals Shares. If listing approval is ultimately obtained prior to the Effective Time, trading on the TSX in the AuRico Metals Shares is expected to commence shortly following the Effective Date.

ESCROWED SECURITIES

As of the date of the Circular, no securities of any class of securities of AuRico Metals are held in escrow or are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

All of the issued and outstanding AuRico Metals Shares are currently held by AuRico. To the knowledge of AuRico Metals, as of the date of the Circular, there are no persons who will, immediately following the completion of the Arrangement, directly or indirectly, own or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of AuRico Metals other than:

	Number of AuRico
Name and Place of Residence	Metals Shares(1)	Percent of Class(1)

Van Eck Associates Corporation	17,070,030	14.45%

Note:

(1)

Based on knowledge of the directors and executive officers of AuRico and Alamos as to the number of AuRico Shares and/or Alamos Shares held as at May 21, 2015 by Van Eck Associates Corporation and assuming 118,120,001 AuRico Metals Shares will be issued and outstanding, 4.9% of which will be held by Amalco, immediately following the Effective Time.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names, municipalities of residence, positions with AuRico Metals and the principal occupations of the persons who will serve as directors and executive officers of AuRico Metals after giving effect to the Arrangement are set out below, together with their pro forma holdings of AuRico Metals Shares.

Name, Province and		Principal occupation (for	Pro Forma Holdings of
Country of Residence	Offices Held	last 5 years)	AuRico Metals Shares(1)

Directors

Scott Perry Ontario, Canada	Director and Executive Chairman	President and Chief Executive Officer, AuRico	36,727

Chris Richter Ontario, Canada	Director and Chief Executive Officer	Senior Vice President, Corporate Development, AuRico	10,278

Anne Day(2) Ontario, Canada	Director	Vice President, Investor Relations and Communication, AuRico	7,290

John McCluskey(2) Ontario, Canada	Director	Chief Executive Officer, President and Director,	252,827

Name, Province and		Principal occupation (for	Pro Forma Holdings of
Country of Residence	Offices Held	last 5 years)	AuRico Metals Shares(1)
		Alamos

Anthony Garson(2) Ontario, Canada	Director	Consultant of several mining companies	1,319

Janice Stairs(2) Nova Scotia, Canada	Director	General Counsel and Corporate Secretary, Namibia Rare Earths Inc.(3)	375

Richard Colterjohn(2) Ontario, Canada	Director	Managing Partner of Glencoban Capital Management Inc.	35,073

Joseph Spiteri(2) Ontario, Canada	Director	Independent mining consultant	4,076

Officers

Robert Chausse Ontario, Canada	Chief Financial Officer	Executive Vice President and Chief Financial Officer, AuRico	17,954

Chris Rockingham Ontario, Canada	Vice President, Development	Vice President, Exploration and Business Development, AuRico	13,836

Note:

(1)

Based on the number of AuRico Shares and/or Alamos Shares currently held and assuming 118,120,001 AuRico Metals Shares will be issued and outstanding, 4.9% of which will be held by Amalco, immediately following the Effective Time.

(2)	Will be considered independent within the meaning of National Instrument 52-110 − Audit Committees.
(3)

Ms. Stairs has held the position of General Counsel and Corporate Secretary, Namibia Rare Earths Inc. since September 2011. Prior to this Ms. Stairs was General Counsel to Endeavour Mining Corporation and Etruscan Resources Inc.

Each of the directors of AuRico Metals will hold office until the first annual meeting of the holders of AuRico Metals Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with AuRico Metals’ articles or by-laws.

Assuming completion of the Arrangement, it is anticipated that the directors and executive officers of AuRico Metals, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 379,754 AuRico Metals Shares, or approximately 0.32% of the number of AuRico Metals Shares that will be outstanding immediately following completion of the Arrangement.

AuRico Metals has not appointed a corporate secretary as of the date of this Circular.

Other Reporting Issuer Experience

The following table sets out the directors and officers of AuRico Metals that are, directors, officers or promoters of other reporting issuers:

	Name and Jurisdiction of	Name of
Name	Reporting Issuer	Trading Market	Position	From	To

Scott Perry	AuRico Ontario	TSX, NYSE	Director, President and Chief Executive Officer	September 2012	Present

Chris Richter	AuRico Ontario	TSX, NYSE	Senior Vice President, Corporate Development	May 2010	Present

	Carlisle Goldfields Limited Ontario	TSX	Director	January 2015	Present

	Name and Jurisdiction of	Name of
Name	Reporting Issuer	Trading Market	Position	From	To

Anne Day	AuRico Ontario	TSX, NYSE	Vice President, Investor Relations and Communication, AuRico	August 2007	Present

John McCluskey	Alamos British Columbia	TSX, NYSE	Chief Executive Officer, President and Director	February 2003	Present

Anthony Garson	Alamos British Columbia	TSX, NYSE	Director	June 2010	Present

Janice Stairs	AuRico Ontario	TSX, NYSE	Director	September 2014	Present

	NovaCopper Inc. British Columbia	TSX, NYSE, AMEX	Director	April 2012	Present

Richard Colterjohn	AuRico Ontario	TSX, NYSE	Director	April 2010	Present

	Roxgold Inc. Ontario	TSX-V	Director	September 2012	Present

	MAG Silver Corp. British Columbia	TSX, AMEX	Director	October 2007	Present

Joseph Spiteri	AuRico Ontario	TSX, NYSE	Director	May 2012	Present

	Marathon Gold Corporation Ontario	TSX	Director	April 2010	Present

	Roxgold Inc. Ontario	TSX-V	Director	September 2012	Present

Robert Chausse	AuRico Ontario	TSX, NYSE	Executive Vice President and Chief Financial Officer	January 2013	Present

Chris Rockingham	AuRico Ontario	TSX, NYSE	Vice President, Exploration and Business Development	May 2003	Present

Prior to the Effective Date, the AuRico Metals Board will appoint an audit committee whose composition will comply with the requirements of the OBCA, applicable Canadian securities laws and the TSX. The AuRico Metals Board may from time to time establish additional committees. The mandates of each of the committees will be established following completion of the Arrangement and will be in compliance with applicable legal and regulatory requirements.

Corporate Cease Trade Orders or Bankruptcies

No proposed or current director or executive officer of AuRico Metals has, within the last ten years prior to the date of the Circular, been a director, chief executive officer or chief financial officer of any issuer (including AuRico Metals) that, (i) while the person was acting in the capacity as director, chief executive officer or chief financial officer, was the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days; or (ii) was subject to an order that resulted, after the director, executive officer or securityholder holding a sufficient number of securities of AuRico Metals to affect materially the control of AuRico Metals ceased to be a director, chief executive officer or chief financial officer of an issuer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the issuer.

Except as described below, no proposed or current director or executive officer of AuRico Metals has, within the last ten years prior to the date of this Circular, been a director or executive officer of any company (including AuRico Metals) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In February 2015, Lachlan Star Limited entered into voluntary administration. Mr. Scott Perry was a former Director of that company, having ceased to be a Director in October 2014.

Penalties or Sanctions

No proposed or current director or officer or securityholder holding a sufficient number of securities of AuRico Metals to affect materially the control of AuRico Metals has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No proposed or current director or officer or securityholder holding a sufficient number of securities of AuRico Metals to affect materially the control of AuRico Metals has, within the last ten years prior to the date of this document, been a director or executive officer of any company (including AuRico Metals) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement for compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, no proposed or current director or officer or securityholder holding a sufficient number of securities of AuRico Metals to affect materially the control of AuRico Metals has, within the last ten years prior to the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or securityholder.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of AuRico Metals will be subject in connection with the operations of AuRico Metals. In particular, certain of the directors and officers of AuRico Metals are involved in managerial or director positions with other mining companies whose operations may, from time to time, be in direct competition with those of AuRico Metals or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of AuRico Metals. Conflicts, if any, will be subject to the procedures and remedies available under the OBCA. The OBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the OBCA. As at the date of the Circular, AuRico Metals is not aware of any existing or potential material conflicts of interest between AuRico Metals and any director or officer of AuRico Metals.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, AuRico Metals has not carried on any business and has not completed a fiscal year of operations. No compensation has been paid by AuRico Metals to its executive officers or directors and none will be paid until after the Arrangement has been completed. Following completion of the Arrangement, it is anticipated by AuRico, the sole shareholder of AuRico Metals prior to the Effective Date, that the executive officers of AuRico Metals will be paid salaries at a level that is comparable to companies of similar size and character. It is anticipated that following the Effective Date the compensation of the executive officers and directors of AuRico Metals will be determined by the AuRico Metals Human Resources Committee. It is presently expected that in addition to awards that will be granted to executive officers pursuant to the AuRico Metals Long Term Incentive Plan, compensation of the executive officers of AuRico Metals will be in the following ranges:

	Base Salary Range		Bonus Range
Executive Officer	Low	High	Low	High
Executive Chairman, Chief Executive Officer	C$250,000	C$300,000	50%	150%
Chief Operating Officer	C$175,000	C$225,000	25%	75%
Chief Financial Officer	C$175,000	C$225,000	25%	75%
Vice President, Development	C$175,000	C$225,000	25%	75%

As at the date of the Circular, there are no employment contracts in place between AuRico Metals and any of the executive officers of AuRico Metals and there are no provisions with AuRico Metals for compensation for the executive officers of AuRico Metals in the event of termination of employment or a change in responsibilities following a change of control of AuRico Metals. It is expected that AuRico Metals will enter into employment contracts with each of the executive officers of AuRico Metals on or before the Effective Date.

AuRico Metals has not established an annual retainer fee or attendance fee for directors. However, AuRico Metals will establish directors’ fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire AuRico Metals Shares pursuant to the AuRico Metals Long Term Incentive Plan.

INCENTIVE PLANS

AuRico Metals and AuRico, the sole shareholder of AuRico Metals prior to the Effective Date, have approved the AuRico Metals Long Term Incentive Plan and AuRico Metals Employee Share Purchase Plan which are in substantially the same form as the AuRico 2013 LTIP and the AuRico ESPP. The AuRico Metals Incentive Plan Resolution and the Alamos AuRico Metals Incentive Plan Resolution are being put to AuRico Shareholders and Alamos Shareholders, as applicable, for approval provided that the AuRico Arrangement Resolution, Alamos Continuance Resolution and Alamos Arrangement Resolution are approved. The AuRico Metals Long Term Incentive Plan and AuRico Metals Employees Share Purchase Plan will not become effective unless both the AuRico Metals Incentive Plan Resolution and the Alamos AuRico Metals Incentive Plan Resolution are approved and become effective, as described below.

AuRico Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. The full text of the AuRico Metals Incentive Plan Resolution is set out in Appendix Q to this Circular. In order for the AuRico Metals Incentive Plan Resolution to become effective (i) the AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the AuRico Shareholders, voting together as a single class, who vote in person or by proxy at the AuRico Meeting and (ii) the Arrangement must become effective.

Alamos Shareholder approval is required by the TSX in connection with the AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan. The full text of the Alamos AuRico Metals Incentive Plan Resolution is set out in Appendix R to this Circular. In order for the Alamos AuRico Metals Incentive Plan Resolution to become effective (i) the Alamos AuRico Metals Incentive Plan Resolution must be approved by the affirmative vote of at least a simple majority of votes cast by the Alamos Shareholders, voting together as a single class, who vote in person or by proxy at the Alamos Meeting and (ii) the Arrangement must become effective.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution or the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution

A summary of each incentive plan is set out below.

AuRico Metals Long Term Incentive Plan

The following table summarizes the key provisions of the AuRico Metals Long Term Incentive Plan. This summary is qualified in its entirety by reference to the full text of the AuRico Metals Long Term Incentive Plan attached as Appendix I to this Circular.

Eligible Participants

For all awards other than stock options, any director, officer, employee or consultant of AuRico Metals or any subsidiary of AuRico Metals who is eligible to receive awards under the AuRico Metals Long Term Incentive Plan. For stock options, any director who is also an officer of AuRico Metals, officer, employee or consultant of AuRico Metals or any subsidiary of AuRico Metals who is eligible to receive awards under the AuRico Metals Long Term Incentive Plan. For certainty, AuRico Metals intends following the Effective Date to eliminate the practice of granting stock options to non-executive directors (other than the Inducement Options).

Types of Awards	Stock options, Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”).
Number of Securities Issued and Issuable

The aggregate number of AuRico Metals Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under this AuRico Metals Long Term Incentive Plan, together with all other established security-based compensation arrangements of the AuRico Metals, shall not exceed 10% of the issued and outstanding AuRico Metals Shares at the time of granting the award (on a non-diluted basis).The AuRico Metals Long Term Incentive Plan is an “evergreen” plan. Accordingly, if AuRico Metals issues additional AuRico Metals Shares in the future the number of AuRico Metals Shares issuable under the Long Term Incentive Plan will be increased accordingly.

AuRico Metals Long Term Incentive Plan Limits	When combined with all of AuRico Metals’ other security-based compensation arrangements, the AuRico Metals Long Term Incentive Plan shall not result in:

	•	a number of AuRico Metals Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding AuRico Metals Shares,

	•	a number of AuRico Metals Shares issuable to insiders at any time exceeding 10% of the issued and outstanding AuRico Metals Shares, and

•

a number of Shares (i) issuable to all non-executive directors of AuRico Metals exceeding 1% of the issued and outstanding Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of C$100,000 per such non-executive director.

Definition of Market Price	“Market Price” is deemed to be the volume-weighted average trading price of the AuRico Metals Shares for the five trading days immediately preceding the grant date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures

The AuRico Metals Board may at any time or from time to time, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the AuRico Metals Long Term Incentive Plan and may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any award previously granted to a participant without the consent of the participant. By way of example, amendments that do not require AuRico Metals shareholder approval and that are within the authority of the AuRico Metals Board include but are not limited to:

	•	amendments of a “housekeeping nature”;

•

any amendment for the purpose of curing any ambiguity, error or omission in the AuRico Metals Long Term Incentive Plan or to correct or supplement any provision of the AuRico Metals Long Term Incentive Plan that is inconsistent with any other provision of the AuRico Metals Long Term Incentive Plan;

	•	an amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the AuRico Metals Shares are listed;

	•	amendments respecting administration and eligibility for participation under the AuRico Metals Long Term Incentive Plan;

•

changes to the terms and conditions on which awards may be or have been granted pursuant to the AuRico Metals Long Term Incentive Plan, including changes to the vesting provisions and terms of any awards;

	•	any amendment which alters, extends or accelerates the terms of vesting applicable to any Award; and

	•	changes to the termination provisions of an award or the AuRico Metals Long Term Incentive Plan which do not entail an extension beyond the original fixed term.

Notwithstanding the foregoing, shareholder approval shall be required for the following amendments:

	•	reducing the exercise price of stock options, or canceling and reissuing any stock options so as to in effect reduce the exercise price;

	•	extending (i) the term of a stock option beyond its original expiry date, or (ii) the date on which a performance share unit, restricted share unit or deferred share unit will be forfeited or terminated in accordance with its terms, other than in circumstances involving a blackout period;

	•	increasing the fixed maximum number of AuRico Metals Shares reserved for issuance under the AuRico Metals Long Term Incentive Plan;

	•	revising insider participation limits or the non-executive director limits;

	•	revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;

	•	amending the definition of “Eligible Person” that may permit the reintroduction of non-executive directors on a discretionary basis; and

	•	revising the amending provisions.
Financial Assistance	AuRico Metals will not provide financial assistance to participants under the AuRico Metals Long Term Incentive Plan.
Other

In the event of a change in control, the AuRico Metals Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding stock options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to completion of the change in control, and has the discretion to accelerate vesting. The AuRico Metals Long Term Incentive Plan further provides that if the expiry date or vesting date of stock options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price

The number of AuRico Metals Shares subject to each stock option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the AuRico Metals Board. The exercise price shall in no event be lower than the Market Price of the AuRico Metals Shares on the grant date.

Term	Stock options shall be for a fixed term and exercisable as determined by the AuRico Metals Board, provided that no stock option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each stock option shall vest as to one third on each of the first through third anniversaries of the grant date.
Exercise of Option

The participant may exercise stock options by payment of (i) the exercise price per share subject to each option; (ii) if permitted by the Board, by a “cashless exercise” arrangement pursuant to which AuRico Metals will issue that number of AuRico Metals Shares equal to the Market Price less the option price multiplied by the number of Options exercised as the numerator, divided by the Market Price, as the denominator; or (iii) any combination of (i) and (ii) above.

Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Vesting	Expiry of Vested Options
	Death	Unvested stock options automatically vest as of the date of death	Stock options expire on the earlier of the scheduled expiry date of the option and one year following the date of death
	Disability	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option

	Retirement	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option
	Resignation	Unvested stock options as of the date of resignation automatically terminate and shall be forfeited	Stock options expire on the earlier of the scheduled expiry date of the option and three months following the date of resignation
	Termination without Cause / Constructive Dismissal (No Change in Control)	Unvested stock options granted from and after the effective date of the AuRico Metals Long Term Incentive Plan continue to vest in accordance with the terms of the option	Stock options expire on the earlier of scheduled expiry date of the option and one year following the termination date
	Change in Control	Stock options do not vest and become immediately exercisable upon a change in control, unless:	Stock options expire on the scheduled expiry date of the option
• the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or
• if the stock option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.
	Termination with Cause	Stock options, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited	Stock options, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited
B. Performance Share Units
PSU Terms	A PSU is a notional security but, unlike other equity based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to PSUs under the AuRico Metals Long Term Incentive Plan (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the AuRico Metals Board at the time of the grant.
Credit to PSU Account	As dividends are declared, additional PSUs may be credited to PSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one AuRico Metals Share on such record date.
Vesting	PSUs do not vest, and cannot be paid out (settled), until the completion of the performance cycle. For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.
Settlement	At the grant date, the AuRico Metals Board shall stipulate whether the PSUs are paid in cash, AuRico Metals Shares, or a combination of both, in an amount equal to the Market Value of the notional AuRico Metals Shares represented by the performance share units in the holders’ account.
C. Restricted Share Units
RSU Terms	An RSU is a notional security that entitles the recipient to receive cash or AuRico Metals Shares at the end of a vesting period. The terms applicable to RSUs under the AuRico Metals Long Term Incentive Plan (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the AuRico Metals Board at the time of the grant.
Credit to RSU Account	As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one AuRico Metals Share on such record date.
Vesting	RSUs vest upon lapse of the applicable restricted period. For employees, vesting generally occurs in three equal instalments on the first three anniversaries of the grant date. For directors, one third of the award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.

Settlement	At the grant date, the AuRico Metals Board shall stipulate whether the RSUs are paid in cash, AuRico Metals Shares, or a combination of both, in an amount equal to the Market Value of the notional AuRico Metals Shares represented by the restricted share units in the holders’ account.
D. Deferred Share Units
DSU Terms	A DSU is a notional security that entitles the recipient to receive cash or AuRico Metals Shares upon resignation from the AuRico Metals Board (in the case of directors) or at the end of employment. The terms applicable to DSUs under the AuRico Metals Long Term Incentive Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the AuRico Metals Board at the time of the grant.
Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant. The deferral feature strengthens alignment with the long term interests of shareholders.
Credit to DSU Account	As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one AuRico Metals Share on such record date.
Vesting	DSUs are fully vested upon grant.
Settlement	DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of AuRico Metals. At the grant date, the AuRico Metals Board shall stipulate whether the DSUs are paid in cash, AuRico Metals Shares, or a combination of both, in an amount equal to the Market Value of the notional AuRico Metals Shares represented by the deferred share units in the holders’ account.
E. PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of Awards
Death

Outstanding awards that were vested on or before the date of death shall be settled as of the date of death. Outstanding awards that were not vested on or before the date of death shall vest and be settled as of the date of death, pro rated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death.
Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of death.

Disability

In the case of RSUs and DSUs, outstanding awards as of date of disability shall vest and be settled in accordance with their terms. In the case of PSUs, outstanding PSUs as of date of disability shall vest and be settled in accordance with their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of disability.

Retirement

Outstanding awards that were vested on or before the date of retirement shall be settled as of the date of retirement. Outstanding awards that would have vested on the next vesting date following the date of retirement shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of retirement.

	Resignation	Outstanding awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the awards shall in all respects terminate.
Termination without Cause / Constructive Dismissal (No Change in Control)

Outstanding awards that were vested on or before the termination date shall be settled as of the termination date. Outstanding awards that would have vested on the next vesting date following the termination date (in the case of PSUs, pro rated to reflect the actual period between the commencement of the performance cycle and the termination date, based on the participant’s performance for the applicable performance period(s) up to the termination date), shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the termination date.

	Change in Control	Awards do not vest and become immediately exercisable upon a change in control, unless:

	•	the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or

	•	if the award is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.
Termination with Cause	Outstanding awards (whether vested or unvested) shall automatically terminate on the termination date and be forfeited.

Employee Share Purchase Plan

The following table summarizes the key provisions of the AuRico Metals Employee Share Purchase Plan. This summary is qualified in its entirety by reference to the full text of the AuRico Metals Employee Share Purchase Plan attached as Appendix I to this Circular.

Eligibility	Officers, directors, employees and consultants of AuRico Metals and its subsidiaries.
Description

The purpose of the AuRico Metals Employee Share Purchase Plan is to advance the long-term interests of AuRico Metals by providing officers, directors, employees and consultants of AuRico Metals and its subsidiaries with the opportunity and incentive to acquire an ownership interest in AuRico Metals, promoting a greater alignment of interests between such persons and shareholders. Participants in the AuRico Metals Employee Share Purchase Plan are entitled to contribute up to 10% of their annual base salary to the AuRico Metals Employee Share Purchase Plan. AuRico Metals will contribute an amount equal to 75% of a participant’s contribution and the combined contributions will then be used to purchase AuRico Metals Shares on a quarterly basis.

Types of Awards	AuRico Metals Shares.
Number of Securities Issued and Issuable

The aggregate number of AuRico Metals Shares to be reserved and set aside for issue from treasury under the AuRico Metals Employee Share Purchase Plan, together with all other established security-based compensation arrangements of AuRico Metals, shall not exceed 10% of the issued and outstanding AuRico Metals Shares at the time the shares are issued (from treasury) (on a non-diluted basis). The AuRico Metals Employee Share Purchase Plan is an “evergreen” plan. Accordingly, if AuRico Metals issues additional AuRico Metals Shares in the future the number of AuRico Metals Shares issuable under the Employee Share Purchase Plan will be increased accordingly.

Plan Limits	When combined with all of AuRico Metals’ other established security-based compensation arrangements, the AuRico Metals Employee Share Purchase Plan shall not result in:

• a number of AuRico Metals Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding AuRico Metals Shares;

• a number of AuRico Metals Shares issuable to insiders at any time exceeding 10% of the issued and outstanding AuRico Metals Shares; or

•

a number of AuRico Metals Shares (i) issuable to all non-executive directors of AuRico Metals exceeding 1% of the issued and outstanding AuRico Metals Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of C$150,000 per such non-executive director.

Method for Determining the Purchase Price for Securities

In the case of shares issued from AuRico Metals’ treasury, the purchase price will be a price per AuRico Metals Share equal to the Market Price in respect of which the shares are issued, as reported by the TSX.
For all other AuRico Metals Shares purchased in the market, the purchase price will be 100% of the average purchase price of the AuRico Metals Shares purchased by AuRico Metals on behalf of the participants through the TSX.

Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of AuRico Metals Employee Share Purchase Plan shares
Death

The participant’s personal representative will have 30 days to elect to withdraw or sell all of the AuRico Metals Employee Share Purchase Plan shares credited to the participant’s account. If such election is not made, the participant’s AuRico Metals Employee Share Purchase Plan shares will be withdrawn.

Disability

The participant will have 30 days to elect to withdraw or sell all of the AuRico Metals Employee Share Purchase Plan shares credited to the participant’s account. If such election is not made, the participant’s AuRico Metals Employee Share Purchase Plan shares will be withdrawn.

Retirement

The participant will have 30 days to elect to withdraw or sell all of the AuRico Metals Employee Share Purchase Plan shares credited to the participant’s account. If such election is not made, the participant’s AuRico Metals Employee Share Purchase Plan shares will be withdrawn.

Resignation

The participant will have 30 days to elect to withdraw or sell all of the AuRico Metals Employee Share Purchase Plan shares credited to the participant’s account. If such election is not made, the participant’s AuRico Metals Employee Share Purchase Plan shares will be withdrawn.

Termination without Cause / Wrongful Dismissal

The participant will have 30 days to elect to withdraw or sell all of the AuRico Metals Employee Share Purchase Plan shares credited to the participant’s account. If such election is not made, the participant’s AuRico Metals Employee Share Purchase Plan shares will be withdrawn.

Termination with Cause

The participant will have 30 days to elect to withdraw or sell all of the AuRico Metals Employee Share Purchase Plan shares credited to the participant’s account. If such election is not made, the participant’s AuRico Metals Employee Share Purchase Plan shares will be withdrawn.

Assignability

No AuRico Metals Shares credited to a participant’s account, nor any rights to receive AuRico Metals Shares under the AuRico Metals Employee Share Purchase Plan, may be assigned, transferred, charged, pledged or otherwise alienated, in any way by the participant other than by will or the laws of descent and distribution.

Amending Procedures

Subject to the requirements for AuRico Metals Shareholder approval in certain circumstances (as set out below), the AuRico Metals Board may amend the AuRico Metals Employee Share Purchase Plan at any time, provided, however, that no such amendment may materially and adversely affect any AuRico Metals Employee Share Purchase Plan shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law (including TSX requirements). Without limiting the generality of the foregoing, the Board may make certain amendments to the AuRico Metals Employee Share Purchase Plan without obtaining the approval of shareholders including, but not limited to:

• Ensuring compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the AuRico Metals Shares are listed for trading;

• Providing additional protection to AuRico Metals Shareholders;

•

Removing conflicts or other inconsistencies which may exist between any terms of the AuRico Metals and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the AuRico Metals Shares are listed for trading;

• Curing or correcting any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

• Facilitating the administration of the AuRico Metals Employee Share Purchase Plan;

•

Amending the definitions of the terms used in the AuRico Metals Employee Share Purchase Plan, the dates on which participants may become eligible to participate in the AuRico Metals Employee Share Purchase Plan, the minimum and maximum permitted payroll deduction rate, the amount of participants’ contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of AuRico Metals Employee Share Purchase Plan shares, the rights to sell or withdraw AuRico Metals Employee Share Purchase Plan shares and cash credited to a participant’s account and the procedures for doing the same, the interest payable on cash credited to a participant’s account, the transferability of AuRico Metals Employee Share Purchase Plan shares, contributions or rights under the AuRico Metals Employee Share Purchase Plan, the adjustments to be made in the event of certain transactions, AuRico Metals Employee Share Purchase Plan expenses, restrictions on corporate action, or use of funds; or

	•	Making any other change that is not expected to materially adversely affect the interests of the shareholders.

Notwithstanding the foregoing, AuRico Metals Shareholder approval shall be required for the following amendments:

	•	Extending the date on which the shares will be forfeited or terminated in accordance with their terms;

	•	Increasing the fixed maximum number or percentage of AuRico Metals Shares reserved for issuance under the AuRico Metals Employee Share Purchase Plan;

	•	Revising the definition of “market price” or the method for determining the “purchase price” of shares that would result in a decrease in the purchase price of shares for the benefit of insiders;

	•	Revising insider participation limits or the non-executive director limits;

	•	Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;

	•	Revising the definition of “eligible person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis;

	•	Revising the definition of “employer’s contribution” that would result in a change to the employer matching contribution amount; and

	•	Revising the amending provisions.
Financial Assistance	For each participant, AuRico Metals will credit an amount equal to 75% of the participant’s contribution every quarter (i.e. the employer’s matching contribution).
Term	Not applicable.
Vesting	AuRico Metals Shares purchased under the AuRico Metals Employee Share Purchase Plan vest immediately with the participant for whom they were purchased at the time of purchase.
Credit to ESPP Account

Rights to receive the payments in cash or AuRico Metals Shares, based on dividends declared on AuRico Metals Employee Share Purchase Plan shares, shall be credited to a participant’s AuRico Metals Employee Share Purchase Plan account in the following forms:

•

Any cash dividends credited to a participant’s AuRico Metals Employee Share Purchase Plan account will be deemed to have been invested in additional AuRico Metals Shares. The number of AuRico Metals Shares shall be determined by dividing (i) the value of the dividend on the record date by (ii) the Market Price of the AuRico Metals Shares on the record date, and such additional shares shall be subject to the same terms and conditions as are applicable in respect of the AuRico Metals Employee Share Purchase Plan shares; and

•

If any dividends are paid in shares or other securities, such shares or other securities will be subject to the same vesting and other restrictions applicable in respect of the AuRico Metals Employee Share Purchase Plan shares.

Administrator	The AuRico Metals Employee Share Purchase Plan is administered by the AuRico Metals Board.

SPONSORSHIP

AuRico Metals has applied to the TSX for an exemption from the sponsorship requirement in connection with its application for listing of the AuRico Metals Shares on the TSX. There is no assurance that the exemption will be granted by the TSX.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of AuRico Metals, or any of their associates, to AuRico Metals, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AuRico Metals.

CORPORATE GOVERNANCE

Following the completion of the Arrangement, it is anticipated that AuRico Metals will adopt the following committees, in compliance with applicable laws and TSX policies:

•	Audit Committee;
•	Human Resources Committee; and
•	Nominating and Corporate Governance Committee.

It is anticipated that the charters of the above committees will be substantially similar to the charters of the committees of AuRico.

RISK FACTORS

An investment in AuRico Metals should be considered highly speculative due to the nature of its activities and the present stage of its development. AuRico Metals was incorporated for the sole purpose of participating in the Arrangement and has not carried on any business other than in connection with the Arrangement and related matters. Following completion of the Arrangement, AuRico Metals will carry on the business currently carried on by AuRico with respect to the Kemess Project. Investors should carefully consider the following risk factors and the risk factors contained in the Circular.

AuRico Metals’ operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

AuRico Metals’ operations involve exploration and development and the development of AuRico Metals’ mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on AuRico Metals’ exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, mineral prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of AuRico Metals.

Mineral prices are volatile.

The mining industry is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist or develop for the sale of same. There can be no assurance that mineral prices will be such that AuRico Metals’ properties can be mined at a profit. Factors beyond the control of AuRico Metals may affect the marketability of any minerals discovered. Mineral prices are subject to volatile price changes due to a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

AuRico Metals Management and Key Personnel.

Recruiting and retaining qualified personnel is critical to AuRico Metals’ success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. AuRico Metals believes that it will be successful in recruiting excellent personnel to meet its corporate objectives but, as AuRico Metals’ business activity grows, it may require additional key financial, administrative and mining personnel. Although AuRico Metals believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. In the event that AuRico Metals is unable to attract additional qualified personnel, its ability to grow its business or develop its existing properties could be materially impaired.

There can be no assurance that the interest held by AuRico Metals in its properties is free from defects.

AuRico has investigated its rights to explore and exploit the Kemess Project and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of AuRico Metals. There can also be no assurance that AuRico Metals’ rights will not be challenged or impugned by third parties.

Non-Assignable Contracts

In connection with the Arrangement, AuRico is required to transfer to AuRico Metals certain contracts, rights and assets. In order to effect such transfer, including the transfer of the Australian Royalties, it may be necessary to obtain consents to such transfer and such transfer may trigger pre-existing rights (such as rights of first refusal, rights of pre-emption and rights of first offer) that counter parties to such contracts may have. In the event that required consents are not obtained or pre-existing rights are exercised, AuRico Metals may not receive the contracts, rights or assets it expects to receive as disclosed in this Circular and may not be compensated for or receive alternative assets in return or as compensation for the loss of such contracts, rights or assets. If the transfer of such contracts, rights or assets is not completed this could have a material and adverse impact on AuRico Metals and its future operations.

Each of Fosterville, Leviathan and Stawell has a right of first refusal and a right of first offer if the Fosterville Royalty, Leviathan Royalty or Stawell Royalty, as applicable, is transferred or assigned to a Person that is not an affiliate of AuRico. Fosterville, Leviathan and Stawell have notified AuRico that they believe the transfer or assignment to AuRico Metals of the Fosterville Royalty, the Leviathan Royalty and the Stawell Royalty, as applicable, trigger such rights of first refusal or rights of first offer. It is the view of AuRico that the transactions contemplated by the Arrangement constitute a transfer to an affiliate of AuRico and accordingly no right of first refusal or right of first offer is applicable. However, should AuRico’s view not prevail and if: (i) Fosterville exercises its right of first refusal or right of first offer to acquire the Fosterville Royalty, then the “Fosterville Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; (ii) Leviathan exercises its right of first refusal or right of first offer to acquire the Leviathan Royalty, then the “Leviathan Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition; or (iii) Stawell exercises its right of first refusal or right of first offer to acquire the Stawell Royalty, then the “Stawell Royalty” comprising the Australian Royalties shall mean the consideration received by AuRico in respect of such acquisition.

AuRico Metals is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect AuRico Metals.

AuRico Metals’ operations will be subject to environmental regulations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, will not adversely affect AuRico Metals’ operations. Environmental hazards may exist on the properties in which AuRico Metals will hold interests which are presently unknown and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits may be required in connection with AuRico Metals’ operations. To the extent such approvals are required and not obtained, AuRico Metals may be delayed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may require corrective measures be implemented, additional equipment be installed, or other remedial actions be undertaken, any of which could result in material capital expenditures. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on AuRico Metals and require increased capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Pre-existing environmental liabilities.

Pre-existing environmental liabilities may exist on the properties in which AuRico Metals will hold an interest or on properties that may be subsequently acquired by AuRico Metals which are unknown and which have been caused by previous or existing owners or operators of the properties. In such event, AuRico Metals may be required to remediate these properties and the costs of remediation could be substantial. Further, in such circumstances, AuRico Metals may not be able to claim indemnification or contribution from other parties. In the event AuRico Metals was required to undertake and fund significant remediation work, such event could have a material adverse effect upon AuRico Metals and the value of its securities.

Calculation of reserves, resources and metal recoveries is only an estimate, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined.

There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on mineral prices. Any material change in the quantity of reserves, resources, grade or stripping ratio may affect the economic viability of AuRico Metals’ properties. In addition, there can be no assurance that mineral recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Operating hazards and risks could affect AuRico Metals’ financial condition.

Mineral exploration, development and production are subject to many conditions that are beyond the control of AuRico Metals. These conditions include, but are not limited to, natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards and industrial accidents. The occurrence of any of these events could result in delays, work-stoppages, damage to or destruction of property, loss of life, monetary losses and legal liability, any of which could have a material adverse effect upon AuRico Metals or the value of its securities.

While it is anticipated that AuRico Metals will maintain insurance against risks which are typical in the mining industry, insurance against certain risks to which AuRico Metals may be exposed may not be available on commercially reasonable terms, or at all. Further, in certain circumstances, AuRico Metals might elect not to insure itself against such liabilities due to high premium costs or for other reasons. Should AuRico Metals suffer a material loss or become subject to a material liability for which it was not insured, such loss or liability could have a material adverse effect upon AuRico Metals and the value of its securities.

Competition for new mining properties by larger, more established companies may prevent AuRico Metals from acquiring interests in additional properties or mining operations.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources than AuRico Metals, AuRico Metals may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that AuRico Metals will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Certain directors of AuRico Metals may become directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors or officers will encounter conflicts of interest with AuRico Metals.

Certain of the directors of AuRico Metals may become directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which AuRico Metals may participate, the directors or officers of AuRico Metals may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with AuRico Metals for the acquisition of mineral property rights. These interlocking directorships and executive positions may make it more difficult for AuRico Metals to negotiate participation in additional ventures on satisfactory terms or may make such participation relatively more expensive.

REGULATORY ACTIONS

There have been no: (i) penalties or sanctions imposed against AuRico Metals by a court relating to securities legislation or by a securities regulatory authority; (ii) other penalties or sanctions imposed by a court or regulatory body against AuRico Metals; and (iii) settlement agreements AuRico Metals entered into with a court relating to securities legislation or with a securities regulatory authority.

LEGAL PROCEEDINGS

There are no material legal proceedings to which AuRico Metals is a party or in respect of which any of the assets of AuRico Metals are subject, which are or will be material to AuRico Metals, and AuRico Metals is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Circular or this Appendix H, none of the directors or executive officers of AuRico Metals or any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of AuRico Metals’ outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any arrangement that has materially affected or will materially affect AuRico Metals.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of AuRico Metals are KPMG LLP, Chartered Professional Accountants, Toronto, Ontario. KPMG LLP report they are independent of AuRico Metals within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Transfer Agent and Registrar

Computershare, at its principal offices in Toronto, Ontario, will be the registrar and transfer agent for the AuRico Metals Shares.

MATERIAL CONTRACTS

The only contracts entered into by AuRico Metals, that materially affect AuRico Metals or to which it will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the AuRico Metals Shares, other than contracts entered into in the ordinary course of business, are as follows:

(a)	the agreement with respect to the Y-D Royalty;

(b)	the agreement with respect to the Fosterville Royalty, as assigned;

(c)	the agreement with respect to the Stawell Royalty, as assigned; and

(d)	the AuRico Metals Contribution Agreement.

Following the Effective Date, copies of these agreements will be available through the internet on the SEDAR website at www.sedar.com

INTERESTS OF EXPERTS

As AuRico Metals is not yet a reporting issuer, there is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by AuRico Metals.

Schedule “A”

Audited Financial Statements of AuRico Metals as at May 7, 2015

AuRico Metals Inc.
Audited Financial Statements

At May 7, 2015

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of AuRico Metals Inc.

We have audited the accompanying financial statements of AuRico Metals Inc., which comprise the balance sheet as at the date of incorporation, May 7, 2015, and the statement of changes in equity for the date of incorporation, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of AuRico Metals Inc. as at May 7, 2015 in accordance with International Financial Reporting Standards.

Chartered Professional Accountants, Licensed Public Accountants

May 22, 2015
Toronto, Canada

AURICO METALS INC.
BALANCE SHEET
(in United States dollars)

As at the date of incorporation	May 7, 2015
ASSETS
Cash	$1
Current assets	1
Total assets	$1

SHAREHOLDER'S EQUITY
Share capital	1
Total equity	$1

See accompanying notes to the audited financial statements	1

AURICO METALS INC.
STATEMENT OF CHANGES IN EQUITY
(in United States dollars)

		May 7, 2015

	Number of
	Common Shares	Amount
Issuance of common share on incorporation	1	$1
Balance, end of period	1	$1

See accompanying notes to the audited financial statements	2

AURICO METALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(in United States dollars unless otherwise stated)

1.	Corporate Information

On April 12, 2015, AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”) entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which AuRico will acquire all of the outstanding securities of Alamos and thereafter the companies will be combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a new intermediate gold producer (“Amalco”).

In accordance with the Arrangement, AuRico Metals Inc. (“AuRico Metals” or the “Company”) was created to hold:

(i)	the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project;

(ii)	certain AuRico trade-marks;

(iii)	cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project;

(iv)	cash in an amount equal to $20 million less the Converted Committed Amount (as defined below);

(v)	cash in an amount equal to the Converted Committed Amount (which amount must be spent by AuRico Metals Inc. as agent and on behalf of Amalco on Canadian exploration expenses);

(vi)	certain royalties, including a 1.5% net smelter return royalty on AuRico’s Young-Davidson mine, and AuRico’s Fosterville, Leviathan and Stawell net smelter return royalties; and

(vii)	the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree.

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount is due and payable to AuRico Metals on the effective date of the Arrangement and must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

If Amalco does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-In Committed Amount). If Amalco does receive the earn-in interest, Amalco and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Amalco earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Amalco’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Amalco will retain 4.9% of the AuRico Metals common shares and the remaining 95.1% of the AuRico Metals shares will be distributed by Amalco to holders of Class A common shares pro rata to their holdings of Class A common shares.

The Arrangement is subject to government and regulatory approvals, approval by the Toronto Stock Exchange and New York Stock Exchange and approval by AuRico and Alamos shareholders, and Alamos must be continued under the Business Corporations Act (Ontario). In addition, the Court must grant final order approving the Arrangement, all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party, and the articles of arrangement in the form prescribed by the Business Corporations Act (Ontario) must be filed with the Director appointed pursuant to Section 278 of the Business Corporations Act (Ontario).

AuRico Metals was incorporated under the Business Corporations Act (Ontario) on May 7, 2015. The Company is currently a wholly owned subsidiary of AuRico Gold Inc. The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

2.	Basis of preparation and statement of compliance

These financial statements of AuRico Metals Inc. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were authorized for issue by the Board of Directors on May 22, 2015. The financial statements are presented in United States dollars, which is the Company’s functional currency. As there were no operations on the date of incorporation, a statement of comprehensive income and a statement of cash flows have not been provided.

3

AURICO METALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(in United States dollars unless otherwise stated)

3.	Summary of significant accounting policies

(a)	Cash

Cash is comprised of cash on hand.

(b)	Share capital

Share capital is measured at the fair value of common shares issued.

(c)	Share-based compensation

The Company has adopted a Long Term Incentive Plan and an Employee Share Purchase Plan which provide that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company, shares, stock options, Performance Share Units, Restricted Share Units and Deferred Share Units. No instruments have yet been issued under each of these plans.

4.	Share capital

The authorized share capital consists of an unlimited number of common shares.

4

Schedule “B”

Unaudited Pro Forma Consolidated Financial Statements of AuRico Metals

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in thousands of United States dollars, unless otherwise noted)

1

AuRico Metals Inc.
Unaudited Pro Forma Balance Sheet
As at March 31, 2015

(in thousands of United States dollars)
				Pro forma
	AuRico Metals			adjustments
	Inc.	Kemess Project		(Note 4)	Pro forma

ASSETS
Cash and cash equivalents	$1	$208	(i)	$20,000	$20,208
Receivables		954		-	954
Current income taxes receivable		1,550	(ii)	(1,550)	-
Supplies inventory		5,293		-	5,293
Prepaids and deposits		40		-	40
	1	8,045		18,450	26,495

Restricted cash		14,642		-	14,642
Property, plant and equipment and mining interests		107,289		-	107,289
Intangible assets		8,897	(iii)	37,309	46,206
	$1	$138,873		$55,759	$194,632

LIABILITIES
Trade payables and accrued liabilities	$-	$1,433		$-	$1,433
Current income tax liability		187		-	187
Current portion of long-term provisions		388		-	388
Obligation to incur exploration expenditures		-	(i)	7,491	7,491
	-	2,008		7,491	9,499

Reclamation provision		13,908		-	13,908
Deferred income tax liability		14,141	(iv)	17,171	31,312
	-	30,057		25,662	54,719

SHAREHOLDER’S EQUITY
Shareholder’s equity	1	108,816	(i)	20,000	139,913
			(i)	(7,491)
			(iii)	37,309
			(iv)	(17,171)
			(ii)	(1,550)

	$1	$138,873		$55,759	$194,632

See accompanying notes

2

AuRico Metals Inc.
Unaudited Pro Forma Statement of Operations
For the Three Months ended March 31, 2015

(in thousands of United States dollars)

			Pro forma
			adjustments
	Kemess Project		(Note 4)	Pro forma

Operating expenses:
Reclamation recovery	($1,329)		$-	($1,329)
Care and maintenance costs	1,361		-	1,361
General and administrative expense	269		-	269

Total operating expenses	301		-	301

Finance costs	(47)		-	(47)
Foreign exchange loss	(1,229)		-	(1,229)
Other income	5,754	(iii)	678	5,754
		(iii)	(678)

Earnings before income taxes	4,177		-	4,177

Current income tax expense	(187)		-	(187)
Deferred income tax expense	(4,223)		-	(4,223)

Net loss	$233		$-	$233

Loss per common share – basic				$0.00

Weighted average common shares outstanding – basic (thousands)				118,120

See accompanying notes

3

AuRico Metals Inc.
Unaudited Pro Forma Statement of Operations
For the Year ended December 31, 2014

(in thousands of United States dollars)
			Pro forma
			adjustments
	Kemess Project		(Note 4)	Pro forma
Operating expenses:
Reclamation recovery	$(993)		$-	$(993)
Care and maintenance costs	5,965		-	5,965
General and administrative expense	1,428		-	1,428
Total operating expenses	6,400		-	6,400
Finance costs	(365)		-	(365)
Foreign exchange loss	(2,288)		-	(2,288)
Other loss	(10,830)	(iii)	3,074	(10,830)
		(iii)	(3,074)
Loss before income taxes	19,883		-	19,883
Deferred income tax recovery	(451)	(iv)	-	(451)
Net loss	$19,432		-	$19,432
Loss per common share – basic				$(0.16)
Weighted average common shares outstanding – basic (thousands)				118,120

See accompanying notes

4

AuRico Metals Inc.
Notes to the Unaudited Pro Forma Financial Statements
March 31, 2015
(In thousands of United States dollars, unless otherwise noted)

1.	Description of the transaction

The unaudited pro forma financial statements have been prepared for the purpose of inclusion in an information circular dated May 22, 2015 in connection with the definitive agreement (the “Arrangement Agreement”) announced on April 13, 2015 pursuant to which the AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”) will be combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a new intermediate gold producer which will be named Alamos Gold Inc. (“Amalco”).

Under the Arrangement, and subject to adjustment as contemplated by the Arrangement Agreement, each share of Alamos will ultimately be exchanged for one Amalco Class A common share (equivalent to 1.9818 existing AuRico shares) and $0.0001 in cash and each share of AuRico will ultimately be exchanged for 0.5046 Class A common shares of Amalco. Also under the Arrangement, all Alamos options, warrants, stock appreciation rights, restricted share units and deferred share units, and all AuRico options, performance share units, restricted share units and deferred share units, will be exchanged for equivalent Amalco awards and will be subject to such adjustment contemplated by the Arrangement.

In addition, in accordance with the Arrangement, AuRico Metals Inc. (“AuRico Metals”), AuRico and Alamos will enter into a contribution agreement prior to the completion of the Arrangement (the “AuRico Metals Contribution Agreement”), whereby AuRico Metals will hold AuRico’s Kemess Project, a new 1.5% net smelter return royalty on AuRico’s Young-Davidson mine (the “Y-D Royalty”), AuRico’s Fosterville, Leviathan and Stawell net smelter return royalties, cash in an amount equal to $20 million less the Converted Committed Amount (as defined below), and cash in an amount equal to the Earn-In Committed Amount (which amount must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses).

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount is due and payable to AuRico Metals on the effective date of the Arrangement and must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

If Amalco does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-in Committed Amount). If Amalco does receive the earn-in interest, Amalco and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Amalco earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Amalco’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Upon completion of the Arrangement, Amalco will own 4.9% of AuRico Metals, and the remaining 95.1% of AuRico Metals shares will be distributed by Amalco to holders of the Class A common shares pro rata to their holdings of Class A common shares.

5

AuRico Metals was incorporated under the Business Corporations Act (Ontario) on May 7, 2015. AuRico Metals is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

AuRico Metals is currently a wholly owned subsidiary of AuRico. AuRico Metals had no operations during the periods presented within these pro forma financial statements, and therefore the results of its operations are not presented within the unaudited pro forma statements of operations.

2.	Basis of presentation

These pro forma financial statements have been prepared by management of AuRico based on financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International accounting Standards Board (“IASB”) to give effect to acquisition of assets and assumption of liabilities by AuRico Metals described in Note 1 (“the transaction”).

The unaudited pro forma statement of operations for the year ended December 31, 2014 and the unaudited pro-forma statement of operations for the three months ended March 31, 2015 have been prepared based on the unaudited Carve-Out Statement of Operations and Comprehensive Loss of the Kemess Project for the respective periods, and gives effect to the assumptions and adjustments described in Note 4 as if the transaction had occurred on January 1, 2014.

The unaudited pro forma balance sheet as at March 31, 2015 combines the historical balance sheet of AuRico Metals Inc. and the unaudited Carve-Out Balance Sheet of the Kemess Project as at March 31, 2015, and gives effect to assumptions and adjustments described in Note 4 as if the transaction had occurred on March 31, 2015.

The historical financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the results.

In the opinion of AuRico’s management, all adjustments considered necessary for a fair presentation have been included. The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what AuRico Metals’ financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed financial information does not purport to project the future financial position or operating results of the company.

3.	Accounting policies

The pro forma financial statements have been prepared using accounting policies consistent with the policies used in preparing the Kemess Project’s carve-out financial statements as at and for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB.

4.	Pro forma adjustments

Adjustments included in the “Pro forma adjustments” column represent the following:

(i)

This pro forma adjustment reflects the capitalization of AuRico Metals with $20,000 in cash from Amalco, as per the Arrangement. Of this amount, $7,491 ($9,500 CAD) represents the Converted Committed Amount (Earn-In Committed Amount). The Earn-In Committed Amount, which will be converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, has been reflected as an obligation in the pro forma balance sheet of AuRico Metals, representing AuRico Metals’ commitment to incur qualifying exploration expenditures with these funds as agent and on behalf of Amalco.

6

(ii)	This pro forma adjustment eliminates the tax receivables reflected in the Kemess Project carve-out financial statements as all tax receivables will remain with Amalco as per the Plan of Arrangement.

(iii)

This pro forma adjustment reflects the recognition of an intangible asset related to the transfer of a 1.5% net smelter return (“NSR”) royalty on Amalco’s Young Davidson mine as per the Arrangement, at the book value of $37,309. It also reflects the related increase in income from the NSR royalty of $678 and $3,074 for the three months ended March 31, 2015 and year ended December 31, 2014, respectively, and amortization expense of $678 and $3,074 for the three months ended March 31, 2015 and year ended December 31, 2014, respectively.

(iv)

This pro forma adjustment reflects the impact of changes to the tax bases and non-capital loss carryforwards reflected in the deferred tax liability as at March 31, 2015 in the Kemess Project carve-out financial statements. Non-capital loss carryforwards previously reflected in the deferred tax liability in the Kemess Project carve-out financial statements will remain with Amalco as per the Plan of Arrangement.

(v)

This pro forma statement was prepared on the basis that no rights of first offer or first refusal be applicable to the Fosterville, Stawell and Leviathan Royalties. To the extent rights of first refusal or rights of first offer are applicable and are exercised, AuRico Metals will receive from AuRico the amount paid by Fosterville, Stawell and Leviathan, as applicable, to AuRico in connection with the exercise by them of such rights.

7

Schedule “C”

Carve Out Financial Statements of Kemess Project and Royalties for the years ended December 31, 2014, 2013 and 2012

KEMESS PROJECT AND ROYALTIES
Audited Carve-Out Financial Statements
(in thousands of United States Dollars, unless otherwise stated)

As at December 31, 2014, December 31, 2013,
December 31, 2012, and January 1, 2012
and for the three years ended December 31, 2014

KPMG LLP	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street Suite 4600	Internet www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT

To the Directors of AuRico Gold Inc.

We have audited the accompanying carve-out financial statements of Kemess Project and Royalties, which comprise the carve-out balance sheets as at December 31, 2014, December 31, 2013, December 31, 2012 and January 1, 2012, the carve-out statements of operations and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Carve-out Financial Statements

Management of AuRico Gold Inc. is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these carve-out financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the carve-out financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the carve-out financial statements present fairly, in all material respects, the carve-out financial position of Kemess Project and Royalties as at December 31, 2014, December 31, 2013, December 31, 2012 and January 1, 2012, and its carve-out financial performance and its carve-out cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 to the carve-out financial statements which describes the basis of preparation used in these carve-out financial statements. The carve-out financial statements are prepared for inclusion in the joint management information circular dated May 22, 2015 related to the proposed transaction between AuRico Gold Inc. and Alamos Gold Inc.

Chartered Professional Accountants, Licensed Public Accountants

May 22, 2015
Toronto, Canada

KEMESS PROJECT AND ROYALTIES
CARVE-OUT BALANCE SHEETS
(in thousands of United States dollars)

	December 31	December 31	December 31	January 1
As at	2014	2013	2012	2012

ASSETS
Current assets
Cash and cash equivalents	$1,800	$653	$206	$940
Receivables (Note 5)	259	322	888	1,625
Current taxes receivable	1,129	17,249	17,930	15,654
Supplies inventory	5,334	5,371	5,629	6,220
Prepaids and deposits	88	72	218	162
	8,610	23,667	24,871	24,601
Non-current assets
Restricted cash (Note 6)	16,007	17,695	18,765	18,358
Property, plant and equipment & mining interests (Note 7)	106,069	98,371	92,215	92,222
Intangible assets (Note 8)	20,716	34,004	34,004	-
	$151,402	$173,737	$169,855	$135,181
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$843	$2,240	$1,063	$918
Current portion of reclamation provision (Note 9)	425	584	1,276	3,000
	1,268	2,824	2,339	3,918
Non-current liabilities
Reclamation provision (Note 9)	15,160	16,033	18,093	18,790
Deferred income tax liability (Note 10)	10,229	10,680	11,154	14,969
	26,657	29,537	31,586	37,677
OWNER'S EQUITY
Owner’s net investment	124,745	144,200	138,269	97,504
	$151,402	$173,737	$169,855	$135,181

Events after the reporting period (Note 16)

See accompanying notes to the carve-out financial statements	1

KEMESS PROJECT AND ROYALTIES
CARVE-OUT STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands of United States dollars)

For the years ended December 31	2014	2013	2012

Operating expenses:
Reclamation (recovery) / expense (Note 9)	$(993)	$(2,133)	$6,792
Care and maintenance costs	5,965	6,604	7,446
General and administrative expense	1,428	1,444	939
Total operating expenses	6,400	5,915	15,177
Finance costs	(365)	(236)	(240)
Foreign exchange (loss) / gain	(2,288)	(2,298)	1,106
Other (loss) / income (Note 11)	(10,830)	660	581
Loss before income taxes	19,883	7,789	13,730
Deferred income tax recovery (Note 10)	(451)	(474)	(3,646)
Net loss and comprehensive loss	$19,432	$7,315	$10,084

See accompanying notes to the carve-out financial statements	2

KEMESS PROJECT AND ROYALTIES
CARVE-OUT STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)

For the years ended December 31	2014	2013	2012

OPERATING ACTIVITIES
Net loss	$(19,432)	$(7,315)	$(10,084)
Payments to settle provisions	(487)	(846)	(9,311)
Non-cash adjustments to reconcile net loss to operating cash flows (Note 12)	12,444	200	2,441
Change in non-cash operating working capital (Note 12)	15,540	258	(610)
Operating cash flows	8,065	(7,703)	(17,564)
INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests & intangible assets	(9,911)	(5,493)	(3,594)
Proceeds from retained interest royalty (Note 8)	2,463	-	-
Decrease / (increase) in restricted cash	235	(141)	-
Proceeds on sale of property, plant and equipment	500	561	-
Investing cash flows	(6,713)	(5,073)	(3,594)
FINANCING ACTIVITIES
Transfers (to) / from owner, net	(27)	13,249	20,446
Financing cash flows	(27)	13,249	20,446
Impact of foreign exchange on cash	(178)	(26)	(22)
Net increase / (decrease) in cash	1,147	447	(734)
Cash and cash equivalents, beginning of period	653	206	940
Cash and cash equivalents, end of period	$1,800	$653	$206

See accompanying notes to the carve-out financial statements	3

KEMESS PROJECT AND ROYALTIES
CARVE-OUT STATEMENTS OF CHANGES IN EQUITY
(in thousands of United States dollars)

Owner’s Net
For the years ended	Investment

Balance, January 1, 2012	$97,504
Transfers from owner, net (Note 8)	50,849
Net loss and comprehensive loss	(10,084)
Balance, December 31, 2012	138,269
Transfers from owner, net	13,246
Net loss and comprehensive loss	(7,315)

Balance, December 31, 2013	144,200
Transfers to owner, net	(23)
Net loss and comprehensive loss	(19,432)

Balance, December 31, 2014	$124,745

See accompanying notes to the carve-out financial statements	4

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

1.	Basis of presentation

On April 12, 2015, AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”) entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which AuRico will acquire all of the outstanding securities of Alamos and thereafter the companies will be combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a new intermediate gold producer (“Amalco”).

In accordance with the Arrangement, a new company (“AuRico Metals Inc.”) will be created to hold the following:

(i)	the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project;

(ii)	certain AuRico trade-marks;

(iii)	cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project;

(iv)	cash in an amount equal to $20 million less the Converted Committed Amount;

(v)	cash in an amount equal to the Converted Committed Amount (which amount must be spent by AuRico Metals Inc. as agent and on behalf of Alamco on Canadian exploration expenses);

(vi)	certain royalties, including a 1.5% net smelter return royalty on AuRico’s Young-Davidson mine, and AuRico’s Fosterville, Leviathan and Stawell net smelter return royalties; and

(vii)	the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree.

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount is due and payable to AuRico Metals on the effective date of the Arrangement and must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

If Amalco does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-In Committed Amount). If Amalco does receive the earn-in interest, Amalco and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Amalco earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Amalco’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Amalco will retain 4.9% of the AuRico Metals common shares and the remaining 95.1% of the AuRico Metals shares will be distributed by Amalco to holders of Class A common shares pro rata to their holdings of Class A common shares.

The Arrangement is subject to government and regulatory approvals, approval by the Toronto Stock Exchange and New York Stock Exchange and approval by AuRico and Alamos shareholders, and Alamos must be continued under the Business Corporations Act (Ontario). In addition, the Court must grant final order approving the Arrangement, all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party, and the articles of arrangement in the form prescribed by the Business Corporations Act (Ontario) must be filed with the Director appointed pursuant to Section 278 of the Business Corporations Act (Ontario).

These carve-out financial statements have been prepared for the specific purpose of inclusion in the joint management information circular dated May 22, 2015 (the “Management Information Circular”). They reflect the financial position, statement of operations and comprehensive loss, equity and cash flows related to the Kemess Project, the Fosterville, Leviathan and Stawell net smelter royalties, and other assets which are intended to be transferred to AuRico Metals from AuRico under the Arrangement (together, the “Kemess Project and Royalties” or the “Kemess Project”). As AuRico has not historically prepared financial statements for the Kemess Project and the Kemess Project is not a legal entity, the carve-out financial statements have been prepared from the financial records of AuRico on a carve-out basis. The Carve-out Balance Sheets include all assets and liabilities directly attributable to the Kemess Project. The Carve-out Statement of Operations and Comprehensive Loss for each of the years ended December 31, 2014, 2013 and 2012 reflect all expenses and other income directly attributable to the Kemess Project and an allocation of AuRico’s general and administrative expenses incurred in each of those years, as these expenditures were shared by the Kemess Project and AuRico. In some instances, certain expenses were not allocated as they would have related directly to AuRico. The allocation of general and administrative expenses was completed using time surveys provided by AuRico personnel who share their time between the Kemess Project and other AuRico operations. The Kemess Project opening equity at January 1, 2012 has been calculated by applying the same allocation principles outlined above to the cumulative transactions related to the transferred mineral properties from the date of acquisition of the properties by AuRico.

The carve-out financial statements of the Kemess Project have been prepared applying principles in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Kemess Project’s first carve-out financial statements prepared in accordance with IFRS and the Kemess Project adopted IFRS in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. An explanation or reconciliation of how the transition to IFRS has affected the Kemess Project’s carve-out financial position, performance and cash flows has not been presented as the Kemess Project has not presented carve-out financial statements in previous periods. The date of transition to IFRS was January 1, 2012.

These carve-out financial statements have been prepared based upon the historical cost amounts recorded by AuRico, with the exception of certain financial instruments measured at fair value. These carve-out financial statements may not be indicative of the Kemess Project financial performance and do not necessarily reflect what its financial position, results of operations, and cash flows would have been had the Kemess Project operated as an independent entity during the years presented.

5

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The carve-out financial statements were authorized for issue by the AuRico Board of Directors on May 22, 2015.

2.	Nature of operations

The Kemess Project’s principal activity is the acquisition, exploration and development of exploration and evaluation interests and managing a portfolio of royalties on other mineral properties. To date, the Kemess Project has not generated any revenues from operations and is considered to be in the exploration stage. The registered office of AuRico, and therefore the Kemess Project, is 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The Kemess Project is in the process of exploring and evaluating the Kemess property in British Columbia, Canada. The recoverability of amounts spent for the acquisition, exploration and development of the mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Kemess Project to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from disposition of the properties. The operations of the Kemess Project will require various licences and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Kemess Project will be able to comply with such conditions and obtain or retain all necessary licences and permits that may be required to carry out exploration, development, and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

3.	Summary of significant accounting policies

(a)	Relationship with AuRico

AuRico’s net investment in the Kemess Project is shown as owner’s net investment in the carve-out financial statements, as the Kemess Project is not a separate legal entity. Changes in owner’s net investment include net earnings and net transfers to and from AuRico.

(b)	Foreign currency

Functional and presentation currency
These financial statements are expressed in United States dollars (“US dollars”), which is the functional currency of the Kemess Project and the presentation currency of the carve-out financial statements.

Translation of transactions and balances into the functional currency
Transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

Exchange differences are recognized in net loss in the period in which they arise. Exchange differences on deferred foreign tax assets and liabilities are presented as deferred tax expense / (recovery) on the Carve-Out Statements of Operations. Unrealized gains and losses due to the translation of reclamation provisions are recognized in reclamation costs in the Carve-Out Statement of Operations. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalents held in foreign currencies are shown separately on the Carve-Out Statements of Cash Flows.

(c)	Other income

Other income is recognized when it is probable that the economic benefits will flow to the Kemess Project and the amount can be measured reliably. Other income is recognized on an accrual basis.

(d)	Cash and cash equivalents

The Kemess Project considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(e)	Inventories

Supplies inventory
Supplies inventory consists of mining supplies and consumables used in the operation of the Kemess Project, and is valued at the lower of average cost and net realizable value.

(f)	Long-lived assets

Property, plant and equipment
Property, plant and equipment is recorded at cost, less accumulated amortization and impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to its location and present condition and, the initial estimate of any reclamation obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Kemess Project, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in net loss as incurred.

Substantially all property, plant and equipment of the Kemess Project is currently not in use and is therefore not being depreciated.

6

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Exploration and evaluation assets
Expenditures incurred prior to the Kemess Project obtaining the right to explore are expensed in the period in which they are incurred.

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, and costs of pre-feasibility studies. Subsequent to obtaining the legal right to explore, these costs are capitalized pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed in the period in which that determination is made.

Exploration and evaluation assets are not depleted. These amounts are reclassified from exploration and evaluation assets to mining interests once the work completed to date supports the future development of the property and management intends to develop the property. Prior to being reclassified to mining interests, exploration and evaluation assets are assessed for impairment.

Derecognition
Upon disposal or abandonment of a long-lived asset, the carrying amount of the asset is derecognized, with any associated gains or losses recognized within the other (loss) / income on the Carve-Out Statements of Operations.

(g)	Intangible assets

Identifiable intangible assets are recorded at fair value on the date of acquisition. Subsequent to initial recognition, they are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization of the retained interest royalty is determined using the unit-of-production method based on the ounces of production that are expected to generate the cash flows that will be attributable to the Kemess Project, and commenced once the Kemess Project became entitled to receive cash flows. Amortization and depletion for the retained interest royalty is included in other (loss) / income on the Carve-Out Statements of Operations.

(h)	Impairment of non-financial assets

The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit (“CGU”) level.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs of disposal and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated to reduce the carrying amounts of the assets in the CGU on a pro-rata basis.

Non-financial assets which have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

(i)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of an impairment as a result of one or more events that have occurred after the initial recognition of the asset that negatively impact the estimated future cash flows of the financial asset or group of financial assets.

(j)	Reclamation provisions

The Kemess Project’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Kemess Project has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Kemess Project’s best estimate of the expected future cash flows required to reclaim the disturbance for each mine operation, which are adjusted to reflect inflation, and discounted to their present value. The inflation rate used is determined based on external forecasts for inflation in the country in which the related mine operates. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Kemess Project policies that give rise to a constructive obligation.

Upon initial recognition of a reclamation provision, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of reclamation and rehabilitation activities is recognized in mining interests and depreciated in accordance with the Kemess Project's policy for the related asset. The provision is progressively increased over the life of the obligation as the effect of discounting unwinds, creating an expense included in finance costs on the Carve-Out Statements of Operations.

7

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Reclamation provisions are adjusted for changes in estimates. Such adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In instances where the capitalized cost of the related assets is nil, or will be reduced to nil, the remaining adjustment is recognized as a gain or loss in reclamation costs on the Carve-Out Statements of Operations. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and movements in interest rates affecting the discount rate applied.

(k)	Employee benefits

Short-term employee benefits
The Kemess Project accrues liabilities for short-term employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits expected to be settled within 12 months from the end of the reporting period. The liabilities for short-term benefits are measured on an undiscounted basis at the amounts expected to be paid when the liabilities are settled. These amounts are recognized in trade payables and accrued liabilities, with offsetting charges to care and maintenance costs or general and administrative expense.

(l)	Income taxes

The Kemess Project is not a legal entity and as such is not a standalone taxable entity. Current and deferred income taxes and income tax expense have been recognized in the carve-out financial statements as if the Kemess Project was a separate taxable entity, using a standalone taxpayer approach. Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in net loss except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income.

Current income taxes
Current income tax expense represents the income tax on the Kemess Project’s taxable earnings for the year using rates that are enacted or substantively enacted at the balance sheet date. Taxable earnings differ from accounting earnings reported in the Carve-Out Statements of Operations due to differences in timing of amounts deductible or taxable for tax purposes and due to exclusions of items that are not taxable or deductible. Current income tax includes adjustments for tax expense expected to be payable or recoverable in respect of previous periods.

Deferred income taxes
Deferred income tax assets and liabilities represent income taxes on differences between the carrying amount of assets and liabilities in the Kemess Project’s carve-out financial statements and the corresponding tax basis used in the computation of taxable earnings. Deferred income tax assets also represent income taxes expected to be recoverable on unused tax losses and tax credits carried forward. Deferred income tax is calculated using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income taxes are measured using the enacted or substantively enacted tax rates at the balance sheet date that are expected to be in effect when the differences reverse or when unclaimed losses are utilized. Deferred income tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred income tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences, unused tax losses and tax credits can be used. Neither deferred income tax liabilities, nor deferred income tax assets, are recognized as a result of temporary differences that arise from (a) the initial recognition of goodwill, (b) a transaction, other than a business combination, that affects neither accounting earnings nor taxable earnings, or (c) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset to the extent there is a legally enforceable right to offset current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the entity intends to settle current income tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow the benefit, or all or part of the asset, to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred income tax asset is recognized.

(m)	Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “financial assets at fair value through profit or loss”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, “financial liabilities at fair value through profit or loss”, or “other financial liabilities”.

The Kemess Project’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Receivables	Loans and receivables	Amortized cost
Trade payables and accrued liabilities	Other financial liabilities	Amortized cost

Financial assets and financial liabilities classified as fair value through profit or loss are measured at fair value with changes in those fair values recognized in net loss. Financial assets classified as available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income (“OCI”).

Fair values are based on quoted market prices where available, or where no active market exists, fair values are estimated using a variety of valuation techniques and models. These valuation techniques and models include recent arm’s length market transactions for similar instruments, reference to current market value of another instrument which is substantially the same, discounted cash flow analysis, and option pricing models.

8

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Kemess Project has transferred substantially all of the risks and rewards of ownership. Financial liabilities are derecognized when they have been settled by the Kemess Project, or when an obligation expires. In instances where a financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with any difference recognized in the Carve-Out Statements of Operations.

Financial assets and financial liabilities are offset and the net amount reported in the Carve-Out Balance Sheets only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(n)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Kemess Project’s consolidated financial statements, the Kemess Project has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Kemess Project until subsequent to December 31, 2014. Standards and interpretations issued, but not yet adopted include:

Effective for the Kemess Project
Amendments to IAS 19, Employee Benefits	January 1, 2015
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In November 2013, the IASB issued amendments to IAS 19, Employee Benefits, which clarify benefit and medical cost actuarial assumptions used in calculation of the present value of defined benefit obligations and current service cost. These amendments are effective for annual periods beginning on or after July 1, 2014. This amendment is not anticipated to impact the Kemess Project’s carve-out financial statements as there are no defined benefit obligations.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Kemess Project’s carve-out financial statements as revenue-based depreciation or amortization methods are not used.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Kemess Project will evaluate the impact of the change to the carve-out financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

4.	Critical accounting estimates and judgements

Many of the amounts included in the Carve-Out Balance Sheets require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Critical accounting estimates
The following is a list of the accounting estimates that the Kemess Project believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

-

The Kemess Project makes estimates of the timing and amount of expenditures required to settle the Kemess Project’s reclamation provisions. The principal factors that can cause expected future expenditures to change are: the construction of new facilities; changes in the estimated timing of required expenditures; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment.

-

The Kemess Project makes estimates of future cash flows in order to calculate the recoverable amount of the retained interest royalty for the purpose of impairment testing. Future cash flows are impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, future foreign exchange rates, as well as related operating and capital expenditures required to sustain that production.

-

The Kemess Project makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, and timing of reversals of taxable temporary timing differences. Levels of future taxable income are affected by, among other things, commodity prices, production costs, quantities of proven and probable reserves, interest rates, and foreign currency exchange rates.

9

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Critical accounting judgements

The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

-	The Kemess Project makes judgements about whether or not indicators of impairment exist at each reporting period. For all assets, this determination impacts whether or not a detailed impairment assessment is performed.

-	The Kemess Project is subject to income taxes in different jurisdictions within Canada. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.

5.	Receivables

	December 31	December 31	December 31	January 1
	2014	2013	2012	2012
Trade receivables	$162	$240	$639	$999
Value-added tax receivable	97	82	249	626
	$259	$322	$888	$1,625

The value-added tax receivable at December 31, 2014, 2013 and 2012 and January 1, 2012 was collectible from the Government of Canada.

The Kemess Project has not recorded a provision for doubtful trade receivables as there is no indication that the debtors will not meet their payment obligations.

6.	Restricted cash

	December 31	December 31	December 31	January 1
	2014	2013	2012	2012
Restricted cash in closure bonds	$16,007	$17,460	$18,614	$18,211
Other restricted cash	-	235	151	147
	$16,007	$17,695	$18,765	$18,358

Restricted cash in closure bonds consists of cash and short-term deposits pledged by the Kemess Project relating to site closure and reclamation obligations at Kemess South, a mine in the care and maintenance stage.

Other restricted cash consisted of amounts restricted for letters of credit issued against certain of the Kemess Project’s bank accounts relating to site closure activities.

7.	Property, plant and equipment & mining interests

	Plant and	Exploration
	equipment	and evaluation	Total
Cost
At January 1, 2012	$32,537	$59,685	$92,222
Additions	-	4,249	4,249
Disposals	(4,256)	-	(4,256)

At December 31, 2012	$28,281	$63,934	$92,215
Additions	-	6,902	6,902
Disposals	(746)	-	(746)

At December 31, 2013	$27,535	$70,836	$98,371
Additions	176	8,662	8,838
Disposals	(1,140)	-	(1,140)

At December 31, 2014	$26,571	$79,498	$106,069

10

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

8.	Intangible assets

		Accumulated	Retained royalty
	Cost	amortization	interest
At January 1, 2012	$-	$-	$-
Additions	34,004		34,004
Amortization		-	-

At December 31, 2012	34,004	-	34,004
Additions	-		-
Amortization		-	-

At December 31, 2013	34,004	-	34,004
Additions	-		-
Amortization		(13,288)	(13,288)

At December 31, 2014	$34,004	$(13,288)	$20,716

On May 4, 2012, AuRico acquired a retained interest royalty on the Fosterville and Stawell mines (collectively, the “Australian Operations”) owned by Crocodile Gold Corporation (“Crocodile Gold”). Per the agreement, once the cumulative free cash flow generated by the mines subsequent to May 4, 2012 reached CAD $60 million, the Kemess Project would receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Kemess Project would receive 20% of any cumulative free cash flow in excess of CAD $120 million.

The Kemess Project determined the fair value of the retained interest royalty at the date of acquisition using a valuation model, which was based on the combined free cash flow expected to be generated by the Fosterville and Stawell mines. This model uses a derivative valuation approach that relies on the gold forward curve, the US dollar to Australian dollar exchange rate forward curve, and the Canadian dollar to Australian dollar exchange rate forward curve to estimate cash flows. The key assumptions used in determining the fair value of these payments were future production, gold prices, operating costs, capital expenditures and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life-of-mine plans developed from technical reports and historical cost experience.

During 2014, the Kemess Project was notified that the Australian Operations had generated in excess of CAD $60 million and, as a result, received proceeds of $2,463 from Crocodile Gold. Consistent with the Kemess Project’s accounting policy, amortization of the retained interest royalty commenced once the Kemess Project became entitled to receive cash flows under this arrangement. During the year ended December 31, 2014, the Kemess Project recognized amortization expense of $13,288 on the retained interest royalty, which reduced the carrying value of this asset to $20,716.

On December 22, 2014, an amendment to the agreement with Crocodile Gold was entered into whereby, subject to regulatory approvals, the retained interest royalty would be terminated. As consideration for the termination of the retained interest royalty, the Kemess Project will receive a CAD $20 million payment in cash upon closing and will be granted a net smelter return royalty of 2% from the Fosterville mine and 1% from the Stawell mine. The Fosterville royalty will commence upon closing and the Stawell mine royalty (including the Leviathan royalty) will commence on the earlier of January 1, 2016 or the date immediately following the production of 10,000 ounces from the Big Hill Project. The agreement was finalized on January 14, 2015 following the receipt of regulatory approval (see note 16).

9.	Reclamation provisions

	December 31	December 31	December 31	January 1
	2014	2013	2012	2012
Reclamation provisions	$15,585	$16,617	$19,369	$21,790
Less: Current portion of provisions	(425)	(584)	(1,276)	(3,000)
	$15,160	$16,033	$18,093	$18,790

The Kemess Project’s reclamation provisions consist of reclamation and rehabilitation costs for Kemess South, a past producing mine that is now on care and maintenance. The present value of the provision reflects ongoing payments relating to Kemess South. The undiscounted value of the reclamation provision at December 31, 2014 is $16,161 (December 31, 2013 - $18,188, December 31, 2012 - $20,141, January 1, 2012 - $22,848). Significant reclamation activities include land rehabilitation, demolition and decontamination of mine facilities, monitoring, and other costs.

The Kemess Project estimates the costs to conduct significant reclamation activities based on the most recent experience and cost data available. These expected expenditures are then risk-adjusted by considering the time remaining until reclamation activities commence, recent industry experience in the region, and other relevant factors. This current cost estimate is then inflated to the estimated date of settlement using the rate disclosed below, and then discounted to present value.

11

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The discount and inflation rates used are summarized as follows:

	December 31	December 31	December 31	January 1
	2014	2013	2012	2012
Discount rate	1.34%	1.95%	1.38%	1.28%
Inflation rate	2.00%	2.00%	2.00%	2.00%

Changes to the reclamation and closure cost obligation balance during each year were as follows:

	December 31	December 31	December 31
	2014	2013	2012
Reclamation provisions, beginning of period	$16,617	$19,369	$21,790
Obligations incurred and revisions to estimates	362	(920)	6,299
Adjustment on foreign exchange translation	(1,355)	(1,213)	493
Accretion expense	297	238	241
Reclamation expenditures	(336)	(857)	(9,454)
Reclamation provisions, end of period	$15,585	$16,617	$19,369
Less: Current portion	(425)	(584)	(1,276)
	$15,160	$16,033	$18,093

The adjustments made to reclamation provisions during 2014, 2013 and 2012 were recognized as a (recovery) / expense in reclamation costs on the Carve-Out Statements of Operations.

10.	Income taxes

The following table summarizes the income tax recovery recognized in the Carve-Out Statements of Operations for the years ended December 31, 2014, 2013 and 2012:

	December 31	December 31	December 31
	2014	2013	2012
Deferred income tax recovery	$(451)	$(474)	$(3,646)

Included within deferred income tax recovery for the year ended December 31, 2014 is a foreign exchange gain of $888 (year ended December 31, 2013 – foreign exchange gain of $728; year ended December 31, 2012 – foreign exchange loss of $313) that arose on the translation of deferred tax liabilities.

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the Carve-Out Statements of Operations for the years ended December 31, 2014, 2013 and 2012:

	December 31	December 31	December 31
	2014	2013	2012
Loss before income taxes	$(19,883)	$(7,789)	$(13,730)
Income tax rate	26.15%	25.98%	25.45%

Expected income tax recovery based on above rates	(5,199)	(2,024)	(3,494)
Impact of changes in tax rates applicable to temporary differences	-	167	109
Permanent differences	40	31	35
Change in unrecognized temporary differences	2,506	-	-
Impact of foreign exchange	2,202	1,352	(296)
Provision for income taxes	$(451)	$(474)	$(3,646)

12

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following reflects the deferred income tax liability at December 31, 2014, 2013 and 2012:

	December 31	December 31	December 31
	2014	2013	2012
Accounting value of mineral properties and capital assets in excess of tax	$19,963	$18,872	$18,126
Accounting value of inventories in excess of tax value	163	65	-
Other deductible temporary differences	(1,371)	(1,394)	(1,859)
Allocated non-capital losses carried forward	(8,526)	(6,863)	(5,113)
Deferred income tax liability	$10,229	$10,680	$11,154

The change in deferred income tax liability is explained as follows:

	December 31	December 31	December 31
	2014	2013	2012
Balance, beginning of year	$10,680	$11,154	$14,969
Deferred income tax recovery recognized in net loss	(451)	(474)	(3,646)
Deferred income tax recovery recognized in owner’s net investment	-	-	(169)
Deferred income tax liability	$10,229	$10,680	$11,154

The Kemess Project has allocated tax loss carryforwards expiring in the following years:

	December 31	December 31	December 31	January 1
	2014	2013	2012	2012
2031	$2,244	$2,453	$2,860	$2,798
2032	14,776	16,116	17,229	-
2033	6,832	7,452	-	-
2034	6,729	-	-	-
	$30,581	$26,021	$20,089	$2,798

11.	Other (loss) / income

	Year ended
	December 31	December 31	December 31
	2014	2013	2012
Amortization expense from retained interest royalty (Note 8)	$(13,288)	$-	$-
Income from retained interest royalty (Note 8)	2,463	-	-
Interest income	171	381	324
Rental revenue	253	173	65
Concentrate sales	-	287	129
(Loss) / gain on disposal of property, plant and equipment	(429)	(181)	63
	$(10,830)	$660	$581

12.	Supplemental cash flow information

	Year ended
	December 31	December 31	December 31
Non-cash adjustments to reconcile net loss to operating cash flows:	2014	2013	2012
Amortization of retained interest royalty	$13,288	$-	$-
Unrealized foreign exchange loss / (gain)	970	1,160	(300)
Income from retained interest royalty	(2,463)	-	-
Deferred income tax recovery	(451)	(474)	(3,646)
Reclamation costs	671	(667)	6,450
Loss / (gain) on disposal of property, plant and equipment	429	181	(63)
	$12,444	$200	$2,441
Change in non-cash operating working capital:
Receivables	$37	$536	$706
Current taxes receivable	15,431	(492)	(1,988)
Prepaids and deposits	(18)	144	(29)
Inventories	(27)	258	590
Trade payables and accrued liabilities	117	(188)	111
	$15,540	$258	$(610)
Supplemental information:
Interest received	$203	$250	$245

13

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

13.	Related party disclosures

Related party transactions in 2014, 2013 and 2012 included the compensation of the Kemess Project’s key management personnel.

The Kemess Project’s key management personnel include executives of AuRico responsible for oversight of the Kemess Project’s operations. Included in loss from operations is salaries and benefits of $2,533 in for the year ended December 31, 2014 (2013 - $2,633; 2012 - $2,538), of which the compensation of key management personnel was $502 (2013 - $387; 2012 - $275).

14.	Financial instruments and risk management

Fair values of financial instruments

The Kemess Project’s cash balance is measured at fair value based on quoted prices in active markets for identical assets, in accordance with level 1 of the fair value hierarchy.

The fair value of financial instruments measured at amortized cost approximates their carrying values.

Risks

In the normal course of operations, the Kemess Project is exposed to credit risk, liquidity risk, commodity price risk, and foreign currency exchange rate risk. There risks are reviewed and monitored regularly. There has been no change to the Kemess Project’s exposure to market risks or the manner in which these risks are managed and measured.

Commodity price risk

The future profitability of the Kemess Project’s mining operations will be significantly affected by changes in the market price for gold and copper. These prices fluctuate on a daily basis and are affected by numerous factors beyond the Kemess Project’s control. Supply and demand, the level of interest rates, the rate of inflation, investment decisions by large holders, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments.

Foreign currency exchange rate risk

The Kemess Project is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars. These potential currency fluctuations could have a significant impact on operating costs and thereby, the profitability of the Kemess Project. The Kemess Project is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The Kemess Project’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”) was as follows:

	December 31	December 31	December 31	January 1
	2014	2013	2012	2012
Cash and cash equivalents	$1,984	$111	$71	$928
Receivables	374	343	884	666
Current taxes receivable	1,310	18,346	17,839	15,920
Restricted cash	18,570	18,950	18,670	18,670
Payables and accrued liabilities	(925)	(628)	(640)	(906)
Deferred income tax liability	(11,867)	(11,359)	(11,097)	(15,223)

Net balance sheet exposure	$9,446	$25,763	$25,727	$20,055

14

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

A 10% strengthening of the Canadian currency against the US dollar at each balance sheet date would have impacted net losses by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

		December 31	December 31	December 31	January 1
		2014	2013	2012	2012
Translation of net CAD exposure	$	(814)	$(2,422)	$(2,586)	$(1,971)

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Kemess Project’s credit risk is limited to the carrying amount on the balance sheet. Cash and restricted cash is placed with high quality financial institutions.

Liquidity risk

Liquidity risk is the risk that the Kemess Project will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Kemess Project manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. As the Kemess Project is not a legal entity, its obligations are those of its owner.

15.	Capital management

The Kemess Project considers its capital to be owner’s net investment which at December 31, 2014 was $124,745 (December 31, 2013 - $144,200; December 31, 2012 - $138,269; January 1, 2012 - $97,504).

The Kemess Project manages capital through its financial and operating forecasting process.

16.	Events after the reporting period

(a)	Termination of retained interest royalty

On January 14, 2015, following receipt of regulatory approval, the Kemess Project and Crocodile Gold terminated the retained interest royalty. As consideration for the termination of the retained interest royalty, the Kemess Project received cash proceeds of $16,725 (CAD $20,000) upon closing and was granted a net smelter return royalty of 2% from the Fosterville mine and 1% from the Stawell mine. The net smelter return royalties were recognized as intangible assets at their estimated fair values of $9,207 in aggregate at the date of acquisition, and a gain of $5,215, resulting from the termination of the retained interest royalty, was recognized in other income in the three months ended March 31, 2015.

15

Schedule “D”

Unaudited Financial Statements for Kemess Project and Royalties for the three months ended March 31, 2015

KEMESS PROJECT AND ROYALTIES
Condensed Carve-Out Interim Financial Statements
(in thousands of United States Dollars, unless otherwise stated)

March 31, 2015 and 2014

KEMESS PROJECT AND ROYALTIES
CONDENSED CARVE-OUT INTERIM BALANCE SHEETS
(unaudited, in thousands of United States dollars)

	March 31	December 31
As at	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$208	$1,800
Receivables	954	259
Current taxes receivable	1,550	1,129
Supplies inventory	5,293	5,334
Prepaids and deposits	40	88
	8,045	8,610

Non-current assets
Restricted cash	14,642	16,007
Property, plant and equipment & mining interests (Note 5)	107,289	106,069
Intangible assets (Note 6)	8,897	20,716
	$138,873	$151,402

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$1,433	$843
Current income tax liability	187	-
Current portion of reclamation provision	388	425
	2,008	1,268

Non-current liabilities
Reclamation provision	13,908	15,160
Deferred income tax liability	14,141	10,229
	30,057	26,657

OWNER’S EQUITY
Owner’s net investment	108,816	124,745
	$138,873	$151,402

See accompanying notes to the unaudited carve-out interim financial statements	1

KEMESS PROJECT AND ROYALTIES
CONDENSED CARVE-OUT INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(unaudited, in thousands of United States dollars)

For the three months ended March 31	2015	2014

Operating expenses:
Reclamation recovery	$(1,329)	$(619)
Care and maintenance costs	1,361	1,544
General and administrative expense	269	354
Total operating expenses	301	1,279
Finance costs	(47)	(74)
Foreign exchange loss	(1,229)	(1,249)
Other income (Note 7)	5,754	106
Earnings / (loss) before income taxes	4,177	(2,496)

Deferred income tax expense	4,223	229
Current income tax expense	187	-
	4,410	229
Net loss and comprehensive loss	$233	$2,725

See accompanying notes to the unaudited carve-out interim financial statements	2

KEMESS PROJECT AND ROYALTIES
CONDENSED CARVE-OUT INTERIM STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)

For the three months ended March 31	2015	2014
OPERATING ACTIVITIES
Net loss	$(233)	$(2,725)
Payments to settle provisions	(6)	(3)
Non-cash adjustments to reconcile net loss to operating cash flows (Note 8)	(866)	936
Change in non-cash operating working capital (Note 8)	(267)	16,517
Operating cash flows	(1,372)	14,725
INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests & intangible assets	(1,230)	(1,766)
Sale of property, plant and equipment	132	-
Proceeds from termination of retained interest royalty (Note 6)	16,725	-
Investing cash flows	15,627	(1,766)
FINANCING ACTIVITIES
Transfers to owner, net	(15,696)	(13,657)
Financing cash flows	(15,696)	(13,657)
Impact of foreign exchange on cash	(151)	(29)
Net decrease in cash	(1,592)	(727)
Cash and cash equivalents, beginning of period	1,800	653
Cash and cash equivalents, end of period	$208	$(74)

See accompanying notes to the unaudited carve-out interim financial statements	3

KEMESS PROJECT AND ROYALTIES
CONDENSED CARVE-OUT INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited, in thousands of United States dollars)

For the three months ended March 31	2015	2014

Balance, beginning of period	$124,745	$144,200
Transfers to owner, net	(15,696)	(13,657)
Net loss and comprehensive loss	(233)	(2,725)
Balance, end of period	$108,816	$127,818

See accompanying notes to the unaudited carve-out interim financial statements	4

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Basis of presentation

On April 12, 2015, AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”) entered into a definitive agreement (“the Arrangement Agreement”) pursuant to which AuRico will acquire all of the outstanding securities of Alamos and thereafter the companies will be combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a new intermediate gold producer (“Amalco”).

In accordance with the Arrangement, a new company (“AuRico Metals Inc.”) will be created to hold the following:

(i)	the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project;

(ii)	certain AuRico trade-marks;

(iii)	cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project;

(iv)	cash in an amount equal to $20 million less the Converted Committed Amount;

(v)	cash in an amount equal to the Converted Committed Amount (which amount must be spent by AuRico Metals Inc. as agent and on behalf of Amalco on Canadian exploration expenses);

(vi)	certain royalties, including a 1.5% net smelter return royalty on AuRico’s Young-Davidson mine, and AuRico’s Fosterville, Leviathan and Stawell net smelter return royalties; and

(vii)	the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree.

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount is due and payable to AuRico Metals on the effective date of the Arrangement and must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

If Amalco does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-In Committed Amount). If Amalco does receive the earn-in interest, Amalco and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Amalco earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Amalco’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Amalco will retain 4.9% of the AuRico Metals common shares and the remaining 95.1% of the AuRico Metals shares will be distributed by Amalco to holders of Class A common shares pro rata to their holdings of Class A common shares.

The Arrangement is subject to government and regulatory approvals, approval by the Toronto Stock Exchange and New York Stock Exchange and approval by AuRico and Alamos shareholders, and Alamos must be continued under the Business Corporations Act (Ontario). In addition, the Court must grant final order approving the Arrangement, all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party, and the articles of arrangement in the form prescribed by the Business Corporations Act (Ontario) must be filed with the Director appointed pursuant to Section 278 of the Business Corporations Act (Ontario).

These carve-out interim financial statements have been prepared for the specific purpose of inclusion in the joint management information circular dated May 22, 2015 (the “Management Information Circular”). They reflect the financial position, statement of operations and comprehensive loss, equity and cash flows related to the Kemess Project and the Fosterville, Leviathan and Stawell retained interest royalty, and other assets which are intended be transferred to AuRico Metals from AuRico under the Arrangement (together, the “Kemess Project and Royalties” or the “Kemess Project”). As AuRico has not historically prepared financial statements for the Kemess Project and the Kemess Project is not a legal entity, the carve-out interim financial statements have been prepared from the financial records of AuRico on a carve-out basis. The Carve-out Balance Sheets include all assets and liabilities directly attributable to the Kemess Project. Where the assets and liabilities attributable to the Kemess Project could not be specifically identified from the financial records of AuRico, management has made adjustments to eliminate any portion of the assets and liabilities not relating to the Kemess Project from the Carve-out Statement of Financial Position. The Carve-out Statement of Operations and Comprehensive Loss for the three months ended March 31, 2015 and 2014 reflect all expenses and other income directly attributable to the Kemess Project and an allocation of AuRico’s general and administrative expenses incurred in each of those years, as these expenditures were shared by the Kemess Project and AuRico. In some instances, certain expenses were not allocated as they would have related directly to AuRico. The allocation of general and administrative expenses was completed using time surveys provided by AuRico personnel who share their time between the Kemess Project and other AuRico operations.

5

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The carve-out interim financial statements of the Kemess Project have been prepared applying the principles in IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

These carve-out interim financial statements have been prepared based upon the historical cost amounts recorded by AuRico, with the exception of certain financial instruments measured at fair value. These carve-out interim financial statements may not be indicative of the Kemess Project financial performance and do not necessarily reflect what its financial position, results of operations, and cash flows would have been had the Kemess Project operated as an independent entity during the years presented.

The carve-out interim financial statements were authorized for issue by the AuRico Board of Directors on May 22, 2015.

2.	Corporate information

The Kemess Project’s principal activity is the acquisition, exploration and development of exploration and evaluation interests and managing a portfolio of royalties on other mineral properties. To date, the Kemess Project has not generated any revenues from operations and is considered to be in the exploration stage. The registered office of AuRico, and therefore the Kemess Project, is 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The Kemess Project is in the process of exploring and evaluating the Kemess property in British Columbia, Canada. The recoverability of amounts spent for the acquisition, exploration and development of the mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Kemess Project to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from disposition of the properties. The operations of the Kemess Project will require various licences and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Kemess Project will be able to comply with such conditions and obtain or retain all necessary licences and permits that may be required to carry out exploration, development, and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These carve-out interim financial statements have been prepared on a going concern basis which assumes that the Kemess Project will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Continued operation of the Kemess Project is dependent on its ability to develop its exploration and evaluation assets, receive continued financial support, complete equity financings, or generate profitable operations in the future. These consolidated carve-out interim financial statements do not include any adjustments to assets and liabilities should the Kemess Project be unable to continue as a going concern.

3.	Basis of preparation and statement of compliance

These carve-out interim financial statements have been prepared by applying the principles in IAS 34. These interim statements were prepared using the same accounting policies and methods of computation as the Kemess Project’s carve-out financial statements for the year ended December 31, 2014.

These carve-out interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and accordingly should be read in conjunction with the Kemess Project’s audited carve-out financial statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the IASB.

4.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Kemess Project adopted the following accounting standards and amendments to accounting standards, effective January 1, 2015:

Amendments to IAS 19, Employee Benefits, clarify requirements in relation to contributions by employees and third parties. In addition, these amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. There was no impact on the Kemess Project’s condensed carve-out financial statements upon the adoption of these amendments.

6

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Kemess Project’s condensed carve-out interim financial statements, the Kemess Project has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Kemess Project until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Effective for the Kemess Project
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2016
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments clarify materiality guidance, aggregation and disaggregation of items in the statement of financial position, aggregation of an entity’s share of other comprehensive income of equity-accounted associates and joint ventures, and guidance on ordering of financial statement notes. These amendments are effective for annual periods beginning on or after January 1, 2016. The Kemess Project is currently evaluating the impact of these amendments on its carve-out financial statements.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Kemess Project’s carve-out financial statements as revenue-based depreciation or amortization methods are not used.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Kemess Project will evaluate the impact of the change to the carve-out financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

5.	Property, plant and equipment & mining interests

		Exploration
	Plant and	and
	equipment	evaluation	Total
Cost

At December 31, 2014	$26,571	$79,498	$106,069
Additions	-	1,220	1,220
At March 31, 2015	$26,571	$80,718	$107,289

6.	Intangible assets

On May 4, 2012, AuRico acquired a retained interest royalty on the Fosterville and Stawell mines (collectively, the “Australian Operations”) owned by Crocodile Gold Corporation (“Crocodile Gold”). Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing reached $60 million Canadian dollars (“CAD”), the Kemess Project would receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Kemess Project would receive 20% of any cumulative free cash flow in excess of CAD $120 million.

On January 14, 2015, following receipt of regulatory approval, the Kemess Project and Crocodile Gold terminated the retained interest royalty. As consideration for the termination of the retained interest royalty, the Kemess Project received cash proceeds of $16,725 (CAD $20,000) upon closing and was granted a net smelter return royalty of 2% from the Fosterville mine and 1% from the Stawell mine (includes the Leviathan royalty). The net smelter return royalties were recognized as intangible assets at their estimated fair values of $9,207 in aggregate at the date of acquisition, and a gain of $5,215, resulting from the termination of the retained interest royalty, was recognized in other income / (loss) in the three months ended March 31, 2015 (note 7).

7

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The Kemess Project depletes these assets using the unit-of-production method. Income from these arrangements is recognized when related ounces are shipped. The Fosterville royalty commenced upon closing of the agreement, and the Stawell mine royalty will commence on the earlier of January 1, 2016 or the date immediately following the production of 10,000 ounces from the Big Hill Project.

During the three months ended March 31, 2015, the Kemess Project recognized income and depletion expense of $624 and $310 on the net smelter return royalties, respectively. The carrying value of these assets at March 31, 2015 was $8,897.

7.	Other income

	Three months ended
	March 31	March 31
	2015	2014
Gain on termination of retained interest royalty (Note 6)	$5,215	$-
Income from net smelter return royalties (Note 6)	624	-
Amortization expense from net smelter return royalties (Note 6)	(310)	-
Gain on disposal of property, plant and equipment	123	-
Other	102	106
	$5,754	$106

8.	Supplemental cash flow information

	Three months ended
	March 31	March 31
	2015	2014

Non-cash adjustments to reconcile net loss to operating cash flows:
Deferred income tax expense	$4,223	$229
Gain on termination of retained interest royalty	(5,215)	-
Unrealized foreign exchange (gain) / loss	(104)	632
Gain on disposal of property, plant and equipment	(123)	-
Amortization of net smelter return royalties	310	-
Other non-cash items	43	75
	$(866)	$936

Change in non-cash operating working capital:
Receivables	(719)	(3)
Current income tax receivable	(529)	16,476
Prepaids and deposits	41	10
Inventories	34	103
Trade payables and accrued liabilities	719	(69)
Current income tax liability	187	-
	$(267)	$16,517

8

KEMESS PROJECT AND ROYALTIES
NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

9.	Financial instruments and risk management

Fair values of financial instruments

The Kemess Project’s cash balance is measured at fair value based on quoted prices in active markets for identical assets.

The fair value of financial instruments measured at amortized cost, consisting of receivables and trade payables and accrued liabilities, approximates their carrying value.

Risks

In the normal course of operations, the Kemess Project is exposed to credit risk, liquidity risk and the following market risks: commodity price and foreign currency exchange rate. These risks are reviewed and monitored regularly.

There has been no change to the Kemess Project’s exposure to market risks or the manner in which these risks are managed and measured.

Commodity price risk

The future profitability of the Kemess Project’s mining operations will be significantly affected by changes in the market price for gold and copper. These prices fluctuate on a daily basis and are affected by numerous factors beyond the Kemess Project’s control. Supply and demand, the level of interest rates, the rate of inflation, investment decisions by large holders, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments.

Foreign currency exchange rate risk

The Kemess Project is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars. These potential currency fluctuations could have a significant impact on operating costs and thereby, the profitability of the Kemess Project. The Kemess Project is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Kemess Project’s credit risk is limited to the carrying amount on the balance sheet. Cash and restricted cash is placed with high quality financial institutions.

Liquidity risk

Liquidity risk is the risk that the Kemess Project will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Kemess Project manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. As the Kemess Project is not a legal entity, its obligations are those of its owner.

9

Schedule “E”

Management Discussion and Analysis for Kemess Project and Royalties for the three months ended March 31, 2015 and years ended December 31, 2014 and 2013

KEMESS PROJECT AND ROYALTIES
Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the three months ended March 31, 2015

KEMESS PROJECT AND ROYALTIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

OVERVIEW OF THE BUSINESS	3
OVERVIEW OF THE PROJECTS	4
OVERVIEW OF THE ROYALTIES	5
REVIEW OF INTERIM FINANCIAL RESULTS	6
FINANCIAL CONDITION	7
LIQUIDITY AND CAPITAL RESOURCES	8
CONTRACTUAL OBLIGATIONS	8
FINANCIAL INSTRUMENTS	8
OFF-BALANCE SHEET ARRANGEMENTS	8
TRANSACTIONS WITH RELATED PARTIES	8
EVENTS AFTER THE REPORTING PERIOD	8
RISKS AND UNCERTAINTIES	8
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	8
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	9

KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 22, 2015, relates to the financial condition and results of the operations of the Kemess Project and Royalties, and should be read in conjunction with the Kemess Project and Royalties’ interim carve-out financial statements for the three months ended March 31, 2015, and notes thereto (“the carve-out financial statements”), which are included elsewhere in this Management Information Circular. The carve-out financial statements for the three months ended March 31, 2015 have been prepared applying the principles in International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

On April 12, 2015, AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”) entered into a definitive agreement (“the Arrangement Agreement”) pursuant to which AuRico will acquire all of the outstanding securities of Alamos and thereafter the companies will be combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (“the Arrangement”) to form a new intermediate gold producer (“Amalco”).

In accordance with the Plan of Arrangement, a new company (“AuRico Metals Inc.”) will be created to hold the following:

(i)

the Kemess Project (as defined below), including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project;

(ii)	certain AuRico trade-marks;

(iii)	cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project;

(iv)	cash in an amount equal to $20 million less the Converted Committed Amount (as defined below);

(v)	cash in an amount equal to the Converted Committed Amount (which amount must be spent by AuRico Metals Inc. as agent and on behalf of Amalco on Canadian exploration expenses);

(vi)

certain royalties, including a 1.5% net smelter return royalty on AuRico’s Young-Davidson mine (the “Y-D Royalty”), and AuRico’s Fosterville, Leviathan and Stawell net smelter return royalties (see “Liquidity and Capital Resources”); and

(vii)	the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree.

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount is due and payable to AuRico Metals on the effective date of the Arrangement and must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

If Amalco does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-In Committed Amount). If Amalco does receive the earn-in interest, Amalco and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Amalco earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Amalco’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Amalco will retain 4.9% of the AuRico Metals common shares and the remaining 95.1% of the AuRico Metals shares will be distributed by Amalco to holders of Class A common shares pro rata to their holdings of Class A common shares.

The Arrangement is subject to government and regulatory approvals, approval by the Toronto Stock Exchange and New York Stock Exchange and approval by AuRico and Alamos shareholders, and Alamos must be continued under the Business Corporations Act (Ontario). In addition, the Court must grant final order approving the Arrangement, all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party, and the articles of Arrangement in the form prescribed by the Business Corporations Act (Ontario) must be filed with the Director appointed pursuant to Section 278 of the Business Corporations Act (Ontario).

The carve-out financial statements have been prepared for the specific purpose of inclusion in the joint management information circular dated May 22, 2015 (the “Management Information Circular”). They reflect the financial position, statement of operations and comprehensive loss, equity and cash flows related to the Kemess Project, the Fosterville, Leviathan and Stawell net smelter royalties, and other assets which are intended to be transferred to AuRico Metals Inc. from AuRico under the Arrangement (together, the “Kemess Project and Royalties” or the “Kemess Project”). As AuRico has not historically prepared financial statements for the Kemess Project and the Kemess Project is not a legal entity, the carve-out financial statements have been prepared from the financial records of AuRico on a carve-out basis. The Carve-out Balance Sheets include all assets and liabilities directly attributable to the Kemess Project. The Carve-out Statement of Operations and Comprehensive Loss for each of the years ended December 31, 2014, 2013 and 2012 reflect all expenses and other income directly attributable to the Kemess Project and an allocation of AuRico’s general and administrative expenses incurred in each of those years, as these expenditures were shared by the Kemess Project and AuRico. In some instances, certain expenses were not allocated as they would have related directly to AuRico. The allocation of general and administrative expenses was completed using time surveys provided by AuRico personnel who share their time between the Kemess Project and other AuRico operations. The Kemess Project opening equity at January 1, 2012 has been calculated by applying the same allocation principles outlined above to the cumulative transactions related to the transferred mineral properties from the date of acquisition of the properties by AuRico.

3

KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

The carve-out financial statements have been prepared based upon the historical cost amounts recorded by AuRico. These carve-out financial statements may not be indicative of the Kemess Project financial performance and do not necessarily reflect what its results of operations, financial position and cash flows would have been had the Kemess Project operated as an independent entity during the periods presented.

The objective of this MD&A is to provide the reader with an analysis of the historical assets, liabilities, revenues and operating expenses of the Kemess Project for the above mentioned periods.

OVERVIEW OF THE PROJECTS

The Kemess Underground Project and Kemess East Project, located in northern British Columbia, are the Kemess Project’s primary projects. The advancement of these two projects will be the Kemess Project’s primary focus. Upon completion of the Arrangement, the Kemess Project will have cash in an amount equal to $20 million, less the Converted Committed Amount, available to fund further exploration and the development of the Kemess Underground and Kemess East projects. Future exploration and development are expected to be financed through existing funds, proceeds from the Young-Davidson, Fosterville, Leviathan and Stawell royalties, and through debt or equity financing methods deemed appropriate by management.

KEMESS SITE

The Kemess site includes infrastructure from the past producing Kemess South mine. The existing site is currently on care and maintenance pending the completion of the permitting and feasibility of the projects described below. The current infrastructure has crushing and milling capacity of up to 25,000 tonnes per day and also includes a warehouse, administration building, electrical substation, maintenance shop and other facilities required to resume production. Power at the site is available directly from the BC Hydro grid via a 380 kilometre power line owned by the Kemess Project.

At March 31, 2015, the Kemess Project has posted a security bond of CAD $18.52 million in connection with the Kemess South site closure plan, which has been presented as restricted cash on the carve-out balance sheets.

KEMESS UNDERGROUND PROJECT

The Kemess Underground project is a gold and copper project located in northern British Columbia, Canada. The project is located six kilometres north of the former Kemess South open pit mine, which was in operation from 1998 to 2011. Previously called Kemess North, it has been renamed Kemess Underground Project to distinguish from the project that was previously proposed. On March 25, 2013, AuRico released the results of a feasibility study on the Kemess Underground Project which added 1.8 million gold ounces and 619 million pounds of copper to mineral reserves, 854 thousand gold ounces and 347 million pounds of copper to indicated resources, and 125 thousand gold ounces and 46 million pounds of copper to inferred resources.

The 2013 feasibility study undertaken by SRK Consulting (Canada) Inc., determined positive economics for a 9.0 million tonne per annum block cave underground mine. The original 43-101 technical report was filed on SEDAR on April 1, 2013. A revised technical report, which includes the Kemess East Project discussed below, was filed on SEDAR on February 19, 2015. The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage in the Kemess South open pit.

The Kemess Underground Project is currently undergoing a Substituted Environmental Assessment led by the British Columbia Environmental Assessment Office on behalf of both the province of British Columbia and the Canadian Environmental Assessment Agency, the latter of which is on behalf of the Federal Government of Canada. This review is currently in the pre-Application stage (the second of three phases) of the environmental assessment process and AuRico anticipates receiving the Application Information Requirements (“AIR”) in the June 2015, a key milestone in the environmental assessment process. The Environmental Application (“EA”) will then be prepared in accordance with the AIR. Based on the current timeline it is expected that the EA will be submitted in very early 2016. Once submitted the EA undergoes a 30 day screening (in order to ascertain that the EA complies with certain information requirements) and if the EA is compliant with the AIR there is a 180 day review period during which time comments are received, addressed and incorporated into the Final Assessment Report. This is then delivered to both the provincial and federal ministers for their respective decisions. These decisions must be announced within 45 days.

4

KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

There are currently no mining operations or mine development activities at the Kemess site and on-site activities are restricted to care and maintenance until a time at which a decision is made to proceed with the development and production from the proposed Kemess Underground Project.

Future plans

Assuming completion of the Arrangement, AuRico Metals is expected to have high quality assets in Kemess and the various royalties, underpinned by cash in an amount equal to $20 million, less the Converted Committed Amount. AuRico Metals’ primary objective will be to create wealth from these assets for shareholders and value for its other stakeholders, including the communities around the Kemess Project. Kemess is a unique asset with significant potential given its ability to utilize infrastructure from the past producing Kemess South mine, its advanced stage, moderate capital expenditure requirements when compared to many other projects, and the stable jurisdiction in which it is located. AuRico Metals’ initial royalties are also located in stable jurisdictions and each of Young-Davidson, Fosterville, and Stawell are currently producing mines. Both Young-Davidson and Fosterville have large resource endowments that are expected to deliver significant returns over a long mine life. AuRico Metals will also consider additional opportunities to grow shareholder value through the acquisition of royalties and by making direct or indirect investments.

KEMESS EAST PROJECT

The Kemess East Project is an early stage exploration project located one kilometre east of the Kemess Underground deposit and 6.5 kilometres north of the Kemess mill facility. Prior to 2005, regional exploration was restricted to shallow targets on the Kemess Property. In 2005 the discovery of deep mineralization immediately east of the Kemess North deposit, the Offset Zone, led to subsequent geophysical surveys and drilling programs targeting deep mineralization. As AuRico was completing the 2013 Kemess Underground Feasibility Study, it was decided to re-commence an exploration program in the Kemess East area of the Kemess property. On January 21, 2015, AuRico issued a press release outlining the results of exploration drilling at the Kemess East Project which added 939 thousand gold ounces and 504 million pounds of copper to indicated resources, and 1.4 million gold ounces and 871 million pounds of copper to inferred resources.

Future plans

The Kemess East Project has received an approved Notice of Work issued by the Province of British Columbia and an Exploration Agreement has been finalized with the Tse Keh Nay (a self-identified group of three First Nations within whose traditional territory the Kemess Project is located), both of which have a two year term. Work is currently underway clearing snow and opening up access roads in order to commence a diamond drill program that is scheduled to begin on June 1, 2015 and finish in October 2015. Four drills will be used with the primary focus being definition of the ultimate size of the known deposit, increasing the confidence in the currently defined deposit, testing additional targets on the Kemess property and geotechnical work related to the Kemess Underground Project. This program will be about 25,000-30,000 metres of diamond drilling. AuRico plans to spend approximately $6 million on further drilling at Kemess East in 2015 to upgrade and expand the resource announced earlier this year.

OVERVIEW OF THE ROYALTIES

The Fosterville, Leviathan and Stawell net smelter return (“NSR”) royalties are comprised of a 2% NSR on the Fosterville mine effective January 17, 2015 and a 1% NSR on the Stawell mine (includes the Leviathan royalty), effective on the earlier of January 1, 2016 and the date after which 10,000 ounces have been produced from the Big Hill Project. Each of these royalties is subject to rights of first refusal (“ROFR”) and rights of first offer (“ROFO”) under certain circumstances. . AuRico does not believe that these rights apply to the transactions contemplated by the Arrangement. However, should AuRico’s view not prevail and if the royalty payor exercises these rights in connection with the arrangement, AuRico Metals will not acquire these royalties, but will instead receive the consideration received by AuRico in respect of the royalty payor exercising their ROFR or ROFO.

5

KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF INTERIM FINANCIAL RESULTS

(in thousands)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Net loss and comprehensive loss	$(233)	$(2,725)
Total assets	$138,873	$155,349
Total liabilities	$30,057	$27,642
Operating expenses
Reclamation recovery	$(1,329)	$(619)
Care and maintenance costs	$1,359	$1,544
General and administrative expense	$271	$354
Other items
Finance costs	$(47)	$(74)
Foreign exchange (loss) / gain	$(1,229)	$(1,249)
Other income	$5,754	$106
Deferred income tax expense	$(4,223)	$(229)

For the three months ended March 31, 2015, the Kemess Project incurred a net loss of $0.2 million, as compared to a net loss of $2.7 million during the three months ended March 31, 2014. The reasons behind this decrease in net loss are outlined below.

Reclamation recovery includes foreign exchange gains and losses relating to the translation of the reclamation provision. Foreign exchange gains of $1.3 million were recorded in Q1 2015, compared to foreign exchange gains of $0.6 million recorded in Q1 2014. No other reclamation costs or adjustments were incurred in either period.

Care and maintenance costs in Q1 2015 and Q1 2014 were comprised of site overhead and other costs relating to activities at Kemess South, a mine on care and maintenance. Facilities at the Kemess site are being kept on care and maintenance pending a production decision on the Kemess Underground Project. These costs, which are primarily denominated in Canadian dollars, decreased by $0.1 million quarter over quarter primarily due to a weaker Canadian dollar relative to the US dollar.

General and administrative costs include expenses relating to the overall management of the business, such as travel and professional fees, and include an allocation of the costs incurred at the AuRico corporate offices as these costs were shared by both AuRico and the Kemess Project. General and administrative costs also include share-based compensation costs for key employees of the Kemess Project. During Q1 2015, the Kemess Project incurred general and administrative costs of $0.3 million, a decrease of $0.1 million quarter over quarter, primarily due to a weaker Canadian dollar relative to the US dollar.

Finance costs include accretion expense on the Kemess Project’s reclamation liabilities, which is recorded after the effect of discounting future cash flows. This expense varies depending on the size of the liability and the movement of interest rates.

During Q1 2015, the Kemess Project realized foreign exchange losses of $1.2 million, consistent with Q1 2014. The losses relate primarily to the Kemess Project’s Canadian dollar denominated restricted cash and tax receivables, and arose due to the weakening of the Canadian dollar in both periods. The foreign exchange gain from translation of the reclamation provision was recognized in reclamation recovery, as discussed above. Foreign exchange gains from the translation of deferred income tax assets and liabilities were recognized in deferred income tax recovery.

Other income in Q1 2015 was comprised of a $5.3 million gain on the termination of the Fosterville, Leviathan and Stawell retained interest royalties, as well as $0.3 million of income from the Fosterville, Leviathan and Stawell net smelter return royalties. No income from either of these royalties was recognized in the comparative period.

During Q1 2015, the Kemess Project recognized a deferred tax expense of $4.2 million, a $4.0 million increase over Q1 2014. The increase in deferred tax expense is primarily due to the change in the taxable temporary difference related to these royalties as a result of the termination of the previous retained interest royalty arrangements. Therefore, a deferred income tax expense was recognized during Q1 2015 related to these assets. The remainder of the difference is due to the impact of foreign exchange on the temporary differences that exist for non-monetary assets.

6

KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)

	As at	As at
	March 31	December 31
	2015	2014

Current assets	$8,045	$8,610	Current assets declined during the period primarily due to a decline in cash, partially offset by an increase in receivables.

Long-term assets	130,828	142,792

Long term assets declined during the period primarily due to a decline in intangible assets. This decline was due to the termination of the Fosterville, Leviathan and Stawell retained interest royalty, with a net book value of $20.7 million. Partially offsetting this decline was the recognition of net smelter royalties on the Fosterville and Stawell mines, which increased intangible assets by $8.9 million.

Total assets	$138,873	$151,402

Current liabilities	$2,008	$1,268	The increase in current liabilities is due to an increase in trade payables and accrued liabilities during the quarter.

Long-term liabilities	28,049	25,389

The increase in long-term liabilities is due to an increase in deferred income tax liabilities at March 31, 2015. The increase in deferred tax liabilities was due to additional deferred tax liabilities recognized on the net smelter royalties during the quarter, as well as the impact of foreign exchange. Partially offsetting this increase was a decline in the Canadian-denominated reclamation provision, which was due to a weakening Canadian dollar.

Total liabilities	$30,057	$26,657

Owner’s net investment	$108,816	$124,745	The decline in owner’s net investment is due to distributions to the owner during the first quarter of 2015.

7

KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

As the Kemess Project has been engaged entirely in the development of exploration properties, it has not generated any operating revenues and has relied primarily on funding from AuRico. Under the Arrangement, the Kemess Project will be funded with cash in an amount equal to $20 million, less the Converted Committed Amount, and the proceeds from the 1.5% NSR on AuRico’s Young-Davidson mine, and, subject to the rights above, the Fosterville, Leviathan and Stawell royalties (or if Fosterville, Leviathan and Stawell exercise their right of first refusal in respect of the royalties by AuRico to AuRico Metals Inc., the proceeds received by AuRico in connection therewith). Management expects that these funds will be sufficient to support operations in the near term.

The Kemess Project has no debt.

CONTRACTUAL OBLIGATIONS

Other than the balance of trade payables and accrued liabilities recognized on its March 31, 2015 balance sheet, the Kemess Project does not have any significant contractual obligations.

FINANCIAL INSTRUMENTS

In the normal course of operations, the Kemess Project is exposed to credit risk, liquidity risk, commodity price risk and foreign currency exchange rate risk. There risks are reviewed and monitored regularly. The Kemess Project did not have any derivative instruments outstanding at March 31, 2015.

OFF-BALANCE SHEET ARRANGEMENTS

The Kemess Project does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

There were no related party transactions during the three months ended March 31, 2015 and 2014.

As of the date of the Management Information Circular, the Kemess Project is wholly owned by AuRico.

EVENTS AFTER THE REPORTING PERIOD

Except with respect to the Arrangement discussed above in Overview of the Business, as of the date of this MD&A, there are no reportable subsequent events.

RISKS AND UNCERTAINTIES

The Kemess Project’s operations contain significant risk due to the nature of mining, exploration and development activities. There were no changes in the Kemess Project’s exposure to risks and other uncertainties, including those related to the mining industry in general or as described in the Kemess Project’s Management’s Discussion and Analysis for the years ended December 31, 2014 and 2013, during the first three months of 2015.

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The critical estimates and judgments applied in the preparation of the Kemess Project’s interim carve-out financial statements for the three months ended March 31, 2015 are consistent with those applied and disclosed in the Kemess Project’s Carve-Out Financial Statements for the years ended December 31, 2014 and 2013. For details of these estimates and judgments please refer to the Kemess Project and Royalties Carve-Out Financial Statements and Management’s Discussion and Analysis for the years ended December 31, 2014 and 2013.

8

KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

STANDARDS ISSUED BUT NOT YET ADOPTED

For the purposes of preparing and presenting the Kemess Project’s interim carve-out financial statements, all applicable standards and interpretations issued have been adopted other than those discussed below. These standards have not been adopted because they are not effective until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Effective
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2016
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments clarify materiality guidance, aggregation and disaggregation of items in the statement of financial position, aggregation of an entity’s share of other comprehensive income of equity-accounted associates and joint ventures, and guidance on ordering of financial statement notes. These amendments are effective for annual periods beginning on or after January 1, 2016. The Kemess Project is currently evaluating the impact of these amendments on its carve-out financial statements.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Kemess Project’s carve-out financial statements as revenue-based depreciation or amortization methods are not used.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Kemess Project will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Kemess Project’s expansion plans, project timelines, production plans, expected drilling targets, expected level of capital expenditures, forecasted cash shortfalls and the Kemess Project’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar and U.S. dollar); the impact of inflation; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; uncertainty with the Kemess Project’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada and other jurisdictions in which the Kemess Project does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Kemess Project, as well as those factors discussed under “Risk Factors” in the Management Information Circular.

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KEMESS PROJECT AND ROYALTIES
Q1 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Kemess Project disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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KEMESS PROJECT AND ROYALTIES
Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the years ended December 31, 2014 and 2013

KEMESS PROJECT AND ROYALTIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

OVERVIEW OF THE BUSINESS	3
ADOPTION OF IFRS	4
OVERVIEW OF THE PROJECTS	4
OVERVIEW OF THE ROYALTIES	5
REVIEW OF ANNUAL FINANCIAL RESULTS	6
FINANCIAL CONDITION	8
LIQUIDITY AND CAPITAL RESOURCES	9
CONTRACTUAL OBLIGATIONS	9
FINANCIAL INSTRUMENTS	9
OFF-BALANCE SHEET ARRANGEMENTS	9
TRANSACTIONS WITH RELATED PARTIES	9
EVENTS AFTER THE REPORTING PERIOD	10
RISKS AND UNCERTAINTIES	10
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	11
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	13

KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 22, 2015, relates to the financial condition and results of the operations of the Kemess Project and Royalties, and should be read in conjunction with the Kemess Project and Royalties’ audited carve-out financial statements as at December 31, 2014, 2013 and 2012, and January 1, 2012, and for the years ended December 31, 2014, 2013 and 2012, and notes thereto (“the carve-out financial statements”), which are included elsewhere in this Management Information Circular. The carve-out financial statements have been prepared applying the principles in International Financial Reporting Standards (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

On April 12, 2015, AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”) entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which AuRico will acquire all of the outstanding securities of Alamos and thereafter the companies will be combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a new intermediate gold producer (“Amalco”).

In accordance with the Arrangement, a new company (“AuRico Metals Inc.”) will be created to hold the following:

(i)

the Kemess Project (as defined below), including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project;

(ii)	certain AuRico trade-marks;

(iii)	cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project;

(iv)	cash in an amount equal to $20 million less the Converted Committed Amount (as defined below);

(v)	cash in an amount equal to the Converted Committed Amount (which amount must be spent by AuRico Metals Inc. as agent and on behalf of Amalco on Canadian exploration expense);

(vi)

certain royalties, including a 1.5% net smelter return royalty on AuRico’s Young-Davidson mine (the Y-D Royalty”), and AuRico’s Fosterville, Leviathan and Stawell net smelter return royalties (see “Liquidity and Capital Resources”); and

(vii)	the property and assets set forth in the Arrangement Agreement and such other property or assets as AuRico and Alamos may agree.

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount is due and payable to AuRico Metals on the effective date of the Arrangement and must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

If Amalco does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-In Committed Amount). If Amalco does receive the earn-in interest, Amalco and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Amalco earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Amalco’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Amalco will retain 4.9% of the AuRico Metals common shares and the remaining 95.1% of the AuRico Metals shares will be distributed by Amalco to holders of Class A common shares pro rata to their holdings of Class A common shares.

The Arrangement is subject to government and regulatory approvals, approval by the Toronto Stock Exchange and New York Stock Exchange and approval by AuRico and Alamos shareholders, and Alamos must be continued under the Business Corporations Act (Ontario). In addition, the Court must grant final order approving the Arrangement, all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party, and the articles of arrangement in the form prescribed by the Business Corporations Act (Ontario) must be filed with the Director appointed pursuant to Section 278 of the Business Corporations Act (Ontario).

The carve-out financial statements have been prepared for the specific purpose of inclusion in the joint management information circular dated May 22, 2015 (the “Management Information Circular”). They reflect the financial position, statement of operations and comprehensive loss, equity and cash flows related to the Kemess Project, the Fosterville, Leviathan and Stawell net smelter royalties, and other assets which are intended to be transferred to AuRico Metals from AuRico under the Arrangement (together, the “Kemess Project and Royalties” or the “Kemess Project”). As AuRico has not historically prepared financial statements for the Kemess Project and the Kemess Project is not a legal entity, the carve-out financial statements have been prepared from the financial records of AuRico on a carve-out basis. The Carve-out Balance Sheets include all assets and liabilities directly attributable to the Kemess Project. The Carve-out Statement of Operations and Comprehensive Loss for each of the years ended December 31, 2014, 2013 and 2012 reflect all expenses and other income directly attributable to the Kemess Project and an allocation of AuRico’s general and administrative expenses incurred in each of those years, as these expenditures were shared by the Kemess Project and AuRico. In some instances, certain expenses were not allocated as they would have related directly to AuRico. The allocation of general and administrative expenses was completed using time surveys provided by AuRico personnel who share their time between the Kemess Project and other AuRico operations. The Kemess Project opening equity at January 1, 2012 has been calculated by applying the same allocation principles outlined above to the cumulative transactions related to the transferred mineral properties from the date of acquisition of the properties by AuRico.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

The carve-out financial statements have been prepared based upon the historical cost amounts recorded by AuRico. These carve-out financial statements may not be indicative of the Kemess Project financial performance and do not necessarily reflect what its results of operations, financial position and cash flows would have been had the Kemess Project operated as an independent entity during the years presented.

The objective of this MD&A is to provide the reader with an analysis of the historical assets, liabilities, revenues and operating expenses of the Kemess Project for the above mentioned periods.

ADOPTION OF IFRS

The audited carve-out financial statements referenced in this MD&A are the Kemess Project’s first carve-out financial statements prepared in accordance with IFRS, and the Kemess Project adopted IFRS in accordance with IFRS 1, First-Time Adoption of International Reporting Standards. An explanation or reconciliation of how the transition to IFRS has affected the financial information is not required and has not been presented as the Kemess Project has not presented carve-out financial statements in previous periods. The date of transition to IFRS was January 1, 2012.

OVERVIEW OF THE PROJECTS

The Kemess Underground Project and Kemess East Project, located in northern British Columbia, are the Kemess Project’s primary projects. The advancement of these two projects will be the Kemess Project’s primary focus. Upon completion of the Arrangement, the Kemess Project will have cash in an amount equal to $20 million, less the Converted Committed Amount, available to fund further exploration and the development of the Kemess Underground and Kemess East projects. Future exploration and development are expected to be financed through existing funds, proceeds from the Young-Davidson, Fosterville, Leviathan and Stawell royalties, and through debt or equity financing methods deemed appropriate by management.

KEMESS SITE

The Kemess site includes infrastructure from the past producing Kemess South mine. The existing site is currently on care and maintenance pending the completion of the permitting and feasibility of the projects described below. The current infrastructure has crushing and milling capacity up to 25,000 tonnes per day and also includes a warehouse, administration building, electrical substation, maintenance shop and other facilities required to resume production. Power at the site is available directly from the BC Hydro grid via a 380 kilometre power line owned by the Kemess Project.

At December 2014, the Kemess Project has posted a security bond of CAD $18.52 million in connection with the Kemess South site closure plan, which has been presented as restricted cash on the carve-out balance sheets.

KEMESS UNDERGROUND PROJECT

The Kemess Underground project is a gold and copper project located in northern British Columbia, Canada. The project is located six kilometres north of the former Kemess South open pit mine, which was in operation from 1998 to 2011. Previously called Kemess North, it has been renamed Kemess Underground Project to distinguish from the project that was previously proposed. On March 25, 2013, the AuRico released the results of a feasibility study on the Kemess Underground Project which added 1.8 million gold ounces and 619 million pounds of copper to mineral reserves, 854 thousand gold ounces and 347 million pounds of copper to indicated resources, and 125 thousand gold ounces and 46 million pounds of copper to inferred resources.

The 2013 feasibility study undertaken by SRK Consulting (Canada) Inc., determined positive economics for a 9.0 million tonne per annum block cave underground mine. The original 43-101 technical report was filed on SEDAR on April 1, 2013. A revised technical report, which includes the Kemess East Project discussed below, was filed on SEDAR on February 19, 2015. The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage in the Kemess South open pit.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Kemess Underground Project is currently undergoing a Substituted Environmental Assessment led by the British Columbia Environmental Assessment Office on behalf of both the province of British Columbia and the Canadian Environmental Assessment Agency, the latter of which is on behalf of the Federal Government of Canada. This review is currently in the pre-Application stage (the second of three phases) of the environmental assessment process and AuRico anticipates receiving the Application Information Requirements (“AIR”) in June 2015, a key milestone in the environmental assessment process. The Environmental Application (“EA”) will then be prepared in accordance with the AIR. Based on the current timeline it is expected that the EA will be submitted in very early 2016. Once submitted the EA undergoes a 30 day screening (in order to ascertain that the EA complies with certain information requirements) and if the EA is compliant with the AIR there is a 180 day review period during which time comments are received, addressed and incorporated into the Final Assessment Report. This is then delivered to both the provincial and federal ministers for their respective decisions. These decisions must be announced within 45 days.

There are currently no mining operations or mine development activities at site and on-site activities are restricted to care and maintenance until a time at which a decision is made to proceed with the development and production from the proposed Kemess Underground Project.

Future plans

Assuming completion of the Arrangement, AuRico Metals is expected to have high quality assets in Kemess and the various royalties, underpinned by cash in an amount equal to $20 million less the Converted Committed Amount. AuRico Metals’ primary objective will be to create wealth from these assets for shareholders and value for its other stakeholders, including the communities around the Kemess Project. Kemess is a unique asset with significant potential given its ability to utilize infrastructure from the past producing Kemess South mine, its advanced stage, moderate capital expenditure requirements when compared to many other projects, and the stable jurisdiction in which it is located. AuRico Metals’ initial royalties are also located in stable jurisdictions and each of Young-Davidson, Fosterville, and Stawell are currently producing mines. Both Young-Davidson and Fosterville have large resource endowments that are expected to deliver significant returns over a long mine life. AuRico Metals will also consider additional opportunities to grow shareholder value through the acquisition of royalties and by making direct or indirect investments.

KEMESS EAST PROJECT

The Kemess East Project is an early stage exploration project located one kilometre east of the Kemess Underground deposit and 6.5 kilometres north of the Kemess mill facility. Prior to 2005, regional exploration was restricted to shallow targets on the Kemess Property. In 2005 the discovery of deep mineralization immediately east of the Kemess North deposit, the Offset Zone, led to subsequent geophysical surveys and drilling programs targeting deep mineralization. As AuRico was completing the 2013 Kemess Underground Feasibility Study, it was decided to re-commence an exploration program in the Kemess East area of the Kemess property. On January 21, 2015, AuRico issued a press release outlining the results of exploration drilling at the Kemess East Project which added 939 thousand gold ounces and 504 million pounds of copper to indicated resources, and 1.4 million gold ounces and 871 million pounds of copper to inferred resources.

Future plans

The Kemess East Project has received an approved Notice of Work issued by the Province of British Columbia and an Exploration Agreement has been finalized with the Tse Keh Nay (a self-identified group of three First Nations within whose traditional territory the Kemess Project is located), both of which have a two year term. Work is currently underway clearing snow and opening up access roads in order to commence a diamond drill program that is scheduled to begin on June 1, 2015 and finish in October 2015. Four drills will be used with the primary focus being definition of the ultimate size of the known deposit, increasing the confidence in the currently defined deposit, testing additional targets on the Kemess property and geotechnical work related to the Kemess Underground Project. This program will be about 25,000-30,000 metres of diamond drilling. AuRico plans to spend approximately $6 million on further drilling at Kemess East in 2015 to upgrade and expand the resource announced earlier this year.

OVERVIEW OF THE ROYALTIES

The Fosterville, Leviathan and Stawell net smelter return (“NSR”) royalties are comprised of a 2% NSR on the Fosterville mine effective January 17, 2015 and a 1% NSR on the Stawell mine (includes the Leviathan royalty), effective on the earlier of January 1, 2016 and the date after which 10,000 ounces have been produced from the Big Hill Project. Each of these royalties is subject to rights of first refusal (“ROFR”) and rights of first offer (“ROFO”) under certain circumstances. . AuRico does not believe that these rights apply to the transactions contemplated by the Arrangement. However, should AuRico’s view not prevail and if the royalty payor exercises these rights in connection with the arrangement, AuRico Metals will not acquire these royalties, but will instead receive the consideration received by AuRico in respect of the royalty payor exercising their ROFR or ROFO.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

(in thousands)

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2014	2013	2012
Net loss and comprehensive loss	$(19,432)	$(7,315)	$(10,084)
Total assets	$151,402	$173,737	$169,855
Total liabilities	$26,657	$29,537	$31,586
Operating expenses
Reclamation (recovery) / expense	$(993)	$(2,133)	$6,792
Care and maintenance costs	$5,965	$6,604	$7,446
General and administrative expense	$1,428	$1,444	$939
Other items
Finance costs	$(365)	$(236)	$(240)
Foreign exchange (loss) / gain	$(2,288)	$(2,298)	$1,106
Other (loss) / income	$(10,830)	$660	$581
Deferred income tax recovery	$451	$474	$3,646

2014 versus 2013

For the year ended December 31, 2014, the Kemess Project incurred a net loss of $19.4 million, as compared to a net loss of $7.3 million during the year ended December 31, 2013. The reasons behind this increase in net loss are outlined below.

Reclamation (recovery) / expense represents the loss or gain on adjustment of the Kemess Project reclamation provision at the end of each period. During 2014, an increase in the reclamation liability resulted in a $0.4 million expense, which was offset by a $1.4 million foreign exchange gain on the translation of the reclamation provision to USD. During 2013, a reduction in the reclamation liability resulted in a $0.9 million recovery and a further $1.2 million foreign exchange gain was recognized on translation of the reclamation provision.

Care and maintenance costs were comprised of site overhead and other costs relating to activities at the former Kemess South mine. Facilities at the Kemess site are being kept on care and maintenance pending the outcome of the Kemess Underground Project. During the year ended December 31, 2014, the Kemess Project incurred care and maintenance costs of $6.0 million, a decrease of $0.6 million over 2013 when care and maintenance costs of $6.6 million were incurred. This decrease in care and maintenance costs was primarily the result of a weakening Canadian dollar, lower contractor fees and lower consumables usage.

General and administrative costs include expenses relating to the overall management of the business, such as travel and professional fees, and include an allocation of the costs incurred at the AuRico corporate offices as these costs were shared by both AuRico and the Kemess Project. General and administrative costs also include share-based compensation costs for key employees of the Kemess Project. During 2014, the Kemess Project incurred general and administrative costs of $1.4 million, which was consistent with the prior year.

Finance costs include accretion expense on the Kemess Project’s reclamation liabilities, which is recorded after the effect of discounting future cash flows. This expense varies depending on the size of the liability and the movement of interest rates.

During 2014, foreign exchanges losses of $2.3 million were consistent with the prior year. The losses in both years arose from the weakening of the Canadian dollar, and the resulting impact on the Kemess Project’s monetary assets, which include Canadian dollar restricted cash and tax receivables. The foreign exchange gain from translation of the reclamation provision was recognized in reclamation recovery, as discussed above. The foreign exchange gains from the translation of deferred income tax assets and liabilities was recognized in deferred income tax recovery.

Other (loss) / income in 2014 is comprised primarily of amortization charges on the Fosterville, Leviathan and Stawell royalties of $13.3 million, partially offset by royalty income of $2.5 million. During the year ended December 31, 2013, no amortization or income was recognized.

During 2014, the Kemess Project recognized a deferred tax recovery of $0.5 million, which was consistent with the recovery recognized in 2013. In both years, the deferred income tax recovery was primarily due to foreign exchange gains realized on the translation of the deferred tax liability.

2013 versus 2012

For the year ended December 31, 2013, the Kemess Project incurred a net loss of $7.3 million, as compared to a net loss of $10.1 million during the year ended December 31, 2012. The reasons behind this increase in net loss are outlined below.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

Reclamation (recovery) / expense represents the loss or gain on adjustment of the Kemess Project reclamation provision at the end of each period. During 2013, a reduction in the reclamation provision resulted in a $2.1 million recovery, compared to during 2012, when an increase in the estimated reclamation provision resulted in a $6.8 million loss. The loss recognized in the 2012 year was primarily as a result of additional expenditures incurred in completing reclamation of the Kemess South tailings facility which were not previously provided for.

Care and maintenance costs were comprised of site overhead and other costs relating to activities at the former Kemess South mine. During the year ended December 31, 2013, the Kemess Project incurred care and maintenance costs of $6.6 million, a decrease of $0.8 million over 2012, when care and maintenance costs of $7.4 million were incurred. This decrease in care and maintenance expense was primarily the result of a weakening Canadian dollar, lower salaries and benefits expense and a decrease in site travel.

General and administrative costs include expenses relating to the overall management of the business, such as travel and professional fees, and include an allocation of the costs incurred at the AuRico corporate offices as these costs were shared by both AuRico and the Kemess Project. General and administrative costs also include share-based compensation costs for key employees of the Kemess Project. During 2013, the Kemess Project incurred general and administrative costs of $1.4 million, an increase of $0.5 million from in 2012. The higher expense in 2013 is primarily due to fewer mines owned by AuRico, which resulted in more time spent on the remaining projects after the completion of asset disposals in 2012.

Finance costs include accretion expense on the Kemess Project’s reclamation provision, which is recorded after the effect of discounting future cash flows. This expense varies depending on the size of the liability and the movement of interest rates.

During 2013, the Kemess Project recognized a $2.3 million foreign exchange loss, compared to a $1.1 million foreign exchange gain in 2012. Foreign exchange losses recognized in 2013 were due to the weakening of the Canadian dollar, as described above. In 2012, the Canadian dollar strengthened.

Other (loss) / income in 2013 and 2012 is comprised of interest earned on cash balances, including the reclamation bond, as well as gains on the sale of spare parts and equipment.

During 2013, the Kemess Project recognized a deferred tax recovery of $0.5 million, compared to a deferred tax recovery of $3.6 million in 2012. The recovery in 2012 was primarily driven by additional deferred tax assets generated during 2012 as a result of the taxable loss recognized during the year, which were used to offset existing deferred tax liabilities.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)

	As at	As at	As at
	December 31	December 31	December 31
	2014	2013	2012

Current assets	$8,610	$23,667	$24,871

The decline in current assets during 2014 as compared to both 2013 and 2012 was primarily due to the collection of income taxes receivable during the year, partially offset by a $1.1 million increase in cash. Current assets were consistent between December 31, 2013 and 2012.

Long-term assets	142,792	150,070	144,984

The decline in long-term assets during 2014 is primarily due to the $13.3 million in amortization on the Fosterville, Leviathan and Stawell intangible assets, partially offset by capital expenditures during the year. The increase in long-term assets between 2013 and 2012 was due to capital expenditures during the year.

Total assets	$151,402	$173,737	$169,855

Current liabilities	$1,268	$2,824	$2,339

The decline in current liabilities during 2014 was due to a decline in accounts payable. The increase in current liabilities during 2013 was due to an increase in accounts payable, partially offset by a decline in the current portion of reclamation provisions.

Long-term liabilities	25,389	26,713	29,247

The decline in long-term assets during 2014 was primarily due to the weakening of the Canadian dollar. The decline during 2013 is due to a reduction on deferred tax liabilities, as well as payments made to settle provisions during the year.

Total liabilities	$26,657	$29,537	$31,586

Owner’s net investment	$124,745	$144,200	$138,269

The change in owner’s net investment in 2014 is primarily due to proceeds realized on the collection of tax receivables distributed to the owner, as well as net losses realized during the year. The change in 2013 is due to contributions from the owner during the year, as well as the net loss realized during the year.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

As the Kemess Project has been engaged entirely in the development of exploration properties, it has not generated any operating revenues and has relied primarily on funding from AuRico. Under the Arrangement, the Kemess Project will be funded with cash in an amount equal to $20 million, less the Converted Committed Amount, and the proceeds from the 1.5% NSR on AuRico’s Young-Davidson mine, and, subject to the rights above, the Fosterville, Leviathan and Stawell royalties (or if Fosterville, Leviathan and Stawell exercise their right of first refusal in respect of the royalties by AuRico to AuRico Metals Inc., the proceeds received by AuRico in connection therewith). Management expects that these funds will be sufficient to support operations in the near term.

The Kemess Project has no debt.

CONTRACTUAL OBLIGATIONS

Other than the balance of trade payables and accrued liabilities recognized on its December 31, 2014 balance sheet, the Kemess Project does not have any significant contractual obligations.

FINANCIAL INSTRUMENTS

In the normal course of operations, the Kemess Project is exposed to credit risk, liquidity risk, commodity price risk and foreign currency exchange rate risk. There risks are reviewed and monitored regularly. The Kemess Project has not entered into any financial instruments in order to manage the risks noted below.

Commodity price risk

The future profitability of the Kemess Project’s mining operations will be significantly affected by changes in the market price for gold, silver and copper. These prices fluctuate on a daily basis and are affected by numerous factors beyond the Kemess Project’s control. Supply and demand, the level of interest rates, the rate of inflation, investment decisions by large holders, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold, silver and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments.

There has been no change to the Kemess Project’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency exchange rate risk

The Kemess Project is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars. These potential currency fluctuations could have a significant impact on operating costs and thereby, the profitability of the Kemess Project. The Kemess Project is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Kemess Project’s credit risk is limited to the carrying amount on the balance sheet. Cash and restricted cash is placed with high quality financial institutions.

Liquidity risk

Liquidity risk is the risk that the Kemess Project will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Kemess Project manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. See Liquidity and Capital Resources above.

OFF-BALANCE SHEET ARRANGEMENTS

The Kemess Project does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

There were no related party transactions during the years ended December 31, 2014 and 2013.

As of the date of the Management Information Circular, the Kemess Project is wholly owned by AuRico.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

EVENTS AFTER THE REPORTING PERIOD

In addition to the Arrangement discussed above in Overview of the Business, events after the reporting period are outlined below.

On May 4, 2012, AuRico contributed a retained interest royalty on the Fosterville and Stawell mines (collectively, the “Australian Operations”) owned by Crocodile Gold Corporation (“Crocodile Gold”) to the Kemess Project. Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing reached $60 million Canadian dollars (“CAD”), the Kemess Project would receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Kemess Project would receive 20% of any cumulative free cash flow in excess of CAD $120 million.

On January 14, 2015, following receipt of regulatory approval, the Kemess Project and Crocodile Gold terminated the retained interest royalty. As consideration for the termination of the retained interest royalty, the Kemess Project received cash proceeds of $16.7 million (CAD $20.0 million) upon closing and was granted a net smelter return royalty of 2% from the Fosterville mine and 1% from the Stawell mine (includes the Leviathan royalty). The net smelter return royalties were recognized as intangible assets at their estimated fair values of $9.2 million in aggregate at the date of acquisition, and a gain of $5.2 million, resulting from the termination of the retained interest royalty, was recognized in other income in the three months ended March 31, 2015.

RISKS AND UNCERTAINTIES

The Kemess Project’s operations contain significant risk due to the nature of mining, exploration and development activities. Certain risk factors below are related to the mining industry in general, while others are specific to the Kemess Project. Included in the risk factors below are details on how management seeks to mitigate the risks wherever possible.

NATURE OF MINING AND MINERAL EXPLORATION

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among others, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that additional mineral rights will be successfully acquired. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Kemess Project will result in profitable commercial mining operations. The profitability of operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Kemess Project’s control, which could have a material adverse effect on the Kemess Project’s business. Mining involves various types of risks and hazards, including, but not limited to: environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the insurance is maintained against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Kemess Project may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Kemess Project personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization can be mined or processed profitably. Mineralization estimates for the Kemess Project’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Kemess Project’s ability to extract this mineralization, could have a material adverse effect on the results of operations or financial condition.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

ENVIRONMENTAL LAWS AND REGULATIONS

The Kemess Project’s exploration and production activities in Canada are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Kemess Project and may cause material changes or delays in intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Kemess Project’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Kemess Project’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on its properties, require certain permits and licenses from various levels of governmental authorities. The Kemess Project may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Kemess Project.

UNCERTAINTIES OF TITLE

The Kemess Project cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Kemess Project’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Kemess Project’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Kemess Project being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Kemess Project’s future mining operations will be significantly affected by changes in the market prices for gold and copper. Gold and copper prices fluctuate on a daily basis and are affected by numerous factors beyond the Kemess Project’s control. The supply and demand for gold and copper, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and copper, and stability of exchange rates can all cause significant fluctuations in gold and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The prices of gold and copper have fluctuated widely and future serious price declines could cause continued development and commercial production to be impractical. Depending on the prices of gold and copper, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and copper prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

Economic viability of future production from the Kemess Project’s mining properties, if any, is dependent upon the prices of gold and copper.

In addition to adversely affecting any reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Kemess Project’s carve-out financial statements applying the principles in IFRS requires management to make estimates and judgments that affect the amounts reported in the carve-out financial statements and accompanying notes. The following is a list of the accounting policies that the Kemess Project believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

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2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

(i)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Kemess Project records the value of a reclamation obligation in the financial statements when it is incurred, and records the amount as an expense. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the property upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Kemess Project prepares estimates of the timing and expected value of future cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. Future changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: changes in the quantities of material in reserves and a corresponding change in the life of mine plan and changes in laws and regulations governing the protection of the environment. Significant estimates are made in calculating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to twenty years and the assessment of the extent of any necessary environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

(ii)	Retained interest royalty

The Kemess Project makes estimates of amounts receivable in order to value the retained interest royalty. Future amounts receivable under these arrangements will be impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, future foreign exchange rates, as well as related operating and capital expenditures required to sustain that production.

(iii)	Deferred income taxes and valuation allowances

The Kemess Project is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes.

Each period, the Kemess Project evaluates the likelihood of whether or not some portion or all of each deferred income tax asset and investment tax credits will be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, gold and copper prices, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(iv)	Asset impairment evaluations

The Kemess Project reviews the carrying values of its long-term assets when indicators of impairment exist which may indicate that the carrying values may be impaired. If an indication of impairment exists, the recoverable amount of the asset is estimated. An impairment loss is recognized when the carrying amount of the asset is in excess of its recoverable amount. The recoverable amount is the greater of the assets fair value less costs to sell and its value in use. Various estimates and assumptions are used by management in the determination of an assets fair value.

The Kemess Project assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Kemess Project estimates the recoverable amount of that asset. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized in prior years.

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KEMESS PROJECT AND ROYALTIES
2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

STANDARDS ISSUED BUT NOT YET ADOPTED

For the purposes of preparing and presenting the Kemess Project’s interim carve-out financial statements, all applicable standards and interpretations issued have been adopted other than those discussed below. These standards have not been adopted because they are not effective until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Effective
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2016
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments clarify materiality guidance, aggregation and disaggregation of items in the statement of financial position, aggregation of an entity’s share of other comprehensive income of equity-accounted associates and joint ventures, and guidance on ordering of financial statement notes. These amendments are effective for annual periods beginning on or after January 1, 2016. The Kemess Project is currently evaluating the impact of these amendments on its carve-out financial statements.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Kemess Project’s carve-out financial statements as revenue-based depreciation or amortization methods are not used.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Kemess Project will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Kemess Project’s expansion plans, project timelines, production plans, expected drilling targets, expected level of capital expenditures, forecasted cash shortfalls and the Kemess Project’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar and U.S. dollar); the impact of inflation; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; uncertainty with the Kemess Project’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada and other jurisdictions in which the Kemess Project does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Kemess Project, as well as those factors discussed under “Risk Factors” in the Management Information Circular.

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2014 MANAGEMENT’S DISCUSSION AND ANALYSIS

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Kemess Project disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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APPENDIX I - AURICO METALS INCENTIVE PLANS

AURICO METALS INC.

LONG-TERM INCENTIVE PLAN

1.	PURPOSE

The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as directors, officers, employees and consultants of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

2.	DEFINITIONS AND INTERPRETATION

2.1	Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:

“Addendum” means the addendum for US Taxpayers (as defined in the Addendum) attached hereto as Addendum A - Special Provisions Applicable to US Taxpayers and forming part of the Plan;

“affiliate” means an “affiliated company” determined in accordance with the Securities Act (Ontario) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

“associate” means an “associate” determined in accordance with the Securities Act (Ontario);

“Award” means an Option, Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit granted under the Plan (as applicable);

“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, an RSU Award Agreement and/or a DSU Award Agreement (as applicable);

“Blackout Period” means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario, Canada;

“Canadian Taxpayer” means a Participant (other than a consultant) liable to pay income taxes in Canada as a result of the receipt of an Award or the settlement thereof;

“Change in Control” means the occurrence of any one or more of the following events:

(a)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(b)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(c)

any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(d)	the sale, transfer or other disposition of all or substantially all of the assets of the Corporation;

(e)	as a result of or in connection with:

(i) the contested election of directors; or

(ii) a transaction referred to in paragraph (a) of this definition of “Change in Control”,

the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Directors;

(f)	the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its affiliates that has occurred or is immanent is a Change in Control,

and for purposes of the foregoing, “voting securities” means the Shares and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

“consultant” means a person, other than a director, officer or employee of the Corporation or of any subsidiary of the Corporation, that:

(a)	is engaged to provide bona fide services to the Corporation or subsidiary, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract with the Corporation or subsidiary; and

(c)	spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or subsidiary;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner, and, for greater certainty, includes consultants who provide outsourced or contract labour to the Corporation or a subsidiary, and employees of such consultants;

“Corporation” means AuRico Metals Inc., a corporation existing under the laws of Ontario;

“Deferred Annual Amount” has the meaning ascribed thereto in Section 8.1(b);

“Deferred Share Unit” means a deferred share unit granted in accordance with Section 8.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Deferred Share Unit;

“Disability” means a medical condition that would qualify a Participant for benefits under a long-term disability plan of the Corporation or a subsidiary of the Corporation;

“Dividend Equivalents” means the right, if any, granted under Section 14, to receive payments in cash or in Shares, based on dividends declared on Shares;

“DSU Account” has the meaning ascribed thereto in Section 8.3;

“DSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule D – DSU Award Agreement, setting out the terms and conditions relating to a Deferred Share Unit and entered into in accordance with Section 8.2;

“DSU Separation Date” means, with respect to Deferred Share Units granted to a Participant, the date on which the Participant ceases to be a director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation for any reason, without regard to any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law);

“Effective Date” means •, 2015;

“Eligible Person” means:

(a)	for all Awards other than Stock Options, any director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation who is eligible to receive Awards under the Plan; and

(b)

for Stock Options, any director who is also an officer of the Corporation, officer, employee or consultant of the Corporation or any subsidiary of the Corporation who is eligible to receive Awards under the Plan;

“Grant Date” means the date on which an Award is made to an Eligible Person in accordance with the provisions hereof;

“Insider” means an “insider” determined in accordance with the TSX Company Manual, as such definition may be amended, supplement or replaced from time to time;

“Market Price”, as of a particular date, shall be deemed to be the volume-weighted average trading price of the Shares for the five trading days immediately preceding such date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

“Option” means an option to purchase Shares granted under Section 5.1;

“Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;

“Option Price” has the meaning ascribed thereto in Section 5.2(a);

“Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with the Plan, or his or her Personal Representatives or Permitted Assigns, as the context requires;

“Performance Share Unit” means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Performance Share Unit;

“Permitted Assign” means a “permitted assign” as defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Personal Representative” means:

(a)	in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and

(b)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;

“Plan” means this AuRico Metals Inc. Long-Term Incentive Plan, as amended or amended and restated from time to time;

“PSU Account” has the meaning ascribed thereto in Section 6.3;

“PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;

“PSU Vesting Date” means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 6.2(b);

“Restricted Share Unit” means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Restricted Share Unit;

“Retirement” means:

(a)

in the case of a director or an employee of the Corporation or any subsidiary of the Corporation, retirement as determined in accordance with the retirement policy of the Corporation or subsidiary, as such policy may exist from time to time; and

(b)	in the case of a consultant, the completion of the term of the consultant’s Service Agreement in accordance with its terms (for greater certainty, without being renewed);

“RSU Account” has the meaning ascribed thereto in Section 7.3;

“RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – RSU Award Agreement, setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;

“RSU Vesting Date” means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 7.2(b);

“Security-Based Compensation Arrangement” has the meaning ascribed in Section 613(b) of the Toronto Stock Exchange Company Manual, as amended, amended and restated or replaced from time to time; and shall include:

(a)	stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;

(b)	individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;

(c)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(d)	stock appreciation rights involving issuances of securities from treasury;

(e)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation;

(f)	security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever; and

(g)

for the avoidance of doubt, “Security-Based Compensation Arrangements” shall expressly include the employee share purchase plan of the Corporation; and shall expressly exclude securities issued pursuant to Section 613(c) of the Toronto Stock Exchange Company Manual (Employment Inducements).

“Service Agreement” means any written agreement between a Participant and the Corporation or an subsidiary of the Corporation (as applicable), in connection with that Participant’s employment, service or engagement as a director, officer, employee or consultant or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

“Shares” mean common shares of the Corporation;

“subsidiary” means a “subsidiary” determined in accordance with National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Termination Date” means the date on which the Participant ceases to be actively employed by, ceases to actively perform services to, or ceases to be actively engaged by the Corporation and/or any subsidiary of the Corporation (and not, for greater certainty, the date that is the end of any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law)), without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary of the Corporation;

2.2	Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

2.3	Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

2.4

Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re- enacted from time to time.

2.5

Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award shall be paid in Canadian dollars.

2.6	Addendum: The following addendum is attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Addendum	Title
Addendum A	Special Provisions Applicable to US Taxpayers

2.7	Schedules: The following schedules are attached to, form part of, and shall be deemed to be incorporated in, the Plan:

Schedule	Title
A	Option Award Agreement (including Schedule 1 - Notice of Exercise of Option)
B	PSU Award Agreement (including Schedule 1 - Notice of Settlement of Performance Share Units)
C	RSU Award Agreement (including Schedule 1 - Notice of Settlement of Restricted Share Units)
D – 1	Deferred Share Unit Election Notice
D – 2	DSU Award Agreement, including Schedule 1 - Notice of Settlement of Deferred Share Units

3.	ADMINISTRATION OF THE PLAN

3.1	The Plan shall be administered by the Board.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

	(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

	(c)	to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;

	(d)	to recommend to the Board which Eligible Persons should be granted Awards, subject to the approval of the Board;

	(e)	to recommend to the Board the number of Awards to be awarded to be awarded to Eligible Persons, subject to the approval of the Board;

	(f)	to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);

(g) to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;

(h)

to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form of Option Award Agreements, RSU Award Agreements, DSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and

(i)

subject to Section 13, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.

3.3

Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a committee of the Board, such of the Board’s duties and powers relating to the Plan as the

Board may see fit, subject to applicable law.

3.4

Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.

3.5

Limitation of Liability and Indemnification. No member of the Board or a committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Awards granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a committee of the Board.

4.	SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS

4.1

Shares Subject to Awards. Subject to adjustment under the provisions of Section 10, the aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares outstanding at the time of the granting of the Award (on a non-diluted basis). The Plan is an “evergreen” plan. Accordingly, if the Corporation issues additional Shares in the future the number of Shares issuable under Plan will be increased accordingly.

4.2

Shares Available for Future Grants. Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the Plan and any Shares subject to an Award that is settled in cash and not Shares shall again be available for future Awards under the Plan.

4.3	Insider Participation Limits. The Plan, when combined with all of the Corporation’s other previously established Security Based Compensation Arrangements, shall not result at any time in:

(a) a number of Shares issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Shares; and

(b) a number of Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Shares.

Any entitlement to acquire Shares granted pursuant to the Plan or other Securities Based Compensation Arrangement prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set out in this Section 4.3.

4.4

Outside Director Limit. The Plan, when combined with all of the Corporation’s other previously established Security Based Compensation Arrangements, shall not result at any time in (i) a number of Shares issuable to all non-executive directors of the Corporation exceeding 1% of the issued and outstanding Shares at such time, and (ii) a number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $100,000 per such non-executive director.

4.5

Fractional Shares. No fractional Shares shall be issued upon the exercise of Options or the settlement of Performance Share Units, Restricted Share Units or Deferred Share Units in Shares, and the Board may determine the manner in which fractional share value shall be treated.

5.	OPTIONS

5.1

Grant. Options may be granted to Eligible Persons (excluding, for greater certainty, non-executive directors of the Corporation) at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

5.2

Terms and Conditions of Options. Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

	(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

	(b)	the exercise price per Share subject to each Option (the “Option Price”), which shall in no event be lower than the Market Price on the Grant Date;

(c)

the Option’s scheduled expiry date, which shall not exceed seven years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date shall be seven years from the Grant Date); and

	(d)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.3

Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-third of the number of Shares granted by such Option on each of the first three anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.4

Exercise of Option. Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, substantially in the form attached as Schedule 1 - Notice of Exercise of Option attached to the Option Award Agreement, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof) to the extent provided in the Option Award Agreement:

	(a)	in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or

(b)

if permitted by the Board, by a “cashless exercise” arrangement pursuant to which the Corporation will issue that number of Shares equal to the Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the Market Price, as the denominator.

No certificates for Shares so purchased will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

5.5

Termination of Option Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Option Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, subject to Section 12, Options shall be treated in the manner set forth below:

Reason for Termination	Vesting	Expiry of Option
Death	Unvested Options automatically vest as of the date of death	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death
Disability	Options continue to vest in accordance with the terms of the Option	Options expire on the scheduled expiry date of the Option
Retirement	Options continue to vest in accordance with the terms of the Option	Options expire on the scheduled expiry date of the Option
Resignation	Unvested Options as of the date of resignation automatically terminate and shall be forfeited	Options expire on the earlier of the scheduled expiry date of the Option and three months following the date of resignation
Termination without Cause/Constructive Dismissal - No Change in Control Involved	Unvested Options continue to vest in accordance with the terms of the Option	Options expire on the earlier of scheduled expiry date of the Option and one year following the Termination Date
Change in Control	Options shall vest in accordance with Section 12	Options expire on the scheduled expiry date of the Option
Termination with Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited	Options, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

6.	PERFORMANCE SHARE UNITS

6.1

Grant. Performance Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

6.2

Terms and Conditions of Performance Share Units. Performance Share Units shall be evidenced by a PSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of Performance Share Units to be awarded to the Participant;

(b)

the performance cycle applicable to each Performance Share Unit, which shall be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(c) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which performance cycle, for Canadian Taxpayers, which period of time, for Canadian Taxpayers, shall in no case end later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs;

(c)

the performance criteria, which may include criteria based on the Participant’s personal performance and/or the performance of the Corporation and/or its subsidiaries, that shall be used to determine the vesting of the Performance Share Units;

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with Section 14; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

6.3

PSU Accounts. A separate notional account shall be maintained for each Participant with respect to Performance Share Units granted to such Participant (a “PSU Account”) in accordance with Section 15.3. Performance Share Units awarded to the Participant from time to time pursuant to Sections 6.1 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant’s PSU Account will be cancelled.

6.4

Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each Performance Share Unit shall vest and shall be settled as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any performance criteria having been satisfied.

6.5	Settlement.

(a)

The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Schedule 1 - Notice of Settlement of Performance Share Units attached to the PSU Award Agreement, acknowledged by the Corporation. On settlement, the Corporation shall, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

	(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than the period of time specified in Section 6.2(b).

6.6

Termination of Performance Share Unit Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or PSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Performance Share Units shall be treated in the manner set forth below:

Reason for Termination	Treatment of Performance Share Units
Death

Outstanding Performance Share Units that were vested on or before the date of death shall be settled in accordance with Section 6.5 as of the date of death. Outstanding Performance Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.5 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Participant’s performance for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of death.

Retirement

Outstanding Performance Share Units that were vested on or before the date of Retirement shall be settled in accordance with Section 6.5 as of the date of Retirement. Outstanding Performance Share Units that would have vested

Reason for Termination

Treatment of Performance Share Units on the next vesting date following the date of Retirement shall be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of Retirement.

Disability

Outstanding Performance Share Units as of the date of Disability shall continue to vest and be settled in accordance with Section 6.5 in accordance their terms, based on the Participant’s performance for the applicable performance period(s) up to the date of Disability. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of Disability.

Resignation

Outstanding Performance Share Units that were vested on or before the date of resignation shall be settled in accordance with Section 6.5 as of the date of resignation, after which time the Performance Share Units shall in all respects terminate.

Termination without Cause/Wrongful Dismissal - No Change in Control Involved

Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of the Termination Date. Outstanding Performance Share Units that would have vested on the next vesting date following the Termination Date, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the Participant’s performance for the applicable performance period(s) up to the Termination Date, shall be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Termination Date.

Change in Control	Performance Share Units vest in accordance with Section 12.

Reason for Termination	Treatment of Performance Share Units
Termination of the Participant for Just Cause	Outstanding Performance Share Units (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

7.	RESTRICTED SHARE UNITS

7.1

Grant. Restricted Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Restricted Share Unit for purposes of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

7.2

Terms and Conditions of Restricted Share Units. Restricted Share Units shall be evidenced by an RSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

	(a)	the number of Restricted Share Units to be awarded to the Participant;

(b)

the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs;

	(c)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with Section 14;

(d)

in the case of a Canadian Taxpayer, in respect of each Restricted Share Unit that may be awarded under the RSU Award Agreement, the year in which the services to which the Restricted Share Unit relates were rendered; and

	(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

7.3

RSU Accounts. A separate notional account shall be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an “RSU Account”) in accordance with Section 15.3. Restricted Share Units awarded to the Participant from time to time pursuant to Sections 7.1 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant’s RSU Account will be cancelled.

7.4

Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest and shall be settled when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”). Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest and shall be settled in three approximately equal instalments on the first three anniversaries of the Grant Date.

7.5	Settlement.

(a)

The Restricted Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Schedule 1 - Notice of Settlement of Restricted Share Units attached to the RSU Award Agreement, acknowledged by the Corporation. On settlement, the Corporation shall, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board.[1] No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

	(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than the period of time specified in Section 7.2(b).

7.6

Termination of Restricted Share Unit Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or RSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Restricted Share Units shall be treated in the manner set forth below:

Reason for Termination	Treatment of Restricted Share Units
Death

Outstanding Restricted Share Units that were vested on or before the date of death shall be settled in accordance with Section 7.5 as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.5 as of the date of death, prorated to reflect the actual period between the grant date and the date of death. Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the date of death.

Retirement

Outstanding Restricted Share Units that were vested on or before the date of Retirement shall be settled in accordance with Section 7.5 as of the date of Retirement. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of Retirement shall be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the date of Retirement.

Disability

Outstanding Restricted Share Units as of the date of Disability shall continue to vest and be settled in accordance with Section 7.5 in accordance their terms, after which time the Restricted Share Units shall in all respects terminate.

Resignation

Outstanding Restricted Share Units that were vested on or before the date of resignation shall be settled in accordance with Section 7.5 as of the date of resignation, after which time the Restricted Share Units shall in all respects terminate.

______________________________________
1 For Participants who are US Taxpayers, settlements shall take place in accordance with such further limitations as may be prescribed by the Addendum.

Reason for Termination	Treatment of Restricted Share Units
Termination without Cause/Wrongful Dismissal - No Change in Control Involved

Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date. Outstanding Restricted Share Units that would have vested on the next vesting date following the Termination Date shall be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the Termination Date.

Change in Control	Restricted Share Units vest in accordance with Section 12.
Termination of the Participant for Just Cause	Outstanding Restricted Share Units (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

8.	DEFERRED SHARE UNITS

8.1	Grant.

(a)

Discretionary Deferred Share Units. Deferred Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Deferred Share Unit for purposes of the Plan will be the date on which the Deferred Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

(b)

Mandatory or Elective Deferred Share Units. In addition to the foregoing, on fixed dates established by the Board and subject to such terms and conditions and other procedures as the Board shall determine, pursuant to recommendations of the Board, the Board may require a Participant to defer, or may permit a Participant to elect to defer, receipt of all or a portion of the following amounts payable by the Corporation or any subsidiary of the Corporation:

(i)

Director’s Retainer - in the case of a member of the Board who is not also an officer or employee of the Corporation, an amount equal to all or a portion of his or her annual directors’ retainer payable on account of his or her services as a member of the Board

(which amount shall not include committee chairperson retainers, committee members retainers, Board or committee meeting fees, or special remuneration for ad hoc services rendered to the Board); or

(ii)

Officers’ and Employees’ Annual Incentive - in the case of an officer or employee of the Corporation or any subsidiary of the Corporation (as applicable), an amount equal to all or a portion of his or her annual incentive bonus for a calendar year,

(the “Deferred Annual Amount”), and receive in lieu thereof an Award of Deferred Share Units equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Market Price of one Share on the date of payment of such Deferred Annual Amount. For elective Deferred Share Units, the form of election shall be substantially in the form of the form of Schedule D - 1 - DSU Election Notice.

8.2

Terms and Conditions of Deferred Share Units. Deferred Share Units shall be evidenced by a DSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

	(a)	the number of Deferred Share Units to be awarded to the Participant;

	(b)	for Deferred Share Units awarded under Section 8.1(a):

(i)

the period of time between the Grant Date and the date on which the Deferred Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, subject to Section 8.5(b) for Canadian Taxpayers;

(ii)

any performance criteria, which may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or its subsidiaries, that may be used to determine the vesting of the Deferred Share Units (if applicable); and

(iii) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters;

(c)

in the case of Deferred Share Units awarded to a Canadian Taxpayer, such terms and conditions as may be necessary to meet the requirements of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada); and

	(d)	in the case of Deferred Share Units awarded to a US Taxpayer, such terms and conditions as may be necessary to meet the requirements of US Code Section 409A (as defined in the Addendum).

For greater certainty, each DSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

8.3

DSU Accounts. A separate notional account shall be maintained for each Participant with respect to Deferred Share Units granted to such Participant (a “DSU Account”) in accordance with Section 15.3. Deferred Share Units awarded to the Participant from time to time pursuant to Section 8.1 shall be credited to the Participant’s DSU Account and shall vest in accordance with Section 8.4. On the vesting of the Deferred Share Units pursuant to Section 8.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 8.5, or on the forfeiture and termination of the Deferred Share Units pursuant to the terms of the Award, the Deferred Share Units credited to the Participant’s DSU Account will be cancelled.

8.4

Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or DSU Award Agreement:

	(a)	each Deferred Share Unit awarded under Section 8.1(a) shall vest in accordance with the DSU Award Agreement; and

	(b)	each Deferred Share Unit awarded under Section 8.1(b) shall immediately vest at the time it is credited to the Participant’s DSU Account.

8.5	Settlement.

(a)

The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Schedule 1 - Notice of Settlement of Deferred Share Units attached to the DSU Award Agreement, acknowledged by the Corporation. On settlement, the Corporation shall, for each such vested Deferred Share Unit, deliver to the Participant a cash payment equal to the Market Price of one Share as of the DSU Separation Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the DSU Separation Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Deferred Share Units. The delivery of certificates representing the Shares to be issued in settlement of Deferred Share Units will be contingent upon the fulfillment of any requirements contained in the DSU Award Agreement or applicable provisions of laws.

(b)

Notwithstanding the foregoing, all settlements of Deferred Share Units granted to a Participant who is a Canadian Taxpayer shall take place (i) after the DSU Separation Date; and (ii) by December 31 of the first calendar year that commences after such time.

8.6

Termination of Deferred Share Unit Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or DSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Deferred Share Units shall be treated in the manner set forth below:

Reason for Termination	Treatment of Deferred Share Units
Death

Outstanding Deferred Share Units that were vested on or before the date of death shall be settled in accordance with Section 8.5 as of the date of death. Outstanding Deferred Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 8.5 as of the date of death, prorated to reflect the actual period between the grant date and the date of death. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the date of death.

Retirement

Outstanding Deferred Share Units that were vested on or before the date of Retirement shall be settled in accordance with Section 8.5 as of the date of Retirement. Outstanding Deferred Share Units that would have vested on the next vesting date following the date of Retirement shall be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the date of Retirement.

Disability

Outstanding Deferred Share Units as of the date of Disability shall continue to vest and be settled in accordance with Section 8.5 in accordance their terms,. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the date of Disability.

Resignation

Outstanding Deferred Share Units that were vested on or before the date of resignation shall be settled in accordance with Section 8.5 as of the date of resignation, after which time the Deferred Share Units shall in all respects terminate.

Termination without Cause/Wrongful Dismissal - No Change in Control Involved

Outstanding Deferred Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 8.5 as of the Termination Date. Outstanding Deferred Share Units that would have vested on the next vesting date following the Termination Date shall be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the Termination Date.

Change in Control	Deferred Share Units vest in accordance with Section 12.
Termination of the Participant for Just Cause	Outstanding Deferred Share Units (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

9.	NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS

An Award granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Permitted Assigns or Personal Representatives.

10.	ADJUSTMENTS

10.1

The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

10.2

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

10.3	The adjustments provided for in this Section 10 shall be cumulative.

10.4

On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

11.	PRIORITY OF AGREEMENTS

11.1

Priority of Agreements. In the event of any inconsistency or conflict between the provisions of a Participant’s Award Agreement and the Plan, the provisions of the Plan shall prevail with respect to such Participant. In the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) a Participant’s Service Agreement, the provisions of the Participant’s Service Agreement shall prevail with respect to such Participant unless the terms of the Participant’s Service Agreement would either (i) cause a violation of US Code 409A in respect of a US Taxpayer (as defined in the Addendum) or (ii) cause the Plan to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in which case the terms of the Plan shall prevail.

11.2

Vesting and Termination Provisions in Service Agreements. In the event that a Participant’s Service Agreement contains provisions respecting the vesting of the dates upon which any or all outstanding Awards shall be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms, or provisions respecting the expiry, forfeiture and termination of such Awards, the vesting or expiry, forfeiture and termination of such Awards, as applicable, shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant.

12.	CHANGE IN CONTROL - TREATMENT OF AWARDS

12.1

Change in Control - Awards Granted On and After Effective Date. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Award Agreement, if a Change in Control shall conclusively be deemed to have occurred and at least one of the two additional circumstances described below occurs, then there shall be immediate full vesting of each outstanding Award granted on and after the Effective Date, which may be exercised and settled, in whole or in part, even if such Award is not otherwise exercisable or vested by its terms:

(a)

upon a Change in Control the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award that satisfies the criteria set forth in Section 12.1(b)(i)(A) or 12.1(b)(i)(B); or

(b)

in the event that the Awards were continued, assumed, converted or replaced as contemplated in 12.1(b)(i), during the two-year period following the effective date of a Change in Control, the Participant is terminated by the Corporation without Cause or the Participant Resigns for Good Reason, and for purposes of Section 12.1:

(i)

the obligations with respect to each Participant shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:

		(A)	the Shares remain publicly held and widely traded on an established stock exchange; and

		(B)	the terms of the Plan and each Award are not materially altered or impaired without the consent of the Participant;

(ii)

the obligations with respect to each Award shall be considered to have been converted or replaced with an equivalent award by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding

(A)

each Award is converted or replaced with a replacement award in a manner that qualifies under Subsection 7(1.4) of the Income Tax Act (Canada) in the case of a Participant that is a Canadian Taxpayer or that complies with Code Section 409A in the case of a Participant that is a US Taxpayer on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such award;

(B)

the converted or replaced award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including with respect to termination for cause or constructive dismissal) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted award or replacement award (but other than the security and number of shares represented by the continued award or replacement award) are substantially similar to the underlying Award being converted or replaced; and

		(C)	the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.

12.2

Change in Control. Notwithstanding Section 12.1, in the event of a Change in Control, the Board shall have the right, but not the obligation, and without the consent of any Participant, to permit each Participant, within a specified period of time prior to the completion of the Change in Control as determined by the Board, to exercise all of the Participant’s outstanding Options and to settle all of the Participant’s outstanding Performance Share Units, Restricted Share Units and Deferred Share Units (to the extent then vested and exercisable, including by reason of acceleration by the Board pursuant to Section 12.3 or in accordance with the Award Agreement) but subject to and conditional upon the completion of the Change in Control.

12.3

Discretion to Accelerate Awards. Notwithstanding Section 12.1, in the event of a Change in Control, the Board may accelerate the dates upon which any or all outstanding Awards shall vest and be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms.

12.4

Termination of Awards on Change in Control. Subject to and conditional upon completion of the Change in Control event, the Plan and all outstanding Awards, vested and unvested, shall be deemed to be terminated, without further act or formality, except to the extent required under Sections 12.1 and 16.2, if applicable.

12.5

Further Assurances on Change in Control. The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement shall be subject to the completion of the Change in Control event.

12.6

Awards Need Not be Treated Identically. In taking any of the actions contemplated by this Section 12, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

12.7

Canadian Taxpayer. In the case of a Deferred Share Unit held by a Participant that is a Canadian Taxpayer, and subject to any further limitations provided in any Award Agreement, (i) no payment settlement shall be made to the Participant under this Section 12 until after the time that the Participant ceases to be a director of the Corporation or any subsidiary of the Corporation or an employee or consultant of the Corporation or any subsidiary of the Corporation for any reason, without regard to any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law); and (ii) all settlements to such Participant under this Section 12 shall be made by December 31 of the first calendar year that commences after such time.

13.	AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS

13.1

Discretion to Amend the Plan and Awards. Subject to Section 13.2, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including Toronto Stock Exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Awards without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:

	(a)	ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;

	(b)	provide additional protection to shareholders of the Corporation;

	(c)	remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;

	(d)	cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

	(e)	facilitate the administration of the Plan;

(f)

amend the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the Plan, the minimum and maximum permitted Payroll Deduction Rate, the amount of Participants’ Contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw Plan Shares and cash credited to a Participant’s Account and the procedures for doing the same, the interest payable on cash credited to a Participant’s Account, the transferability of Plan Shares, contributions or rights under the Plan, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds; or

	(g)	make any other change that is not expected to materially adversely affect the interests of the shareholders of the Corporation.

13.2	Amendments Requiring Shareholder Approval. Notwithstanding Section 13.1, no amendments to the Plan or Awards to:

	(a)	with respect to Options, reduce the Option Price, or cancel and reissue any Options so as to in effect reduce the Option Price;

(b)

extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 16.3;

	(c)	increase the fixed maximum number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

	(d)	revise the insider participation limits set out in Section 4.3 or the non-executive director limit set out in Section 4.4;

	(e)	revise Section 9 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

	(f)	amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; or

	(g)	revise the amending provisions set forth in Section 13.1 or 13.2;

shall be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange.

13.3

Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the Toronto Stock Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

13.4	Tax Provisions. Notwithstanding the foregoing:

(a)

no amendment to the Plan shall cause the Plan or Performance Share Units, Restricted Share Units or Deferred Share Units granted to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Performance Share Units, Restricted Share Units or Deferred Share Units to be a “salary deferral arrangement” under the Income Tax Act (Canada); and

(b)

no amendment to the Plan shall cause the Plan or Deferred Share Units granted to a Canadian Taxpayer hereunder to cease to meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) without the consent of such Canadian Taxpayer.

14.	DIVIDEND EQUIVALENTS

The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account, RSU Account and DSU Account with respect to Awards of Performance Share Units, Restricted Share Units or Deferred Share Units. Dividend Equivalents to be credited to a Participant’s PSU Account, RSU Account or DSU Account shall be credited as follows:

(a)

any cash dividends or distributions credited to the Participant’s PSU Account, RSU Account or DSU Account shall be deemed to have been invested in additional Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date by (ii) the Market Price of one Share on such record date, and such additional Performance Share Units, Restricted Share Unit or Deferred Share Unit, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the Performance Share Unit, Restricted Share Unit or Deferred Share Unit, as applicable, with respect to which such dividends or distributions were payable; and

(b)

if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the Performance Share Units, Restricted Share Units or Deferred Share Unit, as applicable, with respect to which they were paid.

No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, Restricted Share Units or Deferred Share Units that have expired or that have been forfeited or terminated.

15.	MISCELLANEOUS

15.1

No Rights as a Shareholder. Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.

15.2

Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or a consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment or service at any time. Participation in the Plan by an Eligible Person is voluntary.

15.3

Record Keeping. The Corporation shall main appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

	(a)	the name and address of each Participant;

	(b)	the number of Awards credited to each Participant’s account;

	(c)	any and all adjustments made to Awards recorded in each Participant’s account; and

	(d)	such other information which the Corporation considers appropriate to record in such registers.

15.4

Income Taxes. As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any payment otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan. In addition, as a condition for the exercise of an Option, the Corporation may require a Participant to deliver to the Corporation all or a portion of the taxes required to be withheld or remitted by the Corporation under the Income Tax Act (Canada) and any applicable Canadian provincial taxation statute as a result of the exercise of the Option.

15.5	No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

15.6

Direction to Transfer Agents. Upon receipt of a certificate of an authorized officer of the Corporation directing the issue of Shares issuable under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the Shares subject to the applicable Award in the name of such Participant or as may be directed in writing by the Participant.

16.	TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS / BLACKOUT PERIODS

16.1	Term of Award. Subject to Section 16.3, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

16.2

Expiry, Forfeiture and Termination of Awards. If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.

16.3

Blackout Periods. Notwithstanding any other provision of the Plan, except as provided in Section 2.2 of the Addendum, if the expiry date or vesting date of an Award, other than a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer, as applicable, is (i) during a Blackout Period, or (ii) within ten trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the Blackout Period. In the case of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer or US Taxpayer (as defined in the Addendum), any settlement that is effected during a Blackout Period in order to comply with Section 13.4 in the case of a Canadian Taxpayer or the Addendum in the case of a US Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

17.	GOVERNING LAW

The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

18.	REGULATORY APPROVAL

18.1

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Awards granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Awards may be exercised or shall vest unless such approval and acceptance is given.

19.	EFFECTIVE DATE OF THE PLAN

The Plan is dated with effect as of the Effective Date.

ADDENDUM A - SPECIAL PROVISIONS APPLICABLE TO US TAXPAYERS

This Addendum sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.

1.	DEFINITIONS

1.1	For the purposes of this Addendum:

“Disability” means “disability” as defined in Section 422(c) of the US Code;

“Fair Market Price” shall be deemed to be the volume-weighted average trading price of the Shares for the five trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Fair Market Price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. In the resolution allocating any Option, the Board may determine that the Grant Date shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this definition, “Fair Market Price” shall be deemed to be the weighted average trading price of the Shares for the five trading days immediately preceding such Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, or, if the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date; and “Fair Market Price” with respect to a Non-Qualified Stock Option will be the fair market value determined by the reasonable application of a reasonable valuation method, within the meaning of US Code Section 409A;

“Incentive Stock Option” means any Award designated and qualified as an “incentive stock option” as defined in Section 422 of the US Code;

“Non-Qualified Stock Option” means any Award that is not an Incentive Stock Option;

“Separation From Service” shall mean that employment with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A -1(h) terminates such that it is reasonably anticipated that no further services will be performed;

“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the US Code;

“subsidiary corporation” means “subsidiary corporation” as defined in Section 424(f) of the US Code;

“Ten Percent Owner” means a US Taxpayer who, at the time an Award is granted, owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the US Code) more than 10% of the total combined voting power of all classes of stock of the Corporation or any parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the US Code;

“US Code” means the United States Internal Revenue US Code of 1986 and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

“US Code Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;

“US Code Section 409A Award” means an Award that is “nonqualified deferred compensation” within the meaning of US Code Section 409A;

“US Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations thereunder;

“US Securities Act” means the Securities Act of 1933, and the rules and regulations thereunder; and

“US Taxpayer” means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, absent an exemption, to US Code Section 409A.

2.	INCENTIVE STOCK OPTIONS

2.1

Incentive Stock Options and Non-Qualified Stock Options. Awards granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Notwithstanding Sections 3.2 and 5.1 of the Plan, Incentive Stock Options may only be granted to an Eligible Person who is an employee of the Corporation or a subsidiary corporation. To the extent that any Award does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

2.2	Term of Option. Notwithstanding any provision of the Plan arguably to the contrary:

(a) in no circumstances shall the term of an Option exceed ten years from the Grant Date or be exercisable after the expiration of ten years from the Grant Date; and

(b)

in no circumstances shall the term of an Incentive Stock Option granted to a Ten Percent Owner exceed five years from the Grant Date or be exercisable after the expiration of five years from the Grant Date.

2.3

Plan Limit on Incentive Stock Options. Subject to adjustment pursuant to Section 10 of the Plan and Sections 422 and 424 of the US Code, the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options shall not exceed 1,500,000.

2.4

Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422(d) of the US Code, the aggregate Market Price (determined as of the Grant Date) of the Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Corporation and its parent and subsidiary corporations that become exercisable or vest for the first time by a Participant during any calendar year shall not exceed $100,000 or such other limit as may be in effect from time to time under Section 422 of the US Code. To the extent that any Award exceeds this limit, it shall constitute a Non-Qualified Stock Option.

3.	OPTIONS

3.1

Option Price. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the Option Price of such Incentive Stock Option shall not be less than 110% of the Fair Market Price of the Shares determined as of the Grant Date. For all other US Taxpayers, the Option Price of an Incentive Stock Option shall not be less than 100% of the Fair Market Price of the Shares determined as of the Grant Date. The Option Price of a Non-Qualified Stock Option shall not be less than 100% of the Fair Market Price of the Shares as determined as of the Grant Date.

3.2	Method of Exercise of Options. Section 5.4(b) of the Plan shall not be available if the Option being exercised is an Incentive Stock Option.

3.3

Option Award Agreement. The Option Award Agreement for US Taxpayers shall specify whether such Option is an Incentive Stock Option or a Non-Qualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the US Code are satisfied, and (b) in all other cases, a Non-Qualified Stock Option.

4.	PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS

4.1

Settlement of Performance Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 6.5 and 6.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, all settlements of Performance Share Units credited to a US Taxpayer’s PSU Account shall take place within 30 days of the date such Performance Share Units vest without receipt of the Notice of Settlement of Restricted Share Units from the US Taxpayer.

4.2

Settlement of Restricted Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 7.5 and 7.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, all settlements of Restricted Share Units credited to a US Taxpayer’s RSU Account shall take place within 30 days of the date such Restricted Share Units vest without receipt of the Notice of Settlement of Restricted Share Units from the US Taxpayer.

5.	DEFERRED SHARE UNITS

5.1

Elections for US Taxpayers. Section 8.1(b) of the Plan shall be applied in a manner consistent with United States Treasury Regulation Section 1.409A-2(a). Except as otherwise permitted under such regulation, a Participant’s election to defer a Deferred Annual Amount must be made by the end of the calendar year prior to the calendar year in which services giving rise to the right to payment of such amounts are to be performed. Without limiting the generality of the foregoing, during a US Taxpayer’s first calendar year of eligibility in the Plan (as described in United States Treasury Regulation Section 1.409A-2(a)(7)) such US Taxpayer may, within 30 days of becoming eligible, elect to participate in the Plan for such calendar year solely with respect to compensation to be paid for services to be performed after the date such election is made.

5.2

Distribution Date for Settlement of DSUs Held By US Taxpayers. Notwithstanding the timing of settlement described in Sections 8.5 or 8.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, all settlements of Deferred Share Units credited to a US Taxpayer’s DSU Account shall take place within 30 days of the date of the US Taxpayer’s Separation From Service without receipt of the Notice of Settlement of Deferred Share Units from the US Taxpayer, unless a different fixed settlement date was specified in the applicable DSU Award Agreement at the time of grant of the Deferred Share Units (the “distribution date”). Notwithstanding any provision of the Plan arguably to the contrary (including Sections 12.2 and 13 of the Plan), any acceleration of the vesting of Deferred Share Units held by US Taxpayers will not result in the acceleration of the distribution date for such Deferred Share Units unless permitted under US Code Section 409A.

5.3

Special Limitation Applicable to Eligible Persons Who Are Both a Canadian Taxpayer and a US Taxpayer. If the Deferred Share Units of a US Taxpayer are subject to tax under the income tax laws of Canada and also are subject to tax under US Code Section 409A, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under US Code Section 409A and/or under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), that may result because of the different requirements as to the time of distribution of Deferred Share Units (and thus the time of taxation) with respect to a US Taxpayer’s separation from service (under US tax law) and his retirement or loss of office (under Canadian tax law). The intended consequence of this Section 5.3 of the Plan is that distributions to US Taxpayers in payment of Deferred Share Units only will occur if such US Taxpayer experiences both a Separation From Service under US Code Section 409A and a retirement of loss of office within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada). If a US Taxpayer otherwise would be entitled to payment with respect to Deferred Share Units in any of the following circumstances, such Deferred Share Units shall instead be immediately and irrevocably forfeited, unless the relevant taxation authorities have provided guidance that the payment with respect to Deferred Share Units in such circumstances would not result in adverse tax consequences to the Eligible Person or the Corporation under either the Income Tax Act (Canada) or the US Code, or that compliance with the tax rules of only one jurisdiction would not cause a failure to comply with the rules of the other taxing jurisdiction:

(a)

a US Taxpayer experiences a Separation From Service as a result of a permanent decrease in the level of services such US Taxpayer provides to the Corporation and its affiliates to less than 20% of his past service, but such US Taxpayer continues to provide some level of service to the Corporation or an affiliate such that he has not had a retirement from, or loss of office or employment with, the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada); or

(b)

a US Taxpayer experiences a Separation From Service for purposes of a distribution required under US Code Section 409A as a result of ceasing to be a member of the Board, but such person continues providing services as an employee or as a member of the board of an affiliate, and as a result he has not experienced a retirement from, or loss of office or employment with, the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada); or

(c)

a US Taxpayer experiences a retirement from, or loss of office or employment with, the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), by virtue of ceasing employment as both an employee and as a director, but he continues to provide services as an independent contractor such that he has not experienced a Separation from Service.

6.	TAXES

6.1

Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Participant ) harmless from any or all of such taxes or penalties.

6.2

Tax Withholding. A US Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

7.	MISCELLANEOUS

7.1

Non-Assignability. Section 9 of the Plan shall only be available to US Taxpayers if the Option to be transferred is a Non-Qualified Stock Option and to the extent permissible under US law. No Incentive Stock Option shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution and all Incentive Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant, or by the Participant’s legal representative or guardian in the event of the Participant’s Disability. Section 9 of the Plan shall only be available to US Taxpayers with respect to Performance Share Units, Deferred Share Units and Restricted Share Units to the extent permissible under US law.

7.2

Amendments. In addition to the provisions of Section 13 of the Plan, to the extent determined by the Board to be required either by the US Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the US Code or otherwise, Plan amendments as they relate to or affect US Taxpayers shall be subject to approval by the Corporation shareholders entitled to vote at a meeting of shareholders. An amendment to increase the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options as set forth in Section 2.3 of this Addendum must be approved by shareholders within 12 months of adoption of such amendment. Notwithstanding the provisions of Section 13 of the Plan, no amendment in respect of an Award to a US Taxpayer shall be made without the consent of such US Taxpayer if the result of such amendment would be to cause the Award to violate the requirements of US Code Section 409A.

7.3

Effective Date; Shareholder Approval. The Plan including the Addendum shall become effective upon the Effective Date. Awards may be granted under this Addendum from and after the Effective Date; provided however that if Corporation’s shareholders fail to approve the Plan and this Addendum within 12 months of the Effective Date, any Incentive Stock Options granted under the Plan to a US Taxpayer from and after the Effective Date to the date that is 12 months of the Effective Date shall be deemed to be Non- Qualified Stock Options. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of the Effective Date or the date the Plan including the Addendum are approved by the Corporation’s shareholders.

7.4

US Code Section 409A Awards. If an Award is determined to constitute a US Code Section 409A Award, the Award shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. In this regard, if any amount under a US Code Section 409A Award is payable upon a Separation From Service to a Participant who is considered a Specified Employee, then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant’s date of Separation From Service, or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to US Code Section 409A.

7.5

Priority. Except as specifically provided in this Addendum, the provisions of the Plan and the Participant’s Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) this Addendum, the terms of this Addendum shall prevail.

AURICO METALS INC.

EMPLOYEE SHARE PURCHASE PLAN

2.	PURPOSE

The purpose of the Plan is to advance the long-term interests of the Corporation by providing directors, officers, employees and consultants of the Corporation and its subsidiaries with the opportunity and incentive, through the ability to purchase Shares, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

3.	DEFINITIONS AND INTERPRETATION

3.1	Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:

“Addendum” means the addendum for US Taxpayers (as defined in the Addendum) attached hereto as Addendum A - Special Provisions Applicable to US Taxpayers and forming part of the Plan;

“Administrator” means any third party administrator retained by the Board to perform administrative duties under the Plan;

“affiliate” means an “affiliated company” determined in accordance with the Securities Act (Ontario) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

“associate” means an “associate” determined in accordance with the Securities Act (Ontario);

“Base Salary” means annual regular gross earnings or base salary (as applicable), excluding in each case payments for overtime, shift differentials, incentive compensation, bonuses and other special payments, fees, allowances or extraordinary compensation;

“Benefits Representative” means the Participant Benefits Coordinator of the Corporation or such other Person, regardless of whether employed by the Corporation, who has been formally, or by operation or practice, designated by the Corporation to assist with the day-to-day administration of the Plan;

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario, Canada;

“Canadian Taxpayer” means a Participant (other than a consultant) liable to pay income taxes in Canada as a result of the receipt of Shares pursuant to the Plan;

“consultant” means a Person, other than a director, officer or employee of the Corporation or of any subsidiary, that:

(a)	is engaged to provide bona fide services to the Corporation or subsidiary, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract with the Corporation or subsidiary; and

(c)	spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or subsidiary;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner, and, for greater certainty, includes consultants who provide outsourced or contract labour to the Corporation or a subsidiary, and employees of such consultants;

“Corporation” means AuRico Metals Inc., a corporation existing under the laws of Ontario;

“Disability” means a medical condition that would qualify a Participant for benefits under a long-term disability plan of the Corporation or a subsidiary;

“Dividend Equivalents” means the right, if any, granted under Section 11, to receive payments in cash or in Shares, based on dividends declared on Plan Shares;

“Effective Date” means •, 2015;

“Eligible Person” means any of the following individuals:

(a)	any director of the Corporation or any subsidiary;

(b)	any officer of the Corporation or any subsidiary;

(c)	any employee; and

(d)	any consultant;

“employee” means any regular full-time or part-time employee of the Corporation or any subsidiary as designated in the payroll records of the Corporation or subsidiary (as applicable), and for purposes hereof:

(a)	an employee may in the discretion of the Corporation include an employee who is on a leave of absence;

(b)

an absence from active employment on account of temporary illness, authorized vacation, temporary leaves of absence authorized by the Corporation or subsidiary for reasons of professional advancement, education, health or government service, or during any period required to be treated as a leave of absence which, by virtue of applicable law or agreement, does not result in a termination of employment, shall not disqualify an individual from being an employee;

(c)	an individual who is a seasonal or temporary worker shall not qualify as an employee; and

(d)

an individual must have completed his or her three-month probationary period, if any, in order to qualify as an employee; and for greater certainty, if a probationary period ends after the first day of a quarter, then the individual will only be eligible to participate in the Plan as of the first day of the next quarter;

“Employer’s Contribution” means, in respect of a Participant, the amount credited to a Participant’s Account each quarter by the Corporation or subsidiary (as applicable), being an amount equal to 75% of the Participant’s Contribution;

“Employer’s Shares” has the meaning ascribed in Section 6.7(b);

“ESPP Account” has the meaning ascribed in Section 6.5;

“Insider” means an “insider” determined in accordance with the TSX Company Manual, as such definition may be amended, supplement or replaced from time to time;

“Market Price”, as of a particular date, shall be deemed to be the volume-weighted average trading price of the Shares for the five trading days immediately preceding such date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

“Market Purchase” has the meaning ascribed in Section 6.6(b);

“Participant” means an Eligible Person who is eligible to participate in the Plan in accordance with the Plan, or his or her Personal Representatives or Permitted Assigns, as the context requires;

“Participant’s Contribution” means the amount credited to a Participant’s ESPP Account each quarter out of the Participant’s Base Salary, being an amount equal to the Participant’s quarterly Base Salary multiplied by the Payroll Deduction Rate;

“Participant’s Shares” has the meaning ascribed in Section 6.7(a);

“Payroll Deduction Rate” means the percentage of a Participant’s quarterly Base Salary to be deducted each quarter as the Participant’s Contribution, expressed in whole numbers as a percentage that is not less than 1% nor more than 10% of the Participant’s Base Salary;

“Permitted Assign” means a “permitted assign” as defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Personal Representative” means:

(a)	in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and

(b)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;

“Plan” means this AuRico Metals Inc. Employee Share Purchase Plan, as amended or amended and restated from time to time;

“Plan Shares” means, collectively, Participant’s Shares and Employer’s Shares;

“Purchase Date” means the last day of each quarter or as soon as reasonably possible thereafter;

“Retirement” means:

(a)

in the case of a director or an employee of the Corporation or any subsidiary, retirement as determined in accordance with the retirement policy of the Corporation or subsidiary, as such policy may exist from time to time; and

(b)	in the case of a consultant, the completion of the term of the consultant’s Service Agreement in accordance with its terms (for greater certainty, without being renewed);

“quarter” means a quarter of the Corporation’s fiscal year, and “quarterly” has a corresponding meaning;

“Security-Based Compensation Arrangement” has the meaning ascribed in Section 613(b) of the TSX Company Manual, as amended, amended and restated or replaced from time to time; and shall include:

(a)	stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;

(b)	individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;

(c)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(d)	stock appreciation rights involving issuances of securities from treasury;

(e)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation;

(f)	security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever; and

(g)	for avoidance of doubt, the long-term incentive plan of the Corporation.

“Service Agreement” means any written agreement between a Participant and the Corporation or any subsidiary (as applicable), in connection with that Participant’s employment, service or engagement as a director, officer, employee or consultant or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

“Shares” mean common shares of the Corporation;

“subsidiary” means a “subsidiary” determined in accordance with National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators, that has been designated by the Corporation as a subsidiary whose directors, officers, employees or consultants shall be eligible to participate in the Plan;

“Termination Date” means the date on which the Participant ceases to be actively employed by, ceases to actively perform services to, or ceases to be actively engaged by the Corporation and/or any subsidiary (and not, for greater certainty, the date that is the end of any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law)), without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary; and

“Treasury Purchase” has the meaning ascribed in Section 6.6(b) .

3.2	Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

3.3	Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

3.4

Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re- enacted from time to time.

3.5

Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid under the Plan shall be paid in Canadian dollars.

3.6	Addendum: The following addendum is attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Addendum	Title
Addendum A	Special Provisions Applicable to US Taxpayers

3.7	Schedules. The following schedules are attached to, form part of, and shall be deemed to be incorporated in, the Plan:

Schedule	Title
A	Payroll Deduction Authorization Form

4.	ADMINISTRATION OF THE PLAN

4.1	The Plan shall be administered by the Board.

4.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

	(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan and any Plan Shares, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

	(c)	to determine the vesting criteria or restrictions applicable to Plan Shares, if any, subject to the requirements of applicable securities laws and regulatory requirements;

	(d)	to prescribe the form of the instruments relating to awards of Plan Shares and all ancillary documents and instruments related to the Plan and Plan Shares; and

(e)

subject to Section 10, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.

4.3

Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a Committee of the Board, such of the Board’s duties and powers relating to the Plan as the Board may see fit, subject to applicable law.

4.4

Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Plan and to act as trustee to hold and administer Plan Shares and the assets that may be held in respect of the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.

4.5

Limitation of Liability and Indemnification. No member of the Board or a Committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Plan Shares and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a Committee of the Board.

5.	SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS

5.1

Shares Subject to the Plan. Subject to adjustment under the provisions of Section 8, the aggregate number of Plan Shares to be reserved and set aside for issue from treasury under the Plan shall not exceed the aggregate number of Shares approved by the shareholders of the Corporation to be reserved for issuance under the Plan from time to time, provided that the aggregate number of Shares issued pursuant to this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis). The Plan is an “evergreen” plan. Accordingly, if the Corporation issues additional Shares in the future the number of Shares issuable under Plan will be increased accordingly.

5.2

Shares Available for Future Grants. Any Plan Shares awarded under the Plan which for any reason are forfeited or terminated or that are settled by Market Purchases and not Treasury Purchases shall again be available for future awards of Plan Shares under the Plan.

5.3	Insider Participation Limits. The Plan, when combined with all of the Corporation’s other established Security Based Compensation Arrangements, shall not result at any time in:

(a) a number of Shares issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Shares; and

(b) a number of Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Shares.

Any entitlement to acquire Shares awarded pursuant to the Plan or other Securities Based Compensation Arrangement prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set out in this Section 5.3.

5.4

Outside Director Limit. The Plan, when combined with all of the Corporation’s other established Security Based Compensation Arrangements, shall not result at any time in (i) a number of Shares issuable to all non-executive directors of the Corporation exceeding 1% of the issued and outstanding Shares at such time, and (ii) a number of Shares issuable to any one non-executive director within a one-year period exceeding a Share value of $150,000 per such non-executive director.

5.5	Fractional Shares. No fractional Shares shall be awarded under the Plan. All fractions will be rounded up to the nearest whole Share.

6.	SHARE PURCHASES

6.1

Eligibility. Any Eligible Person as of the first day of a quarter may become a Participant upon enrolment in the Plan in accordance with Section 6.2. Each individual who ceases to be a Participant and who later becomes a Participant shall be treated as a new Participant for eligibility purposes under the Plan.

6.2

Enrolment. To enrol in the Plan, an Eligible Person shall execute and deliver to the Benefits Representative a payroll deduction authorization form, substantially in the form of Schedule A - Payroll Deduction Authorization Form. Such authorization must specify the Participant’s Payroll Deduction Rate selected by the Eligible Person and such other information as is required by the Benefits Representative. Upon receipt by the Benefits Representative, the payroll deduction authorization form shall authorize the Corporation or subsidiary (as applicable) to deduct from the Participant’s Base Salary and credit to the Participant’s ESPP Account the Participant’s Contribution authorized by such form.

6.3	Participant’s Contributions.

(a)

Participant’s Contributions by Payroll Deductions. Beginning on the first day of the payroll period in the quarter that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 6.2, the Corporation or subsidiary (as applicable) shall deduct the Participant’s Contribution from each payment of the Participant’s Base Salary and shall credit such Participant’s Contribution to the Participant’s ESPP Account.

	(b)	No Other Participant’s Contributions Permitted. A Participant may not make any separate cash payment other than the Participant’s Contributions into the Participant’s ESPP Account.

(c)

Continuing Effect of Payroll Deduction Authorization. The deduction and crediting of a Participant’s Contributions for a Participant will start on the first day of the payroll period in the quarter that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 6.2, and shall continue until the first day of the payroll period in the quarter that next commences after the date on which the Participant (i) elects to increase, decrease, suspend, terminate or resume such deductions and credits pursuant to Section deductions and credits pursuant to Section deductions and credits pursuant to Section deductions and credits pursuant to Section deductions and credits pursuant to Section

(d)

Changes in Participant’s Contributions. A Participant may increase, decrease, suspend, terminate or resume Payroll Contributions under the Plan by giving written notice to the Benefits Representative at such time and in such form as the Corporation or Benefits Representative may prescribe from time to time. Such increase, decrease, suspension termination or resumption will be effective as of the first day of the payroll period in the quarter that next follows receipt by the Benefits Representative of the Participant’s written notice or such other later date as is administratively practicable. A Participant shall be entitled to increase, decrease, suspend, terminate or resume their Payroll Deduction Rate no more than two times per calendar year.

6.4

Employer’s Contributions. Each Employer’s Contribution shall be credited to each Participant’s ESPP Account at the same time as the Participant’s Contribution to which the Employer’s Contribution relates.

6.5

ESPP Account. A separate notional account shall be maintained for each Participant with respect to the Participant’s Contributions, the Employer’s Contributions and Plan Shares awarded to the Participant (an “ESPP Account”) in accordance with Section 12.3. Plan Shares awarded to the Participant from time to time pursuant to Section 6 shall be credited to the Participant’s ESPP Account and shall vest in accordance with Section 6.7. On the vesting of the Plan Shares pursuant to Section 6.7, or on the forfeiture or termination of the Plan Shares pursuant to the terms of the Plan, the Plan Shares credited to the Participant’s ESPP Account will be cancelled. Interest shall not accrue on cash held in the ESPP Account.

6.6	Purchase of Plan Shares

(a)

Purchase of Plan Shares on Purchase Date. On the Purchase Date, the Administrator shall aggregate the Participant’s Contributions, Employer’s Contributions, Dividend Equivalents awarded in respect of Plan Shares held in each Participant’s ESPP Account and shall use such amounts to acquire Plan Shares for such Participant by way of a Treasury Purchase or a Market Purchase, in accordance with this Section 6.6.

(b)

Source of Plan Shares. Plan Shares acquired by the Administrator under the Plan will, at the sole option of the Corporation, either be Shares issued from the treasury of the Corporation (a “Treasury Purchase”) or Shares acquired on the open market through the facilities of the Toronto Stock Exchange (in each instance, a “Market Purchase”).

(c)

Price of Market Purchase Shares. The price of Market Purchase Shares will be 100% of the average purchase price of the Shares purchased by the Administrator on behalf of the Participants through the facilities of the Toronto Stock Exchange on the date that such Market Purchase Shares were acquired by the Administrator pursuant to a Market Purchase. Neither the Corporation nor the Plan Agent will exercise any direct or indirect control over the price paid for Market Purchase Shares acquired under the Plan.

	(d)	Price of Treasury Purchase Shares. The price of Treasury Purchase Shares will be a price per Share equal to 100% of the Market Price.

(e)

Certificate Requests. Participants are entitled to obtain a certificate representing the vested Plan Shares held in their ESPP Account by delivering to the Administrator a written request in the form prescribed by the Administrator. Each such certificate will be issued and delivered to the Participant as soon as is administratively practical after receipt of the request. No certificates for Plan Shares so purchased will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Plan Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the purchase. The delivery of certificates representing the Plan Shares to be purchased pursuant to the purchase of Plan Shares will be contingent upon the fulfillment of any requirements of the Plan and applicable provisions of laws.

	(f)	Fees and Commissions. The Corporation shall be responsible for all fees and commissions in relation to a purchase of Plan Shares pursuant to the Plan.

6.7

Vesting. Plan Shares awarded to a Participant may be sold or withdrawn from the Participant’s ESPP Account only to the extent vested. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement, Plan Shares awarded under the Plan and Shares acquired on account of Dividend Equivalents awarded in respect of such Plan Shares, shall vest as follows:

(a)

Participant’s Shares. Shares purchased with Participant’s Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, will be designated as “Participant’s Shares” and will vest immediately, unless otherwise authorized by the Board.

(b)

Employer’s Shares. Shares purchased with Employer’s Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, will be designated as “Employer’s Shares” and will vest immediately, unless otherwise authorized by the Board.

6.8	Sales and Withdrawals of Plan Shares from ESPP Account.

(a)

Vested Shares. Subject to compliance with applicable laws and any restrictions or hold periods as may be prescribed by the Board, Participants are entitled to sell or withdraw some or all vested Plan Shares held in their ESPP Account once per calendar quarter.

(b)

Sale / Withdrawal Requests. Vested Plan Shares may be sold or withdrawn by the Participant by delivering to the Administrator a notice of sale or withdrawal, in the form and in the manner required by the Administrator, specifying the number of vested Plan Shares with respect to which the notice of sale or withdrawal is being delivered. Such Plan Shares will be sold on the Toronto Stock Exchange as soon as is administratively practical after receipt of the request. The sale price for such Plan Shares shall be the prevailing market price of the Shares at the time of such sale.

(c)

Administrative Fees and Commissions. Participants shall be responsible for all fees and commissions in relation to the sale or withdrawal of their Plan Shares, whether the sale or withdrawal was carried out by the Participant or by the Corporation or the Administrator upon the Participant’s request.

6.9

Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Plan Shares and any accumulated cash in the Participant’s ESPP Account shall be treated in the manner set forth below:

Reason for Termination	Treatment of Plan Shares
Death

The Participant’s Personal Representative may elect to withdraw or sell all the Plan Shares credited to the Participant’s Account as of the date of death, by making an election in the form and in the manner prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s date of death, the Participant’s Personal Representative (or such other designated person) will automatically be deemed to have elected to withdraw the balance of Plan Shares as of the date of death. Thereafter, any accumulated cash and Plan Shares credited to the Participant’s Account as of the date of death will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

Reason for Termination	Treatment of Plan Shares
Retirement

The Participant may elect to withdraw or sell all the Plan Shares credited to the Participant’s Account as of the date of Retirement, by making an election in the form and in the manner prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s date of Retirement, the Participant will automatically be deemed to have elected to withdraw the balance of Plan Shares as of the date of Retirement. Thereafter, any accumulated cash and Plan Shares credited to the Participant’s Account as of the date of Retirement will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

Disability

The Participant may elect to withdraw or sell all the Plan Shares credited to the Participant’s Account as of the date of Disability, by making an election in the form and in the manner prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s date of Disability, the Participant will automatically be deemed to have elected to withdraw the balance of Plan Shares as of the date of Disability. Thereafter, any accumulated cash and Plan Shares credited to the Participant’s Account as of the date of Disability will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

Resignation

The Participant may elect to withdraw or sell all the Plan Shares credited to the Participant’s Account as of the date of resignation, by making an election in the form and in the manner prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s date of resignation, the Participant will automatically be deemed to have elected to withdraw the balance of Plan Shares as of the date of resignation. Thereafter, any accumulated cash and Plan Shares credited to the Participant’s Account as of the date of resignation will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

Termination without Cause/Wrongful Dismissal

The Participant may elect to withdraw or sell all the Plan Shares credited to the Participant’s Account as of the Termination Date, by making an election in the form and in the manner prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Termination Date, the Participant will automatically be deemed to have elected to withdraw the balance of Plan Shares as of the Termination Date. Thereafter, any accumulated cash and Plan Shares credited to the Participant’s Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

Termination of the Participant for Just Cause

The Participant may elect to withdraw or sell all the Plan Shares credited to the Participant’s Account as of the Termination Date, by making an election in the form and in the manner prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Termination Date, the Participant will automatically be deemed to have elected to withdraw the balance of Plan Shares as of the Termination Date. Thereafter, any accumulated cash and Plan Shares credited to the Participant’s Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

7.	NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF SHARES

Any Plan Shares or other entitlements awarded pursuant to the Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Permitted Assigns or Personal Representatives.

8.	ADJUSTMENTS

8.1

The number and kind of Shares subject to the Plan shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

8.2

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to the Plan in consequence thereof and the Shares subject to the Plan shall remain unaffected.

8.3	The adjustments provided for in this Section 8 shall be cumulative.

8.4

On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Shares (and the Plan).

9.	PRIORITY OF AGREEMENTS

9.1

Priority of Agreements. In the event of any inconsistency or conflict between the provisions of the Plan and a Participant’s Service Agreement, the provisions of the Participant’s Service Agreement shall prevail with respect to such Participant unless the terms of the Participant’s Service Agreement would either (i) cause a violation of US Code 409A in respect of a US Taxpayer (as defined in the Addendum) or (ii) cause the Plan to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in which case the terms of the Plan shall prevail.

9.2

Vesting and Termination Provisions in Service Agreements. In the event that a Participant’s Service Agreement contains provisions respecting the dates upon which any or all outstanding Plan Shares shall vest, without regard to whether such Plan Shares have otherwise vested in accordance with their terms, or provisions respecting the forfeiture and termination of such Plan Shares, the vesting, forfeiture and termination of such Plan Shares, as applicable, shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant.

10.	AMENDMENT, SUSPENSION OR TERMINATION OF PLAN

10.1

Discretion to Amend the Plan. Subject to Section 10.2, the Board may amend the Plan or Plan Shares at any time, provided, however, that no such amendment may materially and adversely affect any Plan Shares previously awarded to a Participant without the consent of the Participant, except to the extent required by applicable law (including Toronto Stock Exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Plan Shares without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:

(a) ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;

(b) provide additional protection to shareholders of the Corporation;

(c)

remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;

	(d)	cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

	(e)	facilitate the administration of the Plan;

(f)

amend the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the Plan, the minimum and maximum permitted Payroll Deduction Rate, the amount of Participants’ Contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw Plan Shares and cash credited to a Participa nt’s Account and the procedures for doing the same, the interest payable on cash credited to a Participant’s Account, the transferability of Plan Shares, contributions or rights under the Plan, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds; or

	(g)	make any other change that is not expected to materially adversely affect the interests of the shareholders of the Corporation.

10.2	Amendments Requiring Shareholder Approval. Notwithstanding Section 10.1, no amendments to the Plan or Plan Shares to:

	(a)	extend the date on which Plan Shares will be forfeited or terminated in accordance with their terms;

	(b)	increase the fixed maximum number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

(c)

revise the definition of Market Price or the method for determining the purchase price of Shares set out in Section 6.6 that would result in a decrease in the purchase price of such Shares for the benefit of an insider;

	(d)	revise the insider participation limits set out in Section 5.3 or the non-executive director limit set out in Section 5.4;

	(e)	revise Section 7 to permit Plan Shares awarded under the Plan to be transferable or assignable other than for estate settlement purposes;

	(f)	amend to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis;

	(g)	revise the definition of Employer’s Contribution that would result in a change to the employer matching contribution amount; or

	(h)	revise the amending provisions set forth in Section 10.1 or 10.2;

shall be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange.

10.3

Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Shares awarded under the Plan may contravene the requirements of the Toronto Stock Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Shares awarded under the Plan prior to the date of such termination.

10.4

Tax Provisions. Notwithstanding the foregoing, no amendment to the Plan shall cause the Plan or Shares awarded to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Shares to be a “salary deferral arrangement” under the Income Tax Act (Canada).

11.	DIVIDEND EQUIVALENTS

Dividend Equivalents shall be credited to a Participant’s ESPP Account as follows:

(a)

any cash dividends or distributions credited to the Participant’s ESPP Account shall be deemed to have been invested in additional Shares on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date by (ii) the Market Price of one Share on such record date, and such additional Shares shall be subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and

(b)

if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting and other restrictions as apply to the Shares with respect to which they were paid.

No Dividend Equivalent will be credited to or paid on Shares that have been forfeited or terminated.

12.	MISCELLANEOUS

12.1

No Rights as a Shareholder. Nothing contained in the Plan nor in any Shares awarded hereunder shall be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares awarded pursuant to the Plan until such Person becomes the holder of record of Plan Shares.

12.2

Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or a consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment or service at any time. Participation in the Plan by an Eligible Person is voluntary.

12.3	Record Keeping. The Corporation shall main appropriate registers in which shall be recorded all pertinent information with respect to the Plan. Such registers shall include, as appropriate:

	(a)	the name and address of each Participant;

	(b)	the amount of Participant’s Contributions and Employer’s Contributions;

	(c)	the number of Plan Shares credited to each Participant’s ESPP Account;

	(d)	any and all adjustments made to Plan Shares recorded in each Participant’s account; and

	(e)	such other information which the Corporation considers appropriate to record in such registers.

12.4

Income Taxes. An Eligible Person shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold from any payment otherwise payable to such Eligible Person, the amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan or the award of any Plan Shares pursuant to the Plan.

12.5	No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Plan Shares awarded pursuant to the Plan.

12.6

Direction to Transfer Agents. Upon receipt of a certificate of an authorized officer of the Corporation directing the issue of Plan Shares awarded under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the Plan Shares subject to the applicable award in the name of such Participant or as may be directed in writing by the Participant.

13.	FORFEITURE AND TERMINATION OF SHARES / HOLD PERIODS

13.1

Forfeiture and Termination of Shares. If for any reason Plan Shares are forfeited or terminated, subject to any extension thereof in accordance with the Plan, such Shares shall forthwith be forfeited and shall terminate and be of no further force or effect.

13.2	Hold Periods. The Corporation may make Shares awarded under this Plan subject to any hold period as the Board determines to be appropriate or as required under applicable securities laws.

14.	GOVERNING LAW

The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

15.	REGULATORY APPROVAL

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Plan Shares awarded prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Plan Shares shall vest unless such approval and acceptance is given.

16.	EFFECTIVE DATE OF THE PLAN

The Plan is dated with effect as of the Effective Date.

ADDENDUM A - SPECIAL PROVISIONS APPLICABLE TO US TAXPAYERS

This Addendum sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.

1.	DEFINITIONS

1.1	For the purposes of this Addendum:

“Company Affiliate” means any person, firm or entity with whom the Corporation would be considered a single employer under Section 414(b) or 414(c) of the US Code;

“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the US Code;

“Termination of Employment” and terms of like import shall mean a termination of service with the

Corporation and any Company Affiliate, whether as an employee or otherwise, if, at the time of such termination, it is reasonably anticipated that no further services will be performed and if such termination otherwise constitutes a “separation from service” within the meaning of for purposes of United States

Treasury Regulation Section 1.409A -1(h);

“US Code” means the United States Internal Revenue US Code of 1986 and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

“US Code Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;

“US Code Section 409A Award” means an Award that is “nonqualified deferred compensation” within the meaning of US Code Section 409A; and

“US Taxpayer” means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, absent an exemption, to US Code Section 409A.

2.	TERMINATION OF EMPLOYMENT

2.1

Settlement of ESPP Accounts. Notwithstanding any provision of the Plan to the contrary, including, without limitation, Sections 6.8 and 6.9, if a US Taxpayer’s employment terminates and if, pursuant to Section 6.9, settlement of part or all of such US Taxpayer’s ESPP Account is deferred until a later vesting or other date, the Account will in all events be settled and any cash or Shares credited to such Account will be distributed by the next vesting or other settlement date specified in Section 6.9 or, if earlier, by March 15 of the year following the year in which such termination of employment occurs.

2.2

US Code Section 409A. Notwithstanding any provision of the Plan arguably to the contrary, all amounts of cash and all Shares attributable to the Employer’s Contribution(s) on behalf of a US Taxpayer shall be paid, distributed or otherwise made available to him or her by March 15 of the year following the year in which such amounts and/or Shares are no longer subject to a risk of forfeiture for purposes of US Code Section

409A, subject to applicable US tax withholding. It is intended that a US Taxpayer’s interest under the Plan qualify as a short term deferral that is exempt from US Code Section 409A. The provisions of the Plan and this Addendum shall be construed and administered accordingly.

3.	TAXES

3.1

Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Participant) harmless from any or all of such taxes or penalties.

3.2

Tax Withholding. A US Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

4.	MISCELLANEOUS

4.1

Amendments. Notwithstanding the provisions of Section 10 of the Plan, no amendment in respect of a US Taxpayer’s ESPP Account or the distribution or other settlement of such Account shall be effective as to such US Taxpayer without his or her consent if the result of such amendment would be to cause the US Taxpayer’s interest in the Plan to violate the requirements of US Code Section 409A.

4.2

US Code Section 409A Awards. If, notwithstanding the express intent of the Corporation to the contrary, a US Taxpayer’s interest in the Plan is determined to constitute “nonqualified deferred compensation” subject to US Code Section 409A Award, the distribution or other settlement of the US Taxpayer’s ESPP Account shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. In this regard, if any amount under a US Code Section 409A Award is payable upon a Termination of Employment to a US Taxpayer who is considered a Specified Employee, then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant’s date of Separation From Service, or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to US Code Section 409A.

4.3

Priority. Except as specifically provided in this Addendum, the provisions of the Plan and the Participant’s Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) this Addendum, the terms of this Addendum shall prevail.

Employee Share Purchase Plan
Enrollment Form

SCHEDULE A – Payroll Deduction Authorization Form

ADMINISTERED FOR AURICO METALS INC. BY [SOLIUM CAPITAL]

PERSONAL INFORMATION
Last Name	First Name	Middle Name(s)
Phone		Street Address
Cell		City
Fax		State/Province	Zip/Postal Code
Email Address		Sin# or SSN#
Employee #		Date of Employment
Date of Birth (mm/dd/yyyy)	/ /		Annual Base Salary (specify currency)
Preferred Language	[_] English [_] Spanish		Work Site/Office

BENEFICIARY CONTACT INFORMATION
Name
Relationship	Street Address
Phone	City
Email Address	State Province	Zip/Postal Code

CONTRIBUTION INFORMATION
Enter Annual Percentage of Annual Base Salary Deductions (%)
Percentage Revision #1 (if requested)		Employee Initials
Percentage Revision #2 (if requested)		Employee Initials
CONTRIBUTION INFORMATION

By signing below, I understand that there are risks associated with the purchase of the Shares and that securities laws of Canada and the United States may impose certain restrictions on the resale of Shares. I hereby acknowledge that I have been advised by the Corporation to consult with my own legal, financial and tax advisors with respect to the enrolment in the Plan and the entitlement to receive Shares under the Plan and any disposition of Shares received under the Plan. I further acknowledge that I am responsible for obtaining such legal, financial and tax advice as I consider appropriate, and I am not relying on the Corporation, or counsel to the Corporation in this regard. Furthermore, I authorize that the above noted percentage of my annual base salary be deducted by the Corporation, from each pay period, until such time that I request otherwise or am no longer an eligible Participant in the Employee Share Purchase Plan.

Date (mm/dd/yyyy)	/ /	Employee Signature

APPENDIX J - INFORMATION CONCERNING AURICO GOLD INC.

Notice to Reader

Capitalized terms used in this Appendix J but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in the Circular.

Overview

AuRico is a Canadian gold producer with mines and projects in North America and a head office in Toronto, Ontario. AuRico’s core operations include the Young Davidson Mine in Ontario, Canada, and the El Chanate Mine in Sonora, Mexico. AuRico’s project pipeline also includes advanced exploration opportunities in Mexico and Canada.

For further information regarding AuRico, the development of its business and its business activities, see the Annual Information Form of AuRico dated February 19, 2015 (the “AuRico AIF”) which is incorporated by reference in this Circular.

Corporate Structure

The Company was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By articles of amendment dated April 17, 1998, the Company changed its name to “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis. By articles of amendment dated June 7, 2007, the Company changed its name to “Gammon Gold Inc.”. On June 14, 2011, the Company effected its name change from “Gammon Gold Inc.” to “AuRico Gold Inc.”. On August 26, 2011, AuRico filed articles of continuance to continue the company under the laws of Ontario. AuRico was amalgamated with Northgate Minerals Corporation under the OBCA pursuant to Articles of Amalgamation dated October 31, 2011.

AuRico is a corporation existing under the OBCA. AuRico’s registered and head office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

AuRico is a reporting issuer in all of the provinces and territories of Canada.

Market for Securities

AuRico is a reporting issuer in all of the provinces and territories of Canada. The AuRico Shares are listed on the TSX and the NYSE under the symbol “AUQ”. On April 10, 2015, the last trading day prior to the announcement that AuRico and Alamos had entered into the Arrangement Agreement, the closing price of the AuRico Shares on the TSX was C$3.78 and the closing price of the AuRico Shares on the NYSE was $2.99.

Description of AuRico Shares

AuRico’s authorized capital consists of an unlimited number of AuRico Shares. As at May 22, 2015, 281,672,666 AuRico Shares were issued and outstanding.

Dividend History

AuRico’s dividend policy is linked to operating cash flow, whereby AuRico pays out 20% of the operating cash flow generated in the preceding quarter. The payment of any dividends will be reviewed periodically by the AuRico Board and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

On February 19, 2015, the AuRico Board approved a dividend of $0.023 per share, which was paid on March 16, 2015 to shareholders of record at the close of business on March 2, 2015.

On November 6, 2014, the AuRico Board approved a dividend of $0.00225 per share, which was paid on December 1, 2014 to shareholders of record at the close of business on November 17, 2014.

On August 7, 2014, the AuRico Board approved a dividend of $0.00375 per share, which was paid on September 2, 2014 to shareholders of record at the close of business on August 18, 2014.

On May 8, 2014, the AuRico Board approved a dividend of $0.02 per share, which was paid on June 3, 2014 to shareholders of record at the close of business on May 20, 2014.

On January 4, 2014, AuRico announced the declaration of a dividend of $0.04 per share, which was paid on January 29, 2014 to shareholders of record at the close of business on January 14, 2014.

AuRico Shares issued under AuRico’s dividend reinvestment plan are issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%.

Price Range and Trading Volumes of AuRico Shares

The AuRico Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “AUQ”.

The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the AuRico Shares on the TSX and NYSE.

		TSX			NYSE

	High	Low	Volume	High	Low	Volume
Shares	(C$)	(C$)		($)	($)
2015
May (1 to 22)	4.57	4.07	10,998,578	3.84	3.36	26,259,868
April	4.57	3.54	24,726,472	3.72	2.80	56,318,426
March	4.50	3.21	12,851,392	3.61	2.52	66,915,785
February	5.04	4.14	8,597,830	4.01	3.29	40,030,986
January	5.12	3.71	20,942,590	4.28	3.17	78,982,516
2014
December	4.34	3.42	22,371,446	3.83	2.94	123,436,132
November	4.76	3.33	17,577,031	4.19	2.92	60,474,719
October	4.49	3.46	13,200,109	3.98	3.06	41,420,676
September	4.85	3.75	7,836,322	4.42	3.40	31,959,568
August	5.12	4.29	6,881,091	4.69	3.91	26,751,984
July	4.73	4.13	11,152,065	4.44	3.84	29,875,752
June	4.84	3.68	10,632,154	4.47	3.38	35,741,077
May	4.77	3.69	8,115,378	4.35	3.40	27,825,029

On May 22, 2015, the closing price of the AuRico Shares on the TSX was C$4.30 and the closing price of the AuRico Shares on the NYSE was $3.49.

Prior Sales

On April 20, 2015, AuRico completed the Private Placement. In addition, the following table summarizes the issuances by AuRico of AuRico Shares, or securities convertible into AuRico Shares, within the five years preceding the date of this Circular:

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
08-Jan-10	AuRico Option	$9.73	685,105	AuRico Option grant
16-Jan-10	AuRico Option	$11.43	553,500	AuRico Option grant
01-Apr-10	AuRico Shares	$7.72	10,300	AuRico ESPP
01-Apr-10	AuRico Shares	$7.72	8,568	AuRico ESPP
07-Apr-10	AuRico Option	$7.57	30,000	AuRico Option grant
13-Apr-10	AuRico Option	$7.44	150,000	AuRico Option grant
18-May-10	AuRico Option	$7.92	230,000	AuRico Option grant

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
19-May-10	AuRico Option	$7.99	210,000	AuRico Option grant
21-May-10	AuRico Shares	$6.24	10,000	AuRico Option
18-Jun-10	AuRico Option	$7.27	10,000	AuRico Option grant
09-Jul-10	AuRico Shares	$6.00	9,361	AuRico ESPP
09-Jul-10	AuRico Shares	$6.00	13,970	AuRico ESPP
17-Aug-10	AuRico Option	$6.27	30,000	AuRico Option grant
18-Aug-10	AuRico Shares	$5.43	3,290	AuRico Option
19-Aug-10	AuRico Shares	$6.55	47,000	AuRico Option
20-Aug-10	AuRico Shares	$6.55	4,700	AuRico Option
23-Aug-10	AuRico Shares	$5.43	329,000	AuRico Option
31-Aug-10	AuRico Option	$7.39	30,000	AuRico Option grant
01-Oct-10	AuRico DSU	$7.34	12,198	AuRico DSU grant
06-Oct-10	AuRico Shares	$7.34	8,827	AuRico ESPP
06-Oct-10	AuRico Shares	$7.34	13,698	AuRico ESPP
12-Oct-10	AuRico Option	$7.08	20,000	AuRico Option grant
09-Nov-10	AuRico Option	$6.96	250,000	AuRico Option grant
09-Nov-10	AuRico DSU	$6.96	174,008	AuRico DSU grant
04-Jan-11	AuRico Option	$7.95	93,000	AuRico Option grant
04-Jan-11	AuRico DSU	$7.95	11,663	AuRico DSU grant
10-Jan-11	AuRico Shares	$7.95	11,005	AuRico ESPP
10-Jan-11	AuRico Shares	$7.95	9,478	AuRico ESPP
13-Jan-11	AuRico Option	$7.84	702,332	AuRico Option grant
24-Jan-11	AuRico Shares	$7.21	21,359	Annual bonus to former executive officer
25-Jan-11	AuRico Option	$7.48	30,000	AuRico Option grant
07-Feb-11	AuRico Option	$7.84	50,000	AuRico Option grant
09-Feb-11	AuRico Option	$8.21	25,000	AuRico Option grant
10-Feb-11	AuRico Option	$8.42	28,500	AuRico Option grant
17-Feb-11	AuRico Shares	$6.57	3,500	AuRico Option
01-Apr-11	AuRico DSU	$9.72	9,542	AuRico DSU grant
08-Apr-11	AuRico Option	$7.10	36,500	AuRico Option grant
11-Apr-11	AuRico Shares	$9.72	9,431	AuRico ESPP
11-Apr-11	AuRico Shares	$9.72	8,239	AuRico ESPP
11-Apr-11	AuRico Shares	$6.16	3,750	AuRico Option
13-Apr-11	AuRico Shares	$10.03	32,796,771	Acquisition of Capital Gold Corporation
18-Apr-11	AuRico Option	$10.09	200,000	AuRico Option grant
21-Apr-11	AuRico Shares	$10.08	81,389	Change of control payment
21-Apr-11	AuRico Shares	$10.40	260,000	Payment for services
26-Apr-11	AuRico Shares	$3.81	55,044	AuRico Option
26-Apr-11	AuRico Shares	$2.97	39,317	AuRico Option
26-Apr-11	AuRico Shares	$5.64	15,727	AuRico Option
26-Apr-11	AuRico Shares	$3.81	78,635	AuRico Option
26-Apr-11	AuRico Shares	$2.97	39,317	AuRico Option
26-Apr-11	AuRico Shares	$5.64	15,727	AuRico Option
27-Apr-11	AuRico Shares	$3.83	11,795	AuRico Option
16-May-11	AuRico Option	$9.12	40,000	AuRico Option grant
19-May-11	AuRico Shares	$5.75	15,727	AuRico Option
19-May-11	AuRico Shares	$5.59	17,290	AuRico Option
25-May-11	AuRico Shares	$6.57	3,500	AuRico Option

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
31-May-11	AuRico Shares	$10.08	135,400	Change of control payment
01-Jun-11	AuRico Shares	$5.60	67,036	AuRico Option
01-Jun-11	AuRico Shares	$5.60	63,245	AuRico Option
13-Jun-11	AuRico Warrants	$10.13	1,500,000	Capital Gold acquisition
16-Jun-11	AuRico Warrants	$10.13	750,000	Capital Gold acquisition
15-Jun-11	AuRico Shares	$5.60	31,454	AuRico Option
16-Jun-11	AuRico Shares	$9.21	18,750	AuRico Option
17-Jun-11	AuRico Shares	$10.08	141,129	Change of control payment
17-Jun-11	AuRico Shares	$10.08	4,284	Change of control payment
17-Jun-11	AuRico Shares	$10.08	6,468	Change of control payment
17-Jun-11	AuRico Shares	$10.08	12,344	Change of control payment
21-Jun-11	AuRico Option	$9.52	10,000	AuRico Option grant
05-Jul-11	AuRico Option	$10.51	50,000	AuRico Option grant
07-Jul-11	AuRico Option	$10.76	30,000	AuRico Option grant
11-Jul-11	AuRico Shares	$9.94	5,000	AuRico Option
11-Jul-11	AuRico Shares	$5.34	110,089	AuRico Option
12-Jul-11	AuRico Shares	$5.34	20,000	AuRico Option
13-Jul-11	AuRico DSU	$10.49	8,833	AuRico DSU grant
15-Jul-11	AuRico Shares	$10.49	7,066	AuRico ESPP
15-Jul-11	AuRico Shares	$10.49	8,598	AuRico ESPP
19-Jul-11	AuRico Shares	$9.42	10,000	AuRico Option
19-Jul-11	AuRico Shares	$6.48	25,000	AuRico Option
19-Jul-11	AuRico Shares	$5.25	47,181	AuRico Option
20-Jul-11	AuRico Shares	$9.94	5,000	AuRico Option
20-Jul-11	AuRico Shares	$9.21	500	AuRico Option
20-Jul-11	AuRico Shares	$9.42	40,000	AuRico Option
20-Jul-11	AuRico Shares	$6.48	25,000	AuRico Option
22-Jul-11	AuRico Shares	$6.57	4,500	AuRico Option
26-Jul-11	AuRico Shares	$6.57	37,500	AuRico Option
26-Jul-11	AuRico Shares	$9.94	5,500	AuRico Option
26-Jul-11	AuRico Shares	$7.92	2,500	AuRico Option
03-Aug-11	AuRico Shares	$5.51	7,863	AuRico Option
15-Aug-11	AuRico Option	$12.14	95,000	AuRico Option grant
16-Aug-11	AuRico Option	$12.30	50,000	AuRico Option grant
18-Aug-11	AuRico Shares	$9.94	10,000	AuRico Option
18-Aug-11	AuRico Shares	$11.43	2,500	AuRico Option
19-Aug-11	AuRico Shares	$7.92	2,500	AuRico Option
19-Aug-11	AuRico Shares	$9.94	700	AuRico Option
19-Aug-11	AuRico Shares	$11.12	42,163	AuRico Option
19-Aug-11	AuRico Shares	$5.67	2,108	AuRico Option
23-Aug-11	AuRico Shares	$8.27	10,000	AuRico Option
23-Aug-11	AuRico Shares	$6.57	1,500	AuRico Option
24-Aug-11	AuRico Shares	$8.08	2,000	AuRico Option
25-Aug-11	AuRico Shares	$11.43	1,250	AuRico Option
26-Aug-11	AuRico Shares	$10.13	1,500,000	Capital Gold Acquisition
01-Sep-11	AuRico Option	$11.60	10,000	AuRico Option grant
07-Oct-11	AuRico Option	$9.80	20,000	AuRico Option grant
13-Oct-11	AuRico DSU	$9.95	7,867	AuRico DSU grant
17-Oct-11	AuRico Option	$10.40	10,000	AuRico Option grant

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
18-Oct-11	AuRico Shares	$9.95	11,562	AuRico ESPP
18-Oct-11	AuRico Shares	$9.95	11,160	AuRico ESPP
26-Oct-11	AuRico Shares	$9.79	106,729,666	Acquisition of Northgate Minerals Corporation
26-Oct-11	AuRico DSU	$9.52	15,756	AuRico DSU grant
03-Nov-11	AuRico Shares	$9.73	2,920	AuRico Option
14-Nov-11	AuRico Option	$10.95	345,000	AuRico Option grant
23-Nov-11	AuRico Shares	$4.94	5,000	AuRico Option
24-Nov-11	AuRico Shares	$4.94	5,000	AuRico Option
25-Nov-11	AuRico Shares	$4.94	5,000	AuRico Option
28-Nov-11	AuRico Shares	$4.94	5,000	AuRico Option
30-Nov-11	AuRico Shares	$4.94	7,300	AuRico Option
02-Dec-11	AuRico Shares	$4.94	7,300	AuRico Option
05-Dec-11	AuRico Shares	$4.94	11,500	AuRico Option
05-Dec-11	AuRico Shares	$2.85	7,300	AuRico Option
06-Dec-11	AuRico Shares	$4.94	5,000	AuRico Option
07-Dec-11	AuRico Option	$9.65	10,000	AuRico Option grant
08-Dec-11	AuRico Shares	$4.94	5,000	AuRico Option
09-Dec-11	AuRico Shares	$4.94	9,600	AuRico Option
12-Dec-11	AuRico Option	$9.29	1,198,000	AuRico Option grant
23-Dec-11	AuRico Option	$8.38	30,000	AuRico Option grant
03-Jan-12	AuRico Shares	$2.85	1,095	AuRico Option
03-Jan-12	AuRico Shares	$4.91	1,095	AuRico Option
16-Jan-12	AuRico DSU	$8.01	8,887	AuRico DSU grant
19-Jan-12	AuRico Shares	$4.94	14,600	AuRico Option
20-Jan-12	AuRico Shares	$4.94	14,600	AuRico Option
23-Jan-12	AuRico Warrants	$9.52	835,000	Northgate acquisition
27-Jan-12	AuRico Shares	$4.94	14,600	AuRico Option
30-Jan-12	AuRico Shares	$7.95	1,825	AuRico Option
30-Jan-12	AuRico Shares	$8.10	20,034	AuRico ESPP
30-Jan-12	AuRico Shares	$8.10	27,338	AuRico ESPP
01-Feb-12	AuRico Shares	$2.85	2,920	AuRico Option
10-Feb-12	AuRico Shares	$9.55	13,835	AuRico DSU
10-Feb-12	AuRico Shares	$9.55	13,601	AuRico DSU
15-Feb-12	AuRico Shares	$2.85	1,095	AuRico Option
15-Feb-12	AuRico Shares	$8.17	1,825	AuRico Option
15-Feb-12	AuRico Shares	$4.91	365	AuRico Option
22-Feb-12	AuRico Shares	$6.57	3,500	AuRico Option
29-Feb-12	AuRico Shares	$9.61	2,843	AuRico DSU
29-Feb-12	AuRico Option	$9.63	246,268	AuRico Option grant
02-Mar-12	AuRico Shares	$5.77	20,000	AuRico Option
23-Mar-12	AuRico Option	$8.68	175,000	AuRico Option grant
26-Mar-12	AuRico Option	$8.72	30,000	AuRico Option grant
04-Apr-12	AuRico Option	$8.96	30,000	AuRico Option grant
05-Apr-12	AuRico Shares	$2.85	16,500	AuRico Option
09-Apr-12	AuRico Shares	$2.85	5,000	AuRico Option
12-Apr-12	AuRico Shares	$8.89	40,223	AuRico ESPP
12-Apr-12	AuRico Shares	$8.89	17,542	AuRico ESPP
12-Apr-12	AuRico DSU	$8.89	30,065	AuRico DSU grant

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
16-Apr-12	AuRico Option	$8.69	30,000	AuRico Option grant
17-Apr-12	AuRico Shares	$2.85	5,000	AuRico Option
18-Apr-12	AuRico Shares	$2.85	1,095	AuRico Option
01-May-12	AuRico Option	$8.61	25,000	AuRico Option grant
30-May-12	AuRico Option	$7.97	10,000	AuRico Option grant
11-Jun-12	AuRico Shares	$2.85	1,825	AuRico Option
28-Jun-12	AuRico Shares	$7.16	9,125	AuRico Option
03-Jul-12	AuRico Option	$8.15	270,000	AuRico Option grant
06-Jul-12	AuRico Shares	$2.85	547	AuRico Option
12-Jul-12	AuRico DSU	$8.15	4,575	AuRico DSU grant
17-Jul-12	AuRico Shares	$8.15	42,930	AuRico ESPP
17-Jul-12	AuRico Shares	$8.15	17,331	AuRico ESPP
30-Jul-12	AuRico Option	$6.55	200,000	AuRico Option grant
14-Aug-12	AuRico Option	$6.71	100,000	AuRico Option grant
17-Aug-12	AuRico Shares	$2.85	4,380	AuRico Option
29-Aug-12	AuRico Shares	$8.13	211,991	Payment for services
04-Sep-12	AuRico Option	$6.71	415,000	AuRico Option grant
11-Sep-12	AuRico Shares	$5.49	1,265	AuRico DSU
11-Oct-12	AuRico Option	$7.10	50,000	AuRico Option grant
11-Oct-12	AuRico DSU	$7.10	1,967	AuRico DSU grant
15-Oct-12	AuRico Shares	$6.78	55,936	AuRico ESPP
15-Oct-12	AuRico Shares	$6.78	18,769	AuRico ESPP
15-Oct-12	AuRico Shares	$7.08	20,000	AuRico Option
17-Oct-12	AuRico Shares	$2.85	730	AuRico Option
17-Oct-12	AuRico Shares	$5.77	20,000	AuRico Option
19-Oct-12	AuRico Shares	$2.85	3,650	AuRico Option
19-Oct-12	AuRico Shares	$2.28	14,600	AuRico Option
19-Oct-12	AuRico Shares	$6.92	2,875	AuRico DSU
22-Oct-12	AuRico Shares	$2.85	1,650	AuRico Option
24-Oct-12	AuRico Shares	$2.85	2,000	AuRico Option
05-Nov-12	AuRico Shares	$2.85	3,650	AuRico Option
14-Nov-12	AuRico Shares	$7.95	10,950	AuRico Option
15-Nov-12	AuRico Option	$8.21	40,000	AuRico Option grant
28-Nov-12	AuRico Shares	$2.85	1,460	AuRico Option
30-Nov-12	AuRico Option	$7.96	30,000	AuRico Option grant
17-Dec-12	AuRico Shares	$5.77	20,000	AuRico Option
19-Dec-12	AuRico Option	$8.10	1,405,000	AuRico Option grant
07-Jan-13	AuRico Shares	$7.95	27,375	AuRico Option
07-Jan-13	AuRico Shares	$2.85	3,600	AuRico Option
08-Jan-13	AuRico Shares	$7.84	10,000	AuRico Option
08-Jan-13	AuRico Shares	$2.85	50	AuRico Option
10-Jan-13	AuRico Shares	$7.16	124,100	AuRico Option
17-Jan-13	AuRico Shares	$7.83	16,826	AuRico ESPP
17-Jan-13	AuRico Shares	$7.83	46,071	AuRico ESPP
17-Jan-13	AuRico Option	$8.05	30,000	AuRico Option grant
17-Jan-13	AuRico DSU	$8.05	1,703	AuRico DSU grant
21-Jan-13	AuRico Option	$7.92	200,000	AuRico Option grant
25-Jan-13	AuRico Shares	$6.69	10,000	AuRico Option
28-Jan-13	AuRico Shares	$6.69	30,000	AuRico Option

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
31-Jan-13	AuRico Shares	$6.69	15,000	AuRico Option
01-Feb-13	AuRico Shares	$6.69	35,000	AuRico Option
01-Feb-13	AuRico Shares		(36,144,578)	Substantial issuer bid
07-Feb-13	AuRico Option	$7.08	633,476	AuRico Option grant
07-Feb-13	AuRico PSU	$7.08	115,114	AuRico PSU grant
12-Feb-13	AuRico Shares	$6.48	100,000	AuRico Option
13-Feb-13	AuRico Shares	$7.16	51,100	AuRico Option
13-Mar-13	AuRico Shares	$6.24	71,845	AuRico DSU
15-Mar-13	AuRico Shares	$6.24	5,000	AuRico Option
15-Mar-13	AuRico Shares	$5.86	30,089	AuRico Option
21-Mar-13	AuRico Shares	$5.86	31,454	AuRico Option
11-Apr-13	AuRico Shares	$6.43	13,444	AuRico ESPP
11-Apr-13	AuRico Shares	$6.43	64,629	AuRico ESPP
12-Apr-13	AuRico RSU	$6.21	86,894	AuRico RSU grant
16-Apr-13	AuRico DSU	$6.21	40,226	AuRico DSU grant
18-Apr-13	AuRico PSU	$6.15	741	AuRico DRIP entitlement
18-Apr-13	AuRico RSU	$6.15	559	AuRico DRIP entitlement
29-Apr-13	AuRico Shares	$6.15	617	AuRico DRIP entitlement
29-Apr-13	AuRico Shares	$6.15	1,427	AuRico DRIP entitlement
06-May-13	AuRico Option	$5.06	15,000	AuRico Option grant
13-May-13	AuRico DSU	$6.30	1,427	AuRico DSU grant
10-Jun-13	AuRico Shares	$6.15	89	AuRico DRIP entitlement
10-Jun-13	AuRico Shares	$6.15	425	AuRico DRIP entitlement
01-Jul-13	AuRico DSU	$4.42	21,454	AuRico DSU grant
01-Jul-13	AuRico RSU	$4.42	18,061	AuRico RSU grant
12-Jul-13	AuRico Shares	$4.42	88,273	AuRico ESPP
12-Jul-13	AuRico Shares	$4.42	24,940	AuRico ESPP
29-Jul-13	AuRico Shares	$4.88	129,793	AuRico DRIP entitlement
29-Jul-13	AuRico DSU	$4.88	2,088	AuRico DSU grant
29-Jul-13	AuRico PSU	$4.88	1,041	AuRico DRIP entitlement
29-Jul-13	AuRico RSU	$4.88	948	AuRico DRIP entitlement
31-Jul-13	AuRico Shares	$4.88	956	AuRico DRIP entitlement
01-Aug-13	AuRico Shares	$4.88	2,973	AuRico DRIP entitlement
08-Oct-13	AuRico Shares	$4.03	94,083	AuRico ESPP
09-Oct-13	AuRico Shares	$4.03	29,327	AuRico ESPP
11-Oct-13	AuRico Shares	$4.03	317	AuRico ESPP
29-Oct-13	AuRico Shares	$4.18	338,004	AuRico DRIP entitlement
29-Oct-13	AuRico DSU	$4.18	2,597	AuRico DRIP entitlement
29-Oct-13	AuRico PSU	$4.18	1,163	AuRico DRIP entitlement
29-Oct-13	AuRico RSU	$4.18	1,059	AuRico DRIP entitlement
05-Nov-13	AuRico Shares	$4.18	4,203	AuRico DRIP entitlement
08-Nov-13	AuRico Shares	$4.18	1,432	AuRico DRIP entitlement
26-Nov-13	AuRico Option	$3.99	30,000	AuRico Option grant
13-Dec-13	AuRico Option	$4.02	2,342,703	AuRico Option grant
13-Dec-13	AuRico RSU	$4.02	248,625	AuRico RSU grant
13-Dec-13	AuRico PSU	$4.02	229,975	AuRico PSU grant
02-Jan-14	AuRico Option	$3.80	20,000	AuRico Option grant
06-Jan-14	AuRico PSU	$3.97	80,000	AuRico PSU grant
16-Jan-14	AuRico Shares	$3.80	103,065	AuRico ESPP

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
20-Jan-14	AuRico Shares	$3.80	29,138	AuRico ESPP
22-Jan-14	AuRico Shares	$2.85	548	AuRico Option
29-Jan-14	AuRico Shares	$4.86	275,577	AuRico DRIP entitlement
29-Jan-14	AuRico DSU	$4.86	2,239	AuRico DRIP entitlement
29-Jan-14	AuRico PSU	$4.86	3,855	AuRico DRIP entitlement
29-Jan-14	AuRico RSU	$4.86	3,208	AuRico DRIP entitlement
07-Feb-14	AuRico Shares	$4.86	1,120	AuRico DRIP entitlement
07-Feb-14	AuRico Shares	$4.86	4,426	AuRico DRIP entitlement
12-Feb-14	AuRico Shares	$4.88	50	AuRico DRIP entitlement
12-Feb-14	AuRico Shares	$4.88	156	AuRico DRIP entitlement
04-Apr-14	AuRico DSU	$4.84	45,495	AuRico DSU grant
04-Apr-14	AuRico RSU	$4.84	97,189	AuRico RSU grant
25-Apr-14	AuRico Shares	$4.77	24,487	AuRico ESPP
25-Apr-14	AuRico Shares	$4.77	110,143	AuRico ESPP
05-May-14	AuRico Shares	$4.58	52,066	AuRico DSU
03-Jun-14	AuRico Shares	$3.63	199,255	AuRico DRIP entitlement
03-Jun-14	AuRico DSUs	$3.63	1,468	AuRico DRIP entitlement
03-Jun-14	AuRico PSUs	$3.63	2,596	AuRico DRIP entitlement
03-Jun-14	AuRico RSUs	$3.63	2,691	AuRico DRIP entitlement
11-Jun-14	AuRico Shares	$3.63	2,919	AuRico DRIP entitlement
11-Jun-14	AuRico Shares	$3.63	639	AuRico DRIP entitlement
18-Jul-14	AuRico Shares	$4.56	28,505	AuRico ESPP
18-Jul-14	AuRico Shares	$4.56	112,362	AuRico ESPP
07-Aug-14	AuRico Options	$4.50	15,000	AuRico Option grant
02-Sep-14	AuRico Shares	$4.66	8,544	AuRico DRIP entitlement
12-Sep-14	AuRico Shares	$4.66	426	AuRico DRIP entitlement
12-Sep-14	AuRico Shares	$4.66	63	AuRico DRIP entitlement
12-Sep-14	AuRico DSUs	$4.66	215	AuRico DRIP entitlement
12-Sep-14	AuRico PSUs	$4.66	381	AuRico DRIP entitlement
12-Sep-14	AuRico RSUs	$4.66	395	AuRico DRIP entitlement
17-Sep-14	AuRico Shares	$6.00	833,334	Flow-through share issuance
17-Sep-14	AuRico RSUs	$4.22	16,575	AuRico RSU grant
17-Sep-14	AuRico DSUs	$4.22	7,104	AuRico DSU grant
10-Oct-14	AuRico Shares	$4.06	142,191	AuRico ESPP
10-Oct-14	AuRico Shares	$4.06	34,593	AuRico ESPP
01-Dec-14	AuRico Shares	$3.60	4,877	AuRico DRIP entitlement
04-Dec-14	AuRico Shares	$3.60	355	AuRico DRIP entitlement
04-Dec-14	AuRico Shares	$3.60	51	AuRico DRIP entitlement
04-Dec-14	AuRico DSUs	$3.60	160	AuRico DRIP entitlement
04-Dec-14	AuRico PSUs	$3.60	276	AuRico DRIP entitlement
04-Dec-14	AuRico RSUs	$3.60	296	AuRico DRIP entitlement
12-Dec-14	AuRico Options	$4.03	3,314,645	AuRico Option grant
12-Dec-14	AuRico Options	$4.03	279,000	AuRico RSU grant
12-Dec-14	AuRico Options	$4.03	190,082	AuRico PSU grant
15-Dec-14	AuRico Shares	$3.79	46,940	AuRico RSU
15-Dec-14	AuRico Shares	$3.79	34,342	AuRico RSU
24-Dec-14	AuRico Shares	$3.46	28,634	AuRico RSU
13-Jan-15	AuRico Shares	$3.66	35,282	AuRico ESPP
13-Jan-15	AuRico Shares	$3.66	162,080	AuRico ESPP

		Price per Security	Number of
Date of Sale	Type of Security	(C$)	Securities	Reasons for Issuance
14-Jan-15	AuRico Shares	$ 4.02	1,500	AuRico Option
15-Jan-15	AuRico Shares	$ 4.02	6,000	AuRico Option
16-Jan-15	AuRico Shares	$ 4.02	8,333	AuRico Option
20-Jan-15	AuRico Shares	$ 4.02	13,333	AuRico Option
20-Jan-15	AuRico Shares	$ 2.85	5,475	AuRico Option
21-Jan-15	AuRico Shares	$ 4.02	9,166	AuRico Option
23-Jan-15	AuRico Shares	$ 4.02	10,000	AuRico Option
23-Jan-15	AuRico Shares	$ 2.85	18,250	AuRico Option
29-Jan-15	AuRico Shares	$ 4.02	833	AuRico Option
30-Jan-15	AuRico Shares	$ 2.85	1,460	AuRico Option
02-Feb-15	AuRico Shares	$ 2.85	9,125	AuRico Option
05-Feb-15	AuRico Shares	$ 4.02	5,000	AuRico Option
06-Feb-15	AuRico Shares	$ 4.02	7,500	AuRico Option
11-Feb-15	AuRico Shares	$ 4.02	1,666	AuRico Option
12-Feb-15	AuRico Shares	$ 4.64	25,764	AuRico PSU
13-Feb-15	AuRico Shares	$ 4.64	8,958	AuRico PSU
12-Mar-15	AuRico Shares	$ 6.10	1,553,000	Flow-through share issuance
16-Mar-15	AuRico Shares	$ 3.40	210,927	AuRico DRIP entitlement
16-Mar-15	AuRico DSUs	$ 3.40	2,147	AuRico DRIP entitlement
16-Mar-15	AuRico PSUs	$ 3.40	4,790	AuRico DRIP entitlement
16-Mar-15	AuRico RSUs	$ 3.40	5,332	AuRico DRIP entitlement
19-Mar-15	AuRico Shares	$ 6.55	763,359	Flow-through share issuance
19-Mar-15	AuRico Shares	$ 5.12	976,563	Flow-through share issuance
19-Mar-15	AuRico Shares	$ 3.40	767	AuRico DRIP entitlement
19-Mar-15	AuRico Shares	$ 3.40	5,377	AuRico DRIP entitlement
01-Apr-15	AuRico RSUs	$ 3.74	144,242	AuRico RSU grant
01-Apr-15	AuRico DSUs	$ 3.74	66,776	AuRico DSU grant
15-Apr-15	AuRico Shares	$ 3.74	42,045	AuRico ESPP
15-Apr-15	AuRico Shares	$ 3.74	174,260	AuRico ESPP
20-Apr-15	AuRico Shares	$ 2.99	27,852,769	Private Placement
22-Apr-15	AuRico Shares	$ 4.02	85,553	AuRico Option
23-Apr-15	AuRico Shares	$ 4.02	5,000	AuRico Option
24-Apr-15	AuRico Shares	$ 4.02	1,666	AuRico Option
01-May-15	AuRico Shares	$ 4.33	23,038	AuRico RSU

Legal Proceedings

In the normal course of business, AuRico is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. AuRico periodically reviews the status of these proceedings with counsel. AuRico believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

Transfer Agent, Registrar and Auditor

The transfer agent and registrar for the AuRico Shares is Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1.

The auditors of AuRico are KPMG LLP, Chartered Professional Accountants, Toronto, Ontario.

Available Information

AuRico files reports and other information with the Canadian provincial securities commissions listed above. These reports containing additional information with respect to AuRico’s business and operations are available to the public free of charge at www.sedar.com.

Documents Incorporated by Reference

Information has been incorporated by reference in this Appendix J from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from AuRico at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, facsimile: 647-260-8881, Attention: Anne Day. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on SEDAR at www.sedar.com.

The following documents of AuRico filed with the various securities commissions or similar authorities in the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this Appendix J.

(a)	the AuRico AIF;

(b)	the audited annual comparative financial statements of AuRico as at and for the years ended

December 31, 2014 and 2013, together with the notes thereto and the auditors’ report thereon;

(c)	AuRico’s management’s discussion and analysis of the financial condition and results of operations of AuRico as at and for the years ended December 31, 2014 and 2013;

(d)	the unaudited interim comparative consolidated financial statements of AuRico as at March 31, 2015 and for the three month periods ended March 31, 2015 and March 31, 2014;

(e)	AuRico’s management’s discussion and analysis of the financial condition and results of operations of AuRico as at and for the three month periods ended March 31, 2015;

(f)	AuRico’s information circular and proxy statement dated March 19, 2015 in respect of the annual and special meeting of the AuRico Shareholders held on May 7, 2015; and

(g)	AuRico’s material change report dated April 23, 2015 in respect of the entering into of the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by AuRico with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Appendix J. AuRico Shareholders should refer to these documents for important information concerning AuRico.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix J to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix J.

Information contained or otherwise accessed through AuRico’s website, www.auricogold.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this Circular.

Risk Factors

The business and operations of AuRico are subject to risks. In addition to considering the other information in this Circular, AuRico Shareholders should consider carefully the factors set forth in the AuRico AIF and in AuRico’s management’s discussion and analysis for the year ended December 31, 2014, which are incorporated by reference herein.

APPENDIX K - INFORMATION CONCERNING ALAMOS GOLD INC.

Notice to Reader

Capitalized terms used in this Appendix K but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in the Circular.

Overview

Alamos is a gold mining company engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. Alamos’ primary asset is the Mulatos Mine and its 28,773 hectares of concessions in the state of Sonora, Mexico, that were acquired on February 21, 2003, by way of amalgamation of National Gold Corporation and Alamos Minerals Ltd. In addition, in 2010 Alamos acquired the development-stage Aği Daği Project and Kirazl Project in the Biga district of northwestern Turkey. In 2011, Alamos discovered the Çamyurt Project, located approximately 3 kilometres from the Aği Daği Project. Alamos also owns the development stage Esperanza Project in Morelos State, Mexico, and the Quartz Mountain Project in Oregon, USA.

For further information regarding Alamos, the development of its business and its business activities, see the Annual Information Form of Alamos dated March 30, 2015 (the “Alamos AIF”) which is incorporated by reference in this Circular.

Corporate Structure

Alamos was formed by the amalgamation of Alamos Minerals Ltd., a company incorporated under the laws of the Province of British Columbia, and National Gold Corporation, a company incorporated under the laws of the Province of Alberta, and continued into the Province of British Columbia under the former Company Act (British Columbia) on February 21, 2003, with the resulting amalgamated company continuing under the name “Alamos Gold Inc.” The BCBCA came into force on March 29, 2004, and on July 15, 2004, after obtaining shareholder approval, Alamos altered its Notice of Articles to increase its authorized capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and adopted new articles that take advantage of certain business flexibilities available under the BCBCA. Alamos is a public company listed on the TSX and the NYSE.

Alamos’ principal place of business is 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5. The registered office of Alamos is located at 1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Alamos is a reporting issuer in all of the provinces and territories of Canada.

Market for Securities

Alamos is a reporting issuer in all of the provinces and territories of Canada. The Alamos Shares are listed and on the TSX and the NYSE under the symbol “AGI” and the Alamos Warrants are listed and posted for trading on the TSX under the symbol “AGI.WT”. On April 10, 2015, the last trading day on which the Alamos Shares traded prior to announcement that AuRico and Alamos had entered into the Arrangement Agreement, the closing price of the Alamos Shares on the TSX was C$7.41 and the closing price of the Alamos Shares on the NYSE was $5.89.

Description of Alamos Shares

The authorized capital of Alamos consists of an unlimited number of Alamos Shares. As at May 22, 2015, 127,357,486 Alamos Shares were issued and outstanding.

Dividend History

During the two years preceding the announcement of the Arrangement Agreement, the Alamos Board declared semi-annual dividends of $0.10 per Alamos Share, which were paid on April 30, 2013, October 31, 2013, April 30, 2014 and October 31, 2014. On April 21, 2015, Alamos announced that it had decreased its semi-annual dividend from $0.10 to $0.03 per Alamos Share payable on May 29, 2015 to Alamos Shareholders of record on May 15, 2015. Alamos also announced the implementation of a dividend reinvestment and share purchase plan.

Payment of any future dividends will be at the discretion of the Alamos Board, after taking into account many factors, including Alamos’ operating results, financial condition and current and anticipated cash needs. Subject to the provisions of the BCBCA, the Alamos Board may declare dividends payable to Alamos Shareholders according to their respective rights and interest in Alamos. Dividends may be paid in money or property or by issuing fully paid Alamos Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth as at December 31, 2014, the number of securities authorized for issuance under the Alamos Option Plan which was last ratified, confirmed and approved by Alamos Shareholders on May 31, 2012.

	Maximum number	Weighted-average	Number of securities
	of securities	exercise price of	remaining available for
	available to be issued	outstanding	future issuance
	upon exercise of	options, warrants	under equity
	outstanding options,	and rights	compensation plans
Plan Category	warrants and rights
Equity compensation plans approved by Alamos Shareholders	4,741,300 (1)	C$14.04	3,276,324 (2)

Equity compensation plans not approved by Alamos Shareholders	N/A	N/A	N/A
Total:	4,741,300	C$14.04	3,276,324

Notes:
(1)	This figure represents the number of Alamos Options granted and outstanding as at December 31, 2014.
(2)

The Alamos Board approved amendments to the Alamos Option Plan on April 24, 2012 which reduced the number of shares issuable under the Alamos Option Plan to 7% of the total number of issued and outstanding Alamos Shares of Alamos from time to time. As at April 27, 2015, a total of 8,915,024 Alamos Shares are available for issuance under the Alamos Option Plan. As 5,638,700 Alamos Options are outstanding as at April 27, 2015, 3,276,324 Alamos Shares remain available for future issuance under the Alamos Option Plan.

Price Range and Trading Volumes of Alamos Shares

The Alamos Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “AGI”.

The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Alamos Shares on the TSX and the NYSE.

		TSX			NYSE

	High	Low	Volume	High	Low	Volume
Shares	(C$)	(C$)		($)	($)
2015
May (1 to 22)	9.00	8.04	7,420,727	7.54	6.63	10,032,631
April	8.93	6.99	16,203,078	7.31	5.55	19,279,392
March	8.47	6.68	9,465,238	6.78	5.25	17,688,390
February	7.76	6.60	13,600,142	6.20	5.22	16,347,950
January	10.31	6.45	19,228,400	8.54	5.11	25,492,759
2014
December	8.98	7.39	13,805,110	7.85	6.34	36,510,438
November	9.19	7.74	11,301,362	8.14	6.79	12,644,605
October	10.24	8.01	10,295,010	9.07	7.10	10,243,462
September	10.30	8.65	8,562,567	9.51	7.79	8,417,171
August	11.07	9.62	5,075,555	10.14	8.81	5,213,782
July	11.26	9.64	6,540,606	10.55	8.85	5,727,812
June	11.17	8.84	7,762,459	10.35	8.10	6,298,973
May	10.34	8.70	7,808,703	9.42	8.00	5,111,584

On May 22, 2015, the closing price of the Alamos Shares on the TSX was C$8.44 and the closing price of the Alamos Shares on the NYSE was $6.86 ..

Alamos Warrants

The following table sets forth the price ranges and volume traded of Alamos Warrants as reported by the TSX for the periods indicated.

		TSX

	High	Low	Volume
Warrants	(C$)	(C$)
2015
May (1 to 22)	0.31	0.25	212,342
April	0.34	0.215	215,218
March	0.34	0.22	272,890
February	0.39	0.31	443,539
January	0.75	0.30	591,196
2014
December	0.54	0.27	408,630
November	0.55	0.38	141,863
October	0.75	0.40	213,170
September	0.76	0.46	175,411
August	0.80	0.67	139,864
July	1.02	0.68	201,986
June	1.09	0.72	87,898
May	0.95	0.68	91,781

On May 22, 2015, the closing price of the Alamos Warrants on the TSX was C$0.25.

Prior Sales

The following table summarizes the issuances by Alamos of Alamos Shares, or securities convertible into Alamos Shares, within the five years preceding the date of this Circular:

			Number of
Date of Sale	Type of Security	Price per Security (C$)	Securities	Reasons for Issuance
27-Feb-15	Alamos Options	7.50	997,400	Alamos Option grants
28-May-14	Alamos Options	9.17	835,000	Alamos Option grants
19-Sep-13	Alamos Shares	9.80	200,000	Alamos Option
6-Sep-13	Alamos Shares	14.24	3,000	Alamos Option
30-Aug-13	Alamos Warrants	29.48	7,167,866	Acquisition of an asset
23-Aug-13	Alamos Shares	14.24	17,500	Alamos Option
22-Aug-13	Alamos Shares	14.24	10,000	Alamos Option
20-Aug-13	Alamos Shares	14.18	30,900	Alamos Option
19-Aug-13	Alamos Shares	11.93	56,600	Alamos Option
16-Aug-13	Alamos Shares	14.24	42,000	Alamos Option
6-Jun-13	Alamos Options	15.08	522,200	Alamos Option grants
2-Jun-13	Alamos Shares	14.92	2,500	Alamos Option
28-May-13	Alamos Shares	6.76	30,000	Alamos Option
2-May-13	Alamos Shares	9.80	40,000	Alamos Option
11-Apr-13	Alamos Shares	9.80	20,000	Alamos Option
1-Mar-13	Alamos Options	14.56	125,000	Alamos Option grants
25-Feb-13	Alamos Shares	14.24	12,000	Alamos Option
1-Feb-13	Alamos Options	15.42	125,000	Alamos Option grants
22-Jan-13	Alamos Options	15.57	85,000	Alamos Option grants
13-Jan-13	Alamos Shares	16.60	1,960,700	Consideration for purchase of Aurizon Mines Ltd. shares
13-Jan-13	Alamos Shares	16.60	1,501,167	Consideration for purchase of Aurizon Mines Ltd. shares
11-Jan-13	Alamos Shares	16.60	1,403,048	Consideration for purchase of Aurizon Mines Ltd. shares
10-Jan-13	Alamos Shares	16.60	1,719,465	Consideration for purchase of Aurizon Mines Ltd. shares
30-Nov-12	Alamos Shares	14.92	20,000	Alamos Option

29-Nov-12	Alamos Shares	14.92	30,000	Alamos Option
19-Nov-12	Alamos Shares	14.92	15,000	Alamos Option
12-Nov-12	Alamos Shares	14.58	14,200	Alamos Option
9-Nov-12	Alamos Shares	14.41	30,800	Alamos Option
1-Nov-12	Alamos Shares	14.05	3,000	Alamos Option
30-Oct-12	Alamos Shares	12.63	22,100	Alamos Option
15-Oct-12	Alamos Shares	14.24	12,000	Alamos Option
9-Oct-12	Alamos Shares	14.05	3,600	Alamos Option
5-Oct-12	Alamos Shares	14.15	36,000	Alamos Option
4-Oct-12	Alamos Shares	15.29	29,500	Alamos Option
1-Oct-12	Alamos Shares	15.41	40,000	Alamos Option
28-Sep-12	Alamos Shares	14.58	34,500	Alamos Option
25-Sep-12	Alamos Shares	14.24	5,500	Alamos Option
24-Sep-12	Alamos Shares	14.05	600	Alamos Option
21-Sep-12	Alamos Shares	14.24	40,000	Alamos Option
20-Sep-12	Alamos Shares	14.67	87,200	Alamos Option
19-Sep-12	Alamos Shares	14.55	66,400	Alamos Option
18-Sep-12	Alamos Shares	14.21	54,100	Alamos Option
14-Sep-12	Alamos Shares	14.92	52,300	Alamos Option
7-Sep-12	Alamos Shares	14.22	53,000	Alamos Option
6-Sep-12	Alamos Shares	14.92	10,000	Alamos Option
31-Aug-12	Alamos Shares	14.05	6,000	Alamos Option
24-Aug-12	Alamos Shares	11.85	105,500	Alamos Option
23-Aug-12	Alamos Shares	12.25	110,000	Alamos Option
22-Aug-12	Alamos Shares	14.24	3,000	Alamos Option
21-Aug-12	Alamos Shares	11.59	105,100	Alamos Option
15-Aug-12	Alamos Shares	9.83	5,500	Alamos Option
13-Aug-12	Alamos Shares	14.05	1,800	Alamos Option
9-Aug-12	Alamos Shares	9.80	9,000	Alamos Option
7-Aug-12	Alamos Shares	9.80	9,000	Alamos Option
30-Jul-12	Alamos Options	16.30	840,000	Alamos Option grants
6-Jun-12	Alamos Shares	12.46	18,000	Alamos Option
4-Jun-12	Alamos Shares	14.05	6,000	Alamos Option
1-Jun-12	Alamos Shares	13.62	99,800	Alamos Option
24-May-12	Alamos Shares	10.99	195,100	Alamos Option
3-May-12	Alamos Shares	14.34	35,000	Alamos Option
16-Apr-12	Alamos Shares	14.05	1,800	Alamos Option
13-Apr-12	Alamos Shares	9.80	2,000	Alamos Option
4-Apr-12	Alamos Shares	7.29	140,000	Alamos Option
2-Apr-12	Alamos Shares	14.92	10,000	Alamos Option
29-Mar-12	Alamos Shares	7.29	35,000	Alamos Option
16-Mar-12	Alamos Shares	7.29	100,000	Alamos Option
8-Mar-12	Alamos Shares	7.29	100,000	Alamos Option
9-Feb-12	Alamos Shares	7.84	7,500	Alamos Option
6-Feb-12	Alamos Shares	14.92	10,000	Alamos Option
2-Feb-12	Alamos Shares	7.75	130,000	Alamos Option
31-Jan-12	Alamos Shares	13.39	115,900	Alamos Option
30-Jan-12	Alamos Shares	9.45	139,500	Alamos Option
27-Jan-12	Alamos Shares	13.07	88,400	Alamos Option
26-Jan-12	Alamos Shares	12.84	145,500	Alamos Option
25-Jan-12	Alamos Shares	7.84	5,000	Alamos Option
23-Jan-12	Alamos Shares	9.83	1,000	Alamos Option
20-Jan-12	Alamos Shares	7.84	600	Alamos Option
17-Jan-12	Alamos Shares	14.05	2,400	Alamos Option
11-Jan-12	Alamos Shares	13.84	44,000	Alamos Option
4-Jan-12	Alamos Shares	14.05	1,200	Alamos Option
3-Jan-12	Alamos Shares	14.58	40,000	Alamos Option
22-Dec-11	Alamos Shares	14.05	3,600	Alamos Option
20-Dec-11	Alamos Shares	14.92	30,000	Alamos Option
6-Dec-11	Alamos Shares	15.30	3,000	Alamos Option
30-Nov-11	Alamos Shares	9.80	50,000	Alamos Option
29-Nov-11	Alamos Shares	12.70	14,900	Alamos Option
17-Oct-11	Alamos Shares	14.05	600	Alamos Option

9-Sep-11	Alamos Shares	10.73	48,000	Alamos Option
8-Sep-11	Alamos Shares	14.47	4,200	Alamos Option
7-Sep-11	Alamos Shares	10.95	5,000	Alamos Option
6-Sep-11	Alamos Shares	11.88	45,200	Alamos Option
2-Sep-11	Alamos Shares	13.04	38,400	Alamos Option
1-Sep-11	Alamos Shares	11.22	25,000	Alamos Option
31-Aug-11	Alamos Shares	14.26	43,000	Alamos Option
30-Aug-11	Alamos Shares	12.15	115,500	Alamos Option
22-Aug-11	Alamos Shares	9.80	20,000	Alamos Option
15-Aug-11	Alamos Shares	6.92	5,500	Alamos Option
12-Aug-11	Alamos Shares	9.94	210,000	Alamos Option
11-Aug-11	Alamos Shares	9.80	10,000	Alamos Option
10-Aug-11	Alamos Shares	12.50	4,600	Alamos Option
9-Aug-11	Alamos Shares	8.82	73,000	Alamos Option
8-Aug-11	Alamos Shares	14.69	60,000	Alamos Option
3-Aug-11	Alamos Shares	7.84	1,000	Alamos Option
22-Jul-11	Alamos Shares	10.63	8,700	Alamos Option
21-Jul-11	Alamos Shares	12.80	59,200	Alamos Option
20-Jul-11	Alamos Shares	7.84	1,000	Alamos Option
19-Jul-11	Alamos Shares	11.90	115,000	Alamos Option
18-Jul-11	Alamos Shares	10.83	105,000	Alamos Option
15-Jul-11	Alamos Shares	14.05	10,000	Alamos Option
14-Jul-11	Alamos Shares	12.21	81,000	Alamos Option
13-Jul-11	Alamos Shares	9.98	32,000	Alamos Option
12-Jul-11	Alamos Shares	7.91	10,000	Alamos Option
11-Jul-11	Alamos Shares	8.70	40,000	Alamos Option
5-Jul-11	Alamos Shares	8.09	20,000	Alamos Option
4-Jul-11	Alamos Shares	6.76	6,000	Alamos Option
30-Jun-11	Alamos Shares	11.13	34,000	Alamos Option
21-Jun-11	Alamos Shares	14.92	15,000	Alamos Option
17-Jun-11	Alamos Shares	14.49	35,000	Alamos Option
15-Jun-11	Alamos Shares	14.05	20,000	Alamos Option
14-Jun-11	Alamos Shares	7.84	2,000	Alamos Option
7-Jun-11	Alamos Shares	14.05	600	Alamos Option
24-May-11	Alamos Shares	8.90	30,000	Alamos Option
20-May-11	Alamos Shares	8.90	100,000	Alamos Option
18-May-11	Alamos Shares	8.90	35,000	Alamos Option
12-May-11	Alamos Options	14.24	2,050,000	Alamos Option grants
10-May-11	Alamos Shares	6.00	3,000	Alamos Option
9-May-11	Alamos Shares	8.14	120,000	Alamos Option
9-May-11	Alamos Options	15.30	15,000	Alamos Option grants
18-Apr-11	Alamos Shares	14.05	6,000	Alamos Option
8-Mar-11	Alamos Shares	9.80	21,000	Alamos Option
4-Mar-11	Alamos Shares	9.35	70,000	Alamos Option
3-Mar-11	Alamos Shares	8.90	50,000	Alamos Option
1-Mar-11	Alamos Shares	7.84	3,000	Alamos Option
24-Feb-11	Alamos Shares	7.84	2,000	Alamos Option
23-Feb-11	Alamos Shares	7.84	3,000	Alamos Option
18-Feb-11	Alamos Shares	10.64	10,000	Alamos Option
9-Feb-11	Alamos Shares	9.80	10,000	Alamos Option
8-Feb-11	Alamos Shares	6.00	25,000	Alamos Option
7-Feb-11	Alamos Shares	9.50	50,000	Alamos Option
20-Jan-11	Alamos Options	16.39	50,000	Alamos Option grants
10-Jan-11	Alamos Shares	8.70	20,000	Alamos Option
6-Jan-11	Alamos Shares	9.80	10,000	Alamos Option
5-Jan-11	Alamos Shares	10.36	30,000	Alamos Option
4-Jan-11	Alamos Shares	8.68	40,000	Alamos Option
22-Dec-10	Alamos Shares	7.72	35,000	Alamos Option
21-Dec-10	Alamos Shares	9.80	10,000	Alamos Option
17-Dec-10	Alamos Shares	14.94	10,000	Alamos Option
7-Dec-10	Alamos Shares	7.84	3,000	Alamos Option
3-Dec-10	Alamos Shares	10.80	66,600	Alamos Option
30-Nov-10	Alamos Shares	9.80	5,000	Alamos Option

18-Nov-10	Alamos Shares	14.05	1,200	Alamos Option
11-Nov-10	Alamos Shares	8.90	20,000	Alamos Option
10-Nov-10	Alamos Shares	13.04	50,000	Alamos Option
9-Nov-10	Alamos Shares	11.35	219,500	Alamos Option
27-Oct-10	Alamos Shares	8.23	38,000	Alamos Option
12-Oct-10	Alamos Options	17.28	100,000	Alamos Option grants
21-Sep-10	Alamos Shares	8.90	10,000	Alamos Option
13-Sep-10	Alamos Shares	14.05	1,200	Alamos Option
8-Sep-10	Alamos Shares	8.10	10,000	Alamos Option
26-Aug-10	Alamos Shares	7.84	5,000	Alamos Option
25-Aug-10	Alamos Shares	10.95	3,800	Alamos Option
23-Aug-10	Alamos Shares	9.53	19,600	Alamos Option
20-Aug-10	Alamos Shares	8.90	10,000	Alamos Option
20-Aug-10	Alamos Options	17.00	15,000	Alamos Option grants
18-Aug-10	Alamos Shares	6.22	28,500	Alamos Option
17-Aug-10	Alamos Shares	8.90	10,000	Alamos Option
16-Aug-10	Alamos Shares	14.05	2,000	Alamos Option
12-Aug-10	Alamos Shares	10.64	2,500	Alamos Option
30-Jun-10	Alamos Shares	6.22	100,000	Alamos Option
28-Jun-10	Alamos Shares	8.90	10,000	Alamos Option
23-Jun-10	Alamos Shares	6.10	5,000	Alamos Option
22-Jun-10	Alamos Shares	11.00	109,800	Alamos Option
21-Jun-10	Alamos Shares	9.06	45,000	Alamos Option
18-Jun-10	Alamos Shares	9.02	61,000	Alamos Option
17-Jun-10	Alamos Shares	6.60	115,000	Alamos Option
16-Jun-10	Alamos Shares	6.75	41,000	Alamos Option
15-Jun-10	Alamos Shares	7.29	6,000	Alamos Option
14-Jun-10	Alamos Shares	10.67	11,200	Alamos Option
11-Jun-10	Alamos Shares	8.90	12,000	Alamos Option
9-Jun-10	Alamos Shares	6.78	36,000	Alamos Option
7-Jun-10	Alamos Options	14.94	200,000	Alamos Option grants
3-Jun-10	Alamos Shares	5.55	75,000	Alamos Option
2-Jun-10	Alamos Options	14.92	2,791,000	Alamos Option grants
28-May-10	Alamos Shares	3.73	25,000	Alamos Option
26-May-10	Alamos Shares	6.00	20,000	Alamos Option
25-May-10	Alamos Shares	3.73	25,000	Alamos Option

Legal Proceedings

In the normal course of business, Alamos is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. Alamos periodically reviews the status of these proceedings with counsel. Alamos believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

Transfer Agent, Registrar and Auditor

The transfer agent and registrar for the Alamos Shares is Computershare Investor Services Inc. The register of transfers of the Alamos Shares is maintained by Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

The auditors of Alamos are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario.

Available Information

Alamos files reports and other information with the Canadian provincial securities commissions listed above. These reports containing additional information with respect to Alamos’ business and operations are available to the public free of charge at www.sedar.com.

Documents Incorporated by Reference

Information has been incorporated by reference in this Appendix K from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Alamos at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada, M5H 3P5, or by telephone: 416-368-9932 x 439. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on SEDAR at www.sedar.com.

The following documents of Alamos filed with the various securities commissions or similar authorities in the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this Appendix J:

(a)	the Alamos AIF;

(b)	the audited comparative consolidated financial statements of Alamos as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the auditors’ report thereon;

(c)	Alamos’ management’s discussion and analysis of the financial condition and results of operations of Alamos as at and for the years ended December 31, 2014 and 2013;

(d)	the unaudited interim comparative consolidated financial statements of Alamos as at and for the three month period ended March 31, 2015;

(e)	Alamos’ management’s discussion and analysis of the financial condition and results of operations of Alamos for the three month period ended March 31, 2015;

(f)	Alamos’ information circular and proxy statement dated April 27, 2015 in respect of the annual and special meeting of Alamos Shareholders to be held on June 3, 2015; and

(g)	Alamos’ material change report dated April 22, 2015 in respect of the entering into of the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Alamos with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Appendix K. Shareholders should refer to these documents for important information concerning Alamos.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix K to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Appendix K.

Information contained or otherwise accessed through Alamos’ website, www.alamosgold.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this Circular.

Risk Factors

The business and operations of Alamos are subject to risks. In addition to considering the other information in this Circular, Alamos Shareholders should consider carefully the factors set forth in the Alamos AIF and in Alamos’ management’s discussion and analysis for the year ended December 31, 2014, which are incorporated by reference herein.

APPENDIX L - AMALCO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

L-1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in thousands of United States dollars, unless otherwise noted)

1

Amalco
Unaudited Pro Forma Consolidated Balance Sheet
As at March 31, 2015

(in thousands of United States dollars)
		AuRico	AuRico
		Metals	excluding			Pro forma
		(Note	AuRico			adjustments	Pro forma
	AuRico	6 (xviii)	Metals	Alamos		(Note 6)	consolidated
ASSETS
Cash and cash equivalents	$91,084	($208)	$90,876	$351,441	(v)	(20,000)	402,961
					(vi)	(19,343)
					(iii)	(13)
Receivables	14,112	(954)	13,158	12,402			25,560
Current income taxes receivable	4,961	(1,550)	3,411	14,191	(viii)	1,550	19,152
Investments	-	-	-	162			162
Inventories	75,083	(5,293)	69,790	55,115	(ix)	3,801	128,706
Prepaids and deposits	1,581	(40)	1,541	4,445			5,986
	186,821	(8,045)	178,776	437,756		(34,005)	582,527

Investments	176	-	176	-	(xvii)	6,856	7,032
Long-term inventories	102,136	-	102,136	6,639	(ix)	35,134	143,909
Investments in associate and joint venture	23,288	-	23,288	-			23,288
Other long-term assets	47,910	(14,642)	33,268	-	(v)	7,491	40,759
Property, plant and	1,655,390	(107,289)	1,548,101	437,459	(x)	63,389	2,011,640
equipment and mining					(xi)	(37,309)
interests
Intangible assets	27,567	(8,897)	18,670	-			18,670
Goodwill	241,693	-	241,693	-	(xv)	82,268	323,961
	$2,284,981	($138,873)	$2,146,108	$881,854		$123,824	3,151,786

See accompanying notes

2

Amalco
Unaudited Pro Forma Consolidated Balance Sheet
|As at March 31, 2015

(in thousands of United States dollars)
		AuRico	AuRico
		Metals	excluding
		(Note	AuRico			Pro forma	Pro forma
	AuRico	6 (xviii)	Metals	Alamos		adjustments	consolidated
LIABILITIES
Trade payables and accrued liabilities	$41,514	($1,433)	$40,081	$32,241	(iv)	921	$73,243
Current income tax liability	452	(187)	265	-			265
Current portion of debt and financing obligations	6,592	-	6,592	-			6,592
Derivative liabilities	2,823	-	2,823	-			2,823
Obligation to renounce flow-through exploration expenditures	4,390	-	4,390	-			4,390
Current portion of long- term provisions	1,671	(388)	1,283	-			1,283
	57,442	(2,008)	55,434	32,241		921	88,596

Debt and financing obligations	306,220	-	306,220	-			306,220
Obligation to renounce flow-through exploration expenditures	1,853	-	1,853	-			1,853
Provisions	27,508	(13,908)	13,600	22.559			36,159
Other liabilities	-	-	-	503			503
Deferred income tax liability	289,216	(14,141)	275,075	40,115	(xi) (xii)	(9,406 34,014)	322,627
					(xiii)	(17,171)
	682,239	(30,057)	652,182	95,418		8,358	755,958

SHAREHOLDERS’
EQUITY
Capital stock	2,041,791	-	2,041,791	509,068	(i)	(509,068)	2,970,612
					(ii)	928,821
Warrants	-	-	-	21,667	(i)	(21,667)	1,674
					(iv)	1,674
Contributed surplus	63,089	-	63,089	26,758	(i)	(26,758)	68,674
					(iv)	5,585
Deficit	(501,897)	(108,816)	(610,713)	229,453	(i)	(229,453)	(644,891)
					(v)	(12,509)
					(vi)	(19,343)
					(viii)	1,550
					(xi)	(27,903)
					(xiii)	17,171
					(xvii)	6,856
Accumulated other	(241)	-	(241)	(510)	(i)	510	(241)
comprehensive income
	1,602,742	(108,816)	1,493,926	786,436		115,466	2,395,828

	$2,284,981	($138,873)	$2,146,108	$881,854		$123,824	$3,151,786

See accompanying notes

3

Amalco
Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months ended March 31, 2015

(in thousands of United States dollars)
		AuRico	AuRico
		Metals	excluding
		(Note	AuRico			Pro forma	Pro forma
	AuRico	6 (xviii)	Metals	Alamos		adjustments	consolidated

Revenue from mining operations	$65,359	$-	$65,359	$44,728	(xvi)	514	110,601

Expenses
Production costs	37,712	-	37,712	29,436	(vii)	678	68,340
					(xvi)	514
Refining costs	190	-	190	-			190
Amortization and depletion	21,585	-	21,585	8,954	(x) (xi)	1,320 (678)	31,181
Reclamation, care and maintenance expenses	32	(32)	-	-			-
Total cost of sales	59,519	(32)	59,487	38,390		1,834	99,711

General and administrative expenses	4,750	(269)	4,481	4,556			9,037
Exploration and business development	406	-	406	1,733	(xiv)	(834)	1,305
Impairment charge	3,175	-	3,175	-			3,175

(Loss) / earnings from operations	(2,491)	301	(2,190)	49		(486)	(2,627)

Finance costs	(5,816)	47	(5,769)	(360)			(6,129)
Foreign exchange loss	(5,046)	1,229	(3,817)	(1,767)			(5,584)
Other income	6,973	(5,754)	1,219	7,070			8,289
Equity in loss of associate and joint venture	(145)	-	(145)	-			(145)

(Loss) / earnings before income taxes	(6,525)	(4,177)	(10,702)	4,992		(486)	(6,196)

Deferred income tax expense / (recovery)	28,314	(4,223)	24,091	300	(xiii)	(465)	23,926
Current income tax expense	419	(187)	232	2,477			2,709
	28,733	(4,410)	24,323	2,777		(465)	26,635

Net (loss ) / earnings	($35,258)	$233	($35,025)	$2,215		($966)	($32,831)

Loss per common share

Basic	($0.14)		($0.14)				($0.07)
Diluted	($0.14)		($0.14)				($0.07)

Weighted average number of common shares outstanding (in thousands)

Basic	250,839		250,839				503,236
Diluted	250,839		250,839				503,236

Loss per Class A common share

Basic	($0.14)		($0.14)		(xx)		($0.13)
Diluted	($0.14)		($0.14)				($0.13)

Weighted average number of Class A common shares outstanding (in thousands)

Basic	250,839		250,839		(xx)		253,933
Diluted	250,839		250,839				253,933

See accompanying notes

4

Amalco
Unaudited Pro Forma Consolidated Statement of Operations
For the Year ended December 31, 2014

(in thousands of United States dollars)
		AuRico	AuRico
		Metals	excluding
		(Note	AuRico			Pro forma	Pro forma
	AuRico	6 (xviii)	Metals	Alamos		adjustments	consolidated

Revenue from mining operations	$291,182	$-	$291,182	$169,938	(xvi)	1,800	462,920

Expenses
Production costs	199,309	-	199,309	94,686	(vii)	3,074	298,869
					(xvi)	1,800
Refining costs	595	-	595	-			595
Amortization and depletion	121,468	-	121,468	42,970	(x) (xi)	3,666 (3,074)	165,030
Reclamation, care and maintenance expenses	5,971	(4,972)	999	-			999
Total cost of sales	327,343	(4,972)	322,371	137,656		5,466	465,493

General and administrative expenses	25,921	(1,428)	24,493	16,377			40,870
Exploration and business development	1,001	-	1,001	6,158	(xiv)	(3,954)	3,205
Impairment charge	91,622	-	91,622	-			91,622

(Loss) / earnings from operations	(154,705)	(6,400)	(148,305)	9,747		288	(138,270)

Finance costs	(19,910)	365	(19,545)	(1,393)			(20,938)
Foreign exchange loss	(6,639)	2,288	(4,351)	(4,700)			(9,051)
Other loss	(17,201)	10,785	(6,416)	(1,315)			(7,731)
Equity in loss of associate and joint venture	(171)	-	(171)	-			(171)

(Loss) / earnings before income taxes	(198,626)	19,838	(178,788)	2,339		288	(176,161)

Deferred income tax (recovery) / expense	(26,278)	451	(25,827)	1,100	(x)	(1,292)	(26,019)
Current income tax (recovery) / expense	(2,700)	-	(2,700)	3,365			665
	(28,978)	451	(28,527)	4,465		(6,434)	(25,354)

Net (loss ) / earnings	($169,648)	$19,387	($150,261)	($2,126)		$6,722	($150,807)

Loss per common share

Basic	($0.68)		($0.60)				($0.30)
Diluted	($0.68)		($0.60)				($0.30)

Weighted average number of common shares outstanding (in thousands)

Basic	248,890		248,890				501,287
Diluted	248,890		248,890				501,287

Loss per Class A common share

Basic	($0.68)		($0.60)		(xx)		($0.60)
Diluted	($0.68)		($0.60)				($0.60)

Weighted average number of Class A common shares outstanding (in thousands)

Basic	248,890		248,890		(xx)		252,949
Diluted	248,890		248,890				252,949

See accompanying notes

5

Amalco
Notes to the Unaudited Pro Forma Consolidated Financial Statements
March 31, 2015
(In thousands of United States dollars, unless otherwise noted)

1.                  Description of the transaction

The pro forma consolidated financial statements have been prepared for the purpose of inclusion in a joint information circular dated May 22, 2015 in connection with the definitive agreement (the “Arrangement Agreement”) announced on April 13, 2015 pursuant to which AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Alamos”) will be combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a new intermediate gold producer (“Amalco”).

Under the Arrangement, and subject to adjustment as contemplated by the Arrangement Agreement, each share of Alamos will ultimately be exchanged for one Amalco Class A common share (equivalent to 1.9818 existing AuRico shares) and $0.0001 in cash and each share of AuRico will ultimately be exchanged for 0.5046 Class A common shares of Amalco. Also under the Arrangement, all Alamos options, warrants, stock appreciation rights, restricted share units and deferred share units, and all AuRico options, performance share units, restricted share units and deferred share units, will be exchanged for equivalent Amalco awards and will be subject to such adjustment as contemplated by the Arrangement.

In addition, in accordance with the Arrangement, AuRico Metals Inc. (“AuRico Metals”), AuRico and Alamos will enter into a contribution agreement prior to the completion of the Arrangement (the “AuRico Metals Contribution Agreement”), whereby AuRico Metals will hold AuRico’s Kemess Project, a new 1.5% net smelter return royalty on AuRico’s Young-Davidson mine (the “Y-D Royalty”), AuRico’s Fosterville, Leviathan and Stawell net smelter return royalties, cash in an amount equal to $20 million less the Converted Committed Amount (as defined below), and cash in an amount equal to the Earn-In Committed Amount (which amount must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses).

In addition, AuRico Metals will grant to Amalco a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount is due and payable to AuRico Metals on the effective date of the Arrangement and must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

If Amalco does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Amalco shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-In Committed Amount). If Amalco does receive the earn-in interest, Amalco and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Amalco earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Amalco’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Upon completion of the Arrangement, Amalco will own 4.9% of AuRico Metals, and the remaining 95.1% of AuRico Metals shares will be distributed by Amalco to holders of Class A common shares pro rata to their holdings of Class A common shares.

6

2.                  Basis of presentation

These pro forma consolidated financial statements have been prepared by management of AuRico based on financial statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) to give effect to the transactions described in Note 1.

The pro forma consolidated statement of operations for the year ended December 31, 2014 and unaudited pro forma consolidated statement of operations the three months March 31, 2015 give effect to the transaction described in note 1 as if they had occurred on January 1, 2014.

The pro forma consolidated balance sheet as at March 31, 2015 gives effect to the transactions described in note 1 as if they had occurred on March 31, 2015.

The pro forma consolidated financial statements were based on and should be read in conjunction with the:

•	separate audited consolidated financial statements of AuRico as at and for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB;
•	separate audited consolidated financial statements of Alamos as at and for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB;
•	unaudited interim consolidated financial statements of AuRico as at and for the three months ended March 31, 2015, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”); and
•	unaudited interim consolidated financial statements of Alamos as at and for the three months ended March 31, 2015, prepared in accordance with IAS 34.

Certain reclassifications have been made to the historical financial statements of Alamos in the preparation of the pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by AuRico, and to align the accounting policies of Alamos to those applied by AuRico.

The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The pro forma consolidated financial statements as at and for the three months ended March 31, 2015 and for the year ended December 31, 2014 was prepared using the acquisition method of accounting. AuRico is considered the legal and accounting acquirer of Alamos, and accordingly, these pro forma consolidated financial statements give effect to the business combination reflecting AuRico as the acquirer for accounting purposes. At the time of preparation of these pro forma consolidated financial statements, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma consolidated financial statements and the combined company’s future results of operations and financial position.

The assets acquired and liabilities assumed of Alamos will be recorded as of the completion of the Arrangement, primarily at their respective fair values and added to those of AuRico. The results of operations of Alamos will be included in the financial statements of the combined company as of the date of the completion of the Arrangement.

In the opinion of AuRico’s management, all adjustments considered necessary for a fair presentation have been included. No adjustments have been made to reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the Arrangement, the costs to integrate the operations of AuRico and Alamos, or the costs necessary to achieve any cost savings, operating synergies or revenue enhancements. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Arrangement been completed as of the dates indicated. In addition, the pro forma consolidated financial statements do not purport to project the future financial position or operating results of the combined company.

7

For the purposes of the application of IFRIC 17, fair values of the assets distributed to AuRico Metals will be determined as of the closing of the Arrangement and any resulting gain or loss will recorded in the Statement of Operations of Amalco at that time.

3.                  Accounting policies

The pro forma consolidated financial statements have been prepared using accounting policies consistent with the policies used in preparing AuRico’s audited consolidated financial statements as at and for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB.

4.                  Estimated consideration transferred

The pro forma consolidated financial statements reflect the following preliminary estimate of consideration to be transferred to effect the Arrangement:

	Conversion
	calculation	Fair value

Alamos common shares outstanding on May 12, 2015	127,357,486

Multiplied by the exchange ratio of 1.9818 common shares of AuRico for each share of Alamos outstanding	252,397,066 AuRico shares to be issued

Multiplied by AuRico’s share price as at May 12, 2015	$ 3.68	$ 928,821

Cash payment in the amount of $0.0001 per share		13

Number and estimated fair value of Alamos warrants exchanged for warrants in the combined company	7,167,866	1,674

Number and estimated fair value of Alamos stock options exchanged for stock options in the combined company	5,638,700	1,464

Number and estimated fair value of Alamos SARs exchanged for SARs in the combined company	2,679,557	936

Number and estimated fair value of Alamos RSUs exchanged for RSUs in the combined company	1,175,392	2,049

Number and estimated fair value of Alamos DSUs exchanged for DSUs in the combined company	159,425	1,136

Estimate of consideration to be transferred(1)		$ 936,093

(1)

The estimated consideration expected to be transferred reflected in these pro forma consolidated financial statements does not purport to represent what the actual consideration transferred will be when the Arrangement is consummated. In accordance with the acquisition method of accounting, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the Arrangement at the then-current market price. This requirement will likely result in a per share amount different from the $3.68 assumed in the pro forma consolidated financial statements and that difference may be material. For purposes of determining the consideration transferred within the pro forma consolidated financial statements, the closing AuRico common share price of $3.68 on May 12, 2015 was used in the calculation. Management has used a 5% variability factor to illustrate the impact share price movements have on the goodwill and consolidated shareholders’ equity. AuRico management deems this variability factor reasonable in light of current share price volatility.

8

	Pro forma	Increase in	Decrease in
	purchase price	AuRico share	AuRico share
	allocation	price by 5%	price by 5%
Price per share applied in the determination of consideration	$3.68	$3.86	$3.50

Shares issued	252,397,066	252,397,066	252,397,066

Consideration issued to Alamos shareholders (excluding stock options, SARs, RSUs and DSUs)	$928,821	$974,253	$883,390

Cash payment in the amount of $0.0001 per share	$13	$13	$13

Estimated fair value of replacement warrants issued	$1,674	$1,674	$1,674

Estimated fair value of replacement stock options issued	$1,464	$1,464	$1,464

Estimated fair value of replacement SARs issued	$936	$936	$936

Estimated fair value of replacement RSUs issued	$2,049	$2,151	$1,946

Estimated fair value of replacement DSUs issued	$1,136	$1,193	$1,079

Total consideration	$936,093	$981,684	$890,502

Goodwill	$82,268	$127,859	$36,677

Consolidated shareholders’ equity	$2,395,828	$2,441,419	$2,350,237

5.                  Estimate of assets to be acquired and liabilities to be assumed

The pro forma consolidated financial statements reflect the following preliminary estimate of the assets to be acquired and the liabilities to be assumed by AuRico in the Arrangement, reconciled to the consideration transferred (note 4) as a result of the Arrangement as at March 31, 2015:

Book value of net assets acquired	$786,436
Fair value and other adjustments to:
Mining interests (i)	63,389
Finished goods inventory (ii)	3,801
Long-term stockpile inventory (iii)	35,134
Goodwill (v)	82,268
Trade payables and accrued liabilities (vi)	(921)
Deferred income tax liability (iv)	(34,014)

Estimate of consideration expected to be transferred	$936,093

i.	Reflects an adjustment of $63,389 to record the preliminary fair value adjustment allocated to Alamos’ mining interests, resulting in a total fair value of $500,848.

ii.	Reflects an adjustment of $3,801 to record the preliminary fair value adjustment allocated to Alamos’ finished goods inventory, resulting in a total fair value of $15,786.

9

iii.	Reflects an adjustment of $35,134 to record the preliminary fair value adjustment allocated to Alamos’ long term stockpile inventory, resulting in a total fair value of $41,773.

iv.

Represents the estimated deferred income tax liability, calculated based on an estimated substantively enacted income tax rate in each jurisdiction, multiplied by the estimated fair value adjustment. The pro forma adjustment to record the effect of deferred taxes was computed as follows:

Estimated fair value adjustment:
Mining interests	$63,389
Inventories	38,935
$102,324

Associated deferred income taxes:	$34,014

v.

Management has not yet completed its determination of the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that will be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated Statement of Operations. Therefore, after reflecting the preliminary pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of the assets and liabilities acquired has been presented as “goodwill”.

vi.	Represents an adjustment of $921 to record the preliminary fair value adjustment related to the replacement SARs, RSUs, and DSUs which are cash-settled and accounted for as liabilities.

6.                  Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments” column represent the following:

(i)	These pro forma adjustments eliminate the historical equity accounts of Alamos.

(ii)	This pro forma adjustment reflects the issuance of 252,397,066 common shares of AuRico at $3.68 per share in connection with the acquisition of 100% of the outstanding shares of Alamos.

(iii)

This pro forma adjustment reflects the cash consideration of $0.0001 per common share paid to shareholders of Alamos in accordance with the Arrangement, multiplied by 127,357,486, being the common shares of Alamos outstanding on May 12, 2015.

(iv)

This pro forma adjustment reflects the fair value of replacement stock options outstanding with a total estimated fair value of $1,464, replacement SARs with a total estimated fair value of $936, replacement RSUs with a total estimated fair value of $2,049 and replacement DSUs with a total estimated fair value of $1,136. This adjustment also represents the fair value of replacement warrants with a total estimated fair value of $1,674. This adjustment also reflects the $921 increase in trade payables and accrued liabilities relating to the increased value of the cash-settled RSUs, DSUs, and SARs.

(v)

This pro forma adjustment reflects the capitalization of AuRico Metals with $20,000 cash, as per the Arrangement. Of this amount, $7,491 ($9,500 CAD) represents the Converted Committed Amount (Earn-In Committed Amount), which will be converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement. The Earn-In Committed Amount must be spent by AuRico Metals as agent and on behalf of Amalco on Canadian exploration expenses.

10

(vi)

This pro forma adjustment reflects AuRico and Alamos’ combined estimated transaction costs of approximately $19,343 associated with the Arrangement. These costs are reflected as an adjustment to cash and cash equivalents and the deficit balance. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma consolidated income statement.

(vii)	This pro forma adjustment reflects the increase in production costs associated with the payment of the Y-D royalty to AuRico Metals.

(viii)	This pro forma adjustment reinstates the current tax receivables previously eliminated in the AuRico Metals adjustments as all tax receivables will remain with Amalco as per the Arrangement.

(ix)	This pro forma adjustment reflects the estimated increase to inventories associated with the preliminary fair value adjustment of approximately $38,935 (note 5).

(x)

This pro forma adjustment reflects the estimated increase to mining interests associated with the preliminary fair value adjustment of approximately $63,389 (note 5). The associated increase to amortization and depletion is estimated to be approximately $1,320 and $3,666 for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively, partially offset by a deferred income tax impact of $465 and $1,292, respectively.

(xi)

This pro forma adjustment reflects the disposal of the book value of the Y-D Royalty, of approximately $37,309, associated with the AuRico Metals distribution, along with the related deferred income tax impact of $9,406. In addition, a reduction in amortization and depletion of approximately $678 and $3,074 was recognized relating to this transaction for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively.

(xii)

This pro forma adjustment reflects an estimate of the tax impact of the Arrangement on the pro forma balance sheet, primarily related to the estimated fair value adjustment for mining interests and the capitalization of exploration costs. AuRico management believes that using this tax rate is factually supportable in that it is derived from statutory rates in these respective jurisdictions. The actual effective tax rate of the combined company could be significantly different [either higher or lower] than the estimated tax rate, and depends on post-Arrangement activities.

(xiii)

This pro forma adjustment gives effect to the deferred tax consequences of the transfer of net assets to AuRico Metals, after the previously eliminated deferred tax liability included in the AuRico Metals adjustments.

(xiv)	This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Alamos in accordance with AuRico’s accounting policy.

(xv)	This pro forma adjustment represents goodwill.

(xvi)	This pro forma adjustment presents Alamos’ silver sales in revenue from mining operations on a basis consistent with the presentation in AuRico’s consolidated financial statements.

(xvii)	This pro forma adjustment represents the 4.9% investment in AuRico Metals retained by Amalco.

(xviii)	These pro forma adjustments eliminate the AuRico Metals assets, liabilities, revenues and expenses based on amounts included in the Kemess Project and Royalties carve-out financial statements.

(xix)

This pro forma statement was prepared on the basis that no rights of first offer or first refusal be applicable to the Fosterville, Stawell and Leviathan Royalties. To the extent rights of first refusal or rights of first offer are applicable and are exercised, AuRico Metals will receive from AuRico the amount paid by Fosterville, Stawell and Leviathan, as applicable, to AuRico in connection with the exercise by them of such rights.

11

(xx)	The pro forma consolidated basic and diluted earnings per share for the period presented is calculated as follows:

For the three months ended March 31, 2015:	(thousands)
AuRico’s weighted average number of shares outstanding – basic and diluted	250,839
Adjustment for AuRico common shares assumed issued on January 1, 2014 to Alamos shareholders in connection with the Arrangement	252,397
Pro forma weighted average common shares outstanding – basic and diluted	503,236
Adjustment for exchange to Class A common shares at 0.5046	(249,303)
Pro forma weighted average Class A common shares outstanding – basic and diluted	253,933

For the year ended December 31, 2014:
AuRico’s weighted average number of shares outstanding – basic and diluted	248,890
Adjustment for AuRico common shares assumed issued on January 1, 2014 to Alamos shareholders in connection with the Arrangement	252,397
Pro forma weighted average common shares outstanding – basic and diluted	501,287
Adjustment for exchange to Class A common shares at 0.5046	(248,338)
Pro forma weighted average Class A common shares outstanding – basic and diluted	252,949

12

APPENDIX M - DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem
                  (2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

                  (a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

                  (b) subsection 170 (5) or (6).

One class of shares
                  (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception
                  (3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

                  (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

                  (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value
                  (4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent
                  (5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection
                  (6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem
                   (7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution
                  (8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem
                  (9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value
                  (10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

                  (a) the shareholder’s name and address;

                  (b) the number and class of shares in respect of which the shareholder dissents; and

                  (c) a demand for payment of the fair value of such shares.

Certificates to be sent in
                  (11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

[Note: On a day to be named by proclamation of the Lieutenant Governor, subsection (11) is amended by striking out “the certificates representing” and substituting “the certificates, if any, representing”. See: 2011, c. 1, Sched. 2, ss. 1 (9), 9 (2).]

Idem
                  (12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate
                  (13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder
                  (14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

                  (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

                  (b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

    (c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

[Note: On a day to be named by proclamation of the Lieutenant Governor, subsection (14) is amended by striking out “and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee” at the end. See: 2011, c. 1, Sched. 2, ss. 1 (10), 9 (2).

Note: On a day to be named by proclamation of the Lieutenant Governor, section 185 is amended by adding the following subsections:

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

See: 2011, c. 1, Sched. 2, ss. 1 (11), 9 (2).]

Offer to pay

              (15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem
              (16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem
              (17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value
               (18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem
              (19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem
              (20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs
              (21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders
              (22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined
              (23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem
              (24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers
              (25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order
              (26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest
              (27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay
              (28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem
              (29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem
              (30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order
              (31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear
(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection
(31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

APPENDIX N - DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH
COLUMBIA)

DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(h)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(i)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(j)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(k)

in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)  This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)  A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)  Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1)  A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)  A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)  If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)  If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)  If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)  If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)  Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)  A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)  A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)  A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)  The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)  A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)  The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)  After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)  Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)  Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)  A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)  A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)  Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)  If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)  A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX O - AMALCO BY-LAWs

BY-LAW NUMBER 1
A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF
ALAMOS GOLD INC.

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this by-law:

“Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means Alamos Gold Inc., a corporation existing under the Act;

“director” means a director of the Corporation;

“officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

“person” means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

“proxyholder” means an individual holding a valid proxy for a shareholder;

“resident Canadian” has the meaning ascribed to that phrase in the Act;

“shareholder” means a shareholder of the Corporation;

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

“voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

1.2	Number, Gender and Headings

In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3	By-Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4	Computation of Time

The computation of time and any period of days shall be determined IN accordance with the Act.

ARTICLE 2
DIRECTORS

2.1	Notice of Meeting

Any director or the president may call a meeting of the board by giving notice stating the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or by telephonic or electronic means shall be sent no less than 48 hours before the time of the meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except as the Act may specifically require.

2.2	Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.3	Place of Meeting

A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.4	No Notice to Newly Appointed Director

An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

2.5	Quorum for Board Meetings

A majority of the directors constitute a quorum at a meeting of the board.

2.6	Chairman of Board Meetings

The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chairman of the board, the managing director or the president who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting.

2.7	Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall have a second or casting vote. Notwithstanding the foregoing, until the second anniversary of the Effective Date (as defined in the Plan of Arrangement attached to the articles of the Corporation), the removal of, or failure to reappoint, Mr. John McCluskey as president and chief executive officer of the Corporation and any modification or amendment to any employment or similar agreement with Mr. John McCluskey in effect at the Effective Date shall require the affirmative vote of not less than two-thirds of the disinterested directors. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.7 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

2.8	Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation. The directors hereby delegate to the president and chief executive officer of the Corporation the power to appoint or remove the officers of the Corporation, other than the chief executive officer, the chief financial officer, the chief operating officer, the chair or the president, if any, of the Corporation. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.8 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

ARTICLE 3
MEETINGS OF SHAREHOLDERS

3.1	Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

3.2	Quorum at Meetings of Shareholders

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the purpose of selecting a Chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of votes attaching to the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

3.3	Chairman’s Vote

The chairman of any meeting of shareholders shall not have a second or casting vote.

3.4	Voting

Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.

3.5	Scrutineers

The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.6	Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the chairman, the managing director and the President, as well as others permitted by the chairman of the meeting.

3.7	Meeting by Telephonic or Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

ARTICLE 4
SECURITY CERTIFICATES, PAYMENTS

4.1	Certificates

(a)

Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

(b)

Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

4.2	Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

4.3	Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4	Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5	Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 5
SIGNATORIES, INFORMATION

5.1	Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2	Facsimile or Electronic Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3	Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

5.4	Financial Year End

The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

ARTICLE 6
PROTECTION AND INDEMNITY

6.1	Transactions with the Corporation

No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain from voting in respect of any such contract, transaction or arrangement.

6.2	Limitation of Liability

Subject to the Act, no director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or act for conformity;

(c)	any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

(d)	the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.3	Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.4	Indemnity of Directors and Officers

As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this section) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity if:

(a)	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or as the case may be, to the interests of the other entity; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

“Indemnified Person” means

(c)	each director and former director of the Corporation;

(d)	each officer and former officer of the Corporation;

(e)	each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and

(f)	the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c).

6.5	Advances by the Corporation

The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified person does not fulfil the duties of Subsections 6.4(a) and (b).

6.6	Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.

6.7	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Subsection 6.4 as the board may determine.

ARTICLE 7
NOTICES

7.1	Procedure for Sending Notices

Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by telephonic or electronic means or on the fifth day after it was mailed.

7.2	Notices to Successors in Title

Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation’s share register.

7.3	Notice to Joint Shareholders

Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such address if there is more than one.

7.4	Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature.

7.5	Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a)	by accident, notice was not sent to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of that notice.

7.6	Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1	Former By-Laws May be Repealed

Subject to Section 2.7 and Section 2.8, the board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2	Repeal of By-Laws

All previous by-laws of the Corporation are repealed.

8.3	Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

BY-LAW NO. 2

A by-law relating to
the nomination of persons for
election to the board of directors of:

ALAMOS GOLD INC.

(the “Corporation”)

Nomination of Directors

1.

Nomination Procedures. Except as otherwise provided by applicable law, the articles of the Corporation (the “Articles”) or the by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”) or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in Section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (ii) who complies with the notice procedures set forth below in this By- law No. 2.

2.

Nominations for Election. The procedures set out in this By-law No. 2 will be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.

Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this By-law No. 2.

4.	Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the Nominee;

(ii)	the Nominee’s status as a “resident Canadian” (as such term is defined in the Act);

(iii)	the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice;

(iv)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed, or which are owned beneficially or of record, by the Nominee or his or her associates or affiliates as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice and the date or dates on which such securities were acquired;

(v)

full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and beneficial owner, if any, and their respective Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand;

(vi)

any other information relating to the Nominee that would be required to be disclosed in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

(vii)	a duly completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading;

(b)	as to the Nominating Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

(i)	the name and address of such Nominating Shareholder, as they appear on the

Corporation’s securities register, and of such beneficial owner, if any, and of their respective Representatives;

(ii)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or which are owned beneficially or of record by such Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives and the date or dates on which such securities were acquired; and

(iii)

any other information that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

6.

Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting, or any adjournment or postponement thereof.

7.

Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law No. 2; provided, however, that nothing in this By-law No. 2 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

8.

Disclosure of Nominee Information. The Corporation shall make all information requested and received from the Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation.

9.

Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and will be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Eastern Time) on a day which is a Business Day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

10.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law No. 2.

11.	Definitions. For purposes of this By-law No. 2:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

(c)

“person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

(d)

“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(e)

“Representative” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert.

The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.

APPENDIX P - COMPARISON OF RIGHTS UNDER THE BCBCA AND OBCA

The OBCA provides shareholders with substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA which management of Alamos considers to be relevant and material to Alamos Shareholders, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles,” which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the corporation’s registered and records office.

Under the OBCA, a corporation’s charter documents consist of “articles of incorporation,” which set forth the name of the corporation and the amount and type of authorized capital, and the “by-laws,” which govern the management of the corporation. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Sale of Business or Assets

Under the BCBCA, the directors of a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation's business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation's articles, if such specified majority is at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least two-thirds of the votes cast on the resolution.

The OBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation. Holders of shares of a class or series, whether or not they are otherwise entitled to vote, can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Charter Documents of a Corporation

Changes to the articles of a corporation under the BCBCA will be effected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation’s articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires shareholders approve the adoption of the amalgamation agreement by way of a special resolution.

Under the OBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

a)	alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

b)	adopt an amalgamation agreement;

c)	approve an amalgamation under Division 4 of Part 9 of the BCBCA;

d)	approve an arrangement, the terms of which arrangement permit dissent;

e)	authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking; or

f)	authorize the continuation of the corporation into a jurisdiction other than British Columbia.

In certain circumstances, shareholders may also be entitled to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

The OBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

a)	amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

c)	amalgamate with another corporation;

d)	be continued under the laws of another jurisdiction; or

e)	sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

a)	any act or omission of a corporation or its affiliates effects or threatens to effect a result;

b)	the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

c)

the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the OBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the OBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. The complainant must provide the directors of the corporation or its subsidiary with fourteen days’ notice of the complainant’s intention to apply to the court to bring a derivative action, unless all of the directors of the corporation or its subsidiary are defendants in the action.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The OBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders’ Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose or by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Directors’ Residency Requirements

The BCBCA provides that a public corporation must have at least 3 directors but does not have any residency requirements for directors.

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the OBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders' proposals than the OBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least 2 years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

The OBCA allows shareholders entitled to vote to submit a notice of a proposal.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the OBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder's securities on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector by special resolution. Shareholders holding at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the OBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

APPENDIX Q – AURICO METALS INCENTIVE PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan, in each case as set in Schedule I to the joint management circular (the “Circular”) of AuRico Gold Inc. (the “Company”) and Alamos Gold Inc. accompanying the notice of this meeting is hereby authorized, approved and shall be adopted by AuRico Metals Inc. (“AuRico Metals”), provided that this resolution shall not become effective unless the Arrangement (as defined in the Circular) becomes effective.

2. Any one director or officer of the Company or AuRico Metals is hereby authorized and directed to do such things and to sign, execute and deliver all documents that such director and/or officer may, in his or her discretion, determine to be necessary or desirable in order to give full effect to the purpose of this resolution.

Q-1

APPENDIX R – ALAMOS AURICO METALS INCENTIVE PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The AuRico Metals Long Term Incentive Plan and the AuRico Metals Employee Share Purchase Plan, in each case as set in Schedule I to the joint management circular (the “Circular”) of Alamos Gold Inc. (the “Company”) and AuRico Gold Inc. accompanying the notice of this meeting is hereby authorized, approved and shall be adopted by AuRico Metals Inc. (“AuRico Metals”), provided that this resolution shall not become effective unless the Arrangement (as defined in the Circular) becomes effective.

2. Any one director or officer of the Company or AuRico Metals is hereby authorized and directed to do such things and to sign, execute and deliver all documents that such director and/or officer may, in his or her discretion, determine to be necessary or desirable in order to give full effect to the purpose of this resolution.

R-1

Any question and requests for assistance may be directed to the
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